Form 20-F
period 2019-03-31
MOGU Inc.
filed 2019-06-28
CIK 1743971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number: 001-38748

MOGU Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Helen Ting Wu, Chief Financial Officer

Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road

Xihu District, Hangzhou, 310012

People’s Republic of China

Tel: +86 571 8605-2790

Email: ir@mogu.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing 25 Class A ordinary shares, par value US$0.00001 per share)	MOGU	The New York Stock Exchange

Class A ordinary shares, par value US$0.00001 per share*	N/A	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,371,289,450 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•

“active buyers” in a given period are to registered user accounts that placed one or more orders on our platform, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on our platform and placed orders on our platform through those different registered user accounts, the number of active buyers would, under this methodology, be counted as the number of the registered user accounts that such buyer used to place the orders.

•

“active merchants” in a given period are to merchant accounts that had one or more orders shipped to a user on our platform in that period, regardless of whether the user returns the merchandise or the merchant refunds the purchase price;

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 25 Class A ordinary shares;

•	“Beijing Meilishikong” or “Meilishikong” are to Beijing Meilishikong Network and Technology Co., Ltd.;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

•

“GMV” are to gross merchandise volume, which is the total value of orders placed on our platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on our platform are not charged for shipping fees in addition to the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in our GMV. As a prudent matter aimed at eliminating any influence on our GMV of irregular transactions, we exclude from our calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day;

•	“Hangzhou Juangua” are to Hangzhou Juangua Network Co., Ltd.;

•	“Hangzhou Shiqu” are to Hangzhou Shiqu Information and Technology Co., Ltd.;

•

“MOGU,” “we,” “us,” “our company” and “our” are to MOGU Inc., our Cayman Islands holding company and its subsidiaries, its consolidated affiliated entities and the subsidiaries of the consolidated affiliated entities;

•	“Meilishuo Beijing” are to Meilishuo (Beijing) Network Technology Co., Ltd.;

•

“mobile MAUs” are to monthly active users who access our platform through our mobile apps, our Mini Programs on Weixin or our mobile websites at least once during the calendar month in question. If a mobile device accesses two different mobile apps or two different Mini Programs of ours over the course of a calendar month, it would, under this methodology, be counted as two mobile MAUs;

•	“our VIEs” are to Hangzhou Juangua Network Co., Ltd. and Beijing Meilishikong Network and Technology Co., Ltd.;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.7112 to US$1.00, the exchange rate in effect as of March 29, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2017, 2018 and 2019 are to the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online retail and fashion industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding keeping and strengthening our relationships with users, fashion influencers, merchants, brand and strategic partners and other stakeholders;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statement of operations and comprehensive loss data for the years ended March 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of March 31, 2018 and 2019, and selected consolidated cash flow data for the years ended March 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this selected consolidated financial data section together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

	For the Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statement of Operations and Comprehensive Loss Data:
Revenues
Commission revenues	325,335	416,335	507,728	75,654
Marketing service revenues	740,273	476,608	395,747	58,968
Other revenues	44,269	80,264	170,803	25,450

Total revenues	1,109,877	973,207	1,074,278	160,072
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(377,765)	(317,725)	(313,788)	(46,756)
Sales and marketing expenses(1)	(692,742)	(747,928)	(743,732)	(110,820)
Research and development expenses(1)	(418,496)	(289,274)	(236,446)	(35,232)
General and administrative expenses(1)	(123,404)	(100,105)	(168,379)	(25,089)
Amortization of intangible assets	(440,772)	(384,555)	(194,874)	(29,037)
Impairment of goodwill and intangible assets	(110,610)	—	—	—
Other (expense)/income, net	(17,429)	18,961	8,761	1,305

Loss from operations	(1,071,341)	(847,419)	(574,180)	(85,557)
Interest income	24,514	33,464	33,700	5,021
Investment gain	—	158,627	—	—
Gain from investment disposal	—	—	31,236	4,654
Gains on deconsolidation of a subsidiary	—	13,592	—	—
Loss before income tax and share of results of equity investee	(1,046,827)	(641,736)	(509,244)	(75,882)
Income tax benefits	107,687	88,665	17,217	2,565
Share of results of equity investee	—	(4,982)	5,752	857

	For the Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net loss	(939,140)	(558,053)	(486,275)	(72,460)
Net (loss)/income attributable to non-controlling interests	(3)	116	—	—

Net loss attributable to MOGU Inc.	(939,137)	(558,169)	(486,275)	(72,460)
Accretion on convertible redeemable preferred shares to redemption value	(601,902)	(688,240)	(509,904)	(75,978)
Deemed dividend to holders of mezzanine equity	—	—	(89,076)	(13,273)

Net loss attributable to MOGU Inc.’s ordinary shareholders	(1,541,039)	(1,246,409)	(1,085,255)	(161,711)

Net loss per share attributable to ordinary shareholders
Basic	(2.77)	(2.26)	(0.87)	(0.13)
Diluted	(2.77)	(2.26)	(0.87)	(0.13)
Weighted average number of shares used in computing net loss per share
Basic	555,729,818	550,793,455	1,247,998,533	1,247,998,533
Diluted	555,729,818	550,793,455	1,247,998,533	1,247,998,533

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(5,342)	(4,619)	(13,916)	(2,074)
Sales and marketing expenses	(2,607)	(2,450)	(9,558)	(1,424)
Research and development expenses	(7,801)	(6,016)	(15,161)	(2,259)
General and administrative expenses	(4,988)	(3,751)	(64,433)	(9,601)

Total	(20,738)	(16,836)	(103,068)	(15,358)

The following table presents our selected consolidated balance sheet data as of March 31, 2018 and 2019:

	As of March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,224,393	1,276,710	190,236
Restricted cash	1,004	1,006	150
Short-term investments	130,000	212,000	31,589
Inventories, net	110	5,042	751
Loan receivables, net	104,247	120,901	18,015
Prepayments and other current assets	188,862	161,249	24,026
Amounts due from related parties	7,179	1,789	267

Total current assets	1,655,795	1,778,697	265,034

Property, equipment and software, net	16,511	11,975	1,784
Intangible assets, net	116,770	1,001,967	149,298
Goodwill	1,568,653	1,568,653	233,737
Investments	201,037	241,721	36,018
Other non-current assets	18,755	763	114

	As of March 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Total non-current assets	1,921,726	2,825,079	420,951

Total assets	3,577,521	4,603,776	685,985

Accounts payable	12,270	17,989	2,681
Salaries and welfare payable	20,654	22,112	3,295
Advances from customers	37	1,177	175
Taxes payable	8,523	5,844	871
Amounts due to related parties	20,103	9,393	1,400
Accruals and other current liabilities	608,486	492,385	73,368

Total current liabilities	670,073	548,900	81,790

Total liabilities	695,306	556,107	82,864
Total mezzanine equity	7,384,872	—	—
Total shareholders’ (deficit)/equity	(4,502,657)	4,047,669	603,121

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,577,521	4,603,776	685,985

The following table presents our selected consolidated cash flow data for the years ended March 31, 2017, 2018 and 2019:

	For the Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(832,497)	(314,862)	(325,808)	(48,547)
Net cash (used in)/provided by investing activities	(541,637)	340,461	(82,836)	(12,343)
Net cash provided by financing activities	194,964	7,136	414,872	61,818
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	96,010	(78,833)	46,091	6,868
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,083,160)	(46,098)	52,319	7,796
Cash and cash equivalents and restricted cash at beginning of year	2,354,655	1,271,495	1,225,397	182,590
Cash and cash equivalents and restricted cash at end of year	1,271,495	1,225,397	1,277,716	190,386

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our limited operating history across our new business initiatives makes it difficult to evaluate our business prospects and future growth rate.

We have a limited operating history across some of our new business initiatives, including focusing our platform on the provision of fashion content in rich media formats, our emphasis on live video broadcasts and other engaging socially-oriented sales methods, the development and offerings of new forms of commissions and marketing services, other new service offerings targeting different customer bases and user behaviors as well as the expansion and elevation of the supply chain of our fashion ecosystem, in particular our effects to optimate the fashion product supply chain and support deep collaboration between merchants and key opinion leaders on our platform. As a result, our historical performance may not be indicative of our future growth or financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market trends and user preferences. We cannot assure you that we will be able to successfully implement our new business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve in the future. Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Moreover, we may not have sufficient resources to address the risks associated with operating in rapidly evolving markets. If our growth rate declines or if our new business initiatives fail to yield positive user acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we are unable to execute our monetization and other growth strategies effectively, our business and prospects may be materially and adversely affected.

To maintain growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully. We recorded net loss of RMB939.1 million, RMB558.1 million and RMB486.3 million (US$72.5 million) for the years ended March 31, 2017, 2018 and 2019, respectively.

In addition, growth will require significant efforts and resources from our management. For instance, we need to manage and continue to manage our relationships with fashion influencers and merchants to ensure a sufficient and timely supply of quality content and products and to address the evolving needs of our users. Such new offerings may not achieve broad user acceptance, present new and difficult technological or operational challenges and subject us to claims if users are not satisfied with the quality of the content and products or do not have satisfactory experience in general. Also, we will need to manage our relationships with third-party service providers to ensure the efficient performance of our technology platform and continue to expand, train, manage and motivate our workforce. In addition, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to implement our strategies successfully. If we are not able to achieve growth in our financials effectively, or at all, our business and prospects may be materially and adversely affected.

Any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brands among our users, fashion influencers and our merchants and brand partners are crucial to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed. These factors include our ability to:

•	maintain superior shopping experience, particularly as user preferences evolve;

•	maintain and grow our user base and keep our users highly engaged;

•	maintain and grow our content offering and ensure access to content creators, including fashion influencers;

•	maintain the popularity, attractiveness and quality of the content and products we offer;

•

enhance our reputation and goodwill generally and in the event of any negative publicity on product quality, customer services, internet security, or other issues affecting us or our industry in China; and

•	maintain our relationships with merchants, brand partners and other service providers.

Our business is subject to the changing needs and preferences of our users. A decline in the popularity of online shopping in general, or any failure by us to adapt our platform and improve the shopping experience of our users in response to fashion trends and users’ preferences may adversely affect our business and results of operations.

We offer products and content with a primary focus on providing a superior shopping experience. Our future growth depends on our ability to continue to attract new users as well as these users’ continued spending on our platform. The apparel market is cyclical and fashion trends and users’ purchasing needs and personal preferences are changing frequently. Consequently, we must stay abreast of fashion and lifestyle trends and respond to changes in the market and user preferences. Since our inception, we have been focused on developing new features and offerings on our platform to satisfy the ever-changing needs of our users. We have been actively tracking user traffic and feedback to identify trending content and encourage our fashion influencers to create content and our merchants to supply products that cater to users’ changing tastes. We have also been exploring new interfaces and functions of our mobile apps to prioritize fashion content offerings on our platform. However, these features and offerings are relatively new, do not have a long operating track record and may fail to be accepted by our users. They may also be rendered obsolete or unappealing by competition or developments in the industry. The long-term viability and prospects of our business model are subject to the changing user preferences and industry standards, making it difficult to assess our future prospects or forecast our future results. Any of these changes may require us to reevaluate our business model and adopt significant changes to our strategies and business plan. If we fail to adapt to these changes, continue to expand and diversify our content and product offerings, identify trends, or maintain the quality of our content and products, our users may lose interest in our platform and thus may visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition, and results of operations.

We face intense competition. If we do not compete successfully against existing or new competitors, we may lose market share, users, fashion influencers and other business partners.

We face intense competition particularly on our e-commerce, fashion content and technology elements. Our current or potential competitors include major e-commerce platforms in China, major traditional and brick-and-mortar retailers in China and fashion and social media companies in China focused on fashion and lifestyle industries. In addition, we face competition from a wide range of content platforms in China. Our competitors may have longer operating histories, greater brand recognition, larger user and merchant bases or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition experience and resources to compete with us in a variety of ways, thereby increasing their respective market and mind shares. Some of our competitors may be able to secure more favorable terms from merchants, third-party service providers and other business partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to their platform and systems development than us.

There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, users, fashion influencers and other business partners. Any disputes with current or future competitors may lead us to public complaints or publicity campaigns against us, which may cause us to incur significant costs to defend against these activities and harm our business.

If we are unable to provide superior user experience, we may not be able to maintain or grow our user base or keep our users highly engaged. As a result, our revenues, profitability and business prospects may be materially and adversely affected.

The success of our business largely depends on our ability to provide superior user experience in order to maintain and grow our user base and keep our users highly engaged on our platform, which in turn depends on a variety of factors. These factors include our ability to continue to offer attractive and relevant fashion content in engaging formats and stylish products, source quality merchants to respond to user demands and preferences, maintain the quality of our products and services, provide reliable and user-friendly mobile application features for our users to browse for content and products, and provide high-quality customer service. If our users are not satisfied with our content, products or services, or our platform is severely interrupted or otherwise fail to meet our users’ requests, our reputation and user loyalty could be adversely affected.

Our merchants rely on third-party delivery service providers to deliver products to our users. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of products purchased on our platform. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If products on our platforms are not delivered on time or are delivered in a damaged state, users may refuse to accept our products and have less confidence in our services. Any failure to provide high-quality delivery services to our users may negatively impact the shopping experience of our users, damage our reputation and cause us to lose users.

In addition, if users cannot obtain satisfactory customer services after they purchase products with us, our brand and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose users and market share.

As a result, if we are unable to continue to maintain our user experience and provide high-quality customer service, we may not be able to retain or attract users or keep them highly engaged with the fashion content and products we offer on our platform, which may have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain and expand our relationships with content creators, in particular fashion influencers, or if our fashion influencers fail to produce popular fashion contents, our revenues and results of operations will be harmed.

We rely on our content creators, in particular fashion influencers, to present popular fashion content on our platform and promote products that appeal to our existing and potential users. In addition, some of our major fashion influencers are also merchants on our platform and have contributed to our total GMV. We cannot assure you that we will be able to control, incentivize and retain major fashion influencers to provide popular fashion content and stimulate purchases on our platform. In addition, we may experience content creator attrition in the ordinary course of business resulting from several factors, such as losses to competitors and perception that our platform is ineffective as a monetization channel for content creators. If we fail to retain our major content creators or experience significant content creators attrition, or if we are unable to incubate and attract new content creators, our revenues and results of operations may be materially and adversely affected.

We and our fashion influences may terminate our cooperative relationships at any time. If any of our major fashion influencers decides not to continue cooperation with us, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition. In addition, we may have disputes with our fashion influencers with respect to their compliance with our content control policies and live video broadcast standards and the disciplinary measures that we take against them due to violation of these policies or failure to meet these standards from time to time, which may cause fashion influencers to be dissatisfied with our platform. If popular fashion influencers cease to contribute content to or curate products on our platform, or the fashion content provided by them fails to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.

If we fail to observe the latest trends and timely and effectively guide our content creators, or if our content creators fail to identify fashion trends or produce popular fashion content, our users may view our platform less attractive and our financial condition and results of operations may be materially and adversely affected.

Any quality issues of the products offered by our merchants or brand partners or any negative publicity with respect to us, our fashion influencers, merchants and other partners, as well as the industry in which we operate, our business and results of operations may be materially and adversely affected.

Public perception that non-authentic, counterfeit or defective products are sold on our platform or that we or the merchants on our platform do not provide satisfactory customer services, even if meritless or unsuccessful, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our existing users, and could divert our management’s attention and other resources from other business concerns. We may be required by laws and regulations to bear joint and several liability with merchants on our platform and other partners that we cooperate with if we are unable to provide the true names, addresses and valid contact information of such merchants or partners. We may also be required to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the amended PRC Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return products purchased from business operators over the internet within seven days upon receipt of the products. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Consumer Protection.” Any significant claims against us could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our user base.

In addition, adverse publicity about the industry in which we operate and the fashion influencers, merchants and other partners that we cooperate with could damage our reputation and brand image, undermine our users’ confidence in us and reduce the long-term demand for our content and products, even if such publicity is unfounded. As a result, we may fail to maintain and grow our user base and may experience significant declines in our revenue and user traffic from which we may not be able to recover and our business would be materially and adversely affected.

If we fail to manage and expand the relationships with merchants and brand partners on our platform, in particular the major merchants that contribute a significant portion of our GMV, or otherwise fail to cooperate with them at favorable terms, our business and growth prospects may suffer.

Our business depends on our ability to attract quality merchants and brand partners. Maintaining strong relationships with these merchants and brand partners is important to the growth of our business. We cannot assure you that our current merchants and brand partners will continue to cooperate with us on commercially attractive terms to us, or at all, after the term of the current agreements expire. If we lose any of these important merchants or brand partners, or if GMV generated from a significant merchant is substantially reduced due to, for example, increased competition, ineffectiveness of our advertisement solutions, a significant change in the business policy or operation of the relevant merchants or brand partners, any deterioration in our relationship with such merchants or brand partners, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. Even if we maintain good relationships with our merchants and brand partners, they may be unable to remain in business due to economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes, in which event our business and result of operations may be materially and adversely affected.

Any negative developments in our relationships with merchants and brand partners could materially and adversely affect our business and growth prospects. If we fail to attract merchants and brand partners to offer products for users on our platform due to any reason, our business and growth prospects may be materially and adversely affected.

We generate a portion of our revenues from marketing services. If we fail to attract more marketing services customers to our platform or if marketing services customers are less willing to purchase services from us, our revenues may be adversely affected.

We generate a portion of our revenues from provision of marketing services to marketing services customers, including our merchants and brand partners. Our revenues from marketing services partly depend on the continual development of the online marketing industry in China and marketing services customers’ willingness to allocate budgets to online marketing. In addition, marketing services customers that decide to market and promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over marketing on our platform. If any of our current marketing methods or promotion activities becomes less effective or efficient or if our marketing services are not as satisfactory as our marketing services customers expect, we may lose our existing or fail to attract new marketing services customers. As a result, our ability to increase our marketing service revenues and our profitability and prospects may be materially and adversely affected. We recently embarked on a number of new business initiatives, including focusing our platform on the provision of fashion content in rich media formats and our emphasis on live video broadcasts and other engaging socially-oriented sales methods. Since these business initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. As a result, we cannot reasonably predict the future trends of our marketing service revenues, our commission revenues or our total revenues.

Our users use third-party payment service providers to make payments on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our users make payments through a variety of methods, including payment through our third-party online payment service partners, such as Weixin Pay, QQ Wallet and Alipay. We may also be subject to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by users and merchants;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of users’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform. We may also be subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with.

In addition, we cannot assure you that we will be successful to enter into and maintain amicable relationships with online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

A strategic partner provides services to us in connection with various aspects of our operations. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, our business may be materially and adversely affected.

We collaborate with Tencent, one of our principal shareholders, on various aspects of our business, including the entryways on its platform serving as one of the major access points to our platform, as well as services such as payment processing, marketing and cloud technology. If services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations. In addition, we may experience a decline in user traffic if Tencent’s platform becomes less popular, which may have a material and adverse impact on our results of operations and financial conditions.

If we are unable to conduct our brand promotion and marketing activities cost-effectively, our business, prospects, results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platforms. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB692.7 million, RMB747.9 million and RMB743.7 million (US$110.8 million) in sales and marketing expenses in fiscal years 2017, 2018 and 2019, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

Any change, disruption, discontinuity in the features and functions of major social networks in China could severely limit our ability to continue growing our user base, and our business may be materially and adversely affected.

Our success depends on our ability to attract new users and retain existing users. We leverage social networks in China as a tool for user acquisition and engagement. For example, we leverage Weixin and QQ to enable users to share product information with their friends, family and other social contacts. A portion of our buyer traffic comes from such user recommendation or product sharing features. However, it is impracticable for us to accurately bifurcate and quantify the buyer traffic generated organically by our platform versus that through social networks, including Weixin. Buyer behavior under a variety of circumstances can make it difficult to identify the actual source of buyer traffic and a buyer’s path to making a purchase on our platform may involve both in-app activities, as well as usage of tools and services on social networks and associated access points.

To the extent that we fail to leverage such social networks, our ability to attract or retain users may be severely harmed. If any of these social networks makes changes to its functions or support unfavorable to us, or stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

Increases in costs borne by merchants on our platform due to the increase in labor costs in China and governmental policies may materially and adversely affect our business, financial condition and results of operations.

Labor costs in China have risen in recent years due to development of labor laws and regulations. Rising labor costs in China will increase costs of the merchants on our platforms and may cause the third-party logistics and delivery service providers engaged by our merchants to charge higher fees for their products and services, which will restrict our merchants’ ability to offer attractive pricing for or maintain the quality of products offered on our platform, which in turn may cause us to lose users and negatively impact our profitability.

In addition, the PRC government and public advocacy groups have been increasingly focused on environment protection in recent years, making the apparel manufacturing and textile industries more sensitive to environmental issues and changes in governmental policies associated with environment protection laws. Our results of operations and financial condition are dependent upon whether the merchants on our platform can offer quality products at attractive price, which in turn depends on the costs and supply of the key main raw materials used in producing the products. There are comprehensive environmental regulations and policies governing textile and fabric production and printing, as well as the apparel industry in general. Any environmental concern or issue could suddenly increase the costs of the raw materials used in the products on our platform. If merchants on our platform lower the quality of products offered to our users due to increased costs of raw materials, fail to offer high-quality products at attractive prices, or reduce the volume of products offered on our platform, our platform may become less competitive or appealing to our users and our business and results of operations would be harmed.

In addition, heightened regulatory and public concerns over consumer protection and consumer safety issues may subject us to additional legal responsibilities and increased scrutiny and negative publicity over these issues, due to the large number of transactions that take place on our platform on a daily basis and the increasing scope of our overall business operations. For example, our merchants are required to adhere to national health and safety standards in terms of the products offered on our platform. Failure to meet these standards could result in fines, suspension of operations, and in more extreme cases, criminal proceedings against our company and/or our merchants, and our business, results of operations and brand image would be negatively affected. Increasing public scrutiny over us, including complaints to regulatory agencies, negative media coverage, and malicious reports, may severely damage our reputation and materially and adversely affect our business and prospects.

If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law provides that e-commerce operators must obtain administrative licenses if the business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on E-commerce” for further details. As of the date of this annual report, no detailed interpretation and implementation rules have been promulgated. Thus, it remains uncertain as to how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. We changed the website of Meilishuo from mogujie.com to mogu.com. We are now updating the related licenses and approvals pursuant to the relevant laws and regualtions, and may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. For example, Beijing Meilishikong, one of our PRC consolidated affiliated entities and the operator of the mobile app and website of Meilishuo, has obtained a valid license for the provision of Internet information services, or ICP License, but does not hold a license for the provision of online data processing and transaction processing services (for-profit e-commerce), or EDI License. We do not believe that an EDI License is required for Beijing Meilishikong because Meilishuo is substantially a display platform and does not engage in any online data processing or transaction processing business that would otherwise require an EDI License. In addition, as advised by CM Law Firm, our PRC legal counsel, we do not believe that our provision of sales promotion activities through live video broadcasts will be viewed as provision of internet audio-visual programs to the public which would require a license for providing internet audio-visual program services. We cannot assure you that the relevant PRC government authorities would agree with our conclusions. Should we be required to obtain additional licenses or approvals, we may not be able to do so in a timely manner or at all. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

The proper functioning of our internet platform is essential to our business. Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our users and merchants.

The proper functioning of our internet platform is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain users and our ability to maintain and deliver consistent services to our users and merchants. However, our technology infrastructure may fail to keep pace with increased sales on our platform, in particular with respect to our new product and service offerings, and therefore our users may experience delays as we seek to source additional capacity, which would adversely affect our results of operations as well as our reputation.

Additionally, we must continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our growth. We currently use cloud services and servers operated by Tencent Cloud to store our data, to allow us to analyze a large amount of data simultaneously and to update our user database and user profiles quickly. Any interruption or delay in the functionality of Tencent Cloud may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and users may experience service outages and delays in accessing and using our platform to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platform or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill buyer orders. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees or users;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us and subject us to negative publicity which could harm our reputation and negatively affect the trading price of the ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Cybersecurity and Privacy.” We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Although we collect personal information and data only with users’ prior consent and have adopted measures to protect the data security and minimize the risk of data loss, we cannot assure you that the measures we have taken are always sufficient and effective. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Orders for products we offer are made through our internet platform. In addition, online payments for our products are settled through third-party online payment services. Our merchants also share certain personal information about our users with third-party delivery service providers, such as their names, addresses, and phone numbers. In such cases, maintaining complete security for the transmission of confidential information on our platform, such as user names, personal information and billing addresses, is essential to maintaining user confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. We also maintain insurance against damages incurred by us resulting from user identity theft and subsequent fraudulent payments. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our users’ visits on our internet platform. Such individuals or entities obtaining our users’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services. The third-party delivery service providers our merchants use may also violate their confidentiality obligations and disclose or use information about our users illegally. Any negative publicity on our platform’s safety or privacy protection mechanism and policy could have a material and adverse effect on our public image and reputation. Any compromise of our information security or third-party service providers’ information security measures could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Our reputation, business and result of operations would be adversely impacted by any counterfeit, unauthorized or infringing products sold on our platform that fail to meet the applicable legal requirements sold on our platforms.

Merchants on our platform and our brand partners are separately responsible for sourcing their products. Although we have adopted measures to verify the authenticity of products sold on our platform and to immediately remove any counterfeit products found on our platform, these measures may not always be successful. If we were to negligently participate or assist in infringement activities associated with counterfeit goods, failed to duly verify the qualifications or the licenses of the business operators on the platforms, or failed to duly perform our safety protection obligations with respect to goods or services that are pertinent to the life and health of consumers and provided via e-commerce platforms, potential sanctions under PRC law include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Consumer Protection” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on E-commerce.”

We believe our brand and reputation are extremely important to our success and our competitive position. If counterfeit products were sold on our platform or we were facing any administrative penalties against us due to products that failed to meet the applicable legal requirements, our reputation could be severely damaged and users may choose not to spend time on our platform. As a result, our business operations and financial results may be negatively affected.

Our business and operating results may be harmed by service disruptions, cybersecurity related threats or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity related threats as follows:

•

our technology, system, networks and our users’ devices have been subject to, and may continue to be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in an unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees or sensitive information provided by our users, or otherwise disrupt our, our users’ or other third parties’ business operations;

•

the use of encryption and other security measures intended to protect our systems and confidential data may not provide absolute security, and losses or unauthorized access to or releases of confidential information may still occur;

•

our security measures may be breached due to employee error, malfeasance or unauthorized access to sensitive information by our employees, who may be induced by outside third parties, and we may not be able to anticipate any breach of our security or to implement adequate preventative measures; and

•

we may be subject to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions.

Any disruption or failure in our services and infrastructure could also hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

As the number of our users increases and more content is generated on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our online platform in a timely fashion, or at all, our user experience may be compromised and the users may seek other online fashion platforms to meet their needs, and may not return to us or use our platform as often in the future, or at all. This would negatively impact our ability to attract users and maintain the level of user engagement.

Tightening of tax compliance efforts that affect merchants on our platform could materially and adversely affect our business, financial condition and results of operations.

E-commerce in China is still developing, and the PRC government may require internet platforms with e-commerce functions to assist in the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. A significant number of merchants operating businesses on our platform may not have completed the required tax registration. Pursuant to the new E-commerce Law, PRC tax authorities may enforce registration requirements that target these merchants on our platform and may request our assistance in these efforts. As a result, these merchants may be subject to more stringent tax compliance requirements and liabilities and their business on our platform could suffer or they could decide to terminate their relationship with us rather than comply with tax regulations, which could in turn negatively affect us. We may also be requested by tax authorities to supply information on our merchants, such as transaction records and bank account information, and assist in the enforcement of tax regulations, including the payment and withholding obligations against our merchants, in which case, we may lose existing merchants and potential merchants might not be willing to operate their business on our platform. Failure to comply with the requirements may result in operators of e-commerce platforms being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. Substantial uncertainties exist with respect to the interpretation and implementation of the E-Commerce Law. Stricter tax enforcement by the PRC tax authorities may also reduce the activities by merchants on our platform and result in liability to us. Potential heightened enforcement against merchants on our platform (including imposition of reporting or withholding obligations on operators of marketplaces with respect to value-added tax of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We do not have material tangible assets and have incurred, and may in the future incur, goodwill and intangible asset impairment charges. Significant impairment of our goodwill and intangible assets could materially impact our financial position and results of our operations.

We carry a significant goodwill balance on our balance sheet as a result of past business combination, but do not have any material tangible assets. We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 43.8% and 34.1% of our total assets as of March 31, 2018 and 2019, respectively, as a result of historical business combinations. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations.

In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. We had impairment of goodwill and intangible assets of RMB110.6 million, nil and nil for the years ended March 31, 2017, 2018 and 2019, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and intangible assets in the future or that such impairments will not be material. For example, if the trading price of our shares declines and becomes lower than the reporting unit’s carry amount, as has happened recently, it may be considered as a triggering event for us to perform interim goodwill impairment test and we may need to recognize goodwill and other long-lived assets impairment if the fair value is asserted to be less than their carrying value. Any significant impairment losses charged against our goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations. In addition, our lack of material tangible assets may expose us to certain risks, including decreased ability to obtain debt financings or hedge against fluctuations in value of our intangible assets.

We have and may continue to invest in or acquire complementary assets, technologies and businesses, and such efforts may fail and have in the past, and may continue to, result in equity or earnings dilution.

We have in the past and may continue to invest in and acquire assets, technologies and businesses that are complementary to our business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions of assets and businesses have in the past, and may continue to, result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets. Moreover, the cost of identifying and consummating acquisitions, and integrating the acquired businesses or assets into ours, may be significant, and the integration of acquired businesses or assets may be disruptive to our business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and comply with any applicable PRC rules and regulations, which may be costly. Our financial condition and results of operations may be materially and adversely affected by our past and future acquisitions of assets or businesses.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platforms.

Our fashion influencers engage in sales promotion activities through our live video broadcasts and they interact and exchange information with our users and generate and distribute content. However, because a majority of the communications on our platforms is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by fashion influencers and users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the displaying or publishing of inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations on our platform. We also allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities.

If we are not eligible for the safe harbor exemption, or if it is found that we have not adequately managed the information or content on our platform, we may be subject to joint infringement liability and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses necessary to operate our platform.

We may need additional capital, and financing may be not available on terms acceptable to us, or at all.

We believe our current cash and cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If our existing and new financing solutions do not achieve sufficient market acceptance, our operation and financial results will be harmed.

We have devoted significant resources to market our financing solutions for our users and merchants and enhance their market awareness. We also incur expenses and expend resources upfront to develop and market new financing solutions that incorporate additional features, improve functionality or otherwise make our products more desirable to users and merchants. New financing solutions for users and merchants must achieve high levels of market acceptance in order for us to recoup our investment in developing and bringing them to market. In addition, as our financing solutions are issued with fixed interest rates, the fluctuation of interest rates may affect the demand for our products. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our financing solutions accordingly, our users and merchants may show less interest in us and seek financing options from other channels. If our existing and new financing solutions fail to attain sufficient market acceptance, our competitive position, results of operations and financial condition could be harmed.

Our results of operations may be affected by seasonality and weather conditions.

The performance of our businesses is subject to seasonal fluctuations. For example, our revenues are relatively lower during the Chinese New Year period, which is typically in the fourth quarter of our fiscal year, when users tend to do less online shopping. Also, online sales in China are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Such sales seasonality pattern generally make us experience the strongest sales in our third fiscal quarter ending December 31. As a significant portion of our GMV relates to the sales of apparel on our platform, changes in weather pattern may also affect users’ needs in apparel and purchasing behaviors, and further lead to fluctuations in our revenues. As a result, we believe that comparisons of our operating results and net income over any interim periods in the past may not be an accurate indicator of our future performance.

Changes in our product mix may expose us to more risks.

Since our inception, we have focused on selling fashion apparel. We have expanded the product offerings on our internet platform to include selected categories of lifestyle and other complementary products. Changes in our product mix involve risks and challenges different from those of our existing product categories. Our lack of familiarity with and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our merchants may experience higher return rates on new products, receive more customer complaints about such products and face costly claims as a result of selling such products, which would harm our brand and reputation as well as our financial performance. We may also be involved in disputes with the merchants in connection with these claims and complaints.

As we broaden our product offerings, we may be required to obtain additional licenses or permits for the sales of certain new product mix on our platform and subject to additional regulations by the relevant PRC government authorities. There is no assurance that we will be able to acquire additional requisite licenses or permits or to comply with the relevant legal requirements. In addition, other product categories may have lower profit margins than our existing categories of apparel, and we may need to price aggressively to gain market share or remain competitive in any new categories, which may further reduce our profit margins.

We may be subject to claims under consumer protection laws and may be subject to product liability claims if people or properties are harmed by the products sold on our platform.

Some of the products sold by the merchants on our platforms or our brand partners may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a platform service provider. If we fail to provide the real names, addresses and valid contact details of our merchants in the event that consumers ask such information for compensation from the merchants or our brand partners, the consumers may also claim damages from us, or if we know or should have known that merchants on our platform use our platform to infringe upon the legitimate rights and interests of consumers but we fail to take necessary measures, we shall bear joint and several liability with the merchants. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Advertising.” Currently, we do not maintain third-party liability insurance or product liability insurance in relation to products offered on our platform. Any material product liability claim or litigation could materially and adversely affect our business, financial condition and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.

We may engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and materially and adversely affect our business and results of operations.

We may identify strategic partners to form strategic alliances, invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These investments may involve minority stakes in other companies, acquisitions of entire companies or acquisitions of selected assets.

Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we are unable to maintain low delinquency rates for the financing solutions offered on our platform, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

We offer Bai Fu Mei, a financing solution with flexible repayment terms, to users on our platform, through which users can easily obtain small credits for their purchases of products on our platform after going through our streamlined application process. Loans that we make to consumers through Bai Fu Mei are collateralized by the accounts receivables related to the purchased goods. We also offer advanced payment collection service to merchants by collecting service fees based on the principal, to obtain funds from sale of goods upon shipment, rather than upon delivery to customers, which shortens the cash collection cycle for merchants. In addition, we also provide loans to merchants secured by their accounts receivables from customers through our VIEs’ subsidiary having factoring business qualification and charges a service fee based on the principal. The default rate for our internet financing solutions has historically been low. We may not be able to maintain low delinquency rates for the financing solutions offered on our platform, and such delinquency rates may be significantly affected by economic downturns or credit cycle associated with the volatility of general economy beyond the control of us, our users and merchants. If economic conditions deteriorate, we may face increased risk of default or delinquency of our users and merchants. If we cannot track the deterioration of the creditworthiness of our users and merchants, the criteria we use for the analysis of their credit profiles may be rendered inaccurate. As a result, we may not be able to accurately assess the credit profiles of them. If any of the foregoing were to occur, our results of operations, financial position and liquidity will be materially and adversely affected.

Our business depends substantially on the continuing efforts of our management. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our business operations depend substantially on the continuing efforts of our management. If one or more members of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, particularly in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.

We rely on proper operation and maintenance of our mobile platform and internet infrastructure and telecommunications networks in China. Any deficiencies, malfunction, capacity constraint or operation interruption, any undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation, impair our platform, and may have an adverse impact on our business.

Currently, a substantial majority of our sales of products are generated online through our mobile platform. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent users from accessing our mobile platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and harm our operating results.

In addition, our platform and internal systems rely on software that is highly technical and complex, and depend on the ability of such software to store, retrieve, process and manage immense amount of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users using our platform, disruptions to the operations of our merchants, delay introductions of new features or enhancements, result in errors or compromise our ability to support effective user service and enjoyable user engagement. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users, which could adversely affect our business, results of operations and financial conditions.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed upon by our products, services, merchants, the content displayed on our platform or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products or content may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. In addition, we strive to closely monitor the products offered on our platforms, and also require merchants on our platform to indemnify us for any losses we suffer or any costs that we incur in relation to the products offered by such merchants on our internet platform. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Further, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat online platforms that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the e-commerce industry in China. In addition, we notice that some third party is applying to register or has registered trademarks similar to ours in different classes of goods. These trademarks may have the same word element such as “蘑菇街” or “美丽说” and may potentially cause consumer confusion and compromise our reputation and brand recognition. However, we cannot be certain that these measures could be effective in defending against such copycat online platforms or third parties. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. For example, third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our intellectual property or data and copy our platform, all of which could cause confusion to our users, divert online customers away from our content and products and harm our reputation. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The number of mobile MAUs, active buyers and active merchants on our platform, as well as user time spent on our platform, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each device or account as a separate user for the purposes of calculating our active buyers, because it may not always be possible to identify people that use more than one device or have set up more than one account. Accordingly, the calculations of our active buyers may not accurately reflect the actual number of people using our platform.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If users, fashion influencers and merchants do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and merchants and fashion influencers may be less willing to allocate their resources or spending to our platform, which could negatively affect our business and operating results.

We have granted, and may continue to grant, share options, restricted shares and other forms of share based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.

We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of May 31, 2019, options to purchase 88,826,844 ordinary shares as well as 79,721,579 restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of March 31, 2018 and 2019 and for the years ended March 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy such material weakness. See “Item 15. Controls and Procedures—Changes in Internal Control Over Financial Reporting.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weakness or that material weakness or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures in the future, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We believe we have obtained a prudent amount of insurance for the insurable risks relating to our business. However, there is no assurance that the insurance policies we maintain are sufficient to cover our business operations. If we were to incur substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations.

Our business, financial condition and results of operations depend on the level of consumer confidence and spending in China and may be adversely affected by the downturn in the global or Chinese economy.

Our business, financial condition and results of operations are sensitive to changes in overall economic conditions that affect consumer spending in China. The retail industry, including the online retail sector, is highly sensitive to general economic changes. Online purchases tend to decline significantly during recessionary periods. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in the global or Chinese economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition, and results of operations. In addition, the ongoing trade war between China and the United States and its potential escalation may dampen the economic growth in China and the financial condition of our customers. With the potential decrease in the spending powers of our target customers, we cannot guarantee that there will be no negative impact on our operations. The current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

In addition, the domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our business, financial condition, and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online games, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands. Hangzhou Shiqu is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our business in China mainly through Hangzhou Juangua and Beijing Meilishikong, our consolidated affiliated entities, and their respective subsidiaries, based on a series of contractual arrangements by and among Hangzhou Shiqu, our consolidated affiliated entities and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate their financial results in our financial statements under U.S. GAAP.

In the opinion of CM Law Firm, our PRC legal counsel, (i) the ownership structure of Hangzhou Shiqu and our consolidated affiliated entities in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Shiqu, our consolidated affiliated entities and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	terminating or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues; and

•	shutting down our servers or blocking our mobile apps and websites.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entity in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with consolidated affiliated entity and its shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities. For example, our consolidated affiliated entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated affiliated entity in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated affiliated entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated affiliated entities and their respective shareholders of their obligations under the contracts to exercise control over our consolidated affiliated entities. The shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our consolidated affiliated entities. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our consolidated affiliated entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of any of our consolidated affiliated entities were to refuse to transfer their equity interests in our consolidated affiliated entity to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our consolidated variable entities include Messrs. Qi Chen, Yibo Wei and Xuqiang Yue, who are also our shareholders, and our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entities. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint Hangzhou Shiqu or a person designated by Hangzhou Shiqu to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our consolidated affiliated entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our consolidated affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated affiliated entities, the entity holds certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our intellectual property rights. If any of our consolidated affiliated entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated affiliated entities may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested relating to the regulating of VIE corporate structures. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of our variable interest entities and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Hangzhou Shiqu and Meilishuo Beijing, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our revenues are all sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on our company. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce, or the MOFCOM, that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterpart or anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, consolidated affiliated entities and their subsidiaries. We may make loans to our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular No. 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations these regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that MOGU Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of MOGU Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that MOGU Inc. is treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the SEC Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administration of Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. Failure to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

In May 2019, our board of directors authorized the repurchase of up to US$15 million of the ADSs or our ordinary shares over a twelve-month period from May 30, 2019 through May 29, 2020. Although our board of directors has authorized this program, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of the ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares is entitled to one vote per share, while holders of Class B ordinary shares is entitled to 30 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of May 31, 2019, Mr. Qi Chen, our co-founder, the chairman of our board of directors and our chief executive officer, beneficially owns all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 11.3% of our total issued and outstanding share capital and 79.3% of our aggregate voting power as of May 31, 2019. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, to the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We and the Depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Also, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” within the meaning of the New York Stock Exchange listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the New York Stock Exchange listing rules because Mr. Qi Chen, our co-founder, the chairman of our board of directors and our chief executive officer, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2019 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4 INFORMATION ON THE COMPANY

A.	History and Development of the Company

We launched our online fashion platform under the Mogujie brand in February 2011. Our holding company, MOGU Holdings Limited, was incorporated in the Cayman Islands in June 2011. MOGU Holdings Limited was subsequently renamed Meili Inc. in June 2016. In November 2018, we renamed our company as MOGU Inc.

In June 2011, we incorporated MOGU (HK) Limited in Hong Kong. In July 2016, we renamed it Meili Group Limited, or Meili HK. In November 2011, Meili HK established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd., or Hangzhou Shiqu. In the same month, we obtained control over Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, through Hangzhou Shiqu by entering into a series of contractual arrangements with Hangzhou Juangua and its shareholders.

In February 2016, we acquired Meiliworks Limited and its subsidiaries (including Meilishuo (Beijing) Network Technology Co., Ltd.) and consolidated affiliated entities, or Meilishuo, a leading online fashion platform in China, through a series of transactions. In the same month, we obtained control over Beijing Meilishikong Network and Technology Co., Ltd., or Beijing Meilishikong, which was incorporated in July 2010, through Hangzhou Shiqu by entering into a series of contractual arrangements with Beijing Meilishikong and its shareholders.

On December 6, 2018, the ADSs representing our Class A common shares commenced trading on the New York Stock Exchange under the symbol “MOGU.” We raised approximately US$58.0 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road, Xihu District, Hangzhou, 310012, People’s Republic of China. Our telephone number at this address is +86 571 8605-2790. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

We are a leading online fashion and lifestyle destination in China. We provide young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. People shop not only to buy, but also for leisure, entertainment and to stay informed of the latest trends. Through innovative use of content, our platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers our users a truly comprehensive shopping experience.

Our rich and diverse content distills styles and trends and guides our users along their shopping journey from discovery to purchase. This content mostly comes from our users, including a vibrant community of fashion influencers, as well as our in-house editorial team. Our platform provides our fashion influencers with access to actual products from our brand and merchant partners with which they can create engaging content. Our highly engaging content comprises live video broadcasts, short-form videos, photographs, and articles covering topics including product reviews, fashion tips, brand fitting room, celebrity on-screen and street runway. Our platform features an extensive portfolio of live video broadcasts, where fashion influencers continuously promote and review products to our users and interact with their audience. In March 2019, we had live video broadcasts totaling over 3,600 hours on a daily basis. We also place links to products within our content to encourage and facilitate purchases. For example, when a user sees a certain item featured in a live video broadcast or a short-form video, or sees it recommended by a friend or fashion influencer through a like or share, the user can directly purchase that item.

Users access our platform primarily through mobile, including our flagship Mogujie app, as well as through our Mini Programs on Weixin. Through our strategic partnership with Tencent, one of our principal shareholders and the owner of Weixin and QQ, we also have one of the few dedicated Weixin Pay and QQ Wallet entryways that help direct Tencent’s massive base of users to our platform when they look to fulfill their fashion- and lifestyle-related needs. Our highly engaged user base primarily consists of young females between the ages of 15 and 30. For the year ended March 31, 2019, we had an average of 67.2 million mobile MAUs on our platform. In March 2019, on average, a user who clicked the live video broadcasts on our platform spent over 32 minutes per day on watching our live video broadcasts. In determining the number of such users, if an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.

We are a technology-driven company that has relentlessly pursued the development of industry-leading AI and big data analytics capabilities to improve operational efficiency and user experience. Our user data is multidimensional as it relates to our users’ shopping behaviors, fashion tastes and purchasing history, which enables us to provide better and more personalized experience for them.

Our Online Platform

Our platform serves as a vibrant and dynamic community that allows people to both discover and share the latest fashion trends with others and transact with merchants for a comprehensive selection of attractive fashion products. Our users primarily access our online platform through our flagship Mogujie mobile app and our Mini Programs on Weixin. An increasing number of our users have been accessing our mobile platform through Mini Programs, as is demonstrated by the contribution of Mini Programs to our total GMV, which increased from 6.8% for the year ended March 31, 2017 to 17.8% for the year ended March 31, 2018, and further to 26.0% for the year ended March 31, 2019. In addition, our online platform also includes our Mogu.com and Meilishuo.com websites.

Mobile apps

When users open our flagship Mogujie mobile app, they will immediately see our featured fashion content, unlike the typical user interfaces of mobile e-commerce platforms in China. As users scroll down, various additional fashion topics appear, such as outfit ideas, today’s top picks, and fashion news and trends. We have three sections in our app, including fashion content, live video broadcasts and shopping mall. As users enter the live video broadcast section, a top navigation bar appears that includes top selections, outfit, the live video broadcast hosts followed by the user and makeup related broadcasts. In addition, users can directly browse and search for products based on brand, category, product functionality, and can sort product listings by popularity and price in the shopping mall.

Weixin Mini Programs

Mini Program is an innovative platform built into Weixin, facilitating discovery and consumption of services and products. It is useful for discovery and quick actions, and complements full-function native apps by increasing their downloads and traffic. Our Mini Programs on Weixin include Mogujie and Super Shopping Center, which feature similar interfaces and functions as our mobile apps. Users can also access our Mini Programs through Weixin Pay. These Mini Programs serve as additional access points to our platform.

Our Users

Our young and engaged user base is the key to our success. Our users are from towns and cities all over China. Most of our active buyers are females of ages between 15 and 30, who are passionate about the latest fashion and beauty trends, active on social networks, and used to online shopping. In the fiscal year ended March 31, 2019, we had an average of 67.2 million mobile MAUs on our platform.

Fashion Influencers

On our platform, we have a group of popular content creators, who we call “fashion influencers.” Fashion influencers are very active in creating and sharing content on the latest fashion trends. Content created by our fashion influencers helps shape purchasing decisions of users on our platform and encourage social interactions. Our fashion influencers include live video broadcast hosts, fashion icons, models, photographers, and other opinion leaders. We had over 56,000 fashion influencers on our platform as of March 31, 2019.

We closely monitor user activities and original content generated through our platform to discover potential fashion influencers. After identifying users who are passionate about sharing their experience and able to create original and engaging fashion content, we encourage them to partner with our platform, which not only gives them access to our broad user base, but also helps them monetize their content in multiple ways. Our fashion influencers actively promote products offered by our merchants and brand partners and directly earn commissions from them. We are also able to capitalize on their content creation capabilities and marketing skills that lead to enhanced sales of merchants on our platform. In addition, we attract and work with established opinion leaders that have existing fan bases by entering into cooperative agreements with them either directly or through their talent agencies. We have not provided any significant compensation to opinion leaders and content creators.

Fashion Content

Our online platform serves as a one-stop destination where we distill fashion styles and trends into engaging content tailored for our users, guide them along their journey to an informed purchase decision and allow them to effortlessly act on those decisions and fulfill their transactions. Through our large and diversified content, we aim to efficiently facilitate users’ discovery of fashion trends and products with enjoyable user experience. We also make a comprehensive selection of product offerings of our merchants and brand partners integrated with the fashion content on our platform so as to capture every purchase impulse, meet the fast-evolving fashion tastes and needs of users and deliver a seamless user experience.

We strive to provide our users with the broadest range of high-quality and engaging original content, catering to both popular and niche tastes in fashion and helping users relate to fashion and broadly revolve around different fashion and lifestyle topics, such as fashion and lifestyle tips, try-outs and reviews. Our content is available in a variety of multi-media formats, including:

•

Live Video Broadcasts. Live video broadcasts are mostly hosted by our fashion influencers and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB0.2 billion, or 1.4% of our total GMV for the year ended March 31, 2017, RMB1.7 billion, or 11.8% of our total GMV for the year ended March 31, 2018 and RMB4.1 billion or 23.6% of our total GMV for the year ended March 31, 2019, respectively. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. The average number of our mobile MAUs who clicked the live video broadcasts on our platform increased by 98.3% from fiscal year 2017 to fiscal year 2018, and by 42.1% from fiscal year 2018 to fiscal year 2019.

•

As of March 31, 2019, we had over 56,000 fashion influencers actively hosting live video broadcasts, during which they constantly promote and sell fashion products. While watching these live video broadcasts, users can interact with our fashion influencers in real time through embedded instant messaging tools, and conveniently purchase products promoted by the hosts within the same interface. Among the users who watched our live video broadcasts and made a purchase during fiscal year 2018 and 2019, 84.3% and 87.7%, respectively, made another purchase within the following 30 days.

•

Short-form Videos. We believe we have established a proven approach to producing popular, original, short-form videos and have continually released popular original titles and series, covering topics such as fashion tips, make-up lessons and lifestyle guides. Our experienced and large pool of in-house editors incubate original ideas and present them in esthetically pleasing video format and collaborate closely with brands, models and other partners in the content creation process. In addition, our users can also upload short-form videos after completing our content screening procedures.

•	Photography. Our users and fashion influencers upload photographs on our platform to express their opinions and experience on fashion and lifestyle, including global fashion.

•

Online Review Community. We have established a large and active online review community. To help users make informed purchasing decisions, we display recent purchases of each fashion product to highlight the item’s popularity and encourage previous purchasers to share their feedback. Our product description and reviews include detailed quantitative analysis, photo illustrations and other visual aids.

•

Featured Articles. Our in-house content team and fashion influencers scour the world of fashion to bring our assessment of the latest fashion to our readers through featured articles on seasonal products. Our textual reviews and critique essays cover a wide spectrum of reader interests, ranging from mainstream to emerging brands. Our library of fashion reviews and critiques effectively influences purchase decisions of our users and supports the curation of fashion merchandise on our platform.

Our comprehensive and rich content provides us with continuous monetization opportunities. Through products embedded within the content on our platform and social network platforms, we provide marketing services to our merchants and brand partners to enable them to promote their brands and products. See “— Monetization—Marketing Services.”

Creation and Curation

We focus on original fashion content, which includes both content produced in-house and content generated in collaboration with or by our fashion influencers. Our content is constantly refreshed to ensure that it is relevant and interesting to our users. We take pride in having a vibrant online community of fashion influencers and users who actively contribute original and inspiring fashion content.

We have built a team of seasoned fashion editors who play a critical role in our content creation. Many of our full-time senior editors have years of experience with well-recognized fashion publishers. Leveraging our users’ feedback, our editors not only produce fashion content themselves, but provide fashion influencers with valuable advice and insights on how to improve their fashion knowledge and the commercial and artistic value of their works and help them stay abreast of the latest fashion trends. From time to time, our editors create new categories of fashion content to meet the evolving tastes and preferences of our users. Our editors also manage the distribution of our content across our own platform, as well as major social network platforms in China.

Empowered by our AI and big data capabilities, we enable our fashion influencers to curate personalized fashion content so as to attract targeted audience more effectively and meet their diversified fashion preferences. We study the social and purchasing behaviors of users. Through our automated recommendation algorithm, we integrate our curated content with the most relevant merchandise and make customized recommendation to our users, meeting their different fashion needs and creating a unique and engaging user experience.

Integration with Social Network Platforms

We believe our dynamic user community contributes to our content base and brings it to life through interactive social network platforms. We distribute our content through all major social communications, social media and content platforms in China, encouraging users to share and repost our content, which amplifies our brand image and enables us to reach more potential users. We primarily publish our fashion content through Douyin, Weixin, QQ and Weibo and have attracted loyal fan followings across these platforms. As of March 31, 2019, we had over 45 million followers across our presence on major social network platforms in China.

We relentlessly pursue the latest innovative social media marketing tools to make our platform more accessible and enjoyable. We leverage the functions of major social network platforms in China to enable our users to make purchases as part of their social activities. We believe we were one of the pioneers of socially-oriented marketing in China, as we believe we have a proven track record of launching simple and fun social features and other marketing campaigns that have developed into viral internet memes as they were shared and multiplied over social media networks.

Fashion E-commerce

Merchants

For the year ended March 31, 2018 and 2019, we had over 22,000 and 17,000 active merchants offering products for sale on our platform, respectively.

Sourcing

We have a dedicated team that is responsible for sourcing merchants. Our product sourcing efforts are influenced by our content, and we source merchants based on our astute understanding of fashion and accurate analysis and prediction of fashion trends.

Once potential merchants are identified and pass our review and assessment process, they are allowed to sell their products on our platform. Our selection mechanism helps to ensure that our merchants are of high standards and good reputation to meet our users’ expectations. We enter into standard service agreements with our merchants, which typically have indefinite terms but may be terminated by either party with 30-day advance notice.

Our Support

We enable our merchants to open multiple storefronts on our platform to showcase their extensive product offerings. We provide them with software and other platform-wide services, helping them to promote their products and facilitate their transactions on our platform. Our sophisticated AI and big data analytic capabilities empower our merchants to identify their target purchasers and better curate and offer tailored products to address the evolving needs and preferences of our users. To facilitate sales of our merchants, we match our merchants with the most suitable fashion influencers and organize major promotional events regularly on our platform. Through all these means, we improve the efficiency of our merchants’ operations and marketing efforts and drive their growth.

Quality Control

We encourage merchants to make product quality their priority. Our service agreements require merchants to represent that the products they supply are authentic, are from legitimate sources and do not infringe upon rights of third parties, and to indemnify us for any damages resulting from any breach of such representations. In addition, merchants on our platforms are required to offer consumer protection programs, such as nation-wide free shipment services, guaranteed timely shipment and returns and product warranties. We monitor and control the quality and performance of our merchants through multiple policies and measures, such as security deposit.

Featured Products

We give our users the accessibility and freedom to dress in style and confidently express themselves by offering a wide selection of fashion apparel and other lifestyle products, such as beauty products and accessories. We supplement our fashion product offerings with a variety of carefully selected lifestyle products in order capture a broader spectrum of user demands.

While merchants are free to set their own prices on our online platform, prices of products offered on our platform are attractive for our key user demographic. We organize a number of special sales events year-round, such as the anniversary of the founding of our company and China’s online shopping festival on November 11, and on important holidays such as Christmas and Chinese New Year, when our merchants typically offer discounts on their products. We also hold daily promotions for selected products for a limited period of time. Special promotions attract bargain hunters and give our users an additional incentive to visit our platform regularly. We have set aside special areas of our online platform for limited time offers at deep discounts. We also offer discounted products to our users under a group purchase model, offering them a varied and fun shopping experience.

Customer Service

Providing a superior customer experience and maintaining customer satisfaction are at the heart of what we do. We have developed key policies and procedures for our customer service that maintain the health and sustainability of our platform, including consumer protection programs, platform rules, qualification standards for merchants and buyer and seller rating systems.

Our around-the-clock customer service center provides real-time assistance to our massive customer base. Customers can access our sales and after-sales online representatives constantly. We have a dedicated team of customer service representatives in Hangzhou. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills. Our commitment to excellent customer services has ensured the high quality of user experience and the strong growth in our customer base.

Payment

We cooperate with leading third-party online payment service providers in China, including Weixin Pay, QQ Wallet and Alipay, and enable our buyers to make payments for their purchases easily and efficiently. We are not dependent on any particular provider for online payment services.

Delivery, Returns and Exchanges

Merchants on our platform are required to ship their products using designated reputable delivery service providers. We cooperate with a number of third-party delivery companies that merchants can choose to use to fulfill orders and deliver their products to customers. To ensure timely delivery of products, merchants are bound by the terms of their service agreements with us to ship their products within the stipulated timeframe that they had promised to their customers at the time of purchase, failure of which will subject such merchants to mandatory penalty paid to their customers.

We generally offer a seven-day free return and exchange policy for products purchased from our platform. In the event that a merchant does not handle a return request and make the refund payment, we will be involved to resolve the refund request.

For successful product return or exchange with respect to qualified merchants, we compensate a portion of the shipping expense incurred by the user. In addition, we cooperate with third-party insurance companies who provide us with shipping return and exchange insurance, which cover users’ return or exchange shipping expenses.

Monetization

We monetize across the fashion value chain through a variety of means including marketing services, commissions and financial services to users and merchants.

Commission

We earn commissions from merchants on our platform when transactions are completed and settled. Such commissions are generally determined as an agreed percentage of the value of merchandise sold by merchants based on the sources and formats of our GMV. We typically charge a commission rate of approximately 5% to merchants that choose our entry-level service offerings. For live video merchants, a commission rate of 10% is typically charged. For merchants who need broader operational support, we offer incremental services through our prime service offerings. We generally charge a commission rate of approximately 20% to merchants that opt for our prime service offerings.

Marketing Services

Leveraging our professionally produced content, which has proven to be popular as demonstrated by our over 45 million followers across our presence on major social network platforms in China, and our engaged user base, we offer a diverse range of online marketing services primarily to help our merchants and brand partners increase their sales volume. We also place the marketing content of the participating merchants on social platforms in the forms of pictures or text links. We primarily charge marketing services customers on a cost-per-click and cost-per-order basis.

We relentlessly pursue the latest trends in internet marketing service formats to increase marketing efficiency for our marketing services customers. We recently began to provide marketing services including brand and enterprise image management, advertisement design, production, and publication, market survey, and exhibition services to our merchants and brand partners.

Financial Services

We offer financing solutions to our users to serve their consumption and credit needs when purchasing merchandise on our platform. We also cooperate with third-party financial institutions and display their consumer financing products on our platform for our users. In addition, we provide a variety of short-term financing solutions to our qualified merchants, which enable them to obtain cost-effective financing to expand their operations and improve their liquidity.

Branding and Marketing

We believe that our rich content and satisfactory user experience have contributed to the expansion of our user base and the increase in user engagement, leading to a strong word-of-mouth effect that strengthens our brand awareness.

In addition, we promote our platform and enhance our brand awareness through a variety of online and offline marketing and brand promotion activities. We engage passionate and fashionable brand ambassadors and arrange for them to attend marketing and brand promotion campaigns and host video broadcast sessions to endorse our brand on various social media channels. We cooperate with third-party app stores, popular search engines and social media platforms for online and mobile marketing. We also conduct offline marketing primarily in the form of outdoor bulletin boards, magazines, campus promotions and television commercials.

Technology and Infrastructure

The success of our business is supported by our strong technological capabilities that enable us to deliver superior user experience and increase our operational efficiency. Our technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on our platform each day, have created opportunities for continuous improvements in our technology capabilities, empowering reliability, scalability and flexibility. As of March 31, 2019, we had a technology team with approximately 430 engineers, among whom over 280 focus on technology development to support every aspect of our business operation, over 50 focus on algorithm design and development, and over 100 focus on underlying data and technology maintenance.

Artificial Intelligence

With access to a massive amount of data, we believe we are in a unique position to capitalize on the use of artificial intelligence technology to improve our risk management, operating efficiencies and user satisfaction. To date, we have applied various artificial intelligence and machine learning technologies on our platform in multiple areas. We utilize artificial intelligence and machine learning technologies to develop automated customer service chatbots, which have significantly improved customer experience and reduced our operating expenses. Our deep learning capabilities accelerate our innovations in areas such as image recognition as well as product and content recommendation. Leveraging our data insights and technology capabilities, our credit assessment engine can predict the creditworthiness of each customer and merchant through sophisticated algorithms and a dynamic model. The customer and merchant behavior and risk profile data power our machine learning algorithms that improve our risk management capabilities. As a result of our automation and data capabilities, we are able to perform comprehensive credit analysis on our merchants and customers.

Big Data

We build our big data analytics capability upon computing infrastructure that can efficiently handle complex computing tasks of billions of data instances and millions of analytical dimensions. Based on users’ purchase behaviors and usage patterns, we leverage big data analytics and artificial intelligence technology to enhance the accuracy of user behavior predictions and user profiling and optimize our operation, targeted marketing and user experience. For example, we not only look into the basic order information but also user behavioral data such as how long such user spent on browsing and reviewing a particular product and products of similar categories or styles. We then strive to build predictive and statistical models based on the big data we have accumulated.

The seamless collaboration among our technology and operational teams, together with our big data analytics capability, result in improved operational efficiency. Our algorithm engineers are fully involved in all critical operational areas. They have thorough understanding of the computational needs from different business segments, and are therefore capable of providing technological support to address diversified needs in operating our business.

Security and Data Privacy

We are committed to protecting information security of all participants on our platform. We collect personal information and data only with users’ prior consent.

We back up our user and other forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up systems to ensure that they function properly and are well maintained. Our back-end security system is capable of handling malicious attacks each day to safeguard the security of our platform and to protect the privacy of our users and merchants.

We have a data security team of engineers and technicians dedicated to protecting the security of our data. We have also adopted strict data protection policy to ensure the security of our proprietary data. We encrypt confidential personal information we gather from our platform. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various departments.

Cloud Services

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operation efficiency. Our cloud-based core system connects external cloud service system with our merchants to provide them with product development and supply chain management solutions. We also have multiple layers of redundancy to ensure the reliability of our network. We also have a working data redundancy model with comprehensive backups of our databases conducted every day.

Risk Management

Content Screening and Monitoring

We are committed to complying with the relevant laws and regulations on online content. We have invested significant resources in developing advanced content monitoring technologies, policies and procedures.

We maintain content management and review procedures to monitor live video broadcast content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly terminate the live video broadcasts and remove the concerned comments. Further actions may also be taken to hold relevant content creators accountable.

Our automated AI-backed screening mechanism serves as the first layer of defense in our content review system. This system automatically flags and screens out live video broadcasts that involve inappropriate or illegal audio, video, comments or chats by comparing the image, sound or text against our databases in real time. Once the content is processed by our AI-backed automated screening mechanism, our system then extracts identifiers from the content and sends them to our manual content screening team, our second layer of defense, for further review. We have a dedicated team reviewing and handling content on our platform for compliance with applicable laws and regulations. Our manual content screening team constantly monitors content uploaded to our platform to ensure that the flagged content is reviewed and any inappropriate or illegal live video broadcasts is immediately suspended or terminated. In addition, our manual content screening team proactively monitors and reviews the live video broadcasts independently on a real-time basis.

Finally, we have adopted an easy-to-use and responsive abuse reporting mechanism on our platform, which allows any of our users to report inappropriate content through “report” links. Any content being reported will be reviewed by our content screening team and appropriate actions will be taken.

Our live video broadcast hosts are required to register with our platform on a real-name basis. In addition, we require hosts to consent to the terms and conditions set forth in the host agreement of our platform before they can start live video broadcasts. Pursuant to such agreement, each host undertakes not to live video broadcast or otherwise distribute content that violates any PRC laws or regulations or infringes upon the intellectual property rights of any third party, and agrees to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by such host.

Credit Risks

We take advantage of our big data and machine learning capabilities to effectively manage risks associated with our business. We believe that we are well positioned to assess credit risks, predict spending and borrowing behaviors, and serve the credit needs of our merchants and customers.

Data Aggregation. We collect and continuously update merchant and customer credit data from internal and external sources. Factors we consider important for assessing the probability of delinquency include, among others, repayment history, fraudulent records, identity information, contact information, amount and source of income, occupation, credit information from the People’s Bank of China and other third parties, online consumption activities, and behaviors on our platform, third-party platforms and social networks. We are able to analyze data and capture useful parameters to feed into our risk assessment models, and quickly iterate and adjust these models based on newly acquired data, further improving our risk management capabilities.

Anti-fraud. Our anti-fraud model uses a multifaceted detection process to identify both individual and collusive frauds. We use existing fraud databases, particularly credit blacklists maintained by us or our business partners. We conduct social network analysis to analyze users’ personal relationships and identify abnormal behavioral patterns that are pertinent to fraud detection. We continuously update our fraud database with new information on similar borrowers to improve the effectiveness of our fraud detection.

Collection. We monitor the delinquency rate of our financing solutions in real time, and allocate resources in advance according to the quantity and performance of outstanding loans. We have a dedicated collection team which monitors the repayment status of our borrowers, and they follow up with the delinquent borrowers in the event of late repayment or default via sending reminder messages or making phone calls in accordance with our comprehensive collection guidelines.

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, fashion influencers, third-party merchants and others to protect our proprietary rights. As of March 31, 2019, we own one registered patent, 762 registered trademarks in the PRC, copyrights to 102 software programs developed by us relating to various aspects of our operations, and 163 registered domain names, including mogu.com, mogujie.com and meilishuo.com. Our registered patent relates to a CAPTCHA method, a type of challenge-response test used in computing to determine whether or not the user is human. This patent has a duration of 20 years and will be valid through to May 16, 2033.

Competition

The fashion retail industry in China is highly competitive and rapidly evolving. Our primary competitors include (i) major e-commerce platforms in China, (ii) major traditional and brick-and-mortar fashion retailers in China, and (iii) social media platforms and content providers in China that cover the fashion and apparel industries.

We compete primarily on the basis of the following factors: (i) the relevance of our fashion-related content for our targeted user base; (ii) our ability to seamlessly connect content with merchandise; (iii) the superior shopping experience on our platform; (iv) our large and active user base; (v) pricing of products sold on our platform; (vi) our ability to attract and retain merchants; (vii) product quality and selection; (viii) brand recognition and reputation; and (ix) the experience and expertise of our management team.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating histories, greater brand recognition, better relationships with merchants and brand partners, stronger infrastructure, larger user base or greater financial, technical or marketing resources than we do, and they may also offer similar products and services on their platforms.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have contracted with leading Chinese insurance companies to obtain their insurance coverage for losses incurred by us in subsidizing product return shipment costs of users. In addition, we provide group accident insurance and supplementary medical insurance for certain of our employees.

Regulation

Regulations on Value-added Telecommunication Services

Regulations on Foreign Investment

The Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, was promulgated by the National Development and Reform Commission and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Foreign Investment Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Our business falls under value-added telecommunications services, which are under the “restricted” category in the Foreign Investment Catalog. In addition, in June 2017 the MOFCOM and the National Development and Reform Commission promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which became effective on July 28, 2018, where foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM, MIIT for the incorporation of the joint ventures and the business operations.

On October 8, 2016, the MOFCOM promulgated the Interim Administrative Measures for Record-filing of the Incorporation and Change of Foreign-invested Enterprises, or FIE Interim Administrative Measures, as amended on June 30, 2018. Under the FIE Interim Administrative Measures, the incorporation and change of FIEs are subject to record filing procedures, instead of prior approval requirements, provided that the incorporation or change does not trigger any special entry administrative measures required by the government. If the incorporation or change of FIE matters is subject to the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, or the Foreign Investment Law, which will take effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the enacting and implementation of the Foreign Investment Law may remain their organization forms within five years after the implementation of the Foreign Investment Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors, and the Foregin Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval process. Because the “negative list” has yet to be published, it is unclear whether it will differ from the Negative List.

Among others, the state guarantees that foreign invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. The state shall not expropriate any foreign investment except under special circumstances, where the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest.

Regulations on Foreign Investment in the Value-added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. In addition, foreign investors must demonstrate significant experience in value-added telecommunications business as well as a good business track record. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, to provide value-added telecommunication services in China and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

On July 13, 2006, the Ministry of Information Industry (the predecessor of the MIIT) issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which a PRC company that holds an Internet Content Provider License, or the ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form, and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Moreover, the domain names and registered trademarks used by an operating company providing value-added telecommunications service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment must comply with its approved ICP License, and such company should improve its internal internet and information security standards and emergency management procedures.

On June 19, 2015, MIIT issued the Circular on Loosening the Restrictions on Shareholding by Foreign Investors in Online Data Processing and Transaction Processing Business (for-profit E-commerce), or the Circular 196. The Circular 196 allows a foreign investor to hold 100% of the equity interest in a PRC entity that provides online data processing and transaction processing services (for-profit E-commerce). With respect to the applications for a license for on-line data processing and transaction processing business (for-profit E-commerce), the requirements for the proportion of foreign equity are governed by this Circular, other requirements and corresponding approval procedures are subject to the FITE Regulations. However, due to the lack of additional interpretation from PRC regulatory authorities, it remains unclear as to what impact MIIT Circular 2015 may have on us or other PRC internet companies with similar corporate and contractual structures.

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet culture services, internet audio-visual program services and radio/television programs production and operation business, we engage in value-added telecommunications services through various consolidated affiliated entities established in China. For more information, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

Regulations on Telecommunications Services and Content

Regulations on Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations of PRC, or the Telecom Regulations, which was amended on July 29, 2014 and February 6, 2016. Pursuant to the Telecom Regulations, operators of value-added telecommunications services are required to obtain operating licenses from the MIIT or its provincial branches.

According to the Catalog of Telecommunications Services (2015 Amendment) promulgated on December 28, 2015 and effective as of March 1, 2016, or the Catalog, Internet information services, or ICP service and online data processing and transaction processing services (for-profit e-commerce), or EDI Service are classified as value-added telecommunications services, and the provider of ICP Service and EDI Service shall obtain ICP License and EDI Licenses from the MIIT, or its provincial branches, prior to the provision of ICP Services or EDI Services.

Moreover, the Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, a commercial ICP service providers who also provide internet information services related to news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus, certain approvals from the relevant PRC competent authorities shall be obtained before applying for ICP License or carrying out record-filing procedures. In addition, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. In July 2017, the MIIT promulgated a new version of the Administrative Measures on Telecommunications Business Operating Licenses, which take effect on September 1, 2017 and supersede the Administrative Measures on Telecommunications Business Operating Licenses (2009 version). The new Administrative Measures on Telecommunications Business Operating Licenses simplifies the procedures to apply for telecommunications business operating license and strengthens the supervision of daily operation of telecommunications business.

We engage in internet information services as defined in the Catalog and the ICP Measures. To comply with the relevant laws and regulations, each of Hangzhou Juangua and Beijing Meilishikong, as our information services operator, holds an ICP License for the operation of our ICP Services, and each of Hangzhou Juangua and Hangzhou Shiqu, as our EDI Service operators, holds an EDI License for the operation of our EDI Services. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Regulations on Internet Audio-Visual Program Services

The Ministry of Culture (the predecessor of the Ministry of Culture and Tourism), promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions on February 17, 2011 and further amended on December 15, 2017. Pursuant to the Internet Culture Provisions, providers of internet audiovisual programs and internet game operations must file an application for establishment to the competent culture administration authorities for approval and must obtain the online culture operating permit.

Audio-Visual License

On December 20, 2007, the State Administration of Press, Publication, Radio, Film and Television, or the SARFT (the predecessor of the National Radio and Television Administration) and the MII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, which became effective as of January 31, 2008 and was subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the license for online transmission of audio-visual programs, or the Audio-Visual License issued by SARFT, or complete record-filing procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and their businesses must satisfy the overall planning and guidance catalog for internet audiovisual program service determined by SARFT.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which was amended on August 28, 2015, and further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers which had engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as (i) the violation of the laws and regulations is minor in scope and can be rectified in a timely manner, and (ii) the providers had no violations of laws during the last three months prior to the promulgation of the Audio-Visual Program Provisions.

On March 30, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, the SARFT issued the Internet Audio-visual Program Services Categories for trial implementation, or the Categories, which was amended on March 10, 2017. In addition, the Notice concerning Strengthening the Administration of the Live Video Broadcast Service of Online Audio-Visual Programs promulgated by the State Administration of Press, Publication, Radio, Film and Television (the predecessor of the National Radio and Television Administration) on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live video broadcast on major political, military, economic, social, cultural, sports, etc.

CAC Rules

On November 4, 2016, the Cyberspace Administration of China, or the CAC, promulgated the Provisions on the Administration of Online Live Video Broadcast Services effective as of December 1, 2016. Under these provisions, an online live video broadcast service provider shall (i) establish a live video broadcast content review platform; (ii) conduct authentication registration of internet live video broadcast issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live video broadcast services user to specify both parties’ rights and obligations.

On July 12, 2017, the CAC issue a notice requiring that online live video broadcast service providers shall file with local branches of the CAC from July 15, 2017 so as to tighten the scrutiny on the content distributed through the live video broadcast platforms.

Although we do not believe that providing sales promotion activities through live video broadcast shall be recognized as providing internet audio-visual programs related services to the public, and should not require an Audio-Visual License, the relevant PRC government authorities, including the SARFT, may not reach the same conclusion as we do, and we may be required to obtain an Audio-Visual License or any additional licenses or approvals. Our PRC consolidated affiliated entity, Hangzhou Juangua, has duly completed such record-filing procedures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Regulations on Consumer Protection and Advertising

Regulations on Consumer Protection

On October 31, 1993, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Law on the Protection of Rights and Interests of Consumers, or the Consumer Protection Law, which was amended on August 27, 2009 and October 25, 2013. Pursuant to the Consumer Protection Law, the business operators must ensure that the commodities they sell satisfy the safety requirements, provide consumers with authentic information, and guarantee the quality, function, term of use of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to liabilities such as refund, returns, repairs, and payment of damages. If business operators infringe the legal rights and interests of consumers, they may be subject to criminal liabilities. The amended Consumer Protection Law launched in October 2013 further enhances consumer protection and intensifies the obligations imposed on online trading platform and business operators.

The Tort Liability Law, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, provides that if an online services provider is aware that an online user is engaged in infringing activities, such as selling counterfeit products through its internet services, but fails to take necessary measures, it shall be held jointly liable. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including removing, blocking and unlinking the infringing content, in a timely manner. Otherwise, it shall be held jointly liable with the relevant online user.

On May 31, 2010, the SAIC (the predecessor of the State Administration of Market Regulation) adopted the Interim Administrative Measures for the Online Commodities Trading and Relevant Services. According to these measures, enterprises or other operators which engage in online commodities trading and other services that have been registered with SAIC or its local branches must make the information available to the public in their business licenses, either through physical copies or electronic links. Operators that provide platform services for online trading shall review the identities of companies or individuals that apply for provision of commodities and services through online trading platform, conclude agreements with the aforesaid parties as well as establish relevant internal rules to provide necessary and reliable transaction environment and transaction service, and maintain order of online trading.

On January 26, 2014, the SAIC promulgated the Administrative Measure for the Online Trading, or the Online Trading Measures, which became effective as of March 15, 2014 and replaced the above measures. The online trading platform operators are obligated to examine the legal status of the third-party merchants and make the information such third-party merchants available to the public through business licenses, either through displaying the information specified in their business licenses or electronic links to their business licenses. The online trading platform operators must distinguish between their own products and those of third-party merchants on the platform, as applicable. Subsequent to the Online Trading Measures, the SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators on May 28, 2014 to regulate online product trading and the relevant services, guide online trading platform operators to actively perform social responsibilities, protect the lawful rights and interests of consumers and business operators and promote the sustainable and healthy development of online economy. These guidelines aim at enhancing the social responsibilities of online trading platforms.

On January 6, 2017, the SAIC promulgated the Interim Measures for 7-day Unconditional Return of Online Purchased Goods, which was effective as of March 15, 2017. Under such measures, customers are entitled to return goods without cause, subject to certain exceptions. For example, these measures shall not apply to customized goods, newspapers or periodicals, perishable goods, audio-visual products, computer software and other digital products, products downloaded from the internet or products whose packages have been opened by customers. Online trading platform operators should guide and supervise the merchants who use the platform to perform the duties of “7-day Unconditional Return,” conduct inspections, and provide technical support.

Regulations on Advertising

On October 27, 1994, the SCNPC promulgated the Advertising Law, which was amended on April 24, 2015. Under the Advertising Law, advertisers refer to any legal persons, economic organizations or individuals that, directly or through agents, design, produce and publish advertisements to promote products or services. Advertisement operators refer to those legal persons, economic organizations or individuals consigned to provide advertisement content design, production and agency services. Advertisement publishers refers to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators which are consigned by the advertisers. An advertisement should present distinct and clear descriptions of the product’s function, place of origin, quality, price, manufacturer, validity period, warranties or the contents, forms, quality, price or promises of the services offered. False advertising that may mislead consumers and compromise legal rights and interests of consumers shall subject the advertiser to civil liabilities. Where the advertising operator or advertising publisher is unable to provide the real name, address or valid contact information of the advertiser, the consumers may require the advertising operator or advertising publisher make compensation in advance. For false advertisements of goods or services other than those stipulated in the preceding paragraph which caused harm to consumers, where the advertising operator, advertising publisher and advertising spokesperson knew or should have known the falsity yet still provided design, production, agency or publishing services, or provide recommendation or endorsement, they shall bear joint and several liability with the advertiser.

On July 4, 2016, the SAIC promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective as of on September 1, 2016. The Internet Advertising Measures set forth further compliance requirements for online advertising business in addition to those in the Advertising Law. Pursuant to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

Regulations on Cybersecurity And Privacy

Regulations on Cybersecurity

On December 16, 1997, the Ministry of Public Security, or the MPS, issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, as amended on January 8, 2011, which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. On December 28, 2000, the Standing Committee of the National People’s Congress enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property.

On December 13, 2005, the MPS promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. All internet information services operators are required to take proper measures to control computer viruses, back up data, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days. In June 2007, the MPS, State Secrecy Administration, State Cryptography Administration jointly promulgated the Administrative Measures for the Multi-level Protection of Information Security, under which companies operating and using information systems shall protect the information systems and any system equal to or above level II as determined in accordance with these measures, a record-filing with the competent authority is required.

On November 7, 2016 the SCNPC promulgated the Cybersecurity Law, which became effective as of June 1, 2017. Regarded as the fundamental law in the area of cybersecurity in China, the Cybersecurity Law regulates network operators and others from the following perspectives: the principle of Cyberspace sovereignty, security obligations of network operators and providers of network products and services, protection of personal information, protection of critical information infrastructure, data use and cross-border transfer, network interoperability and standardization. Under the Cybersecurity Law, network operators are generally obligated to protect their networks against disruption, damage or unauthorized access, and to prevent data leakage, theft or tampering. In addition, network operators will also be subject to specific rules depending on their classification under the multi-level network security protection scheme. Providers of network products and services must comply with national standards and ensure the security of their products. The critical network equipment and network security products must be tested by accredited evaluation centers before being marketed in China.

Regulations on Privacy Protection

On July 16, 2013, the MIIT promulgated the Protection Provisions for the Personal Information of Telecommunications and Internet Users, effective as of September 1, 2013, to regulate activities of collecting and using the personal information of users in the process of providing telecommunications services and Internet information services within PRC territory, under which telecommunications business operators and internet information service providers are required, in the course of providing services, to collect and use the personal information of users in a lawful and proper manner by following the principle that information collection or use is necessary and responsible for the security of the personal information of users collected and used in the course of providing services. In addition, the Personal Information Protection Provision also explicitly rules that without the consent of users, no telecommunications business operators and Internet information service providers are allowed to collect and use the personal information of users. On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which became effective as of August 1, 2016 further clarified that Internet application providers shall not activate such functions as collecting geographical location, reading the address book, using camera, and recording, without giving an explicit indication to and obtaining consent from users. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

In addition, pursuant to the Notice on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued by of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS in 2013, and the Interpretation on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens issued by the Supreme People’s Court and the Supreme People’s Procuratorate in May 2017, the following activities may constitute the criminal infringement upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

On August 29, 2015, the SCNPC issued the Ninth Amendment to the Criminal Law, effective as of November 1, 2015, to stipulate that any online service provider that fails to fulfill the obligations related to internet information security administration and refuses to rectify upon orders is subject to criminal penalty for causing (i) any dissemination of illegal information in large scale; (ii) any significant damages due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other serious harm. Any individual or entity information may be subject to criminal penalty for (i) illegally selling or providing personal information to third parties, or (ii) stealing or illegally obtaining any personal information.

For the protection of personal information, network operators like us may not disclose or tamper with personal information that we have collected, and we are obligated to store the personal information and important business data collected or generated in the course of operations within the country within PRC territory, to remove unlawfully collected information and to amend incorrect information. Moreover, we may not provide personal information to third parties without prior consent. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Regulations on Mobile Applications

The APP Provisions provide that mobile Internet application providers and app store service providers shall not use the apps to (i) conduct any unlawful activity that jeopardizes the national security, disrupts the social order, infringes others’ legitimate rights and interests, or (ii) produce, duplicate, publish or disseminate any information content prohibited by laws and regulations.

On December 16, 2016, the MIIT promulgated the Interim Administrative Provisions on the Pre-installation and Distribution of Mobile Smart Terminal Application Software, or the Pre-installation Provisions, effective as of July 1, 2017. The Pre-installation Provisions stipulate a set of compliance requirements related to pre-installation apps (i.e., mobile smart terminal application software). For example, provider of internet information services shall, according to laws and regulations, provide the apps, and take effective measures to safeguard network security, in order to effectively protect the legitimate rights and interests of users and ensure that the apps other than the basic functional software can be uninstalled.

Regulations on Account Names of Internet Users

On February 4, 2015, the CAC promulgated the Administrative Provisions on the Account Names of Internet Users, which became effective as of March 1, 2015. These provisions strengthened the administration of the account names of internet users. In addition to the authentication requirement for the real identity of internet users by requiring users to provide real name in backstage during the registration process, these provisions specifically require that any internet information service provider shall enhance security administration, perfect the user service agreement, purge any illegal or malicious information from account names, photos, personal profiles and user registration information. Service providers must employ specialized personnel in proportion to its service scale, to (i) review account names, photos, personal profile and all relevant user registration information of internet users, (ii) deregister account names containing illegal and malicious information, and (iii) protect the information of the users, accept the supervision from the public, and purge the illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

Regulations on E-commerce

On August 31, 2018, the SCNPC promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of State Administration of Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms.

Regulations on Commercial Factoring

On June 27, 2012, MOFCOM issued the Circular of the Ministry of Commerce on the Pilot Work of Commercial Factoring, effective as of the same. This circular allows the trial-implementation of commercial factoring pilot work in Shanghai Pudong New Area to explore the approaches to develop the commercial factoring. Specifically, the business scope of the commercial factoring companies includes but not limited to trade financing, sales subsidiary ledger management, credit investigation and assessment, receivables management and collection, and credit risk guarantee. In addition, MOFCOM released another notice on the enhancement the management of commercial factoring pilot work, which set forth that Shanghai Pudong New Area could commence the commercial factoring pilot work from June 2012 and added reporting obligation and inspection rights into the framework of the commercial factoring pilot work.

Regulations on Intellectual Property

Software

The State Council and the National Copyright Administration have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

Trademark

On August 23, 1982, the SCNPC promulgated the PRC Trademark Law, or the Trademark Law, which was amended on February 22, 1993, October 27, 2001 and August 30, 2013. The Implementation Regulations for the Trademark Law was promulgated by the State Council on August 3, 2002, amended on April 29, 2014 and came into effect as of May 1, 2014. The Trademark Law and its implementation regulations set forth an application for trademark registration shall be filled in based on the published classification of commodities and services. The description of commodities or services shall be filled in based on the class number and description in the classification of commodities and services; where the commodities or services are not listed in the classification of commodities and services, a statement on the commodities or services shall be attached.

Pursuant to the Trademark Law and its implementation regulations, the period of validity for a registered trademark is 10 years, from the date of registration. Upon expiry of the period of validity, the registrant shall go through the formalities for renewal within twelve months prior to the date of expiry as required if the registrant needs to continue to use the trademark. Where the registrant fails to do so, a grace period of six months may be granted. The period of validity for each renewal of registration is 10 years, from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiration, the registered trademark shall be canceled.

Copyright

On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was amended in 2001 and 2010. The implementing regulations of the PRC Copyright Law was promulgated in 2002 and amended in 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing the copyright related matters. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among the subjects, are entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

On May 18, 2006, the State Council promulgated the Regulation on Protection of the Right to Network Dissemination of Information, as amended on January 30, 2013, effective as of March 1, 2013. The owners’ right to network dissemination of information is protected by the Copyright Law and this regulation. Except where otherwise provided for in laws or administrative regulations, any organization or person providing to the public the works, performances, or audio-visual recordings of others through information networks shall obtain the permission from, and pay remuneration, to the owners.

Domain Name

On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, effective as of November 1, 2017, or the Domain Name Measures. The Domain Name Measures replaced the Administrative Measures on China Internet Domain Names promulgated by the MII on November 5, 2004. The principle of “first apply, first register” applies to domain name registration service in accordance with the Domain Name Measures. In the event that there is any change to the contact information of a domain name holder, the holder shall go through formalities for changes to the registered information of its domain name with the domain name registrar concerned within 30 days after such change arises. In addition, the corresponding permit shall be obtained pursuant to the Domain Name Measures from the MIIT or the communication administrative bureau of the province, autonomous region or centrally-administered municipality for establishment of domain name root servers and domain name root server operating organizations, domain name registration management organizations and domain name registration service organizations.

According to the Notice on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT on November 27, 2017, effective as of January 1, 2018, the domain name used by an Internet-based information service provider in providing Internet-based information services shall be registered and owned by such provider in accordance with the law. If the Internet-based information service provider is an entity, the domain name registrant shall be the entity (or any of the entity’s shareholders), the entity’s principal or the senior manager.

Patents

The National People’s Congress promulgated the PRC Patent Law in 1984 and amended it in 1992, 2000 and 2008, respectively. Any invention, utility model or design must meet three conditions to be patentable: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Regulations on Foreign Exchange

Regulations on Foreign Currency Exchange

The Foreign Exchange Administration Regulations (2008 Amendment) was promulgated in August 2008, pursuant to which certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, the approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

On August 29, 2008, SAFE issued Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies.

In 2014, SAFE decided to further reform the foreign exchange administration system, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

Regulations on Dividend Distribution

The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000 and 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises.

Pursuant to these regulations, a wholly foreign-owned enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Circular 37

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive, and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. Our PRC resident shareholders have completed their SAFE registration and updated their change of shareholding with the local SAFE branch in relation to their investment in our company. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are also PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations on Tax

Regulations on Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively with the Enterprise Income Tax Law, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993 and was amended on November 10, 2008 and February 6, 2016. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the MOF, SAT and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, services, intangible assets, real property, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Regulations on Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors apply, including without limitation: (i) whether the applicant is obligated to pay more than 50% of his or her income in twelve months to any resident of any third country or region, (ii) whether the business operated by the applicant constitutes the actual business activities, and (iii) whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Regulations on Tax regarding Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Employment

According to the Labor Law of the PRC which was promulgated by the SCNPC on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009 and Labor Contract Law of the PRC which was promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must pay their employees with wages equal to at least the local minimum wage standards. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC promulgated by the National People’s Congress of the PRC on October 28, 2010 and became effective on July 1, 2011, together with other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. An employer declares and makes social insurance contributions in full and on time, failures to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline. If the employer still fails to rectify the noncompliance within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue.

According to the Regulations on Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended on March 24, 2002, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, a petition may be made to a local court for enforcement.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated entities, as of the date of this annual report:

Notes:

(1)	Each of Messrs. Qi Chen, Yibo Wei and Xuqiang Yue, a director and beneficial owner of the shares of our company, holds 58.67%, 23.62% and 17.71% equity interests in Hangzhou Juangua, respectively.
(2)

Each of Messrs. Qi Chen, Yibo Wei and Xuqiang Yue, a director and beneficial owner of the shares of our company, holds 52.44%, 26.72% and 19.84% equity interests in Beijing Meilishikong, respectively. Mr. Yirong Xu, a beneficial owner of the shares of our company, holds the remaining 1.00% equity interests in Beijing Meilishikong.

The following is a summary of the currently effective contractual arrangements relating to Hangzhou Juangua and Beijing Meilishikong.

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company incorporated in the Cayman Islands. Hangzhou Shiqu is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Hangzhou Juangua and Beijing Meilishikong, our consolidated affiliated entities in the PRC which we collectively refer to as our VIEs in this annual report, based on a series of contractual arrangements by and among Hangzhou Shiqu, our VIEs and their shareholders.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in Hangzhou Shiqu and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over our VIEs

Amended and Restated Shareholder Voting Proxy Agreements and Powers of Attorney. Pursuant to the amended and restated shareholder voting proxy agreement, dated July 18, 2018, by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, each of the shareholders of Hangzhou Juangua has executed a power of attorney to irrevocably authorize Mr. Qi Chen, the chairman of our board of directors and our chief executive officer, as designated by Hangzhou Shiqu, to act as his attorney-in-fact to exercise all of his rights as a shareholder of Hangzhou Juangua, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The powers of attorney will remain effective until the amended and restated shareholder voting proxy agreement is terminated in accordance with the provisions of the agreement.

On August 20, 2017, Hangzhou Shiqu, Beijing Meilishikong and each of the shareholders of Beijing Meilishikong entered into an amended and restated shareholder voting proxy agreement, and each of the shareholders of Beijing Meilishikong executed a power of attorney, which contained terms substantially similar to the amended and restated shareholder voting proxy agreement and powers of attorney by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua described above.

Amended and Restated Equity Interest Pledge Agreements. Pursuant to the amended and restated equity interest pledge agreement, dated July 18, 2018, by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, the shareholders of Hangzhou Juangua have pledged 100% equity interests in Hangzhou Juangua to Hangzhou Shiqu to guarantee performance by the shareholders of their obligations under the amended and restated exclusive option agreement, the amended and restated shareholder voting proxy agreement and the amended and restated loan agreements, as well as the performance by Hangzhou Juangua of its obligations under the amended and restated exclusive option agreement and the amended and restated exclusive consultation and service agreement. In the event of a breach by Hangzhou Juangua or any of its shareholder of contractual obligations under the amended and restated exclusive option agreement, the amended and restated shareholder voting proxy agreement, the amended and restated exclusive consultation and service agreement and the amended and restated equity interest pledge agreement, as the case may be, Hangzhou Shiqu, as pledgee, will have the right to dispose of the pledged equity interests in Hangzhou Juangua and will have priority in receiving the proceeds from such disposal. The shareholders of Hangzhou Juangua also covenant that, without the prior written consent of Hangzhou Shiqu, they will not dispose of, create or allow any encumbrance on the pledged equity interests. Hangzhou Juangua covenants that, without the prior written consent of Hangzhou Shiqu, it will not assist or allow any encumbrance to be created on the pledged equity interests.

On August 20, 2017, Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong entered into an amended and restated equity interest pledge agreement, which contained terms substantially similar to the amended and restated equity interest pledge agreement by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua described above.

We have completed the registration of the equity interest pledge under the amended and restated equity interest pledge agreement in relation to Beijing Meilishikong and Hangzhou Juangua with the relevant office of the State Administration of Market Regulation in accordance with the PRC Property Rights Law.

Amended and Restated Loan Agreements. Pursuant to the amended and restated loan agreement between Hangzhou Shiqu and Mr. Qi Chen, a shareholder of Hangzhou Juangua, dated July 18, 2018, Hangzhou Shiqu made loans in an aggregate amount of RMB5,867,000 to Mr. Chen for the sole purpose of making capital contributions to Hangzhou Juangua. Mr. Chen can only repay the loans by the sale of all his equity interest in Hangzhou Juangua to Hangzhou Shiqu or its designated person pursuant to the amended and restated exclusive option agreement, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to Hangzhou Shiqu. In the event that Mr. Chen sells his equity interests in Hangzhou Juangua to Hangzhou Shiqu or its designated person at a price equal to or less than the principal amount of the loans, the loans will be interest free and the loans shall be deemed to be duly repaid by Mr. Chen. If the price is higher than the principal amount of the loans, the excess amount will be deemed as interest on the loans paid to Hangzhou Shiqu. The term of the amended and restated loan agreement is 20 years from the date of the loan agreement, which may be extended upon mutual agreement.

On July 18, 2018, Hangzhou Shiqu and each of Mr. Yibo Wei and Mr. Xuqiang Yue, each a shareholder of Hangzhou Juangua entered into an amended and restated loan agreement in the principal amount of RMB2,362,000 and RMB1,771,000, respectively, which contained terms substantially similar to the amended and restated loan agreement by and between Hangzhou Shiqu and Mr. Qi Chen described above.

Agreements that allow us to receive economic benefits from our VIEs

Amended and Restated Exclusive Consultation and Service Agreements. Pursuant to the amended and restated exclusive consultation and service agreement, dated July 18, 2018, by and between Hangzhou Shiqu and Hangzhou Juangua, Hangzhou Shiqu has the exclusive right to provide Hangzhou Juangua with technical and consulting services. Without Hangzhou Shiqu’s prior written consent, Hangzhou Juangua may not accept any services subject to this agreement from any third party. Hangzhou Juangua agrees to pay Hangzhou Shiqu a quarterly service fee at an amount that is equal to Hangzhou Juangua’s revenue for the relevant quarter after deducting any applicable taxes, cost of revenues and retained earnings (which should be zero unless Hangzhou Shiqu otherwise agrees in writing) or an amount adjusted at Hangzhou Shiqu’s sole discretion for the relevant quarter, which should be paid within 10 business days after Hangzhou Juangua confirms in writing the amount and breakdown of the service fee for the relevant quarter. Hangzhou Shiqu has the exclusive ownership of all the intellectual property rights created as a result of the performance of the agreement. To guarantee Hangzhou Juangua’s performance of its obligations under the agreement, the shareholders of Hangzhou Juangua have pledged their entire equity interests in Hangzhou Juangua to Hangzhou Shiqu pursuant to the amended and restated equity interest pledge agreement. The agreement has a term of 10 years, which will be automatically renewed upon expiration, unless it is otherwise terminated in accordance with the provisions of the agreement.

On August 20, 2017, Hangzhou Shiqu and Beijing Meilishikong entered into an amended and restated exclusive consultation and service agreement, which contained terms substantially similar to the amended and restated exclusive consultation and service agreement by and between Hangzhou Shiqu and Hangzhou Juangua described above.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Amended and Restated Exclusive Option Agreements. Pursuant to the amended and restated exclusive option agreement, dated July 18, 2018, by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, each of the shareholders of Hangzhou Juangua has irrevocably granted Hangzhou Shiqu an exclusive option to purchase all or part of his equity interests in Hangzhou Juangua. Hangzhou Shiqu or its designated person may exercise such option at the lowest price permitted under applicable PRC law. The shareholders of Hangzhou Juangua covenant that, without Hangzhou Shiqu’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Hangzhou Juangua; (ii) transfer or otherwise dispose of their equity interests in Hangzhou Juangua; (iii) change Hangzhou Juangua’s registered capital; (iv) amend Hangzhou Juangua’s articles of association in any material respect; (v) dispose of or cause Hangzhou Juangua’s management to dispose of Hangzhou Juangua’s material assets (except in the ordinary course of business); (vi) cause Hangzhou Juangua to enter into transactions that are likely to have a material impact on its assets, liabilities, operations, shareholding structure or equity ownership in other entities; (vii) change Hangzhou Juangua’s directors and supervisors; (viii) declare or distribute dividends; (ix) terminate, liquidate or dissolve Hangzhou Juangua; or (x) allow Hangzhou Juangua to extend or borrow loans, provide any form of guarantee, or assume any material obligations except in the ordinary course of business. In addition, Hangzhou Juangua covenants that, without Hangzhou Shiqu’s prior written consent, it will not, among other things, create or assist or allow its shareholders to create, any pledge or encumbrance on its assets and equity interests, or transfer or otherwise dispose of its assets (except in the ordinary course of business). The amended and restated exclusive option agreement will remain effective until the entire equity interests in Hangzhou Juangua have been transferred to Hangzhou Shiqu or its designated person.

On August 20, 2017, Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong entered into an amended and restated exclusive option agreement, which contained terms substantially similar to the amended and restated exclusive option agreement by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua described above.

Spousal Consent Letters. The spouses of the shareholders of Hangzhou Juangua and Beijing Meilishikong each signed a spousal consent letter. Under each spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Hangzhou Juangua and Beijing Meilishikong held by and registered in the name of her spouse be disposed of in accordance with the above-mentioned amended and restated exclusive option agreement, equity interest pledge agreement, shareholder voting proxy agreement and powers of attorney, as applicable, and that her spouse may perform, amend or terminate such agreements without her additional consent. Additionally, the spouse agreed not to assert any rights over the equity interest in Hangzhou Juangua or Beijing Meilishikong held by her spouse. In addition, in the event that the spouse obtains any equity interest in Hangzhou Juangua or Beijing Meilishikong held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements, as may be amended from time to time.

In the opinion of CM Law Firm, our PRC legal counsel:

•	the ownership structures of our VIEs in China and Hangzhou Shiqu are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between Hangzhou Shiqu, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel, has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment

We are headquartered in Hangzhou, China, and have leased an aggregate of approximately 15.8 thousand square meters of office space in Hangzhou. As of March 31, 2019, we also have an aggregate of approximately 0.3 thousand square meters of office space in Beijing. We lease our premises under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2019 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Hangzhou, China	15.8	Office	3
Beijing, China	0.3	Office	2

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2017, 2018 and 2019 are to the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

A.	Operating Results

Overview

We are a leading online fashion and lifestyle destination in China. We have scaled our GMV rapidly. Our total GMV increased by 24.6% from RMB11.8 billion for the year ended March 31, 2017 to RMB14.7 billion for the year ended March 31, 2018, and by 18.7% from RMB14.7 billion for the year ended March 31, 2018 to RMB17.4 billion for the year ended March 31, 2019. Our total revenues were RMB1,109.9 million, RMB973.2 million and RMB1,074.3 million (US$160.1 million) for the years ended March 31, 2017, 2018 and 2019, respectively.

Our average mobile MAUs were 51.0 million, 65.2 million and 67.2 million for the years ended March 31, 2017, 2018 and 2019, respectively, and our active buyers were 24.4 million, 33.0 million and 32.8 million for the years ended March 31, 2017, 2018 and 2019, respectively.

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by the general factors affecting China’s retail industry, including China’s overall economic growth, the increase in per capita disposable income and the growth in consumer spending in China. In addition, they are also affected by factors driving online retail in China, such as the growing number of online shoppers, the improved logistics infrastructure and the increasing adoption of mobile payment. Furthermore, our business and operating results are influenced by PRC governmental policies and initiatives affecting the online content industry, particularly live video broadcasts and short-form videos. Changes in any of these general factors could affect the demand for products and services on our platform and our results of operations.

While our business is influenced by general factors affecting our industry in China generally, we believe our results of operations are more directly affected by the following specific factors, including:

•	our ability to expand our user base, in particular our active buyers, and strengthen our user engagement;

•	our ability to use our content to drive transactions for our merchants and brand partners;

•	our ability to further diversify our monetization channels and enhance our monetization capabilities;

•	our ability to effectively manage our sales and marketing efficiency;

•	our ability to attract and retain talents and develop our technological infrastructure;

•	our ability to effectively control our costs and operating expenses;

•	our ability to make strategic acquisitions and investments; and

•	our ability to maintain partnerships with key strategic partners.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	325,335	29.3	416,335	42.8	507,728	75,654	47.3
Marketing services revenues	740,273	66.7	476,608	49.0	395,747	58,968	36.8
Other revenues	44,269	4.0	80,264	8.2	170,803	25,450	15.9

Total revenues	1,109,877	100.0	973,207	100.0	1,074,278	160,072	100.0

Commission revenues. We earn commissions from merchants on our platform when transactions are completed and settled. Such commissions are generally determined as an agreed percentage of the value of merchandise sold by merchants. We generally offer two categories of services to our non-live video broadcast merchants. We typically charge a commission rate of approximately 5% to merchants that choose our entry-level service offerings, which include basic operational support. For merchants who need fuller operational support, we offer incremental services through our prime service offerings, such as support on brand building, fashion influencer matching and deeper data analytics and insights. We generally charge a commission rate of approximately 20% to merchants that opt for our prime offerings. For live video merchants, a commission rate of 10% is typically charged.

Marketing services revenues. We generate revenues from marketing services by providing online marketing services, including display-based, search-based and native content-based advertisements and marketing services, to merchants and brand partners.

Other revenues. Our other revenues primarily consist of revenues from online direct sales, financing solutions, technology services and other services.

Costs and expenses

The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(377,765)	17.2	(317,725)	17.5	(313,788)	(46,756)	19.0
Sales and marketing expenses	(692,742)	31.8	(747,928)	41.1	(743,732)	(110,820)	45.1
Research and development expenses	(418,496)	19.2	(289,274)	15.9	(236,446)	(35,232)	14.3
General and administrative expenses	(123,404)	5.7	(100,105)	5.5	(168,379)	(25,089)	10.2

	For the Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Amortization of intangible assets	(440,772)	20.2	(384,555)	21.1	(194,874)	(29,037)	11.8
Impairment of goodwill and intangible assets	(110,610)	5.1	—	—	—	—	—
Other (expenses)/income, net	(17,429)	0.8	18,961	(1.0)	8,761	1,305	(0.5)

Total costs and expenses	(2,181,218)	100.0	(1,820,626)	100.0	(1,648,458)	(245,629)	100.0

Cost of revenues. Costs of revenues primarily consist of payroll costs (including share-based compensation expenses), information technology related expenses, payment processing fees, rental expenses and other costs.

Sales and marketing expenses. Sales and marketing expenses primarily consist of user acquisition expenses, expenses associated with our branding and marketing activities, payroll costs (including share-based compensation expenses) for our sales and marketing personnel and other expenses associated with sales and marketing.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits (including share-based compensation expenses).

General and administrative expenses. General and administrative expenses primarily consist of salaries and benefits (including share-based compensation expenses) for personnel involved in general corporate functions, administrative expenses and other general corporate related expenses.

Amortization of intangible assets. We incur expenses for the amortization of our intangible assets, which primarily consist of our merchant resources, brand, strategic business resources, technology that were acquired in our business combination with Meilishuo in 2016 and the amortization of the intangible assets recorded as a result of the new business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2019, the net carrying amount of our intangible assets was RMB1,002.0 million (US$149.3 million) which primarily consist of the carrying value of the new business cooperation agreement that we entered into with Tencent in July 2018.

Impairment of goodwill and intangible assets. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in our business combination with Meilishuo and our acquisition of Aimei Tech Holdings Limited in 2016. For further information, see Notes 13 and 14 to our consolidated financial statements included elsewhere in this annual report.

Other (expense)/income, net. Other (expense)/income, net, primarily consists of government grants, gains/ (losses) on disposal of equipment, compensation cost on rental contracts termination, exchange (loss)/gain and others.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income in fiscal year 2017, 2018 or 2019.

PRC

Generally, our PRC subsidiaries, consolidated variable interest entities and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are generally subject to value-added tax at a rate of 13% (which was 16% prior to April 1, 2019) on online sales and 6% on online marketing services, platform commissions, financing solutions, storage services and technical and consulting services. Certain PRC subsidiaries and VIEs are deemed as small taxpayers under PRC law, which subject them to reduced value-added tax rate of 3%. We are also subject to 3% cultural undertaking development fees on part of revenues from online marketing services, which are considered as advertising revenues. Furthermore, we are subject to 1% and 7% urban construction tax, 3% education surcharges, 2% local education surcharges and other surcharges on value-added tax payments during the fiscal years presented.

Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of our consolidated variable interest entities, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. Their HNTE statuses are set to expire by the end of November 2019.

On November 30, 2018, Hangzhou Juandou Network Co., Ltd., or Hangzhou Juandou, a subsidiary of Hangzhou Juangua, obtained its HNTE certificate with a valid period of three years. Therefore, Hangzhou Juandou is eligible to enjoy a preferential tax rate of 15% from 2018 to 2021 to the extent that it has taxable income under the EIT Law and as long as it maintains the HNTE qualification and duly conducts relevant filing procedures under the EIT Law with the relevant tax authority.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of our revenues for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended March 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	325,335	29.3	416,335	42.8	507,728	75,654	47.3
Marketing services revenues	740,273	66.7	476,608	49.0	395,747	58,968	36.8
Other revenues	44,269	4.0	80,264	8.2	170,803	25,450	15.9

Total revenues	1,109,877	100.0	973,207	100.0	1,074,278	160,072	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(377,765)	(34.0)	(317,725)	(32.6)	(313,788)	(46,756)	(29.2)
Sales and marketing expenses(1)	(692,742)	(62.4)	(747,928)	(76.9)	(743,732)	(110,820)	(69.2)
Research and development expenses(1)	(418,496)	(37.7)	(289,274)	(29.7)	(236,446)	(35,232)	(22.0)
General and administrative expenses(1)	(123,404)	(11.1)	(100,105)	(10.3)	(168,379)	(25,089)	(15.7)
Amortization of intangible assets	(440,772)	(39.7)	(384,555)	(39.5)	(194,874)	(29,037)	(18.1)
Impairment of goodwill and intangible assets	(110,610)	(10.0)	—	—	—	—	—
Other (expense)/income, net	(17,429)	(1.6)	18,961	1.9	8,761	1,305	0.8

Loss from operations	(1,071,341)	(96.5)	(847,419)	(87.1)	(574,180)	(85,557)	(53.4)
Interest income	24,514	2.2	33,464	3.4	33,700	5,021	3.1
Investment gain	—	—	158,627	16.3	—	—	—
Gain from investment disposal	—	—	—	—	31,236	4,654	2.9
Gains on deconsolidation of a subsidiary	—	—	13,592	1.4	—	—	—

Loss before income tax and share of results of equity investee	(1,046,827)	(94.3)	(641,736)	(65.9)	(509,244)	(75,882)	(47.4)
Income tax benefits	107,687	9.7	88,665	9.1	17,217	2,565	1.6
Share of results of equity investee	—	—	(4,982)	(0.5)	5,752	857	0.5

Net loss	(939,140)	(84.6)	(558,053)	(57.3)	(486,275)	(72,460)	(45.3)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(5,342)	(4,619)	(13,916)	(2,074)
Sales and marketing expenses	(2,607)	(2,450)	(9,558)	(1,424)
Research and development expenses	(7,801)	(6,016)	(15,161)	(2,259)
General and administrative expenses	(4,988)	(3,751)	(64,433)	(9,601)

Total	(20,738)	(16,836)	(103,068)	(15,358)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and our consolidated variable interest entities for the years and as of the date indicated:

	Revenues(1)			Total Assets(1)
	For the Year Ended March 31,			As of March 31, 2019
	2017	2018	2019
MOGU Inc. and its wholly-owned subsidiaries	12.8%	70.5%	88.7%	89.4%
Consolidated variable interest entities	87.2%	29.5%	11.3%	10.6%

Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the consolidated variable interest entities.

We migrated the operations of some of our businesses from our consolidated VIEs to our wholly-owned subsidiaries in the PRC in order to minimize any risks associated with our VIE corporate structure. For this reason, the revenue contribution of our consolidated VIEs decreased significantly between the years ended March 31, 2017 and 2019. We plan to continue to implement this strategy to the extent permitted by PRC law and anticipate the decreasing trend in the revenue contribution of our consolidated VIEs to be indicative of future operating results.

Year ended March 31, 2019 compared to year ended March 31, 2018

Revenues

Our revenues increased by 10.4% from RMB973.2 million in the year ended March 31, 2018 to RMB1,074.3 million (US$160.1 million) in the year ended March 31, 2019. This increase was primarily attributable to the increases in commission revenues and other revenues, which were partially offset by a decrease in revenues from marketing services. We recently embarked on a number of new business initiatives, including focusing our platform on the provision of fashion content in rich media formats and our emphasis on live-video broadcasts and other engaging socially-oriented sales methods. Since these business initiatives have only been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, that they will bring to our financial prospects. As a result, we cannot reasonably predict the future trends of our commission revenues, our marketing service revenues or our total revenues.

Our commission revenues increased by 22.0% from RMB416.3 million in the year ended March 31, 2018 to RMB507.7 million (US$75.7 million) in the year ended March 31, 2019, primarily attributable to the growth in our GMV from 14.8 billion in fiscal year 2018 to 17.4 billion in fiscal year 2019 and a slightly higher average commission rate in fiscal year 2019.

Our revenues from marketing services decreased by 17.0% from RMB476.6 million in the year ended March 31, 2018 to RMB395.7 million (US$59.0 million) in the year ended March 31, 2019, primarily due to our decision to strategically increase our focus on the live video broadcast businesses as an effective and efficient content format to improve user engagement and experience, which affected the amount of marketing service properties available on our platform and the number of our marketing services customers.

Other revenues increased by 112.8% from RMB80.3 million in the year ended March 31, 2018 to RMB170.8 million (US$25.5 million) in the year ended March 31, 2019, primarily attributable to the growth of our trial business on online direct sales of beauty products and our financing solutions to users and merchants.

Costs and expenses

Our total costs and expenses decreased by 9.5% from RMB1,820.6 million in the year ended March 31, 2018 to RMB1,648.5 million (US$245.6 million) in the year ended March 31, 2019. The decrease was primarily due to decreases in amortization of intangible assets, research and development expenses, sales and marketing expenses and cost of revenues, which were partially offset by increased general and administrative expenses.

Cost of revenues. Our costs of revenues decreased by 1.2% from RMB317.7 million in the year ended March 31, 2018 to RMB313.8 million (US$46.8 million) in the year ended March 31, 2019. The decrease was primarily due to the decreased depreciation expenses as we disposed of our servers when we switched to a third-party cloud-based network infrastructure in fiscal year 2018 and the decreased rental and logistics expenses, which were partially offset by the increased online direct sales cost in fiscal year 2019.

Sales and marketing expenses. Our sales and marketing expenses decreased by 0.6% from RMB747.9 million in the year ended March 31, 2018 to RMB743.7 million (US$110.8 million) in the year ended March 31, 2019. The decrease was primarily due to lower spending on user incentive programs, which was offset by higher spending on branding expenses and user acquisition expenses.

Research and development expenses. Our research and development expenses decreased by 18.3% from RMB289.3 million in the year ended March 31, 2018 to RMB236.4 million (US$35.2 million) in the year ended March 31, 2019, primarily due to the decrease in payroll costs in line with our decreased headcounts of our research and development personnel.

General and administrative expenses. Our general and administrative expenses increased by 68.2% from RMB100.1 million in the year ended March 31, 2018 to RMB168.4 million (US$25.1 million) in the year ended March 31, 2019. The increase was primarily due to an increase in share-based compensation expenses.

Amortization of intangible assets. Our amortization of intangible assets decreased by 49.3% from RMB384.6 million in the year ended March 31, 2018 to RMB194.9 million (US$29.0 million) in the year ended March 31, 2019 as a result of a decrease in amortization of the intangible assets of an acquired company which was fully amortized in February 2018 and was partially offset by an increase in the amortization of the intangible assets recorded as a result of the new business cooperation agreement that we entered into with Tencent in July 2018.

Other (expenses)/income, net. Our other net income decreased by 53.8% from RMB19.0 million in the year ended March 31, 2018 to RMB8.8 million (US$1.3 million) in the year ended March 31, 2019, primarily due to a decrease in disposal gain of the servers when we switched to a third-party cloud-based network infrastructure in the year ended March 31, 2018, which was partially offset by government grants we received in the year ended March 31, 2019. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from a foreign exchange gain in the year ended March 31, 2018 of RMB8.8 million to a foreign exchange loss in the year ended March 31, 2019 of RMB7.1 million (US$1.1 million).

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB574.2 million (US$85.6 million) in the year ended March 31, 2019, compared to loss from operations of RMB847.4 million in the year ended March 31, 2018.

Other gains

Interest income. Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income remained relatively the same from RMB33.5 million in the year ended March 31, 2018 to RMB33.7 million (US$5.0 million) in the year ended March 31, 2019.

Income tax benefit

We recorded income tax benefit of RMB17.2 million (US$2.6 million) in the year ended March 31, 2019, compared to RMB88.7 million in the year ended March 31, 2018. The decrease was primarily due to the decrease in reversed deferred tax liabilities relating to intangible assets arisen from our historical acquisitions of other businesses.

Share of results of equity investee

We recorded share of results of equity investee of positive RMB5.8 million (US$0.9 million) in the year ended March 31, 2019, compared to negative RMB5.0 million in the year ended March 31, 2018.

Net loss

As a result of the foregoing, we incurred net loss of RMB486.3 million (US$72.5 million) in the year ended March 31, 2019, compared to net loss of RMB558.1 million in the year ended March 31, 2018.

Year ended March 31, 2018 compared to year ended March 31, 2017

Revenues

Our revenues decreased by 12.3% from RMB1,109.9 million in the year ended March 31, 2017 to RMB973.2 million in the year ended March 31, 2018. This decrease was primarily due to a decrease in revenues from marketing services, which was partially offset by increases in commission revenues and other revenues. We recently embarked on a number of new business initiatives, including focusing our platform on the provision of fashion content in rich media formats and our emphasis on live video broadcasts and other engaging socially-oriented sales methods. Since these business initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. As a result, we cannot reasonably predict the future trends of our marketing service revenues, our commission revenues or our total revenues.

In the year ended March 31, 2018, we strategically increased our focus on live video broadcasts as an effective and efficient content format to improve user engagement and experience, which affected the amount of marketing service properties available on our platform and the number of our marketing services customers. The number of our marketing services customers decreased by 12.4% from 17,522 in the year ended March 31, 2017 to 15,358 in the year ended March 31, 2018. As a result, our revenues from marketing services decreased by 35.6% from RMB740.3 million in the year ended March 31, 2017 to RMB476.6 million in the year ended March 31, 2018.

Our commission revenues increased by 28.0% from RMB325.3 million in the year ended March 31, 2017 to RMB416.3 million in the year ended March 31, 2018, primarily attributable to the increase in GMV from RMB11.8 billion in the year ended March 31, 2017 to RMB14.7 billion in the year ended March 31, 2018. The growth of GMV on our platform was in turn driven by the size of our active buyer base and level of user engagement. Total active buyers in fiscal year 2018 reached 33.0 million, a growth of 35.2%, compared with 24.4 million in fiscal year 2017. Our average mobile MAUs increased by 27.8% from 51.0 million in fiscal year 2017 to 65.2 million in fiscal year 2018.

Other revenues increased by 81.3% from RMB44.3 million in the year ended March 31, 2017 to RMB80.3 million in the year ended March 31, 2018, primarily due to the growth of our financing solutions to users and merchants.

Costs and expenses

Our total costs and expenses decreased by 16.5% from RMB2,181.2 million in the year ended March 31, 2017 to RMB1,820.6 million in the year ended March 31, 2018. The decrease was primarily due to the cost savings following our business combination with Meilishuo, and, to a lesser extent, the termination of a cross-border business. As these were one-off events, and combined with the recent implementation of the aforementioned new business initiatives that are not yet at scale, we cannot reasonably predict the future trends of our costs and expenses.

Cost of revenues. Our costs of revenues decreased by 15.9% from RMB377.8 million in the year ended March 31, 2017 to RMB317.7 million in the year ended March 31, 2018. The decrease was primarily due to the decrease in payroll costs by RMB40.1 million which reflected our decreased headcounts and salaries and benefits, including share-based compensation expenses, as well as the decrease of depreciation expenses by RMB20.6 million as we disposed of our servers when we switched to a third-party cloud-based network infrastructure. Our operational staff headcount, whose salaries and benefits are included in cost of revenues, decreased from 250 as of March 31, 2017 to 179 as of March 31, 2018.

Sales and marketing expenses. Our sales and marketing expenses increased by 8.0% from RMB692.7 million in the year ended March 31, 2017 to RMB747.9 million in the year ended March 31, 2018. The increase was primarily due to the RMB78.2 million increase of our expenses associated with our branding and marketing activities, partially offset by the RMB25.0 million decrease of payroll costs, including share-based compensation expenses for our sales and marketing personnel. Our sales and marketing staff headcount decreased from 244 as of March 31, 2017 to 192 as of March 31, 2018.

Research and development expenses. Our research and development expenses decreased substantially by 30.9% from RMB418.5 million in the year ended March 31, 2017 to RMB289.3 million in the year ended March 31, 2018, primarily due to the decrease in payroll costs, including share-based compensation expenses, by RMB99.2 million in line with our decreased headcounts and salaries and benefits for our research and development personnel, which reflected the cost savings realized from our business combination with Meilishuo. Our research and development staff headcount decreased from 685 as of March 31, 2017 to 538 as of March 31, 2018.

General and administrative expenses. Our general and administrative expenses decreased by 18.9% from RMB123.4 million in the year ended March 31, 2017 to RMB100.1 million in the year ended March 31, 2018. The decrease was primarily due to the decreases in administrative expenses by RMB11.4 million and in payroll costs by RMB9.3 million resulting from the optimization of our organizational structure and staff management, and the cost savings following our business combination with Meilishuo. Our general and administrative staff headcount decreased from 132 as of March 31, 2017 to 96 as of March 31, 2018.

Amortization of intangible assets. Our amortization of intangible assets decreased by 12.8% from RMB440.8 million in the year ended March 31, 2017 to RMB384.6 million in the year ended March 31, 2018 as the net carrying amount of the intangible assets of a company we acquired decreased in fiscal year 2017.

Impairment of goodwill and intangible assets. We had impairment of goodwill and intangible assets of nil in the year ended March 31, 2018, compared to RMB110.6 million in the year ended March 31, 2017 as a result of the termination of a cross-border business in fiscal year 2017, primarily because we decided to sharpen our focus on our current business model.

Other (expenses)/income, net. We had other net income of RMB19.0 million in the year ended March 31, 2018, compared to other net expense of RMB17.4 million in the year ended March 31, 2017. The increase was primarily attributable to foreign exchange gains derived from our U.S. dollar-denominated intra-group balances. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from a foreign exchange loss in fiscal year 2017 to a foreign exchange gain in fiscal year 2018.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB847.4 million in fiscal year 2018, compared to loss from operations of RMB1,071.3 million in fiscal year 2017.

Other gains

Interest income. Interest income represents interest earned on short-term investments and cash deposits in financial institutions. We had interest income of RMB24.5 million and RMB33.5 million in fiscal years 2017 and 2018, respectively. The increase was primarily attributable to our more proactive cash management policy.

Investment gain. Investment gain represents the measurement of the difference between the fair value of the equity interests we have in an investee company that we invested in since January 2018 and the carrying amount of our non-cash contribution to such investee company. We had an investment gain of RMB158.6 million in the year ended March 31, 2018 compared to an investment gain of nil in the year ended March 31, 2017.

Gains on deconsolidation of a subsidiary. We had gains on deconsolidation of subsidiary of nil and RMB13.6 million in fiscal years 2017 and 2018, respectively.

Income tax benefit

We recorded income tax benefit of RMB88.7 million in fiscal year 2018, compared to RMB107.7 million in fiscal year 2017. Our income tax benefits result from the reversal of significant deferred tax liabilities relating to intangible assets arisen from our historical acquisitions of other businesses.

Share of results of equity investee

We recorded share of results of equity investee of negative RMB5.0 million in the year ended March 31, 2018, compared to nil in the year ended March 31, 2017.

Net loss

As a result of the foregoing, we incurred net loss of RMB558.1 million in the year ended March 31, 2018, compared to net loss of RMB939.1 million in the year ended March 31, 2017.

Segment Information

We determined that we used to operate in two operating segments, namely cross-border business and domestic business. Our cross-border business was terminated at the end of 2016 primarily because we decided to sharpen our focus on our current business model. Since terminating such cross-border business, we have only had one single operating segment. In the year ended March 31, 2017, our costs and expenses incurred from the cross-border business were RMB67.0 million, including sales and marketing expenses of RMB27.8 million. Our revenues from cross-border business for the year ended March 31, 2017 were included in other revenues for the same year.

The table below provides a summary of our operating segment results for the year ended March 31, 2017.

For the Year Ended March 31, 2017
(RMB in thousands)
Revenues
Cross-border business	1,437
Domestic business	1,108,440
Total consolidated revenues	1,109,877
Operating loss
Cross-border business	(65,575)
Domestic business	(452,637)
Total segment operating loss	(518,212)
Unallocated expenses(1)	(553,129)
Total consolidated operating loss	(1,071,341)
Total other income	24,514
Loss before income tax and share of results of equity investee	(1,046,827)

Note:

(1)	Unallocated items include amortization expenses of intangible assets from acquired business, impairment of goodwill and intangible assets, and share-based compensation expenses.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principles of consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, our consolidated variable interest entities and their respective subsidiaries for which we are the ultimate primary beneficiary. All transactions and balances among our company, our subsidiaries, our consolidated variable interest entities and their respective subsidiaries have been eliminated upon consolidation.

Business combination and non-controlling interests

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by our company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in our Consolidated Statements of Operations and Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Operations and Comprehensive Loss.

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at our acquisition-date fair value, and the re-measurement gain or loss, if any, is recognized in our Consolidated Statements of Operations and Comprehensive Loss.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or a consolidated variable interest entity, we deconsolidate the subsidiary or consolidated variable interest entity from the date our control is lost. Any retained non-controlling investment in the former subsidiary or consolidated variable interest entity is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated variable interest entity.

For our majority-owned subsidiaries, consolidated variable interest entities and their respective subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to our company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of our Consolidated Balance Sheets and have been separately disclosed in our Consolidated Statements of Operations and Comprehensive Loss to distinguish the interests from that of our company.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the assets might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

As of March 31, 2017, 2018 and 2019, we only had one reporting unit, which was the domestic business reporting unit. The goodwill balance of RMB1,569 million mainly arose from the acquisition of Meiliworks Limited in February 2016. Goodwill is attributable to the synergies expected from the combined operations of Meiliworks Limited and us, the assembled workforce, and their knowledge and experience in the domestic e-commerce business and the amount is attributable to the domestic business reporting unit.

We performed annual impairment test on the goodwill on March 31 of each year. Considering qualitative factors that we were loss making and had operating cash outflow, we concluded that a two-step goodwill impairment test was required.

In estimating the fair value of the domestic business reporting unit in the first step of the impairment test, significant judgment was required. As of March 31, 2017, 2018 and 2019, in using the income approach methodology of valuation, we determined the fair value of the domestic business reporting unit based on cash flow projection of the reporting unit until the year ended March 31, 2024 with a terminal value related to the future cash flows extrapolated beyond the year ended March 31, 2024 using an expected future growth rate. Key assumptions used to determine the fair value of the domestic business reporting unit included annual revenue growth rates and earning before interests and income tax (“EBIT”) margins, discount rates, and expected future growth rates beyond forecast period. The revenue growth rates used were estimated based on past experience, current industry environment and forecasts of future market developments, and did not exceed the long-term average growth rates of the industry we operate. We estimated budgeted EBIT margins based on past experience and forecasts of future market developments. The discount rate used by us was the weighted average cost of capital that was able to reflect the risks. The expected future growth rates beyond forecast period were estimated based on the long-term inflation rate of China. As of March 31, 2017 and 2018, in using the market approach methodology of valuation, we made judgments related to the selection of comparable businesses. The valuation model assumes that our revenues will recover from a downturn and keep growing, and reasonable profits and positive cash flows can be generated from our business within a defined period of time.

As of March 31, 2019, in addition to using the income approach methodology of valuation, we also estimated the fair value of the domestic business reporting unit with reference to our quoted market price on the measurement date in the first step of the impairment test.

Based on the result of the goodwill impairment testing, the estimated fair value of the domestic business reporting unit exceeded its carrying amount by approximately 179%, 313% and 239% as of March 31, 2017, 2018 and 2019, respectively. Therefore, the second step of the impairment test for the domestic business reporting unit is not necessary and no impairment of goodwill related to the domestic business reporting unit was recognized during the year ended March 31, 2017, 2018 and 2019.

Our overall business growth may slow down or become negative, and our revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. These may materially and adversely affect our business performance and results of operations, which could reasonably be expected to negatively affect the key assumptions used. We performed a sensitivity analysis for the domestic business reporting unit based on key assumptions used in our annual goodwill impairment tests. A reasonably possible change of within 10% range in key assumptions, such as revenue growth rates, EBIT margins and discount rates identified for the domestic business reporting unit, would not cause the reporting unit’s carry amount to exceed its fair value as of March 31, 2017, 2018 and 2019. In addition, when performing the annual impairment test as of March 31, 2019, we have also considered the subsequent decline in the trading price of our shares through the date of issuance of these financial statements together with various considerations, including but not limited to our actual results against the forecasts of our operation results, and concluded that such change in trading price does not reflect the affirmation of any impairment indicator that existed as of March 31, 2019. We continue to consider various factors in determining whether goodwill should be tested for impairment during interim periods. Such factors include changes in macroeconomic conditions, industry and market conditions, our overall financial performance, and share prices, among others. Given that the trading price of our shares may continue to be volatile regardless of our business performance and results of operations, if the trading price of our shares declines and becomes lower than the reporting unit’s carry amount, as has happened recently, it may be considered as a triggering event for us to perform interim goodwill impairment test and we may need to recognize goodwill and other long-lived assets impairment if the fair value is asserted to be less than their carrying value.

Revenue recognition

We adopted ASC Topic 606, namely Revenue from Contracts with Customers, for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services.

To achieve that core principle, we apply five steps defined under Topic 606. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. We allocate the transaction price to each performance obligation based on the relative standalone selling prices of the goods or services being provided. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of value-added-tax. Revenue recognition policies for each type of revenue stream are analyzed as follows:

Commission revenues

We operate our online platform for merchants to sell their merchandise to our users and also provide integrated platform-wide services. When the transactions are completed on our platform, we charge merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. We identify that the services to enable the successful transaction of the merchandise on our marketplace and the integrated services to promote the merchandise are separate performance obligations. We apply the practical expedient that allocates the commission revenues for the integrated services to the respective day on which we have the right to invoice. We do not control the underlying merchandise provided by merchants before they are transferred to users, as we are not responsible for fulfilling the promise to provide the merchandise to users and have no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, we have no discretion in establishing prices of the merchandise provided by merchants. Commission revenues are recognized on a net basis at the point of users’ acceptance of merchandise.

Commission fees are refundable if and when users return the merchandise to merchants and the refund is recognized as variable consideration. We determine the amount of consideration to which we expect to be entitled subject to constraint that it is probable that a significant reversal in the cumulative amount of revenue recognized will not occur when the uncertainty is resolved. We recognize the amounts received for which we do not expect to be entitled as a refund liability when we transfer service to merchants. At the end of each reporting period, we update our assessment of amounts for which it expects to be entitled in exchange for the transferred services and makes a corresponding change to the amount of commission revenue recognized.

We also offer volume refund to merchants based on the cumulative sales they generate on our platform during a certain period. Within a certain period, if the total sales generated by a merchant reaches a pre-agreed threshold, the merchant is entitled to a refund of a certain percentage of the commission paid to us. We identify the volume refund as a performance obligation and recognize it at its standalone selling price as a contractual liability. The amount of contractual liabilities involves an estimation of a merchant’s sales amount during a certain period and the related percentage to calculate the volume refund. Such estimation is reassessed and adjusted at the end of each reporting period.

Marketing services revenues

We provide marketing services to merchants and brand partners that help them promote their products in designated areas on our platform directly or via social network platforms over particular periods of time that will then divert users back to our platform. Such services are charged at fixed prices or at prices established through our online auction system. In general, merchants and brand partners need to prepay for the marketing services. Revenue is recognized ratably over the period during which the content is displayed, or when the content or offerings are clicked or viewed by users, or when an underlying transaction is completed by a merchant.

Other revenues

Other revenues primarily consist of the revenues from financing solutions and other services. Financing solutions include loans to users and merchants through factoring arrangements and services to facilitate financial institutions to provide loans to merchants and users on our platform. For financing solutions to merchants and users through factoring arrangements, we record loan receivables when the cash is advanced to the users or merchants, and the service fees are recognized over the term of loans. For services to financial institutions, revenue is recognized when the fund is drawn down by the borrowers or over the financing period on a straight-line basis.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to performance obligations that we have not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was nil as we have settled all volume refund to the merchants as of March 31, 2019.

Investments

Our investments include equity method investment and available-for-sale investments.

We have investments in privately held companies. We applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, our share of the post-acquisition profits or losses of the equity investee are recorded in share of results of equity investee in the Consolidated Statements of Operations and Comprehensive Loss and our share at post-acquisition movements in accumulated other comprehensive income in relation to foreign currency translation adjustment is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the our share of losses in the equity investee equals or exceeds its interest in the equity investee, we does not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

For other equity investments with no readily determinable fair values and over which we have neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used. Under the cost method, investments are carried at cost and are adjusted only for other than-temporary declines in fair value, certain distributions, and additional investments.

Investments in debt securities and equity securities that have readily determinable fair value are accounted for as available-for-sale securities, and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

Currently, the maturities for debt securities we held are longer than 12 months and we do not expect to convert securities to cash within one year.

We continually review our investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider in our determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment is written down to fair value.

Fair value measurement of available-for-sale investments

We determined the fair value of our available-for-sale investment by using market approach. The determination of the fair value was based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs adopted in the valuation as of March 31, 2018 and 2019 are as following:

	For the years ended March 31,
	2017	2018	2019
Lack of marketability discount	30%	30%	30%
Risk-free rate	3.06%	2.57%-3.74%	2.25%-2.60%
Expected volatility	41.9%	40%-43.34%	45%-52.68%
Revenue multiple	2.52	2.68	2.80-18.74
Net profit multiple	—	—	21.23

Fair value measurement of the ordinary shares of JM Weshop

We determined the fair value of the ordinary shares of JM Weshop by using income approach. The key assumptions adopted in the valuation as of March 1, 2018 are as follows:

As of March 1, 2018
Revenue growth rate	10% - 200%
Gross margin rate	(20)% - 53.5%
Discount rate	26%

Fair value measurement of strategic business resources from Tencent

On July 18, 2018, we issued 157,047,506 convertible redeemable Series C-3 preferred shares at a price of US$1.0188 per share for certain strategic business resources in accordance with a business cooperation agreement with Tencent, which were recognized as intangible assets with a total fair value of approximately RMB1.1 billion. We estimated the fair value of the intangible assets with a combination of an income approach and a market approach. Under the income approach, the key assumptions include expected revenue attributable to assets, discount rate and the remaining useful life. Under the market approach, the key assumptions include market price of the license, discount rate and the remaining useful life. We made estimates and judgments in determining the fair value of the intangible assets with the assistance from an independent valuation firm.

Share-Based Compensation

We adopted the Global Share Plan, or the Plan, in 2011 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The Plan was amended and restated subsequently in September 2016, March 2018 and November 2018. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.”

We accounted for the share-based compensation costs on a straight-line basis over the requisite service period for the award based on the fair value on their respective grant dates. Upon the deemed exercise of the options, we recognized the receipts in the escrow account of the exercise amount paid by employees in accruals and other current liabilities in our consolidated balance sheets.

Valuation of stock options

We use the binominal option pricing model to estimate the fair value of stock options. The assumptions used to value our option grants were as follows:

	For the Year Ended March 31,
	2017	2018
Expected term	10 years	10 years
Expected volatility	49.24% - 50.37%	47.49%
Exercise multiple	2.2 - 2.8	2.2 - 2.8
Expected dividend yield	—	—
Risk-free interest rate	1.58 - 1.7%	2.4%
Expected forfeiture rate (post vesting)	3% for staff 0% for management	3% for staff 0% for management
Fair value of the underlying shares on the date of option grants (US$)	0.37 - 0.40	0.45
Fair value of share option (US$)	0.11 - 0.39	0.14

The fair value of each of our ordinary shares increased from US$0.37 as of May 1, 2016 to US$0.40 as of September 30, 2016 and further to US$0.45 as of June 30, 2017. The increase in fair value of our ordinary shares was attributable to organic growth of our business.

We estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments in the foreseeable future.

Recently Issued Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent accounting pronouncements” of the notes to our consolidated financial statements.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(832,497)	(314,862)	(325,808)	(48,547)
Net cash (used in)/provided by investing activities	(541,637)	340,461	(82,836)	(12,343)
Net cash provided by financing activities	194,964	7,136	414,872	61,818
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	96,010	(78,833)	46,091	6,868

Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,083,160)	(46,098)	52,319	7,796

	For the Year Ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents and restricted cash at beginning of year	2,354,655	1,271,495	1,225,397	182,590

Cash and cash equivalents and restricted cash at end of year	1,271,495	1,225,397	1,277,716	190,386

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2018 and 2019, our cash and cash equivalents were RMB1,224.4 million and RMB1,276.7 million (US$190.2 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2018 and 2019, our short-term investments were RMB130.0 million and RMB212.0 million (US$31.6 million), respectively. Short-term investments consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.

We believe that our current cash and cash equivalents and short-term investments will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of March 31, 2019, 33.9%, 26.1% and 40.0% of our cash and cash equivalents were held in China, Hong Kong and the Cayman Islands, respectively, of which 66.1% were denominated in U.S. dollars and 33.9% were denominated in Renminbi. As of March 31, 2019, all of our short-term investments were held in China and denominated in Renminbi. Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and consolidated affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in the year ended March 31, 2019 was RMB325.8 million (US$48.5 million). The difference between net cash used in operating activities and net loss of RMB486.3 million (US$72.5 million) in the same period was primarily due to a decrease of RMB134.8 million (US$20.1 million) in accruals and other current liabilities, primarily as a result of the impact of the change in the fund settlement process, where payments made by users for products sold on our platform no longer went through our bank account before reaching the accounts of merchants, and the decrease in deposits from merchants as a result of termination of business with inactive merchants. Such difference was partially offset by a decrease of RMB28.6 million (US$4.3 million) in prepayments and other current assets primary for the collection of value-added tax receivables. The principal non-cash items affecting the difference between our net loss in the year ended March 31, 2019 and our net cash used in operating activities in the year ended March 31, 2019 were RMB206.4 million (US$30.8 million) in depreciation and amortization, RMB103.1 million (US$15.4 million) in share-based compensation expenses and RMB31.2 million (US$4.7 million) in investment gain.

Net cash used in operating activities in fiscal year 2018 was RMB314.9 million. The difference between net cash used in operating activities and net loss of RMB558.1 million in the same period was primarily due to a decrease of RMB458.0 million in prepayments and other current assets, primarily as a result of the change in the fund settlement process in the first quarter of fiscal year 2018, where payments made by users for products sold on our platform no longer go through our bank account before reaching the accounts of merchants. Such difference is partially offset by a decrease of RMB416.0 million in accruals and other current liabilities primary for the same reason stated above. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in fiscal year 2018 were RMB446.4 million in depreciation and amortization and RMB16.8 million in share-based compensation expenses.

Net cash used in operating activities in fiscal year 2017 was RMB832.5 million. The difference between net cash used in operating activities and net loss of RMB939.1 million in the same period was primarily due to an increase of RMB418.3 million in prepayments and other current assets as a result of significant increase in receivables from third-party service providers. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in fiscal year 2017 were RMB536.4 million in depreciation and amortization and RMB110.6 million in impairment of goodwill and intangible assets.

Investing activities

Net cash used in investing activities in the year ended March 31, 2019 was RMB82.8 million (US$12.3 million), primarily due to purchase of short-term investments.

Net cash provided by investing activities in fiscal year 2018 was RMB340.5 million, primarily due to proceeds from maturity of short-term investments of RMB2,315.2 million, cash received from loan repayment of RMB2,204.7 million and disposal of property of equipment of RMB37.3 million, partially offset by cash paid for loan originations of RMB2,159.8 million and purchase of short-term investments of RMB2,044.6 million.

Net cash used in investing activities in fiscal year 2017 was RMB541.6 million, primarily due to cash paid for loan originations of RMB1,999.6 million and purchase of short-term investments of RMB1,276.4 million, partially offset by proceeds from cash received from loan repayment of RMB1,937.8 million and maturity of short-term investments of RMB890.9 million.

Financing activities

Net cash provided by financing activities in the year ended March 31, 2019 was RMB414.9 million (US$61.8 million), primarily attributable to proceeds from the initial public offering of our ADSs.

Net cash provided by financing activities in fiscal year 2018 was RMB7.1 million, primarily due to proceeds from the deemed exercise of certain share options.

Net cash provided by financing activities in fiscal year 2017 was RMB195.0 million, primarily due to proceeds from issuance of convertible redeemable Series C-3 preferred shares, net of issuance costs.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as intangible assets. Our capital expenditures were RMB26.7 million in fiscal year 2017, RMB5.6 million in fiscal year 2018, and RMB20.0 million (US$2.9 million) in fiscal year 2019. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated variable interest entities and their subsidiaries in China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries and consolidated variable interest entities’ net assets was RMB4,621.6 million (US$688.6 million) as of March 31, 2019.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2019:

	Payment due by March 31,
	Total	2020	2021	2022	2023	2024 and thereafter
Operating lease obligations(1)	70,864	27,398	23,886	19,580	—	—
IT related expenses	4,712	4,712	—	—	—	—

Total	75,576	32,110	23,886	19,580	—	—

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering various facilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2019.

G.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	37	Co-founder, Chairman of the Board of Directors and Chief Executive Officer
Xuqiang Yue	37	Co-founder, Director and Chief Operating Officer
Yibo Wei	37	Co-founder and Director
Xianjie Zeng	39	Senior Vice President of Technology
Andrew Hong Teoh	42	Independent Director
Wendy Hayes	49	Independent Director
Helen Ting Wu	42	Chief Financial Officer

Mr. Qi Chen is our co-founder and has served as the chairman of our board of directors and our chief executive officer since June 2011. Mr. Chen is a pioneer of online fashion community in China. Prior to co-founding Mogujie, Mr. Chen worked at Taobao.com, a subsidiary of Alibaba, from 2004 to 2010, first as a user interface and user experience designer and later as a product manager. Mr. Chen received his bachelor’s degree in computer science from Zhejiang University.

Mr. Xuqiang Yue is our co-founder and has served as our director and chief operating officer since June 2011. Mr. Yue has extensive knowledge of internet companies and the technology industry. Prior to co-founding Mogujie, Mr. Yue worked at Taobao.com from February 2004 to March 2011, first as a programmer and later as a senior system architect. Mr. Yue received his bachelor’s degree in computer science from Hangzhou Dianzi University.

Mr. Yibo Wei is our co-founder and has served as our director since December 2011. Mr. Wei has significant experience in business operations of technology companies. Prior to co-founding Mogujie, Mr. Wei worked at ZTE Corporation, a leading global provider of telecommunications equipment and systems, for six years from 2004 to 2010. During his time at ZTE Corporation, Mr. Wei focused on providing pre-sale technology support to overseas customers in Southeast Asia, Europe and Africa. Mr. Wei received his bachelor’s degree in computer science from Zhejiang University.

Mr. Xianjie Zeng is our senior vice president of technology, joining us in March 2015. From June 2007 to October 2014, Mr. Zeng served as the head of technology department at Taobao (China) Software Co., Ltd. Prior to joining Taobao Software, Mr. Zeng co-founded Chongqing Kuaidian Technology Co., Ltd. and was responsible for product design and development from December 2004 to April 2007. Prior to that, Mr. Zeng was a software engineer at Xianfeng Shangtai Software (Shanghai) Co., Ltd. from September 2003 to November 2004, and a software engineer at Shanghai Shiyou Information System Co., Ltd, from April 2002 to August 2003. Mr. Zeng received his bachelor’s degree in computer science and engineering from Zhejiang University.

Mr. Andrew Hong Teoh started to serve as our director in December 2018. Mr. Teoh has spent nearly his entire career working with entrepreneurs in the technology area as an operator, investor and advisor focusing in Greater China. Mr. Teoh is the co-founding managing partner of Ameba Capital, an early stage technology fund focusing in China. Mr. Teoh also co-founded Ikaria Capital, a multi-family investment company focusing on late-stage and public technology company investments. Prior to founding both companies, Mr. Teoh was the vice president and head of corporate finance at Alibaba Group where he built and led the corporate development and corporate finance efforts of Alibaba Group. At Alibaba Group, Mr. Teoh also led its treasury efforts including cash planning, investment and risk management. Prior to joining Alibaba, Mr. Teoh was an investment banker at ABM AMRO and a management consultant at PricewaterhouseCoopers. Mr. Teoh received his bachelor’s degree in commerce from the University of New South Wales, Australia.

Ms. Wendy Hayes has been serving as our independent director since December 2018. Ms. Hayes currently serves as the senior advisor for Roborock and an independent director for TuanChe Limited, a public company listed in the United States. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at the Beijing office of Deloitte & Touche Tohmatsu CPA, Ltd. Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Ms. Helen Ting Wu has served as our chief financial officer since April 2018. Ms. Wu has extensive experience in leading major capital markets transactions and advising both sellers and buyers in M&A transactions. Prior to joining us, Ms. Wu was a managing director at the M&A division of CITIC CLSA from July 2017 to April 2018. Before that, Ms. Wu worked at Bank of America Merrill Lynch from June 2012 to May 2016, Citigroup Global Capital Markets Inc. from June 2010 to May 2012, UBS AG from July 2006 to May 2010, and ABN AMRO Bank from October 2004 to June 2006. Ms. Wu received her bachelor’s degree in international business management from Shanghai International Studies University and her master’s degree in finance with honors from the University of Melbourne.

B.	Compensation

For the year ended March 31, 2019, we paid an aggregate of RMB14.9 million (US$2.2 million) in cash compensation and granted 28,536,507 restricted share units to our executive officers, and we paid an aggregate of RMB0.4 million (US$0.1 million) in cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Amended and Restated Global Share Plan

In September 2011, our shareholders and board of directors adopted the Global Share Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The Plan was amended and restated in September 2016 to permit the grant of restricted share units and was further amended and restated in its entirety in November 2018 by our board of directors and shareholders. Such amended and restated version, which we refer to as the Amended and Restated Global Share Plan, or the Amended Plan, superseded all the prior versions of the Plan.

Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than 6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of May 31, 2019, options to purchase 88,826,844 ordinary shares and 79,721,579 restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the Amended Plan:

Types of Awards. The Amended Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the administration committee.

Plan Administration. Our board of directors or a committee designated by the board of directors will act as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the Amended Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the Amended Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Amended Plan. Unless terminated earlier, the Amended Plan has a term of ten years. Our board of directors has the authority to amend or terminate the Amended Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

The following table summarizes, as of May 31, 2019, the awards granted under the Amended Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xianjie Zeng	*	0.15 to 0.30	April 1, 2015 and April 1, 2018	March 31, 2025 and March 31, 2028
Andrew Hong Teoh	*	0.30	May 1, 2016	April 30, 2026
Helen Ting Wu	*	—	July 1, 2018	June 30, 2028
Total	33,847,507	0.15 to 0.30

Note:

*	Aggregate number of shares represented by all grants of options and restricted share units to the person accounted for less than 1% of our total outstanding ordinary shares as of May 31, 2019.

As of May 31, 2019, other employees and consultants as a group hold outstanding options to purchase 85,033,844 ordinary shares of our company, at a weighted average exercise price of US$0.1349 per share, and 49,667,072 restricted share units.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Wendy Hayes, Mr. Qi Chen and Mr. Andrew Hong Teoh. Ms. Wendy Hayes is the chairperson of our audit committee. We have determined that Ms. Wendy Hayes and Mr. Andrew Hong Teoh satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that each of Ms. Wendy Hayes and Mr. Andrew Hong Teoh qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Andrew Hong Teoh, Ms. Wendy Hayes and Mr. Xuqiang Yue. Mr. Andrew Hong Teoh is the chairman of our compensation committee. We have determined that Mr. Andrew Hong Teoh and Ms. Wendy Hayes satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Qi Chen, Mr. Andrew Hong Teoh and Ms. Wendy Hayes. Mr. Qi Chen is the chairman of our nominating and corporate governance committee. Mr. Andrew Hong Teoh and Ms. Wendy Hayes satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person could exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

D.	Employees

We had 1,311, 1,005 and 927 employees as of March 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2019:

Operations	Number of Employees
Technology	422
Content	150
Merchandising	134
Administration and management	90
Customer services	62
Sales and marketing	69

Total	927

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not experienced any significant labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2019 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,371,289,450 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of May 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen(1)	—	303,234,004	303,234,004	11.3%	79.3%
Xuqiang Yue(2)	79,914,375	—	79,914,375	3.0%	0.7%
Yibo Wei(3)	83,082,038	—	83,082,038	3.1%	0.7%
Xianjie Zeng(4)	*	—	*	*	*
Helen Ting Wu(5)	*	—	*	*	*
Andrew Hong Teoh(6)	*	—	*	*	*
Wendy Hayes(7)	—	—	—	—	—
All Directors and Executive Officers as a Group	173,921,790	303,234,004	477,155,794	17.8%	80.8%
Principal Shareholders:
Entities affiliated with Tencent(8)	460,038,316	—	460,038,316	17.2%	4.0%
Entities affiliated with Qi Chen(9)	—	303,234,004	303,234,004	11.3%	79.3%

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Entities affiliated with Hillhouse(10)	261,174,255	—	261,174,255	9.8%	2.3%
Trustbridge Partners IV, L.P.(11)	214,048,484	—	214,048,484	8.0%	1.9%
Bertelsmann Asia Investments AG(12)	208,387,100	—	208,387,100	7.8%	1.8%
Entities affiliated with Ping An(13)	161,960,075	—	161,960,075	6.1%	1.4%
Entities affiliated with Qiming(14)	159,674,632	—	159,674,632	6.0%	1.4%

Notes:

*	Less than 1% of our total outstanding ordinary shares and aggregate voting power on an as-converted basis.
**

Except as indicated otherwise below, the business address of our directors and executive officers is Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 30 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, and 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company. Elevenhalf MG International Limited is ultimately owned by SharkBay Trust and Elevenhalf MG Holding Limited is ultimately owned by SharkBay 2 Trust. Mr. Chen is the settlor of both SharkBay Trust and SharkBay 2 Trust, and Mr. Chen and others designated by Mr. Chen are their beneficiaries. Under the terms of these two trusts, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of each of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(2)

Represents 79,914,375 Class A ordinary shares held by Plus Performance MG Limited, a BVI company. Plus Performance MG Limited is ultimately held by Plus Performance Trust. Mr. Yue is the settlor of Plus Performance Trust, and Mr. Yue and his family members are its beneficiaries. Under the terms of this trust, Mr. Yue has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Plus Performance MG Limited in our company. The registered address of Plus Performance MG Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)

Represents 107,643,285 Class A ordinary shares held by Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust. Mr. Wei is the settlor of Exceed Intelligence Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of this trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in our company. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)	Represents the Class A ordinary shares Mr. Zeng has the right to acquire upon the vesting of the restricted share units and the exercise of share options within 60 days after May 31, 2019.
(5)	Represents the Class A ordinary shares Ms. Wu has the right to acquire upon the vesting of the restricted share units within 60 days after May 31, 2019.
(6)

Represents the Class A ordinary shares Mr. Teoh has the right to acquire upon exercise of share options within 60 days after May 31, 2019. The business address of Mr. Teoh is Room 403, Fu Fai Commercial Center, 27 Hillier Street, Sheung Wan, Hong Kong.

(7)	The business address of Ms. Hayes is 75 Woodranch Circle, Danville, CA 94506.
(8)

Represents (i) 444,886,602 Class A ordinary shares held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, and (ii) 15,151,714 Class A ordinary shares held by Tencent Growth Holdings Limited, a Hong Kong limited liability company. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of both Image Future Investment (HK) Limited and Tencent Growth Holdings Limited. The registered address of each of Image Future Investment (HK) Limited and Tencent Growth Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(9)

Represents (i) 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, and (ii) 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company. Elevenhalf MG International Limited is ultimately owned by SharkBay Trust and Elevenhalf MG Holding Limited is ultimately owned by SharkBay 2 Trust. Mr. Chen is the settlor of both SharkBay Trust and SharkBay 2 Trust, and Mr. Chen and others designated by Mr. Chen are their beneficiaries. Under the terms of these two trusts, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company.

(10)

Represents (i) 163,016,634 Class A ordinary shares held by Hillhouse MGJ Holdings Limited, a BVI business company, and (ii) 98,157,621 ordinary shares held by Hillhouse MLS Holdings Limited, a BVI business company. Each of Hillhouse MGJ Holdings Limited and Hillhouse MLS Holdings Limited is owned by Hillhouse Fund II, L.P., Gaoling Fund, L.P. and YHG Investment, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund II, L.P. and Gaoling Fund, L.P., and the sole general partner of YHG Investment, L.P. The registered address of each of Hillhouse MGJ Holdings Limited and Hillhouse MLS Holdings Limited is Citco B.V.I. Limited of Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

(11)

Represents 208,698,484 Class A ordinary shares held by Trustbridge Partners IV, L.P. a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong. The number of Class A ordinary shares beneficially owned by Trustbridge Partners IV, L.P. also includes 5,350,000 Class A ordinary shares, in the form of ADS.

(12)

Represents 208,387,100 Class A ordinary shares held by Bertelsmann Asia Investments AG, a Swiss stock corporation. Bertelsmann Asia Investments AG is indirectly wholly owned by Bertelsmann SE & Co. KGaA through intermediary holding companies. Mrs. Elizabeth Mohn of the Mohn family exercises sole voting power over Bertelsmann SE & Co. KGaA and thereby controls Bertelsmann Asia Investments AG. The business address of Bertelsmann Asia Investments AG is Dammstrasse 19, 6300 Zug, Switzerland.

(13)

Represents (i) 124,169,391 Class A ordinary shares held by Roc Peace Limited, a BVI business company, and (ii) 37,790,684 Class A ordinary shares held by Pingan eCommerce Limited Partnership, a Cayman Islands limited partnership. Both of Roc Peace Limited and Pingan eCommerce Limited Partnership are ultimately owned by Ping An Insurance (Group) Company of China Ltd., a company listed on the Hong Kong Stock Exchange. The business address of each of Roc Peace Limited and Pingan eCommerce Limited Partnership is 18/F PingAn Finance Tower, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, China.

(14)

Represents (i) 4,878,953 Class A ordinary shares held by Qiming Managing Directors Fund III, L.P., a Cayman Islands exempted limited partnership, and (ii) 154,795,679 Class A ordinary shares held by Qiming Venture Partners III, L.P., a Cayman Islands exempted limited partnership. The general partner of Qiming Venture Partners III, L.P. is Qiming GP III, L.P., whose general partner is Qiming Corporate GP III, Ltd., a Cayman Islands exempted company. Qiming Corporate GP III, Ltd. is also the general partner of Qiming Managing Directors Fund III, L.P. The voting and investment power of the shares held by Qiming Managing Directors Fund III, L.P. and Qiming Venture Partners III, L.P. in our company are exercised by the board of directors of Qiming Corporate GP III, Ltd., which consists of Messrs. Duane Kuang, Gary Rieschel, JP Gan and Nisa Leung. The registered address of each of Qiming Managing Directors Fund III, L.P. and Qiming Venture Partners III, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of May 31, 2019, 2,674,523,454 of our ordinary shares were issued and outstanding. To our knowledge, approximately 13.2% of our total outstanding ordinary shares were held by ten record holders in the United States, including approximately 4.5% held by The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders

For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.”

Shareholders Agreement

We entered into our eleventh amended and restated shareholders agreement on June 3, 2016, as amended on July 17, 2018, with our shareholders, which consist of holders of ordinary shares and preferred shares.

The shareholders agreement provides for certain shareholders’ rights, including right of participation, right of first refusal, co-sale rights and pre-emptive rights, and contains provisions governing the board of directors and other corporate governance matters.

The shareholders agreement also provides that for so long as Tencent and its affiliates hold no less than 50% of the shares in our company that they current hold, Tencent has a veto right on any proposed transfer or issuance of our securities to the competitors of Tencent, subject to certain exceptions for open market transactions and underwritten offerings.

Except for Tencent’s veto right described above and the registration rights described below, all other shareholders’ rights and the corporate governance provisions have automatically terminated upon the completion of our initial public offering. For the complete text of the shareholders agreement, please see the copy filed as an exhibit to this annual report.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) December 31, 2019 or (ii) six months following the closing of our initial public offering, holders of at least 10% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration statement by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least 25% of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration statement and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder, (iii) third, to holders of other securities of us.

Form F-3 Registration Rights. Our shareholders may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses (other than underwriting discounts and commissions and conversion fees) and expenses incurred by holders upon our or an underwriters’ request in connection with any demand, piggyback or Form F-3 registration.

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earlier of (i) December 10, 2023, and (ii) as to any shareholder when the shares subject to registration rights held by such shareholder can be sold without restriction in any 90-day period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.”

Business Cooperation Agreement and Transactions with Tencent

Business Cooperation Agreement. In July 2018, we entered into a Business Cooperation Agreement with Tencent, a provider of internet value-added services serving online community in China. Pursuant to the Business Cooperation Agreement, Tencent agreed to offer us traffic support through Tencent’s online platform. In addition, Tencent has agreed to license us the channels to promote and advertise our products and brands on an annual quota basis, through certain intellectual property resources selected by Tencent, including but not limited to Tencent’s online televisions shows. Under the agreement, we and Tencent have agreed to further explore and pursue additional opportunities for potential cooperation for the purpose of optimizing user experience. The Business Cooperation Agreement has a term of five years and is renewable upon mutual agreement. The Business Cooperation Agreement is governed by PRC law. For any dispute arising out of or relating to the agreement, the parties should first strive to resolve the dispute through amicable consultation. In case no settlement can be reached through consultation within three month since the occurrence of the dispute, either we or Tencent can bring the dispute to a local court in Shenzhen, China for resolution.

Transactions with Tencent. Tencent has been a principal shareholder of us since February 2016. In the years ended March 31, 2017, 2018 and 2019, we had amounts due to Tencent of RMB1.5 million, RMB17.8 million and RMB9.4 million (US$1.4 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent.

Transactions with JM Weshop (Cayman) Inc.

JM Weshop (Cayman) Inc., formerly known as JD Homexpress (Cayman) Inc., is a joint venture we established with JD.com, Inc. in early 2018, which operates a Weixin-based e-commerce platform. We had amounts due from JM Weshop (Cayman) Inc. of RMB20.9 million (US$3.0 million) as of September 30, 2018, representing technology services we provided to the joint venture during its early stage of formation. These amounts were repaid in October 2018. As of March 31, 2019, we had amounts due from JM Weshop (Cayman) Inc. of RMB1.6 million (US$0.2 million).

Transaction with a Co-founder

In June 2018, Mr. Qi Chen, one of our co-founders, exercised 87,990,491 stock options with exercise price of US$0.01 each through his wholly owned company. In connection with the exercise of the stock option, we extended to Mr. Chen a loan with principal amount of RMB6,840,000. The loan is unsecured and interest free, and was repaid in October 2018.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

D.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to, and we are not aware of any pending or threatened legal, arbitral or administrative proceedings or claims, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

E.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Significant Changes

The ADSs, each representing 25 Class A ordinary shares of ours, have been listed on the New York Stock Exchange since December 6, 2018. The ADSs trade under the symbol “MOGU.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing 25 Class A ordinary shares of ours, have been listed on the New York Stock Exchange since December 6, 2018 under the symbol “MOGU.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 30 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our chairman of the board or a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in any usual or common form or such other form approved by our board of directors and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of two-thirds of the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital gains in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital gains to any holder of our ordinary shares or ADSs, nor will capital gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that MOGU Inc. is not a PRC resident enterprise for PRC tax purposes. MOGU Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that MOGU Inc. meets all of the conditions above. MOGU Inc. is a company incorporated outside of the PRC. For the same reasons, we believe our other controlled entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that MOGU Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of MOGU Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that MOGU Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds the ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our stock (by vote or value);

•

persons required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account in determining the Company’s asset value. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2019 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We expect that the ADSs will be readily tradable on the New York Stock Exchange, which is an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph subject to applicable limitations described in (2) and (3) of the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable Treaty rate may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally the capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, our consolidated affiliated entities or any of the subsidiaries of our consolidated affiliated entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated affiliated entities or any of the subsidiaries of our consolidated affiliated entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds the ADSs were we to be or become a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (File No. 333-228317), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on Form F-6 (File No. 333-228527) to register the ADSs representing our Class A ordinary shares.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is March 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of March 31, 2019, we had Renminbi-denominated cash and cash equivalents of RMB432.5 million (US$64.4 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2019 would result in a decrease of US$5.9 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2019 would result in an increase of US$7.2 million in such cash and cash equivalents.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds we receive from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2017, 2018 and 2019 were increases of 0.9%, 2.1% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents 25 of our Class A ordinary shares (or a right to receive 25 Class A ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, NY 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, NY 10286.

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2019, we received reimbursement in the amount of approximately RMB6,267.5 (US$935.1) from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-228317 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 4,750,000 ADSs representing 118,750,000 Class A ordinary shares, at an initial offering price of US$14.00 per ADS. Our initial public offering closed in December 2018. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the F-1 Registration Statement to March 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.00 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from December 4, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to March 31, 2019, we have not yet used the proceeds received from our initial public offering. As of the date of this annual report, there have been no material changes in the use of proceeds as disclosed in the F-1 Registration Statement.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of March 31, 2019, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting/Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of March 31, 2018 and 2019 and for the years ended March 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses or control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended March 31, 2017, 2018 and 2019. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and establishing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. We also intend to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience to strengthen the financial reporting function and set up a financial and system control framework.

However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness in our internal control over financial reporting have not been remediated as of March 31, 2019. In addition, we cannot assure you that we will be able to continue implementing these measures in the future.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Ms. Wendy Hayes and Mr. Andrew Hong Teoh, each a member of our audit committee and an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule  10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.mogu-inc.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year Ended March 31,
	2018		2019
	(in thousands)
Audit fees(1)	RMB	2,082	RMB	12,533
Tax fees(2)	RMB	579	RMB	676
Other fees(3)	RMB	—	RMB	20

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and the quarterly reviews of our condensed consolidated financial information, including audit fees relating to our initial public offering in the fiscal year ended March 31, 2019.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.
(3)	“Other fees” means the aggregate fees billed for professional services rendered by our principal external auditors associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2019, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares in the form of ADSs with an aggregate value of up to US$15 million during the next twelve-month period. The share repurchase program was publicly announced on May 30, 2019.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of MOGU Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.3	Deposit Agreement, dated December 5, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-229419), filed with the SEC on January 30, 2019

2.4	Eleventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 3, 2016, as amended on July 17, 2018 (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.1	Amended and Restated Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.4	English translation of executed form of the amended and restated shareholder voting proxy agreement and powers of attorney among a VIE of the Registrant, its shareholders and a WFOE of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements and powers of attorney adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.5	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, dated July 18, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.6	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong, dated August 20, 2017 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.7	English translation of executed form of the loan agreement among a WFOE of the Registrant and the shareholders of a VIE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

Exhibit Number	Description of Document

4.8	English translation of executed form of the amended and restated exclusive consultation and service agreement between a WFOE of the Registrant and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.9	English translation of executed form of the amended and restated exclusive option agreement among the WFOE of the Registrant, a VIE of the Registrant and its shareholders, as currently in effect, and a schedule of all executed exclusive option agreement adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.10	English translation of executed form of the spousal consent letters granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.11	Series C-3 Preferred Share Subscription Agreement between the Registrant, Image Future Investment (HK) Limited and certain other parties thereto, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.12	English translation of Business Cooperation Agreement between the Registrant and Image Future Investment (HK) Limited, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.13	Subscription Agreement between the Registrant and Windcreek Limited, dated November 2, 2018, as amended on November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of CM Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

By:	/s/ Qi Chen
Name: Qi Chen
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: June 28, 2019

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MOGU Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended March 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

June 28, 2019

We have served as the Company’s auditor since 2012.

MOGU INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2018 and 2019

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2018	2019
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		1,224,393	1,276,710	190,236
Restricted cash		1,004	1,006	150
Short-term investments	7	130,000	212,000	31,589
Inventories, net		110	5,042	751
Loan receivables, net	8	104,247	120,901	18,015
Prepayments and other current assets	9	188,862	161,249	24,026
Amounts due from related parties	20	7,179	1,789	267

Total current assets		1,655,795	1,778,697	265,034

Non-current assets:
Property, equipment and software, net	12	16,511	11,975	1,784
Intangible assets, net	13	116,770	1,001,967	149,298
Goodwill	14	1,568,653	1,568,653	233,737
Investments	11	201,037	241,721	36,018
Other non-current assets		18,755	763	114

Total non-current assets		1,921,726	2,825,079	420,951

Total assets		3,577,521	4,603,776	685,985

LIABILITIES, MEZANNINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB439 and RMB725 as of March 31, 2018 and 2019, respectively. Note 1)		12,270	17,989	2,681
Salaries and welfare payable (including salaries and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB4,591 and RMB939 as of March 31, 2018 and 2019, respectively. Note 1)		20,654	22,112	3,295
Advances from customers (including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB26 and RMB28 as of March 31, 2018 and 2019, respectively. Note 1)		37	1,177	175
Taxes payable (including taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB1,613 and RMB1,367 as of March 31, 2018 and 2019, respectively. Note 1)		8,523	5,844	871
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB nil and 1,085 as of March 31, 2018 and 2019, respectively. Note 1)	20	20,103	9,393	1,400
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB520,355 and RMB325,473 as of March 31, 2018 and 2019, respectively. Note 1)	15	608,486	492,385	73,368

Total current liabilities		670,073	548,900	81,790

Non-current liabilities:
Deferred tax liabilities	16	25,233	2,485	370
Other non-current liabilities	15	—	4,722	704

Total non-current liabilities		25,233	7,207	1,074

Total liabilities		695,306	556,107	82,864

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of March 31, 2018 and 2019

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2018	2019
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 24)
MEZZANINE EQUITY
Convertible Redeemable class B ordinary shares (US$0.00001 par value, 90,491,694 shares authorized, issued and outstanding as of March 31, 2018; nil shares issued and outstanding as of March 31, 2019)	17	140,255	—	—
Convertible redeemable Series A preferred share (US$0.00001 par value, 825,308,112 shares authorized, issued and outstanding as of March 31, 2018; nil shares issued and outstanding as of March 31, 2019)	18	1,455,962	—	—
Convertible redeemable Series B preferred share (US$0.00001 par value, 484,741,676 shares authorized, issued and outstanding as of March 31, 2018; nil shares issued and outstanding as of March 31, 2019)	18	3,148,579	—	—
Convertible redeemable Series C preferred share (US$0.00001 par value, 426,001,147 shares authorized, 357,292,862 shares issued and outstanding as of March 31, 2018; nil shares issued and outstanding as of March 31, 2019)	18	2,640,076	—	—

Total mezzanine equity		7,384,872	—	—

SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2019; 335,534,850 and 2,371,289,450 shares issued and outstanding as of March 31, 2018 and 2019)	17	21	161	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2019; nil and 303,234,004 shares issued and outstanding as of March 31, 2018 and 2019)	17	—	16	2
Class C ordinary shares (US$0.00001 par value, 215,243,513 and nil shares issued and outstanding as of March 31, 2018 and March 31, 2019, respectively;	17	10	—	—
Additional paid-in capital		—	9,392,737	1,399,561
Statutory reserves		1,979	2,475	369
Accumulated other comprehensive (loss)/income		(3,650)	77,795	11,592
Accumulated deficit		(4,501,017)	(5,425,515)	(808,426)

Total MOGU Inc. shareholders’ (deficit)/equity		(4,502,657)	4,047,669	603,121

Total shareholders’ (deficit)/equity		(4,502,657)	4,047,669	603,121

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		3,577,521	4,603,776	685,985

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended March 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data)

		For the year ended March 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues		325,335	416,335	507,728	75,654
Marketing services revenues		740,273	476,608	395,747	58,968
Other revenues	5	44,269	80,264	170,803	25,450

Total revenues		1,109,877	973,207	1,074,278	160,072
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB28,614, RMB51,814 and RMB69,333 respectively, for 2017, 2018 and 2019)		(377,765)	(317,725)	(313,788)	(46,756)
Sales and marketing expenses		(692,742)	(747,928)	(743,732)	(110,820)
Research and development expenses		(418,496)	(289,274)	(236,446)	(35,232)
General and administrative expenses		(123,404)	(100,105)	(168,379)	(25,089)
Amortization of intangible assets	13	(440,772)	(384,555)	(194,874)	(29,037)
Impairment of goodwill and intangible assets		(110,610)	—	—	—
Other (expense)/income, net	6	(17,429)	18,961	8,761	1,305

Loss from operations		(1,071,341)	(847,419)	(574,180)	(85,557)
Interest income		24,514	33,464	33,700	5,021
Investment gain	11	—	158,627	—	—
Gain from investment disposal	11	—	—	31,236	4,654
Gains on deconsolidation of a subsidiary	10	—	13,592	—	—

Loss before income tax and share of results of equity investee		(1,046,827)	(641,736)	(509,244)	(75,882)
Income tax benefits	16	107,687	88,665	17,217	2,565
Share of results of equity investee		—	(4,982)	5,752	857

Net loss		(939,140)	(558,053)	(486,275)	(72,460)
Net (loss)/income attributable to non-controlling interests		(3)	116	—	—

Net loss attributable to MOGU Inc.		(939,137)	(558,169)	(486,275)	(72,460)
Accretion on convertible redeemable preferred shares to redemption value	18	(601,902)	(688,240)	(509,904)	(75,978)
Deemed dividends to preferred shareholders	18	—	—	(89,076)	(13,273)

Net loss attributable to MOGU Inc.’s ordinary shareholders		(1,541,039)	(1,246,409)	(1,085,255)	(161,711)

Net loss		(939,140)	(558,053)	(486,275)	(72,460)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	2(e)	96,010	(81,141)	55,440	8,261
Share of other comprehensive (loss)/income of equity method investee		—	(2,124)	938	140
Unrealized securities holding gains, net of tax		1,000	10,866	25,067	3,735

Total comprehensive loss		(842,130)	(630,452)	(404,830)	(60,324)
Total comprehensive (loss)/income attributable to non-controlling interests		(3)	116	—	—

Total comprehensive loss attributable to MOGU Inc.		(842,127)	(630,568)	(404,830)	(60,324)

Net loss attributable to MOGU Inc.’s ordinary shareholders		(1,541,039)	(1,246,409)	(1,085,255)	(161,711)

Net loss per share attributable to ordinary shareholders
Basic		(2.77)	(2.26)	(0.87)	(0.13)
Diluted		(2.77)	(2.26)	(0.87)	(0.13)
Weighted average number of shares used in computing net loss per share
Basic		555,729,818	550,793,455	1,247,998,533	1,247,998,533
Diluted		555,729,818	550,793,455	1,247,998,533	1,247,998,533
Share-based compensation expenses included in:
Cost of revenues		(5,342)	(4,619)	(13,916)	(2,074)
General and administrative expenses		(4,988)	(3,751)	(64,433)	(9,601)
Sales and marketing expenses		(2,607)	(2,450)	(9,558)	(1,424)
Research and development expenses		(7,801)	(6,016)	(15,161)	(2,259)

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the years ended March 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Class C ordinary shares ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total MOGU Inc. shareholders’	Non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	(loss)/income	(deficit)/equity	interests	(deficit)/equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at April 1, 2016	340,583,121	21	—	—	215,243,513	10	146,883	139	(1,896,245)	(28,261)	(1,777,453)		(1,777,453)

Net loss	—	—	—	—	—	—	—	—	(939,137)	—	(939,137)	(3)	(939,140)
Share-based compensation	—	—	—	—	—	—	20,738	—	—	—	20,738	—	20,738
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(167,621)	—	(434,281)	—	(601,902)	—	(601,902)
Cancellation of ordinary shares	(5,048,271)	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	96,010	96,010	—	96,010
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	1,000	1,000	—	1,000
Appropriations to statutory reserves	—	—	—	—	—	—	—	773	(773)	—	—	—	—

Balances at March 31, 2017	335,534,850	21	—	—	215,243,513	10	—	912	(3,270,436)	68,749	(3,200,744)	(3)	(3,200,747)

Net loss	—	—	—	—	—	—	—	—	(558,169)	—	(558,169)	116	(558,053)
Share-based compensation	—	—	—	—	—	—	16,836	—	—	—	16,836	—	16,836
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(16,895)	—	(671,345)	—	(688,240)	—	(688,240)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(81,141)	(81,141)	—	(81,141)
Share of other comprehensive loss of equity method investee	—	—	—	—	—	—	—	—	—	(2,124)	(2,124)	—	(2,124)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	10,866	10,866	—	10,866
Appropriations to statutory reserves	—	—	—	—	—	—	—	1,067	(1,067)	—	—	—	—
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(113)	(113)
Others	—	—	—	—	—	—	59	—	—	—	59	—	59

Balances at March 31, 2018	335,534,850	21	—	—	215,243,513	10	—	1,979	(4,501,017)	(3,650)	(4,502,657)	—	(4,502,657)

Net loss	—	—	—	—	—	—	—	—	(486,275)	—	(486,275)	—	(486,275)
Share-based compensation	—	—	—	—	—	—	103,068	—	—	—	103,068	—	103,068
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(161,253)	—	(348,651)	—	(509,904)	—	(509,904)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	55,440	55,440	—	55,440
Share of other comprehensive income of equity method investee	—	—	—	—	—	—	—	—	—	938	938	—	938
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	25,067	25,067	—	25,067
Appropriations to statutory reserves	—	—	—	—	—	—	—	496	(496)	—	—	—	—
Conversion and redesignation of mezzanine equity	1,914,881,850	132	—	—	—	—	8,964,396	—	—	—	8,964,528	—	8,964,528
Issuance of ordinary shares, net of issuance cost	120,872,750	8	—	—	—	—	389,356	—	—	—	389,364	—	389,364
Deemed dividend to holders of mezzanine equity	—	—	—	—	—	—	89,076	—	(89,076)	—	—	—	—
Issuance of ordinary shares pursuant to share incentive plan	—	—	—	—	87,990,491	6	5,527	—	—	—	5,533	—	5,533
Redesignation of Class C ordinary shares	—	—	303,234,004	16	(303,234,004)	(16)	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	2,567	—	—	—	2,567	—	2,567

Balances at March 31, 2019	2,371,289,450	161	303,234,004	16	—	—	9,392,737	2,475	(5,425,515)	77,795	4,047,669	—	4,047,669

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2017, 2018 and 2019

(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(939,140)	(558,053)	(486,275)	(72,460)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	536,448	446,398	206,385	30,752
Allowance for doubtful accounts	109	1,024	3,411	508
Losses/(Gains) on disposal of property and equipment	1,905	(11,045)	(772)	(115)
Impairment of goodwill and intangible assets	110,610	—	—	—
Share-based compensation expenses	20,738	16,836	103,068	15,358
Deferred income tax benefit	(109,039)	(91,319)	(23,268)	(3,467)
Gains on deconsolidation of a subsidiary	—	(13,592)	—	—
Investment gain	—	(158,627)	(31,236)	(4,654)
Share of result of equity investee	—	4,982	(5,752)	(857)
Changes in operating assets and liabilities:
Prepayments and other current assets	(418,322)	457,974	28,573	4,258
Loan receivables - service fee	(1,052)	(978)	(862)	(128)
Inventories	(2,773)	3,988	(4,931)	(735)
Amounts due from related parties	(420)	(6,759)	5,994	893
Other non-current assets	3,979	(234)	18,755	2,795
Accounts payable	(4,128)	5,885	5,718	852
Salary and welfare payable	11,874	(15,764)	1,459	217
Taxes payable	131	4,179	(2,679)	(399)
Advances from customers	(308)	(199)	1,140	170
Amounts due to related parties	1,467	16,446	(9,710)	(1,447)
Accruals and other current liabilities	(44,576)	(416,004)	(134,826)	(20,088)

Net cash used in operating activities	(832,497)	(314,862)	(325,808)	(48,547)

Cash flows from investing activities:
Purchase of property, equipment and software	(23,660)	(5,169)	(8,648)	(1,289)
Purchase of intangible assets	(2,965)	(420)	(11,138)	(1,660)
Disposal of property and equipment	1,590	37,339	2,652	395
Dispose of Long-term investment	—	—	35,501	5,290
Purchase of short term investments	(1,276,434)	(2,044,621)	(1,055,000)	(157,200)
Maturity of short term investments	890,851	2,315,204	973,000	144,982
Cash paid for loan originations	(1,999,600)	(2,159,785)	(1,895,669)	(282,463)
Cash received from loan repayments	1,937,806	2,204,651	1,876,466	279,602
Cash paid for acquisition of subsidiaries	(69,225)	—	—	—
Net cash outflow arising from deconsolidation of a subsidiary (Note 10)	—	(6,738)	—	—

Net cash (used in)/provided by investing activities	(541,637)	340,461	(82,836)	(12,343)

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable Series C-3 preferred shares, net of issuance costs	192,142	—	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	389,356	58,016
Proceeds from deemed exercise of share options	2,822	7,136	21,587	3,217
Cash paid for loan to shareholder	—	—	(1,307)	(195)
Cash received for loan repayments due from a shareholder	—	—	6,236	929
Cash paid for borrowing from shareholder	—	—	(1,000)	(149)

Net cash provided by financing activities	194,964	7,136	414,872	61,818

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	96,010	(78,833)	46,091	6,868

Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,083,160)	(46,098)	52,319	7,796
Cash and cash equivalents and restricted cash at beginning of year	2,354,655	1,271,495	1,225,397	182,590

Cash and cash equivalents and restricted cash at end of year	1,271,495	1,225,397	1,277,716	190,386

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(2,225)	(1,781)	(2,519)	(375)
Supplemental disclosures of non-cash flow investing and financing activities:
Accretion on convertible redeemable preferred shares to redemption value	601,902	688,240	509,904	75,978
Payable for deconsolidation of a subsidiary	—	1,190	—	—
Deemed dividend to holders of mezzanine equity	—	—	89,076	13,273

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1 ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principle activities

MOGU Inc. (formerly known as Meili Inc.) (the “Company”) was incorporated as an exempted company registered under the Companies Law of the Cayman Islands on June 9, 2011 with limited liability.

In June 2011, Meili Group Limited, formerly known as MOGU (HK) Limited, was established by the Company in Hong Kong. In November 2011, Meili Group Limited established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd. (“Hangzhou Shiqu”). In the same month, the Company obtained control over Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”) through Hangzhou Shiqu by entering into a series of contractual agreements with Hangzhou Juangua and its shareholders. The Company obtained effective control of Aimei Tech Holdings Limited (“Aimei”) and Meiliworks Limited (“Meiliworks”) through a series of transactions in January and February 2016, respectively.

The Company, through its subsidiaries, consolidated variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively, the “Group”), operates online platform that primarily offers to its users a wide selection of fashion apparel and other products provided by third party merchants in the People’s Republic of China (“PRC”) through mobile apps, including flagship Mogujie app, mini-programs on Weixin, Weixin pay and QQ Wallet entryways, and Mogujie.com and Meilishuo.com websites. The Group also provides online marketing, commission, financing and other relevant services to merchants and users.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIE’s subsidiaries.

As of March 31, 2019, the Company’s major subsidiaries, consolidated VIEs and VIE’s subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries:
Meili Group Limited	100%	Hong Kong, China June 23, 2011
Hangzhou Shiqu	100%	Hangzhou, China November 16, 2011
Meilishuo (Beijing) Network Technology Co., Ltd.	100%	Beijing, China November 23, 2010

		Place and date of incorporation
Consolidated VIEs:
Hangzhou Juangua		Hangzhou, China April 13, 2010
Beijing Meilishikong Network and Technology Co., Ltd. (Note 3(a))		Beijing, China July 6, 2010

(b)	Consolidated variable interest entities

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services under value-added telecommunications services and certain other businesses in China, the Group operates online platforms that provide internet information services and engages in other foreign-ownership-restricted businesses through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual agreements with these PRC domestic companies and their respective Nominee Shareholders (“Contractual Agreements”). These Contractual Agreements cannot be terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Group maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies and is obligated to absorb expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The principal terms of the agreements entered into amongst the consolidated VIEs, their respective shareholders and the Group’s subsidiaries are further described below.

Loan Agreements

Pursuant to the relevant loan agreements, the Group relevant PRC subsidiaries made loans to the Nominee Shareholders for the sole purpose of making capital contributions to the consolidated VIEs. The Nominee Shareholders can only repay the loans by the sale of all their equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries or their designated person pursuant to the exclusive option agreements, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to the Group’s relevant PRC subsidiaries. In the event that the Nominee Shareholders sells their equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries or their designated person at a price equal to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loans, the excess amount will be deemed as interest on the loans paid to the Group’s relevant PRC subsidiaries. The term of the loans agreements are 20 years from the date of the loan agreements, which may be extended upon mutual agreement.

On July 18, 2018, Hangzhou Shiqu and each of Mr. Qi Chen, Mr. Yibo Wei and Mr. Xuqiang Yue, each a shareholder of Hangzhou Juangua, entered into an amended and restated loan agreement in the principal amount of RMB5,867, RMB2,362 and RMB1,771, respectively, which contained terms substantially similar to the loan agreements described above.

Exclusive Consultation and Service Agreements

Pursuant to the exclusive consultation and service agreements, the Group’s relevant PRC subsidiaries has the exclusive right to provide the consolidated VIEs with technical and consulting services. Without the Group’s relevant PRC subsidiaries’ prior written consent, the consolidated VIEs may not accept any services subject to these agreements from any third party. The consolidated VIEs agree to pay the Group’s relevant PRC subsidiaries a quarterly service fee at an amount that is equal to the consolidated VIEs’ revenue for the relevant quarter after deducting any applicable taxes, cost of revenues and retained earnings (which should be zero unless the Group’s relevant PRC subsidiaries otherwise agrees in writing) or an amount adjusted at the Group’s relevant PRC subsidiaries’ sole discretion for the relevant quarter, which should be paid within 10 business days after the consolidated VIEs confirms in writing the amount and breakdown of the service fee for the relevant quarter. The Group’s relevant PRC subsidiaries have the exclusive ownership of all the intellectual property rights created as a result of the performance of the agreements. To guarantee the consolidated VIEs’ performance of their obligations under the agreements, the Nominee Shareholders of the consolidated VIEs have pledged their entire equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries pursuant to the equity interest pledge agreements. The agreements have a term of 10 years, which will be automatically renewed upon expiration, unless they are otherwise terminated in accordance with the provisions of the agreements.

Exclusive Purchase Option Agreements

Pursuant to the exclusive option agreements, each of the Nominee Shareholders of the consolidated VIEs has irrevocably granted the Group’s relevant PRC subsidiaries exclusive option to purchase all or part of their equity interests in the consolidated VIEs. The Group’s relevant PRC subsidiaries or their designated person may exercise such option at the lowest price permitted under applicable PRC law. The Nominee Shareholders of the consolidated VIEs covenant that, without the Group’s relevant PRC subsidiaries’ prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the consolidated VIEs; (ii) transfer or otherwise dispose of their equity interests in the consolidated VIEs; (iii) change the consolidated VIEs’ registered capital; (iv) amend the consolidated VIEs’ articles of association in any material respect; (v) dispose of or cause the consolidated VIEs’ management to dispose of the consolidated VIEs’ material assets (except in the ordinary course of business); (vi) cause the consolidated VIEs to enter into transactions that are likely to have a material impact on its assets, liabilities, operations, shareholding structure or equity ownership in other entities; (vii) change the consolidated VIEs’ directors and supervisors; (viii) declare or distribute dividends; (ix) terminate, liquidate or dissolve the consolidated VIEs; or (x) allow the consolidated VIEs to extend or borrow loans, provide any form of guarantee, or assume any material obligations except in the ordinary course of business. In addition, the consolidated VIEs covenant that, without the Group’s relevant PRC subsidiaries’ prior written consents, they will not, among other things, create or assist or allow their Nominee Shareholders to create, any pledge or encumbrance on their assets and equity interests, or transfer or otherwise dispose of their assets (except in the ordinary course of business). The exclusive option agreements will remain effective until the entire equity interests in the consolidated VIEs have been transferred to the Group’s relevant PRC subsidiaries or their designated person.

Shareholder Voting Proxy Agreements and Powers of Attorney

Pursuant to the shareholder voting proxy agreements, each of the Nominee Shareholders of the consolidated VIEs has executed a power of attorney, to irrevocably authorize an individual, as designated by the Group’s relevant PRC subsidiaries, to act as his attorney-in-fact to exercise all of his rights as a shareholder of the consolidated VIEs, including, but not limited to the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The powers of attorney will remain effective until the shareholder voting proxy agreements are terminated in accordance with the provisions of the agreements.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, the Nominee Shareholders of the consolidated VIEs have pledged 100% equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries to guarantee performance by the Nominee Shareholders of their obligations under the exclusive option agreements, the shareholder voting proxy agreement, as well as the performance by the consolidated VIEs of their obligations under the exclusive option agreements and the exclusive consultation and service agreements. All of the equity interest pledge agreements shall remain valid until the full performance of such guaranteed contractual obligations. In the event of a breach by the consolidated VIEs or any of their Nominee Shareholders of contractual obligations under the exclusive option agreements, the shareholder voting proxy agreements, the exclusive consultation and service agreements and the equity interest pledge agreements, as the case may be, the Group’s relevant PRC subsidiaries, as pledgee, will have the right to dispose of the pledged equity interests in the consolidated VIEs and will have priority in receiving the proceeds from such disposal. The Nominee Shareholders of the consolidated VIEs also covenant that, without the prior written consent of the Group’s relevant PRC subsidiaries, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The consolidated VIEs covenant that, without the prior written consent of the Group’s relevant PRC subsidiaries, it will not assist or allow any encumbrance to be created on the pledged equity interests.

(c)	Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of March 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	394,734	191,145
Restricted cash	1,004	1,006
Short-term investments	50,000	70,000
Inventories, net	110	70
Loan receivables, net	104,247	120,901
Prepayments and other current assets	103,780	84,414
Amounts due from non-VIE subsidiaries of the Company	497,119	303,329
Amounts due from related parties	—	397
Property, equipment and software, net	3,759	2,028
Intangible assets, net	3,344	2,986
Goodwill	928	928
Investments	15,847	14,259

Total assets	1,174,872	791,463

	As of March 31,
	2018	2019
	RMB	RMB
Amounts due to non-VIE subsidiaries of the Company	1,386,202	1,161,070
Accounts payable	439	725
Salaries and welfare payable	4,591	939
Advances from customers	26	28
Taxes payable	1,613	1,367
Amounts due to related parties	—	1,085
Accruals and other current liabilities	520,355	325,473

Total liabilities	1,913,226	1,490,687

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Total revenues	978,215	407,851	150,228
Cost of revenues	(129,268)	(112,692)	(87,562)
Net (loss)/profit	(232,088)	(25,729)	5,565

The Group migrated the operations of some of the Group’s businesses from the Group’s consolidated VIEs to the Group’s wholly-owned subsidiaries in the PRC in order to minimize any risks associated with the Group’s VIE corporate structure. For this reason, the revenue contribution of the Group’s consolidated VIEs decreased significantly between the year ended March 31, 2018 and 2019. The Group plans to continue to implement this strategy to the extent permitted by PRC law and anticipates the decreasing trend in the revenue contribution of the Group’s consolidated VIEs to be indicative of future operating results.

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash used in by operating activities	(36,347)	(9,099)	(165,708)
Net cash (used in)/provided by investing activities	(178,288)	94,389	(39,369)
Net cash provided by financing activities	9,000	—	1,490
Net (decrease)/increase in cash and cash equivalents and restricted cash	(205,635)	85,290	(203,587)

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can direct assets transferred out of the consolidated VIEs and VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Group believes that the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements.

In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. As the 2019 PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility can’t be ruled out that the VIE structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the Group’s VIE structures would be treated as a method of foreign investment. If the Group’s VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of the Group’s businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, the Group would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect the Group’s current corporate structure, corporate governance, business, financial conditions and results of operations.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiaries, through Contractual Agreements, has the power to direct activities, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

(c)	Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Operations and Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations and Comprehensive Loss.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the Consolidated Statements of Operations and Comprehensive Loss.

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary or consolidated VIE, the Company deconsolidates the subsidiary or consolidated VIE from the date control is lost. Any retained non-controlling investment in the former subsidiary or consolidated VIE is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary or consolidated VIE.

For the Company’s majority-owned subsidiaries, consolidated VIEs and VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Operations and Comprehensive Loss to distinguish the interests from that of the Company.

(d)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, refund of commission due to sales return, volume refund of commission, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combinations and available-for-sale investments, assessment for impairment of long-lived assets, intangible assets and goodwill and useful lives of intangible assets. Actual results may differ materially from those estimates.

(e)	Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, China (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Other (expense)/income, net in the Consolidated Statements of Operations and Comprehensive Loss. Total exchange gains/(losses) were a loss of RMB7,892, a gain of RMB8,805 and a loss of RMB7,068 for the years ended March 31, 2017, 2018 and 2019, respectively.

The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a gain of RMB96,010, a loss of RMB81,141 and a gain of RMB55,440 for the years ended March 31, 2017, 2018 and 2019, respectively.

(f)	Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.7112, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 29, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2019, or at any other rate.

(g)	Fair value measurement

Financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities measured at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company’s financial instruments include cash and cash equivalents, short-term investments, loan receivables, prepayments and other current assets, amounts due from related parties, accounts payable, amounts due to related parties and accruals and other current liabilities. The carrying amounts of loan receivables, prepayments and other current assets, accounts payable and accruals and other current liabilities approximate their fair value due to their relatively short maturity.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held by financial institutions as well as highly liquid investments, which have original maturities of three months or less and are readily convertible to known amount of cash.

(i)	Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the Consolidated Balance Sheets. The Group’s restricted cash mainly represents deposits held in designated bank accounts as security for payment processing. The restricted cash with the collection period within one year are classified as current assets in the Consolidated Balance Sheets. Restricted cash is included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the Consolidated Statement of Cash Flows.

(j)	Short-term investments

Short-term investments are comprised of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, primarily with the pre-agreed fixed interest rate and with original maturities within one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the Consolidation Statement of Operations and Comprehensive Loss.

(k)	Loan receivables, net

Loan receivables represent the funds extended by the Group to qualified merchants and users through its factoring arrangements. The loan periods generally range from 1 month to 12 months. The loan receivables are measured at amortized cost and net of allowance for doubtful accounts.

The Group considers many factors in assessing the collectability of its loan receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the borrowers, to determine the allowance percentage of the overdue balances. The Group adjusts the allowance balance periodically when there are significant differences between estimated and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined probable.

If the loan receivable with allowance for doubtful accounts is subsequently collected, the previously recognized allowance for doubtful accounts is reversed. The amount of reversal is recognized in the Consolidated Statements of Operations and Comprehensive Loss.

(l)	Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs of RMB2,040, RMB2,202 and nil are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2017, 2018 and 2019, respectively.

(m)	Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Electronic equipment	3 years
Furniture and office equipment	5 years
Computer software	3-10 years
Vehicles	5 years
Leasehold improvements	Shorter of the expected use life or the lease term

Repairs and maintenance costs are charged to expenses as incurred. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss.

(n)	Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost. The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Domain name	5-20 years
Trademarks	10 years
Insurance agency license	20 years
Buyer and customer relationship	2 years
Brand	2-8 years
Technology	2-3 years
Strategic business resources	3-5 years

(o)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(p)	Investments

The Group’s investments include equity method investment and available-for-sale investments.

The Group has investments in privately held companies. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee are recorded in share of results of equity investee in the Consolidated Statements of Operations and Comprehensive Loss and its share at post-acquisition movements in accumulated other comprehensive income in relation to foreign currency translation adjustment is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

For other equity investments with no readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used. Under the cost method, investments are carried at cost and are adjusted only for other than-temporary declines in fair value, certain distributions, and additional investments.

Investments in debt securities, and investments in equity securities that have readily determinable fair value, are accounted for as available-for-sale securities, and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

Currently, the maturities for debt securities the Group held are longer than 12 months and the Company does not expect to convert securities to cash within one year.

The Group continually reviews its investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment is written down to fair value.

(q)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(r)	Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

To achieve that core principle, the Group applies five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of value-added-tax.

Revenue recognition policies for each type of revenue stream are analyzed as follows:

Commission revenues

The Group operates its online platform as a marketplace for merchants to sell their merchandise to the users and also provides integrated platform-wide services. When the transactions are completed on the Group’s platform, the Group charges merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. The Group identifies that the services to enable the successful transaction of the merchandise on the Group’s marketplace and the integrated services to promote the merchandise are separate performance obligations. The Group applies the practical expedient that allocates the commission revenues for the integrated services to the respective day on which the Group has the right to invoice. The Group does not control the underlying merchandise provided by merchants before they are transferred to users, as the Group is not responsible for fulfilling the promise to provide the merchandise to users and has no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, the Group has no discretion in establishing prices of the merchandise provided by merchants. Revenues are recognized on a net basis to the extent of the commission the Group earns at the point of users’ acceptance of merchandise.

Commission fees are refundable if and when users return the merchandise to merchants and the refund is recognized as variable consideration. The Group determines the amount of consideration to which the Group expects to be entitled subject to constraint that it is probable that a significant reversal in the cumulative amount of revenue recognized will not occur when the uncertainty is resolved. The Group recognizes the amounts received for which the Group does not expect to be entitled as a refund liability when it transfers service to merchants. At the end of each reporting period, the Group updates its assessment of amounts for which it expects to be entitled in exchange for the transferred services and makes a corresponding change to the amount of commission revenue recognized.

The Group also offers volume refund to the merchants based on the accumulative sales amount they generate in the Group’s marketplace during a certain period. Within a certain period, should the total sales amount generated by a merchant reaches a pre-agreed threshold, the merchant is entitled to a certain percentage of the commission paid to the Group as a refund. The Group identifies the volume refund as a performance obligation and recognizes it at its standalone selling price as contract liabilities. The amount of contract liabilities involves an estimation of the merchant’s sales amount during a certain period and the related percentage to calculate the volume refund. Such estimation is reassessed and adjusted at the end of each reporting period.

Marketing services revenues

The Group provides marketing services to merchants and brand partners that help them promote their products in designated areas on the Group’s platform directly or via social network platforms over particular periods of time that will then divert users back to the Group’s platform. Such service revenues are charged at fixed prices or at prices established through the Group’s online auction system. In general, merchants and brand partners need to prepay for the marketing services. Revenue is recognized ratably over the period during which the content is displayed, or when the content or offerings are clicked or viewed, or when an underlying sales transaction is completed by a merchant.

Other revenues

Other revenues are mainly comprised of the revenues from financing solutions, online direct sales and other services.

Financing solutions include loans to users and merchants through factoring arrangements. The Group extends loans to users by purchasing merchants’ receivables from respective users without recourse and charges a service fee to users based on the principal and repayment terms. The Group also extends loans to merchants by purchasing their accounts receivables from users with recourse and charges a service fee to merchants based on the principal. The Group records loan receivables when the cash is advanced to the users or merchants. The service fees are recognized over the term of loans.

Financing solutions also include the services to facilitate the financial institutions to provide loans to merchants and users through the Group’s online platform and services to manage repayments. The service fees are charged to the borrowers based on agreed rates of the principal and are allocated between facilitation service and repayment management service in the same transaction based on the relative standalone selling price of each. Revenue is recognized when the fund is drawn down by the borrowers for the facilitation service or over the financing period on a straight-line basis for the repayment management service.

The Group also sells certain merchandise products through online direct sales. The Group recognizes the product revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. The Group recognizes online direct sales revenue net of discounts and return allowance when the merchandise products are delivered and control passes to users. Return allowances, which reduce net revenues, are estimated based on historical experiences.

Other services primarily comprise (i) technology development, support and consulting services to related parties and third parties, (ii) service fees received from insurance companies, and (iii) logistic services to merchants. Revenue is recognized when the services are rendered.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was nil as the Group has settled all volume refund to the merchants as of March 31, 2019.

(s)	User incentives

In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2017, 2018 and 2019, the Group recorded marketing expenses related to the vouchers of RMB101,919, RMB249,993 and RMB104,311, respectively.

(t)	Cost of revenue

Cost of revenue comprises primarily of payroll costs including share-based compensation expenses, information technology related expenses, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

(u)	Sales and marketing expenses

Sales and marketing expenses comprise primarily of promotion expenses, payroll costs including share-based compensation expenses, depreciation expenses and other daily expenses which are related to the sales and marketing departments.

(v)	Research and development expenses

Research and development expenses are expensed as incurred and primarily consist of staff costs including share-based compensation expenses, rental expenses and other expenses. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software, mobile application and website content.

(w)	General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(x)	Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received. Total government grants received were RMB9,236, RMB2,646 and RMB13,430 for the years ended March 31, 2017, 2018 and 2019, respectively.

(y)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. The Group leases office space under operating lease agreements with initial lease term up to three years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

The Group has no capital leases during the periods presented.

(z)	Share-based compensation

The Company grants restricted share units (“RSUs”) and share options of the Company to eligible employees, non-employee consultants and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using the straight-line method, net of actual forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Non-employees’ share-based awards are measured at fair value at the earlier of the commitment date or the date the services are completed. Awards granted to non-employees are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and awards are vested. Changes in fair value between the reporting dates are recognized using the straight-line method.

Before IPO, the fair value of the RSUs was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. After IPO, the fair value of the RSUs is determined based on the quoted market price of ordinary shares on the grant date.

In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value of share options is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumptions.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

In accordance with ASU 2016-09, the Group makes an entity-wide accounting policy election to account for forfeitures when they occur.

According to ASC 718, a change in any of the terms or conditions of RSUs or share options shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified RSUs or share options over the fair value of the original RSUs or share options immediately before their terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested RSUs or share options, the Group would recognize incremental compensation cost in the period the modification occurs and for unvested RSUs or share options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards on the modification date.

(aa)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB144,059, RMB101,615 and RMB76,252 for the years ended March 31, 2017, 2018 and 2019, respectively.

(bb)	Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Deferred income taxes are classified as non-current in the Consolidated Balance Sheets.

Uncertain tax positions

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

(cc)	Statutory reserves

In accordance with China’s Company Laws, the Company’s consolidated VIEs and VIEs’ subsidiaries in PRC must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

The Group has made RMB773, RMB1,067 and RMB496 appropriations to statutory surplus fund and other reserve funds for Hangzhou Juandou and Shanghai Shiqu for the years ended March 31, 2017, 2018 and 2019, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were in accumulated loss position.

(dd)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group recognizes foreign currency translation adjustments as other comprehensive income/(loss) in the Consolidated Statements of Operations and Comprehensive Loss. As such adjustments relate to subsidiaries for which the functional currency is not RMB and which do not incur income tax obligations, there are no tax adjustments to arrive at other comprehensive income/(loss) on a net of tax basis.

(ee)	Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two class method. Using the two class method, net income is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ff)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer. The Group’s CODM only reviews consolidated results including revenue and operating loss at a consolidated level only. This resulted in only one operating and reportable segment in the Group.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(gg)	Recent accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require all equity investments to be measured at fair value with changes in the fair value recognized through non-operating income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this accounting standard update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this accounting standard update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group elected to adopt this new guidance as non-public entity in the year ended March 31, 2020 and interim periods in the year ended March 31, 2021. The Group does not believe the adoption of the standard will have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this Update is permitted for all entities. The Group elected to adopt this new guidance for the years ended March 31, 2021 and interim periods in the year ended March 31, 2021. The Group is currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements, and expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public business entities that are U.S. SEC filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group elected to adopt this new guidance for the year ended March 31, 2022 and interim periods in the year ended March 31, 2022. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Group is required to recognize an allowance based on its estimate of expected credit loss. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Group elected to adopt this new guidance as non-public entity for the year ended March 31, 2020 and interim periods in the year ended March 31, 2020. The standard should be applied to each period presented using a retrospective transition method. The Group does not believe the adoption of the standard will have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350). Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. A public business entity that is a U.S. SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit entities, which are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group elected to adopt this new guidance for the year ended March 31, 2022 and interim periods in the year ended March 31, 2022. The Group does not believe the adoption of the standard will have a significant impact on its consolidated financial statements.

3 INITIAL PUBLIC OFFERING

In December 2018, the Company consummated its initial public offering (“IPO”) on the New York Stock Exchange by issuing 4,834,910 American Depositary Shares (“ADS”) at the price of US$14.00 per ADS. Each ADS represents 25 Class A ordinary shares. Net proceeds raised by the Company amounted to approximately RMB389,356(US$58,016) after deducting underwriting discounts and commissions and other offering expenses.

Immediately prior to the completion of the IPO, all classes of preferred shares of the Company were converted to Class A ordinary shares on a one-for-one basis. All the convertible redeemable Class B ordinary shares of the Company then booked in mezzanine equity were re-designated as Class A ordinary shares on a one-for-one basis. All the Class C ordinary shares of the Company were re-designated as Class B ordinary shares on a one-for-one basis.

Upon the completion of the IPO, holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes. Each Class B ordinary share is convertible into one Class A ordinary share at holder’s discretion while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder to any non-affiliate to such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

4 RISKS AND CONCENTRATION

(a)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and loan receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2018 and 2019, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances.

(b)	Concentration of customers and suppliers

There were no customers or suppliers whose revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended March 31, 2017, 2018 and 2019.

(c)	Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2017, 2018 and 2019, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 8.9% between March 31, 2017 and 2018. The depreciation of the RMB against the US$ was approximately 7.1% between March 31, 2018 and 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

5 OTHER REVENUES

Other revenues by type of service is as follows:

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Online direct sales	3,746	16,948	62,114
Financing solutions	14,723	23,293	49,076
Technology services	1,499	18,645	38,963
Others	24,301	21,378	20,650

Total	44,269	80,264	170,803

6 OTHER (EXPENSES)/INCOME, NET

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Government grants	9,236	2,646	13,430
(Losses)/Gains on disposal of property and equipment	(1,922)	11,043	772
Exchange (losses)/gain	(7,892)	8,805	(7,068)
Compensation cost on rental contracts termination	(15,448)	—	—
Others	(1,403)	(3,533)	1,627

Total	(17,429)	18,961	8,761

7 FAIR VALUE MEASUREMENT

As of March 31, 2018 and 2019, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	130,000	—	130,000	—
Available-for-sale investments	50,636	—	—	50,636

Total assets	180,636	—	130,000	50,636

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	212,000	—	212,000	—
Available-for-sale investments	72,459	—	—	72,459

Total assets	284,459	—	212,000	72,459

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its Consolidated Balance Sheets at fair value on a recurring basis.

Short-term investments

The Group values its short-term investments held in certain banks or financial institutions using model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Investments

The roll forward of major Level 3 investments are as following:

	Kuailaimai	iSNOB	Huzan	Total
	RMB	RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2016	9,935	—	—	9,935
The change in fair value of the investment	1,000	—	—	1,000
Fair value of Level 3 investments as at March 31, 2017	10,935	—	—	10,935
Addition	—	18,000	10,000	28,000
Effect of currency translation adjustment	—	(1,129)	—	(1,129)
The change in fair value of the investment	4,912	3,897	4,021	12,830

Fair value of Level 3 investments as at March 31, 2018	15,847	20,768	14,021	50,636

Disposal*	—	—	(13,658)	(13,658)
Effect of currency translation adjustment	—	1,470	(919)	551
The change in fair value of the investment	(1,588)	16,140	20,378	34,930

Fair value of Level 3 investments as at March 31, 2019	14,259	38,378	19,822	72,459

*	This included reclassification adjustment of the unrealized security holding gains of RMB9,393 in connection with the disposed portion as of the disposal date for gains included in net loss.

The Company determined the fair value of their investment by using market approach. The determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as the observable price changes based on the recent transactions of the securities, or similar securities that the Company holds. The significant unobservable inputs adopted in the valuation as of March 31, 2018 and 2019 are as following:

	For the years ended March 31,
	2017	2018	2019
Lack of marketability discount	30%	30%	30%
Risk-free rate	3.06%	2.57%-3.74%	2.25%-2.60%
Expected volatility	41.9%	40%-43.34%	45%-52.68%
Revenue multiple	2.52	2.68	2.80-18.74
Net profit multiple	—	—	21.23

Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in risk-free rate, expected volatility, revenue multiple or net profit multiple in isolation would result in significantly high (lower) fair value measurement.

8 LOAN RECEIVABLES

	As of March 31,
	2018	2019
	RMB	RMB
Loan receivables - principals	104,286	123,489
- service fee	1,183	2,045
Allowance for doubtful accounts	(1,222)	(4,633)

Loan receivables, net	104,247	120,901

Allowance for doubtful accounts movement

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of year	(142)	(251)	(1,222)
Additions	(337)	(1,220)	(3,754)
Reversals	228	196	343
Write-offs	—	53	—

Balance at end of year	(251)	(1,222)	(4,633)

9 PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of March 31,
	2018	2019
	RMB	RMB
Receivables from third-party payment service providers(1)	87,395	84,638
Prepaid promotion fees	7,053	18,386
Other prepaid expenses	14,474	14,263
VAT receivables	50,893	13,194
Receivables of technology service	2,355	12,692
Deposits	21,387	5,325
Interest receivable	1,433	2,436
Employee loans and advances	428	948
Others	3,444	9,367

	188,862	161,249

(1)

Receivables from third party payment service providers represent cash due from the Group’s third party on-line payment service providers in relation to their processing of payments to the Group. As of March 31, 2018 and 2019, no allowance for doubtful accounts was provided for these receivables.

10 DECONSOLIDATION OF A SUBSIDIARY

In May 2016, the Company and an unrelated third party, set up iSNOB Holdings Limited (“iSNOB”), each holding 80% and 20% ordinary shares, respectively with a fully paid registered capital of RMB1,000. iSNOB operates an online shopping platform since inception. On October 31, 2017, due to issuance of new Series A Preferred Shares by iSNOB to an unrelated third party investor, the Company’s equity interest in iSNOB was diluted to 18% on a fully diluted basis and at the meantime was redesignated as redeemable preferred shares. As a result of the dilution and redesignation, the Company deconsolidated the financial results of iSNOB and accounted for its investment as an available-for-sale investment. The Company used the latest financing price of iSNOB to measure the fair value of retained interest in iSNOB at the deconsolidation date and recognized a gain of deconsolidation of a subsidiary in the Consolidated Statements of Operations and Comprehensive Loss as follows:

RMB
Receivables of the Company due from iSNOB as of October 31, 2017	1,968
Proportionate share of iSNOB’s net assets as of October 31, 2017	1,250
Cash consideration	1,190

Total consideration	4,408
Fair value of investment in iSNOB	18,000

Gain on deconsolidation of a subsidiary	13,592

The portion of gains recognized that related to the remeasurement of retained interest in the deconsolidated subsidiary to fair value was RMB17,641.

As of October 31, 2017, the cash balance of iSNOB was RMB6,738. Due to the deconsolidation of iSNOB, the Group had an investing cash outflow of RMB6,738.

iSNOB becomes a related party of the Group after deconsolidation and related party transactions and balances with iSNOB are disclosed in Note 20.

11 INVESTMENTS

The Company’s long-term investments consist of the following:

	As of March 31,
	2018	2019
	RMB	RMB
Available-for-sale investments
Shanghai Kuailaimai Information and Technology Co., Ltd. (“Kuailaimai”)	15,847	14,259
iSNOB	20,768	38,378
Huzan Inc. (“Huzan”)	14,021	19,822

	50,636	72,459
Equity method investment
JM Weshop (Cayman) Inc. (“JM Weshop”)	150,401	169,262

Total	201,037	241,721

Available-for-sale investments

The following table summarizes, by major security type, the Company’s available-for-sale investments as of March 31, 2017, 2018 and 2019:

	As of March 31,
	2017	2018	2019
	RMB	RMB	RMB
Cost	7,500	35,500	31,235
Unrealized Gains, including foreign exchange adjustment	3,435	15,136	41,224

Fair Value	10,935	50,636	72,459

Kuailaimai

In April 2015, the Group purchased 25% shareholding of Kuailaimai with a cash consideration of RMB7,500. According to the investment agreement, the Company has the option to request Kuailaimai to redeem the Company’s investments at the Company’s investment cost plus the interest if Kuailaimai fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment, the redeemable shares of Kuailaimai purchased by the Group are therefore considered not in substance common stock and is classified as an available-for-sale debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2018 and 2019, the Group remeasured the investment in Kuailaimai at fair values of RMB15,847 and RMB14,259, respectively, which were determined by management with the assistance of an independent appraisal. For the years ended March 31, 2017, 2018 and 2019, the unrealized securities holding gain net of tax of RMB1,000, RMB4,912 and the unrealized securities holding loss net of tax of RMB1,588 were reported in other comprehensive income, respectively.

iSNOB

iSNOB was a consolidated subsidiary of the Company. In October 2017, after Series A financing of iSNOB, the equity interest of the Company was diluted to 18% on a fully diluted basis. As a result, the Company lost the control in iSNOB and the financial position and result of operations of iSNOB was deconsolidated. As of March 31, 2019, the Company held 18,000,000 convertible and redeemable preferred shares of iSNOB, and the equity interest of the Company was diluted to 14.5% due to the latest financing of iSNOB in May 2018. According to the investment agreement, the Company has the option to request iSNOB to redeem the Company’s investments at the Company’s investment cost plus the interest if iSNOB fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, the convertible and redeemable preferred shares that the Company subscribed from iSNOB are not in substance common stocks and are classified as an available-for-sale debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2018 and 2019, the Group remeasured the investment at a fair value of RMB20,768 and RMB38,378, respectively, which were determined by management with the assistance of an independent appraisal. For the year ended March 31, 2018 and 2019, the unrealized securities holding gain net of tax of RMB2,938 and RMB15,670 were reported in other comprehensive income, respectively. For the year ended March 31, 2018 and 2019, foreign currency translation loss of RMB1,129 and foreign currency translation gain of RMB1,470 were reported as foreign currency translation adjustments in other comprehensive income.

Huzan

In January 2018, the Group purchased 20% shareholding of Huzan with a cash consideration of RMB10,000. According to the investment agreement, the Company has the option to request Huzan to redeem the Company’s investments at the Company’s investment cost plus the interest if Huzan fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment, the redeemable shares of Huzan held by the Group are therefore considered not in substance common stock and classified as an available-for-sale debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income.

As of March 31, 2018, the Group remeasured the investment in Huzan at fair value of RMB14,021, which was determined by management with the assistance of independent appraiser. For the year ended, March 31, 2018 the unrealized securities holding gain net of tax of RMB3,016 was recorded in other comprehensive income.

On November 1, 2018, the Company entered into a share repurchase agreement with Huzan, pursuant to which, Huzan repurchased 6,246,877 shares of Series Pre-A preferred shares held by the Company at a total price of approximately US$5,172 (equivalent to RMB35,501). The transaction was consummated on November 20, 2018. After this transaction, the equity interest of the Company was diluted to 6.72% on a fully diluted basis. The Company recognized a “Gain from investment disposal” of RMB31,236 in the Consolidated Statements of Operations and Comprehensive loss as follows:

RMB
Cash consideration collected	35,501
Less: Carrying value of investment as at November 20, 2018	(13,658)
Add: Realized gain in other comprehensive income	9,393

Gain from investment disposal	31,236

As of March 31, 2019, the Group remeasured the investment in Huzan at a fair value of RMB19,822, which was determined by management with the assistance of an independent appraiser. For the year ended March 31, 2019, the unrealized securities holding gain net of tax of RMB10,985 was reported in other comprehensive income. For the year ended March 31, 2019, foreign currency translation loss of RMB919 was reported as foreign currency translation adjustments in other comprehensive income.

Equity method investment

In January 2018, JM Weshop, formerly known as JD Homexpress (Cayman) Inc., and Flying Get Limited (“Flying”), both are unrelated with the Company, and the Company entered into a share purchase agreement (the “SPA”) and a business cooperation agreement (the “BCA”). After the SPA and BCA were entered into by the three parties, JM Weshop, incorporated in Cayman, is expected to start to operate an e-commence platform mainly providing services for on-line shops from merchants through a social networking application. According to the BCA, the Company was responsible for selecting and teaming an operational labour workforce including but not limited to management level, product and technology staff, operational staff and administrative staff to JM Weshop before the closing date. On March 1, 2018, the closing date of the transaction, the Company completed the process and contributed an organized workforce team to JM Weshop, in exchange of 40,000,000 ordinary shares of JM Weshop, representing 40% shareholding of JM Weshop on a fully diluted basis. The Company is entitled to one out of three board seats at JM Weshop. Flying contributed and accounted for 60% shareholding of JM Weshop on a fully diluted basis and has the remaining two board seats, accordingly.

In accordance with the SPA, the Company may transfer 10,000,000 ordinary shares of JM Weshop held by the Company (“ESOP Shares”) to grantees who are the employees of JM Weshop. The Company is entitled to all the rights attaching to the ESOP Shares, including dividend rights, liquidation rights and voting rights, until the ESOP Shares are transferred to grantees upon exercise of their stock options. As of March 31, 2019, no awards with underlying ESOP shares has been granted.

As the Company is able to exercise significant influence over JM Weshop and the investment is in the form of ordinary shares of the investee, the Company therefore applies equity method accounting for JM Weshop investment starting from March 2018, and should share the results of JM Weshop accordingly. The carrying amount for the investment in JM Weshop as of March 31, 2018 and 2019 were as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Investment cost	158,627	159,711
Foreign currency translation	(1,179)	8,425

Total investment cost	157,448	168,136

Value booked under equity method
Share of cumulative (loss)/gain	(4,923)	2,312
Share of other comprehensive loss	(2,124)	(1,186)

Total booked value under equity method	(7,047)	1,126

Net book value	150,401	169,262

The organized workforce contributed by the Company to JM Weshop is considered a business with an input and a substantive process that can create output in accordance with ASC 805. Since the Company contributed this noncash asset that meets the definition of a business in exchange for the equity interest in JM Weshop. The Company followed the guidance in ASC 810-10-40-5, and recorded a gain in the amount of RMB158,627, measured as the difference between the fair value of the ordinary shares of JM Weshop that the Company received, and the carrying amount of the contributed workforce which did not have a value per MOGU’s book prior to the transaction. The fair value of the ordinary shares of JM Weshop was determined by management with the assistance of an independent appraiser. The gain is presented in the “Investment Gain” line item for the year ended March 31, 2018 on the Company’s Consolidated Statements of Operations and Comprehensive loss.

The Company determined the fair value of the ordinary shares of JM Weshop by using income approach. The key assumptions adopted in the valuation as of March 1, 2018 are as following:

As of March 1, 2018
Revenue growth rate	10% - 200%
Gross margin rate	(20)% - 53.5%
Discount rate	26%

Investment in JM Weshop is accounted for using the equity method with the investment cost allocated as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Carrying value of investment in JM Weshop’s	150,401	169,262
Proportionate share of JM Weshop’s net tangible and intangible assets	102,127	116,379

Excess of carrying value of the investment over proportionate share of JM Weshop’s net tangible and intangible assets	48,274	52,883

The excess of carrying value has been primarily assigned to:
Goodwill	48,274	52,883

Cumulative (loss)/gain in equity interest in JM Weshop	(4,923)	2,312
Cumulative other comprehensive loss in equity interest in JM Weshop	(2,124)	(1,186)

Total	(7,047)	1,126

For the year ended March 31, 2018, the Company recognized share based compensation expenses of RMB23 and RMB36 in the investment cost and share of results of equity investee, respectively, in connection with the stock options granted by the Company to JM Weshop employees that were transferred from the Company.

For the year ended March 31, 2019, the Company recognized share based compensation expenses of RMB1,084 and RMB1,483 in the investment cost and share of results of equity investee, respectively, in connection with the stock options granted by the Company to JM Weshop employees that were transferred from the Company.

For the year ended March 31, 2018, the Company recognized RMB4,982 of share of loss of equity investee and RMB2,214 of share of other comprehensive loss of equity method investee.

For the year ended March 31, 2019, the Company recognized RMB5,752 of share of income of equity investee and RMB938 of share of other comprehensive income of equity method investee.

This equity method investment is not considered individually material to meet threshold under Rule 4-08(g) of Regulation S-X.

12 PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

	As of March 31,
	2018	2019
	RMB	RMB
Electronic equipment	45,198	32,756
Furniture and office equipment	12,463	9,326
Leasehold improvements	22,995	27,969
Vehicles	307	307
Computer softwares	3,651	3,808

Subtotal	84,614	74,166
Less: Accumulated depreciation and amortization	(68,103)	(62,191)

Property, equipment and software, net	16,511	11,975

Depreciation and amortization expenses recognized for the years ended March 31, 2017, 2018 and 2019 were RMB95,676, RMB61,843 and RMB11,511, respectively. No impairment charges was recorded for the years ended March 31, 2017, 2018 and 2019.

On October 17, 2017, the Company’s Board of Directors approved a server disposal plan, according to which the Company would fully use cloud services from January 2018 for the purpose of reduction of servers cost, mitigation of technology risk and improvement of efficiency. As part of this plan, the Company disposed of certain servers with carrying amount of approximately RMB23,540, the cost and accumulated depreciation of which are RMB158,176 and RMB134,636, respectively, in a total cash consideration of RMB34,111. The difference between the carrying amount and the consideration, of approximately RMB10,571, is recognized in other income for the year ended March 31, 2018.

13 INTANGIBLE ASSETS, NET

The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Amount	Net Carrying Amount
	RMB	RMB	RMB	RMB
Domain name	3,275	(954)	—	2,321
Insurance agency license	2,848	(178)	—	2,670
Buyer and customer resource	462,770	(462,770)	—	—
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	353,969	(242,190)	—	111,779
Technology	22,940	(20,926)	(2,014)	—

Total	1,030,272	(899,128)	(14,374)	116,770

	As of March 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Amount	Net Carrying Amount
	RMB	RMB	RMB	RMB
Domain name	12,495	(1,428)	—	11,067
Trademarks	217	(33)	—	184
Insurance agency license	2,848	(320)	—	2,528
Buyer and customer resource	462,770	(462,770)	—	—
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	1,424,593	(436,405)	—	988,188
Technology	22,940	(20,926)	(2,014)	—

Total	2,110,333	(1,093,992)	(14,374)	1,001,967

Amortization expenses for intangible assets were RMB440,772, RMB384,555 and RMB194,874 for the years ended March 31, 2017, 2018 and 2019, respectively.

In December 2016, the business of Aimei has been terminated primarily because the Group decided to sharpen its focus on its current business model, and to a lesser extent, the operating conditions of the business. As a result, the intangible assets from the acquisition of Aimei were fully impaired. The impairment charge of approximately RMB14,374 (RMB12,360 for brand and RMB2,014 for technology, respectively) was recognized in impairment of goodwill and intangible assets in the Consolidated Statements of Operations and Comprehensive Loss for the year ended March, 2017.

As of March 31, 2019, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2020	313,700
2021	313,999
2022	313,999
2023	50,213
2024	951
Thereafter	9,105

1,001,967

14 GOODWILL

The changes in the carrying amount of goodwill were as follows:

	Cross-border business	Domestic business	Total
	RMB	RMB	RMB
Balance as of March 31, 2016
Goodwill	96,236	1,567,725	1,663,961
Accumulated impairment loss	—	—	—

	96,236	1,567,725	1,663,961

Transaction during the year
Additions (Note (a))	—	928	928
Impairment (Note (b))	(96,236)	—	(96,236)

Balance as of March 31, 2017, 2018 and 2019
Goodwill	96,236	1,568,653	1,664,889
Accumulated impairment loss	(96,236)	—	(96,236)

	—	1,568,653	1,568,653

(a)

In October 2016, Hangzhou Juangua entered into a share purchase agreement with Hangzhou MG Co., Ltd. (“Hangzhou MG”). As of the acquisition date, the difference of RMB928 between the total consideration of RMB3,000 and fair value of Hangzhou MG’s net assets of RMB2,072 was recognized in goodwill.

(b)	Goodwill impairment

Goodwill is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the goodwill might be impaired.

As of March 31, 2016, the RMB96,236 in goodwill resulted from the acquisition of Aimei in January 2016, which formed our cross-border business reporting unit. The RMB1,567,725 in goodwill resulted from the acquisition of Meiliworks in February 2016, which formed part of our domestic business reporting unit. Once goodwill has been assigned to a reporting unit, for accounting purposes, the goodwill is no longer directly associated with the underlying acquisitions that the goodwill originated from, but rather the reporting unit to which it has been allocated. The Group had two reporting units as of March 31, 2016.

In December 2016, considering qualitative factor that cross-border business was terminated primarily because the Group decided to sharpen its focus on its current business model, and to a lesser extent, the operating conditions of the business, the Group concluded that a two-step goodwill impairment test was required for the cross-border reporting unit.

As the cross-border business was entirely terminated with no future cash flow expected, management determined the implied fair value of goodwill in the cross-border business reporting unit to be zero. As a result, the goodwill in the cross-border business reporting unit was fully impaired and impairment loss of RMB96,236 was recognized in impairment of goodwill and intangible assets in the Consolidated Statements of Operations and Comprehensive Loss for the year ended March 31, 2017.

The Group performed annual impairment test on the goodwill related to the domestic business reporting unit on March 31 of each year which is the only reporting unit of the Group after December 2016. Considering qualitative factors that the Group was suffering from accumulated loss and operating cash outflow, the Group concluded that a two-step goodwill impairment test was required for the domestic business reporting unit.

In estimating the fair value of the domestic business reporting unit in the first step of the impairment test, significant management judgment was required. As of March 31, 2017, 2018 and 2019, in using the income approach methodology of valuation, estimates to determine the fair value of the domestic business reporting unit included management judgment related to forecasts of future operating results, discount rates, and expected future growth rates that are used in the discounted cash flow method of valuation. As of March 31, 2017 and 2018, in using the market approach methodology of valuation, management made judgments related to the selection of comparable businesses. The underlying assumptions used in the first step of the impairment test considered the current industry environment and its expected impact on the fair value of the domestic business reporting unit.

As of March 31, 2019, in addition to using the income approach methodology of valuation, the Group also estimated the fair value of the domestic business reporting unit with reference to its quoted market price on the measurement date in the first step of the impairment test.

Based on the result of the goodwill impairment testing, the estimated fair value of the domestic business reporting unit exceeded its carrying amount as of March 31, 2017, 2018 and 2019 with sufficient headroom, respectively. Therefore, the second step of the impairment test for the domestic business reporting unit is not necessary and no impairment of goodwill related to the domestic business reporting unit was recognized during the year ended March 31, 2017, 2018 and 2019.

15 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2018	2019
	RMB	RMB
Accrued liabilities and other current liabilities
Receipts under custody (Note (a))	205,878	141,407
Deposits from merchants (Note (b))	303,570	223,145
Accrued advertisement expenses	42,784	69,592
Payables from deemed exercise of share options (Note (c))	11,375	32,961
Accrued expenses	17,662	12,912
Deferred revenues	7,134	—
Other payables	20,083	12,368

	608,486	492,385

Non-current
Initial reimbursement payment from depositary bank (Note (d))	—	4,722

	608,486	497,107

(a)

The receipts under custody mainly represent the amounts received by the Group from the registered users for their purchase through the Company’s online market platform, and have not been remitted to the third-party merchants yet.

(b)

The customer deposits mainly represent the cash deposits as collateral collected from the merchants of the online platform. The deposit can be withdrawn immediately after the merchants terminate its online shop on the platform.

(c)

The payables from deemed exercise of share options represent the share option exercise price prepaid by the employees for ordinary shares of the Company which will be issued after certain customary legal and tax administrative are completed.

(d)

The Company received initial reimbursement payment of USD935(RMB6,297) from depositary bank in January 2019. The amount will be recorded ratably as other income over a 5 year arrangement period. For the year ended March 31, 2019, the Company has recorded RMB315 in other income.

16 TAXATION

(a)	Value-added tax (“VAT”) and surcharges

During the years presented, the Group is subject to statutory VAT rate of 6% for revenues from marketing services, commissions, financing solutions and other services and 17%, 16% and 10% for online direct sales. The entities within the Group, which are qualified for small scale taxpayers, are subject to statutory VAT rate of 3%.

The Group is also subject to cultural undertaking development fees at the rate of 3% on advertising revenues, which are part of revenues from marketing services in PRC.

The Group is also subject to urban construction tax at the rate of 1% or 7%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% and other surcharges on VAT payments to the tax authorities according to PRC tax law, which are recorded in the cost of revenues in the Consolidated Operations and Comprehensive Loss.

(b)	Income taxes benefits

Composition of income tax benefits

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax expenses	(1,352)	(2,654)	(6,051)
Deferred income tax benefits	109,039	91,319	23,268

	107,687	88,665	17,217

Cayman Islands (“Cayman”)

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on the taxable income generated from the operations in Hong Kong. Payments of dividends by the subsidiaries to the Company are not subject to withholding tax in Hong Kong.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). In accordance with the new CIT Law, Hangzhou Shiqu, Hangzhou Juangua enjoy the 15% preferential tax rate from November 12, 2016 to 2019. Hangzhou Juandou Network Technology Co., Ltd. enjoy the 15% preferential tax rate from November 30, 2018 to 2021. The preferential tax rate of Meilishuo (Beijing) Network Technology Co., Ltd. expired at December 31, 2017.

On November 8, 2013, Hangzhou Shiqu and Hangzhou Juangua were entitled to be “Software Enterprises”. According to the new CIT Law and relevant regulations, from the first profit-making year to December 31, 2017, such entities could enjoy a tax holiday of 2-year CIT exemption and subsequently 3-year 12.5% preferential tax rate. Although Hangzhou Shiqu and Hangzhou Juangua were entitled to both “Software Enterprises” and HNTE, they chose to apply the preferential tax rate of HNTE since only one tax holiday can be enjoyed at the same period.

On November 30, 2018, Hangzhou Juandou obtained its HNTE certificate with a valid period of three years. Therefore, Juandou is eligible to enjoy a preferential tax rate of 15% from 2018 to 2021 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

Tax holiday had no immediate tax impact as there is no taxable profit for Hangzhou Shiqu, Hangzhou Juangua, Hangzhou Juandou and Meilishuo (Beijing) Network Technology Co., Ltd. for the years ended March 31, 2017, 2018 and 2019.

Effective from January 1, 2018, Hangzhou Shiqu, Hangzhou Juangua and Hangzhou Juandou are allowed to carry forward the annual net operating loss incurred for the year of 2013 onwards for 10 years.

The Group’s other PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

PRC withholding tax on dividends

The New CIT Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Double Tax Arrangement between Mainland China and Hong Kong Special Administrative Region, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor owns directly at least 25% of the shares of the FIE and if Hong Kong company is a beneficial owner of the dividend. The State Administration of Taxation (“SAT”) further promulgated Circular [2009] 601 and SAT Public Notice [2018] No. 9 regarding the assessment criteria on beneficial owner status.

The Group’s consolidated VIEs and VIEs’ subsidiaries are controlled by the Company through various contractual agreements. To the extent that these consolidated VIEs and VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2018 and 2019, the Company did not record any withholding tax on the retained earnings of its subsidiaries, consolidated VIEs and VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.

The components of loss before tax are as follows:

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(1,014,112)	(795,673)	(426,044)
(loss)/Income from overseas entities	(32,715)	148,955	(77,448)

Total loss before tax	(1,046,827)	(646,718)	(503,492)

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Income tax benefits/(expenses)
Current income tax expenses	(1,352)	(2,654)	(6,051)
Deferred tax benefits	109,039	91,319	23,268

Total income tax benefits	107,687	88,665	17,217

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended March 31,
	2017	2018	2019
PRC Statutory tax rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(1%)	7%	(3%)
Permanent book – tax difference	(5%)	(8%)	(5%)
Additional deduction for research and development expenditures	1%	1%	2%
Changes in valuation allowance	(10%)	(11%)	(16%)

Effective tax rate	10%	14%	3%

Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense and entertainment expense.

(c)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward and others	628,571	710,168
- Carryforwards of un-deducted advertising expenses	151,608	150,530
Less: valuation allowance	(780,179)	(860,698)

Net deferred tax assets	—	—

Deferred tax liabilities:
- Recognition of Intangible assets arisen from business combination and unrealized holding gain	25,233	2,485

Net deferred tax liabilities	25,233	2,485

As of March 31, 2019, the Group had net operating loss carry forwards of approximately RMB3,655,712 which mainly arose from the subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the calendar year from 2019 to 2028. The carry forwards period for net operating losses under the EIT Law is five years. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards.

As of March 31, 2019, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2019	465,625
2020	799,821
2021	371,700
2022	157,649
2023	66,122
Thereafter	1,794,795

3,655,712

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

Movement of valuation allowance

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the period	598,530	707,595	780,179
Addition	114,408	73,480	83,516
Written off for expiration of net operating losses	(5,343)	—	—
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	—	(896)	(2,997)

Balance at end of the period	707,595	780,179	860,698

17 ORDINARY SHARES

Prior to May 24, 2013, each ordinary share had a par value of US$0.001. On May 24, 2013, the Board of Directors of the Company passed the resolution that each issued and unissued share of the authorized share capital of the Company, with a par value of US$0.001 each, be subdivided into 100 shares with a par value of US$0.00001 each.

As of March 31, 2018, the Company had 3,263,949,065 ordinary shares authorized, 335,534,850 shares of Class A Ordinary Shares, 90,491,694 shares of convertible redeemable Class B Ordinary Shares and 215,243,513 shares of Class C Ordinary Shares issued and outstanding.

Immediately prior to the consummation of the IPO, the authorized share capital of the Company is US$500,000 divided into 50,000,000,000 shares comprising of (i) 49,000,000,000 Class A Ordinary Shares of a par value of US$0.00001 each, (ii) 500,000,000 Class B Ordinary Shares of a par value of US$0.00001 each and (iii) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum of Association of the Company.

On December 10, 2018, the Company consummated its IPO on the New York Stock Exchange with a total 118,750,000 shares of Class A Ordinary Shares issued at a price of US$0.56 per share.

Subsequently on December 18, 2018, over-allotment option were fully exercised and the Company issued additional 2,122,750 shares of Class A Ordinary Shares issued at a price of US$0.56 per share.

As of March 31, 2019, the Company had 2,371,289,450 shares of Class A Ordinary Shares and 303,234,004 shares of Class B Ordinary Shares issued and outstanding.

The shareholders agreement provides that for so long as Tencent and its affiliates, the principal shareholders hold no less than 50% of the shares in the Company that they currently hold, Tencent has a veto right on any proposed transfer or issuance of the Company’s securities to the competitors of Tencent, subject to certain exceptions for open market transactions and underwritten offerings.

The Company has a dual class voting structure under which all of the ordinary shares held by the founders are designated as Class B Ordinary Shares and all of the other ordinary shares are designated as Class A Ordinary Shares. Class A and Class B Ordinary Shares have the same rights except for voting and conversion rights. Both of the Class A and Class B Ordinary Shares were entitled to one vote per share before the IPO. Upon the completion of the IPO, holders of Class B Ordinary Shares are entitled to 30 votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CONVERTIBLE REDEEMABLE CLASS B ORDINARY SHARES

On January 24, 2013, pursuant to a share transfer agreement, the Company’s minority shareholder, Xincheng Investment Limited, transferred a total of 19,380,900 ordinary shares to a convertible redeemable preferred shares holder of the Company, at a price of US$0.1548 for a total amount of US$3,000. These 19,380,900 ordinary shares were surrendered by the holder and then cancelled by the Company. Simultaneously, the Company issued the same number of liquidation preference ordinary shares (referred to “Class B-1 Ordinary Shares” hereafter) to the holder.

On November 21, 2013, pursuant to a share transfer agreement, Xincheng Investment Limited transferred a total of 41,767,800 ordinary shares to a convertible redeemable preferred shares holder of the Company, at a price of US$0.1651 for a total amount of US$6,896. These 41,767,800 ordinary shares were surrendered by the holder and then cancelled by the Company. Simultaneously, the Company issued the same number of liquidation preference ordinary shares (referred to “Class B-2 Ordinary Shares” hereafter) to the holder.

On May 16, 2014, pursuant to a share transfer agreement, Votion Limited, a related party controlled by the founders of the Company, transferred a total of 29,342,994 ordinary shares to a convertible redeemable preferred shares holder of the Company, at a price of US$0.3987 for a total amount of US$11,700. These 29,342,994 ordinary shares were surrendered by the holder and then cancelled by the Company. Simultaneously, the Company issued the equal number of liquidation preference ordinary shares (referred to “Class B-3 Ordinary Shares” hereafter) to the holder.

Class B-1, B-2 and B-3 Ordinary Shares are collectively referred to as Convertible Redeemable Class B Ordinary Shares hereafter.

No ordinary share may be converted into Convertible Redeemable Class B Ordinary Shares. Class B-1 Ordinary Shares, Class B-2 Ordinary Shares and Class B-3 Ordinary Shares are not convertible into one another. Any Convertible Redeemable Class B Ordinary Shares may be converted into Class A Ordinary Shares on a 1:1 basis at the option of the holder thereof.

With respect to cancellation of ordinary shares in exchange for issuance of Convertible Redeemable Class B Ordinary Shares, management of the Company concluded that these transfer transactions are accounted for as the transaction between the shareholders of the Company, including recognizing expenses for share based compensation component in the transactions involving the founder and management of the Company. The total difference of RMB140,255 between the carrying value of related share capitals and the initial value of Convertible Redeemable Class B Ordinary Shares was debited to additional paid-in capital during the periods prior to March 31, 2016.

The holders of the Company’s Convertible Redeemable Class B Ordinary Shares have the same rights as the Company’s ordinary shares except for the following rights of liquidation preference:

a)

In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, either voluntary or involuntary, after satisfaction of all creditors’ claims and claims that may be preferred by law and setting aside or paying in full the aggregate liquidation preference amount of the convertible redeemable Series C preferred shares, the convertible redeemable Series B preferred shares and the convertible redeemable Series A preferred shares (other than any such liquidation preference amount duly waived), prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Junior Ordinary Shares by reason of their ownership of such shares, a holder of Convertible Redeemable Class B Ordinary Shares shall be entitled to receive, in respect of each Convertible Redeemable Class B Ordinary Share held by it and on a pari passu basis with any other Convertible Redeemable Class B Ordinary Shares, the liquidation preference amount of such Convertible Redeemable Class B Ordinary Share.

b)

The liquidation preference amount of a Convertible Redeemable Class B Ordinary Share shall mean an amount equal to IP × (1.08)N, where IP is the original issue price of such share and N is the number of calendar days that have elapsed since the original issue date of such share divided by three hundred and sixty (360) days plus all declared but unpaid dividends on such share.

c)

Deemed Liquidation Events include: (i) a sale, conveyance or disposition of all or substantially all of the assets of the Company and/or any of the subsidiaries which it has requisite controls, whether through equity ownership or contractual arrangements, in the aggregate, (ii) an exclusive licensing of all or substantially all of the intellectual property of the Company itself and/or any of the subsidiaries which it has requisite controls, whether through equity ownership or contractual arrangements, in the aggregate, to any third party, and (iii) a trade sale.

The Convertible Redeemable Class B Ordinary Shares are redeemable upon a liquidation event, including a deemed liquidation event, and therefore are presented as mezzanine equity on the Consolidated Balance Sheets. In accordance with ASC 480-10-S99, each issuance of the Convertible Redeemable Class B Ordinary Shares should be recognized at the respective fair value at the date of issuance. Since the Convertible Redeemable Class B Ordinary Shares are not redeemable until the occurrence of a liquidation event, no subsequent accretion to the respective redemption values is necessary until it is probable the liquidation event is to occur. To-date, no liquidation or deemed liquidation events have occurred or are probable. Accordingly, there have been no accretive costs to the Convertible Redeemable Class B Ordinary Shares recorded for the years presented.

As discussed in Note 3, upon the consummation of the IPO on December 10, 2018, all Convertible Redeemable Class B Ordinary Shares were re-designated as Class A Ordinary Shares on a one-for-one basis.

CLASS C ORDINARY SHARES

Class C Ordinary Shares means, initially, the ordinary shares that are beneficially owned by the founders of the Company. The holder of any Class C Ordinary Shares issued and outstanding shall have thirty (30) votes for each Class C Ordinary Share held by such holder.

No ordinary share may be converted into Class C Ordinary Shares, except that any ordinary shares beneficially owned by Mr. Chen Qi (if not already Class C Ordinary Shares) shall be automatically converted into Class C Ordinary Shares on a 1:1 basis upon commencement of such beneficial ownership.

If any Class C Ordinary Share ceases to be beneficially owned by Mr. Chen Qi, such Class C Ordinary Shares shall be automatically converted into Class A Ordinary Shares on a 1:1 basis upon such cessation of beneficial ownership. Any Class C Ordinary Shares may be converted into Class A Ordinary Shares on a 1:1 basis at the option of the holder thereof. Upon the earlier of (A) Mr. Chen Qi ceasing to serve as the Chief Executive Officer of the Company, and (B) the occurrence of a relevant material breach trigger, all of the Class C Ordinary Shares beneficially owned by Mr. Chen Qi shall automatically be converted into Class A Ordinary Shares on a 1:1 basis.

As discussed in Note 3, upon the consummation of the IPO on December 10, 2018, all Class C Ordinary Shares were re-designated as Class B Ordinary Shares on a one-for-one basis.

18 CONVERTIBLE REDEEMABLE PREFERRED SHARES

On November 30, 2011, pursuant to a share purchase agreement, the Company issued 166,666,700 convertible redeemable Series A preferred shares at a price of US$0.02 per share for a total amount of US$3,333 to convertible redeemable Series A preferred shares investors. The convertible redeemable Series A preferred shares has a par value of US$0.00001 each.

On November 30, 2011, pursuant to a share transfer agreement, Votion Limited, which was controlled by the founders of the Company, transferred a total of 26,666,700 ordinary shares to convertible redeemable Series A preferred shares holders at a price of US$0.045 per share for a total amount of US$1,200. These 26,666,700 ordinary shares were surrendered by the holder and then cancelled by the Company. Simultaneously, the Company issued the equal number of convertible redeemable Series A preferred shares to the purchasers.

On January 19, 2012, pursuant to a share purchase agreement, the Company issued 148,000,000 convertible redeemable Series B preferred shares at a price of US$0.078 per share for a total amount of US$11,550 to convertible redeemable Series B preferred shares investors. The convertible redeemable Series B preferred shares has a par value of US$0.00001 each.

On January 19, 2012, pursuant to a share transfer agreement, convertible redeemable Series A preferred shares investors transferred a total of 4,180,200 convertible redeemable Series A preferred shares to Votion Limited at a price of US$0.003 per share for a total amount of US$13. These 4,180,200 convertible redeemable Series A preferred shares were surrendered by the holder and then cancelled by the Company. Simultaneously, the Company issued the equal number of ordinary shares to Votion Limited.

On September 24, 2012, pursuant to a share purchase agreement, the Company issued 116,285,700 convertible redeemable Series B-1 preferred shares at a price of US$0.2064 per share for a total amount of US$24,000 to convertible redeemable Series B-1 preferred shares investors. The convertible redeemable Series B-1 preferred shares has a par value of US$0.00001 each.

On January 24, 2013, pursuant to a share purchase agreement, the Company issued 24,226,200 convertible redeemable Series B-2 preferred shares at a price of US$0.2064 per share for a total amount of US$5,000 to convertible redeemable Series B-2 preferred share investors. The convertible redeemable Series B-2 preferred shares has a par value of US$0.00001 each.

On May 16, 2014, pursuant to a share purchase agreement, the Company issued 208,661,292 convertible redeemable Series C preferred shares at a price of US$0.6134 per share for a total amount of US$128,000. The convertible redeemable Series C preferred shares has a par value of US$0.00001 each.

On May 30, 2014, pursuant to a share purchase agreement, the Company issued 81,508,317 convertible redeemable Series C preferred shares at a price of US$0.6134 per share for a total amount of US$50,000. The convertible redeemable Series C preferred shares has a par value of US$0.00001 each.

On October 30, 2015, pursuant to a share purchase agreement, the Company issued 103,646,131 convertible redeemable Series D preferred shares at a price of US$0.9648 per share for a total amount of US$100,000. The convertible redeemable Series D preferred shares has a par value of US$0.00001 each.

On January 30, 2016, pursuant to a share purchase agreement, the Company issued 103,646,132 convertible redeemable Series D preferred shares at a price of US$0.9648 per share for a total amount of US$100,000. The convertible redeemable Series D preferred shares has a par value of US$0.00001 each.

On February 3, 2016, pursuant to a share purchase agreement, each existing convertible redeemable Series D preferred share was re-designated into one (1) convertible redeemable Series C-1 preferred share; each existing convertible redeemable Series C preferred share was re-designated into one (1) convertible redeemable Series B-1 preferred share; each existing convertible redeemable Series B-2 preferred share was re-designated into one (1) convertible redeemable Series A-7 preferred share; each existing convertible redeemable Series B-1 preferred share was re-designated into one (1) convertible redeemable Series A-7 preferred share; each existing convertible redeemable Series B preferred share was re-designated into one (1) convertible redeemable Series A-4 preferred share; and each existing convertible redeemable Series A preferred share was re-designated into one (1) convertible redeemable Series A-2 preferred share.

On February 3, 2016, pursuant to a share purchase agreement, the Company issued 117,662,806 Class A Ordinary Shares, 91,289,618 convertible redeemable Series A-1 preferred shares, 95,898,640 convertible redeemable Series A-3 preferred shares, 43,262,547 convertible redeemable Series A-5 preferred shares, 117,192,207 convertible redeemable Series A-6 preferred shares and 194,572,067 convertible redeemable Series B-2 preferred shares as part of the consideration for the business combination with Meiliworks.

On February 3, 2016, pursuant to a share purchase agreement, the Company modified the original issuance price of convertible redeemable Series C-1 preferred shares issued on October 30, 2015 and January 30, 2016 from US$0.9648 to US$0.9262 and therefore, the issued number of shares were increased from 207,292,263 to 215,946,767.

On February 3, 2016, pursuant to a share purchase agreement, the Company issued 111,899,688 convertible redeemable Series C-2 preferred shares at a price of US$1.0188 per share in exchange for 1) a cash consideration of US$100,000, 2) strategic business resources recognized as intangible assets with a fair value of RMB59,229 and 3) prepayment of payment processing fees of RMB32,500 with Tencent Group. The convertible redeemable Series C-2 preferred shares has a par value of US$0.00001 each.

On June 3, 2016, pursuant to a share purchase agreement, the Company issued 29,446,407 convertible redeemable Series C-3 preferred shares at a price of US$1.0188 per share for a total amount of US$30,000. The convertible redeemable Series C-3 preferred shares has a par value of US$0.00001 each.

On July 18, 2018, pursuant to a share purchase agreement, the Company issued 157,047,506 convertible redeemable Series C-3 preferred shares at a price of US$1.0188 per share in exchange for certain strategic business resources in accordance with a business cooperation agreement with Tencent Group, according to which, Tencent provides traffic support and marketing support to the Company for a period of five years started from July 2018. Such strategic business resources were recognized as intangible assets with total fair value of RMB1,070,624.

The convertible redeemable Series A-1, A-2, A-3, A-4, A-5, A-6 and A-7 preferred shares are collectively referred to as Series A Preferred Shares hereafter. The convertible redeemable Series B-1 and B-2 preferred shares are collectively referred to as Series B Preferred Shares hereafter. The convertible redeemable Series C-1, C-2 and C-3 preferred shares are collectively referred to as Series C Preferred Shares hereafter. The convertible redeemable Series A, B and C Preferred Shares are collectively referred to as the Preferred Shares hereafter.

The Group’s Preferred Shares activities for the year ended March 31, 2017 is summarized below:

	Balance as of March 31, 2016	Issuance of convertible redeemable preferred shares, net of issuance costs	Accretion on convertible redeemable preferred shares to redemption value	Balance as of March 31, 2017
Series A-1 Preferred Shares (US$0.00001 of par value per share; 91,289,618 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB15,116 as of December 31, 2018)
Number of shares	91,289,618	—	—	91,289,618
Amount	207,287	—	—	207,287
Series A-2 Preferred Shares (US$0.00001 of par value per share; 189,153,200 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB42,684 as of December 31, 2018)
Number of shares	189,153,200	—	—	189,153,200
Amount	36,415	—	1,990	38,405
Series A-3 Preferred Shares (US$0.00001 of par value per share; 95,898,640 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB83,389 as of December 31, 2018)
Number of shares	95,898,640	—	—	95,898,640
Amount	221,137	—	—	221,137
Series A-4 Preferred Shares (US$0.00001 of par value per share; 148,000,000 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB125,531 as of December 31, 2018)
Number of shares	148,000,000	—	—	148,000,000
Amount	108,078	—	6,047	114,125
Series A-5 Preferred Shares (US$0.00001 of par value per share; 43,262,547 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB137,703 as of December 31, 2018)
Number of shares	43,262,547	—	—	43,262,547
Amount	112,418	—	8,608	121,026
Series A-6 Preferred Shares (US$0.00001 of par value per share; 117,192,207 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB504,349 as of December 31, 2018)
Number of shares	117,192,207	—	—	117,192,207
Amount	331,516	—	54,645	386,161
Series A-7 Preferred Shares (US$0.00001 of par value per share; 140,511,900 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB299,461 as of December 31, 2018)
Number of shares	140,511,900	—	—	140,511,900
Amount	254,369	—	15,547	269,916

Series B-1 Preferred Shares (US$0.00001 of par value per share; 290,169,609 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB1,574,841 as of December 31, 2018)

Number of shares	290,169,609	—	—	290,169,609
Amount	1,306,962	—	91,684	1,398,646

Series B-2 Preferred Shares (US$0.00001 of par value per share; 194,572,067 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB1,906,021 as of December 31, 2018)

Number of shares	194,572,067	—	—	194,572,067
Amount	1,127,682	—	237,135	1,364,817

Series C-1 Preferred Shares (US$0.00001 of par value per share; 215,946,767 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB1,626,607 as of December 31, 2018)

Number of shares	215,946,767	—	—	215,946,767
Amount	1,301,866	—	109,805	1,411,671
Series C-2 Preferred Shares (US$0.00001 of par value per share; 111,899,688 shares authorized, issued and outstanding as of March 31, 2017 with redemption value of RMB937,315 as of December 31, 2018)
Number of shares	111,899,688	—	—	111,899,688
Amount	754,603	—	61,906	816,509

Series C-3 Preferred Shares (US$0.00001 of par value per share; 98,154,692 shares authorized, 29,446,407 shares issued and outstanding as of March 31, 2017 with redemption value of RMB241,361 as of December 31, 2018)

Number of shares	—	29,446,407	—	29,446,407
Amount	—	192,142	14,535	206,677

Total number of Preferred Shares	1,637,896,243	29,446,407	—	1,667,342,650

Total amount of Preferred Shares	5,762,333	192,142	601,902	6,556,377

The Group’s Preferred Shares activities for the year ended March 31, 2018 is summarized below:

	Balance as of March 31, 2017	Accretion on convertible redeemable preferred shares to redemption value	Balance as of March 31, 2018
Series A-1 Preferred Shares (US$0.00001 of par value per share; 91,289,618 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB15,116 as of December 31, 2018)
Number of shares	91,289,618	—	91,289,618
Amount	207,287	—	207,287
Series A-2 Preferred Shares (US$0.00001 of par value per share; 189,153,200 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB42,684 as of December 31, 2018)
Number of shares	189,153,200	—	189,153,200
Amount	38,405	2,098	40,503
Series A-3 Preferred Shares (US$0.00001 of par value per share; 95,898,640 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB83,389 as of December 31, 2018)
Number of shares	95,898,640	—	95,898,640
Amount	221,137	—	221,137
Series A-4 Preferred Shares (US$0.00001 of par value per share; 148,000,000 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB125,531 as of December 31, 2018)
Number of shares	148,000,000	—	148,000,000
Amount	114,125	6,384	120,509
Series A-5 Preferred Shares (US$0.00001 of par value per share; 43,262,547 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB137,703 as of December 31, 2018)
Number of shares	43,262,547	—	43,262,547
Amount	121,026	9,266	130,292
Series A-6 Preferred Shares (US$0.00001 of par value per share; 117,192,207 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB504,349 as of December 31, 2018)
Number of shares	117,192,207	—	117,192,207
Amount	386,161	63,653	449,814
Series A-7 Preferred Shares (US$0.00001 of par value per share; 140,511,900 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB299,461 as of December 31, 2018)
Number of shares	140,511,900	—	140,511,900
Amount	269,916	16,504	286,420

Series B-1 Preferred Shares (US$0.00001 of par value per share; 290,169,609 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB1,574,841 as of December 31, 2018)

Number of shares	290,169,609	—	290,169,609
Amount	1,398,646	98,116	1,496,762

Series B-2 Preferred Shares (US$0.00001 of par value per share; 194,572,067 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB1,906,021 as of December 31, 2018)

Number of shares	194,572,067	—	194,572,067
Amount	1,364,817	287,000	1,651,817

Series C-1 Preferred Shares (US$0.00001 of par value per share; 215,946,767 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB1,626,607 as of December 31, 2018)

Number of shares	215,946,767	—	215,946,767
Amount	1,411,671	119,076	1,530,747
Series C-2 Preferred Shares (US$0.00001 of par value per share; 111,899,688 shares authorized, issued and outstanding as of March 31, 2018 with redemption value of RMB937,315 as of December 31, 2018)
Number of shares	111,899,688	—	111,899,688
Amount	816,509	66,985	883,494

Series C-3 Preferred Shares (US$0.00001 of par value per share; 98,154,692 shares authorized, 29,446,407 shares issued and outstanding as of March 31, 2018 with redemption value of RMB241,361 as of December 31, 2018)

Number of shares	29,446,407	—	29,446,407
Amount	206,677	19,158	225,835

Total number of Preferred Shares	1,667,342,650	—	1,667,342,650

Total amount of Preferred Shares	6,556,377	688,240	7,244,617

The Group’s Preferred Shares activities for the year ended March 31, 2019 is summarized below:

	Balance as of March 31, 2018	Accretion on convertible redeemable preferred shares to redemption value	Issuance of convertible redeemable Series C-3 preferred shares, net of issuance costs	Conversion to ordinary shares upon IPO	Balance as of March 31, 2019
Series A-1 Preferred Shares
Number of shares	91,289,618	—	—	(91,289,618)	—
Amount	207,287	—	—	(207,287)	—
Series A-2 Preferred Shares
Number of shares	189,153,200	—	—	(189,153,200)	—
Amount	40,503	1,833	—	(42,336)	—
Series A-3 Preferred Shares
Number of shares	95,898,640	—	—	(95,898,640)	—
Amount	221,137	—	—	(221,137)	—
Series A-4 Preferred Shares
Number of shares	148,000,000	—	—	(148,000,000)	—
Amount	120,509	5,481	—	(125,990)	—
Series A-5 Preferred Shares
Number of shares	43,262,547	—	—	(43,262,547)	—
Amount	130,292	7,066	—	(137,358)	—
Series A-6 Preferred Shares
Number of shares	117,192,207	—	—	(117,192,207)	—
Amount	449,814	40,619	—	(490,433)	—
Series A-7 Preferred Shares
Number of shares	140,511,900	—	—	(140,511,900)	—
Amount	286,420	13,655	—	(300,075)	—
Series B-1 Preferred Shares
Number of shares	290,169,609	—	—	(290,169,609)	—
Amount	1,496,762	76,993	—	(1,573,755)	—
Series B-2 Preferred Shares
Number of shares	194,572,067	—	—	(194,572,067)	—
Amount	1,651,817	178,820	—	(1,830,637)	—
Series C-1 Preferred Shares
Number of shares	215,946,767	—	—	(215,946,767)	—
Amount	1,530,747	87,788	—	(1,618,535)	—
Series C-2 Preferred Shares
Number of shares	111,899,688	—	—	(111,899,688)	—
Amount	883,494	49,943	—	(933,437)	—
Series C-3 Preferred Shares
Number of shares	29,446,407	—	157,047,506	(186,493,913)	—
Amount	225,835	47,706	1,069,753	(1,343,294)	—

Total number of Preferred Shares	1,667,342,650	—	157,047,506	(1,824,390,156)	—

Total amount of Preferred Shares	7,244,617	509,904	1,069,753	(8,824,274)	—

As discussed in Note 3, in December 2018, immediately prior to the completion of the Company’s initial public offering, all of the Preferred Shares were converted to Class A Ordinary Shares based on the aforementioned conversion price. Prior to their conversion, the Preferred Shares were entitled to certain privileges over ordinary shares with respects to conversion, redemption, dividends and liquidation. The key terms of the Preferred Shares are as follows:

Conversion right

Each holder of Preferred Shares shall be entitled to convert any or all of its Preferred Shares at any time, into such number of fully paid Class A Ordinary Shares at corresponding Preferred Shares’ original purchase price (original conversion price), which is subject to adjustment for diluting issuances.

Each Preferred Share shall be converted automatically into the number of fully paid Class A Ordinary Share (i) immediately upon the closing of a qualified public offering or (ii) the written consent of holders of at least a majority of the outstanding Preferred Shares in the same sub-series of such Preferred Share.

Redemption right

If (A) the Company fails to complete a qualified public offering on or prior to December 31, 2018, (B) Mr. Chen Qi (i) resigns or is removed from the Company or any other Group Companies; or (ii) directly or indirectly participates (other than as a non-executive director or under temporary consulting arrangements) in the operation and management of any company (other than the Group Companies); or (C) the Company is no longer allowed by applicable laws to exercise control over any Group Company in the PRC and to consolidate the operating results of any such Group Company into the financial statements of the Company through the Restated Controlling Documents pursuant to IFRS or U.S. GAAP and the Company has not, within three (3) months of written request by any holder of Preferred Shares, entered into alternative arrangements to exercise control over, and consolidate the operating results of, such Group Company, or otherwise acquire control over all or substantially all of such Group Company’s assets and operations, then the Company shall, at the request of any holder of the Preferred Shares and subject to the receipt of the relevant majority approval, redeem all of the outstanding Preferred Shares held by the requesting holders out of funds legally available therefor including capital, at a redemption price per Preferred Share (the “Redemption Price” of such Preferred Share) equal to IP × (1.08)N, where IP is the original issue price of such Preferred Share, and N is the number of calendar days that have elapsed since the original issue date of such Preferred Share, divided by 360 days, plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers.

On July 18, 2018, the Company amended its Memorandum of Articles of Association to extend the first possible redemption date of the Preferred Shares from December 31, 2018 to December 31, 2019.

Liquidation right

In the event of any liquidation, dissolution, winding up or deemed liquidation of the Company, either voluntary or involuntary, after satisfaction of all creditors’ claims and claims that may be preferred by law, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares by reason of their ownership of such shares, a holder of Preferred Shares shall be entitled to receive, in respect of each Preferred Share held by it and on a pari passu basis with any other Preferred Shares, the liquidation preference amount of such Preferred Share. Upon liquidation, Series C Preferred Shares shall rank senior to Series B Preferred Shares, Series B Preferred Shares shall rank senior to Series A Preferred Shares and Series A Preferred Shares shall rank senior to ordinary shares.

The “Liquidation Preference Amount” of a convertible redeemable preferred share shall mean an amount equal to IP × (1.08)N, where IP is the original issue price of such share and N is the number of calendar days that have elapsed since the original issue date of such share divided by three hundred and sixty (360) days plus all declared but unpaid dividends on such share.

Dividend right

(a)

The Series C Preferred Shares shall be entitled to receive non-cumulative dividends at such rate to be determined by the board of the Company and no less than the dividend rate of the Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares, and shall rank as to dividends pari passu among themselves and prior and in preference to Series B Preferred Shares, Series A Preferred Shares and Ordinary Shares.

(b)

The Series B Preferred Shares shall be entitled to receive non-cumulative dividends at such rate to be determined by the Board and no less than the dividend rate of the Series A Preferred Shares and Ordinary Shares, and shall rank as to dividends pari passu among themselves and prior and in preference to Series A Preferred Shares and ordinary shares.

(c)

The Series A Preferred Shares shall be entitled to receive non-cumulative dividends at such rate to be determined by the Board and no less than the dividend rate of the Ordinary Shares, and shall rank as to dividends pari passu among themselves and prior and in preference to Ordinary Shares.

(d)

In the event the Company shall declare a distribution other than in cash, the holders of Preferred Shares shall be entitled to a proportionate share of any such distribution as though the holders of Preferred Shares were holders of the number of Ordinary Shares into which their Preferred Shares are convertible as of the record date fixed for the determination of the holders of Ordinary Shares entitled to receive such distribution.

Voting rights

The holder of any Preferred Shares shall be entitled to the number of votes equal to the number of Class A Ordinary Shares into which such Preferred Share could be converted at the record date for determination of the members entitled to vote on such matters.

Before IPO, the Company has classified the Preferred Shares in the mezzanine equity on the Consolidated Balance Sheets as they are contingently redeemable at the options of the holders. In addition, the Company records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates, i.e. December 31, 2018. The accretions are recorded against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B and Series C Preferred Shares were US$255, US$183 and US$3,767, respectively.

The Company determined that there were no embedded derivatives requiring bifurcation as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares.

The Company has determined that there was no beneficial conversion feature attributable to any of the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s common shares determined by the Company with the assistance from an independent valuation firm.

The Company assesses whether an amendment to the terms of its Preferred Shares is an extinguishment or a modification using the fair value model. When Preferred Shares are extinguished, the difference between the fair value of the consideration transferred to the holders of Preferred Shares and the carrying amount of Preferred Shares (net of issuance costs) is treated as deemed dividend to the holders of Preferred Shares. The Company considers that a significant change in fair value after the change of the terms to be substantive and thus triggers extinguishment. A change in fair value which is not significant immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting. When Preferred Shares are modified, the Company evaluates whether there is a transfer of value from ordinary shareholders to holders of the Preferred Shares as a result of the modification and therefore, should record a reduction of, or increase to, retained earnings as a deemed dividend.

Modifications

Modifications of Preferred Shares that result in transfers of value between holders of Preferred Shares and ordinary shareholders are accounted by analogizing to the guidance in ASC 718 for modification of share compensation arrangements classified as equity. Any changes in value resulting from the modification is recognized as effective dividend to (from) holders of Preferred Shares and is included in earnings available to ordinary shareholders in both basic and diluted EPS calculation. For the year ended March 31, 2018, there was no modification of Preferred Shares.

On July 18, 2018, the Company amended its Memorandum of Articles of Association to extend the first possible redemption date of the Preferred Shares from December 31, 2018 to December 31, 2019. The amendment to the first possible redemption date of the Preferred Shares was accounted for as modification as the fair values of these Shares immediately after the amendment was not significantly different from their fair values immediately before the amendment. The Company accounted for the modification that resulted in a transfer of value from ordinary shareholders to holders of mezzanine equity of RMB89,076 as deemed dividend to holders of mezzanine equity. The impact on the accretion of the Preferred Shares to redemption value is accounted for prospectively.

19 SHARE BASED COMPENSATION

(a)	Global Share Plan

On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest amended and restated Global Share Plan, the Board of Directors authorized and reserved 316,317,652 ordinary shares for the issuance.

Since adoption of the Global Share Plan, the Company granted RSUs and options to the Grantees. All RSUs and options granted have a contractual term of ten years, and the majority vest over a period of four years of continuous service on a straight-line basis. Under the option plan, options are exercisable subject to the grantee’s continuous service and the listing of the stock of the Company on a public stock exchange market or be held in escrow if the employee exercise the vested part when leaving the Company, which is normally in fifteen days after resignation.

The Company accounted for the share based compensation costs on a straight-line basis over the requisite service period for the award based on the fair value on their respective grant dates. Upon the deemed exercise of the options, the Company recognized the receipts in escrow account of exercise amount paid by grantees in accruals and other current liabilities in the Consolidated Balance Sheets.

Valuation of stock options

The Group uses the Binominal option pricing model to estimate the fair value of stock options. There was no option granted for the year ended March 31, 2019. The assumptions used to value the Company’s option grants for the years ended March 31, 2017 and 2018 were as follows:

Valuation Dates	2017	2018
Expected term	10 years	10 years
Expected volatility	49.24%-50.37%	47.49%
Exercise multiple	2.2~2.8	2.2~2.8
Expected dividend yield	—	—
Risk-free interest rate	1.58%-1.7%	2.4%
Expected forfeiture rate (post vesting)	3% for staff 0% for management	3% for staff 0% for management
Fair value of the underlying shares on the date of option grants (US$)	0.37~0.40	0.45
Fair value of share option (US$)	0.11~0.39	0.14

The Group estimated the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

Summary of option activities under the Global Share Plan

The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of April 1, 2016	148,864,966	0.03	8.73	17,810

Granted	54,021,775	0.29

Forfeited or cancelled (post-vesting)	(12,104,011)	0.27

Outstanding as of April 1, 2017	190,782,730	0.09	8.15	60,728
Granted	470,000	1.10
Forfeited or cancelled (post-vesting)	(7,847,720)	0.29

Outstanding as of March 31, 2018	183,405,010	0.08	6.78	107,465

Exercised	(87,990,491)	0.01
Forfeited or cancelled (post-vesting)	(3,872,425)	0.30

Outstanding as of March 31, 2019	91,542,094	0.14

Vested and expected to vest as of March 31, 2019	91,542,094	0.14	5.16	36,009

Exercisable as of March 31, 2019	81,792,426	0.12	4.36	33,696

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB20,738, RMB14,097 and RMB8,920 for share options granted under the Global Share Plan in the consolidated statements of comprehensive loss for the years ended March 31, 2017, 2018 and 2019, respectively.

As of March 31, 2018 and 2019, there was RMB15,336 and RMB4,670 in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 1.89 and 1.12 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

In June 2018, Mr. Qi Chen, one of the Company’s co-founders, exercised 87,990,491 stock options with exercise price of US$0.01 each. In connection with the exercise of the stock option, the Company extended to Mr. Chen a loan with principal amount of RMB6,840 including exercise amount of RMB5,533 and related tax of RMB1,307. The loan is unsecured and interest free, and RMB6,236 and RMB604 have been repaid in September and October 2018, respectively.

In January 2019, the Company accelerated the vesting of certain share options held by a resigned employee. The acceleration was granted as one-off compensation for the employee for the significant effort and contribution to the Company’s business and successful IPO. The Company recognized the incremental charge of RMB1,555 pursuant to the modification accounting during the year ended March 31, 2019.

(b)	Service-based RSUs

A summary of activities of the service-based RSUs for the years ended March 31, 2017, 2018 and 2019 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2016 and 2017	—	—
Granted	5,335,560	0.45
Vested	(93,500)	0.45
Forfeited	(347,000)	0.45

Unvested at March 31, 2018	4,895,060	0.45
Granted	78,715,557	0.67
Vested	(6,114,640)	0.63
Forfeited	(9,212,850)	0.64

Unvested at March 31, 2018	68,283,127	0.66

For the years ended March 31, 2017, 2018 and 2019, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were nil, RMB2,739 and RMB94,148, respectively.

As of March 31, 2018 and 2019, there were RMB11,236 and RMB288,856 of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 3.18 and 3.09 years.

In January 2019, the Company accelerated the vesting of 4,775,750 RSUs. The acceleration was granted as one-off compensation for two employees for their significant efforts and contribution to the Company’s business and successful IPO. The Company recognized the incremental charge of RMB19,804, being the difference between the fair values of original and modified RSUs on the modification date with reference to the quoted market price of ordinary shares during the year ended March 31, 2019.

The total fair value and intrinsic value of RSUs vested was nil, RMB93 and RMB3,197 during the years ended March 31, 2017, 2018 and 2019, respectively.

20 RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
iSNOB	An investee of the Group
JM Weshop (Cayman) Inc.	An investee of the Group
Tencent Group*	Shareholder of the Group
Chen Qi	Founder of the Group
Wei Yibo	Founder of the Group
Yue Xuqiang	Founder of the Group

(a)

iSNOB ceased to be the related party to the Group since May 2018 as the Company cannot exercise significant influence over iSNOB due to the further dilution of the Company’s equity interests in iSNOB resulting from its recent financing.

(b)	Tencent Holdings Limited together with its subsidiaries are referred to as Tencent Group.

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenues:
Technology services to iSNOB	—	600	—
Marketing services to Tencent	—	—	1,081
Technology services to JM Weshop	—	6,773	16,168
Total	—	7,373	17,249
Other income:
Equipment sales to JM Weshop	—	—	476

Cost of revenue:
Cloud technology services from Tencent Group	4,749	27,796	51,940
Payment processing fees to Tencent Group	23,865	24,018	17,393

Total	28,614	51,814	69,333

In June 2018, Mr. Qi Chen, one of the Company’s co-founders, exercised 87,990,491 stock options with exercise price of US$0.01 each. In connection with the exercise of the stock option, the Company extended to Mr. Chen a loan with principal amount of RMB6,840 including exercise amount of RMB5,533 and related tax of RMB1,307. The loan is unsecured and interest free, and RMB6,236 and RMB604 have been repaid in September and October 2018, respectively.

On July 18, 2018, pursuant to a share purchase agreement, the Company issued 157,047,506 convertible redeemable Series C-3 preferred shares at a price of US$1.0188 per share for certain strategic business resources in accordance with a business cooperation agreement with Tencent Group, which were recognized as intangible assets with total fair value of RMB1,070,624. The Company estimated the fair value of the intangible assets with a combination of income approach and market approach. Under income approach, the key assumptions include expected revenue attributable to assets, discount rate and the remaining useful life. Under market approach, the key assumptions include market price of the license, discount rate and the remaining useful life. The Company made estimates and judgments in determining the fair value of the intangible assets with assistance from an independent valuation firm.

The Group had the following balances with the major related parties:

	As of March 31,
	2018	2019
	RMB	RMB
Due from JM Weshop	7,179	1,624
Due from Tencent Group	—	165

Total	7,179	1,789

Due to Tencent Group	(17,761)	(9,393)
Due to Chenqi	(588)	—
Due to Wei Yibo	(235)	—
Due to Yue Xuqiang	(177)	—
Due to iSNOB	(1,190)	—
Due to JM Weshop	(152)	—

Total	(20,103)	(9,393)

All balances with the related parties as of March 31, 2018 and 2019 were unsecured, interest free and had no fixed terms for repayment.

21 SEGMENT REPORTING

The Group determined that it used to operate in two operating segments: (1) Cross-border business and (2) Domestic business. Cross-border business was terminated in December 2016 primarily because the Group decided to sharpen its focus on its current business model, and to a lesser extent, the operating conditions of the business. After the termination, there is only one operating segment in the Group.

The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenue and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group does not allocate share-based compensation expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Group’s operating segments results for the year ended March 31, 2017.

For the Year Ended March 31, 2017
Revenues
Cross-border business	1,437
Domestic business	1,108,440

Total consolidated revenues	1,109,877

Operating loss
Cross-border business	(65,575)
Domestic business	(452,637)

Total segment operating loss	(518,212)

Unallocated expenses(*)	(553,129)
Total consolidated operating loss	(1,071,341)

Total other income	24,514
Loss before income tax and share of results of equity investee	(1,046,827)

(*)	Unallocated items include amortization expenses of intangible assets from acquired business, impairment of goodwill and intangible assets and share based compensation expenses.

22 LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2017, 2018 and 2019 as follows:

	Year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net loss	(939,137)	(558,169)	(486,275)
Accretion on convertible redeemable preferred shares	(601,902)	(688,240)	(509,904)
Deemed dividends to preferred shareholders	—	—	(89,076)
Net loss attributable to ordinary shareholders-Basic and Diluted	(1,541,039)	(1,246,409)	(1,085,255)
Denominator:
Weighted average number of ordinary shares -basic and diluted	555,729,818	550,793,455	1,247,998,533
Basic and diluted loss per share	(2.77)	(2.26)	(0.87)

Basic loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The following ordinary share equivalents were excluded from the computation of diluted net loss per share for the periods presented to eliminate any anti-dilutive effect:

	Year ended March 31,
	2017	2018	2019
Preferred Shares outstanding	1,662,179,444	1,667,342,650	—
Convertible Redeemable Class B ordinary shares	90,491,694	90,491,694	—
Share options and RSUs	116,596,800	152,905,974	99,267,557

Total	1,869,267,938	1,910,740,318	99,267,557

23 RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2018 and 2019, RMB1,067 and RMB496 appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB4,621,582 as of March 31, 2019 (RMB4,329,843 as of March 31, 2018).

24 COMMITMENTS AND CONTINGENCIES

(a)	Operating lease and IT related expense

The Group has entered into non-cancellable operating leases covering various facilities as well as has minimum payment commitment for IT related expenses. The rental expenses and IT related expenses were RMB106,165, RMB77,024 and RMB66,931 for the years ended March 31, 2017, 2018 and 2019, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

Future minimum payments under these non-cancellable agreements are as follows:

	Payments due by period
	Operating lease obligations	IT related expenses	Total
	RMB	RMB	RMB
For the year ended March 31,
2020	27,398	4,712	32,110
2021	23,886	—	23,886
2022	19,580	—	19,580

Total	70,864	4,712	75,576

(b)	Capital and other commitments

There is no future minimum capital lease payments as of March 31, 2019.

(c)	Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2019, the Group is not a party to any material legal or administrative proceedings.

The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2019, the Group did not have significant loss contingencies.

25 PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with SEC Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of March 31, 2019.

CONDENSED BALANCE SHEETS

	As of March 31,
	2018	2019
	RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	300,753	510,226	76,026
Amounts due from subsidiaries	397,380	789,513	117,641
Prepayments and other current assets	670	5,090	758

Total current assets	698,803	1,304,829	194,425

Non-current assets:
Intangible assets, net	—	988,188	147,245
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	2,112,639	1,673,406	249,345
Investments in other investees	171,169	227,462	33,893

Total non-current assets	2,283,808	2,889,056	430,483

Total assets	2,982,611	4,193,885	624,908

LIABILITIES, MEZANNINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Amounts due to subsidiaries	86,165	87,842	13,089
Accruals and other current liabilities	13,272	51,167	7,624

Total current liabilities	99,437	139,009	20,713

Non-current liabilities:
Deferred tax liabilities	959	2,485	370
Other non-current liabilities	—	4,722	704

Total non-current liabilities	959	7,207	1,074

Total liabilities	100,396	146,216	21,787

	As of March 31,
	2018	2019
	RMB	RMB	US$ Note 2(f)
MEZZANINE EQUITY
Convertible Redeemable Class B ordinary shares (US$0.00001 par value, 90,491,694 shares authorized, issued and outstanding as of March 31, 2018; nil issued and outstanding as of March 31, 2019)	140,255	—	—
Convertible redeemable Series A preferred share (US$0.00001 par value, 825,308,112 shares authorized, issued and outstanding as of March 31, 2018; nil issued and outstanding as of March 31, 2019)	1,455,962	—	—
Convertible redeemable Series B preferred share (US$0.00001 par value, 484,741,676 shares authorized, issued and outstanding as of March 31, 2018; nil issued and outstanding as of March 31, 2019)	3,148,579	—	—
Convertible redeemable Series C preferred share (US$0.00001 par value, 426,001,147 shares authorized, 357,292,862 shares issued and outstanding as of March 31, 2018; nil issued and outstanding as of March 31, 2019)	2,640,076	—	—

Total Mezzanine equity	7,384,872	—	—

SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2019; 335,534,850 and 2,371,289,450 shares issued and outstanding as of March 31, 2018 and 2019)	21	161	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2019; nil and 303,234,004 shares issued and outstanding as of March 31, 2018 and 2019)	—	16	2
Class C ordinary shares (US$0.00001 par value, 215,243,513 and nil shares issued and outstanding as of March 31, 2018 and 2019)	10	—	—
Additional paid-in capital	—	9,392,737	1,399,561
Accumulated other comprehensive (loss)/income	(3,650)	77,795	11,592
Accumulated deficit	(4,499,038)	(5,423,040)	(808,057)

Total shareholders’ (deficit)/equity	(4,502,657)	4,047,669	603,121

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,982,611	4,193,885	624,908

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(2,435)	(3,579)	(5,431)	(809)
Amortization of intangible assets	—	—	(82,436)	(12,283)
Other expense, net	88	(6,183)	(1,098)	(164)

Loss from operations	(2,347)	(9,762)	(88,965)	(13,256)
Interest income	8,136	8,146	7,532	1,122
Loss from subsidiaries, VIEs and VIEs’ subsidiaries	(944,926)	(723,790)	(441,830)	(65,837)
Investment gain	—	158,627	—	—
Gain form investment disposal	—	—	31,236	4,654
Gains on deconsolidation of a subsidiary	—	13,592	—	—

Loss before income tax and share of results of equity investee	(939,137)	(553,187)	(492,027)	(73,317)
Income tax benefits	—	—	—	—
Share of results of equity investee	—	(4,982)	5,752	857

Net loss	(939,137)	(558,169)	(486,275)	(72,460)
Accretion on convertible redeemable preferred shares to redemption value	(601,902)	(688,240)	(509,904)	(75,978)
Deemed dividends to preferred shareholders	—	—	(89,076)	(13,273)

Net loss attributable to MOGU Inc.’s ordinary shareholders	(1,541,039)	(1,246,409)	(1,085,255)	(161,711)

Net Loss	(939,137)	(558,169)	(486,275)	(72,460)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	96,010	(81,141)	55,440	8,261
Share of other comprehensive (loss)/gain of equity method investee	—	(2,124)	938	140
Share of other comprehensive income of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	1,000	7,928	(1,588)	(237)
Unrealized securities holding gains, net of tax	—	2,938	26,655	3,972

Total other comprehensive income/(loss)	97,010	(72,399)	81,445	12,136

Total comprehensive loss	(842,127)	(630,568)	(404,830)	(60,324)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(f)
Net cash (used in)/provided by operating activities	(26,547)	(37,887)	8,240	1,227
Net cash used in investing activities	(1,171,263)	(106,922)	(213,639)	(31,833)
Net cash provided by financing activities	192,142	—	414,872	61,818
Net (decrease)/increase in cash and cash equivalents	(1,005,668)	(144,809)	209,473	31,212
Cash and cash equivalents at beginning of year	1,451,230	445,562	300,753	44,814
Cash and cash equivalents at end of year	445,562	300,753	510,226	76,026

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and VIEs’ subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ loss are presented as “Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.