Form 20-F/A
period 2019-03-31
MOGU Inc.
filed 2019-07-03
CIK 1743971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F/A

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen(1)	—	303,234,004	303,234,004	11.3%	79.3%
Xuqiang Yue(2)	79,914,375	—	79,914,375	3.0%	0.7%
Yibo Wei(3)	107,643,285	—	107,643,285	4.0%	0.9%
Xianjie Zeng(4)	*	—	*	*	*
Helen Ting Wu(5)	*	—	*	*	*
Andrew Hong Teoh(6)	*	—	*	*	*
Wendy Hayes(7)	—	—	—	—	—
All Directors and Executive Officers as a Group	198,483,037	303,234,004	501,717,041	18.7%	81.0%
Principal Shareholders:
Entities affiliated with Tencent(8)	460,038,316	—	460,038,316	17.2%	4.0%
Entities affiliated with Qi Chen(9)	—	303,234,004	303,234,004	11.3%	79.3%

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Entities affiliated with Hillhouse(10)	261,174,255	—	261,174,255	9.8%	2.3%
Trustbridge Partners IV, L.P.(11)	214,048,484	—	214,048,484	8.0%	1.9%
Bertelsmann Asia Investments AG(12)	208,387,100	—	208,387,100	7.8%	1.8%
Entities affiliated with Ping An(13)	161,960,075	—	161,960,075	6.1%	1.4%
Entities affiliated with Qiming(14)	159,674,632	—	159,674,632	6.0%	1.4%

Notes:

*	Less than 1% of our total outstanding ordinary shares and aggregate voting power on an as-converted basis.
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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of MOGU Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.3	Deposit Agreement, dated December 5, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-229419), filed with the SEC on January 30, 2019

2.4	Eleventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 3, 2016, as amended on July 17, 2018 (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.1	Amended and Restated Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.4	English translation of executed form of the amended and restated shareholder voting proxy agreement and powers of attorney among a VIE of the Registrant, its shareholders and a WFOE of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements and powers of attorney adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.5	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, dated July 18, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.6	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong, dated August 20, 2017 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.7	English translation of executed form of the loan agreement among a WFOE of the Registrant and the shareholders of a VIE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

Exhibit Number	Description of Document

4.8	English translation of executed form of the amended and restated exclusive consultation and service agreement between a WFOE of the Registrant and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.9	English translation of executed form of the amended and restated exclusive option agreement among the WFOE of the Registrant, a VIE of the Registrant and its shareholders, as currently in effect, and a schedule of all executed exclusive option agreement adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.10	English translation of executed form of the spousal consent letters granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.11	Series C-3 Preferred Share Subscription Agreement between the Registrant, Image Future Investment (HK) Limited and certain other parties thereto, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.12	English translation of Business Cooperation Agreement between the Registrant and Image Future Investment (HK) Limited, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.13	Subscription Agreement between the Registrant and Windcreek Limited, dated November 2, 2018, as amended on November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

8.1†	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of CM Law Firm

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Extension Scheme Document

101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†	Filed on June 28, 2019
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

By:	/s/ Qi Chen
Name: Qi Chen
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: July 3, 2019

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