Form 20-F
period 2020-03-31
MOGU Inc.
filed 2020-07-29
CIK 1743971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020.

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

Huiqing Wang, Financial Controller

Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road

Xihu District, Hangzhou, 310012

People’s Republic of China

Tel: +86 571 8530 8201

Email: ir@mogu.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing 25 Class A ordinary shares, par value US$0.00001 per share)	MOGU	The New York Stock Exchange (The New York Stock Exchange)
Class A ordinary shares, par value US$0.00001 per share*

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,408,454,175 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•

“active buyer through LVB” in a given period are to registered user accounts that placed one or more orders in one of the LVB channels on our platform, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on our platform and placed orders on our platform through those different registered user accounts, the number of active buyers would, under this methodology, be counted as the number of the registered user accounts that such buyer used to place the orders;

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 25 Class A ordinary shares;

•	“Beijing Meilishikong” or “Meilishikong” are to Beijing Meilishikong Network and Technology Co., Ltd.;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

•	“established LVB host” are to LVB host above a certain level of fan following and product sales in our LVB host incubation system;

•	“KOL” are to key opinion leader;

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

•	“Hangzhou Juangua” are to Hangzhou Juangua Network Co., Ltd.;

•	“Hangzhou Shiqu” are to Hangzhou Shiqu Information and Technology Co., Ltd.;

•	“LVB” are to live video broadcast;

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0808 to US$1.0000, the exchange rate in effect as of March 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2018, 2019 and 2020 are to the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online retail and fashion industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding keeping and strengthening our relationships with users, KOLs, merchants, brand and strategic partners and other stakeholders;

•	competition in our industry;

•	our proposed use of proceeds; and

•	relevant government policies and regulations relating to our industry.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statement of operations and comprehensive loss data for the years ended March 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of March 31, 2019 and 2020, and selected consolidated cash flow data for the years ended March 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statement of operations and comprehensive loss data for the year ended March 31, 2017, selected consolidated balance sheet data as of March 31, 2017 and 2018, and selected consolidated cash flow data for the year ended March 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this selected consolidated financial data section together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

	For the Year Ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statement of Operations and Comprehensive Loss Data:
Revenues
Commission revenues	325,335	416,335	507,728	438,274	61,896
Marketing service revenues	740,273	476,608	395,747	243,081	34,330
Other revenues	44,269	80,264	170,803	153,959	21,743

Total revenues	1,109,877	973,207	1,074,278	835,314	117,969
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(377,765)	(317,725)	(313,788)	(293,757)	(41,486)
Sales and marketing expenses(1)	(692,742)	(747,928)	(743,732)	(613,183)	(86,598)
Research and development expenses(1)	(418,496)	(289,274)	(236,446)	(171,137)	(24,169)
General and administrative expenses(1)	(123,404)	(100,105)	(168,379)	(128,152)	(18,099)
Amortization of intangible assets	(440,772)	(384,555)	(194,874)	(331,294)	(46,788)
Impairment of goodwill and intangible assets	(110,610)	—	—	(1,382,149)	(195,197)
Other (expense)/income, net	(17,429)	18,961	8,761	11,472	1,620

Loss from operations	(1,071,341)	(847,419)	(574,180)	(2,072,886)	(292,748)
Interest income	24,514	33,464	33,700	29,312	4,140
Gain/(loss) from investments, net	—	172,219	31,236	(66,550)	(9,399)
Loss before income tax and share of results of equity investee	(1,046,827)	(641,736)	(509,244)	(2,110,124)	(298,007)
Income tax benefits	107,687	88,665	17,217	590	83
Share of results of equity investee	—	(4,982)	5,752	(114,104)	(16,115)
Net loss	(939,140)	(558,053)	(486,275)	(2,223,638)	(314,039)
Net (loss)/income attributable to non-controlling interests	(3)	116	—	—	—

Net loss attributable to MOGU Inc.	(939,137)	(558,169)	(486,275)	(2,223,638)	(314,039)
Accretion on convertible redeemable preferred shares to redemption value	(601,902)	(688,240)	(509,904)	—	—
Deemed dividend to holders of mezzanine equity	—	—	(89,076)	—	—

	For the Year Ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
Net loss attributable to MOGU Inc.’s ordinary shareholders	(1,541,039)	(1,246,409)	(1,085,255)	(2,223,638)	(314,039)

Net loss per share attributable to ordinary shareholders
Basic	(2.77)	(2.26)	(0.87)	(0.82)	(0.12)
Diluted	(2.77)	(2.26)	(0.87)	(0.82)	(0.12)
Weighted average number of shares used in computing net loss per share
Basic	555,729,818	550,793,455	1,247,998,533	2,718,827,977	2,718,827,977
Diluted	555,729,818	550,793,455	1,247,998,533	2,718,827,977	2,718,827,977

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(5,342)	(4,619)	(13,916)	2,747	388
Sales and marketing expenses	(2,607)	(2,450)	(9,558)	(7,927)	(1,120)
Research and development expenses	(7,801)	(6,016)	(15,161)	(9,265)	(1,308)
General and administrative expenses	(4,988)	(3,751)	(64,433)	(17,740)	(2,505)

Total	(20,738)	(16,836)	(103,068)	(32,185)	(4,545)

The following table presents our selected consolidated balance sheet data as of March 31, 2017, 2018, 2019 and 2020:

	As of March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,270,289	1,224,393	1,276,710	856,567	120,970
Restricted cash	1,206	1,004	1,006	807	114
Short-term investments	400,583	130,000	212,000	238,000	33,612
Inventories, net	4,098	110	5,042	2,926	413
Loan receivables, net	149,106	104,247	120,901	113,111	15,974
Prepayments and other current assets	650,048	188,862	161,249	99,108	13,997
Amounts due from related parties	420	7,179	1,789	57	8

Total current assets	2,475,750	1,655,795	1,778,697	1,310,576	185,088

Property, equipment and software, net	99,689	16,511	11,975	14,109	1,993
Intangible assets, net	500,905	116,770	1,001,967	813,011	114,819
Goodwill	1,568,653	1,568,653	1,568,653	186,504	26,339
Investments	10,935	201,037	241,721	102,373	14,458
Other non-current assets	28,521	18,755	763	14,183	2,003

Total non-current assets	2,208,703	1,921,726	2,825,079	1,130,180	159,612

Total assets	4,684,453	3,577,521	4,603,776	2,440,756	344,700

Accounts payable	11,104	12,270	17,989	17,080	2,412
Salaries and welfare payable	36,626	20,654	22,112	6,032	852
Advances from customers	236	37	1,177	103	15
Taxes payable	4,510	8,523	5,844	6,342	896
Amounts due to related parties	2,467	20,103	9,393	12,018	1,697
Accruals and other current liabilities	1,019,037	608,486	492,385	393,536	55,578

Total current liabilities	1,073,980	670,073	548,900	435,111	61,450

Total liabilities	1,188,568	695,306	556,107	460,284	65,005
Total mezzanine equity	6,696,632	7,384,872	—	—	—
Total shareholders’ (deficit)/equity	(3,200,747)	(4,502,657)	4,047,669	1,980,472	279,695

Total liabilities, mezzanine equity and shareholders’ equity	4,684,453	3,577,521	4,603,776	2,440,756	344,700

The following table presents our selected consolidated cash flow data for the years ended March 31, 2017, 2018, 2019 and 2020:

	For the Year Ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(832,497)	(314,862)	(325,808)	(311,789)	(44,033)
Net cash (used in)/provided by investing activities	(541,637)	340,461	(82,836)	(113,150)	(15,980)
Net cash provided by/(used in) financing activities	194,964	7,136	414,872	(29,332)	(4,142)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	96,010	(78,833)	46,091	33,929	4,791
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,083,160)	(46,098)	52,319	(420,342)	(59,364)
Cash and cash equivalents and restricted cash at beginning of year	2,354,655	1,271,495	1,225,397	1,277,716	180,448
Cash and cash equivalents and restricted cash at end of year	1,271,495	1,225,397	1,277,716	857,374	121,084

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our limited operating history across our new business initiatives makes it difficult to evaluate our business prospects.

We have a limited operating history across some of our new business initiatives, including focusing our platform on the provision of fashion content in rich media formats, our emphasis on live video broadcasts and other engaging socially-oriented sales methods, the development and offerings of new forms of commissions and marketing services, other new service offerings targeting different customer bases and user behaviors as well as the expansion and elevation of the supply chain of our fashion ecosystem, in particular our effects to optimate the fashion product supply chain and support deep collaboration between merchants and key opinion leaders on our platform. As a result, our historical performance may not be indicative of our future financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market trends and user preferences. We cannot assure you that we will be able to successfully implement our new business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve in the future. Our overall business growth may continue to be negative, and our revenues may continue to decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Moreover, we may not have sufficient resources to address the risks associated with operating in rapidly evolving markets. If we fail to achieve growth or if our new business initiatives fail to yield positive user acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we are unable to execute our monetization and other operational strategies effectively, our business and prospects may be materially and adversely affected.

To achieve growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully, especially in the face of the recent COVID-19 pandemic. We recorded net loss of RMB558.1 million, RMB486.3 million and RMB2,223.6 million (US$314.0 million) for the years ended March 31, 2018, 2019 and 2020, respectively.

In addition, growth will require significant efforts and resources from our management. For instance, we need to manage and continue to manage our relationships with KOLs and merchants to ensure a sufficient and timely supply of quality content and products and to address the evolving needs of our users. Such new offerings may not achieve broad user acceptance, present new and difficult technological or operational challenges and subject us to claims if users are not satisfied with the quality of the content and products or do not have satisfactory experience in general. Also, we will need to manage our relationships with third-party service providers to ensure the efficient performance of our technology platform and continue to expand, train, manage and motivate our workforce. In addition, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to implement our strategies successfully. If we are not able to achieve growth in our financials effectively, or at all, our business and prospects may be materially and adversely affected.

We have a limited history operating under our current KOL-driven, LVB-focused business model and may be unable to achieve or sustain growth or profitability or reasonably predict our future results.

In 2019, we made a strategic decision to transition from our traditional e-commerce business model to our current KOL-driven, LVB-focused interactive e-commerce model. As a result, we have become more of a facilitator between merchants and KOLs rather than directly serving our users. Although connection exists between the two business models, and we have been leveraging our existing experience and expertise in transitioning to our current business model, we still have a limited history operating under our current business model. As such, it is difficult to evaluate our current business and future prospects, which may increase the risk of your investment.

Our revenues decreased by 22.2% from RMB1,074.3 million in the year ended March 31, 2019 to RMB835.3 million (US$118.0 million) in the year ended March 31, 2020. We incurred net loss of RMB2,223.6 million (US$314.0 million) in the year ended March 31, 2020, compared to a net loss of RMB486.3 million in the year ended March 31, 2019. We may not be able to generate enough revenue to achieve growth or profitability for the foreseeable future. COVID-19, which has drastically reduced the buying willingness of our users and negatively impacted our operations in various ways, has also added to the uncertainty surrounding our trajectory towards growth or profitability. There can be no assurance that we will be able to achieve either revenue growth or profitability under our current business model.

Any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brands among our users, KOLs and our merchants and brand partners are crucial to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed. These factors include our ability to:

•	maintain superior shopping experience, particularly as user preferences evolve;

•	maintain and grow our user base and keep our users highly engaged;

•	maintain and grow our content offering and ensure access to content creators, including KOLs;

•	maintain the popularity, attractiveness and quality of the content and products we offer;

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

We offer products and content with a primary focus on providing a superior shopping experience. Our future growth depends on our ability to continue to attract new users as well as these users’ continued spending on our platform. The apparel market is cyclical and fashion trends and users’ purchasing needs and personal preferences are changing frequently. Consequently, we must stay abreast of fashion and lifestyle trends and respond to changes in the market and user preferences. Since our inception, we have been focused on developing new features and offerings on our platform to satisfy the ever-changing needs of our users. We have been actively tracking user traffic and feedback to identify trending content and encourage our KOLs to create content and our merchants to supply products that cater to users’ changing tastes. We have also been exploring new interfaces and functions of our mobile apps to prioritize fashion content offerings on our platform. However, these features and offerings are relatively new, do not have a long operating track record and may fail to be accepted by our users. They may also be rendered obsolete or unappealing by competition or developments in the industry. The long-term viability and prospects of our business model are subject to the changing user preferences and industry standards, making it difficult to assess our future prospects or forecast our future results. Any of these changes may require us to reevaluate our business model and adopt significant changes to our strategies and business plan. If we fail to adapt to these changes, continue to expand and diversify our content and product offerings, identify trends, or maintain the quality of our content and products, our users may lose interest in our platform and thus may visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition, and results of operations.

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely affected, to the extent that COVID-19 harms the Chinese economy in general. During the first quarter of 2020, the COVID-19 pandemic caused delays in the delivery of the merchandise sold on our e-commerce platforms. The delivery timing was gradually returning to normal in the second quarter of 2020. However, if the impact of COVID-19 is prolonged or worsens further, our merchandise delivery timing may still be disrupted. In addition, the quarantine measures enforced during the COVID-19 pandemic have likely decreased people’s need and willingness to shop for fashion merchandise, which has led to reduced traffic and transaction volume on our platform. These factors have all adversely impacted our results of operations in the first half of calendar year 2020. In the event that this pandemic cannot be effectively and timely contained, such trend may continue and further impact our user traffic, which will adversely affect our financial performance.

Since our headquarters are located in Hangzhou, China and we currently also lease offices in Beijing to support our operations, this outbreak of COVID-19 has caused temporary closures of our offices, adjustment of operation hours and work-from-home requirements in our headquarters and other offices in China. We have taken measures to reduce the impact of the COVID-19 outbreak, including mandatory social distancing requirements in the workplace, regular temperature checks and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, improvement of our telecommuting infrastructure to support remote work arrangements, and optimization of our technology system to support potential growth in user traffic. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality. At the time of this annual report, all of our workforce is able to work in office at normal hours.

The duration of the business disruption and the resulting reduced productivity and user engagement and financial impact will likely negatively affect our financial results for the remainder of fiscal year 2021, and their impact on our financial performance for the period beyond fiscal year 2021 cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

We face intense competition. If we do not compete successfully against existing or new competitors, we may lose market share, users, KOLs and other business partners.

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

There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, users, KOLs and other business partners. Any disputes with current or future competitors may lead us to public complaints or publicity campaigns against us, which may cause us to incur significant costs to defend against these activities and harm our business.

If we are unable to provide superior user experience, we may not be able to maintain or grow our user base or keep our users highly engaged. As a result, our revenues, margins and business prospects may be materially and adversely affected.

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

A substantial portion of our GMV and revenue is generated from a limited number of KOLs who stream on our platform. We may experience a decrease in purchases on our platform.

In the years ended March 31, 2019 and March 31, 2020, our top-10 KOLs contributed 8.1% and 23.2% of our total GMV, respectively. The popularity of our KOLs is a significant driver of our growth in active buyers through LVB, which in turn drives our GMV and revenue. KOLs with more fans are able to reach a wider audience when they promote or sell products on their LVB, and they also tend to attract more merchants to our platform for partnership opportunities. As of March 31, 2020, our top-10 KOLs had 9.4% of the total number of fans of all of our KOLs.

Our concentrated active buyer acquisition from a few top-tier KOLs exposes us to risk of significant decreases in, or impediments to the growth of, our GMV and revenue if the number of fans or the popularity of any of such KOLs decreases or fails to grow. We anticipate that our top-tier KOLs will continue to contribute to the majority of our total net revenues in the near future, as it will take time for other KOLs to develop their fan base and thus our active buyer base. We cannot assure you that our top-tier KOLs will be able to retain their popularity, or our other KOLs will be able to increase their number of fans. If the popularity of our top-tier KOLs decreases and our other KOLs fail to enlarge their fan base meaningfully, it may materially and adversely affect our business, prospects, financial performance and results of operations.

If we fail to maintain and expand our relationships with content creators, in particular KOLs, or if our KOLs fail to produce popular fashion contents, our revenues and results of operations will be harmed.

We rely on our content creators, in particular KOLs, to present popular fashion content on our platform and promote products that appeal to our existing and potential users. In addition, some of our major KOLs are also merchants on our platform and have contributed to our total GMV. We cannot assure you that we will be able to control, incentivize and retain major KOLs to provide popular fashion content and stimulate purchases on our platform. In addition, we may experience content creator attrition in the ordinary course of business resulting from several factors, such as losses to competitors and perception that our platform is ineffective as a monetization channel for content creators. If we fail to retain our major content creators or experience significant content creators attrition, or if we are unable to incubate and attract new content creators, our revenues and results of operations may be materially and adversely affected.

We and our fashion influences may terminate our cooperative relationships at any time. If any of our major KOLs decides not to continue cooperation with us, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition. In addition, we may have disputes with our KOLs with respect to their compliance with our content control policies and live video broadcast standards and the disciplinary measures that we take against them due to violation of these policies or failure to meet these standards from time to time, which may cause KOLs to be dissatisfied with our platform. If popular KOLs cease to contribute content to or curate products on our platform, or the fashion content provided by them fails to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.

If we fail to observe the latest trends and timely and effectively guide our content creators, or if our content creators fail to identify fashion trends or produce popular fashion content, our users may view our platform less attractive and our financial condition and results of operations may be materially and adversely affected.

Any quality issues of the products offered by our merchants or brand partners or any negative publicity with respect to us, our KOLs, merchants and other partners, as well as the industry in which we operate, our business and results of operations may be materially and adversely affected.

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

In addition, adverse publicity about the industry in which we operate and the KOLs, merchants and other partners that we cooperate with could damage our reputation and brand image, undermine our users’ confidence in us and reduce the long-term demand for our content and products, even if such publicity is unfounded. As a result, we may fail to maintain and grow our user base and may experience significant declines in our revenue and user traffic from which we may not be able to recover and our business would be materially and adversely affected.

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

We generate a portion of our revenues from provision of marketing services to marketing services customers, including our merchants and brand partners. Our revenues from marketing services partly depend on the continual development of the online marketing industry in China and marketing services customers’ willingness to allocate budgets to online marketing. In addition, marketing services customers that decide to market and promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over marketing on our platform. If any of our current marketing methods or promotion activities becomes less effective or efficient or if our marketing services are not as satisfactory as our marketing services customers expect, we may lose our existing or fail to attract new marketing services customers. As a result, our ability to increase our marketing service revenues and our margins and prospects may be materially and adversely affected. We recently embarked on a number of new business initiatives, including focusing our platform on the provision of fashion content in rich media formats and our emphasis on live video broadcasts and other engaging socially-oriented sales methods. Since these business initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. As a result, we cannot reasonably predict the future trends of our marketing service revenues, our commission revenues or our total revenues.

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

In addition to the impact of COVID-19, our business could be adversely affected by the effects of other health epidemics or other public safety concerns affecting the PRC. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having COVID-19, H1N1 flu, H7N9 flu, Severe Acute Respiratory Syndrome or SARS, Zika virus, Ebola virus, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the internet industry in particular.

Our users use third-party payment service providers to make payments on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our users make payments through a variety of methods, including payment through our third-party online payment service partners, such as Weixin Pay, QQ Wallet, Alipay, LianLian Pay and China UnionPay. We may also be subject to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platforms. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB747.9 million, RMB743.7 million and RMB613.2 million (US$86.6 million) in sales and marketing expenses in fiscal years 2018, 2019 and 2020, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our margin.

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

To the extent that we fail to leverage such social networks, our ability to attract or retain users may be severely harmed. If any of these social networks makes changes to its functions or support unfavorable to us, or stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to achieve growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to grow our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

Increases in costs borne by merchants on our platform due to the increase in labor costs in China and governmental policies may materially and adversely affect our business, financial condition and results of operations.

Labor costs in China have risen in recent years due to development of labor laws and regulations. Rising labor costs in China will increase costs of the merchants on our platforms and may cause the third-party logistics and delivery service providers engaged by our merchants to charge higher fees for their products and services, which will restrict our merchants’ ability to offer attractive pricing for or maintain the quality of products offered on our platform, which in turn may cause us to lose users and negatively impact our margin.

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

Finally, heightened regulatory and public concerns over consumer protection and consumer safety issues may subject us to additional legal responsibilities and increased scrutiny and negative publicity over these issues, due to the large number of transactions that take place on our platform on a daily basis and the increasing scope of our overall business operations. For example, our merchants are required to adhere to national health and safety standards in terms of the products offered on our platform. Failure to meet these standards could result in fines, suspension of operations, and in more extreme cases, criminal proceedings against our company and/or our merchants, and our business, results of operations and brand image would be negatively affected. Increasing public scrutiny over us, including complaints to regulatory agencies, negative media coverage, and malicious reports, may severely damage our reputation and materially and adversely affect our business and prospects.

If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law provides that e-commerce operators must obtain administrative licenses if the business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on E-commerce” for further details. As of the date of this annual report, no detailed interpretation and implementation rules have been promulgated. Thus, it remains uncertain as to how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. We changed the website of Meilishuo from mogujie.com to mogu.com. We are now updating the related licenses and approvals pursuant to the relevant laws and regulations, and may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. For example, Beijing Meilishikong, one of our PRC consolidated affiliated entities and the operator of the mobile app and website of Meilishuo, has obtained a valid license for the provision of Internet information services, or ICP License, but does not hold a license for the provision of online data processing and transaction processing services (for-profit e-commerce), or EDI License. We do not believe that an EDI License is required for Beijing Meilishikong because Meilishuo is substantially a display platform and does not engage in any online data processing or transaction processing business that would otherwise require an EDI License. In addition, as advised by CM Law Firm, our PRC legal counsel, we do not believe that our provision of sales promotion activities through live video broadcasts will be viewed as provision of internet audio-visual programs to the public which would require a license for providing internet audio-visual program services. We cannot assure you that the relevant PRC government authorities would agree with our conclusions. As of the date of this annual report, we have obtained the License for Online Transmission of Audio-visual Programs. We, however, cannot assure you that the scope specified in our License for Online Transmission of Audio-visual Programs is able to cover all the needs that arise or will arise in our operations from time to time. We are currently applying to expand the scope of our License for Online Transmission of Audio-visual Programs. Should we be required to obtain additional licenses or approvals or be required to expand the scope of the licenses we currently hold, we may not be able to do so in a timely manner or at all. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

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

Additionally, we must continue to upgrade and improve our technology infrastructure to support our business operation. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our business operation. We currently use cloud services and servers operated by Tencent Cloud to store our data, to allow us to analyze a large amount of data simultaneously and to update our user database and user profiles quickly. Any interruption or delay in the functionality of Tencent Cloud may materially and adversely affect the operations of our business.

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

•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

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

We carry a significant goodwill balance on our balance sheet as a result of past business combination, but do not have any material tangible assets. We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 43.8%, 34.1% and 7.6% of our total assets as of March 31, 2018, 2019 and 2020, respectively, as a result of historical business combinations. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations.

In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. We had goodwill impairment of nil, nil and RMB1,382.1 million (US$195.2 million) for the years ended March 31, 2018, 2019 and 2020, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and intangible assets in the future or that such impairments will not be material. For example, if the trading price of our shares continued to be lower than the reporting unit’s carry amount for a prolonged period, which happened during the year ended March 31, 2020, it may be considered as a triggering event for us to perform interim goodwill impairment test and we may need to recognize goodwill and other long-lived assets impairment if the fair value is asserted to be less than their carrying amount. In addition, weaker-than-expected operation results and cash flows performance in the future or other relevant factors could be considered as the indicators of trigger for goodwill impairment and additional impairment may be needed to be recognized in future periods. Any significant impairment losses charged against our goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations. In addition, our lack of material tangible assets may expose us to certain risks, including decreased ability to obtain debt financings or hedge against fluctuations in value of our intangible assets.

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

Our KOLs engage in sales promotion activities through our live video broadcasts and they interact and exchange information with our users and generate and distribute content. However, because a majority of the communications on our platforms is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by KOLs and users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the displaying or publishing of inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations on our platform. We also allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat online platforms that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the e-commerce industry in China. In addition, we notice that some third party is applying to register or has registered trademarks similar to ours in different classes of goods. These trademarks may have the same word element such as “ 蘑菇街 “ or “ 美丽说 “ and may potentially cause consumer confusion and compromise our reputation and brand recognition. However, we cannot be certain that these measures could be effective in defending against such copycat online platforms or third parties. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. For example, third-parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our intellectual property or data and copy our platform, all of which could cause confusion to our users, divert online customers away from our content and products and harm our reputation. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our management and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The number of established LVB hosts and active buyers through LVB on our platform, as well as user time spent on our platform, are calculated using internal company data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each device or account as a separate user for the purposes of calculating our active buyers through LVB, because it may not always be possible to identify people that use more than one device or have set up more than one account. Accordingly, the calculations of our active buyers through LVB may not accurately reflect the actual number of people using our platform.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If users, KOLs and merchants do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and merchants and KOLs may be less willing to allocate their resources or spending to our platform, which could negatively affect our business and operating results.

We have granted, and may continue to grant, share options, restricted shares and other forms of share based incentive awards, which have resulted in and may continue to result in significant share based compensation expenses.

We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of May 31, 2020, options to purchase 18,859,177 ordinary shares as well as 85,171,525 restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of operations and comprehensive loss in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2020 due to material weakness identified. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In the course of preparing and auditing our consolidated financial statements for the years ended March 31, 2018, 2019 and 2020 included in our annual report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of March 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our identified material weakness, we have implemented and plan to implement a number of measures to address the material weakness. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, (ii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience. However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of March 31, 2020. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.”

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first half of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy has already been slowing since 2010. The online retail industry is particularly sensitive to economic downturns, and the macroeconomic environment in China may affect our business and prospects. A prolonged slowdown in the global or Chinese economy may lead to a reduced level of online purchasing activities, which could materially and adversely affect our business, financial condition, and results of operations. In addition, the ongoing trade war between China and the United States and its potential escalation may dampen the economic growth in China and the financial condition of our customers. With the potential decrease in the spending powers of our target customers, we cannot guarantee that there will be no negative impact on our operations. The current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested relating to the regulating of VIE corporate structures. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, which became effective on January 1, 2020. Pursuant to the Implementation Regulations, in the event of any discrepancy between the Foreign Investment law and the Implementation Regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations on the Foreign Investment Law does not stipulate whether contractual arrangements should be deemed as a form of foreign investment. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or our variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or our variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of our variable interest entities and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

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

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, growth has been uneven, both geographically and among various sectors of the economy. The growth also may not continue, as the growth of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on our company. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to our VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic company.

Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, or SAFE Circular 28, which, among other things, stipulates that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make domestic equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations. Even though SAFE Circular 28 allows all foreign-invested enterprises (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Our auditor, the independent registered public accounting firm that issued the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States, which include us.

Proceedings instituted by the SEC against the “big four” China-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Starting in 2011 the “big four” China-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” China-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the “big four” China-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

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

In May 2019, our board of directors authorized the repurchase of up to US$15 million of the ADSs or our ordinary shares over a twelve-month period from May 30, 2019 through May 29, 2020. As of May 31, 2020, 10,456,075 of our ordinary shares were repurchased pursuant to this share repurchase program. In May 2020, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from May 28, 2020 through May 27, 2021. Although our board of directors has authorized share repurchase programs, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

As of May 31, 2020, Mr. Qi Chen, our co-founder, the chairman of our board of directors and our chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 11.2% of our total issued and outstanding share capital and 79.1% of our aggregate voting power as of May 31, 2020. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we intend to follow our home country practice in lieu of the following NYSE corporate governance requirements: (i) having a majority of independent directors on our board of directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we intend to follow our home country practice in lieu of the following NYSE corporate governance requirements: (i) having a majority of independent directors on our board of directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders owning the ADSs or ordinary shares.

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

Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2020 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our principal executive offices are located at Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road, Xihu District, Hangzhou, 310012, People’s Republic of China. Our telephone number at this address is +86 571 8530 8201. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

We are a leading KOL-driven online fashion and lifestyle destination in China. We provide people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. People shop not only to buy, but also for leisure, entertainment and to stay informed of the latest trends. By connecting merchants, KOLs and users together, our platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

Our large base of KOLs is the primary source of the rich and diverse content on our platform, which is mostly in live-streaming format and distills styles and trends, often features products from our merchants and guides our users along their shopping journey from discovery to purchase. We attract merchant partners due to the sizeable user base of our platform, and these merchant partners incentivize and empower our KOLs to produce engaging fashion content by providing the KOLs with their fashion products, which often reflect the latest fashion trends. Our highly engaging content comprises live video broadcasts, short-form videos, photographs, and product reviews. In March 2020, we had live video broadcasts totaling over 3,800 hours on a daily basis. Our users may directly purchase the products promoted or reviewed during a live video broadcast from the LVB hosts by clicking on the links to the products available in the live video broadcast channels. In addition, when a user sees a certain item featured in a live video broadcast or a short-form video, or sees it recommended by a friend or a KOL through a like or share on our platform, the user can directly purchase that item.

Users access our platform primarily through mobile applications, including our flagship Mogujie mobile app, as well as through our Mini Programs on Weixin. Through our strategic partnership with Tencent, one of our principal shareholders and the owner of Weixin and QQ, we also have one of the few dedicated Weixin Pay and QQ Wallet entryways that help direct Tencent’s massive base of users to our platform when they look to fulfill their fashion- and lifestyle-related needs. Our highly engaged user base primarily consists of young females between the ages of 20 and 30. In March 2020, on average, an active buyer through LVB on our platform spent over 71 minutes per day and 21 days per month watching our live video broadcasts, and 90.7% of them repurchased within 30 days of their initial purchase. If an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.

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

Mobile Application

Our mobile applications are designed around LVB functions. When users open our flagship Mogujie mobile app, they are greeted with an intuitive interface, where can conveniently search for and enter their favorite LVB channels. Users can also easily purchase products in the LVB channel, where links to product purchase are embedded and featured on screen. Once inside the channel, our users can interact with each other or the LVB host in real time by typing chat messages, follow or subscribe to LVB hosts, and share any LVB content on social media. In addition, the LVB channels primarily function as a place for product purchase and entertainment, where users can complete fun daily challenges and recommend the LVB channel to their contacts to earn shopping award points and show their appreciation of the LVB host.

Our mobile app also features a content community, where users can browse and share fashion content, discover fashion products and find and follow LVB hosts to their liking. The community also has a “fan wall” comment page function that allows fans to communicate with the LVB hosts they follow outside of LVB streaming time, deepening the long-term interaction between LVB hosts and their fans and boosting content creation. In addition, we have an online shop section in the mobile app where users can directly browse and search for fashion products based on brand, category and product functionality, and can sort product listings by popularity and price.

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

Our KOLs

KOLs are the main creators of the popular and engaging content on our platform, which is mostly in live-streaming format. Among KOLs, our LVB hosts play an especially important role as content creators, because they are very active in streaming content that features appealing fashion products or the latest fashion trends. In their live video broadcasts, our LVB hosts often try out the fashion products they are promoting at various locations, including factory showrooms and brand flagship stores, so that the viewers have a more lively and intuitive experience with such products. Content created by our KOLs helps shape purchasing decisions of users on our platform and encourage social interactions. Other than LVB hosts, our KOLs include celebrities, models, photographers, and other opinion leaders.

We have invested in LVB host incubation programs that help us expand our LVB host talent pool and increase the popularity of LVB hosts. We have a bottom-heavy LVB host tier system, where we attract new LVB hosts from all walks of life to stream on our platform, and we discover and cultivate new LVB hosts with potential for building a large fan base and promoting product sales in the process. We also hold events or competitions, such as the “Duo Hundred” and “Migrating Bird” plans we rolled out in 2019, to discover LVB hosts with good potential in large numbers so that we can focus on incubating them. Leveraging our experience in LVB host incubation, we cultivate and support our LVB hosts in many ways, including user traffic diversion that matches the LVB host’s popularity, continuing guidance on effective viewer interactions during LVB, supply chain support for products sold by the LVB host, user or fan data analytics, branding partnerships with our merchant partners, and otherwise promoting the LVB host in multiple media channels. The growing number of LVB hosts on our platform attests to the success of our LVB host incubation programs. In our internal system, we define LVB hosts who have achieved a certain level of fan following and product sales as established LVB hosts. Established LVB hosts typically possess sticky fan base, professional sales capability, and proven content creation know-how. The number of established LVB hosts increased from 98 to 140 from March 31, 2018 to March 31, 2019, and further to 242 as of March 31, 2020.

Our Users

Our young and engaged user base is the key to our success. Our users are from cities and towns all over China. Most of our active buyers through LVB are females of ages between 20 and 30, who are habitual in viewing live video broadcasts, passionate about the latest fashion and beauty trends, active on social networks, and used to online shopping. Many of our users become fans of certain LVB hosts by following them on our platform. Fans may communicate with and show support to their LVB hosts by commenting on a message wall dedicated to such hosts, where they may also like and respond to other comments, creating a virtual fan club for all participants in the process. Fans who want to help expand the LVB hosts’ fan base may do so by referring the LVB hosts’ channels to other users, who may continue this referral process with more users to rapidly expand the network of fans for the LVB hosts. Certain fans who are especially active in interaction with the LVB hosts may even become the head of their fan base, enjoying privileges such as discount on products.

An increasing number of our users have been purchasing fashion products from our live video broadcasts, as demonstrated by our number of active buyers through LVB, which increased from 1.3 million for the year ended March 31, 2018 to 2.5 million for the year ended March 31, 2019, and further to 3.6 million for the year ended March 31, 2020.

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

We strive to provide our users with the broadest range of high-quality and engaging original content, catering to both popular and niche tastes in fashion and helping users relate to fashion, and our content broadly revolves around different fashion and lifestyle topics, such as fashion and lifestyle tips, try-outs and reviews. We facilitated KOLs and users in generating content on our platform, and the content is available in a variety of multi-media formats, including:

•

Live Video Broadcasts. Live video broadcasts are mostly hosted by our KOLs and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB1.7 billion, or 11.8% of our total GMV for the year ended March 31, 2018, RMB4.1 billion or 23.6% of our total GMV for the year ended March 31, 2019, and RMB7.9 billion (US$ 1.1 million), or 46.2% of our total GMV for the year ended March 31, 2020, respectively. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. While watching these live video broadcasts, users can interact with the LVB hosts in real time through embedded instant messaging tools, and conveniently purchase products promoted by the LVB hosts within the same interface.

•

Short-form Videos. Our KOLs sometimes produce popular, original, short-form videos covering topics such as fashion tips, make-up lessons and lifestyle guides. In addition, our users can also upload short-form videos after the content is vetted by our content screening procedures.

•	Photography. Our users and KOLs upload photographs on our platform to express their opinions and experience on fashion and lifestyle, including global fashion.

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

Our comprehensive and rich content provides us with continuous monetization opportunities. Through products embedded within the content on our platform and social network platforms, we provide marketing services to our merchants and brand partners to enable them to promote their brands and products. See “—Monetization—Marketing Services.”

Creation and Curation

Our KOLs mainly create original fashion content that often feature fashion products. Such content is mostly contained in the live video broadcasts on our platform, which is relevant and interesting to our users. We take pride in having a vibrant online community of KOLs and users who actively contribute original and inspiring fashion content.

Empowered by our AI and big data capabilities, we enable our KOLs to curate personalized fashion content so as to attract targeted audience more effectively and meet their diversified fashion preferences. We study the social and purchasing behaviors of users. Through our automated recommendation algorithm, we integrate our curated content with the most relevant merchandise and make customized recommendation to our users, meeting their different fashion needs and creating a unique and engaging user experience.

Integration with Social Network Platforms

We believe our dynamic user and KOL community contributes to our content base and brings it to life through interactive social network platforms. We distribute our content through all major social communication, social media and content platforms in China and encourage our users to share and repost our content, which amplify our brand image and enable us to reach more potential users. We primarily publish our fashion content through Kuaishou, Douyin, Weixin and QQ and have had our content shared widely across these platforms.

We relentlessly pursue the latest innovative social media marketing tools to make our platform more accessible and enjoyable. We leverage the functions of major social network platforms in China to enable our users to make purchases and refer LVB hosts as part of their social activities. We believe we were one of the pioneers of socially-oriented marketing in China, as we believe we have a proven track record of launching simple and fun social features and other marketing campaigns that have developed into viral internet memes as they were shared and multiplied over social media networks.

Fashion E-commerce

Merchants

Sourcing

We have a dedicated team that is responsible for sourcing merchants. Our product sourcing efforts are influenced by our content, and we source merchants based on our astute understanding of fashion and accurate analysis and prediction of fashion trends.

Once potential merchants are identified and pass our review and assessment process, they are allowed to sell their products or engage a KOL to promote or sell their products on our platform. Our selection mechanism helps to ensure that our merchants are of high standards and good reputation to meet our users’ expectations. We enter into standard service agreements with our merchants, which typically have indefinite terms but may be terminated by either party with 30-day advance notice.

KOL Partnership

The partnership between our merchants and KOLs is mutually beneficial and under our supervision. Our merchants can attract KOLs to our platform due to the strength of their brand, and they also empower our KOLs primarily by providing products for them to promote or sell through their content. Our KOLs, leveraging their popularity with fans, boost the brand image of the merchants by serving as their brand ambassadors in addition to increasing their product sales. Our merchants establish contractual relationship with our KOLs directly.

Our Support

We enable our merchants to open multiple storefronts on our platform to showcase their extensive product offerings. We provide them with software and other platform-wide services, helping them promote their products and facilitate their transactions on our platform. In addition, our sophisticated AI and big data analytic capabilities empower our merchants to identify their target purchasers and better curate and offer tailored products to address the evolving needs and preferences of our users. To facilitate sales of our merchants, we match our merchants with the most suitable KOLs and organize major promotional events regularly on our platform. Lastly, the orders placed through our platform are aggregated before being processed by the merchants, which increases their supply chain effectiveness. Through all these means, we improve the efficiency of our merchants’ operations and marketing efforts and drive their growth.

Featured Products

We give our users the accessibility and freedom to dress in style and confidently express themselves by offering a wide selection of fashion apparel and other lifestyle products, such as beauty products and accessories. We supplement our fashion product offerings with a variety of carefully selected lifestyle products in order capture a broader spectrum of user demands.

While merchants are free to set their own prices on our online platform, prices of products offered on our platform are attractive for our key user demographic. We organize a number of special sales events year-round, such as the anniversary of the founding of our company and China’s online shopping festival on November 11, and on important holidays such as Christmas and Chinese New Year, when our merchants typically offer discounts on their products. We also hold regular promotions for selected products for a limited period of time, such as flash sales events. Special promotions attract bargain hunters and give our users an additional incentive to visit our platform regularly. We have set aside special areas of our online platform for limited time offers at deep discounts. In addition, we offer discounted products to our users under a group purchase model, offering them a varied and fun shopping experience.

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

Our around-the-clock customer service center provides real-time assistance to our massive customer base. Customers can access our sales and after-sales online representatives constantly. We have a dedicated in-house team of customer service representatives. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills. Our commitment to excellent customer services has ensured the high quality of user experience and the strong growth in our customer base.

Payment

In addition to accepting user payment directly on our platform, we cooperate with leading third-party online payment service providers in China, including Weixin Pay, QQ Wallet, Alipay, LianLian Pay and China UnionPay, to enable our buyers to make payments for their purchases easily and efficiently. We are not dependent on any particular provider for online payment services.

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

Marketing Services

We provide various types of marketing services to empower our KOLs and the merchants on our platform to gain more exposure to our users. In particular, KOLs can benefit from our marketing services to attract more fans and to increase their sales volume. We primarily charge marketing service clients on a cost-per-click or cost-per-mille basis.

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

In addition, we promote our platform and enhance our brand awareness through a variety of online and offline marketing and brand promotion activities. We engage passionate and fashionable brand ambassadors and arrange for them to attend marketing and brand promotion campaigns. Our KOLs showcase products on top-tier variety shows, and we sponsor them for branding partnership with our merchant partners. We cooperate with third-party app stores, popular search engines and social media platforms for online and mobile marketing. We also conduct offline marketing primarily in the form of outdoor bulletin boards, magazines, campus promotions and television commercials.

Technology and Infrastructure

The success of our business is supported by our strong technological capabilities that enable us to deliver superior user experience and increase our operational efficiency. Our technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on our platform each day, have created opportunities for continuous improvements in our technology capabilities, empowering reliability, scalability and flexibility. As of March 31, 2020, we had a technology team with approximately 286 engineers, among whom over 180 focus on technology development to support every aspect of our business operation, over 40 focus on algorithm design and development, and over 66 focus on underlying data and technology maintenance.

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

Our LVB hosts are required to register with our platform on a real-name basis. In addition, we require hosts to consent to the terms and conditions set forth in the host agreement of our platform before they can start live video broadcasts. Pursuant to such agreement, each host undertakes not to live video broadcast or otherwise distribute content that violates any PRC laws or regulations or infringes upon the intellectual property rights of any third party, and agrees to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by such host.

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

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, KOLs, third-party merchants and others to protect our proprietary rights. As of March 31, 2020, we own 2 registered patent, 1009 registered trademarks in the PRC, copyrights to 170 software programs developed by us relating to various aspects of our operations, and 196 registered domain names, including mogu.com, mogujie.com and meilishuo.com. One of our registered patents relates to a CAPTCHA method, a type of challenge-response test used in computing to determine whether or not the user is human. This patent has a duration of 20 years and will be valid through to May 16, 2033.

Competition

The fashion retail industry in China is highly competitive and rapidly evolving. Our primary competitors include (i) major e-commerce platforms in China, (ii) major traditional and brick-and-mortar fashion retailers in China, and (iii) social media platforms and content providers in China that cover the fashion and apparel industries.

We compete primarily on the basis of the following factors: (i) our ability to attract, incubate and empower high-quality KOLs, especially LVB hosts, in growing numbers; (ii) the relevance of our fashion-related content for our targeted user base; (iii) our ability to seamlessly connect content with merchandise; (iv) the superior shopping experience on our platform; (v) our large and active user base; (vi) pricing of products sold on our platform; (vii) our ability to attract and retain merchants; (viii) product quality and selection; (ix) brand recognition and reputation; and (x) the experience and expertise of our management team.

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

Regulation

Regulations on Value-added Telecommunication Services

Regulations on Foreign Investment

Investments conducted by foreign investors in the PRC are subject to the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were jointly promulgated by the National Development and Reform Commission and the MOFCOM on June 30, 2019, and became effective on July 30, 2019. The Negative List sets out the special administrative measures stipulated by the State for foreign investment’s access to specific areas, pursuant to which foreign investors would not be allowed to make investments in prohibited industries under the Negative List, while foreign investments must satisfy certain conditions stipulated in the Negative List for investment in the fields that are included in the Negative List. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, or the Foreign Investment Law, which came into effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the enacting and implementation of the Foreign Investment Law may remain their organization forms within five years after the implementation of the Foreign Investment Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors, and the Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

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

On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Regulations, which became effective on January 1, 2020. Under the Implementation Regulations, in the event of any discrepancy between provisions or regulations on foreign investment formulated or promulgated prior to January 1, 2020 and the Foreign Investment Law and the Implementation Regulations, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to shareholding, senior management personnel and other matters in the Negative List. The Foreign Investment Law and the Implementation Regulations do not mention the relevant concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures, and relevant information will be shared by the competent market regulation department to the competent commercial department, and separate report to the commercial department is no longer required.

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

Internet Drug Information Service Qualification Certificate

The Administrative Measures on Internet Drug Information Service was promulgated by the State Food and Drug Administration, or the SFDA (which has now been merged into SAIC) in July 8, 2004 and amended in November 17, 2017 and came into effect on November 17, 2017, pursuant to which the internet drug information services is to provide drug (including medical device) information services to online users; services are divided into commercial internet drug information services and non-commercial internet drug information services. The website operator that provides drugs (including medical devices) information services must obtain an Internet Drug Information Service Qualification Certificate from the competent counterpart of the SFDA. The valid term for an Internet Drug Information Service Qualification Certificate is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant governmental authorities.

Filing by Online Trading Platforms Providing Services for the Distribution of Publications

We are subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. Pursuant to the Regulation on the Protection of the Right to Network Dissemination of Information promulgated by the State Council, a network service provider of information storage, searching and linking services, should remove the link to a work, performance or audio-video product if the work is suspected of infringing on other’s right. The removal should take place promptly by the service provider upon receipt of a notice alleging such infringement issued by the owner of such work or audio-video products. According to the Provisions on the Administration of the Publication Market, an online trading platform that provides services for the distribution of publications shall complete filing procedures with the competent publication administrative authority. An online trading platform is required to examine the identity of the dealers distributing publications through the platform, verify their business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and supervision in accordance with this regulation, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000.

Filing by Third-Party Platforms Providers for Medical Device Online Trading Services

The SFDA promulgated the Measures for the Supervision and Administration of Online Sale of Medical Devices in December 2017, which became effective in March 2018. Pursuant to such measures, a third-party platform providing online trading services for medical devices shall complete filing procedures with the competent provincial food and drug administrative department. According to the measures, a third-party platform that fails to complete the filing in accordance with the measures may be ordered by the competent provincial food and drug administrative department to make rectification within a prescribed time limit, and failure to make such rectification may subject the platform to public exposure of incompliance and a penalty of not exceeding RMB30,000.

Filing by Third-Party Platform Providers for Online Food Trading

In July 2016, the SFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, pursuant to which a third-party platform providing online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number. Where the platform fails to complete such filing, it may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000.

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

Trademark

Trademarks are protected by the Trademark Law of the PRC, which was adopted on August 23, 1982, and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Law and its implementation regulations set forth an application for trademark registration shall be filled in based on the published classification of commodities and services. The description of commodities or services shall be filled in based on the class number and description in the classification of commodities and services; where the commodities or services are not listed in the classification of commodities and services, a statement on the commodities or services shall be attached.

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

On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, which, among other things, stipulates that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make domestic equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law.

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

Regulations on Tax

Regulations on Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which was amended on April 23, 2019, or collectively with the Enterprise Income Tax Law, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

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

According to the Regulations on Administration of Housing Fund promulgated by the State Council on April 3, 1999 and last amended in March 2019, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, a petition may be made to a local court for enforcement.

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
(2)

Each of Messrs. Qi Chen, Yibo Wei and Xuqiang Yue, a director and beneficial owner of the shares of our company, holds 52.44%, 26.72% and 19.84% equity interests in Beijing Meilishikong, respectively. Mr. Yirong Xu, a beneficial owner of the shares of our company, holds the remaining 1% equity interests in Beijing Meilishikong.

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

We are headquartered in Hangzhou, China, and have leased an aggregate of approximately 18.1 thousand square meters of office space in Hangzhou as of March 31, 2020. We also had an aggregate of approximately 0.1 thousand square meters of office space in Beijing as of March 31, 2020. We lease our premises under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2020 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Hangzhou, China	18.1	Office	2 to 3
Beijing, China	0.1	Office	1

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2018, 2019 and 2020 are to the fiscal years ended March 31, 2018, 2019 and 2020, respectively.

A.	Operating Results

Overview

We are a leading KOL-driven online fashion and lifestyle destination in China. We have scaled our GMV rapidly. In our operations, we monitor the number of our GMV associated with LVB, number of active buyers through LVB and number of established LVB hosts on a regular basis, as they are, among other things, drivers of our revenue and metrics to help us evaluate the current performance of the business. A significant dip in any of these metrics will usually prompt remedial actions from us to keep our business on the right track.

Our GMV associated with LVB was RMB1.7 billion, RMB4.1 billion and RMB7.9 billion for the years ended March 31, 2018, 2019 and 2020, respectively. Our active buyers through LVB were 1.3 million, 2.5 million and 3.6 million for the years ended March 31, 2018, 2019 and 2020, respectively. Our established LVB hosts were 98, 140 and 242 as of March 31, 2018, 2019 and 2020, respectively.

Our total GMV was RMB14.7 billion, RMB17.4 billion and RMB17.1 billion for the years ended March 31, 2018, 2019 and 2020, respectively. Our total revenues were RMB973.2 million, RMB1,074.3 million and RMB835.3 million (US$118.0 million) for the years ended March 31, 2018, 2019 and 2020, respectively.

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

While our business is influenced by general factors affecting our industry in China generally, we believe our results of operations are more directly affected by the following specific factors, including:

•	our ability to expand our user base, in particular our active buyers through LVB, and strengthen our user engagement;

•	our ability to recruit more high-quality LVB hosts and improve the performance and popularity of existing LVB hosts;

•	our ability to boost user purchases from our LVB hosts;

•	our ability to use our KOLs and content to drive transactions for our merchants and brand partners;

•	our ability to further diversify our monetization channels and enhance our monetization capabilities;

•	our ability to effectively manage our sales and marketing efficiency;

•	our ability to attract and retain talents and develop our technological infrastructure;

•	our ability to effectively control our costs and operating expenses;

•	our ability to make strategic acquisitions and investments; and

•	our ability to maintain partnerships with key strategic partners.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery. During the first quarter of 2020, COVID-19 caused delays in the delivery of the merchandise sold on our e-commerce platforms, but our merchandise delivery timing was gradually returning to normal in the second quarter of 2020. In addition, due to the prolonged quarantine measures enforced during the pandemic, consumers’ need for fashion merchandise was substantially reduced, leading to lower user traffic and transaction volume on our platform. In the event that this pandemic cannot be effectively and timely contained, such trend may continue and further impact our user traffic, transaction volume and merchandise delivery, which will adversely affect our financial performance. Consequently, the COVID-19 outbreak has adversely impacted our operating results in the first half of calendar year 2020, and it may adversely affect our business operations, financial condition and operating results for the rest of fiscal year 2021, including but not limited to negative impact on our revenues and GMV.

To counter the adverse impact of COVID-19, we implemented cost-saving measures during the first half of 2020, which primarily included temporary cutback on sales and marketing expenses and employee headcount optimization focused on our research and development personnel.

There remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for the period beyond fiscal year 2021 cannot be reasonably estimated at this time.

As of March 31, 2020, our cash and cash equivalents was RMB856.6 million (US$121.0 million) and our short-term investments was RMB238.0 million (US$33.6 million). We believe this level of liquidity is sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	416,335	42.8	507,728	47.3	438,274	61,896	52.5
Marketing services revenues	476,608	49.0	395,747	36.8	243,081	34,330	29.1
Other revenues	80,264	8.2	170,803	15.9	153,959	21,743	18.4

Total revenues	973,207	100.0	1,074,278	100.0	835,314	117,969	100.0

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

Other revenues. Our other revenues primarily consist of financing solutions, online direct sales, technology services and others.

Costs and expenses

The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(317,725)	17.4	(313,788)	19.0	(293,757)	(41,486)	10.1
Sales and marketing expenses	(747,928)	41.1	(743,732)	45.1	(613,183)	(86,598)	21.1
Research and development expenses	(289,274)	15.9	(236,446)	14.4	(171,137)	(24,169)	5.9
General and administrative expenses	(100,105)	5.5	(168,379)	10.2	(128,152)	(18,099)	4.4
Amortization of intangible assets	(384,555)	21.1	(194,874)	11.8	(331,294)	(46,788)	11.4
Goodwill impairment	—	—	—	—	(1,382,149)	(195,197)	47.5
Other income, net	18,961	(1.0)	8,761	(0.5)	11,472	1,620	(0.4)

Total costs and expenses	(1,820,626)	100.0	(1,648,458)	100.0	(2,908,200)	(410,717)	100.0

Cost of revenues. Costs of revenues primarily consist of payroll costs (including share-based compensation expenses), information technology related expenses, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

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

Amortization of intangible assets. We incur expenses for the amortization of our intangible assets, which primarily consist of our merchant resources, brand, strategic business resources, technology that were acquired in our business combination with Meilishuo in 2016 and the amortization of the intangible assets recorded as a result of the new business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2020, the net carrying amount of our intangible assets was RMB813.0 million (US$114.8 million) which primarily consist of the carrying value of the new business cooperation agreement that we entered into with Tencent in July 2018.

Goodwill impairment. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in our business combination with Meilishuo. For the year ended March 31, 2020, a goodwill impairment expense of RMB1,382.1 million (US$195.2 million) was recorded. For further information, see Note 13 to our consolidated financial statements included elsewhere in this annual report.

Other income, net. Other income, net primarily consists of government grants, gains/(losses) on disposal of equipment, compensation cost on rental contracts termination, exchange gain/(loss) and others.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income in fiscal years 2018, 2019 and 2020.

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

Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of our consolidated variable interest entities, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. The HNTE certificates of Hangzhou Shiqu, Hangzhou Juangua were renewed in 2019 and are valid for another three years from 2019 to 2021.

On November 30, 2018, Hangzhou Juandou Network Co., Ltd., or Hangzhou Juandou, a subsidiary of Hangzhou Juangua, obtained its HNTE certificate with a valid period of three years. Therefore, Hangzhou Juandou is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent that it has taxable income under the EIT Law and as long as it maintains the HNTE qualification and duly conducts relevant filing procedures under the EIT Law with the relevant tax authority.

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

	For the Year Ended March 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	416,335	42.8	507,728	47.3	438,274	61,896	52.5
Marketing services revenues	476,608	49.0	395,747	36.8	243,081	34,330	29.1
Other revenues	80,264	8.2	170,803	15.9	153,959	21,743	18.4

Total revenues	973,207	100.0	1,074,278	100.0	835,314	117,969	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(317,725)	(32.6)	(313,788)	(29.2)	(293,757)	(41,486)	(35.2)
Sales and marketing expenses(1)	(747,928)	(76.9)	(743,732)	(69.2)	(613,183)	(86,598)	(73.4)
Research and development expenses(1)	(289,274)	(29.7)	(236,446)	(22.0)	(171,137)	(24,169)	(20.5)
General and administrative expenses(1)	(100,105)	(10.3)	(168,379)	(15.7)	(128,152)	(18,099)	(15.3)
Amortization of intangible assets	(384,555)	(39.5)	(194,874)	(18.1)	(331,294)	(46,788)	(39.7)
Goodwill impairment	—	—	—	—	(1,382,149)	(195,197)	(165.5)
Other income, net	18,961	1.9	8,761	0.8	11,472	1,620	1.4

Loss from operations	(847,419)	(87.1)	(574,180)	(53.4)	(2,072,886)	(292,748)	(248.2)
Interest income	33,464	3.4	33,700	3.1	29,312	4,140	3.5
Gain/(loss) from investments, net	172,219	17.7	31,236	2.9	(66,550)	(9,399)	(8.0)

Loss before income tax and share of results of equity investee	(641,736)	(65.9)	(509,244)	(47.4)	(2,110,124)	(298,007)	(252.7)
Income tax benefits	88,665	9.1	17,217	1.6	590	83	0.1
Share of results of equity investee	(4,982)	(0.5)	5,752	0.5	(114,104)	(16,115)	(13.7)

Net loss	(558,053)	(57.3)	(486,275)	(45.3)	(2,223,638)	(314,039)	(266.3)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(4,619)	(13,916)	2,747	388
Sales and marketing expenses	(2,450)	(9,558)	(7,927)	(1,120)
Research and development expenses	(6,016)	(15,161)	(9,265)	(1,308)
General and administrative expenses	(3,751)	(64,433)	(17,740)	(2,505)

Total	(16,836)	(103,068)	(32,185)	(4,545)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and our consolidated variable interest entities for the years and as of the date indicated:

	Revenues(1)			Total Assets(1)
	For the Year Ended March 31,			As of March 31, 2020
	2018	2019	2020
MOGU Inc. and its wholly-owned subsidiaries	70.5%	88.7%	88.6%	73.2%
Consolidated variable interest entities	29.5%	11.3%	11.4%	26.8%

Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the consolidated variable interest entities.

We migrated the operations of some of our businesses from our consolidated VIEs to our wholly-owned subsidiaries in the PRC in order to minimize any risks associated with our VIE corporate structure. For this reason, the revenue contribution of our consolidated VIEs decreased significantly between the years ended March 31, 2018 and March 31, 2019.

Year ended March 31, 2020 compared to year ended March 31, 2019

Revenues

Our revenues decreased by 22.2% from RMB1,074.3 million in the year ended March 31, 2019 to RMB835.3 million (US$118.0 million) in the year ended March 31, 2020. This decrease was primarily attributable to the restructuring of our business mix towards a KOL-driven, LVB-focused business model and the negative impact on user purchase willingness from the outbreak of COVID-19 during the first quarter of 2020.

Our commission revenues decreased by 13.7% from RMB507.7 million in the year ended March 31, 2019 to RMB438.3 million (US$61.9 million) in the year ended March 31, 2020, primarily attributable to the slowdown in the marketplace business, offsetting by the significant growth of the LVB business, which continues to generate a stable commission rate, and was in line with the continued strong growth in GMV associated with LVB from RMB4.1 billion for the year ended March 31, 2019 to RMB7.9 billion for the year ended March 31, 2020.

Our revenues from marketing services decreased by 38.6% from RMB395.7 million in the year ended March 31, 2019 to RMB243.1 million (US$34.3 million) in the year ended March 31, 2020, primarily due to restructuring of our business mix towards our LVB business and the outbreak of COVID-19 during the first quarter of 2020.

Other revenues decreased by 9.9% from RMB170.8 million in the year ended March 31, 2019 to RMB154.0 million (US$21.7 million) in the year ended March 31, 2020, primarily attributable to a decrease in technology supporting services we provided to our equity investee during the same quarter last fiscal year when they had not established their back office technology supporting functions.

Costs and expenses

Our total costs and expenses increased by 76.4% from RMB1,648.5 million in the year ended March 31, 2019 to RMB2,908.2 million (US$410.7 million) in the year ended March 31, 2020. The increase was primarily due to increases in goodwill impairment and amortization of intangible assets, which were partially offset by decreases in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Cost of revenues. Our costs of revenues decreased by 6.4% from RMB313.8 million in the year ended March 31, 2019 to RMB293.8 million (US$41.5 million) in the year ended March 31, 2020. The decrease was primarily due to decreases in payment handling costs and payroll costs which included a reversal of share-based compensation expenses previously recognized. The decreases were partially offset by an increase in IT-related expenses associated with the LVB business.

Sales and marketing expenses. Our sales and marketing expenses decreased by 17.6% from RMB743.7 million in the year ended March 31, 2019 to RMB613.2 million (US$86.6 million) in the year ended March 31, 2020. The decrease was primarily attributable to COVID-19-induced cutback on spending on user acquisition activities and user incentive programs, which were partially offset by an increase in branding and marketing activities.

Research and development expenses. Our research and development expenses decreased by 27.6% from RMB236.4 million in the year ended March 31, 2019 to RMB171.1 million (US$24.2 million) in the year ended March 31, 2020, primarily due to a decrease in headcount as a result of the headcount optimization we conducted to counter the negative effect of COVID-19.

General and administrative expenses. Our general and administrative expenses decreased by 23.9% from RMB168.4 million in the year ended March 31, 2019 to RMB128.2 million (US$18.1 million) in the year ended March 31, 2020. The increase was primarily due to the reversal of share-based compensation expenses.

Amortization of intangible assets. Our amortization of intangible assets increased by 70.0% from RMB194.9 million in the year ended March 31, 2019 to RMB331.3 million (US$46.8 million) in the year ended March 31, 2020 as a result of an increase in the amortization of intangible assets recorded as a result of the business cooperation agreement that MOGU entered into with Tencent which became effective from April 2019 and the broadcasting license acquired.

Goodwill impairment. We recorded a goodwill impairment expense of RMB1,382.1 million (US$195.2 million) for the year ended March 31, 2020, primarily due to weaker-than-expected overall operation results for a prolonged period resulting from the repositioning of our business trategy towards building a KOL-driven, LVB-focused interactive e-commerce model and an increasingly competitive market environment.

Other income, net. Our other net income increased by 30.9% from RMB8.8 million in the year ended March 31, 2019 to RMB11.5 million (US$1.6 million) in the year ended March 31, 2020, primarily due to the decrease in the exchange loss. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from foreign exchange loss in the year ended March 31, 2019 of RMB7.1 million to a foreign exchange loss in the year ended March 31, 2020 of RMB4.1 million (US$0.6 million).

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB2,072.9 million (US$292.7 million) in the year ended March 31, 2020, compared to loss from operations of RMB574.2 million in the year ended March 31, 2019.

Other gains

Interest income. Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income was RMB29.3 million (US$4.1 million) in the year ended March 31, 2020, compared to RMB33.7 million in the year ended March 31, 2019.

Gain/(Loss) from investments, net. We had a loss from investments of RMB66.6 million (US$9.4 million) in the year ended March 31, 2020 as compared to a gain from investments of RMB31.2 million in the year ended March 31, 2019, primarily because we provided for full impairment against our investment in JM Weshop (Cayman) Inc. (“JM Weshop”), which was a joint venture we established with JD.com, Inc. in early 2018, as the business of JM Weshop was terminated as of December 31, 2019.

Income tax benefit

We recorded income tax benefit of RMB0.6 million (US$83 thousand) in the year ended March 31, 2020, compared to RMB17.2 million in the year ended March 31, 2019. The decrease was primarily due to the decrease in reversed deferred tax liabilities relating to intangible assets arisen from our historical acquisitions of other businesses, which was partially offset by deferred tax liability recognized for the acquisition of broadcasting license in August 2019. In addition, our goodwill impairment expense of RMB1,382.1 million (US$195.2 million) in the year ended March 31, 2020 increased our loss. As a result, our effective tax rate decreased to 0.0% in the year ended March 31, 2020 compared with 3.0% in the year ended March 31, 2019.

Share of results of equity investee

We recorded share of results of equity investee of negative RMB114.1 million (US$16.1 million) in the year ended March 31, 2020, compared to positive RMB5.8 million in the year ended March 31, 2019. The change was primarily due to the share of the significant loss of JM Weshop in the year ended March 31, 2020, which was mainly caused by the amortization and the impairment of an intangible asset in relation to its business corporation agreement with Tencent.

Net loss

As a result of the foregoing, we incurred net loss of RMB2,223.6 million (US$314.0 million) in the year ended March 31, 2020, compared to a net loss of RMB486.3 million in the year ended March 31, 2019.

Year ended March 31, 2019 compared to year ended March 31, 2018

Revenues

Our revenues increased by 10.4% from RMB973.2 million in the year ended March 31, 2018 to RMB1,074.3 million in the year ended March 31, 2019. This increase was primarily attributable to the increases in commission revenues and other revenues, which were partially offset by a decrease in revenues from marketing services. We recently embarked on a number of new business initiatives, including focusing our platform on the provision of fashion content in rich media formats and our emphasis on live-video broadcasts and other engaging socially-oriented sales methods. Since these business initiatives have only been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, that they will bring to our financial prospects. As a result, we cannot reasonably predict the future trends of our commission revenues, our marketing service revenues or our total revenues.

Our commission revenues increased by 22.0% from RMB416.3 million in the year ended March 31, 2018 to RMB507.7 million in the year ended March 31, 2019, primarily attributable to the growth in our GMV from 14.8 billion in fiscal year 2018 to 17.4 billion in fiscal year 2019 and a slightly higher average commission rate in fiscal year 2019.

Our revenues from marketing services decreased by 17.0% from RMB476.6 million in the year ended March 31, 2018 to RMB395.7 million in the year ended March 31, 2019, primarily due to our decision to strategically increase our focus on the live video broadcast businesses as an effective and efficient content format to improve user engagement and experience, which affected the amount of marketing service properties available on our platform and the number of our marketing services customers.

Other revenues increased by 112.8% from RMB80.3 million in the year ended March 31, 2018 to RMB170.8 million in the year ended March 31, 2019, primarily attributable to the growth of our trial business on online direct sales of beauty products and our financing solutions to users and merchants.

Costs and expenses

Our total costs and expenses decreased by 9.5% from RMB1,820.6 million in the year ended March 31, 2018 to RMB1,648.5 million in the year ended March 31, 2019. The decrease was primarily due to decreases in amortization of intangible assets, research and development expenses, sales and marketing expenses and cost of revenues, which were partially offset by increased general and administrative expenses.

Cost of revenues. Our costs of revenues decreased by 1.2% from RMB317.7 million in the year ended March 31, 2018 to RMB313.8 million in the year ended March 31, 2019. The decrease was primarily due to the decreased depreciation expenses as we disposed of our servers when we switched to a third-party cloud-based network infrastructure in fiscal year 2018 and the decreased rental and logistics expenses, which were partially offset by the increased online direct sales cost in fiscal year 2019.

Sales and marketing expenses. Our sales and marketing expenses decreased by 0.6% from RMB747.9 million in the year ended March 31, 2018 to RMB743.7 million in the year ended March 31, 2019. The decrease was primarily due to lower spending on customer incentive programs, which was offset by higher spending on branding expenses and user acquisition expenses.

Research and development expenses. Our research and development expenses decreased by 18.3% from RMB289.3 million in the year ended March 31, 2018 to RMB236.4 million in the year ended March 31, 2019, primarily due to the decrease in payroll costs in line with the decreased headcounts of our research and development personnel.

General and administrative expenses. Our general and administrative expenses increased by 68.2% from RMB100.1 million in the year ended March 31, 2018 to RMB168.4 million in the year ended March 31, 2019. The increase was primarily due to an increase in share-based compensation expenses.

Amortization of intangible assets. Our amortization of intangible assets decreased by 49.3% from RMB384.6 million in the year ended March 31, 2018 to RMB194.9 million in the year ended March 31, 2019 as a result of a decrease in amortization of the intangible assets of an acquired company which was fully amortized in February 2018 and was partially offset by an increase in the amortization of the intangible assets recorded as a result of the new business cooperation agreement that we entered into with Tencent in July 2018.

Other income, net. Our other net income decreased by 53.8% from RMB19.0 million in the year ended March 31, 2018 to RMB8.8 million in the year ended March 31, 2019, primarily due to a decrease in disposal gain of the servers when we switched to a third-party cloud-based network infrastructure in the year ended March 31, 2018, which was partially offset by government grants we received in the year ended March 31, 2019. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from a foreign exchange gain in the year ended March 31, 2018 of RMB8.8 million to a foreign exchange loss in the year ended March 31, 2019 of RMB7.1 million.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB574.2 million in the year ended March 31, 2019, compared to loss from operations of RMB847.4 million in the year ended March 31, 2018.

Other gains

Interest income. Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income remained relatively the same from RMB33.5 million in the year ended March 31, 2018 to RMB33.7 million in the year ended March 31, 2019.

Income tax benefit

We recorded income tax benefit of RMB17.2 million in the year ended March 31, 2019, compared to RMB88.7 million in the year ended March 31, 2018. The decrease was primarily due to the decrease in reversed deferred tax liabilities relating to intangible assets arisen from our historical acquisitions of other businesses.

Share of results of equity investee

We recorded share of results of equity investee of positive RMB5.8 million in the year ended March 31, 2019, compared to negative RMB5.0 million in the year ended March 31, 2018.

Net loss

As a result of the foregoing, we incurred net loss of RMB486.3 million in the year ended March 31, 2019, compared to net loss of RMB558.1 million in the year ended March 31, 2018.

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

Before the adoption of ASU No. 2017-04 Intangibles — Goodwill and Other (Topic 350), if the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. We early adopted ASU No. 2017-04 for the year ended March 31, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

As of March 31, 2018, 2019 and 2020, we only had one reporting unit, which was the domestic business reporting unit. The goodwill balance of RMB1,568.7 million as of March 31, 2018 and 2019 and the balance of RMB186.5 million (US$26.3 million) as of March 31, 2020 mainly arose from the acquisition of Meiliworks Limited in February 2016. Goodwill is attributable to the synergies expected from the combined operations of Meiliworks Limited and us, the assembled workforce, and their knowledge and experience in the domestic e-commerce business and the amount is attributable to the domestic business reporting unit.

We performed impairment test on the goodwill on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the goodwill might be impaired. Considering qualitative factors that we were suffering from accumulated loss and operating cash outflow, we concluded that two-step goodwill impairment tests were required as of March 31, 2018 and 2019.

In estimating the fair value of the domestic business reporting unit in the first step of the impairment test, both income approach and market approach valuation method were used where significant judgment was required. In using the income approach methodology of valuation, we determined the fair value of the domestic business reporting unit based on cash flow projection of the reporting unit until the year ended March 31, 2024 with a terminal value related to the future cash flows extrapolated beyond the year ended March 31, 2024 using an expected future growth rate. Key assumptions used to determine the fair value of the domestic business reporting unit included annual revenue growth rates and earning before interests and income tax (“EBIT”) margins, discount rates, and expected future growth rates beyond forecast period. The revenue growth rates used were estimated based on past experience, current industry environment and forecasts of future market developments, and did not exceed the long-term average growth rates of the industry we operate. We estimated budgeted EBIT margins based on past experience and forecasts of future market developments. The discount rate used by us was the weighted average cost of capital that was able to reflect the risks. The expected future growth rates beyond forecast period were estimated based on the long-term inflation rate of China.

As of March 31, 2018, in using the market approach methodology of valuation, we made judgments related to the selection of comparable businesses.

As of March 31, 2019, in addition to using the income approach methodology of valuation, we also estimated the fair value of the domestic business reporting unit with reference to our quoted market price on the measurement date.

Based on the result of the goodwill impairment testing, the estimated fair value of the domestic business reporting unit exceeded its carrying amount by approximately 313% and 239% as of March 31, 2018 and 2019, respectively. Therefore, the second step of the impairment test for the domestic business reporting unit is not necessary and no impairment of goodwill related to the domestic business reporting unit was recognized during the years ended March 31, 2018 and 2019.

For the quarter ended December 31, 2019, due to the increasing competitive market environment related to our marketplace business as well as the impact from the transition of the upgrade of our marketplace business model, the overall operation performance of us had been weaker than our forecast for two consecutive quarters as measured by both the revenue and results of operations. Also considering other various factors, including but not limited to the prolonged period of our lower market prices as compared with the carrying value of our reporting unit as well as the level of the uncertainty associated with our ongoing upgrade of the marketplace business model, we concluded the existence of the triggering events which required us to perform an interim goodwill impairment test on December 31, 2019.

When performing the interim goodwill impairment test, we estimated the fair value of the domestic business reporting unit using the income approach methodology of valuation where significant judgements and estimates were applied. We determined the fair value of the domestic business reporting unit based on cash flow projection of the reporting unit until the year ended March 31, 2026 with a terminal value related to the future cash flows extrapolated beyond the year ended March 31, 2026 using an expected future growth rate. Key assumptions used to determine the fair value of the domestic business reporting unit included annual revenue growth rates and earning before interests and income tax (“EBIT”) margins, discount rates, and expected future growth rates beyond forecast period. The revenue growth rates used were estimated based on past experience, current industry environment and forecasts of future market developments, and did not exceed the long-term average growth rates of the industry we operate. We estimated budgeted EBIT margins based on past experience and forecasts of future market developments. The discount rate used by us was the weighted average cost of capital that was able to reflect the risks. The expected future growth rates beyond forecast period were estimated based on the long-term inflation rate of China.

Based on the result of the interim goodwill impairment testing as of December 31, 2019, we recognized a goodwill impairment with the amount of RMB1,382.1 million (US$195.2 million), being the difference between the fair value and carrying value of the domestic business reporting unit.

The outbreak of COVID-19 pandemic in 2020 has brought significant volatilities in the secondary markets. As of March 31, 2020, our market capitalization was significantly below the carrying value of our reporting unit. We have assessed and believed that the decline of our market capitalization which was consistent with declines experienced by our peer companies within our industry was resulted by the distressed market caused by the COVID-19, and our market capitalization was hence not considered reflective of the underlying value of our reporting unit. Therefore, when determining the fair value of our domestic business reporting unit in the annual goodwill impairment test, we used the income approach methodology of valuation instead of using our market capitalization.

Based on the result of annual impairment testing as of March 31, 2020, the estimated fair value of the domestic business reporting unit exceeded its carrying amount by approximately 13% as of March 31, 2020. As a result, there was no additional impairment of goodwill as of March 31, 2020.

In addition, we have further analyzed and concluded that, in addition to the decline of our market capitalization in the distressed market caused by the COVID-19, the difference between the fair value of the reporting unit and our market capitalization is attributable to the control premiums that are not reflected in our quoted market price.

Our overall business growth may continue to be negative, and our revenues may further decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. These may materially and adversely affect our business performance and results of operations, which could reasonably be expected to negatively affect the key assumptions used. As of March 31, 2020, we performed the sensitivity analysis based on the key assumptions during the forecast period as below:

If the revenue growth rates used in the cash flow projection had been 3% lower than our estimate as of March 31, 2020, the fair value of the reporting unit would have been RMB244,652 lower, but no impairment would have been recognized against the amount of goodwill.

If the EBIT margins used in the cash flow projection had been 10% lower than our estimate as of March 31, 2020, the fair value of the reporting unit would have been RMB159,563 lower, but no impairment would have been recognized against the amount of goodwill.

If the discount rates applied to the cash flow projection had been 10% higher than our estimate as of March 31, 2020, the fair value of the reporting unit would have been RMB255,461 lower, but no impairment would have been recognized against the amount of goodwill.

We continue to consider various factors in determining whether goodwill should be tested for impairment during interim periods. However, a weaker-than-expected operation results and cash flows performance in the future or other relevant factors, including the duration and significance of the difference between our market capitalization and carrying value, could be considered as the indicators of trigger for interim goodwill impairment test and additional impairment may be needed to recognize in the future periods.

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

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to performance obligations that we have not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was nil as we have settled all volume refund to the merchants as of March 31, 2020.

Investments

Our investments include equity method investment and available-for-sale security investments.

We have investments in privately held companies. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures”, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, our share of the post-acquisition profits or losses of the equity investee are recorded in share of results of equity investee in the Consolidated Statements of Operations and Comprehensive Loss and our share at post-acquisition movements in accumulated other comprehensive income in relation to foreign currency translation adjustment is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the our share of losses in the equity investee equals or exceeds its interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

Investments in debt securities and investments in equity securities that have readily determinable fair value are accounted for as available-for-sale security investments, and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

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

Fair value measurement of available-for-sale debt securities

We determined the fair value of our available-for-sale debt securities by using market approach or income approach.

As for market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as the observable price changes based on the recent transactions of the securities, or similar securities that we hold. The significant unobservable inputs adopted in the valuation as of March 31, 2018, 2019 and 2020 are as following:

	For the years ended March 31,
	2018	2019	2020
Lack of marketability discount	30%	30%	30%
Risk-free rate	2.57%-3.74%	2.25%-2.60%	0.3%~2.29%
Expected volatility	40%-43.34%	45%-52.68%	42%~54%
Revenue multiple	2.68	2.80-18.74	5.09~11.18
Net profit multiple	—	21.23	8.95

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of March 31, 2020 are as following:

Unobservable Inputs
Revenue growth rate	12%~217%
Weighted average cost of capital	20%
Lack of marketability discount	30%
EBIT margin rate	(29.5%)~27.3%

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

Valuation of stock options

We use the binominal option pricing model to estimate the fair value of stock options. The assumptions used to value our option grants were as follows:

	For the Year Ended March 31,
	2018	2020
Expected term	10 years	10 years
Expected volatility	47.49%	39.93%
Exercise multiple	2.2 - 2.8	2.2
Expected dividend yield	—	—
Risk-free interest rate	2.4%	1.67%
Expected forfeiture rate (post vesting)	3% for staff 0% for management	3% for staff 0% for management
Fair value of the underlying shares on the date of option grants (US$)	0.45	0.10
Fair value of share option (US$)	0.14	0.09

The fair value of each of our ordinary shares decreased from US$0.45 as of June 30, 2017 to US$0.10 as of September 30, 2019. The decrease in fair value of our ordinary shares was attributable to the declined price of our ordinary shares in the open market.

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

Loan receivables, net

Loan receivables represent the funds extended by the us to qualified merchants and users through our factoring arrangements. The loan periods generally range from 1 month to 12 months. The loan receivables are measured at amortized cost and net of allowance for doubtful accounts.

We consider many factors in assessing the collectability of its loan receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the borrowers, to determine the allowance percentage of the overdue balances. We adjust the allowance balance periodically when there are significant differences between estimated and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined probable.

If the loan receivable with allowance for doubtful accounts is subsequently collected, the previously recognized allowance for doubtful accounts is reversed. The amount of reversal is recognized in the Consolidated Statements of Operations and Comprehensive Loss.

Recently Issued Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent accounting pronouncements” to our consolidated financial statements, which are included in this annual report beginning on page F-1.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(314,862)	(325,808)	(311,789)	(44,033)
Net cash provided by/(used in) investing activities	340,461	(82,836)	(113,150)	(15,980)
Net cash provided by/(used in) financing activities	7,136	414,872	(29,332)	(4,142)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(78,833)	46,091	33,929	4,791

Net (decrease)/increase in cash and cash equivalents and restricted cash	(46,098)	52,319	(420,342)	(59,364)
Cash and cash equivalents and restricted cash at beginning of year	1,271,495	1,225,397	1,277,716	180,448

Cash and cash equivalents and restricted cash at end of year	1,225,397	1,277,716	857,374	121,084

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2018, 2019 and 2020, our cash and cash equivalents were RMB1,224.4 million, RMB1,276.7 million and RMB856.6 million (US$121.0 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2018, 2019 and 2020, our short-term investments were RMB130.0 million, RMB212.0 million and RMB238.0 million (US$33.6 million), respectively. Short-term investments consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.

The outbreak of the COVID-19 pandemic has adversely impacted our financial positions, results of operations and cashflows in the first quarter of fiscal year 2021, and it potentially has continuous impacts in the subsequent periods. The duration of and the extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted at this time. However, based on the assessment on our liquidity and financial positions, we believe that our current cash and cash equivalents and short-term investments will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of March 31, 2020, 59.0%, 31.5% and 9.5% of our cash and cash equivalents were held in China, Hong Kong and the Cayman Islands, respectively, of which 41.0% were denominated in U.S. dollars and 59.0% were denominated in Renminbi. As of March 31, 2020, all of our short-term investments were held in China and denominated in Renminbi. Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in the year ended March 31, 2020 was RMB311.8 million (US$44.0 million). The difference between net cash used in operating activities and net loss of RMB2,223.6 million (US$314.0 million) in the same period was primarily attributable to a decrease of RMB74.3 million (US$10.5 million) in accruals and other current liabilities, which was offset by a decrease of RMB61.2 million (US$8.6 million) in prepayments and other current assets. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in the year ended March 31, 2020 consist of a goodwill impairment expense of 1,382.1 million (US$195.2 million), depreciation and amortization of RMB338.5 million (US$47.8 million), share of results of equity investee of RMB114.1 million (US$16.1 million), net loss from investments of RMB66.6 million (US$9.4 million), and share-based compensation expenses of RMB32.2 million (US$4.5 million).

Net cash used in operating activities in the year ended March 31, 2019 was RMB325.8 million. The difference between net cash used in operating activities and net loss of RMB486.3 million in the same period was primarily due to a decrease of RMB134.8 million in accruals and other current liabilities, primarily as a result of the impact of the change in the fund settlement process, where payments made by users for products sold on our platform no longer went through our bank account before reaching the accounts of merchants, and the decrease in deposits from merchants as a result of termination of business with inactive merchants. Such difference was partially offset by a decrease of RMB28.6 million in prepayments and other current assets primary for the collection of value-added tax receivables. The principal non-cash items affecting the difference between our net loss in the year ended March 31, 2019 and our net cash used in operating activities in the year ended March 31, 2019 were RMB206.4 million in depreciation and amortization, RMB103.1 million in share-based compensation expenses and RMB31.2 million in investment gain.

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

Investing activities

Net cash used in investing activities in the year ended March 31, 2020 was RMB113.2 million (US$16.0 million), primarily due to purchases of property, equipment and software and intangible assets of RMB62.9 million (US$8.9 million), cash paid for available-for-sale debt securities of RMB15.6 million (US$2.2 million) and purchase of short-term investments of RMB26 million (US$3.7 million).

Net cash used in investing activities in the year ended March 31, 2019 was RMB82.8 million, primarily due to purchase of short-term investments.

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

Financing activities

Net cash used in financing activities in the year ended March 31, 2020 was RMB29.3 million (US$4.1 million), primarily attributable to proceeds withdrawn by employees for deemed exercise of stock options and cash payment for share repurchases.

Net cash provided by financing activities in the year ended March 31, 2019 was RMB414.9 million, primarily attributable to proceeds from the initial public offering of our ADSs.

Net cash provided by financing activities in fiscal year 2018 was RMB7.1 million, primarily due to proceeds from the deemed exercise of certain share options.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as intangible assets. Our capital expenditures were RMB5.6 million in fiscal year 2018, RMB20.0 million in fiscal year 2019 and RMB62.9 million (US$8.9 million) in fiscal year 2020. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated variable interest entities and their subsidiaries in China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated variable interest entities may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were RMB5,144.6 million (US$726.6 million) as of March 31, 2020.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2020:

	Payment due by March 31,
	Total	2021	2022
Operating lease obligations(1)	47,581	26,213	21,368

Total	47,581	26,213	21,368

Note:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering various facilities.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2020.

G.	Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	38	Co-founder, Chairman of the Board of Directors and Chief Executive Officer
Xuqiang Yue	38	Co-founder, Director and Chief Operating Officer
Yibo Wei	38	Co-founder and Director
Andrew Hong Teoh	43	Independent Director
Shengwen Rong	52	Independent Director
Huiqing Wang	37	Financial Controller

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

Mr. Xuqiang Yue is our co-founder and has served as our director since November 2011 and chief operating officer since June 2011. Mr. Yue has extensive knowledge of internet companies and the technology industry. Prior to co-founding Mogujie, Mr. Yue worked at Taobao.com from February 2004 to March 2011, first as a programmer and later as a senior system architect. Mr. Yue received his bachelor’s degree in computer science from Hangzhou Dianzi University.

Mr. Yibo Wei is our co-founder and has served as our director since November 2011. Mr. Wei has significant experience in business operations of technology companies. Prior to co-founding Mogujie, Mr. Wei worked at ZTE Corporation, a leading global provider of telecommunications equipment and systems, for six years from 2004 to 2010. During his time at ZTE Corporation, Mr. Wei focused on providing pre-sale technology support to overseas customers in Southeast Asia, Europe and Africa. Mr. Wei received his bachelor’s degree in computer science from Zhejiang University.

Mr. Andrew Hong Teoh started to serve as our independent director in December 2018. Mr. Teoh has spent nearly his entire career working with entrepreneurs in the technology area as an operator, investor and advisor focusing in Greater China. Mr. Teoh is the co-founding managing partner of Ameba Capital, an early stage technology fund focusing in China. Mr. Teoh also co-founded Ikaria Capital, a multi-family investment company focusing on late-stage and public technology company investments. Prior to founding both companies, Mr. Teoh was the vice president and head of corporate finance at Alibaba Group where he built and led the corporate development and corporate finance efforts of Alibaba Group. At Alibaba Group, Mr. Teoh also led its treasury efforts including cash planning, investment and risk management. Prior to joining Alibaba, Mr. Teoh was an investment banker at ABM AMRO and a management consultant at PricewaterhouseCoopers. Mr. Teoh received his bachelor’s degree in commerce from the University of New South Wales, Australia.

Mr. Shengwen Rong started to serve as our independent director in September 2019. Mr. Rong has over two decades of experience in the global financial industry. Mr. Rong currently also serves as an independent director of BlueCity Holdings Limited (NASDAQ: BLCT), Qudian Inc. (NYSE: QD) and X Financial (NYSE: XYF). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, a master’s degree in accounting from West Virginia University in 1996, and an MBA degree from University of Chicago’s Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

Ms. Huiqing Wang joined us in December 2015, served as our head of financial reporting from August 2017 to May 2020, and has been our financial controller since May 2020. Prior to joining us, Ms. Huiqing Wang worked for over 10 years in total at PricewaterhouseCoopers LLP in the U.S. and PricewaterhouseCoopers Zhong Tian LLP in China, with her last position held as an audit manager at PricewaterhouseCoopers Zhong Tian LLP. Ms. Huiqing Wang received her bachelor’s degree in accounting from Dongbei University of Finance and Economics in 2005 and is a member of Chinese Institute of Certified Public Accountants and American Institute of Certified Public Accountants.

B.	Compensation

For the year ended March 31, 2020, we paid an aggregate of RMB6.8 million (US$1.0 million) in cash compensation and granted 120,000 restricted share units to our executive officers, and we paid an aggregate of RMB1.1 million (US$0.2 million) in cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than 6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of May 31, 2020, options to purchase 18,859,177 ordinary shares and 85,171,252 restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of May 31, 2020, the awards granted under the Amended Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Andrew Hong Teoh	*	0.30	May 1, 2016	April 30, 2026
Huiqing Wang	*	0.30	Various dates from May 1, 2016, To April 30, 2020	Various dates from April 30, 2026, To April 30, 2030
Total	*	0.30	Various dates from May 1, 2016, To April 30, 2020	Various dates from April 30, 2026, To April 29, 2030

Note:

*	Aggregate number of shares represented by all grants of options and restricted share units to the person accounted for less than 1% of our total outstanding ordinary shares as of May 31, 2020.

As of May 31, 2020, non-executive officers and other grantees as a group hold outstanding options to purchase 18,731,177 ordinary shares of our company, at a weighted average exercise price of US$0.14 per share, and 84,589,375 restricted share units.

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

Audit Committee. Our audit committee consists of Mr. Andrew Hong Teoh and Mr. Shengwen Rong. Mr. Shengwen Rong is the chairperson of our audit committee. We have determined that Mr. Andrew Hong Teoh and Mr. Shengwen Rong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Andrew Hong Teoh and Mr. Shengwen Rong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Andrew Hong Teoh and Mr. Xuqiang Yue. Mr. Andrew Hong Teoh is the chairman of our compensation committee. We have determined that Mr. Andrew Hong Teoh satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Qi Chen and Mr. Andrew Hong Teoh. Mr. Qi Chen is the chairman of our nominating and corporate governance committee. Mr. Andrew Hong Teoh satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 1,005, 927 and 909 employees as of March 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2020:

Operations	Number of Employees
Platform operation	453
Sales and marketing	93
Technology	286
Administration and management	77

Total	909

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2020 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,408,454,175 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of May 31, 2020.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power***
Directors and Executive Officers**:
Qi Chen(1)	—	303,234,004	303,234,004	11.2%	79.1%
Xuqiang Yue(2)	79,914,375	—	79,914,375	2.9%	*
Yibo Wei(3)	107,643,285	—	107,643,285	4.0%	*

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power***
Andrew Hong Teoh(4)	*	—	*	*	*
Shengwen Rong	—	—	—	—	—
Huiqing Wang(5)	*	—	*	*	*
All Directors and Executive Officers as a Group	189,591,910	303,234,004	492,825,914	18.2%	80.7%
Principal Shareholders:
Entities affiliated with Tencent(6)	460,141,266	—	460,141,266	17.0%	4.0%
Entities affiliated with Qi Chen(7)	—	303,234,004	303,234,004	11.2%	79.1%
Entities affiliated with Hillhouse(8)	261,174,255	—	261,174,255	9.6%	2.3%
Trustbridge Partners IV, L.P.(9)	208,698,484	—	208,698,484	7.7%	1.8%
Bertelsmann Asia Investments AG(10)	208,387,100	—	208,387,100	7.7%	1.8%
Entities affiliated with Ping An(11)	161,960,075	—	161,960,075	6.0%	1.4%
Entities affiliated with Qiming(12)	159,674,632	—	159,674,632	5.9%	1.4%

Notes:

*	Less than 1% of our total outstanding ordinary shares and aggregate voting power on an as-converted basis.
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

(4)

Represents the Class A ordinary shares Mr. Teoh held as of May 31, 2020 and those he has the right to acquire upon exercise of share options within 60 days after May 31, 2020. The business address of Mr. Teoh is Room 403, Fu Fai Commercial Centre, 27 Hillier Street, Sheung Wan, Hong Kong.

(5)

Represents the Class A ordinary shares Ms. Wang held as of May 31, 2020 and those she has the right to acquire upon exercise of share options within 60 days after May 31, 2020. The business address of Ms. Wang is Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

(6)

Represents (i) 444,989,552 Class A ordinary shares held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, and (ii) 15,151,714 Class A ordinary shares held by Tencent Growth Holdings Limited, a Hong Kong limited liability company. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of both Image Future Investment (HK) Limited and Tencent Growth Holdings Limited. The registered address of each of Image Future Investment (HK) Limited and Tencent Growth Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(7)

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

(8)

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

(9)

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

(10)

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

(11)

Represents (i) 124,169,400 Class A ordinary shares held by Roc Peace Limited, a BVI business company, and (ii) 37,790,675 Class A ordinary shares held by Pingan eCommerce Limited Partnership, a Cayman Islands limited partnership. Both of Roc Peace Limited and Pingan eCommerce Limited Partnership are ultimately owned by Ping An Insurance (Group) Company of China Ltd., a company listed on the Hong Kong Stock Exchange. The business address of each of Roc Peace Limited and Pingan eCommerce Limited Partnership is 18/F PingAn Finance Tower, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, China.

(12)

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

As of May 31, 2020, 2,711,688,179 of our ordinary shares were issued and outstanding. To our knowledge, approximately 53.3% of our total outstanding ordinary shares were held by eight record holders in the United States, including approximately 44.9% held by The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Tencent. Tencent has been a principal shareholder of us since February 2016. In the years ended March 31, 2018, 2019 and 2020, we had amounts due to Tencent of RMB17.8 million, RMB9.4 million and RMB12.0 million (US$1.7 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent.

Transactions with JM Weshop (Cayman) Inc.

JM Weshop (Cayman) Inc., formerly known as JD Homexpress (Cayman) Inc., is a joint venture we established with JD.com, Inc. in early 2018, which operates a Weixin-based e-commerce platform. We had amounts due from JM Weshop (Cayman) Inc. of RMB20.9 million as of September 30, 2018, representing technology services we provided to the joint venture during its early stage of formation. These amounts were repaid in October 2018. As of March 31, 2020, we had amounts due from JM Weshop (Cayman) Inc. of nil.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

The following are summaries of material provisions of our currently effective fifteenth amended and restated memorandum and articles of association (“memorandum and articles of association”) and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

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

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not the Founder (as defined in our memorandum and articles of association) or a Founder Affiliate (as defined in our memorandum and articles of association), upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not the Founder or a Founder Affiliate, or upon the Founder ceasing to be the chief executive officer of our company, such Class B ordinary share (or, in the case that the Founder ceases to be the chief executive officer of our company, each Class B ordinary share held by the Founder and any Founder Affiliate) shall be automatically and immediately converted into one Class A ordinary share.

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 30 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or the shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of two-thirds of the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of any shares or class of shares with preferred or other rights shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director, other than by reason of such director’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) resigns his office by notice in writing to the company; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from our board, is absent from meetings of our board for three (3) consecutive times, unless the board resolves that his office not be vacated; (iv) becomes bankrupt or makes any arrangement or composition with his creditors; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of any shares or class of shares with preferred or other rights shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds the ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2020 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of March 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB505.8 million (US$71.4 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2020 would result in a decrease of US$6.5 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2020 would result in an increase of US$7.9 million in such cash and cash equivalents.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2018, 2019 and 2020 were increases of 2.1%, 2.3% and 4.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2020, we received reimbursement in the amount of nil from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the F-1 Registration Statement to March 31, 2020, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.00 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of March 31, 2020, we had used approximately US$22.4 million of the net proceeds received from our initial public offering on developing and expanding our content offering, technology development, collaboration with merchants and brand partners, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of March 31, 2020, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2020 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of March 31, 2020 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control Over Financial Reporting

During our initial public offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended March 31, 2018, 2019 and 2020. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our reporting process and develop our compliance process, including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, (ii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience.

However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting have not been remediated as of March 31, 2020.

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Andrew Hong Teoh and Mr. Shengwen Rong, each a member of our audit committee and an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

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

	For the Year Ended March 31,
	2019		2020
	(in thousands)
Audit fees(1)	RMB	12,533	RMB	6,600
Tax fees(2)	RMB	676	RMB	186
Other fees(3)	RMB	20	RMB	393

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

In May 2019, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares in the form of ADSs with an aggregate value of up to US$15 million during the next twelve-month period. The share repurchase program was publicly announced on May 30, 2019. As of May 31, 2020, 10,456,075 of our ordinary shares were repurchased pursuant to this share repurchase program. In May 2020, our board of directors approved a new share repurchase program, whereby we are authorized to repurchase our ordinary shares in the form of ADSs with an aggregate value of up to US$10 million during the next twelve-month period. The new share repurchase program was publicly announced on May 29, 2020.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we intend to follow our home country practice in lieu of the following NYSE corporate governance requirements: (i) having a majority of independent directors on our board of directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. The home country practices we intend to follow with respect to each of the aforementioned NYSE corporate governance requirements are as follows: (i) as permitted under Cayman Islands law, our board of directors consists of two independent directors and three directors that are not independent; (ii) as permitted under Cayman Islands law, our audit committee has only two members; (iii) as permitted under Cayman Islands law, we did not hold an annual meeting of shareholders in 2019 and will not hold one in 2020; (iv) as permitted under Cayman Islands law, our compensation committee consists of one independent director and one director that is not independent; and (v) as permitted under Cayman Islands law, our nominating and corporate governance committee consists of one independent director and one director that is not independent. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of MOGU Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.3	Deposit Agreement, dated December 5, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-229419), filed with the SEC on January 30, 2019

2.4*	Description of Securities

2.5	Eleventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 3, 2016, as amended on July 17, 2018 (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.1	Amended and Restated Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.4	English translation of executed form of the amended and restated shareholder voting proxy agreement and powers of attorney among a VIE of the Registrant, its shareholders and a WFOE of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements and powers of attorney adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.5	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, dated July 18, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.6	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong, dated August 20, 2017 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

Exhibit Number	Description of Document

4.7	English translation of executed form of the loan agreement among a WFOE of the Registrant and the shareholders of a VIE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.8	English translation of executed form of the amended and restated exclusive consultation and service agreement between a WFOE of the Registrant and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.9	English translation of executed form of the amended and restated exclusive option agreement among the WFOE of the Registrant, a VIE of the Registrant and its shareholders, as currently in effect, and a schedule of all executed exclusive option agreement adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.10	English translation of executed form of the spousal consent letters granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.11	Series C-3 Preferred Share Subscription Agreement between the Registrant, Image Future Investment (HK) Limited and certain other parties thereto, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.12	English translation of Business Cooperation Agreement between the Registrant and Image Future Investment (HK) Limited, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.13	Subscription Agreement between the Registrant and Windcreek Limited, dated November 2, 2018, as amended on November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of CM Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

By:	/s/ Qi Chen
Name: Qi Chen Title: Chief Executive Officer

Date: July 29, 2020

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MOGU Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended March 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

July 29, 2020

We have served as the Company’s auditor since 2012.

MOGU INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2019 and 2020

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2019	2020
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		1,276,710	856,567	120,970
Restricted cash		1,006	807	114
Short-term investments	7	212,000	238,000	33,612
Inventories, net		5,042	2,926	413
Loan receivables, net	8	120,901	113,111	15,974
Prepayments and other current assets	9	161,249	99,108	13,997
Amounts due from related parties	19	1,789	57	8

Total current assets		1,778,697	1,310,576	185,088

Non-current assets:
Property, equipment and software, net	11	11,975	14,109	1,993
Intangible assets, net	12	1,001,967	813,011	114,819
Goodwill	13	1,568,653	186,504	26,339
Investments	10	241,721	102,373	14,458
Other non-current assets		763	14,183	2,003

Total non-current assets		2,825,079	1,130,180	159,612

Total assets		4,603,776	2,440,756	344,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB725 and RMB852 as of March 31, 2019 and 2020, respectively. Note 1)		17,989	17,080	2,412
Salaries and welfare payable (including salaries and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB939 and RMB663 as of March 31, 2019 and 2020, respectively. Note 1)		22,112	6,032	852
Advances from customers (including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB28 and RMB74 as of March 31, 2019 and 2020, respectively. Note 1)		1,177	103	15
Taxes payable (including taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB1,367 and RMB2,599 as of March 31, 2019 and 2020, respectively. Note 1)		5,844	6,342	896
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB1,085 and RMB1,323 as of March 31, 2019 and 2020, respectively. Note 1)	19	9,393	12,018	1,697
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB325,473 and RMB306,337 as of March 31, 2019 and 2020, respectively. Note 1)	14	492,385	393,536	55,578

Total current liabilities		548,900	435,111	61,450

Non-current liabilities:
Deferred tax liabilities	15	2,485	21,529	3,040
Other non-current liabilities	14	4,722	3,644	515

Total non-current liabilities		7,207	25,173	3,555

Total liabilities		556,107	460,284	65,005

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of March 31, 2019 and 2020

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2019	2020
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 22)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2019 and 2020; 2,371,289,450 and 2,418,910,250 shares issued as of March 31, 2019 and 2020, respectively; 2,371,289,450 and 2,408,454,175 shares outstanding as of March 31, 2019 and 2020, respectively)	16	161	164	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2019 and 2020; 303,234,004 shares issued and outstanding as of March 31, 2019 and 2020, respectively)	16	16	16	2
Treasury stock (US$0.00001 par value; nil and 10,456,075 shares as of March 31, 2019 and 2020, respectively)	2(aa), 16	—	(6,566)	(927)
Additional paid-in capital		9,392,737	9,431,740	1,332,016
Statutory reserves		2,475	2,630	371
Accumulated other comprehensive income		77,795	201,796	28,499
Accumulated deficit		(5,425,515)	(7,649,308)	(1,080,289)

Total MOGU Inc. shareholders’ equity		4,047,669	1,980,472	279,695

Total shareholders’ equity		4,047,669	1,980,472	279,695

Total liabilities and shareholders’ equity		4,603,776	2,440,756	344,700

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended March 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data)

		For the year ended March 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues		416,335	507,728	438,274	61,896
Marketing services revenues		476,608	395,747	243,081	34,330
Other revenues	5	80,264	170,803	153,959	21,743

Total revenues		973,207	1,074,278	835,314	117,969
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB51,814, RMB69,333 and RMB92,591 for the years ended March 31, 2018, 2019 and 2020, respectively)		(317,725)	(313,788)	(293,757)	(41,486)
Sales and marketing expenses		(747,928)	(743,732)	(613,183)	(86,598)
Research and development expenses		(289,274)	(236,446)	(171,137)	(24,169)
General and administrative expenses		(100,105)	(168,379)	(128,152)	(18,099)
Amortization of intangible assets	12	(384,555)	(194,874)	(331,294)	(46,788)
Goodwill impairment	13	—	—	(1,382,149)	(195,197)
Other income, net	6	18,961	8,761	11,472	1,620

Loss from operations		(847,419)	(574,180)	(2,072,886)	(292,748)
Interest income		33,464	33,700	29,312	4,140
Gain/(Loss) from investments, net	10	172,219	31,236	(66,550)	(9,399)

Loss before income tax and share of results of equity investee		(641,736)	(509,244)	(2,110,124)	(298,007)
Income tax benefits	15	88,665	17,217	590	83
Share of results of equity investee	10	(4,982)	5,752	(114,104)	(16,115)

Net loss		(558,053)	(486,275)	(2,223,638)	(314,039)
Net income attributable to non-controlling interests		116	—	—	—

Net loss attributable to MOGU Inc.		(558,169)	(486,275)	(2,223,638)	(314,039)
Accretion on convertible redeemable preferred shares to redemption value	17	(688,240)	(509,904)	—	—
Deemed dividends to preferred shareholders	17	—	(89,076)	—	—

Net loss attributable to MOGU Inc.’s ordinary shareholders		(1,246,409)	(1,085,255)	(2,223,638)	(314,039)

Net loss		(558,053)	(486,275)	(2,223,638)	(314,039)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	2(e)	(81,141)	55,440	105,433	14,890
Share of other comprehensive (loss)/income of equity method investee		(2,124)	938	(145)	(20)
Unrealized securities holding gains, net of tax		10,866	25,067	18,713	2,643

Total comprehensive loss		(630,452)	(404,830)	(2,099,637)	(296,526)
Total comprehensive income attributable to non-controlling interests		116	—	—	—

Total comprehensive loss attributable to MOGU Inc.		(630,568)	(404,830)	(2,099,637)	(296,526)

Net loss attributable to MOGU Inc.’s ordinary shareholders		(1,246,409)	(1,085,255)	(2,223,638)	(314,039)

Net loss per share attributable to ordinary shareholders
Basic		(2.26)	(0.87)	(0.82)	(0.12)
Diluted		(2.26)	(0.87)	(0.82)	(0.12)
Weighted average number of shares used in computing net loss per share
Basic		550,793,455	1,247,998,533	2,718,827,977	2,718,827,977
Diluted		550,793,455	1,247,998,533	2,718,827,977	2,718,827,977
Share-based compensation expenses included in:
Cost of revenues		(4,619)	(13,916)	2,747	388
General and administrative expenses		(3,751)	(64,433)	(17,740)	(2,505)
Sales and marketing expenses		(2,450)	(9,558)	(7,927)	(1,120)
Research and development expenses		(6,016)	(15,161)	(9,265)	(1,308)

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

For the years ended March 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Class C ordinary shares ($0.00001 par value)		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total MOGU Inc. shareholders’ (deficit)/equity	Non- controlling interests	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at April 1, 2017	335,534,850	21	—	—	215,243,513	10	—	912	(3,270,436)	68,749	(3,200,744)	(3)	(3,200,747)

Net loss	—	—	—	—	—	—	—	—	(558,169)	—	(558,169)	116	(558,053)
Share-based compensation	—	—	—	—	—	—	16,836	—	—	—	16,836	—	16,836
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(16,895)	—	(671,345)	—	(688,240)	—	(688,240)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(81,141)	(81,141)	—	(81,141)
Share of other comprehensive loss of equity method investee	—	—	—	—	—	—	—	—	—	(2,124)	(2,124)	—	(2,124)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	10,866	10,866	—	10,866
Appropriations to statutory reserves	—	—	—	—	—	—	—	1,067	(1,067)	—	—	—	—
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	—	—	(113)	(113)
Others	—	—	—	—	—	—	59	—	—	—	59	—	59

Balances at March 31, 2018	335,534,850	21	—	—	215,243,513	10	—	1,979	(4,501,017)	(3,650)	(4,502,657)	—	(4,502,657)

Net loss	—	—	—	—	—	—	—	—	(486,275)	—	(486,275)	—	(486,275)
Share-based compensation	—	—	—	—	—	—	103,068	—	—	—	103,068	—	103,068
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(161,253)	—	(348,651)	—	(509,904)	—	(509,904)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	55,440	55,440	—	55,440
Share of other comprehensive income of equity method investee	—	—	—	—	—	—	—	—	—	938	938	—	938
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	25,067	25,067	—	25,067
Appropriations to statutory reserves	—	—	—	—	—	—	—	496	(496)	—	—	—	—
Conversion and redesignation of mezzanine equity	1,914,881,850	132	—	—	—	—	8,964,396	—	—	—	8,964,528	—	8,964,528
Issuance of ordinary shares, net of issuance cost	120,872,750	8	—	—	—	—	389,356	—	—	—	389,364	—	389,364
Deemed dividend to holders of mezzanine equity	—	—	—	—	—	—	89,076	—	(89,076)	—	—	—	—
Issuance of ordinary shares pursuant to share incentive plan	—	—	—	—	87,990,491	6	5,527	—	—	—	5,533	—	5,533
Redesignation of Class C ordinary shares	—	—	303,234,004	16	(303,234,004)	(16)	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	2,567	—	—	—	2,567	—	2,567

Balances at March 31, 2019	2,371,289,450	161	303,234,004	16	—	—	9,392,737	2,475	(5,425,515)	77,795	4,047,669	—	4,047,669

MOGU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’FICIT)/EQUITY—(Continued)

For the years ended March 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total MOGU Inc. shareholders’ (deficit)/equity	Total shareholders’ (deficit)/equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at March 31, 2019	2,371,289,450	161	303,234,004	16	—	—	9,392,737	2,475	(5,425,515)	77,795	4,047,669	4,047,669

Net loss	—	—	—	—	—	—	—	—	(2,223,638)	—	(2,223,638)	(2,223,638)
Share-based compensation	—	—	—	—	—	—	32,185	—	—	—	32,185	32,185
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	105,433	105,433	105,433
Share of other comprehensive income of equity method investee	—	—	—	—	—	—	—	—	—	(145)	(145)	(145)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	18,713	18,713	18,713
Appropriations to statutory reserves	—	—	—	—	—	—	—	155	(155)	—	—	—
Repurchase of ordinary shares (Note 16)	(10,456,075)	—	—	—	10,456,075	(6,566)	—	—	—	—	(6,566)	(6,566)
Exercise of option and RSUs (Note 14&18)	47,620,800	3	—	—	—	—	9,027	—	—	—	9,030	9,030
Others	—	—	—	—	—	—	(2,209)	—	—	—	(2,209)	(2,209)

Balances at March 31, 2020	2,408,454,175	164	303,234,004	16	10,456,075	(6,566)	9,431,740	2,630	(7,649,308)	201,796	1,980,472	1,980,472

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2018, 2019 and 2020

(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(558,053)	(486,275)	(2,223,638)	(314,039)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	446,398	206,385	338,468	47,801
Allowance for loan receivables and prepayments and other current assets	1,024	3,411	19,495	2,753
Gains on disposal of property and equipment	(11,045)	(772)	(666)	(94)
Goodwill impairment	—	—	1,382,149	195,197
Share-based compensation expenses	16,836	103,068	32,185	4,545
Deferred income tax benefit	(91,319)	(23,268)	(2,709)	(383)
(Gain)/Loss from investments, net	(172,219)	(31,236)	66,550	9,399
Share of results of equity investee	4,982	(5,752)	114,104	16,115
Changes in operating assets and liabilities:
Prepayments and other current assets	457,974	28,573	61,182	8,641
Loan receivables - service fee	(978)	(862)	11	2
Inventories	3,988	(4,931)	2,116	299
Amounts due from related parties	(6,759)	5,994	1,732	245
Other non-current assets	(234)	18,755	(13,486)	(1,905)
Accounts payable	5,885	5,718	(909)	(128)
Salary and welfare payable	(15,764)	1,459	(16,080)	(2,271)
Taxes payable	4,179	(2,679)	498	70
Advances from customers	(199)	1,140	(1,074)	(152)
Amounts due to related parties	16,446	(9,710)	2,625	371
Accruals and other current liabilities	(416,004)	(134,826)	(74,342)	(10,499)

Net cash used in operating activities	(314,862)	(325,808)	(311,789)	(44,033)

Cash flows from investing activities:
Purchase of property, equipment and software	(5,169)	(8,648)	(10,430)	(1,472)
Purchase of intangible assets	(420)	(11,138)	(52,433)	(7,405)
Disposal of property and equipment	37,339	2,652	2,045	289
Disposal of long-term investment	—	35,501	—	—
Purchase of short term investments	(2,044,621)	(1,055,000)	(1,276,000)	(180,206)
Maturity of short term investments	2,315,204	973,000	1,250,000	176,534
Cash paid for loan originations	(2,159,785)	(1,895,669)	(1,737,413)	(245,370)
Cash received from loan repayments	2,204,651	1,876,466	1,726,656	243,850
Cash paid for available-for-sale security investments	—	—	(15,575)	(2,200)
Net cash outflow arising from deconsolidation of a subsidiary (Note 10)	(6,738)	—	—	—

Net cash provided by/(used in) investing activities	340,461	(82,836)	(113,150)	(15,980)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	389,356	—	—
Cash payment of remaining issuance cost for IPO	—	—	(873)	(123)
Proceeds from deemed exercise of share options, net	7,136	21,587	—	—
Return of the proceeds withdrawn by employees for deemed exercise of share options	—	—	(23,602)	(3,333)
Proceeds from exercise of share options	—	—	1,709	241
Cash payment for repurchase of ordinary shares (Note 16)	—	—	(6,566)	(927)
Cash paid for loan to shareholder	—	(1,307)	—	—
Cash received for loan repayments due from a shareholder	—	6,236	—	—
Cash paid for borrowing from shareholder	—	(1,000)	—	—

Net cash provided by/(used in) financing activities	7,136	414,872	(29,332)	(4,142)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(78,833)	46,091	33,929	4,791

Net (decrease)/increase in cash and cash equivalents and restricted cash	(46,098)	52,319	(420,342)	(59,364)
Cash and cash equivalents and restricted cash at beginning of year	1,271,495	1,225,397	1,277,716	180,448

Cash and cash equivalents and restricted cash at end of year	1,225,397	1,277,716	857,374	121,084

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(1,781)	(2,519)	1,130	160
Supplemental disclosures of non-cash flow investing and financing activities:
Accretion on convertible redeemable preferred shares to redemption value	688,240	509,904	—	—
Payable for deconsolidation of a subsidiary	1,190	—	—	—
Deemed dividend to holders of mezzanine equity	—	89,076	—	—

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

The Company, through its subsidiaries, consolidated variable interest entities (“VIEs”) and VIE’s subsidiaries (collectively, the “Group”), operates online platform that primarily offers to its users a wide selection of fashion apparel and other products provided by third party merchants in the People’s Republic of China (“PRC”) through mobile apps, including flagship Mogujie app, mini-programs on Weixin, Weixin pay and QQ Wallet entryways, and Mogu.com, Mogujie.com and Meilishuo.com websites. The Group also provides online marketing, commission, financing and other relevant services to merchants and users.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIE’s subsidiaries.

As of March 31, 2020, the Company’s major subsidiaries, consolidated VIEs and VIE’s subsidiaries are as follows:

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of March 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	191,145	340,363
Restricted cash	1,006	807
Short-term investments	70,000	34,000
Inventories, net	70	127
Loan receivables, net	120,901	113,111
Prepayments and other current assets	84,414	61,606
Amounts due from non-VIE subsidiaries of the Company	303,329	311,238
Amounts due from related parties	397	5
Property, equipment and software, net	2,028	577
Intangible assets, net	2,986	78,741
Goodwill	928	928
Investments	14,259	11,011
Other non-current asset	—	13,656

Total assets	791,463	966,170

	As of March 31,
	2019	2020
	RMB	RMB
Amounts due to non-VIE subsidiaries of the Company	1,161,070	1,344,824
Accounts payable	725	852
Salaries and welfare payable	939	663
Advances from customers	28	74
Taxes payable	1,367	2,599
Amounts due to related parties	1,085	1,323
Accruals and other current liabilities	325,473	306,337
Deferred tax liabilities	—	19,044

Total liabilities	1,490,687	1,675,716

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Total revenues	407,851	150,228	137,578
Cost of revenues	(112,692)	(87,562)	(63,162)
Net (loss)/profit	(25,729)	5,565	(4,093)

The Group migrated the operations of some of the Group’s businesses from the Group’s consolidated VIEs to the Group’s wholly-owned subsidiaries in the PRC in order to minimize any risks associated with the Group’s VIE corporate structure during the year ended March 31, 2019. For this reason, the revenue contribution of the Group’s consolidated VIEs decreased significantly between the year ended March 31, 2018 and 2019.

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(9,099)	(165,708)	186,711
Net cash provided/(used in) by investing activities	94,389	(39,369)	(38,652)
Net cash provided by financing activities	—	1,490	960
Net increase/(decrease) in cash and cash equivalents and restricted cash	85,290	(203,587)	149,019

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

In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. As the 2019 PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility can’t be ruled out that the VIE structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the Group’s VIE structures would be treated as a method of foreign investment. If the Group’s VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of the Group’s businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, the Group would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect the Group’s current corporate structure, corporate governance, business, financial conditions and results of operations.

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

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, refund of commission due to sales return, volume refund of commission, the valuation and recognition of share-based compensation arrangements, fair value of assets and liabilities acquired in business combinations and available-for-sale debt securities, assessment for impairment of long-lived assets, intangible assets and goodwill and useful lives of intangible assets. Actual results may differ materially from those estimates.

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

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Other (expense)/income, net in the Consolidated Statements of Operations and Comprehensive Loss. Total exchange gains/(losses) were a gain of RMB8,805, a loss of RMB7,068 and a loss of RMB4,136 for the years ended March 31, 2018, 2019 and 2020, respectively.

The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a loss of RMB81,141, a gain of RMB55,440 and a gain of RMB105,433 for the years ended March 31, 2018, 2019 and 2020, respectively.

(f)	Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0808, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

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

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow to a single present value amount. The measurement is based on the value indicated by current market expectations about those future cash flow. The cost approach is based on the amount that would currently be required to replace an asset.

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

Short-term investments are comprised of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, primarily with the pre-agreed fixed interest rate or variable interest rates and with original maturities within one year. Such investments are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. These investments are stated at fair value. Changes in the fair value are reflected in the Consolidation Statement of Operations and Comprehensive Loss.

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

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs of RMB2,202, nil and nil are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2018, 2019 and 2020, respectively.

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

The estimated useful lives of intangible assets are as follows:

Domain name	5-20 years
Trademarks	10 years
Insurance agency license	20 years
Broadcasting License	4-5 years
Buyer and customer relationship	2 years
Brand	2-8 years
Technology	2-3 years
Strategic business resources	3-5 years

(o)	Goodwill

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

Before the adoption of ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350), if the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. The Company early adopted ASU No. 2017-04 for the year ended March 31, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

(p)	Investments

The Group’s investments include equity method investment and available-for-sale security investment.

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

Investments in debt securities and investments in equity securities that have readily determinable fair value, are accounted for as available-for-sale security investments, and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

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

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was nil as the Group has settled all volume refund to the merchants as of March 31, 2020.

(s)	User incentives

In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2018, 2019 and 2020, the Group recorded marketing expenses related to the vouchers of RMB249,993, RMB104,311and RMB73,795, respectively.

(t)	Cost of revenue

Cost of revenue comprises primarily of payroll costs including share-based compensation expenses, information technology related expenses, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

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

Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received. Total government grants received were RMB2,646, RMB13,430 and RMB13,938 for the years ended March 31, 2018, 2019 and 2020, respectively.

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

(aa)	Treasury stock

Effective May 30, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$15 million worth of outstanding ADSs of the Company, every one of which represents 25 class A ordinary share, from time to time over the next 12 months. The share repurchases may be made from time to time in the open market at prevailing market prices, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.

These repurchased ADSs were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to March 31, 2020, 418,243 outstanding ADSs (10,456,075 shares) were repurchased with a total consideration of US$951 (RMB6,566) on the open market, at a weighted average price of US$2.27 per ADS.

(bb)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB101,615, RMB76,252 and RMB55,833 for the years ended March 31, 2018, 2019 and 2020, respectively.

(cc)	Taxation

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

Uncertain tax positions

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

(dd)	Statutory reserves

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

The Group has made RMB1,067, RMB496 and RMB155 appropriations to statutory surplus fund and other reserve funds for Hangzhou Juandou and Shanghai Shiqu for the years ended March 31, 2018, 2019 and 2020, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were in accumulated loss position.

(ee)	Comprehensive income/(loss)

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

(ff)	Net income/(loss) per share

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

(gg)	Segment reporting

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

(hh)	Recent accounting pronouncements

New and Amended Standards Adopted by the Group

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350). Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. A public business entity that is a U.S. SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit entities, which are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal year beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group elected to early adopt this new guidance for the year ended March 31, 2020.

New and Amended Standards Not Yet Adopted by the Group

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this Update is permitted for all entities. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2021 and interim periods in the year ended March 31, 2022. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements, and expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of adoption.

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

The FASB further issued Accounting Standards Update No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2018-19, Accounting Standards Update No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-04, Accounting Standards Update No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief,” or ASU 2019-05, Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,” or ASU 2019-10 and Accounting Standards Update No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-11. The amendments in these ASUs provide clarifications to ASU 2016-13.

According to Accounting Standards Update No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates,” for public business entities that are U.S. SEC filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2024, including interim periods in the year ended March 31, 2024. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including in an interim period. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2021 and interim periods in the year ended March 31, 2022. The Company is in the process of evaluating the impact of ASU 2018-07 on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for the fiscal years and interim reporting periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Group elected to adopt this new guidance for the year ended March 31, 2021, including interim periods in the year ended March 31, 2021. The Group is evaluating the effects, if any, of the adoption of this guidance on the fair value disclosure in the consolidated financial statements. The Group does not believe the adoption of the standard will have a significant impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2023 and interim periods in the year ended March 31, 2024. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

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

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and loan receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2019 and 2020, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances.

(b)	Concentration of customers and suppliers

There were no customers or suppliers whose revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended March 31, 2018, 2019 and 2020.

(c)	Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2018, 2019 and 2020, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 7.1% between March 31, 2018 and 2019. The depreciation of the RMB against the US$ was approximately 5.2% between March 31, 2019 and 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)	Certain risks and uncertainties

In the first quarter of 2020, the outbreak of the COVID-19 pandemic caused delays in the delivery of the merchandise sold on the e-commerce platforms of the Group. Although the delivery timing has been gradually returning to normal in the second quarter of 2020, if the impact of COVID-19 is prolonged or worsens further, the merchandise delivery timing may still be disrupted. In addition, the quarantine measures enforced during the COVID-19 pandemic have likely decreased people’s need and willingness to shop for fashion merchandise, which may lead to reduced traffic and transaction volume on the Group’s platform. In the event that this pandemic cannot be effectively and timely contained, such trend may continue and further impact the Group’s user traffic, which will adversely affect the financial performance of the Group.

The duration of the business disruption and the resulting reduced productivity and user engagement and financial impact will likely negatively affect the financial results of the Group for the year ended March 31, 2021, and the impact on the financial performance of the Group for the period beyond the year ended March 31, 2021 cannot be reasonably estimated at this time. The extent to which this outbreak impacts the results of the Group will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

5 OTHER REVENUES

Other revenues by type of service is as follows:

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Online direct sales	16,948	62,114	57,309
Financing solutions	23,293	49,076	53,989
Technology services	18,645	38,963	27,676
Others	21,378	20,650	14,985

Total	80,264	170,803	153,959

6 OTHER INCOME, NET

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Government grants	2,646	13,430	13,938
Gains on disposal of property and equipment	11,043	772	666
Exchange gains/(losses)	8,805	(7,068)	(4,136)
Others	(3,533)	1,627	1,004

Total	18,961	8,761	11,472

7 FAIR VALUE MEASUREMENT

As of March 31, 2019 and 2020, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	212,000	—	212,000	—
Available-for-sale debt securities	72,459	—	—	72,459

Total assets	284,459	—	212,000	72,459

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	238,000	—	238,000	—
Available-for-sale debt securities	102,373	—	—	102,373

Total assets	340,373	—	238,000	102,373

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

Available-for-sale debt securities investments

The Group classified its available-for-sale debt securities as Level 3 investment. The roll forward of major Level 3 investments are as following:

	Kuailaimai	iSNOB	Huzan	Others	Total
	RMB	RMB	RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2018	15,847	20,768	14,021	—	50,636

Disposal*	—	—	(13,658)	—	(13,658)
Effect of currency translation adjustment	—	1,470	(919)	—	551
The change in fair value of the investments	(1,588)	16,140	20,378	—	34,930

Fair value of Level 3 investments as at March 31, 2019	14,259	38,378	19,822	—	72,459

Addition	—	—	—	15,575	15,575
Impairment (Note 10)	(14,259)	—	—	—	(14,259)
Effect of currency translation adjustment	—	2,004	1,036	—	3,040
The change in fair value of the investments	—	36,459	(9,862)	(1,039)	25,558

Fair value of Level 3 investments as at March 31, 2020	—	76,841	10,996	14,536	102,373

*

It included a reclassification adjustment of RMB9,393, representing the unrealized security holding gains for the disposed portion that were previously recorded as other comprehensive income and was reclassified as the gain from investments included in net loss in connection with the disposal.

The Company determined the fair value of its investments by using market approach or income approach.

As for market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as the observable price changes based on the recent transactions of the securities, or similar securities that the Company holds. The significant unobservable inputs adopted in the valuation as of March 31, 2018, 2019 and 2020 are as following:

	For the years ended March 31,
	2018	2019	2020
Lack of marketability discount	30%	30%	30%
Risk-free rate	2.57%-3.74%	2.25%-2.60%	0.3%~2.29%
Expected volatility	40%-43.34%	45%-52.68%	42%~54%
Revenue multiple	2.68	2.80-18.74	5.09~11.18
Net profit multiple	—	21.23	8.95

Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in risk-free rate, expected volatility, revenue multiple or net profit multiple in isolation would result in significantly higher (lower) fair value measurement.

For the year ended March 31, 2020, the Group used income approach to determine the fair value of its investment in Huzan as it was transforming its business model and market approach, as used for the year ended March 31, 2019, was no longer applicable. The income approach uses valuation techniques to convert future cash flows to a single present value amount. The measurement is based on the value indicated by current market expectations about those future cash flows. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of March 31, 2020 are as following:

Unobservable Inputs
Revenue growth rate	12%~217%
Weighted average cost of capital	20%
Lack of marketability discount	30%
EBIT margin rate	(29.5%)~27.3%

Significant increases (decreases) in lack of marketability discount or weighted average cost of capital in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in revenue growth rate or EBIT margin rate in isolation would result in significantly higher (lower) fair value measurement.

8 LOAN RECEIVABLES

	As of March 31,
	2019	2020
	RMB	RMB
Loan receivables - principals	123,489	134,246
- service fee	2,045	2,034
Allowance for doubtful accounts	(4,633)	(23,169)

Loan receivables, net	120,901	113,111

Allowance for doubtful accounts movement

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of year	(251)	(1,222)	(4,633)
Additions	(1,220)	(3,754)	(18,536)
Reversals	196	343	—
Write-offs	53	—	—

Balance at end of year	(1,222)	(4,633)	(23,169)

9 PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of March 31,
	2019	2020
	RMB	RMB
Receivables from third-party payment service providers(1)	84,638	28,703
Receivables of technology service	12,692	20,460
Other prepaid expenses	14,263	15,987
VAT receivables	13,194	12,187
Deposits	5,325	6,699
Receivables of financing facilitation service	5,636	4,054
Prepaid promotion fees	18,386	3,468
Interest receivable	2,436	735
Employee loans and advances	948	634
Others	3,731	6,181

	161,249	99,108

(1)

Receivables from third party payment service providers represent cash due from the Group’s third party on-line payment service providers in relation to their processing of payments to the Group. As of March 31, 2019 and 2020, no allowance for doubtful accounts was provided for these receivables.

10 INVESTMENTS

The Company’s long-term investments consist of the following:

	As of March 31,
	2019	2020
	RMB	RMB
Available-for-sale debt securities
iSNOB	38,378	76,841
Huzan Inc. (“Huzan”)	19,822	10,996
Shanghai Kuailaimai Information and Technology Co., Ltd. (“Kuailaimai”)	14,259	—
Others	—	14,536

	72,459	102,373
Equity method investment
JM Weshop (Cayman) Inc. (“JM Weshop”)	169,262	—

Total	241,721	102,373

Available-for-sale debt securities

The following table summarizes, by major security type, the Company’s available-for-sale debt securities as of March 31, 2019 and 2020:

	As of March 31,
	2019	2020
	RMB	RMB
Cost	31,235	46,810
Unrealized gains, including foreign exchange adjustment	41,224	55,563

Fair Value	72,459	102,373

Kuailaimai

In April 2015, the Group purchased 25% shareholding of Kuailaimai with a cash consideration of RMB7,500. According to the investment agreement, the Company has the option to request Kuailaimai to redeem the Company’s investments at the Company’s investment cost plus the interest if Kuailaimai fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment, the redeemable shares of Kuailaimai purchased by the Group are therefore considered not in substance common stock and is classified as an available-for-sale debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2019, the Group remeasured the investment in Kuailaimai at fair values of RMB14,259, which were determined by management with the assistance of an independent appraisal.

For the years ended March 31, 2018 and 2019, the unrealized securities holding gain net of tax of RMB4,912 and the unrealized securities holding loss net of tax of RMB1,588 were reported in other comprehensive income, respectively.

In June 2019, Kuailaimai decided to terminate its operation and has remained dormant thereafter. In connection with the business winding-up of Kuailaimai, the Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB14,259 to zero by recognizing a loss of RMB7,500 in “Losses from investment, net”, together with the unrealized security holding gains of RMB6,759 being reclassified to the profit or loss.

iSNOB

In May 2016, the Company and an unrelated third party, set up iSNOB Holdings Limited (“iSNOB”), each holding 80% and 20% ordinary shares, respectively with a fully paid registered capital of RMB1,000. iSNOB operates an online shopping platform since inception. On October 31, 2017, due to issuance of new Series A Preferred Shares by iSNOB to an unrelated third party investor, the Company’s equity interest in iSNOB was diluted to 18% on a fully diluted basis and at the meantime was redesignated as redeemable preferred shares. As a result of the dilution and redesignation, the Company deconsolidated the financial results of iSNOB and accounted for its investment as an available-for-sale investment. The Company used the latest financing price of iSNOB to measure the fair value of retained interest in iSNOB at the deconsolidation date and recognized a “Gain from investments, net” in the Consolidated Statements of Operations and Comprehensive Loss as follows:

RMB
Receivables of the Company due from iSNOB as of October 31, 2017	1,968
Proportionate share of iSNOB’s net assets as of October 31, 2017	1,250
Cash consideration	1,190

Total consideration	4,408
Fair value of investment in iSNOB	18,000

Gain from investments, net	13,592

The portion of gains recognized that related to the remeasurement of retained interest in the deconsolidated subsidiary to fair value was RMB17,641.

As of October 31, 2017, the cash balance of iSNOB was RMB6,738. Due to the deconsolidation of iSNOB, the Group had an investing cash outflow of RMB6,738.

iSNOB becomes a related party of the Group after deconsolidation and related party transactions and balances with iSNOB are disclosed in Note 19.

Upon the closing of the latest financing of iSNOB in May 2018, the Company held 18,000,000 convertible and redeemable preferred shares of iSNOB, and the equity interest of the Company was diluted to 14.5%. According to the investment agreement, the Company has the option to request iSNOB to redeem the Company’s investments at the Company’s investment cost plus the interest if iSNOB fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, the convertible and redeemable preferred shares that the Company subscribed from iSNOB are not in substance common stocks and are classified as an available-for-sale debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2019 and 2020, the Group remeasured the investment at a fair value of RMB38,378 and RMB76,841, respectively, which were determined by management with the assistance of an independent appraisal. For the year ended March 31, 2018, 2019 and 2020, the unrealized securities holding gain net of tax of RMB2,938, RMB15,670 and RMB36,459 were reported in other comprehensive income, respectively. For the year ended March 31, 2018, 2019 and 2020, foreign currency translation loss of RMB1,129, foreign currency translation gains of RMB1,470 and RMB2,004 were reported as foreign currency translation adjustments in other comprehensive income, respectively.

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

On November 1, 2018, the Company entered into a share repurchase agreement with Huzan, pursuant to which, Huzan repurchased 6,246,877 shares of Series Pre-A preferred shares held by the Company at a total price of approximately US$5,172 (equivalent to RMB35,501). The transaction was consummated on November 20, 2018. After this transaction, the equity interest of the Company was diluted to 6.72% on a fully diluted basis. The Company recognized a “Gain from investments, net” of RMB31,236 in the Consolidated Statements of Operations and Comprehensive loss as follows:

RMB
Cash consideration collected	35,501
Less: Carrying value of investment as at November 20, 2018	(13,658)
Add: Realized gain in other comprehensive income	9,393

Gain from investment disposal	31,236

As of March 31, 2019 and 2020, the Group remeasured the investment in Huzan at a fair value of RMB19,822 and RMB10,996, respectively, which was determined by management with the assistance of an independent appraiser. For the year ended March 31, 2019 and 2020, the unrealized securities holding gain net of tax of RMB10,985 and the unrealized securities holding loss net of tax of RMB9,862 were reported in other comprehensive income, respectively. For the year ended March 31, 2019 and 2020, foreign currency translation loss of RMB919 and foreign currency translation gain of RMB1,036 were reported as foreign currency translation adjustments in other comprehensive income, respectively.

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

In July 2019, the Company signed surrender letter to surrender all the ESOP Shares held by the Company to JM Weshop for nil consideration. Upon the completion of the surrender, the equity interest of JM Weshop held by the Company decreased by 7% to 33%, on which the Company continued to account for under equity method. The Company recognized a loss of RMB25,132 in “Loss from investments, net” based on the Company’s decrease in ownership interest in JM Weshop’s net asset plus the proportionate share of the unamortized balance of any basis differences.

In November 2019, the Company was notified by Flying that it had decided to terminate the business of JM Weshop due to the change of its business and investment strategy. As of December 3, 2019, the business of JM Weshop was ceased with all staff dismissed. Therefore, the Company provided full impairment of RMB33,918 against its remaining balance of investment in JM Weshop as of December 31, 2019.

Before the termination of JM Weshop’s business, the Company was able to exercise significant influence over JM Weshop and the investment is in the form of ordinary shares of the investee, the Company therefore applied equity method accounting for JM Weshop investment starting from March 2018, and shared the results of JM Weshop accordingly. The carrying amount for the investment in JM Weshop as of March 31, 2019 and 2020 were as follows:

	As of March 31,
	2019	2020
	RMB	RMB
Investment cost	159,711	158,777
Foreign currency translation	8,425	14,786
Surrender 10% of ordinary shares held	—	(25,132)

Total investment cost	168,136	148,431

Value booked under equity method
Share of cumulative gain/(loss)	2,312	(113,182)
Share of other comprehensive loss	(1,186)	(1,331)

Total booked value under equity method	1,126	(114,513)

Impairment	—	(33,918)

Net book value	169,262	—

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

Investment in JM Weshop was accounted for using the equity method with the investment cost allocated as follows:

As of March 31,
2019
RMB
Carrying value of investment in JM Weshop’s	169,262
Proportionate share of JM Weshop’s net tangible and intangible assets	116,379

Excess of carrying value of the investment over proportionate share of JM Weshop’s net tangible and intangible assets	52,883

The excess of carrying value has been primarily assigned to:
Goodwill	52,883

Cumulative gain in equity interest in JM Weshop	2,312
Cumulative other comprehensive loss in equity interest in JM Weshop	(1,186)

Total	1,126

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

For the year ended March 31, 2020, the Company recognized reversal of share based compensation expenses of RMB934 and RMB1,390 in the investment cost and share of results of equity investee, respectively, in connection with the actual forfeitures of stock options granted by the Company to JM Weshop employees that were transferred from the Company.

For the year ended March 31, 2018, the Company recognized RMB4,982 of share of loss of equity investee and RMB2,214 of share of other comprehensive loss of equity method investee.

For the year ended March 31, 2019, the Company recognized RMB5,752 of share of income of equity investee and RMB938 of share of other comprehensive income of equity method investee.

For the year ended March 31, 2020, the Company recognized RMB114,104 of share of loss of equity investee and RMB145 of share of other comprehensive loss of equity method investee.

This equity method investment was not considered individually material to meet threshold under Rule 4-08(g) of Regulation S-X.

11 PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consist of the following:

	As of March 31,
	2019	2020
	RMB	RMB
Electronic equipment	32,756	29,480
Furniture and office equipment	9,326	8,707
Leasehold improvements	27,969	31,132
Vehicles	307	307
Computer softwares	3,808	3,858

Subtotal	74,166	73,484
Less: Accumulated depreciation and amortization	(62,191)	(59,375)

Property, equipment and software, net	11,975	14,109

Depreciation and amortization expenses recognized for the years ended March 31, 2018, 2019 and 2020 were RMB61,843, RMB11,511 and RMB7,174, respectively. No impairment charges was recorded for the years ended March 31, 2018, 2019 and 2020.

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

12 INTANGIBLE ASSETS, NET

The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Amount	Net Carrying Amount
	RMB	RMB	RMB	RMB
Domain name	12,495	(1,428)	—	11,067
Trademarks	217	(33)	—	184
Insurance agency license	2,848	(320)	—	2,528
Buyer and customer relationship	462,770	(462,770)	—	—
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	1,424,593	(436,405)	—	988,188
Technology	22,940	(20,926)	(2,014)	—

Total	2,110,333	(1,093,992)	(14,374)	1,001,967

	As of March 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Amount	Net Carrying Amount
	RMB	RMB	RMB	RMB
Domain name	13,196	(2,389)	—	10,807
Trademarks	603	(70)	—	533
Insurance agency license	2,848	(463)	—	2,385
Broadcasting License	86,667	(10,833)	—	75,834
Buyer and customer relationship	462,770	(462,770)	—	—
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	1,492,404	(768,952)	—	723,452
Technology	22,940	(20,926)	(2,014)	—

Total	2,265,898	(1,438,513)	(14,374)	813,011

Amortization expenses for intangible assets were RMB384,555, RMB194,874 and RMB331,294 for the years ended March 31, 2018, 2019 and 2020, respectively.

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

In August 2019, the Company (through its VIE, Hangzhou JuanGua) entered into an agreement to acquire the asset of an internet technology company, including an online audio/video broadcasting license (“Broadcasting License”). The transaction was accounted for as an asset acquisition rather than a business combination as the acquiree company did not meet the criteria of a business and substantially all of the fair value of the gross assets acquired would be concentrated in a single asset. Total cash consideration was RMB65,000, of which RMB52,000 has been paid as of March 31, 2020. A deferred tax liability of RMB21,667 was determined by using a simultaneous equation, and this increased the carrying amount of the Broadcasting License. Management made an assessment that the useful life of the Broadcasting License is estimated to be 56 months in view of the current regulatory environment in connection with the renewal of the license and commenced to record related amortization charges starting from September 2019.

As of March 31, 2020, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2021	357,938
2022	351,892
2023	72,381
2024	19,562
2025	2,485
Thereafter	8,753

813,011

13 GOODWILL

The changes in the carrying amount of goodwill were as follows:

	Cross-border business	Domestic business	Total
	RMB	RMB	RMB
Balance as of March 31, 2017, 2018 and 2019
Goodwill	96,236	1,568,653	1,664,889
Accumulated impairment loss	(96,236)	—	(96,236)

	—	1,568,653	1,568,653

Transaction during the years
Impairment recognized during the year ended March 31, 2020 (Note (a))	—	(1,382,149)	(1,382,149)

Balance as of March 31, 2020
Goodwill	96,236	1,568,653	1,664,889
Accumulated impairment loss	(96,236)	(1,382,149)	(1,478,385)

	—	186,504	186,504

(a)	Goodwill impairment

The Group performed impairment test on the goodwill related to the domestic business reporting unit which is the only reporting unit of the Group on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the goodwill might be impaired.

Considering qualitative factors that the Group was suffering from accumulated loss and operating cash outflow, the Group concluded that two-step goodwill impairment tests were required as of March 31, 2018 and 2019. In estimating the fair value of the domestic business reporting unit in the first step of the impairment test, both income approach and market approach valuation method were used where significant management judgment was required. In using the income approach methodology of valuation, significant estimates to determine the fair value of the domestic business reporting unit included forecasts of future operating results, discount rates, and expected future growth rates. Management also considered the latest industry environment and its expected impact on the fair value of the domestic business reporting unit.

As of March 31, 2018, in using the market approach methodology of valuation, management applied judgments in selecting the comparable businesses. As of March 31, 2019, in using the market approach methodology of valuation, the Group estimated the fair value of the domestic business reporting unit with reference to its quoted market price on the measurement date.

Based on the result of the goodwill impairment testing, as of March 31, 2018 and 2019, the estimated fair value of the domestic business reporting unit exceeded its carrying amount with sufficient headroom. Therefore, the second step of the impairment test was not necessary and no impairment of goodwill was recognized during the years ended March 31, 2018 and 2019.

For the year ended March 31, 2020, the Group early adopted ASU No. 2017-04 which simplified the test for goodwill impairment by eliminating the second step of the impairment test. Following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value.

For the quarter ended December 31, 2019, due to the increasingly competitive market environment related to its marketplace business as well as the impact from the transition of the Company’s upgrade of its marketplace business model, the overall operation performance of the Group had been weaker than its forecast for two consecutive quarters as measured by both the revenue and result of operations. Also considering other various factors, including but not limited to the prolonged period of the lower market prices of the Company as compared with the carrying value of the reporting unit as well as the level of the uncertainty associated with the repositioning of the Company’s business strategy towards building a KOL-driven, LVB-focused interactive e-commerce model, an increasingly competitive market environment and the negative impact on the Company’s business operation and financial condition from the outbreak of COVID-19, management concluded the existence of the triggering events which required the Group to perform an interim goodwill impairment test on December 31, 2019.

When performing the interim goodwill impairment test, the Company estimated the fair value of the domestic business reporting unit using the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Based on the result of the interim goodwill impairment testing as of December 31, 2019, the Group recognized a goodwill impairment with the amount of RMB1,382,149, being the difference between the fair value and carrying value of the domestic business reporting unit.

The outbreak of COVID-19 pandemic in 2020 has brought significant volatilities in the secondary markets. As of March 31, 2020, the market capitalization of the Company was significantly below its carrying value. Management has assessed and believed that the decline of its market capitalization which was consistent with declines experienced by its peer companies within its industry was resulted by the distressed market caused by the COVID-19, and its market capitalization was hence not considered reflective of the underlying value of its reporting unit. Therefore, when determining the fair value of its domestic business reporting unit in the annual goodwill impairment test, the Company used the income approach methodology of valuation instead of using its market capitalization.

Based on the result of annual impairment testing performed as of March 31, 2020, the fair value of the domestic business reporting unit exceeded its carrying amount. As a result, there was no additional impairment of goodwill as of March 31, 2020. In addition, management has further analyzed and concluded that, in addition to the decline of the Company’s market capitalization in the distressed market caused by the COVID-19, the difference between the fair values of the reporting unit and the Company’s market capitalization is attributable to the control premiums that are not reflected in the quoted market price of the Company. However, weaker-than-expected operation results and cash flows performance in the future or other relevant factors, including the duration and significance of the difference between the Company’s market capitalization and its carrying value, could be considered as the indicators of trigger for interim goodwill impairment test and additional impairment may be needed to be recognized in future periods.

14 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2019	2020
	RMB	RMB
Accrued liabilities and other current liabilities
Receipts under custody (Note (a))	141,407	147,592
Deposits from merchants (Note (b))	223,145	193,479
Accrued advertisement expenses	69,592	15,315
Payable for Broadcasting License acquired (Note 12)	—	13,000
Accrued expenses	12,912	9,131
Payables from deemed exercise of share options (Note (c))	32,961	—
Other payables	12,368	15,019

	492,385	393,536

Non-current
Initial reimbursement payment from depositary bank (Note (d))	4,722	3,644

	497,107	397,180

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

(c)

The payables from deemed exercise of share options represent the share option exercise price prepaid by the employees for exercising their options to ordinary shares of the Company which were to be issued after the completion of certain customary legal and tax administrative. During the year ended March 31, 2020, RMB23,602 of the payables were refunded to the employees and share options with the part of payables of RMB7,321 were actually exercised in the year of 2020, which were recognized in shareholder’s equity, while the remaining RMB2,038 of individual income tax withheld by the Company were paid out during the year ended March 31, 2020.

(d)

The Company received initial reimbursement payment of USD935(RMB6,297) from depositary bank in January 2019. The amount was recorded ratably as other income over a 5 year arrangement period. For the year ended March 31, 2019 and 2020, the Company has recorded RMB315 and RMB1,078 in other income.

15 TAXATION

(a)	Value-added tax (“VAT”) and surcharges

During the years presented, the Group is subject to statutory VAT rate of 6% for revenues from marketing services, commissions, financing solutions and other services and 17%, 16%, 13% and 10% for online direct sales. The entities within the Group, which are qualified for small scale taxpayers, are subject to statutory VAT rate of 3%.

The Group is also subject to cultural undertaking development fees at the rate of 3% on advertising revenues, which are part of revenues from marketing services in PRC. The cultural undertaking development fees are recorded in the cost of revenues in the Consolidated Operations and Comprehensive Loss.

The Group is also subject to urban construction tax at the rate of 1% or 7%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% and other surcharges on VAT payments to the tax authorities according to PRC tax law, which are recorded in the cost of revenues in the Consolidated Operations and Comprehensive Loss.

(b)	Income taxes benefits

Composition of income tax benefits

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expenses	(2,654)	(6,051)	(2,119)
Deferred income tax benefits	91,319	23,268	2,709

	88,665	17,217	590

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

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). In accordance with the new CIT Law, Hangzhou Shiqu, Hangzhou Juangua enjoy the 15% preferential tax rate from 2016 to 2018. The HNTE certificates of Hangzhou Shiqu, Hangzhou Juangua were renewed in 2019 and are valid for another three years from 2019 to 2021. Hangzhou Juandou Network Technology Co., Ltd. enjoy the 15% preferential tax rate from 2018 to 2020. The preferential tax rate of Meilishuo (Beijing) Network Technology Co., Ltd. expired at December 31, 2017.

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

On November 30, 2018, Hangzhou Juandou obtained its HNTE certificate with a valid period of three years. Therefore, Juandou is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

Tax holiday had no immediate tax impact as there is no taxable profit for Hangzhou Shiqu, Hangzhou Juangua, Hangzhou Juandou and Meilishuo (Beijing) Network Technology Co., Ltd. for the years ended March 31, 2018, 2019 and 2020.

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

The Group’s consolidated VIEs and VIEs’ subsidiaries are controlled by the Company through various contractual agreements. To the extent that these consolidated VIEs and VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2019 and 2020, the Company did not record any withholding tax on the retained earnings of its subsidiaries, consolidated VIEs and VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.

The components of loss before tax are as follows:

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(795,673)	(426,044)	(310,312)
Income/(loss) from overseas entities	148,955	(77,448)	(1,913,916)

Total loss before tax	(646,718)	(503,492)	(2,224,228)

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Income tax benefits/(expenses)
Current income tax expenses	(2,654)	(6,051)	(2,119)
Deferred tax benefits	91,319	23,268	2,709

Total income tax benefits	88,665	17,217	590

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended March 31,
	2018	2019	2020
PRC Statutory tax rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	7%	(3%)	(23%)
Permanent book – tax difference	(8%)	(5%)	(1%)
Additional deduction for research and development expenditures	1%	2%	1%
Changes in valuation allowance	(11%)	(16%)	(2%)

Effective tax rate	14%	3%	0%

Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense and entertainment expense.

(c)	Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward	696,968	556,851
- Carryforwards of un-deducted advertising expenses	150,530	182,318
- Accruals and other liabilities	12,042	6,821
- Provision for doubtful accounts	1,158	5,792
- Impairment of available-for-sale investments	—	1,125
Less: valuation allowance	(860,698)	(752,907)

Net deferred tax assets	—	—

Deferred tax liabilities:
- Recognition of intangible assets arisen from business combination and unrealized holding gain	2,485	2,571
- Recognition of acquired broadcasting license	—	18,958

Net deferred tax liabilities	2,485	21,529

As of March 31, 2020, the Group had net operating loss carry forwards of approximately RMB2,768,661 which mainly arose from the subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the calendar year from 2020 to 2029. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards.

As of March 31, 2020, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2020	783,272
2021	353,954
2022	157,755
2023	66,554
2024	266,217
Thereafter	1,140,909

2,768,661

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

Movement of valuation allowance

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the period	707,595	780,179	860,698
Addition	73,480	83,516	21,180
Written off for expiration of net operating losses	—	—	(125,803)
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	(896)	(2,997)	(3,168)

Balance at end of the period	780,179	860,698	752,907

16 ORDINARY SHARES

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

Effective May 30, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$15 million worth of outstanding ADSs of the Company, every one of which represents 25 class A ordinary share, from time to time over the next 12 months. As of March 31, 2020, 418,243 ADSs (10,456,075 shares) were repurchased with a total consideration of US$951 (RMB6,566) on the open market, at a weighted average price of US$2.27 per ADS and the Company recognized prepayment for share repurchase program of US$560 (RMB3,967) as of March 31, 2020 (Note 9).

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

17 CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

Number of shares	29,446,407	—	29,446,407
Amount	206,677	19,158	225,835

Total number of Preferred Shares	1,667,342,650	—	1,667,342,650

Total amount of Preferred Shares	6,556,377	688,240	7,244,617

The Group’s Preferred Shares activities for the year ended March 31, 2019 and 2020 are summarized below:

	Balance as of March 31, 2018	Accretion on convertible redeemable preferred shares to redemption value	Issuance of convertible redeemable Series C-3 preferred shares, net of issuance costs	Conversion to ordinary shares upon IPO	Balance as of March 31, 2019 and 2020
Series A-1 Preferred Shares
Number of shares	91,289,618	—	—	(91,289,618)	—
Amount	207,287	—	—	(207,287)	—
Series A-2 Preferred Shares
Number of shares	189,153,200	—	—	(189,153,200)	—
Amount	40,503	1,833	—	(42,336)	—
Series A-3 Preferred Shares
Number of shares	95,898,640	—	—	(95,898,640)	—
Amount	221,137	—	—	(221,137)	—
Series A-4 Preferred Shares
Number of shares	148,000,000	—	—	(148,000,000)	—
Amount	120,509	5,481	—	(125,990)	—
Series A-5 Preferred Shares
Number of shares	43,262,547	—	—	(43,262,547)	—
Amount	130,292	7,066	—	(137,358)	—
Series A-6 Preferred Shares
Number of shares	117,192,207	—	—	(117,192,207)	—
Amount	449,814	40,619	—	(490,433)	—
Series A-7 Preferred Shares
Number of shares	140,511,900	—	—	(140,511,900)	—
Amount	286,420	13,655	—	(300,075)	—
Series B-1 Preferred Shares
Number of shares	290,169,609	—	—	(290,169,609)	—
Amount	1,496,762	76,993	—	(1,573,755)	—
Series B-2 Preferred Shares
Number of shares	194,572,067	—	—	(194,572,067)	—
Amount	1,651,817	178,820	—	(1,830,637)	—
Series C-1 Preferred Shares
Number of shares	215,946,767	—	—	(215,946,767)	—
Amount	1,530,747	87,788	—	(1,618,535)	—
Series C-2 Preferred Shares
Number of shares	111,899,688	—	—	(111,899,688)	—
Amount	883,494	49,943	—	(933,437)	—
Series C-3 Preferred Shares
Number of shares	29,446,407	—	157,047,506	(186,493,913)	—
Amount	225,835	47,706	1,069,753	(1,343,294)	—

Total number of Preferred Shares	1,667,342,650	—	157,047,506	(1,824,390,156)	—

Total amount of Preferred Shares	7,244,617	509,904	1,069,753	(8,824,274)	—

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

18 SHARE BASED COMPENSATION

(a)	Global Share Plan

On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest Amended and Restated Global Share Plan, the Board of Directors accumulatively authorized and reserved 308,562,865 ordinary shares for the issuance as of March 31, 2020.

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

Valuation of stock options

The Group uses the Binominal option pricing model to estimate the fair value of stock options. There was no option granted for the year ended March 31, 2019. The assumptions used to value the Company’s option grants for the years ended March 31, 2018 and 2020 were as follows:

Valuation Dates	2018	2020
Expected term	10 years	10 years
Expected volatility	47.49%	39.93%
Exercise multiple	2.2~2.8	2.2
Expected dividend yield	—	—
Risk-free interest rate	2.4%	1.67%
Expected forfeiture rate (post vesting)	3% for staff 0% for management	3% for staff 0% for management
Fair value of the underlying shares on the date of option grants (US$)	0.45	0.10
Fair value of share option (US$)	0.14	0.09

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

Summary of option activities under the Global Share Plan

The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of April 1, 2017	190,782,730	0.09	8.15	60,728
Granted	470,000	1.10
Forfeited or cancelled (post-vesting)	(7,847,720)	0.29

Outstanding as of March 31, 2018	183,405,010	0.08	6.78	107,465

Exercised	(87,990,491)	0.01
Forfeited or cancelled (post-vesting)	(3,872,425)	0.30

Outstanding as of March 31, 2019	91,542,094	0.14	5.16	36,009

Granted	3,775	0.01
Exercised	(39,744,025)	0.03
Forfeited or cancelled (post-vesting)	(32,341,836)	0.28

Outstanding as of March 31, 2020	19,460,008	0.13	4.26	189
Vested and expected to vest as of March 31, 2020	19,460,008	0.13	4.26	189

Exercisable as of March 31, 2020	18,544,133	0.13	4.17	189

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB14,097, RMB8,920 and RMB1,650 for share options granted under the Global Share Plan in the consolidated statements of comprehensive loss for the years ended March 31, 2018, 2019 and 2020, respectively.

As of March 31, 2019 and 2020, there was RMB4,670 and RMB244 in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 1.12 and 0.11 years, respectively. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.

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

(b)	Service-based RSUs

A summary of activities of the service-based RSUs for the years ended March 31, 2018, 2019 and 2020 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2017	—	—
Granted	5,335,560	0.45
Vested	(93,500)	0.45
Forfeited	(347,000)	0.45

Unvested at March 31, 2018	4,895,060	0.45
Granted	78,715,557	0.67
Vested	(6,114,640)	0.63
Forfeited	(9,212,850)	0.64

Unvested at March 31, 2019	68,283,127	0.66

Granted	53,563,150	0.23
Vested	(18,466,165)	0.65
Forfeited	(53,014,160)	0.56

Unvested at March 31, 2020	50,365,952	0.31

For the years ended March 31, 2018, 2019 and 2020, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB2,739 , RMB94,148 and RMB30,535, respectively.

As of March 31, 2019 and 2020, there were RMB288,856 and RMB89,767 of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 3.09 and 3.05 years.

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

The total fair value and intrinsic value of RSUs vested was RMB93, RMB3,197 and RMB21,351 during the years ended March 31, 2018, 2019 and 2020, respectively.

19 RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
iSNOB(a)	An investee of the Group
JM Weshop (Cayman) Inc.	An investee of the Group
Tencent Group(b)	Shareholder of the Group
Chen Qi	Founder of the Group

(a)

iSNOB ceased to be the related party to the Group since May 2018 as the Company cannot exercise significant influence over iSNOB due to the further dilution of the Company’s equity interests in iSNOB resulting from its recent financing.

(b)	Tencent Holdings Limited together with its subsidiaries are referred to as Tencent Group.

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenues:
Technology services to iSNOB	600	—	—
Marketing services to Tencent	—	1,081	12
Technology services to JM Weshop	6,773	16,168	99

Total	7,373	17,249	111

Other income:
Equipment sales to JM Weshop	—	476	—

Cost of revenue:
Cloud technology services from Tencent Group	27,796	51,940	74,377
Payment processing fees to Tencent Group	24,018	17,393	18,214

Total	51,814	69,333	92,591

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

The Group had the following balances with the major related parties:

	As of March 31,
	2019	2020
	RMB	RMB
Due from JM Weshop	1,624	—
Due from Tencent Group	165	57

Total	1,789	57

Due to Tencent Group	(9,393)	(12,018)

Total	(9,393)	(12,018)

All balances with the related parties as of March 31, 2019 and 2020 were unsecured, interest free and had no fixed terms for repayment.

20 LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2018, 2019 and 2020 as follows:

	Year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net loss	(558,169)	(486,275)	(2,223,638)
Accretion on convertible redeemable preferred shares	(688,240)	(509,904)	—
Deemed dividends to preferred shareholders	—	(89,076)	—
Net loss attributable to ordinary shareholders-Basic and Diluted	(1,246,409)	(1,085,255)	(2,223,638)
Denominator:
Weighted average number of ordinary shares -Basic and Diluted	550,793,455	1,247,998,533	2,718,827,977
Basic and diluted loss per share	(2.26)	(0.87)	(0.82)

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

The following ordinary share equivalents were excluded from the computation of diluted net loss per share for the periods presented to eliminate any anti-dilutive effect:

	Year ended March 31,
	2018	2019	2020
Preferred Shares outstanding	1,667,342,650	—	—
Convertible Redeemable Class B ordinary shares	90,491,694	—	—
Share options and RSUs	152,905,974	99,267,557	62,468,172

Total	1,910,740,318	99,267,557	62,468,172

21 RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2019 and 2020, RMB496 and RMB155 appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets were RMB4,621,582 and RMB5,144,642 as of March 31, 2019 and 2020, respectively.

22 COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

The Group has entered into non-cancellable operating leases covering various facilities. The rental expenses were RMB41,178, RMB28,439 and RMB28,289 for the years ended March 31, 2018, 2019 and 2020, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

Future minimum payments under these non-cancellable agreements are as follows:

Operating lease obligations
RMB
For the year ended March 31,
2021	26,213
2022	21,368

Total	47,581

(b)	Capital and other commitments

There is no future minimum capital lease payments as of March 31, 2020.

(c)	Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2020, the Group is not a party to any material legal or administrative proceedings.

The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2020, the Group did not have significant loss contingencies.

23 SUBSEQUENT EVENTS

On May 28, 2020, the board of directors of the Company approved a new share repurchase program (the “2020 Program”) where the Company is authorized to repurchase up to US$10 million of its shares, effective until May 27, 2021. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

24 PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

The Company did not have significant capital and other commitments, or guarantees as of March 31, 2020.

CONDENSED BALANCE SHEETS

	As of March 31,
	2019	2020
	RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents	510,226	80,553	11,376
Amounts due from subsidiaries	789,513	1,153,102	162,849
Prepayments and other current assets	5,090	10,081	1,424

Total current assets	1,304,829	1,243,736	175,649

Non-current assets:
Intangible assets, net	988,188	723,451	102,171
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	1,673,406	37,187	5,250
Investments in other investees	227,462	91,362	12,903

Total non-current assets	2,889,056	852,000	120,324

Total assets	4,193,885	2,095,736	295,973

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	87,842	90,396	12,766
Accruals and other current liabilities	51,167	18,739	2,646

Total current liabilities	139,009	109,135	15,412

Non-current liabilities:
Deferred tax liabilities	2,485	2,485	351
Other non-current liabilities	4,722	3,644	515

Total non-current liabilities	7,207	6,129	866

Total liabilities	146,216	115,264	16,278

	As of March 31,
	2019	2020
	RMB	RMB	US$ Note 2(f)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2020; 2,371,289,450 and 2,408,454,175 shares issued and outstanding as of March 31, 2019 and 2020)	161	164	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2020; 303,234,004 shares issued and outstanding as of March 31, 2019 and 2020)	16	16	2
Treasury stock (US$0.00001 par value; nil and 10,456,075 shares as of March 31, 2019 and 2020)	—	(6,566)	(927)
Additional paid-in capital	9,392,737	9,431,740	1,332,016
Accumulated other comprehensive income	77,795	201,796	28,499
Accumulated deficit	(5,423,040)	(7,646,678)	(1,079,918)

Total shareholders’ equity	4,047,669	1,980,472	279,695

Total liabilities and shareholders’ equity	4,193,885	2,095,736	295,973

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(3,579)	(5,431)	(4,304)	(608)
Amortization of intangible assets	—	(82,436)	(319,188)	(45,078)
Other expense, net	(6,183)	(1,098)	5,308	750

Loss from operations	(9,762)	(88,965)	(318,184)	(44,936)
Interest income	8,146	7,532	4,659	658
Loss from subsidiaries, VIEs and VIEs’ subsidiaries	(723,790)	(441,830)	(1,736,959)	(245,307)
Gain/(loss) from investments, net	172,219	31,236	(59,050)	(8,339)

Loss before income tax and share of results of equity investee	(553,187)	(492,027)	(2,109,534)	(297,924)
Income tax benefits	—	—	—	—
Share of results of equity investee	(4,982)	5,752	(114,104)	(16,115)

Net loss	(558,169)	(486,275)	(2,223,638)	(314,039)
Accretion on convertible redeemable preferred shares to redemption value	(688,240)	(509,904)	—	—
Deemed dividends to preferred shareholders	—	(89,076)	—	—

Net loss attributable to MOGU Inc.’s ordinary shareholders	(1,246,409)	(1,085,255)	(2,223,638)	(314,039)

Net Loss	(558,169)	(486,275)	(2,223,638)	(314,039)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(81,141)	55,440	105,433	14,890
Share of other comprehensive (loss)/gain of equity method investee	(2,124)	938	(145)	(20)
Share of other comprehensive income of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	7,928	(1,588)	(7,884)	(1,113)
Unrealized securities holding gains, net of tax	2,938	26,655	26,597	3,756

Total other comprehensive (loss)/income	(72,399)	81,445	124,001	17,513

Total comprehensive loss	(630,568)	(404,830)	(2,099,637)	(296,526)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(f)
Net cash (used in)/provided by operating activities	(37,887)	8,240	5,803	819
Net cash used in investing activities	(106,922)	(213,639)	(406,144)	(57,359)
Net cash provided by/(used in) financing activities	—	414,872	(29,332)	(4,142)
Net (decrease)/increase in cash and cash equivalents	(144,809)	209,473	(429,673)	(60,682)
Cash and cash equivalents at beginning of year	445,562	300,753	510,226	72,058
Cash and cash equivalents at end of year	300,753	510,226	80,553	11,376

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