Form 20-F
period 2021-03-31
MOGU Inc.
filed 2021-06-30
CIK 1743971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2021.
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
Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road
Xihu District,
Hangzhou
, 310012
People’s Republic of China
(Address of principal executive offices)

Qi Feng, Financial Controller
Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road
Xihu District,
Hangzhou
, 310012
People’s Republic of China
Tel: +86 571 8530 8201
Email: ir@mogu.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing 25 Class A ordinary shares, par value US$0.00001 per share) Class A ordinary shares, par value US$0.00001 per share *	MOGU	The New York Stock Exchange (The New York Stock Exchange)

*	No t for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,215,043,400 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     ☐  Yes    ☒
No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
.    ☐  Yes    ☒
No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days
.    ☒
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
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

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•
“active buyer through LVB” in a given period are to registered user account that placed one or more orders in one of the LVB channels on our platform, regardless of whether the ordered products are sold, delivered or returned (If a buyer registered two or more user accounts on our platform and placed orders on our platform through those different registered user accounts, the number of active buyers would, under this methodology, be counted as the number of the registered user accounts that such buyer used to place the orders);

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
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5518 to US$1.0000, the exchange rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2019, 2020 and 2021 are to the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

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
A.
Selected Financial Data
The following table presents the selected consolidated financial information for our company. The selected consolidated statement of operations and comprehensive loss data for the years ended March 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2020 and 2021, and selected consolidated cash flow data for the years ended March 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statement of operations and comprehensive loss data for the years ended March 31, 2017 and 2018, selected consolidated balance sheet data as of March 31, 2017, 2018 and 2019, and selected consolidated cash flow data for the years ended March 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this selected consolidated financial data section together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

	For the Year Ended March 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statement of Operations and Comprehensive Loss Data:
Revenues	1,109,877	973,207	1,074,278	835,314	482,392	73,627
Cost of revenues (exclusive of amortization of intangible assets shown separately below) (1)	(377,765)	(317,725)	(313,788)	(293,757)	(183,112)	(27,948)
Sales and marketing expenses (1)	(692,742)	(747,928)	(743,732)	(613,183)	(229,775)	(35,071)
Research and development expenses (1)	(418,496)	(289,274)	(236,446)	(171,137)	(103,474)	(15,793)
General and administrative expenses (1)	(123,404)	(100,105)	(168,379)	(128,152)	(103,038)	(15,727)
Amortization of intangible assets	(440,772)	(384,555)	(194,874)	(331,294)	(341,802)	(52,169)
Impairment of goodwill and intangible assets	(110,610)	—	—	(1,382,149)	—	—
Other (expense)/income, net	(17,429)	18,961	8,761	11,472	49,885	7,614

Loss from operations	(1,071,341)	(847,419)	(574,180)	(2,072,886)	(428,924)	(65,467)
Interest income	24,514	33,464	33,700	29,312	19,601	2,992
Gain/(loss) from investments, net	—	172,219	31,236	(66,550)	86,497	13,202
Loss before income tax and share of results of equity investee	(1,046,827)	(641,736)	(509,244)	(2,110,124)	(322,826)	(49,273)
Income tax benefits/(expense)	107,687	88,665	17,217	590	(5,181)	(791)
Share of results of equity investee	—	(4,982)	5,752	(114,104)	36	5
Net loss	(939,140)	(558,053)	(486,275)	(2,223,638)	(327,971)	(50,059)
Net (loss)/income attributable to non-controlling interests	(3)	116	—	—	—	—

Net loss attributable to MOGU Inc.	(939,137)	(558,169)	(486,275)	(2,223,638)	(327,971)	(50,059)
Accretion on convertible redeemable preferred shares to redemption value	(601,902)	(688,240)	(509,904)	—	—	—
Deemed dividend to holders of mezzanine equity	—	—	(89,076)	—	—	—

	For the Year Ended March 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
Net loss attributable to MOGU Inc.’s ordinary shareholders	(1,541,039)	(1,246,409)	(1,085,255)	(2,223,638)	(327,971)	(50,059)

Net loss per share attributable to ordinary shareholders
Basic	(2.77)	(2.26)	(0.87)	(0.82)	(0.12)	(0.02)
Diluted	(2.77)	(2.26)	(0.87)	(0.82)	(0.12)	(0.02)
Weighted average number of shares used in computing net loss per share
Basic	555,729,818	550,793,455	1,247,998,533	2,718,827,977	2,630,425,361	2,630,425,361
Diluted	555,729,818	550,793,455	1,247,998,533	2,718,827,977	2,630,425,361	2,630,425,361

Notes:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(5,342)	(4,619)	(13,916)	2,747	(2,464)	(376)
Sales and marketing expenses	(2,607)	(2,450)	(9,558)	(7,927)	(5,416)	(827)
Research and development expenses	(7,801)	(6,016)	(15,161)	(9,265)	(3,940)	(601)
General and administrative expenses	(4,988)	(3,751)	(64,433)	(17,740)	(14,475)	(2,209)

Total	(20,738)	(16,836)	(103,068)	(32,185)	(26,295)	(4,013)

The following table presents our selected consolidated balance sheet data as of March 31, 2017, 2018, 2019, 2020 and 2021:

	As of March 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,270,289	1,224,393	1,276,710	856,567	542,076	82,737
Restricted cash	1,206	1,004	1,006	807	808	123
Short-term investments	400,583	130,000	212,000	238,000	260,245	39,721
Inventories, net	4,098	110	5,042	2,926	240	37
Loan receivables, net	149,106	104,247	120,901	113,111	99,965	15,258
Prepayments and other current assets	650,048	188,862	161,249	99,108	77,679	11,855
Amounts due from related parties	420	7,179	1,789	57	6,061	925

Total current assets	2,475,750	1,655,795	1,778,697	1,310,576	987,074	150,656

Property, equipment and software, net	99,689	16,511	11,975	14,109	10,780	1,645
Intangible assets, net	500,905	116,770	1,001,967	813,011	426,005	65,021
Goodwill.	1,568,653	1,568,653	1,568,653	186,504	186,504	28,466
Investments	10,935	201,037	241,721	102,373	66,382	10,132
Other non-current assets	28,521	18,755	763	14,183	163,111	24,896

Total non-current assets	2,208,703	1,921,726	2,825,079	1,130,180	852,782	130,160

Total assets	4,684,453	3,577,521	4,603,776	2,440,756	1,839,856	280,816

Accounts payable	11,104	12,270	17,989	17,080	19,938	3,044
Salaries and welfare payable	36,626	20,654	22,112	6,032	4,349	664
Advances from customers	236	37	1,177	103	77	12
Taxes payable	4,510	8,523	5,844	6,342	1,558	238
Amounts due to related parties	2,467	20,103	9,393	12,018	6,234	951
Accruals and other current liabilities	1,019,037	608,486	492,385	393,536	333,127	50,845

Total current liabilities	1,073,980	670,073	548,900	435,111	365,283	55,754

Total liabilities	1,188,568	695,306	556,107	460,284	384,960	58,757
Total mezzanine equity	6,696,632	7,384,872	—	—	—	—
Total shareholders’ (deficit)/equity	(3,200,747)	(4,502,657)	4,047,669	1,980,472	1,454,896	222,059

Total liabilities, mezzanine equity and shareholders’ equity	4,684,453	3,577,521	4,603,776	2,440,756	1,839,856	280,816

The following table presents our selected consolidated cash flow data for the years ended March 31, 2017, 2018, 2019, 2020 and 2021:

	For the Year Ended March 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(832,497)	(314,862)	(325,808)	(311,789)	(77,931)	(11,895)
Net cash (used in)/provided by investing activities	(541,637)	340,461	(82,836)	(113,150)	(96,663)	(14,754)
Net cash provided by/(used in) financing activities	194,964	7,136	414,872	(29,332)	(119,249)	(18,201)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	96,010	(78,833)	46,091	33,929	(20,647)	(3,151)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,083,160)	(46,098)	52,319	(420,342)	(314,490)	(48,001)
Cash and cash equivalents and restricted cash at beginning of year	2,354,655	1,271,495	1,225,397	1,277,716	857,374	130,861
Cash and cash equivalents and restricted cash at end of year	1,271,495	1,225,397	1,277,716	857,374	542,884	82,860
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
To achieve growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully. We recorded net loss of RMB486.3 million, RMB2,223.6 million and RMB328.0 million (US$50.1 million) for the years ended March 31, 2019, 2020 and 2021, respectively.
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
Our revenues decreased by 22.2% from RMB1,074.3 million in the year ended March 31, 2019 to RMB835.3 million in the year ended March 31, 2020, and decreased further by 42.3% from RMB835.3 million in the year ended March 31, 2020 to RMB482.4 million (US$73.6 million) in the year ended March 31, 2021. We incurred net loss of RMB2,223.6 million and RMB328.0 million (US$50.1 million) in the years ended March 31, 2020 and 2021, respectively. The restructuring of our business mix towards a
KOL-driven,
LVB-focused
business model has negatively affected our ability to achieve growth and profitability in the last two years, and we may not be able to generate enough revenue to achieve growth or profitability for the foreseeable future. There can be no assurance that we will be able to achieve either revenue growth or profitability under our current business model.
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

Our merchants rely on third-party delivery service providers to deliver products to our users. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of products purchased on our platform. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If products on our platform are not delivered on time or are delivered in a damaged state, users may refuse to accept our products and have less confidence in our services. Any failure to provide high-quality delivery services to our users may negatively impact the shopping experience of our users, damage our reputation and cause us to lose users.
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
In the years ended March 31, 2020 and 2021, our
top-10
KOLs contributed 23.2% and 43.7% of our total GMV, respectively. The popularity of our KOLs is a significant driver of our growth in active buyers through LVB, which in turn drives our GMV and revenue. KOLs with more fans are able to reach a wider audience when they promote or sell products on their LVB, and they also tend to attract more merchants to our platform for partnership opportunities. As of March 31, 2020 and March 31, 2021, our top-10
KOLs had 9.4% and 16.2% of the total number of fans of all of our KOLs, respectively.
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
We offer
Bai Fu Mei
, a financing solution with flexible repayment terms, to users on our platform, through which users can easily obtain small credits for their purchases of products on our platform after going through our streamlined application process. Loans that we make to consumers through
Bai Fu Mei
are collateralized by the accounts receivables related to the purchased goods. We also offer advanced payment collection service to merchants by collecting service fees based on the principal, to obtain funds from sale of goods upon shipment, rather than upon delivery to customers, which shortens the cash collection cycle for merchants. In addition, we also provide loans to merchants secured by their accounts receivables from customers through our VIEs’ subsidiary having factoring business qualification and charges a service fee based on the principal. The default rate for our internet financing solutions has historically been low. We may not be able to maintain low delinquency rates for the financing solutions offered on our platform, and such delinquency rates may be significantly affected by economic downturns or credit cycle associated with the volatility of general economy beyond the control of us, our users and merchants. If economic conditions deteriorate, we may face increased risk of default or delinquency of our users and merchants. If we cannot track the deterioration of the creditworthiness of our users and merchants, the criteria we use for the analysis of their credit profiles may be rendered inaccurate. As a result, we may not be able to accurately assess the credit profiles of them. Since financing solutions’ contribution to our total revenues has continued to increase over the past year, if any of the foregoing were to occur, our results of operations, financial position and liquidity would be materially and adversely affected.
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
We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platform. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB743.7 million, RMB613.2 million and RMB229.8 million (US$35.1 million) in sales and marketing expenses in fiscal years ended March 31, 2019, 2020 and 2021, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our margin.
Our business, financial condition and results of operations may be adversely affected by the
COVID-19
pandemic.
The ongoing
COVID-19
pandemic has continued to spread across the world and has created unique global and industry-wide challenges.
COVID-19
has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. New
COVID-19
variants have also emerged in a few countries, potentially extending the period where
COVID-19
will negatively impact the global economy.
Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance may be adversely affected, to the extent that
COVID-19
exerts long-term negative impact on the Chinese economy. During the first quarter of 2020,
COVID-19
caused delays in the delivery of the merchandise sold on our platform, but our merchandise delivery timing was gradually returning to normal in the second quarter of 2020. Benefiting from the containment of the
COVID-19
pandemic in China, our operations gradually resumed normal starting from late February 2020. Therefore, the
COVID-19
did not have material impact on our financial results for the year ended March 31, 2021.
While the disruption of
COVID-19
to business activities in China has been eliminated to a large extent, it is still difficult to predict how
COVID-19
will impact our business in the near term. For example, if a
COVID-19
variant strikes in a future wave, there may be delay in the delivery timing for merchandise sold on our platform due to disruption from any quanrantine measures or reduced work hour requirements associated with handling the future wave. In addition, the prolonged social distancing and quarantine measures likely to be enforced in any future wave of
COVID-19
or its variants may decrease people’s need and willingness to shop for fashion merchandise, which may lead to reduced traffic and transaction volume on our platform. All of these factors may lead to a negative impact on our financial performance generally. The extent to which the
COVID-19
pandemic impacts our results will depend on future developments, which are highly uncertain, including the availability and effectiveness of any new vaccines and the emergence of any new
COVID-19
variants, among others.
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
Labor costs in China have risen in recent years due to development of labor laws and regulations. Rising labor costs in China will increase costs of the merchants on our platform and may cause the third-party logistics and delivery service providers engaged by our merchants to charge higher fees for their products and services, which will restrict our merchants’ ability to offer attractive pricing for or maintain the quality of products offered on our platform, which in turn may cause us to lose users and negatively impact our margin.
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
E-Commerce
Law provides that
e-commerce
operators must obtain administrative licenses if the business activities conducted by the
e-commerce
operators are subject to administrative licensing requirements under applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on
E-commerce”
for further details. On March 15, 2021, the SAMR promulgated a revised vision of the Online Trading Measures, which became effective on May 1, 2021. The revision makes further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. However, it remains uncertain as to how the
E-Commerce
Law will be further interpreted and implemented. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. We changed the website from
mogujie.com
to
mogu.com
. We have updated the related licenses and approvals pursuant to the relevant laws and regulations, and may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. For example, Beijing Meilishikong, one of our PRC consolidated affiliated entities and the operator of the mobile app and website of Meilishuo, has obtained a valid license for the provision of Internet information services, or ICP License, but does not hold a license for the provision of online data processing and transaction processing services
(for-profit
e-commerce),
or EDI License. We do not believe that an EDI License is required for Beijing Meilishikong because Meilishuo is substantially a display platform and does not engage in any online data processing or transaction processing business that would otherwise require an EDI License. In addition, as advised by CM Law Firm, our PRC legal counsel, we do not believe that our provision of sales promotion activities through live video broadcasts will be viewed as provision of internet audio-visual programs to the public which would require a license for providing internet audio-visual program services. We cannot assure you that the relevant PRC government authorities would agree with our conclusions. As of the date of this annual report, we have obtained the License for Online Transmission of Audio-visual Programs. We, however, cannot assure you that the scope specified in our License for Online Transmission of Audio-visual Programs is able to cover all the needs that arise or will arise in our operations from time to time. We are currently applying to expand the scope of our License for Online Transmission of Audio-visual Programs. Should we be required to obtain additional licenses or approvals or be required to expand the scope of the licenses we currently hold, we may not be able to do so in a timely manner or at all. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.
Morever, heightened regulatory scrutiny may lead to frequent regulatory communications, inquiries or investigations that could materially and adversely affect our business model, results of operations and prospects. For instance, since April 2021, the SAMR has required online platform operaters including us to conduct self-inspections on compliance on regular basis. As of the date of this annual report, we have not been subject to any material fines or other penalties due to any material violations of applicable PRC laws or regulations. However, if the PRC government continues to tighten its regulatory framework for internet service industries in the future, or requires us to adjust our existing business practices for regulatory compliance, our business, financial condition and prospects could be materially and adversely affected.

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
Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us and subject us to negative publicity which could harm our reputation and negatively affect the trading price of the ADSs. There are also uncertainties with respect to how these laws will be implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, in October 2020, the Standing Committee of the National People’s Congress of China released a draft personal information protection law, or the Draft PI Protection Law, for public comment. The Draft PI Protection Law provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent and requirements on processing of sensitive personal information. As the Draft PI Protection Law remains subject to change, we may be required to make further adjustments to our business practices to comply with the enacted form of the law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Cybersecurity and Privacy.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with various standards and applications. These various standards in enforcing data privacy and protection laws may create difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Although we collect personal information and data only with users’ prior consent and have adopted measures to protect the data security and minimize the risk of data loss, we cannot assure you that the measures we have taken are always sufficient and effective. In the past
, we received notices from regulator authorities that identified certain compliance defects in our data privacy and protections practices, requiring us to rectify our data privacy measures but without imposing any penalty on us. We have adopted several remedial measures in response to such notices and submitted our rectification reports to the relevant governmental authorities, but we cannot guarantee that such remedial measures will not invite any further scrutiny from the relevant regulator authorities. If we are unable to manage these risks, we could have our mobile apps be blocked or suspended and/or become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
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

Our reputation, business and result of operations would be adversely impacted by any counterfeit, unauthorized or infringing products sold on our platform that fail to meet the applicable legal requirements.
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
We carry a significant goodwill balance on our balance sheet as a result of past business combination, but do not have any material tangible assets. We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 34.1%, 7.6% and 10.1% of our total assets as of March 31, 2019, 2020 and 2021, respectively, as a result of historical usiness combinations. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations.
In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. We had goodwill impairment of nil, RMB1,382.1 million and nil for the years ended March 31, 2019, 2020 and 2021, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and intangible assets in the future or that such impairments will not be material. As of March 31, 2021, the market capitalization of our company was lower than the carrying value of net assets of our company. If the market capitalization of our company continues to be lower than the carrying value of net assets of our company for a prolonged period, as happened during the year ended March 31, 2020, it may be considered as a triggering event for us to perform interim goodwill impairment test and we may need to recognize goodwill and other long-lived assets impairment if the fair value is asserted to be less than their carrying amount. In addition, weaker-than-expected operation results and cash flows performance in the future or other relevant factors could be considered as the indicators of trigger for goodwill impairment and additional impairment may be needed to be recognized in future periods. Any significant impairment losses charged against our goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations. In addition, our lack of material tangible assets may expose us to certain risks, including decreased ability to obtain debt financings or hedge against fluctuations in value of our intangible assets.
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
Our KOLs engage in sales promotion activities through our live video broadcasts and they interact and exchange information with our users and generate and distribute content. However, because a majority of the communications on our platform is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by KOLs and users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the displaying or publishing of inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations on our platform. We also allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities.
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
Some of the products sold by the merchants on our platform or our brand partners may be defectively designed or manufactured. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as a platform service provider. If we fail to provide the real names, addresses and valid contact details of our merchants in the event that consumers ask such information for compensation from the merchants or our brand partners, the consumers may also claim damages from us, or if we know or should have known that merchants on our platform use our platform to infringe upon the legitimate rights and interests of consumers but we fail to take necessary measures, we shall bear joint and several liability with the merchants. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Advertising.” Currently, we do not maintain third-party liability insurance or product liability insurance in relation to products offered on our platform. Any material product liability claim or litigation could materially and adversely affect our business, financial condition and results of operations. Even unsuccessful claims could result in the use of funds and managerial efforts in defending them and could negatively impact on our reputation.

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
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how
or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed upon by our products, services, merchants, the content displayed on our platform or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products or content may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. In addition, we strive to closely monitor the products offered on our platform, and also require merchants on our platform to indemnify us for any losses we suffer or any costs that we incur in relation to the products offered by such merchants on our internet platform. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how
or other intellectual property rights held by third parties. Further, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how
or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.
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
We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of May 31, 2021, options to purchase 13,385,576 ordinary shares as well as 73,003,225 restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of operations and comprehensive loss in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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
Our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2021 due to material weakness identified. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
In the course of preparing and auditing our consolidated financial statements for the years ended March 31, 2019, 2020 and 2021 included in our annual report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of March 31, 2021. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end
financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our identified material weakness, we have implemented and plan to implement a number of measures to address the material weakness. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring
and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience. However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of March 31, 2021. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.”
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
The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
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
Risks Related to Doing Business in China
Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations.
Our revenues are all sourced from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012, and the impact of
COVID-19
on the Chinese economy in 2020 was severe. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.7%, 6.0% and 2.3% in 2018, 2019 and 2020, respectively. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in demand for and spending on the products and services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.
In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.
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
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. The bill, if enacted, would shorten the three-consecutive-year compliance period under the HFCA Act to two consecutive years.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On May 13, 2021, the PCAOB issued a proposed rule governing PCAOB determinations under the HFCA Act. The proposal would establish a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The PCAOB is still soliciting comments on the proposed rule, and we are unsure of the impact, if any, of the PCAOB proposed rule on our auditor when it takes effect.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the
Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against five
PRC-based
accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.
In December 2012, the SEC brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The four firms appealed to the SEC against this decision and, on February 6, 2015, each of the four accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.
We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC is affiliated to one of the four accounting firms above.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firms were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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
In May 2019, our board of directors authorized the repurchase of up to US$15 million of the ADSs or our ordinary shares over a twelve-month period from May 30, 2019 through May 29, 2020. In May 2020, our board of directors authorized a new repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from May 28, 2020 through May 27, 2021. In September 2020, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from September 13, 2020 through September 12, 2021. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for details of our share repurchase transacrtions pursuant to these share repurchase programs for the fiscal year ended March 31, 2021. Although our board of directors has authorized share repurchase programs and can authorized additional share repurchase programs in the furture, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.
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
Techniques employed by short sellers may drive down the market price of our listed securities.
Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
Any allegations or reports published by short sellers against our company may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations and information in the such reports are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves against negative information in such reports, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day
operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

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
As of May 31, 2021, Mr. Qi Chen, our
co-founder,
the chairman of our board of directors and our chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 12.1% of our total issued and outstanding share capital and 80.5% of our aggregate voting power as of May 31, 2021. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2021 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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
On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million), on which we will pay installment payments. The office building is still under construction and expected to be completed within the next 18 months. We expect to begin business operations in this office building in 2023.
Our principal executive offices are located at Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road, Xihu District, Hangzhou, 310012, People’s Republic of China. Our telephone number at this address is +86 571 8530 8201. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited at P.O. Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Our large base of KOLs is the primary source of the rich and diverse content on our platform, which is mostly in live-streaming format and distills styles and trends, often features products from our merchants and guides our users along their shopping journey from discovery to purchase. We attract merchant partners due to the sizeable user base of our platform, and these merchant partners incentivize and empower our KOLs to produce engaging fashion content by providing the KOLs with their fashion products, which often reflect the latest fashion trends. Our highly engaging content comprises live video broadcasts, short-form videos, photographs, and product reviews. In March 2021, we had live video broadcasts totaling over 2,600 hours on a daily basis. Our users may directly purchase the products promoted or reviewed during a live video broadcast from the LVB hosts by clicking on the links to the products available in the live video broadcast channels. In addition, when a user sees a certain item featured in a live video broadcast or a short-form video, or sees it recommended by a friend or a KOL through a like or share on our platform, the user can directly purchase that item.
Users access our platform primarily through mobile applications, including our flagship
Mogujie
mobile app, as well as through our Mini Programs on Weixin. Through our strategic partnership with Tencent, one of our principal shareholders and the owner of Weixin and QQ, we also have one of the few dedicated Weixin Pay and QQ Wallet entryways that help direct Tencent’s massive base of users to our platform when they look to fulfill their fashion- and lifestyle-related needs. Our highly engaged user base primarily consists of young females between the ages of 20 and 30. In March 2021, on average, an active buyer through LVB on our platform spent over 62 minutes per day and 18 days per month watching our live video broadcasts, and 91% of them repurchased within 30 days of their initial purchase. If an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.
We are a technology-driven company that has relentlessly pursued the development of industry-leading AI and big data analytical capabilities to improve operational efficiency and user experience. Our user data is multidimensional as it relates to our users’ shopping behaviors, fashion tastes and purchasing history, which enables us to provide better and more personalized experience for them.
In 2021, we developed the short-live video feature for our platform based on our livestreaming functionalities, which includes short video clips with a duration of one to three minutes featuring product demonstration by LVBs in their livestreaming channels that can be distributed as strutured and tagged information to wider audience in public. These short-live videos will be recommended to our users based on our AI and big data analytical capabilities in various scenarios, such as search results and related videos and programs. The short-live video feature enhances our users’ experience and make it more convenient for new users to purpchase products on our platform. Our LVBs also benefit from the short-live video feature, as the short video clips are relatively inexpensive to produce and can boost the product sales by LVBs. Smaller LVBs can also level the playing field with short-live videos, which provides them a feasible and low-cost
way to attract new fans and generate product sale revenues. Our merchant and advertising partners can also take advantage of the increased sale volume and user traffic brought about by the short-live video feature.
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
We have invested in LVB host incubation programs that help us expand our LVB host talent pool and increase the popularity of LVB hosts. We have a bottom-heavy LVB host tier system, where we attract new LVB hosts from all walks of life to stream on our platform, and we discover and cultivate new LVB hosts with potential for building a large fan base and promoting product sales. in the process. We also hold events or competitions, such as the “Duo Hundred” and “Migrating Bird” plans we rolled out in 2019, to discover LVB hosts with good potential in large numbers so that we can focus on incubating them. Leveraging our experience in LVB host incubation, we cultivate and support our LVB hosts in many ways, including user traffic diversion that matches the LVB host’s popularity, continuing guidance on effective viewer interactions during LVB, supply chain support for products sold by the LVB host, user or fan data analytics, branding partnerships with our merchant partners, and otherwise promoting the LVB host in multiple media channels. The growing number of LVB hosts on our platform attests to the success of our LVB host incubation programs. In our internal system, we define LVB hosts who have achieved a certain level of fan following and product sales as established LVB hosts. Established LVB hosts typically possess sticky fan base, professional sales capability, and proven content creation know-how.
The number of established LVB hosts increased from 140 to 242 from March 31, 2019 to March 31, 2020, and further to 249 as of March 31, 2021.
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
An increasing number of our users have been purchasing fashion products from our live video broadcasts, as demonstrated by our number of active buyers through LVB, which increased from 2.5 million for the year ended March 31, 2019 to 3.6 million for the year ended March 31, 2020, and further to 3.5 million for the year ended March 31, 2021.

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

•
Live Video Broadcasts.
Live video broadcasts are mostly hosted by our KOLs and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB4.1 billion or 23.6% of our total GMV for the year ended March 31, 2019, RMB7.9 billion or 46.2% of our total GMV for the year ended March 31, 2020, and RMB10.9 billion (US$1.7 billion), or 78.5% of our total GMV for the year ended March 31, 2021, respectively. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. While watching these live video broadcasts, users can interact with the LVB hosts in real time through embedded instant messaging tools, and conveniently purchase products promoted by the LVB hosts within the same interface.

•
Short-live Videos
. A short video clip with a duration of one to three minutes featuring product demonstration by LVBs in their livestreaming channels that can be distributed as strutured and tagged information to wider audience in public.

•
Short-form Videos.
Our KOLs sometimes produce popular, original, short-form videos covering topics such as fashion tips, make-up
lessons and lifestyle guides. In addition, our users can also upload short-form videos after the content is vetted by our content screening procedures.

•	Photography . Our users and KOLs upload photographs on our platform to express their opinions and experience on fashion and lifestyle, including global fashion.

•
Online Review Community
. We have established a large and active online review community. To help users make informed purchasing decisions, we display recent purchases of each fashion product to highlight the item’s popularity and encourage previous purchasers to share their feedback. Our product description and reviews include detailed quantitative analysis, photo illustrations and other visual aids.

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
Integration with Social Network Platforms
We believe our dynamic user and KOL community contributes to our content base and brings it to life through interactive social network platforms. We distribute our content through all major social communication, social media and content platforms in China and encourage our users to share and repost our content, which amplify our brand image and enable us to reach more potential users. We primarily publish our fashion content through Kuaishou, Douyin, Weixin and QQ have had our content shared widely across these platforms.
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
Quality Control
We encourage merchants to make product quality their priority. Our service agreements require merchants to represent that the products they supply are authentic, are from legitimate sources and do not infringe upon rights of third parties, and to indemnify us for any damages resulting from any breach of such representations. In addition, merchants on our platform are required to offer consumer protection programs, such as nation-wide free shipment services, guaranteed timely shipment and returns and product warranties. Over the last few years, we introduced monetary penalties on merchants who violated our service gurantees or sold products with quality issues on our platform as an additional quality assurance measure. We monitor and control the quality and performance of our merchants through multiple policies and measures, such as security deposit.
Customer Service
Providing a superior customer experience and maintaining customer satisfaction are at the heart of what we do. We have developed key policies and procedures for our customer service that maintain the health and sustainability of our platform, including consumer protection programs, platform rules, qualification standards for merchants and buyer ,seller and LVB host rating systems.
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

Technology and Infrastructure
The success of our business is supported by our strong technological capabilities that enable us to deliver superior user experience and increase our operational efficiency. Our technology team, coupled with our proprietary technology infrastructure and the large volume of data generated and collected on our platform each day, have created opportunities for continuous improvements in our technology capabilities, empowering reliability, scalability and flexibility. As of March 31, 2021, we had a technology team with approximately 196 engineers, among whom 117 focus on technology development to support every aspect of our business operation, 36 focus on algorithm design and development, and 43 focus on underlying data and technology maintenance.
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
Data Aggregation
. We collect and continuously update merchant and customer credit data from internal and external sources. Factors we consider important for assessing the probability of delinquency include, among others, repayment history, fraudulent records, identity information, contact information, amount and source of income, occupation, credit information from the People’s Bank of China and other third parties, online consumption activities, and behaviors on our platform, third-party platforms and social networks. We are able to analyze data and capture useful parameters to feed into our risk assessment models, and quickly iterate and adjust these models based on newly acquired data, further improving our risk management capabilities.

Anti-fraud
. Our anti-fraud model uses a multifaceted detection process to identify both individual and collusive frauds. We use existing fraud databases, particularly credit blacklists maintained by us or our business partners. We conduct social network analysis to analyze users’ personal relationships and identify abnormal behavioral patterns that are pertinent to fraud detection. We continuously update our fraud database with new information on similar borrowers to improve the effectiveness of our fraud detection.
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
Intellectual Property
We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, KOLs, third-party merchants and others to protect our proprietary rights. As of March 31, 2021, we own 12 registered patent, 1,221 registered trademarks in the PRC, copyrights to 189 software programs developed by us relating to various aspects of our operations, and 196 registered domain names, including mogu.com, mogujie.com and meilishuo.com.
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
Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval
process. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories both issued by the National Development and Reform Commission and the MOFCOM issued, namely the Encouraged Foreign Investment Catalog (2020 version), as promulgated on December 27, 2020 and took effect on January 27, 2021, and the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, which was promulgated on June 23, 2020 and took into effect on July 23, 2020. The 2020 Negative List sets out the industries in which foreign investments are prohibited or restricted, and according to the 2020 Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding
e-commerce,
domestic multi-party communications services,
store-and-forward
services, and call center services) shall not exceed 50%.
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

On June 10, 2021, the Data Security Law was promulgated by the SCNPC and will become effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishment of basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, the Data Security Law clarifies the data security protection obligations of organizations and individuals carrying out data related activities and implementing data security protection measures.
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
On April 13, 2020, the CAC promulgated the Measures for the Security Review, which became effective since June 1, 2020. The Measures for the Security Review further requires operators of network product or service to prejudge the possible risks to national security if such product or service is put into use in the future. Where national security is or may be affected, an application for cybersecurity review shall be filed with the Cybersecurity Review Office.
The Civil Code of the PRC, which was issued by the NPC on May 28, 2020 and took effect on January 1, 2021, also stipulates the protection on personal information of individuals. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information

For the protection of personal information, network operators like us may not disclose or tamper with personal information that we have collected, and we are obligated to store the personal information and important business data collected or generated in the course of operations within the country within PRC territory, to remove unlawfully collected information and to amend incorrect information. Moreover, we may not provide personal information to third parties without prior consent. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
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
e-commerce
platforms.
On January 26, 2014, the State Administration for Industry and Commerce, which is the predecessor of the SAMR, promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online product operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the SAMR promulgated the revised vision of the Online Trading Measures, which took into effect on May 1, 2021. The revision makes further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. It also imposes new obligations on the
e-commerce
platform operators, such as verifying and registering the identity of trading parties on the platform either that are required to registered with SAMR or that are exempted from such registration, regular reporting of prescribed information of trading parties on the platform to the relevant branch of SAMR, establishing a system of inspection and monitoring of information on the goods sold or services provided on the platform.
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
Regulations on Commercial Factoring
On June 27, 2012, MOFCOM issued the Circular of the Ministry of Commerce on the Pilot Work of Commercial Factoring, effective as of the same. This circular allows the trial-implementation of commercial factoring pilot work in Shanghai Pudong New Area to explore the approaches to develop the commercial factoring. Specifically, the business scope of the commercial factoring companies includes but not limited to trade financing, sales subsidiary ledger management, credit investigation and assessment, receivables management and collection, and credit risk guarantee. In addition, MOFCOM released another notice on the enhancement the management of commercial factoring pilot work, which set forth that Shanghai Pudong New Area could commence the commercial factoring pilot work from June 2012 and added reporting obligation and inspection rights into the framework of the commercial factoring pilot work. On October 18, 2019, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises to regulate the operating activities of commercial factoring enterprises, clarify regulatory responsibilities and emphasize that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; and (iii) facilitating loans or entrusted by another person to facilitate loan.
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

Copyright
On September 7, 1990, the SCNPC promulgated the PRC Copyright Law, which was lasted amended on November 11, 2020 and became effective on June 1, 2021. The implementing regulations of the PRC Copyright Law was promulgated in 2002 and amended in 2013. The PRC Copyright Law and its implementation regulations are the principal laws and regulations governing the copyright related matters. Pursuant to the amended PRC Copyright Law, products disseminated over the internet and software products, among the subjects, are entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center. The latest amended version of the PRC Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. For instance, reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided for in the Copyright Law of the PRC, constitute infringements of copyrights.
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
Patents
The National People’s Congress promulgated the PRC Patent Law in 1984 and most recently amended on October 17, 2020 and became effective on June 1, 2021. Any invention, utility model or design must meet three conditions to be patentable: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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
Regulations on Value-added Tax
The Provisional Regulations of the PRC on Value-added Tax was promulgated by the State Council on December 13, 1993 and was amended on November 10, 2008 and February 6, 2016. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the MOF, SAT and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, services, intangible assets, real property, the provision of processing, repair and replacement services, and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39, the VAT tax rates generally applicable are simplified as 13%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.
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
We are headquartered in Hangzhou, China, and have leased an aggregate of approximately 11.2 thousand square meters of office space in Hangzhou as of March 31, 2021. We also had an aggregate of approximately 0.1 thousand square meters of office space in Beijing as of March 31, 2021. We lease our premises under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2021 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Hangzhou, China	11.2	Office	1-5
Beijing, China	0.1	Office	1
On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million). The office building is still under construction and expected to be completed within the next 18 months. We expect to begin business operations in this office building in 2023.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2019, 2020 and 2021 are to the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

A.	Operating Results
Overview
We are a leading
KOL-driven
online fashion and lifestyle destination in China. We have scaled our GMV. In our operations, we monitor the number of our GMV associated with LVB, number of active buyers through LVB and number of established LVB hosts on a regular basis, as they are, among other things, drivers of our revenue and metrics to help us evaluate the current performance of the business. A significant dip in any of these metrics will usually prompt remedial actions from us to keep our business on the right track.
Our GMV associated with LVB was RMB4.1 billion, RMB7.9 billion and 10.9 billion for the years ended March 31, 2019, 2020 and 2021, respectively. Our active buyers through LVB were 2.5 million, 3.6 million and 3.5 million for the years ended March 31, 2019, 2020 and 2021, respectively. Our established LVB hosts were 140, 242 and 249 as of March 31, 2019, 2020 and 2021, respectively.
Our total GMV was RMB17.4 billion, RMB17.1 billion and 13.9 billion for the years ended March 31, 2019, 2020 and 2021, respectively.
Our total revenues were RMB1,074.3 million, RMB835.3 million and RMB482.4 million (US$73.6 million) for the years ended March 31, 2019, 2020 and 2021, respectively.
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

Impact of
COVID-19
on Our Operations and Financial Performance
Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions in 2020, which included extending the Chinese New Year holiday, quarantining individuals suspected of having
COVID-19,
asking residents in China to stay at home and to avoid public gathering, among other things.
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery in 2020. During the first quarter of 2020,
COVID-19
caused delays in the delivery of the merchandise sold on our platform, but our merchandise delivery timing was gradually returning to normal in the second quarter of 2020. Benefiting from the containment of the
COVID-19
pandemic in China, our operations gradually resumed normal starting from late February 2020. Therefore, the
COVID-19
did not have material impact on our financial results for the year ended March 31, 2021.
While, as the
COVID-19
pandemic is still
on-going
globally, its impact on our financial performance for the period beyond the year ended March 31, 2021 cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.
As of March 31, 2021, our cash and cash equivalents were RMB542.1 million (US$82.7 million) and our short-term investments was RMB260.2 million (US$39.7 million). We believe this level of liquidity is sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—
Our business, financial condition and results of operations may be adversely affected by the
COVID-19
pandemic.”
Key Line Items and Specific Factors Affecting Our Results of Operations
Revenues
The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	507,728	47.3	438,274	52.5	318,602	48,628	66.0
Marketing services revenues	395,747	36.8	243,081	29.1	71,345	10,889	14.8
Financing solutions revenues	49,076	4.6	53,989	6.5	49,285	7,522	10.2
Other revenues	121,727	11.3	99,970	11.9	43,160	6,588	9.0

Total revenues	1,074,278	100.0	835,314	100.0	482,392	73,627	100.0

Commission revenues
. We earn commissions from merchants on our platform when transactions are completed and settled. Such commissions are generally determined as an agreed percentage of the value of merchandise sold by merchants. We generally offer two categories of services to our non-live
video broadcast merchants. We typically charge a commission rate of approximately 5% to merchants that choose our entry-level service offerings, which include basic operational support. For live video merchants, a commission rate of 10% is typically charged.
Marketing services revenues
. We generate revenues from marketing services by providing online marketing services, including display-based, search-based and native content-based advertisements and marketing services, to merchants and brand partners.
Financing solutions revenues
. We generate revenues from loaning to users and merchants through factoring arrangements and from making services by facilitating the financial institutions to provide loans to merchants and users through our online platform and services to manage repayments.

Other revenues.
Our other revenues primarily consist of online direct sales, technology services and others.
Costs and expenses
The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(313,788)	19.0	(293,757)	10.1	(183,112)	(27,948)	20.1
Sales and marketing expenses	(743,732)	45.1	(613,183)	21.1	(229,775)	(35,071)	25.2
Research and development expenses	(236,446)	14.4	(171,137)	5.9	(103,474)	(15,793)	11.4
General and administrative expenses	(168,379)	10.2	(128,152)	4.4	(103,038)	(15,727)	11.3
Amortization of intangible assets	(194,874)	11.8	(331,294)	11.4	(341,802)	(52,169)	37.5
Goodwill impairment	—	—	(1,382,149)	47.5	—	—	—
Other income, net	8,761	(0.5)	11,472	(0.4)	49,885	7,614	(5.5)

Total costs and expenses	(1,648,458)	100.0	(2,908,200)	100.0	(911,316)	(139,094)	100.0

Cost of revenues
. Costs of revenues primarily consist of payroll costs (including share-based compensation expenses), information technology related expenses, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.
Sales and marketing expenses
. Sales and marketing expenses primarily consist of promotion expenses, payroll costs (including share-based compensation expenses), depreciation expenses and other daily expenses which are related to the sales and marketing departments.
Research and development expenses
. Research and development expenses primarily consist of staff costs (including share-based compensation expenses), rental expenses and other expenses.
General and administrative expenses
. General and administrative expenses primarily consist of staff costs (including share-based compensation expenses and related expenses) for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations, and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.
Amortization of intangible assets
. We incur expenses for the amortization of our intangible assets, which primarily consist of our merchant resources, brand, strategic business resources, technology that were acquired in our business combination with Meilishuo in 2016 and the amortization of the intangible assets recorded as a result of the new business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2021, the net carrying amount of our intangible assets was RMB426.0 million (US$65.0 million) which primarily consist of the carrying value of the new business cooperation agreement that we entered into with Tencent in July 2018.
Goodwill impairment
. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in our business combination with Meilishuo. For the year ended March 31, 2021, a goodwill impairment expense of nil was recorded. For further information, see Note 13 to our consolidated financial statements included elsewhere in this annual report.
Other income, net.
Other income, net primarily consists of government grants, refund from depositary bank, merchant penalty income and gains/(losses) on disposal of equipment, compensation cost on rental contracts termination, exchange gain/(loss) and others.

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
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to a two-tiered
profits tax rates regime. Under the
two-tiered
profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income in fiscal years 2019, 2020 and 2021.
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
Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of our consolidated variable interest entities, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and are valid for another three years from 2019 to 2021.
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

	For the Year Ended March 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	507,728	47.3	438,274	52.5	318,602	48,628	66.0
Marketing services revenues	395,747	36.8	243,081	29.1	71,345	10,889	14.8
Financing solutions revenues	49,076	4.6	53,989	6.5	49,285	7,522	10.2
Other revenues	121,727	11.3	99,970	11.9	43,160	6,588	9.0

Total revenues	1,074,278	100.0	835,314	100.0	482,392	73,627	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below) (1)	(313,788)	(29.2)	(293,757)	(35.2)	(183,112)	(27,948)	(38.0)
Sales and marketing expenses (1)	(743,732)	(69.2)	(613,183)	(73.4)	(229,775)	(35,071)	(47.6)
Research and development expenses (1)	(236,446)	(22.0)	(171,137)	(20.5)	(103,474)	(15,793)	(21.5)
General and administrative expenses (1)	(168,379)	(15.7)	(128,152)	(15.3)	(103,038)	(15,727)	(21.4)
Amortization of intangible assets	(194,874)	(18.1)	(331,294)	(39.7)	(341,802)	(52,169)	(70.9)
Goodwill impairment	—	—	(1,382,149)	(165.5)	—	—	—
Other income, net	8,761	0.8	11,472	1.4	49,885	7,614	10.3

Loss from operations	(574,180)	(53.4)	(2,072,886)	(248.2)	(428,924)	(65,467)	(88.9)
Interest income	33,700	3.1	29,312	3.5	19,601	2,992	4.1
Gain/(loss) from investments, net	31,236	2.9	(66,550)	(8.0)	86,497	13,202	17.9

Loss before income tax and share of results of equity investee	(509,244)	(47.4)	(2,110,124)	(252.7)	(322,826)	(49,273)	(66.9)
Income tax benefits/(expenses)	17,217	1.6	590	0.1	(5,181)	(791)	(1.1)
Share of results of equity investee	5,752	0.5	(114,104)	(13.7)	36	5	0.0

Net loss	(486,275)	(45.3)	(2,223,638)	(266.3)	(327,971)	(50,059)	(68.0)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(13,916)	2,747	(2,464)	(376)
Sales and marketing expenses	(9,558)	(7,927)	(5,416)	(827)
Research and development expenses	(15,161)	(9,265)	(3,940)	(601)
General and administrative expenses	(64,433)	(17,740)	(14,475)	(2,209)

Total	(103,068)	(32,185)	(26,295)	(4,013)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and our consolidated variable interest entities for the years and as of the date indicated:

	Revenues (1)			Total Assets (1)
	For the Year Ended March 31,			As of March 31, 2021
	2019	2020	2021
MOGU Inc. and its wholly-owned subsidiaries	88.7%	88.6%	82.4%	64.8%
Consolidated variable interest entities	11.3%	11.4%	17.6%	35.2%

Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the consolidated variable interest entities.
Year ended March 31, 2021 compared to year ended March 31, 2020
Revenues
Our revenues decreased by 42.3% from RMB835.3 million in the year ended March 31, 2020 to RMB482.4 million (US$73.6 million) in the year ended March 31, 2021. This decrease was primarily attributable to the restructuring of our business towards a
KOL-driven,
LVB-focused
business model and a decrease in online direct sales.
Our commission revenues decreased by 27.3% from RMB438.3 million in the year ended March 31, 2020 to RMB318.6 million (US$48.6 million) in the year ended March 31, 2021, primarily attributable to the restructuring of the Company’s business towards a LVB-focused model,
which is still regaining market shares.
Our revenues from marketing services decreased by 70.6% from RMB243.1 million in the year ended March 31, 2020 to RMB71.3 million (US$10.9 million) in the year ended March 31, 2021, primarily due to the restructuring of the Company’s business towards an LVB-focused model,
which involves more business partners, including LVB hosts and their agencies, who take on a portion of our marketing and promotion functions.
Our revenues from financing solutions services decreased by 8.7% from RMB54.0 million in the year ended March 31, 2020 to RMB49.3 million (US$7.5 million) in the year ended March 31, 2021.
Other revenues decreased by 56.8% from RMB100.0 million in the year ended March 31, 2020 to RMB43.2 million (US$6.6 million) in the year ended March 31, 2021, primarily attributable to a decrease in online direct sales as a result of our strategy of selling fewer products of a low profit margin.
Costs and expenses
Our total costs and expenses decreased by 68.7% from RMB2,908.2 million in the year ended March 31, 2020 to RMB911.3 million (US$139.1 million) in the year ended March 31, 2021. The decrease was primarily due to decreases in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.
Cost of revenues
. Our costs of revenues decreased by 37.7% from RMB293.8 million in the year ended March 31, 2020 to RMB183.1 million (US$27.9 million) in the year ended March 31, 2021. The decrease was primarily due to a decrease in the costs associated with lower online direct sales and IT related expenses.
Sales and marketing expenses
. Our sales and marketing expenses decreased by 62.5% from RMB613.2 million in the year ended March 31, 2020 to RMB229.8 million (US$35.1 million) in the year ended March 31, 2021. The decrease was primarily attributable to optimized spending on branding and user acquisition activities.
Research and development expenses
. Our research and development expenses decreased by 39.5% from RMB171.1 million in the year ended March 31, 2020 to RMB103.5 million (US$15.8 million) in the year ended March 31, 2021, primarily as a result of headcount optimization.
General and administrative expenses
. Our general and administrative expenses decreased by 19.6% from RMB128.2 million in the year ended March 31, 2020 to RMB103.0 million (US$15.7 million) in the year ended March 31, 2021. The decrease was primarily due to the decrease in the allowance for doubtful loan receivables.

Amortization of intangible assets
. Our amortization of intangible assets slightly increased by 3.2% from RMB331.3 million in the year ended March 31, 2020 to RMB341.8 million (US$52.2 million) in the year ended March 31, 2021.
Other income, net
. Our other net income increased by 334.8% from RMB11.5 million in the year ended March 31, 2020 to RMB49.9 million (US$7.6 million) in the year ended March 31, 2021, primarily due to the exchange loss in the year ended March 31, 2020 turning into an exchange gain in the year ended March 31, 2021, an increase in refund from depository bank and an increase of merchant penalty income. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from foreign exchange loss in the year ended March 31, 2020 of RMB4.1 million to a foreign exchange gain in the year ended March 31, 2021 of RMB5.6 million (US$0.9 million).
Loss from operations
As a result of the foregoing, we incurred loss from operations of RMB428.9 million (US$65.5 million) in the year ended March 31, 2021, compared to loss from operations of RMB2,072.9 million in the year ended March 31, 2020, primarily attributable to the goodwill impairment incurred in the third quarter of fiscal year 2020.
Other gains
Interest income
. Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income was RMB19.6 million (US$3.0 million) in the year ended March 31, 2021, compared to RMB29.3 million in the year ended March 31, 2020.
Gain/(Loss) from investments, net
. We had a net gain from investments of RMB86.5 million (US$13.2 million) in the year ended March 31, 2021, as compared to a loss from investments of RMB66.6 million in the year ended March 31, 2020, primarily due to the realized gain from a share repurchase transaction we had with an investee company in October 2020.
Income tax benefits/(expenses)
We recorded income tax expense of RMB5.2 million (US$0.8 million) in the year ended March 31, 2021, compared to an income tax benefit of RMB0.6 million in the year ended March 31, 2020. The change was primarily due to the withholding tax in relation to the disposal of our investee.
Share of results of equity investee
We recorded share of results of equity investee of RMB36 thousand (US$5 thousand) in the year ended March 31, 2021, compared to a negative RMB114.1 million in the year ended March 31, 2020. The change was primarily due to the share of the significant loss of JM Weshop in the year ended March 31, 2020, which was mainly caused by the amortization and the impairment of an intangible asset in relation to its business corporation agreement with Tencent.
Net loss
As a result of the foregoing, we incurred net loss of RMB328.0 million (US$50.1 million) in the year ended March 31, 2021, compared to a net loss of RMB2,223.6 million in the year ended March 31, 2020.
Year ended March 31, 2020 compared to year ended March 31, 2019
For a detailed description of the comparison of our operating results for the year ended March 31, 2020 with those for the year ended March 31, 2019, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year ended March 31, 2020 compared to year ended March 31, 2019” of our Annual Report on Form
20-F
filed with the Securities and Exchange Commission on July 29, 2020.

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
As of March 31, 2019, 2020 and 2021, we only had one reporting unit, which was the domestic business reporting unit. The goodwill balance of RMB1,568.7 million as of March 31, 2019 and the balance of RMB186.5 million as of March 31, 2020 and 2021 mainly arose from the acquisition of Meiliworks Limited in February 2016. Goodwill is attributable to the synergies expected from the combined operations of Meiliworks Limited and us, the assembled workforce, and their knowledge and experience in the domestic
e-commerce
business and the amount is attributable to the domestic business reporting unit.
We performed impairment test on the goodwill on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the goodwill might be impaired. Considering qualitative factors that we were suffering from accumulated loss and operating cash outflow, we concluded that two-step
goodwill impairment test was required as of March 31, 2019.
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
Based on the result of the goodwill impairment testing, the estimated fair value of the domestic business reporting unit exceeded its carrying amount by approximately 239% as of March 31, 2019. Therefore, the second step of the impairment test for the domestic business reporting unit is not necessary and no impairment of goodwill related to the domestic business reporting unit was recognized during the year ended March 31, 2019.
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
Based on the result of the interim goodwill impairment testing as of December 31, 2019, we recognized a goodwill impairment with the amount of RMB1,382.1 million, being the difference between the fair value and carrying value of the domestic business reporting unit.
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
As of March 31, 2021, considering qualitative factors that we were suffering from accumulated loss and operating cash outflow and our market capitalization was below the carrying value of our reporting unit, we concluded that quantitative goodwill impairment test was required.
When performing the annual goodwill impairment test, we estimated the fair value of the domestic business reporting unit using the income approach methodology of valuation where significant judgements and estimates were applied. We determined the fair value of the domestic business reporting unit based on cash flow projection of the reporting unit until the year ended March 31, 2027 with a terminal value related to the future cash flows extrapolated beyond the year ended March 31, 2027 using an expected future growth rate. Key assumptions used to determine the fair value of the domestic business reporting unit included annual revenue growth rates and earning before interests and income tax (“EBIT”) margins, discount rates, and expected future growth rates beyond forecast period. The revenue growth rates used were estimated based on past experience, current industry environment and forecasts of future market developments, and did not exceed the long-term average growth rates of the industry we operate. We estimated budgeted EBIT margins based on past experience and forecasts of future market developments. The discount rate used by us was the weighted average cost of capital that was able to reflect the risks. The expected future growth rates beyond forecast period were estimated based on the long-term inflation rate of China.

Based on the result of the goodwill impairment testing as of March 31, 2021, the estimated fair value of the domestic business reporting unit exceeded its carrying amount by approximately 17% as of March 31, 2021. As a result, there was no additional impairment of goodwill as of March 31, 2021.
In addition, we have further analyzed and concluded that the difference between the fair value of the reporting unit and our market capitalization is attributable to the control premiums that are not reflected in our quoted market price.
Our overall business growth may continue to be negative, and our revenues may further decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. These may materially and adversely affect our business performance and results of operations, which could reasonably be expected to negatively affect the key assumptions used. As of March 31, 2021, we performed the sensitivity analysis based on the key assumptions during the forecast period as below:
If the revenue growth rates used in the cash flow projection had been 10% lower than our estimate as of March 31, 2021, the fair value of the reporting unit would have been RMB89,325 lower, but no impairment would have been recognized against the amount of goodwill.
If the EBIT margins used in the cash flow projection had been 10% lower than our estimate as of March 31, 2021, the fair value of the reporting unit would have been RMB100,441 lower, but no impairment would have been recognized against the amount of goodwill.
If the discount rates applied to the cash flow projection had been 10% higher than our estimate as of March 31, 2021, the fair value of the reporting unit would have been RMB175,685 lower, but no impairment would have been recognized against the amount of goodwill.
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
Financing solutions revenues
We generate revenues from loaning to users and merchants through factoring arrangements and from making services by facilitating the financial institutions to provide loans to merchants and users through our online platform and services to manage repayments.
For loans to users and merchants through factoring arrangements, we extend loans to users by purchasing merchants’ receivables from respective users without recourse and charges a service fee to users based on the principal and repayment terms. We also extend loans to merchants by purchasing their accounts receivables from users with recourse and charges a service fee to merchants based on the principal. We records loan receivables when the cash is advanced to the users or merchants. The service fees are recognized over the term of loans.
For the services to facilitate the financial institutions to provide loans to merchants and users through our online platform and services to manage repayments, our service fees are charged to the borrowers based on agreed rates of the principal and are allocated between facilitation service and repayment management service in the same transaction based on the relative standalone selling price of each. Revenue is recognized when the fund is drawn down by the borrowers for the facilitation service or over the financing period on a straight-line basis for the repayment management service.

Other revenues
Other revenues are mainly comprised of the revenues from online direct sales, technology services and other services.
We sell certain merchandise products through online direct sales. We recognize the product revenues from the online direct sales on a gross basis as we are primarily obligated in these transactions, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have met several but not all of these indicators. We recognize online direct sales revenue net of discounts and return allowance when the merchandise products are delivered to and control passes to users. Return allowances, which reduce net revenues, are estimated based on historical experiences.
We provide technology services to corporate customers who operate through our online platform. Fees are fixed or charged as agreed percentages of the amount of the successful transactions of the customers. Revenue from technology services is recognized when the services are rendered.
Other services primarily comprise (i) promotion services that we provide to financial institutions and (ii) logistic services to merchants. Revenue is recognized when the services are rendered.
Remaining performance obligations
Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to performance obligations that we have not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was nil.
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
As for market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as the observable price changes based on the recent transactions of the securities, or similar securities that we hold. The significant unobservable inputs adopted in the valuation as of March 31, 2019, 2020 and 2021 are as following:

	For the years ended March 31,
	2019	2020	2021
Lack of marketability discount	30%	30%	30%
Risk-free rate	2.25%-2.60%	0.3%~2.29%	0.5%
Expected volatility	45%-52.68%	42%~54%	45%
Revenue multiple	2.80-18.74	5.09~11.18	7.92
Net profit multiple	21.23	8.95	16
The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of March 31, 2021 are as following:

Unobservable Inputs
Revenue growth rate	8%~327%
Weighted average cost of capital	30%
Lack of marketability discount	30%
EBIT margin rate	17%~29%
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
Valuation of stock options
We use the binominal option pricing model to estimate the fair value of stock options. There was no option granted for the year ended March 31, 2019 and 2021. The assumptions used to value the Company’s option grants for the years ended March 31, 2020 were as follows:

For the Year Ended March 31,
2020
Expected term	10 years
Expected volatility	39.93%
Exercise multiple	2.2
Expected dividend yield	—
Risk-free interest rate	1.67%
Expected forfeiture rate (post vesting)	3% for staff 0% for management
Fair value of the underlying shares on the date of option grants (US$)	0.10
Fair value of share option (US$)	0.09
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
F-1.

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(325,808)	(311,789)	(77,931)	(11,895)
Net cash used in investing activities	(82,836)	(113,150)	(96,663)	(14,754)
Net cash provided by/(used in) financing activities	414,872	(29,332)	(119,249)	(18,201)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	46,091	33,929	(20,647)	(3,151)

Net (decrease)/increase in cash and cash equivalents and restricted cash	52,319	(420,342)	(314,490)	(48,001)
Cash and cash equivalents and restricted cash at beginning of year	1,225,397	1,277,716	857,374	130,861

Cash and cash equivalents and restricted cash at end of year	1,277,716	857,374	542,884	82,860

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2019, 2020 and 2021, our cash and cash equivalents were RMB1,276.7 million, RMB856.6 million and RMB542.1 million (US$82.7 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2019, 2020 and 2021, our short-term investments were RMB212.0 million, RMB238.0 million and RMB260.2 million (US$39.7 million), respectively. Short-term investments nearly all consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.
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
As of March 31, 2021, 49.7%, 45.1% and 5.2% of our cash and cash equivalents were held in China, Hong Kong and the Cayman Islands, respectively, of which 52.7% were denominated in U.S. dollars and 47.3% were denominated in Renminbi. As of March 31, 2021, almost all of our short-term investments were held in China and denominated in Renminbi. Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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
Operating activities
Net cash used in operating activities in the year ended March 31, 2021 was RMB77.9 million (US$11.9 million). The difference between net cash used in operating activities and the net loss of RMB328.0 million (US$50.1 million) in the same period was primarily attributable to a decrease of RMB52.1 million (US$8.0 million) in accruals and other current liabilities, which was offset by a decrease of RMB21.2 million (US$3.2 million) in prepayments and other current assets. The principal non-cash
items affecting the difference between our net loss and our net cash used in operating activities in the year ended March 31, 2021 consist of depreciation and amortization of RMB351.1 million (US$53.6 million), net gain from investments of RMB86.5 million (US$13.2 million), and share-based compensation expenses of RMB26.3 million (US$4.0 million).
Net cash used in operating activities in the year ended March 31, 2020 was RMB311.8 million. The difference between net cash used in operating activities and the net loss of RMB2,223.6 million in the same period was primarily attributable to a decrease of RMB74.3 million in accruals and other current liabilities, which was offset by a decrease of RMB61.2 million in prepayments and other current assets. The principal non-cash
items affecting the difference between our net loss and our net cash used in operating activities in the year ended March 31, 2020 consist of a goodwill impairment expense of 1,382.1 million, depreciation and amortization of RMB338.5 million, share of results of equity investee of RMB114.1 million, net loss from investments of RMB66.6 million, and share-based compensation expenses of RMB32.2 million.
Net cash used in operating activities in the year ended March 31, 2019 was RMB325.8 million. The difference between net cash used in operating activities and the net loss of RMB486.3 million in the same period was primarily due to a decrease of RMB134.8 million in accruals and other current liabilities, primarily as a result of the impact of the change in the fund settlement process, where payments made by users for products sold on our platform no longer went through our bank account before reaching the accounts of merchants, and the decrease in deposits from merchants as a result of termination of business with inactive merchants. Such difference was partially offset by a decrease of RMB28.6 million in prepayments and other current assets primary for the collection of value-added tax receivables. The principal non-cash
items affecting the difference between our net loss in the year ended March 31, 2019 and our net cash used in operating activities in the year ended March 31, 2019 were RMB206.4 million in depreciation and amortization, RMB103.1 million in share-based compensation expenses and RMB31.2 million in investment gain.
Investing activities
Net cash used in investing activities in the year ended March 31, 2021 was RMB96.7 million (US$14.8 million), primarily due to primarily due to purchases of property, equipment and software and intangible assets of RMB165.8 million (US$25.3 million), cash paid for long-term investments of RMB23.0 million (US$3.5 million) and net cash outflow for short-term investments of RMB21.9 million (US$3.3 million), partially offset by proceeds from disposal of long-term investment of RMB104.4 million (US$15.9 million).

Net cash used in investing activities in the year ended March 31, 2020 was RMB113.2 million, primarily due to purchases of property, equipment and software and intangible assets of RMB62.9 million, cash paid for available-for-sale
debt securities of RMB15.6 million and purchase of short-term investments of RMB26.0 million.
Net cash used in investing activities in the year ended March 31, 2019 was RMB82.8 million, primarily due to purchase of short-term investments.
Financing activities
Net cash used in financing activities in the year ended March 31, 2021 was RMB119.2 million (US$18.2 million), primarily attributable to cash payment for repurchase of our ordinary shares.
Net cash used in financing activities in the year ended March 31, 2020 was RMB29.3 million, primarily attributable to proceeds withdrawn by employees for deemed exercise of stock options and cash payment for share repurchases.
Net cash provided by financing activities in the year ended March 31, 2019 was RMB414.9 million, primarily attributable to proceeds from the initial public offering of our ADSs.
Capital expenditures
Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as office buildings. Our capital expenditures were RMB20.0 million in fiscal year 2019, RMB62.9 million in fiscal year 2020 and RMB165.8 million (US$25.3 million) in fiscal year 2021. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.
Holding Company Structure
MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated variable interest entities and their subsidiaries in China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our consolidated variable interest entities may allocate a portion of their after-tax
profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were RMB5,176.1 million (US$790.0 million) as of March 31, 2021.

C.	Research and Development
See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of March 31, 2021:

	For the Year Ended March 31,
	(in RMB thousands)
	Total	2022	2023	2024	2025
Operating lease obligations (1)	37,129	14,166	12,451	7,636	2,876

Asset purchase remaining obligations (2)	62,700	52,250	—	10,450	—

Total	99,829	66,416	12,451	18,086	2,876

Notes:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering various facilities.
(2)	Asset purchase remaining obligations arising from our remaining installment payments for purchase of the office building located at the Hangzhou Zijingang Technology Zone in August 2020.
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2021.

G.	Safe Harbor
See “Forward-Looking Information” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	39	Co-founder, Chairman of the Board of Directors and Chief Executive Officer
Xuqiang Yue	39	Co-founder, Director and Chief Operating Officer
Yibo Wei	39	Co-founder and Director
Andrew Hong Teoh	44	Independent Director
Shengwen Rong	52	Independent Director
Qi Feng	40	Financial Controller

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
Mr.
 Andrew Hong Teoh
has served as our independent director since December 2018. Mr. Teoh has spent nearly his entire career working with entrepreneurs in the technology area as an operator, investor and advisor focusing in Greater China. Mr. Teoh is the co-founding
managing partner of Ameba Capital, an early stage technology fund focusing in China. Mr. Teoh also co-founded
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
Mr.
 Shengwen Rong
has served as our independent director since September 2019. Mr. Rong has over two decades of experience in the global financial industry. Mr. Rong currently also serves as an independent director of BlueCity Holdings Limited (NASDAQ: BLCT), Qudian Inc. (NYSE: QD) and X Financial (NYSE: XYF). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd, a leading live video broadcast and short-video platform in China. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University in 1991, a master’s degree in accounting from West Virginia University in 1996, and an MBA degree from University of Chicago’s Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.
Ms.
 Qi Feng
has served as our financial controller since May 2021. Ms. Feng joined us in June 2013 as the director of finance department and served as the president assistant from February 2018 to May 2021. Prior to joining us, Ms. Feng worked at State Street Technology (Zhejiang) Co., Ltd. as the reporting manager from 2012 to 2013 and worked for over 6 years in total at PricewaterhouseCoopers Consultants (Shenzhen) Limited and KPMG Enterprise Consulting Co., Ltd. Ms. Feng received her bachelor’s degree in mathematics in 2003 and master’s degree in financing in 2006 from Zhejiang University.

B.	Compensation
For the year ended March 31, 2021, we paid an aggregate of RMB8.4 million (US$1.3 million) in cash compensation and granted nil restricted share units to our executive officers, and we paid an aggregate of RMB1.3 million (US$0.2 million) in cash compensation to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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
Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than 6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of May 31, 2021, options to purchase 13,385,576 ordinary shares and 73,003,225 restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the Amended Plan:
Types of Awards
. The Amended Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the administration committee.
Plan Administration
. Our board of directors or a committee designated by the board of directors will act as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant.
Award Agreement
. Awards granted under the Amended Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Transfer Restrictions
. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the Amended Plan, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the Amended Plan
. Unless terminated earlier, the Amended Plan has a term of ten years. Our board of directors has the authority to amend or terminate the Amended Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.
The following table summarizes, as of May 31, 2021, the awards granted under the Amended Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units	Average Exercise Price of Options (US$/Share)	Date of Grant	Date of Expiration
Andrew Hong Teoh	*	0.30	May 1, 2016	April 30, 2026
Qi Feng	*	0.14	Various dates from April 1, 2014 to January 1, 2019	Various dates from March 31, 2024 to December 31, 2028
Total	*	*	Various dates from April 1, 2014 to January 1, 2019	Various dates from March 31, 2024 to December 31, 2028

Note:

*
Aggregate number of shares represented by all grants of options and restricted share units to the person accounted for less than 1% of our total outstanding ordinary shares on an as-converted basis as of May 31, 2021.

As of May 31, 2021, grantees other than executive officers and directors as a group held outstanding options to purchase 12,956,576 ordinary shares of our company, at a weighted average exercise price of US$0.12 per share, and 72,527,575 restricted share units.

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
Audit Committee
. Our audit committee consists of Mr. Andrew Hong Teoh and Mr. Shengwen Rong. Mr. Shengwen Rong is the chairperson of our audit committee. We have determined that Mr. Andrew Hong Teoh and Mr. Shengwen Rong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Mr. Andrew Hong Teoh and Mr. Xuqiang Yue. Mr. Andrew Hong Teoh is the chairman of our compensation committee. We have determined that Mr. Andrew Hong Teoh satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Qi Chen and Mr. Andrew Hong Teoh. Mr. Qi Chen is the chairman of our nominating and corporate governance committee. Mr. Andrew Hong Teoh satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
Our officers are elected by and serve at the discretion of our board of directors.

D.	Employees
We had 927, 909 and 605 employees as of March 31, 2019, 2020 and 2021, respectively.
The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2021:

Operations	Number of Employees
Platform operation	297
Sales and marketing	53
Technology	196
Administration and management	59
Total	605

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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.
The calculations in the table below are based on 2,197,200,400 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of May 31, 2021.
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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares		Class B Ordinary Shares	Total ordinary shares		% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen (1)	—		303,234,004	303,234,004		12.1%	80.5%
Xuqiang Yue (2)	79,914,375		—	79,914,375		3.2%	*
Yibo Wei (3)	107,643,285		—	107,643,285		4.3%	*
Andrew Hong Teoh (4)		*	—		*	*	*
Shengwen Rong	—		—	—		—	—
Qi Feng		*	—		*	*	*
All Directors and Executive Officers as a Group	189,455,810		303,234,004	492,689,814		19.7%	82.2%
Principal Shareholders:
Entities affiliated with Tencent (5)	460,141,266		—	460,141,266		18.4%	4.1%
Entities affiliated with Qi Chen (6)	—		303,234,004	303,234,004		12.1%	80.5%
Entities affiliated with Hillhouse (7)	261,174,255		—	261,174,255		10.4%	2.3%
Trustbridge Partners IV, L.P. (8)	208,698,484		—	208,698,484		8.3%	1.8%
Bertelsmann China Holding GmbH (9)	200,662,100		—	200,662,100		8.0%	1.8%
Entities affiliated with Qiming (10)	159,665,557		—	159,665,557		6.4%	1.4%

Notes:

*	Less than 1% of our total outstanding ordinary shares or aggregate voting power on an as-converted basis.
**
Except as indicated otherwise below, the business address of our directors and executive officers is Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

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

(1)
Represents 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, and 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of the trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of each of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

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

(4)
Represents the Class A ordinary shares represented by ADSs Mr. Teoh held as of May 31, 2021. The business address of Mr. Teoh is 24/F, Car Po Commercial Building, 18-20 Lyndhurst Terrace, Central, Hong Kong.

(5)
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

(6)
Represents (i) 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, and (ii) 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands..

(7)
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

(8)
Represents 208,698,484 Class A ordinary shares held by Trustbridge Partners IV, L.P., a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9005,
Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong.

(9)
Represents 200,662,100 Class A ordinary shares held by Bertelsmann China Holding GmbH, a German company with limited liability, as reported in a as reported in a Schedule 13G amendment jointly filed by Bertelsmann SE & Co. KGaA and Bertelsmann China Holding GmbH on February 8, 2021. Bertelsmann China Holding GmbH is a wholly-owned subsidiary of Bertelsmann SE & Co. KGaA. The business address of Bertelsmann China Holding GmbH is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.

(10)
Represents (i) 4,878,678 Class A ordinary shares held by Qiming Managing Directors Fund III, L.P., a Cayman Islands exempted limited partnership, and (ii) 154,786,879 Class A ordinary shares (in the form of ADSs and 4 Class A ordinary shares) held by Qiming Venture Partners III, L.P., a Cayman Islands exempted limited partnership, as reported in a Schedule 13G amendment jointly filed by Qiming Corporate GP III, Ltd., Qiming Managing Directors Fund III, L.P., Qiming GP III, L.P., and Qiming Venture Partners III, L.P. on February 10, 2021. The general partner of Qiming Venture Partners III, L.P. is Qiming GP III, L.P., whose general partner is Qiming Corporate GP III, Ltd., a Cayman Islands exempted company. Qiming Corporate GP III, Ltd. is also the general partner of Qiming Managing Directors Fund III, L.P. The voting and investment power of the shares held by Qiming Managing Directors Fund III, L.P. and Qiming Venture Partners III, L.P. in our company are exercised by the board of directors of Qiming Corporate GP III, Ltd., which consists of Messrs. Duane Kuang, Gary Rieschel, JP Gan and Nisa Leung. The registered address of each of Qiming Managing Directors Fund III, L.P. and Qiming Venture Partners III, L.P. is PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

As of May 31, 2021, 2,500,434,404 of our ordinary shares were issued and outstanding. To our knowledge, approximately 65.0% of our total outstanding ordinary shares were held by eight record holders in the United States, including approximately 62.2% held by The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
Demand Registration Rights
. At any time after the earlier of (i) December 31, 2019 or (ii) six months following the closing of our initial public offering, holders of at least 10% of the registrable securities (including preferred shares and ordinary shares issued upon conversion of preferred shares) then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration statement by written notice. Other than required by the underwriter(s) in connection with our initial public offering, at least 25% of the registrable securities requested by the holders to be included in such underwriting and registration shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form
F-3,
for which an unlimited number of demand registrations shall be permitted.
Piggyback Registration Rights
. If we propose to file a registration statement for a public offering of our securities, we must offer shareholders an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, and the number of shares that may be included in the registration statement and the underwriting shall be allocated (i) first, to us, (ii) second, to each holder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such holder, (iii) third, to holders of other securities of us.
Form
F-3
Registration Rights
. Our shareholders may request us in writing to file an unlimited number of registration statements on Form
F-3.
We shall effect the registration of the securities on Form
F-3
as soon as practicable, except in certain circumstances.
Expenses of Registration
. We will bear all registration expenses (other than underwriting discounts and commissions and conversion fees) and expenses incurred by holders upon our or an underwriters’ request in connection with any demand, piggyback or Form
F-3
registration.
Termination of Registration Rights
. Our shareholders’ registration rights will terminate upon the earlier of (i) December 10, 2023, and (ii) as to any shareholder when the shares subject to registration rights held by such shareholder can be sold without restriction in any
90-day
period pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.”
Business Cooperation Agreement and Transactions with Tencent
Business Cooperation Agreement
. In July 2018, we entered into a Business Cooperation Agreement with Tencent, a provider of internet value-added services serving online community in China. Pursuant to the Business Cooperation Agreement, Tencent agreed to offer us traffic support through Tencent’s online platform. In addition, Tencent has agreed to license us the channels to promote and advertise our products and brands on an annual quota basis, through certain intellectual property resources selected by Tencent, including but not limited to Tencent’s online televisions shows. Under the agreement, we and Tencent have agreed to further explore and pursue additional opportunities for potential cooperation for the purpose of optimizing user experience. The Business Cooperation Agreement has a term of five years and is renewable upon mutual agreement. The Business Cooperation Agreement is governed by PRC law. For any dispute arising out of or relating to the agreement, the parties should first strive to resolve the dispute through amicable consultation. In case no settlement can be reached through consultation within three month since the occurrence of the dispute, either we or Tencent can bring the dispute to a local court in Shenzhen, China for resolution.
Transactions with Tencent
. Tencent has been a principal shareholder of us since February 2016. In the years ended March 31, 2019, 2020 and 2021, we had amounts due to Tencent of RMB9.4 million, RMB12.0 million and RMB6.2 million (US$0.9 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent, and in 2021, we disposed our equity interests in Xuanwei Limited. to Tencent with a cash consideration of RMB5.9 million (US$0.9 million).
Transactions with JM Weshop (Cayman) Inc.
JM Weshop (Cayman) Inc., formerly known as JD Homexpress (Cayman) Inc., is a joint venture we established with JD.com, Inc. in early 2018, which operates a Weixin-based
e-commerce
platform. As of March 31, 2019, 2020 and 2021, we had amounts due from JM Weshop (Cayman) Inc. of RMB1.6 million, nill and nil, respectively. The amounts due from JM Weshop (Cayman) Inc. as of March 31, 2019 were in connection with technology services we provided to this joint venture during its early stage of formation.
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

A.	Consolidated Statements and Other Financial Information
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

B.	Significant Changes
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
The following are summaries of material provisions of our currently effective fifteenth amended and restated memorandum and articles of association (“memorandum and articles of association”) and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Ordinary Shares
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Conversion.
Our Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not the Founder (as defined in our memorandum and articles of association) or a Founder Affiliate (as defined in our memorandum and articles of association), upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not the Founder or a Founder Affiliate, or upon the Founder ceasing to be the chief executive officer of our company, such Class B ordinary share (or, in the case that the Founder ceases to be the chief executive officer of our company, each Class B ordinary share held by the Founder and any Founder Affiliate) shall be automatically and immediately converted into one Class A ordinary share.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 30 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.
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
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders who together hold shares which carry in aggregate not less than one-third
of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares
. Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in any usual or common form or such other form approved by our board of directors and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee.
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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or the shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variation of Rights of Shares
. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up,
may be varied with the consent in writing of
two-thirds
of the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of any shares or class of shares with preferred or other rights shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.
Issuance of Additional Shares
. Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions
. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
Register of Members.
Under the Companies Act, we must keep a register of members and there should be entered therein:

•
the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.
Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Registered Office and Objects
Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman
KY1-1104,
Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
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
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
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
non-controlling
shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director, other than by reason of such director’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
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
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
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
Shareholder Proposals.
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders who together hold shares which carry in aggregate not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
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
Transactions with Interested Shareholders.
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
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
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

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
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of any shares or class of shares with preferred or other rights shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.
Amendment of Governing Documents.
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of
Non-Resident
or Foreign Shareholders
. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

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
If the PRC tax authorities determine that MOGU Inc. is a PRC resident enterprise for enterprise income tax purposes, our worldwide income could be subject to 25% enterprise income tax and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of our ADSs. In addition, non-resident
enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC
individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. It is unclear whether non-PRC
shareholders of MOGU Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that MOGU Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
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
Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2021 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.
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
As of March 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB256.2 million (US$39.1 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2021 would result in a decrease of US$3.5 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2021 would result in an increase of US$4.3 million in such cash and cash equivalents.
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
Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2019, 2020 and 2021 were increases of 2.3%, 4.3% and 0.4% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2021, we received reimbursement in the amount of approximately RMB10,829 (US$1,638) from the depositary.

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
The
F-1
Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the
F-1
Registration Statement to March 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.00 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
As of March 31, 2021, we had used approximately US$28.0 million of the net proceeds received from our initial public offering on developing and expanding our content offering, technology development, collaboration with merchants and brand partners, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the
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
of the Exchange Act.
Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of March 31, 2021, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules 13a-15(f) under
the Exchange Act. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2021 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”
Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of March 31, 2021 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.
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
The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended March 31, 2019, 2020 and 2021. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience.
However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting have not been remediated as of March 31, 2021.
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
http://ir.mogu-inc.com
.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year Ended March 31,
	2020		2021
	(in thousands)
Audit fees (1)	RMB	6,600	RMB	6,400
Tax fees (2)	RMB	186	RMB	328
Other fees (3)	RMB	393	RMB	60

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and the quarterly reviews of our condensed consolidated financial information.

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
In May 2019, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$15 million during the next twelve-month period. The share repurchase program was publicly announced on May 30, 2019. In May 2020, our board of directors approved a new share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$10 million during the next twelve-month period. This share repurchase program was publicly announced on May 29, 2020. In September 2020, our board of directors approved another share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$10 million during the next twelve-month period. This share repurchase program was publicly announced on September 14, 2020.

The table below is a summary of the Class A ordinary shares repurchased by us in the fiscal year ended March 31, 2021. The shares were repurchased in open market or in privately negotiated transactions pursuant to our share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Class A Ordinary Share	Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Class A Ordinary Shares that May Yet Be Purchased Under the Plans
April 1 – April 30, 2020	—	—	—	US$	14,048,742
May 1 – May 31, 2020	—	—	—	US$	10,000,000
June 1 – June 30, 2020	11,533,175	US$0.07	11,533,175	US$	9,200,733
July 1 – July 31, 2020	152,500	US$0.08	152,500	US$	9,188,615
August 1 - August 31, 2020	—	—	—	US$	9,188,615
September 1 - September 30, 2020	164,837,075	US$0.09	164,837,075	US$	5,120,945
October 1 – October 31, 2020	391,475	US$0.09	391,475	US$	5,084,163
November 1 – November 30, 2020	528,475	US$0.09	528,475	US$	5,035,074
December 1 – December 31, 2020	11,539,275	US$0.09	11,539,275	US$	3,966,926
January 1 – January 31, 2021	2,827,175	US$0.08	2,827,175	US$	3,727,037
February 1 – February 28, 2021	208,750	US$0.09	208,750	US$	3,709,085
March 1 – March 31, 2021	14,498,075	US$0.08	14,498,075	US$	2,559,318

Total	206,515,975	US$0.08	206,515,975	US$	2,559,318

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of MOGU Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.3	Deposit Agreement, dated December 5, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-229419), filed with the SEC on January 30, 2019

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38748) filed with the SEC on July 29, 2020)

2.5	Eleventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 3, 2016, as amended on July 17, 2018 (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.1	Amended and Restated Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.4	English translation of executed form of the amended and restated shareholder voting proxy agreement and powers of attorney among a VIE of the Registrant, its shareholders and a WFOE of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements and powers of attorney adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.5	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, dated July 18, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.6	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong, dated August 20, 2017 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.7	English translation of executed form of the loan agreement among a WFOE of the Registrant and the shareholders of a VIE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

Exhibit Number	Description of Document

4.8	English translation of executed form of the amended and restated exclusive consultation and service agreement between a WFOE of the Registrant and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.9	English translation of executed form of the amended and restated exclusive option agreement among the WFOE of the Registrant, a VIE of the Registrant and its shareholders, as currently in effect, and a schedule of all executed exclusive option agreement adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.10	English translation of executed form of the spousal consent letters granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.11	Series C-3 Preferred Share Subscription Agreement between the Registrant, Image Future Investment (HK) Limited and certain other parties thereto, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.12	English translation of Business Cooperation Agreement between the Registrant and Image Future Investment (HK) Limited, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.13	Subscription Agreement between the Registrant and Windcreek Limited, dated November 2, 2018, as amended on November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

4.14*	English translation of Customized Agreement for Project Office Building, Block XH0205-22, Shuangqiao (Yungu) Unit between Hangzhou Great Channel Information Technology Co., Ltd and Hangzhou Juangua Network Co., Ltd, a subsisiary of the Registrant, dated Auguest 8, 2020

8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of CM Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

By:	/s/ Qi Chen
	Name:	Qi Chen
	Title:	Chief Executive Officer
Date: June 30, 2021

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of MOGU Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended March 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
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
Shanghai, the People’s Republic of China
June 30, 2021
We have served as the Company’s auditor since 2012.

MOGU INC.
CONSOLIDATED BALANCE SHEETS
As of March 31, 2020 and 2021
(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2020	2021
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		856,567	542,076	82,737
Restricted cash		807	808	123
Short-term investment s	7	238,000	260,245	39,721
Inventories, net		2,926	240	37
Loan receivables, net	8	113,111	99,965	15,258
Prepayments and other current assets	9	99,108	77,679	11,855
Amounts due from related parties	19	57	6,061	925

Total current assets		1,310,576	987,074	150,656

Non-current assets:
Property, equipment and software, net	11	14,109	10,780	1,645
Intangible assets, net	12	813,011	426,005	65,021
Goodwill	13	186,504	186,504	28,466
Investments	10	102,373	66,382	10,132
Other non-current assets	9	14,183	163,111	24,896

Total non-current assets		1,130,180	852,782	130,160

Total assets		2,440,756	1,839,856	280,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB852 and RMB721 as of March 31, 2020 and 2021, respectively. Note 1)		17,080	19,938	3,044
Salaries and welfare payable (including salaries and welfare payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB663 and RMB579 as of March 31, 2020 and 2021, respectively. Note 1)		6,032	4,349	664
Advances from customers (including advances from customers of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB74 and RMB77 as of March 31, 2020 and 2021, respectively. Note 1)		103	77	12
Taxes payable (including taxes payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB2,599 and RMB694 as of March 31, 2020 and 2021, respectively. Note 1)		6,342	1,558	238
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB1,323 and RMB1,329 as of March 31, 2020 and 2021, respectively. Note 1)	19	12,018	6,234	951
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB306,337 and RMB258,077 as of March 31, 2020 and 2021, respectively. Note 1)	14	393,536	333,127	50,845

Total current liabilities		435,111	365,283	55,754

Non-current liabilities:
Deferred tax liabilities	15	21,529	17,526	2,675
Other non-current liabilities	14	3,644	2,151	328

Total non-current liabilitie s		25,173	19,677	3,003

Total liabilities		460,284	384,960	58,757

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED BALANCE SHEETS—(Continued)
As of March 31, 2020 and 2021
(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2020	2021
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 22)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2020 and 2021; 2,418,910,250 and 2,432,015,450 shares issued as of March 31, 2020 and 2021, respectively; 2,408,454,175 and 2,215,043,400 shares outstanding as of March 31, 2020 and 2021, respectively)	16	164	165	25
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2020 and 2021; 303,234,004 shares issued and outstanding as of March 31, 2020 and 2021, respectively)	16	16	16	2
Treasury stock (US$0.00001 par value; 10,456,075 and 216,972,050 shares as of March 31, 2020 and 2021, respectively)	2(aa), 16	(6,566)	(126,424)	(19,296)
Additional paid-in capital		9,431,740	9,458,643	1,443,671
Statutory reserves		2,630	3,331	508
Accumulated other comprehensive income		201,796	97,145	14,827
Accumulated deficit		(7,649,308)	(7,977,980)	(1,217,678)

Total shareholders’ equity		1,980,472	1,454,896	222,059

Total liabilities and shareholders’ equity		2,440,756	1,839,856	280,816

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended March 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data)

			For the year ended March 31,
	Note		2019	2020	2021
			RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues			507,728	438,274	318,602	48,628
Marketing services revenues			395,747	243,081	71,345	10,889
Financing solutions revenues			49,076	53,989	49,285	7,522
Other revenues	5		121,727	99,970	43,160	6,588

Total revenues			1,074,278	835,314	482,392	73,627
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB69,333, RMB92,591 and RMB45,757 for the years ended March 31, 2019, 2020 and 2021, respectively)			(313,788)	(293,757)	(183,112)	(27,948)
Sales and marketing expenses			(743,732)	(613,183)	(229,775)	(35,071)
Research and development expenses			(236,446)	(171,137)	(103,474)	(15,793)
General and administrative expenses			(168,379)	(128,152)	(103,038)	(15,727)
Amortization of intangible assets	12		(194,874)	(331,294)	(341,802)	(52,169)
Goodwill impairment	13		—	(1,382,149)	—	—
Other income, net	6		8,761	11,472	49,885	7,614

Loss from operations			(574,180)	(2,072,886)	(428,924)	(65,467)
Interest income			33,700	29,312	19,601	2,992
Gain/(Loss) from investments, net	10		31,236	(66,550)	86,497	13,202

Loss before income tax and share of results of equity investee			(509,244)	(2,110,124)	(322,826)	(49,273)
Income tax benefits/(expenses)	15		17,217	590	(5,181)	(791)
Share of results of equity method investees	10		5,752	(114,104)	36	5

Net loss			(486,275)	(2,223,638)	(327,971)	(50,059)

Net loss attributable to MOGU Inc.			(486,275)	(2,223,638)	(327,971)	(50,059)

Accretion on convertible redeemable preferred shares to redemption value	17		(509,904)	—	—	—
Deemed dividends to preferred shareholders	17		(89,076)	—	—	—

Net loss attributable to MOGU Inc.’s ordinary shareholders			(1,085,255)	(2,223,638)	(327,971)	(50,059)

Net loss			(486,275)	(2,223,638)	(327,971)	(50,059)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	2	(e)	55,440	105,433	(72,993)	(11,141)
Share of other comprehensive income/(loss) of equity method investees			938	(145)	—	—
Unrealized securities holding gains/(losses), net of tax			25,067	18,713	(31,658)	(4,832)

Total comprehensive loss			(404,830)	(2,099,637)	(432,622)	(66,032)

Total comprehensive loss attributable to MOGU Inc.			(404,830)	(2,099,637)	(432,622)	(66,032)

Net loss attributable to MOGU Inc.’s ordinary shareholders			(1,085,255)	(2,223,638)	(327,971)	(50,059)

Net loss per share attributable to ordinary shareholders
Basic			(0.87)	(0.82)	(0.12)	(0.02)
Diluted			(0.87)	(0.82)	(0.12)	(0.02)
Weighted average number of shares used in computing net loss per share
Basic			1,247,998,533	2,718,827,977	2,630,425,361	2,630,425,361
Diluted			1,247,998,533	2,718,827,977	2,630,425,361	2,630,425,361
Share-based compensation expenses included in:
Cost of revenues			(13,916)	2,747	(2,464)	(376)
General and administrative expenses			(64,433)	(17,740)	(14,475)	(2,209)
Sales and marketing expenses			(9,558)	(7,927)	(5,416)	(827)
Research and development expenses			(15,161)	(9,265)	(3,940)	(601)
The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
For the years ended March 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Class C ordinary shares ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income/(loss)	(deficit)/ equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at April 1, 2018	335,534,850	21	—	—	215,243,513	10	—	1,979	(4,501,017)	(3,650)	(4,502,657)

Net loss	—	—	—	—	—	—	—	—	(486,275)	—	(486,275)
Share-based compensation	—	—	—	—	—	—	103,068	—	—	—	103,068
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(161,253)	—	(348,651)	—	(509,904)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	55,440	55,440
Share of other comprehensive income of equity method investee	—	—	—	—	—	—	—	—	—	938	938
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	25,067	25,067
Appropriations to statutory reserves	—	—	—	—	—	—	—	496	(496)	—	—
Conversion and redesignation of mezzanine equity	1,914,881,850	132	—	—	—	—	8,964,396	—	—	—	8,964,528
Issuance of ordinary shares, net of issuance cost	120,872,750	8	—	—	—	—	389,356	—	—	—	389,364
Deemed dividend to holders of mezzanine equity	—	—	—	—	—	—	89,076	—	(89,076)	—	—
Issuance of ordinary shares pursuant to share incentive plan	—	—	—	—	87,990,491	6	5,527	—	—	—	5,533
Redesignation of Class C ordinary shares	—	—	303,234,004	16	(303,234,004)	(16)	—	—	—	—	—
Others	—	—	—	—	—	—	2,567	—	—	—	2,567

Balances at March 31, 2019	2,371,289,450	161	303,234,004	16	—	—	9,392,737	2,475	(5,425,515)	77,795	4,047,669

MOGU INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY—(Continued)
For the years ended March 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income/(loss)	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at March 31, 2019	2,371,289,450	161	303,234,004	16	—	—	9,392,737	2,475	(5,425,515)	77,795	4,047,669

Net loss	—	—	—	—	—	—	—	—	(2,223,638)	—	(2,223,638)
Share-based compensation	—	—	—	—	—	—	32,185	—	—	—	32,185
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	105,433	105,433
Share of other comprehensive income of equity method investee	—	—	—	—	—	—	—	—	—	(145)	(145)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	18,713	18,713
Appropriations to statutory reserves	—	—	—	—	—	—	—	155	(155)	—	—
Repurchase of ordinary shares (Note 16)	(10,456,075)	—	—	—	10,456,075	(6,566)	—	—	—	—	(6,566)
Exercise of option and RSUs (Note 18)	47,620,800	3	—	—	—	—	9,027	—	—	—	9,030
Others	—	—	—	—	—	—	(2,209)	—	—	—	(2,209)

Balances at March 31, 2020	2,408,454,175	164	303,234,004	16	10,456,075	(6,566)	9,431,740	2,630	(7,649,308)	201,796	1,980,472

Net loss	—	—	—	—	—	—	—	—	(327,971)	—	(327,971)
Share-based compensation	—	—	—	—	—	—	26,295	—	—	—	26,295
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(72,993)	(72,993)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	(31,658)	(31,658)
Appropriations to statutory reserves	—	—	—	—	—	—	—	701	(701)	—	—
Repurchase of ordinary shares (Note 16)	(206,515,975)	—	—	—	206,515,975	(119,858)	—	—	—	—	(119,858)
Exercise of option and RSUs (Note 18)	13,105,200	1	—	—	—	—	608	—	—	—	609

Balances at March 31, 2021	2,215,043,400	165	303,234,004	16	216,972,050	(126,424)	9,458,643	3,331	(7,977,980)	97,145	1,454,896

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2019, 2020 and 2021
(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(486,275)	(2,223,638)	(327,971)	(50,059)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	206,385	338,468	351,129	53,593
Allowance for loan receivables and prepayments and other current assets	3,411	19,495	5,615	857
Gains on disposal of property and equipment	(772)	(666)	(1,468)	(224)
Goodwill impairment	—	1,382,149	—	—
Share-based compensation expenses	103,068	32,185	26,295	4,013
Deferred income tax benefit	(23,268)	(2,709)	(4,644)	(709)
(Gain)/Loss from investments, net	(31,236)	66,550	(86,497)	(13,202)
Share of results of equity investee	(5,752)	114,104	(36)	(5)
Changes in operating assets and liabilities:
Prepayments and other current assets	28,573	61,182	21,184	3,233
Loan receivables—service fee	(862)	11	51	8
Inventories, net	(4,931)	2,116	2,686	410
Amounts due from related parties	5,994	1,732	(90)	(14)
Other non-current assets	18,755	(13,486)	(2,627)	(401)
Accounts payable	5,718	(909)	2,857	436
Salary and welfare payable	1,459	(16,080)	(1,683)	(257)
Taxes payable	(2,679)	498	(4,784)	(730)
Advances from customers	1,140	(1,074)	(26)	(4)
Amounts due to related parties	(9,710)	2,625	(5,784)	(883)
Accruals and other current liabilities	(134,826)	(74,342)	(52,138)	(7,957)

Net cash used in operating activities	(325,808)	(311,789)	(77,931)	(11,895)

Cash flows from investing activities:
Purchase of property, equipment and software	(8,648)	(10,430)	(152,648)	(23,299)
Purchase of intangible assets	(11,138)	(52,433)	(13,103)	(2,001)
Disposal of property and equipment	2,652	2,045	1,917	293
Disposal of long-term investment	35,501	—	104,399	15,934
Purchase of short-term investments	(1,055,000)	(1,276,000)	(2,077,485)	(317,086)
Proceeds from sale of short term investments	973,000	1,250,000	2,055,608	313,747
Cash paid for long-term investments	—	(15,575)	(23,000)	(3,510)
Cash paid for loan originations	(1,895,669)	(1,737,413)	(1,705,401)	(260,294)
Cash received from loan repayments	1,876,466	1,726,656	1,713,050	261,462

Net cash used in investing activities	(82,836)	(113,150)	(96,663)	(14,754)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	389,356	—	—	—
Cash payment of remaining issuance cost for IPO	—	(873)	—	—
Proceeds from deemed exercise of share options, net	21,587	—	—	—
Return of the proceeds withdrawn by employees for deemed exercise of share options	—	(23,602)	—	—
Proceeds from exercise of share options	—	1,709	609	93
Cash payment for repurchase of ordinary shares (Note 16)	—	(6,566)	(119,858)	(18,294)
Cash paid for loan to shareholder	(1,307)	—	—	—
Cash received for loan repayments due from a shareholder	6,236	—	—	—
Cash paid for borrowing from shareholder	(1,000)	—	—	—

Net cash provided by/(used in) financing activities	414,872	(29,332)	(119,249)	(18,201)

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	46,091	33,929	(20,647)	(3,151)

Net increase/(decrease) in cash and cash equivalents and restricted cash	52,319	(420,342)	(314,490)	(48,001)
Cash and cash equivalents and restricted cash at beginning of year	1,225,397	1,277,716	857,374	130,861

Cash and cash equivalents and restricted cash at end of year	1,277,716	857,374	542,884	82,860

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(2,519)	1,130	(13,889)	(2,120)
Supplemental disclosures of non-cash flow investing and financing activities:
Accretion on convertible redeemable preferred shares to redemption value	509,904	—	—	—
Deemed dividend to holders of mezzanine equity	89,076	—	—	—
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
Meilishuo
app, mini-programs on Weixin, Weixin pay and QQ Wallet entryways, and
Mogu.com,
Mogujie.com
and
Meilishuo.com
websites. The Group also provides online marketing, commission, financing and other relevant services to merchants and users.
The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIE’s subsidiaries.
As of March 31, 2021, the Company’s major subsidiaries, consolidated VIEs and VIE’s subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries:
Meili Group Limited	100%	Hong Kong, China June 23, 2011
Hangzhou Shiqu	100%	Hangzhou, China November 16,2011
Meilishuo (Beijing) Network Technology Co., Ltd.	100%	Beijing, China November 23,2010

		Place and date of incorporation
Consolidated VIEs:
Hangzhou Juangua		Hangzhou, China April 13, 2010
Beijing Meilishikong Network and Technology Co., Ltd.		Beijing, China July 6, 2010

(b)	Consolidated variable interest entities
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
The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

		As of March 31,
		2020	2021
		RMB	RMB
Cash and cash equivalents		340,363	163,376
Restricted cash		807	808
Short-term investments		34,000	60,000
Inventories, net		127	104
Loan receivables, net		113,111	99,965
Prepayments and other current assets		61,606	57,385
Amounts due from non-VIE subsidiaries of the Company		311,238	312,410
Amounts due from related parties		5	5
Property, equipment and software, net		577	1,901
Intangible assets, net		78,741	59,910
Goodwill		928	928
Investments		11,011	42,101
Other non-current asset		13,656	160,675

Total assets		966,170	959,568

		As of March 31,
		2020	2021
		RMB	RMB
Amounts due to non-VIE subsidiaries of the Company		1,344,824	1,381,497
Accounts payable		852	721
Salaries and welfare payable		663	579
Advances from customers		74	77
Taxes payable		2,599	694
Amounts due to related parties		1,323	1,329
Accruals and other current liabilities		306,337	258,077
Deferred tax liabilities		19,044	16,118

Total liabilities		1,675,716	1,659,092

Year ended March 31,
2019		2020	2021
RMB		RMB	RMB
Total revenues	150,228	137,578	110,691
Cost of revenues	(87,562)	(63,162)	(51,493)
Net profit/(loss)	5,565	(4,093)	1,721

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash (used in)/provided by operating activities	(165,708)	186,711	25,326
Net cash used in investing activities	(39,369)	(38,652)	(202,312)
Net cash provided by financing activities	1,490	960	—
Net (decrease)/increase in cash and cash equivalents and restricted cash	(203,587)	149,019	(176,986)
Under the Contractual Agreements with the consolidated VIEs, the Co
m
pany has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can direct assets transferred out of the consolidated VIEs and VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.
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
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below
.

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
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, the valuation and recognition of share-based compensation arrangements, fair value of available-for-sale
debt securities, recoverability of receivables, assessment for impairment of long-lived assets, intangible assets and goodwill and useful lives of intangible assets. Actual results may differ materially from those estimates
.

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
Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Other income, net in the Consolidated Statements of Operations and Comprehensive Loss. Total exchange gains/(losses) were a loss of RMB7,068, a loss of RMB4,136 and a gain of RMB5,574 for the years ended March 31, 2019, 2020 and 2021, respectively.
The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments to the Group’s other comprehensive income/(loss) were a gain of RMB55,440, a gain of RMB105,433 and a loss of RMB72,993 for the years ended March 31, 2019, 2020 and 2021, respectively.

(f)	Convenience translation
Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

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
Short-term investments are comprised of (i) time deposits placed with banks with original maturities longer than three months but less than one year, (ii) investments in wealth management products issued by banks, primarily with the pre-agreed
fixed interest rate or variable interest rates and with original maturities within one year, and (iii) equity securities with readily determinable fair value . The time deposits and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. The short-term investments are stated at fair value. Changes in the fair value are reflected in the Consolidation Statement of Operations and Comprehensive Loss.

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
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs of nil, nil and 1,696 are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2019, 2020 and 2021, respectively.

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
The estimated useful lives of intangible assets are as follows:

Domain name	5 - 20 years
Trademarks	10 years
Insurance agency license	20 years
Broadcasting License	4 - 5 years
Buyer and customer relationship	2 years
Brand	2 -8 years
Technology	2-3 years
Strategic business resources	3-5 years

(o)	Goodwill
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

Before the adoption of ASU
No. 2017-04
Intangibles—Goodwill and Other (Topic 350), if the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. The Company adopted ASU
No. 2017-04
for the year ended March 31, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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
Financing solutions revenues
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
Other revenues
Other revenues are mainly comprised of the revenues from online direct sales, technology services and other services.
The Group sells certain merchandise products through online direct sales. The Group recognizes the product revenues from the online direct sales on a gross basis as the Group is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has met several but not all of these indicators. The Group recognizes online direct sales revenue net of discounts and return allowance when the merchandise products are delivered to and control passes to users. Return allowances, which reduce net revenues, are estimated based on historical experiences.
The Group provides technology services to corporate customers who operate through the Group’s online platform. Fees are fixed or charged as agreed percentages of the amount of the successful transactions of the customers. Revenue from technology services is recognized when the services are rendered.
Other services primarily comprise (i) promotion services that the Group provided to financial institutions and (ii) logistic services to merchants. Revenue is recognized when the services are rendered.
Remaining performance obligations
Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was nil.

(s)	User incentives
In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined
threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2019, 2020 and 2021, the Group recorded marketing expenses related to the vouchers of RMB104,311, RMB73,795and RMB46,676, respectively.

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
Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received. Total government grants received were RMB13,430, RMB13,938 and RMB15,819 for the years ended March 31, 2019
,
2020 and 2021, respectively.

(y)	Operating leases
U
n
der ASC 840, leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. The Group leases office space under operating lease agreements with initial lease term up to
five years
. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease
basis and are generally not included in the initial lease terms.
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
The Group adopted Accounting Standards Update (“ASU”)
2018-07,
Compensation—Stock Compensation (Topic 718): Improvements to
Non-employee
Share-Based Payment Accounting for the year ended March 31, 2021. Upon the adoption of this guidance, the Company no longer re-measures
equity-classified share-based awards granted to consultants or non-employees
at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees
and employees will be substantially aligned. The impact of the adoption is not material.

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
Effective May 30, 2019, May 28
,
2020 and September 13
,
2020
, the Board of Directors approved share repurchase programs to repurchase shares up to US$15 million, US$10 million and US$
10
million,
respectively, worth of outstanding ADSs/class A ordinary share of the Company over the next 12 months of each date.
Each one of ADSs represents 25 class A ordinary share. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.
These repurchased ADSs/class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. For the year ended March 31,
2020
,
418,243 outstanding ADSs (10,456,075 class A ordinary shares) were repurchased with a total consideration of US$951 (RMB6,566), at a weighted average price of US$2.27 per ADS. For the year ended March
31
,
2021
,
1,782,236
outstanding ADSs (
44,555,900
class A ordinary shares) were repurchased with a total consideration of US$
3,642
(RMB
24,362
), at a weighted average price of US$
2.04 per
ADS in open market, and 161,960,075 outstanding class A ordinary shares (6,478,403 ADSs) were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$2.13 per ADS from certain shareholders.

(bb)	Employee benefits
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB76,252, RMB55,833 and RMB30,654 for the years ended March 31, 2019
,
2020 and 2021, respectively.

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
Uncertain tax positions
The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not
recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

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
The Group has made RMB496, RMB155 and RMB701 appropriations to statutory surplus fund and other reserve funds for Hangzhou Juandou,Shanghai Shiqu and Meilishuo Beijing for the years ended March 31, 2019, 2020 and 2021, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were in accumulated loss position.

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
The FASB further issued Accounting Standards Update
No. 2020-05,
“Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842)”. According to the amendments, defers the effective date of new lease standard (topic 842) for private entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2023 and interim periods in the year ended March 31, 2024. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements, and expects that most existing operating lease commitments will be recognized as operating lease obligations and right-of-use
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
In December 2019, the FASB issued ASU
2019-12—Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date
loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based
tax, (2) requires an entity to evaluate when a
step-up
in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2023 and interim periods in the year ended March 31, 2024. The ASU is currently not expected to have a material impact on the consolidated financial statements.
In January 2020, the FASB issued Accounting Standards Update
No. 2020-01,
Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph
815-10-15-141(a)
an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph
815-10-15-141
to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. As an emerging growth company, the standard is effective for the Company for the year ended March 31, 2023 including interim periods in the year ended March 31, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.
3 INITIAL PUBLIC OFFERING
In December 2018, the Company consummated its initial public offering (“IPO”) on the New York Stock Exchange by issuing 4,834,910 American Depositary Shares (“ADS”) at the price of US$14.00 per ADS. Each ADS represents 25 Class A ordinary shares. Net proceeds raised by the Company amounted to approximately RMB389,356

(US$58,016) after deducting underwriting discounts and commissions and other offering expenses.
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
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and loan receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2020 and 2021, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances.

(b)	Concentration of customers and suppliers
There were no customers or suppliers whose revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended March 31, 2019, 2020 and 2021.

(c)	Foreign currency exchange rate risk
The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2019, 2020 and 2021, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5.2
% between March 31, 2019 and 2020. The appreciation of the RMB against the US$ was approximately
7.3% between March 31, 2020 and 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)	Certain risks and uncertainties
In the first quarter of 2020, the outbreak of the
COVID-19
pandemic caused delays in the delivery of the merchandise sold on the
e-commerce
platforms of the Group. Benefiting from the containment of the
COVID-19
pandemic in China, the operations of the Group gradually resumed normal starting from late February 2020. Therefore, the
COVID-19
did not have material impact on the financial results of the Group for the year ended March 31, 2021. While, as the
COVID-19
pandemic is still
on-going
globally, the impact on the financial performance of the Group for the period beyond the year ended March 31, 2021 cannot be reasonably estimated at this time. The extent to which this outbreak impacts the results of the Group will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

5 OTHER REVENUES
Other revenues by type of service is as follows:

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Technology services	38,963	27,676	28,505
Online direct sales	62,114	57,309	515
Others	20,650	14,985	14,140

Total	121,727	99,970	43,160

6 OTHER INCOME, NET

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Government grants	13,430	13,938	15,819
Merchant penalty income (1)	—	—	12,383
Refund from depositary bank (Note 14(3))	315	1,303	12,096
Exchange (losses)/gains	(7,068)	(4,136)	5,574
Gains on disposal of property and equipment	772	666	1,468
Others	1,312	(299)	2,545

Total	8,761	11,472	49,885

(1)
Merchant penalty income represents the penalties charged to the merchants that have quality and/or service issues based on the agreements with the merchants. The Company may use the penalty received from the merchants to settle the users’ complaints. The penalties are therefore recorded in other payables when received and recognized as other income when the Company considers the possibility of the penalty to be paid out is remote.

7 FAIR VALUE MEASUREMENT
As of March 31, 2020 and 2021, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	238,000	—	238,000	—
Available-for-sale debt securities	102,373	—	—	102,373

Total assets	340,373	—	238,000	102,373

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
-wealth management products	260,000	—	260,000	—
- equity securities with readily determinable fair value	245	245	—	—
Available-for-sale debt securities	51,346	—	—	51,346

Total assets	311,591	245	260,000	51,346

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its Consolidated Balance Sheets at fair value on a recurring basis
.
Short-term investments
Short-term investments held by the Group include wealth management products issued by banks and equity securities with readily determinable fair value. The Group values its investments in wealth management products in using model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group values its investments in equity securities with readily determinable fair value using quoted market prices and classifies the valuation technique that use these inputs within Level 1.
Available-for-sale
debt securities investments
The Group classified its
available-for-sales
debt securities as Level 3 investment. The roll forward of major Level 3 investments are as following:

	iSNOB	Ruisha Technology	Huzan	Xuanwei	Kuailaimai	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2019	38,378	—	19,822	—	14,259	—	72,459

Addition	—	7,050	—	3,525	—	5,000	15,575
Impairment	—	—	—	—	(14,259)	—	(14,259)
Effect of currency translation adjustment	2,004	—	1,036	—	—	—	3,040
The change in fair value of the investments	36,459	573	(9,862)	—	—	(1,612)	25,558

Fair value of Level 3 investments as at March 31, 2020	76,841	7,623	10,996	3,525	—	3,388	102,373

Addition	—	—	—	—	—	8,000	8,000
Disposal*	(59,243)	—	—	(3,525)	—	—	(62,768)
Impairment	—	—	(4,055)	—	—	(3,388)	(7,443)
Effect of currency translation adjustment	(3,717)	—	(110)	—	—	—	(3,827)
The change in fair value of the investments	8,714	11,442	(5,145)	—	—	—	15,011

Fair value of Level 3 investments as at March 31, 2021	22,595	19,065	1,686	—	—	8,000	51,346

*
For the year ended March 31, 2021, the amount of disposal in the roll forward included a reclassification adjustment of RMB46,029, representing the unrealized security holding gains for the disposed portion that were previously recorded as other comprehensive income and was reclassified as the gain from investments included in net loss in connection with the disposal.

The Company determined the fair value of its investments by using market approach or income approach.
As for market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as the observable price changes based on the recent transactions of the securities, or similar securities that the Company holds. The significant unobservable inputs adopted in the valuation as of March 31, 2019, 2020 and 2021 are as following:

	For the years ended March 31,
	2019	2020	2021
Lack of marketability discount	30%	30%	30%
Risk-free rate	2.25%-2.60%	0.3%~2.29%	0.5%
Expected volatility	45%-52.68%	42%~54%	45%
Revenue multiple	2.80-18.74	5.09~11.18	7.92
Net profit multiple	21.23	8.95	16
Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in risk-free rate, expected volatility, revenue multiple or net profit multiple in isolation would result in significantly higher (lower) fair value measurement.
For the years ended March 31, 2020 and 2021, the Group used income approach to determine the fair value of its investment in Huzan as it was transforming its business model and market approach, as used for the year ended March 31, 2019, was no longer applicable. The income approach uses valuation techniques to convert future cash flows to a single present value amount. The measurement is based on the value indicated by current market expectations about those future cash flows. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for the revenue growth rate, weighted average cost of capital, lack of marketability discounts, expected volatility and probability in equity allocation. The significant unobservable inputs adopted in the valuation as of March 31, 2020 and 2021 are as following:

	For the years ended March 31,
	2020	2021
Unobservable Inputs
Revenue growth rate	12%~217%	8%~327%
Weighted average cost of capital	20%	30%
Lack of marketability discount	30%	30%
EBIT margin rate	(29.5%)~27.3%	17%~29%
Significant increases (decreases) in lack of marketability discount or weighted average cost of capital in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in revenue growth rate or EBIT margin rate in isolation would result in significantly higher (lower) fair value measurement.

8 LOAN RECEIVABLES

	As of March 31,
	2020	2021
	RMB	RMB
Loan receivables - principals	134,246	126,597
- service fee	2,034	1,983
Allowance for doubtful accounts	(23,169)	(28,615)

Loan receivables, net	113,111	99,965

Allowance for doubtful accounts movement

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of year	(1,222)	(4,633)	(23,169)
Additions	(3,754)	(18,536)	(5,446)
Reversals	343	—	—

Balance at end of year	(4,633)	(23,169)	(28,615)

9 OTHER ASSETS
The other assets consist of the following:

	As of March 31,
	2020	2021
	RMB	RMB
Prepayments and other current assets
Receivables from third-party payment service providers (1)	28,703	21,231
Receivables of technology service	20,460	17,155
Other prepaid expenses	15,987	11,504
VAT receivables	12,187	10,931
Deposits	6,699	3,054
Receivables of financing facilitation service	4,054	2,844
Prepaid promotion fees	3,468	2,065
Employee loans and advances	634	267
Interest receivable	735	246
Others	7,703	10,073
Less: Allowance for doubtful accounts	(1,522)	(1,691)

Total prepayments and other current assets	99,108	77,679

Other non-current assets
Prepayment for office building (2)	—	146,300
Long-term deposit	13,656	16,284
Prepayment for trademark	527	527

Total non-current assets	14,183	163,111

(1)
Receivables from third party payment service providers represent cash due from the Group’s third party on-line
payment service providers in relation to their processing of payments to the Group. As of March 31, 2020 and 2021, no allowance for doubtful accounts was provided for these receivables.

(2)
On August 8, 2020, the Group entered into an agreement with a third-party company to purchase an office building located in Hangzhou, China for a total consideration of RMB209,000. The building is under construction and is scheduled to be completed and delivered to the Group in 2023. As of March 31, 2021, the Group has paid RMB146,300 for the office building purchase. The remaining installments of RMB62,700 are expected to be made in the next three years (Note 22(b)).

The movement of allowance for doubtful accounts is analyzed as follows:

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB

Balance at beginning of year	(563)	(563)	(1,522)
Additions	—	(959)	(169)

Balance at end of year	(563)	(1,522)	(1,691)

10 INVESTMENTS
The Company’s long-term investments consist of the following:

	As of March 31,
	2020	2021
	RMB	RMB
Available-for-sale debt securities
iSNOB Holdings Limited (“iSNOB”)	76,841	22,595
Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”)	7,623	19,065
Huzan Inc. (“Huzan”)	10,996	1,686
Xuanwei Limited (“Xuanwei”)	3,525	—
Shanghai Kuailaimai Information and Technology Co., Ltd. (“Kuailaimai”)	—	—
Others	3,388	8,000

	102,373	51,346

Equity method investments
JM Weshop (Cayman) Inc. (“JM Weshop”)	—	—
Jiaxing Neixiangyoupan Equity investment Fund Partnership (limited partnership) (“Neixiangyoupan”)	—	11,522
Other s	—	3,514

	—	15,036

Tota l	102,373	66,382

Available-for-sale
debt securities
The following table summarizes, by major security type, the Company’s available-for-sale
debt securities as of March 31, 2020 and 2021:

	As of March 31,
	2020	2021
	RMB	RMB
Cost	46,810	25,571
Unrealized gains, including foreign exchange adjustment	55,563	25,775

Fair Valu e	102,373	51,346

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
In May 2016, the Company and an unrelated third party, set up iSNOB Holdings Limited (“iSNOB”), each holding
80
% and
20
% ordinary shares, respectively with a fully paid registered capital of RMB
1,000
. iSNOB operates an online shopping platform since inception. On October 31, 2017, due to issuance of new Series A Preferred Shares by iSNOB to an unrelated third party investor, the Company’s equity interest in iSNOB was diluted to
18
% on a fully diluted basis and at the meantime was redesignated as redeemable preferred shares. As a result of the dilution and redesignation, the Company deconsolidated the financial results of iSNOB and accounted for its investment as an available-for-sale
investment. The Company used the latest financing price of iSNOB to measure the fair value of retained interest in iSNOB at the deconsolidation date and recognized a “Gain from investments, net” of RMB
13,592
in the Consolidated Statements of Operations and Comprehensive Loss.
Upon the closing of the latest financing of iSNOB in May 2018, the Company held
18,000,000
convertible and redeemable preferred shares of iSNOB, and the equity interest of the Company was diluted to
14.5
%. According to the investment agreement, the Company has the option to request iSNOB to redeem the Company’s investments at the Company’s investment cost plus the interest if iSNOB fails to consummate a qualified IPO within a pre-agreed
period of time from the date of the Company’s investment. Therefore, the convertible and redeemable preferred shares that the Company subscribed from iSNOB are not in substance common stocks and are classified as an available-for-sale
debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income.
As of March 31, 2020, the Company remeasured the investment at a fair value of RMB76,841, which were determined by management with the assistance of an independent appraisal. For the year ended March 31, 2019 and 2020, the unrealized securities holding gain net of tax of RMB15,670 and RMB36,459 were reported in other comprehensive income, respectively. For the year ended March 31, 2019 and 2020, foreign currency translation gains of RMB1,470 and RMB2,004 were reported as foreign currency translation adjustments in other comprehensive income, respectively.
In October 2020, the Company entered into a share repurchase agreement with iSNOB, pursuant to which, iSNOB repurchased 73.4% of the Company’s investment at a total price of approximately US$16,000 (equivalent to RMB104,399). After this transaction, the Company still held 4,785,714 convertible and redeemable preferred shares of iSNOB, accounting for 3.35% of the total equity interests of iSNOB on a fully diluted basis. The Company recognized a “Gain from investments, net” of RMB91,184 at the excess of the total cash consideration over the cost base of the preferred shares sold of RMB13,215 in the Consolidated Statements of Operations and Comprehensive loss. The gain also included the recycled accumulated unrealized gains of RMB46,029 for the preferred shares sold that were previously recorded in other comprehensive income in equity.
As of March 31, 2021, the Company remeasured its remaining investment in iSNOB at a fair value of RMB22,595, which was determined by management with the assistance of an independent appraiser. For the year ended March 31, 2021, the unrealized securities holding gain net of tax of RMB8,714 was reported in other comprehensive income. For the year ended March 31, 2021, foreign currency translation loss of RMB3,717 was reported as foreign currency translation adjustments in other comprehensive income.
Ruisha Technology
In July 2019, the Group purchased
18.1
% shareholding of Ruisha Technology with a cash consideration of RMB
7,000
and an intangible asset with a fair value of RMB
50
. According to the investment agreement, the Group has the option to request Ruisha Technology to redeem the Group’s investments at the Group’s investment cost plus the interest until the occurrence of a redemption event, which is outside the control of Ruisha. The redeemable shares of Ruisha Technology held by the Group are therefore considered not in substance common stock and classified as an available-for-sale
debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2020 and 2021, the Group remeasured the investment at a fair value of RMB
7,623
and RMB
19,065
, respectively, which were determined by management with the assistance of an independent appraisal. For the years ended March 31, 2020 and 2021, the unrealized securities holding gain, net of tax of RMB and RMB
9,726
were reported in other comprehensive income, respectively.
Huzan
In January 2018, the Company purchased
20
% shareholding of Huzan with a cash consideration of RMB
10,000
. According to the investment agreement, the Company has the option to request Huzan to redeem the Company’s investments at the Company’s investment cost plus the interest if Huzan fails to consummate a qualified IPO within a pre-agreed
period of time from the date of the Company’s investment, the redeemable shares of Huzan held by the Company are therefore considered not in substance common stock and classified as an available-for-sale
debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income.

As of March 31, 2018, the Company remeasured the investment in Huzan at fair value of RMB14,021, which was determined by management with the assistance of independent appraiser. For the year ended, March 31, 2018 the unrealized securities holding gain net of tax of RMB3,016 was recorded in other comprehensive income.
On November 1, 2018, the Company entered into a share repurchase agreement with Huzan, pursuant to which, Huzan repurchased
6,246,877
shares of Series
Pre-A
preferred shares held by the Company at a total price of approximately US$
5,172
(equivalent to RMB
35,501)
. The transaction was consummated on November 20, 2018. After this transaction, the equity interest of the Company was diluted to
6.72
% on a fully diluted basis.
The Company recognized a “Gain from investments, net” of RMB
31,236
in the Consolidated Statements of Operations and Comprehensive loss as follows:

RMB
Cash consideration collected	35,501
Less: Carrying value of investment as at November 20, 2018	(13,658)
Add: Realized gain in other comprehensive income	9,393

Gain from investment disposal	31,236

As of March 31, 2020, the Company remeasured the investment in Huzan at a fair value of RMB10,996, which was determined by management with the assistance of an independent appraiser. For the year ended March 31, 2020, the unrealized securities holding loss net of tax of RMB9,862 and foreign currency translation gain of RMB1,036 were reported in other comprehensive income.
As of March 31, 2021, with the assistance of an independent appraiser, the Company remeasured the investment in Huzan at a fair value of RMB1,686. The fair value below the Company’s investment cost was primarily due to its weaker-than-expected business performance, which was considered as other-than-temporary. Therefore, for the fair value decrease of RMB9,310, the Company reversed the unrealized gain of RMB5,145 previously recognized in other comprehensive income and recognized an impairment of RMB4,055 in
g
ain/(
l
oss) from investments, net.
Xuanwei
In March 2020, the Company purchased
5
% shareholding of Xuanwei with a cash consideration of US$

(equivalent to RMB
3,525
). According to the investment agreement, the Company has the option to request Xuanwei to redeem the Company’s investments at the Company’s investment cost plus the interest if Xuanwei fails to consummate a qualified IPO within a pre-agreed
period of time from the date of the Company’s investment, the redeemable shares of Xuanwei held by the Company are therefore considered not in substance common stock and classified as an available-for-sale
debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income.
In March 2021, the Company disposed all the equity interest it held in Xuanwei to Tencent Group, the Company’s shareholder, at a total cash consideration of US$

(equivalent to RMB
5,914
). The transaction price was the same as the price at which Tencent purchased from other non-related
shareholders that hold the same class shares in the investee. Therefore, the Company recognized a “Gain from investments, net” of RMB
2,389
in the Consolidated Statements of Operations and Comprehensive loss.
Equity method investments
Investment in JM Weshop
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
40
% shareholding of JM Weshop on a fully diluted basis. The Company is entitled to one out of three board seats at JM Weshop. Flying contributed and accounted for
60
% shareholding of JM Weshop on a fully diluted basis and has the remaining two board seats, accordingly.

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
Before the termination of JM Weshop’s business, the Company was able to exercise significant influence over JM Weshop and the investment is in the form of ordinary shares of the investee, the Company therefore applied equity method accounting for JM Weshop investment starting from March 2018, and shared the results of JM Weshop accordingly. The carrying amount for the investment in JM Weshop as of March 31, 2020 were as follows:

As of March 31,
2020
RMB
Investment cost	158,777
Foreign currency translation	14,786
Surrender 10% of ordinary shares held	(25,132)

Total investment cost	148,431

Value booked under equity method
Share of cumulative loss	(113,182)
Share of other comprehensive loss	(1,331)

Total booked value under equity method	(114,513)

Impairment	(33,918)

Net book value	—

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
For the year ended March 31, 2019, the Company recognized RMB5,752 of share of income and RMB938 of share of other comprehensive income of JM Weshop .
For the year ended March 31, 2020, the Company recognized RMB114,104 of share of loss and RMB145 of share of other comprehensive loss of JM Weshop.
Investment in Neixiangyoupan
In December 2019, the Group entered into a partnership agreement with Neixiangyoupan to subscribe for the shares of Neixiangyoupan as a Limited Partner (“LP”) and made the first capital injection in May 2020. As of March 31, 2021, RMB 12,000 has been injected by the Group, representing an approximately 14.8% of its equity interests. The investments are accounted for under the equity method as the Group has the ability to exercise significant influence over Neixiangyoupan as an
LP. For the year ended March 31, 2021, the Group recognized RMB478 of share of loss of Neixiangyoupan.

The equity method investments were not considered individually material to meet threshold under Rule
4-08(g)
of Regulation
S-X.
11 PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software consist of the following:

	As of March 31,
	2020	2021
	RMB	RMB
Electronic equipment	29,480	13,472
Furniture and office equipment	8,707	7,122
Leasehold improvements	31,132	28,417
Vehicles	307	1,291
Computer softwares	3,858	3,628

Subtotal	73,484	53,930
Less: Accumulated depreciation and amortization	(59,375)	(43,150)

Property, equipment and software, net	14,109	10,780

Depreciation and amortization expenses recognized for the years ended March 31, 2019, 2020 and 2021 were RMB11,511, RMB7,174 and RMB9,327, respectively. No impairment charges were recorded for the years ended March 31, 2019, 2020 and 2021.

12 INTANGIBLE ASSETS, NET
The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Amount	Net Carrying Amount
	RMB	RMB	RMB	RMB
Domain name	13,196	(2,389)	—	10,807
Trademarks	603	(70)	—	533
Insurance agency license	2,848	(463)	—	2,385
Broadcasting License	86,667	(10,833)	—	75,834
Buyer and customer relationship	462,770	(462,770)	—	—
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	1,492,404	(768,952)	—	723,452
Technology	22,940	(20,926)	(2,014)	—

Total	2,265,898	(1,438,513)	(14,374)	813,011

	As of March 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Amount	Net Carrying Amount
	RMB	RMB	RMB	RMB
Domain name	12,502	(3,130)	—	9,372
Trademarks	539	(100)	—	439
Insurance agency license	2,848	(605)	—	2,243
Broadcasting License	86,667	(29,405)	—	57,262
Buyer and customer relationship	462,770	(462,770)	—	—
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	1,405,551	(1,048,862)	—	356,689
Technology	22,940	(20,926)	(2,014)	—

Total	2,178,287	(1,737,908)	(14,374)	426,005

Amortization expenses for intangible assets were RMB194,874, RMB331,294 and RMB341,802 for the years ended March 31, 2019, 2020 and 2021, respectively.
In August 2019, the Company (through its VIE, Hangzhou JuanGua) entered into an agreement to acquire the asset of an internet technology company, including an online audio/video broadcasting license (“Broadcasting License”). The transaction was accounted for as an asset acquisition rather than a business combination as the acquiree company did not meet the criteria of a business and substantially all of the fair value of the gross assets acquired would be concentrated in a single asset. The total cash consideration of RMB65,000 was fully paid by May 2020. A deferred tax liability of RMB21,667 was determined by using a simultaneous equation, and this increased the carrying amount of the Broadcasting License. Management made an assessment that the useful life of the Broadcasting License is estimated to be 56 months in view of the current regulatory environment in connection with the renewal of the license and commenced to record related amortization charges starting from September 2019.

As of March 31, 2021, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2022	333,088
2023	62,703
2024	19,528
2025	2,448
2026	760
Thereafter	7,478

426,005

13 GOODWILL
The changes in the carrying amount of goodwill were as follows:

	Cross-border business	Domestic business	Total
	RMB	RMB	RMB
Balance as of March 31, 2019
Goodwill	96,236	1,568,653	1,664,889
Accumulated impairment loss	(96,236)	—	(96,236)

	—	1,568,653	1,568,653

Transaction during the years
Impairment recognized during the year ended March 31, 2020 (Note (a))	—	(1,382,149)	(1,382,149)
Balance as of March 31, 2020 and 2021
Goodwill	96,236	1,568,653	1,664,889
Accumulated impairment loss	(96,236)	(1,382,149)	(1,478,385)

	—	186,504	186,504

(a) Goodwill impairment
The Group performed impairment test on the goodwill related to the domestic business reporting unit which is the only reporting unit of the Group on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the goodwill might be impaired.
Considering qualitative factors that the Group was suffering from accumulated loss and operating cash outflow, the Group concluded that two-step
goodwill impairment tests were required as of March 31, 2019. In estimating the fair value of the domestic business reporting unit in the first step of the impairment test, both income approach and market approach valuation method were used where significant management judgment was required. In using the income approach methodology of valuation, significant estimates to determine the fair value of the domestic business reporting unit included forecasts of future operating results, discount rates, and expected future growth rates. Management also considered the latest industry environment and its expected impact on the fair value of the domestic business reporting unit.
As of March 31, 2019, in using the market approach methodology of valuation, the Group estimated the fair value of the domestic business reporting unit with reference to its quoted market price on the measurement date.
Based on the result of the goodwill impairment testing, as of March 31, 2019, the estimated fair value of the domestic business reporting unit exceeded its carrying amount with sufficient headroom. Therefore, the second step of the impairment test was not necessary and no impairment of goodwill was recognized during the years ended March 31, 2019.
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
As of March 31, 2021,
as
the market capitalization of the Company was below its carrying value.
t
he Group estimated the fair value of the domestic business reporting unit in using the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Based on the result of annual impairment testing, the fair value of the domestic business reporting unit exceeded its carrying amount. As a result, there was no additional impairment of goodwill as of March 31, 2021. In addition, management has further analyzed and concluded that difference between the fair value of the reporting unit and the Company’s market capitalization is mainly attributable to the control premiums that are not reflected in its quoted market price of the Company.However, weaker-than-expected operation results and cash flows performance in the future or other relevant factors, including the duration and significance of the difference between the Company’s market capitalization and its carrying value, could be considered as the indicators of trigger for interim goodwill impairment test and additional impairment may be needed to be recognized in future periods
.

14 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2020	2021
	RMB	RMB
Accrued liabilities and other current liabilities
Deposits from merchants (1)	193,479	159,035
Receipts under custody (2)	147,592	140,084
Accrued advertisement expenses	15,315	12,105
Payable for Broadcasting License acquired (Note 12)	13,000	—
Accrued expenses	9,131	7,426
Other payables	15,019	14,477

	393,536	333,127

Non-current
Initial reimbursement payment from depositary bank (3)	3,644	2,151

	397,180	335,278

(1)
The customer deposits mainly represent the cash deposits as collateral collected from the merchants of the online platform. The deposit can be withdrawn immediately after the merchants terminate its online shop on the platform.

(2)
The receipts under custody mainly represent the amounts received by the Group from the registered users for their purchase through the Company’s online market platform, and have not been remitted to the third-party merchants yet.

(3)
The Company received initial reimbursement payment of US$935 (RMB6,297) from depositary bank in January 2019. The amount was recorded ratably as other income over a 5 year arrangement period. For the year ended March 31, 2020 and 2021, the Company has recorded RMB1,303 and
RMB1,267
in other income. For the year ended March 31, 2021, the Group received an additional reimbursement payment of US$1,638

(RMB10,829) from depositary bank for the transaction costs incurred in the prior years and the amount was recorded in other income.

15 TAXATION

(a)	Value-added tax (“VAT”) and surcharges
During the years presented, the Group is subject to statutory VAT rate of 6% for revenues from marketing services, commissions, financing solutions and other services and 13% and 6% for online direct sales. The entities within the Group, which are qualified for small scale taxpayers, are subject to statutory VAT rate of 3%.
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

(b)	Income taxes benefits
Composition of income tax benefits

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expenses	(6,051)	(2,119)	(9,825)
Deferred income tax benefits	23,268	2,709	4,644

	17,217	590	(5,181)

Cayman Islands (“Cayman”)
Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no

Cayman Islands withholding tax will be imposed.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to a two-tiered
profits tax rates regime. Under the
two-tiered
profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%.
PRC
On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). In accordance with the new CIT Law, Hangzhou Shiqu and Hangzhou Juangua enjoyed the 15% preferential tax rate from 2016 to 2018. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and are valid for another three years from 2019 to 2021.
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
Tax holiday had no immediate tax impact as there is no

taxable profit for Hangzhou Shiqu, Hangzhou Juangua and Hangzhou Juandou for the years ended March 31, 2019, 2020 and 2021.

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
The Group’s consolidated VIEs and VIEs’ subsidiaries are controlled by the Company through various contractual agreements. To the extent that these consolidated VIEs and VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2020 and 2021, the Company did not record any withholding tax on the retained earnings of its subsidiaries, consolidated VIEs and VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.
The components of loss before tax are as follows:

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(426,044)	(310,312)	(61,292)
Loss from overseas entities	(77,448)	(1,913,916)	(261,498)

Total loss before tax	(503,492)	(2,224,228)	(322,790)

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Income tax benefits/(expenses)
Current income tax expenses	(6,051)	(2,119)	(9,825)
Deferred tax benefits	23,268	2,709	4,644

Total income tax benefits/(expenses)	17,217	590	(5,181)

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended March 31,
	2019		2020		2021
PRC Statutory tax rate	25%		25%		25%
Difference in EIT rates of certain subsidiaries	(3%	)	(23%	)	(21%	)
Permanent book – tax difference	(5%	)	(1%	)	(2%	)
Additional deduction for research and development expenditures	2%		1%		3%
Changes in valuation allowance	(16%	)	(2%	)	(6%	)

Effective tax rate	3%		0%		(1%	)

Expenses not deductible for tax purposes and
non-taxable
income primarily represent share-based compensation expense and entertainment expense.

(c)	Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward	556,851	351,618
- Carryforwards of un-deducted advertising expenses	182,318	175,148
- Accruals and other liabilities	6,821	5,167
- Provision for doubtful accounts	5,792	7,407
- Impairment of available-for-sale investments	1,125	1,633
Less: valuation allowance	(752,907)	(540,973)

Net deferred tax assets	—	—

Deferred tax liabilities:
- Recognition of intangible assets arisen from business combination and unrealized holding gain	2,571	3,212
- Recognition of acquired broadcasting license	18,958	14,314

Net deferred tax liabilities	21,529	17,526

As of March 31, 2021, the Group had net operating loss carry forwards of approximately RMB1,969,343 which mainly arose from the subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the calendar year from 2021 to 2030. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards.
As of March 31, 2021, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2021	300,138
2022	147,361
2023	57,955
2024	244,563
2025	536,987
Thereafter	682,339

1,969,343

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Movement of valuation allowance

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the period	780,179	860,698	752,907
Addition	83,516	21,180	16,934
Written off for expiration of net operating losses	—	(125,803)	(225,742)
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	(2,997)	(3,168)	(3,126)

Balance at end of the period	860,698	752,907	540,973

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
Effective May 30, 2019, May 28, 2020 and September 13, 2020, the Board of Directors approved share repurchase programs to repurchase shares up to US$15 million, US$10 million and US$10million, respectively, worth of outstanding ADSs of the Company over the next 12 months of each date.
Each one of ADSs represents 25 class A ordinary share. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.
These repurchased ADSs/class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. For the year ended March 31, 2020, 418,243 outstanding ADSs

(
10,456,075 class A ordinary shares) were repurchased with a total consideration of US$951 (RMB6,566), at a weighted average price of US$2.27 per ADS. For the year ended March 31, 2021, 1,782,236 outstanding ADSs

(
44,555,900 class A ordinary shares) were repurchased with a total consideration of US$3,642 (RMB24,362), at a weighted average price of US$2.04 per
ADS in open market, and 161,960,075 outstanding class A ordinary shares (6,478,403 ADSs) were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$2.13 per ADS from certain shareholders.

As of March 31, 2021, the Company had 2,432,015,450 shares of Class A Ordinary Shares issued and 2,215,043,400 shares of Class A Ordinary Shares outstanding and 303,234,004 shares of Class B Ordinary Shares issued and outstanding.
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
17 CONVERTIBLE REDEEMABLE PREFERRED SHARES
Prior to the Company’s IPO in December 2018, the Company issued several rounds of convertible redeemable preferred shares (the “Preferred Shares”). Each Preferred Shares was convertible, at the option of the holder and certain automatic conversion events (e.g. the Company’s IPO), into one Class A ordinary shares of the Company. Prior to their conversion, the Preferred Shares were entitled to certain privileges over ordinary shares with respect to conversion, redemption, dividends and liquidation.
Modification
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
On July 18, 2018, the Company amended its Memorandum of Articles of Association to extend the first possible redemption date of the Preferred Shares from December 31, 2018 to December 31, 2019. The amendment to the first possible redemption date of the Preferred Shares was accounted for as modification as the fair values of these Shares immediately after the amendment was not significantly different from their fair values immediately before the amendment. The Company accounted for the modification that resulted in a transfer of value from ordinary shareholders to holders of Preferred Shares of RMB89,076 as deemed dividend to holders of Preferred Shares. The impact on the accretion of the Preferred Shares to redemption value is accounted for prospectively.
For each period before the conversion of the Preferred Shares, the Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or
in the absence of
additional paid-in-capital, by
charges to accumulated deficit. The accretion of the Preferred Shares for the year ended March 31, 2019 was RMB509,904 and was recorded in shareholders’ deficit.
Immediately prior to the completion of the Company’s initial public offering on December 10, 2018, all of the Preferred Shares were converted to Class A Ordinary Shares.
18 SHARE BASED COMPENSATION

(a)	Global Share Plan
On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest Amended and Restated Global Share Plan, the Board of Directors accumulatively authorized and reserved 308,562,865 ordinary shares for the issuance as of March 31, 2021.
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
Valuation of stock options
The Group uses the Binominal option pricing model to estimate the fair value of stock options. There was no option granted for the years ended March 31, 2019 and 2021. The assumptions used to value the Company’s option grants for the years ended March 31, 2020 were as follows:

Valuation Dates	2020
Expected term	10 years
Expected volatility	39.93%
Exercise multiple	2.2
Expected dividend yield	—
Risk-free interest rate	1.67%
Expected forfeiture rate (post vesting)	3% for staff 0% for management
Fair value of the underlying shares on the date of option grants (US$)	0.10
Fair value of share option (US$)	0.09
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

Summary of option activities under the Global Share Plan
The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of April 1, 2018	183,405,010	0.08	6.78	107,465
Exercised	(87,990,491)	0.01
Forfeited or cancelled (post-vesting)	(3,872,425)	0.30

Outstanding as of March 31, 2019	91,542,094	0.14	5.16	36,009

Granted	3,775	0.01
Exercised	(39,744,025)	0.03
Forfeited or cancelled (post-vesting)	(32,341,836)	0.28

Outstanding as of March 31, 2020	19,460,008	0.13	4.26	189

Exercised	(2,865,800)	0.03
Forfeited or cancelled (post-vesting)	(3,151,360)	0.27

Outstanding as of March 31, 2021	13,442,848	0.12	3.27	371
Vested and expected to vest as of March 31, 2021	13,442,848	0.12	3.27	371

Exercisable as of March 31, 2021	13,442,848	0.12	3.27	371

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.
Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB8,920, RMB1,650 and RMB1,161 for share options granted under the Global Share Plan in the consolidated statements of operations and comprehensive loss for the years ended March 31, 2019, 2020 and 2021, respectively.
As of March 31, 2020, there was RMB244 in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 0.11 years. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.
As of March 31, 2021, there was no

unrecognized compensation expense in relation to the share options.
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

(b)	Service-based RSUs
A summary of activities of the service-based RSUs for the years ended March 31, 2019, 2020 and 2021 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2018	4,895,060	0.45
Granted	78,715,557	0.67
Vested	(6,114,640)	0.63
Forfeited	(9,212,850)	0.64

Unvested at March 31, 2019	68,283,127	0.66
Granted	53,563,150	0.23
Vested	(18,466,165)	0.65
Forfeited	(53,014,160)	0.56

Unvested at March 31, 2020	50,365,952	0.31

Granted	42,695,000	0.05
Vested	(8,195,402)	0.62
Forfeited	(14,092,450)	0.51

Unvested at March 31, 2021	70,773,100	0.08

For the years ended March 31, 2019, 2020 and 2021, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB94,148, RMB30,535 and RMB25,134 respectively.
As of March 31, 2020 and 2021, there were RMB89,767 and RMB43,909 of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 3.05 and 2.71 years.
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
The total fair value and intrinsic value of RSUs vested was RMB3,197, RMB21,351 and RMB7,070 during the years ended March 31, 2019, 2020 and 2021, respectively.
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
The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
JM Weshop (Cayman) Inc. (a)	An investee of the Group
Tencent Group (b)	Shareholder of the Group
Chen Qi	Founder and CEO of the Group

(a)	JM Weshop (Cayman) Inc. has been closed in November 2019.
(b)	Tencent Holdings Limited together with its subsidiaries are referred to as Tencent Group.

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues:
Marketing services to Tencent	1,081	12	—
Technology services to JM Wesho p	16,168	99	—

Total	17,249	111	—

Other income:
Equipment sales to JM Weshop	476	—	—

Cost of revenue:
Cloud technology services from Tencent Group	51,940	74,377	35,403
Payment processing fees to Tencent Group	17,393	18,214	10,354

Total	69,333	92,591	45,757

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
The Group had the following balances with the major related parties:

	As of March 31,
	2020	2021
	RMB	RMB
Due from Tencent Group	57	6,061

Due to Tencent Group	(12,018)	(6,234)

All balances with the related parties as of March 31, 2020 and 2021 were unsecured, interest free.
All balances with the related parties as of March 31, 2020 and 2021 had no fixed terms for repayment except for the balance due from Tencent Group of RMB5,914 as of March 31, 2021 resulting from the disposal of Xuanwei (Note 10), of which RMB5,323 has been received in April, 2021, and the remaining portion of RMB 591 is expected to be received within 2021.

20 LOSS PER SHARE
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2019, 2020 and 2021 as follows:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss	(486,275)	(2,223,638)	(327,971)
Accretion on convertible redeemable preferred shares	(509,904)	—	—
Deemed dividends to preferred shareholders	(89,076)	—	—
Net loss attributable to ordinary shareholders-Basic and Diluted	(1,085,255)	(2,223,638)	(327,971)
Denominator:
Weighted average number of ordinary shares -Basic and Diluted	1,247,998,533	2,718,827,977	2,630,425,361
Basic and diluted loss per share	(0.87)	(0.82)	(0.12)
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

	Year ended March 31,
	2019	2020	2021
Share options and RSUs	99,267,557	62,468,172	29,131,536

21 RESTRICTED NET ASSETS
Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end)
until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2020 and 2021, RMB155 and RMB701 appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.
In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets were RMB5,144,642 and RMB5,176,138 as of March 31, 2020 and 2021, respectively.

22 COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments
The Group has entered into
non-cancellable
operating leases covering various facilities. The rental expenses were RMB28,439, RMB28,289 and RMB27,942 for the years ended March 31, 2019, 2020 and 2021, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.
Future minimum payments under these
non-cancellable
agreements are as follows:

Operating lease obligations
RMB
For the year ended March 31,
2022	14,166
2023	12,451
2024	7,636
2025	2,876

Total	37,129

(b)	Capital and other commitments
As of March 31, 2021, the Company had capital commitments of RMB62,700 in relation to the purchase of office building (Note 9).
Future minimum payments under the office building purchase agreement are as follows:

Capital commitments
RMB
For the year ended March 31,
2022	52,250
2024	10,450

Total	62,700

(c)	Contingencies
The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2021, the Group is not a party to any material legal or administrative proceedings.
The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2021, the Group did not have material loss contingencies.

2
3
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
The Company did not have significant capital and other commitments, or guarantees as of March 31, 2021.
CONDENSED BALANCE SHEETS

	As of March 31,
	2020	2021
	RMB	RMB	US$ Note 2(f)
Cash and cash equivalents	80,553	2,072	316
Amounts due from subsidiaries	1,153,102	1,129,423	172,384
Prepayments and other current assets	10,081	7,934	1,211
Amounts due from related parties	—	5,914	903

Total current assets	1,243,736	1,145,343	174,814

Non-current assets:
Intangible assets, net	723,451	356,689	54,441
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	37,187	42,294	6,455
Investments in other investees	91,362	24,281	3,706

Total non-current assets	852,000	423,264	64,602

Total assets	2,095,736	1,568,607	239,416

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	90,396	92,345	14,096
Accruals and other current liabilities	18,739	17,807	2,718

Total current liabilities	109,135	110,152	16,814

Non-current liabilities:
Deferred tax liabilities	2,485	1,408	215
Other non-current liabilities	3,644	2,151	328

Total non-current liabilities	6,129	3,559	543

Total liabilities	115,264	113,711	17,357

	As of March 31,
	2020	2021
	RMB	RMB	US$ Note 2(f)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 p ar value; 49,000,000,000 s hares authorized as of March 31, 2020 and 2021; 2,418,910,250 and 2,432,015,450 shares issued as of March 31, 2020 and 2021, respectively; 2,408,454,175 and 2,215,043,400 shares outstanding as of March 31, 2020 and 2021, respectively)	164	165	25
Class B ordinary shares (US$0.00001 p ar value; 500,000,000 shares authorized as of March 31, 2020 and 2021; 303,234,004 s hares issued and outstanding as of March 31, 2020 and 2021, respectively)	16	16	2
Treasury stock (US$0.00001 p ar value; 10,456,075 and 216,972,050 shares as of March 31, 2020 and 2021)	(6,566)	(126,424)	(19,296)
Additional paid-in capital	9,431,740	9,458,643	1,443,671
Accumulated other comprehensive incom e	201,796	97,145	14,827
Accumulated deficit	(7,646,678)	(7,974,649)	(1,217,170)

Total shareholders’ equity	1,980,472	1,454,896	222,059

Total liabilities and shareholders’ equit y	2,095,736	1,568,607	239,416

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(5,431)	(4,304)	(9,155)	(1,397)
Amortization of intangible assets	(82,436)	(319,188)	(322,230)	(49,182)
Other expense, net	(1,098)	5,308	6,138	937

Loss from operations	(88,965)	(318,184)	(325,247)	(49,642)
Interest income	7,532	4,659	78	12
Loss from subsidiaries, VIEs and VIEs’ subsidiaries	(441,830)	(1,736,959)	(82,563)	(12,603)
Gain/(loss) from investments, net	31,236	(59,050)	89,518	13,663

Loss before income tax and share of results of equity investee	(492,027)	(2,109,534)	(318,214)	(48,570)
Income tax expenses	—	—	(9,757)	(1,489)
Share of results of equity investee	5,752	(114,104)	—	—

Net loss	(486,275)	(2,223,638)	(327,971)	(50,059)
Accretion on convertible redeemable preferred shares to redemption value	(509,904)	—	—	—
Deemed dividends to preferred shareholders	(89,076)	—	—	—

Net loss attributable to MOGU Inc.’s ordinary shareholders	(1,085,255)	(2,223,638)	(327,971)	(50,059)

Net Loss	(486,275)	(2,223,638)	(327,971)	(50,059)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	55,440	105,433	(72,993)	(11,141)
Share of other comprehensive gain/(loss) of equity method investee	938	(145)	—	—
Share of other comprehensive (loss)/income of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	(1,588)	(7,884)	9,726	1,484
Unrealized securities holding gains, net of tax	26,655	26,597	(41,384)	(6,316)

Total other comprehensive income/(loss)	81,445	124,001	(104,651)	(15,973)

Total comprehensive loss	(404,830)	(2,099,637)	(432,622)	(66,032)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(f)
Net cash provided by operating activities	8,240	5,803	3,322	507
Net cash (used in)/provide by investing activities	(213,639)	(406,144)	37,446	5,715
Net cash provided by/(used in) financing activities	414,872	(29,332)	(119,249)	(18,201)
Net increase/(decrease) in cash and cash equivalents	209,473	(429,673)	(78,481)	(11,979)
Cash and cash equivalents at beginning of year	300,753	510,226	80,553	12,295
Cash and cash equivalents at end of year	510,226	80,553	2,072	316
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