Form 20-F
period 2022-03-31
MOGU Inc.
filed 2022-07-15
CIK 1743971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022.
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
Xihu District, Hangzhou, 310012
People’s Republic of China
Tel: +86 571 8530 8201
Email: ir@mogu.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing 300 Class A ordinary shares, par value US$0.00001 per share) Class A ordinary shares, par value US$0.00001 per share*	MOGU	The New York Stock Exchange (The New York Stock Exchange)

*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,190,737,700 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2022.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

•	“ADRs” are to the American depositary receipts which may evidence the ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 300 Class A ordinary shares;

•	“Beijing Meilishikong” or “Meilishikong” are to Beijing Meilishikong Network and Technology Co., Ltd.;

•	“BVI” are to the British Virgin Islands;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

•	“established LVB host” are to LVB host above a certain level of fan following and product sales in our LVB host incubation system;

•	“KOL” are to key opinion leader;

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

•	“Hangzhou Juangua” are to Hangzhou Juangua Network Co., Ltd.;

•	“Hangzhou Shiqu” are to Hangzhou Shiqu Information and Technology Co., Ltd.;

•	“LVB” are to live video broadcast;

•	“MOGU,” “we,” “us,” “our company” and “our” are to MOGU Inc., our Cayman Islands holding company and its subsidiaries;

•	“Meilishuo Beijing” are to Meilishuo (Beijing) Network Technology Co., Ltd.;

•	“the VIEs” are to the variable interest entities, namely, Hangzhou Juangua Network Co., Ltd. and Beijing Meilishikong Network and Technology Co., Ltd., and their subsidiaries;

•	“Ruisha Technology” are to Hangzhou Ruisha Technology Co. Ltd.,

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

•	“Weixin Mini Program” “Mini Program” are to the innovative platform built into Wechat, a Chinese instant messaging, social media, and mobile payment app developed by Tencent Holdings Ltd.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3393 to US$1.0000, the exchange rate in effect as of March 31, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2020, 2021 and 2022 are to the fiscal years ended March 31, 2020, 2021 and 2022, respectively.
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
Our Company
We are an online service provider in China, operating a leading
KOL-driven
online fashion and lifestyle platform Mogujie and providing customized online branding solutions to businesses. Through our Mogujie platform, we provide individuals with a more accessible and enjoyable shopping experience for everyday fashion, with features to allow them to live their lives online. Our KOLs contributed to most of our contents on the platform, which are mostly in live-streaming format. The contents are rich and diverse, intended to convey the latest fashion styles and trends. We also feature products from our merchants in the contents, which has led our users to purchase those products along with their shopping journey and exploration of our platform. Users can conveniently access our platform through mobile applications, including our flagship Mogujie mobile app and Mini Programs on Weixin. We actively pursue higher operational efficiency and better user experience by ways such as continuously providing users, especially female users, with more products based on their fashion and beauty consumption needs including fashion apparel, beauty makeup, personal care, food, medical beauty products on our platform. Concurrently, we guide merchants to adjust the product portfolio they offer on our platform, so that more merchants will focus on originality, design, and brand, so as to deliver differentiated fashion products to our consumers. In addition, with the acquisition of Ruisha Technology, a platform solution provider, we expect to expand our business operations to further serve business customers and deepen our business cooperation with them by providing customized solutions for their online operations.
Our Holding Company Structure and Contractual Arrangements with the VIEs
The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

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

We are a company incorporated in the Cayman Islands. We are not a Chinese operating Company but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Hangzhou Shiqu is our PRC subsidiary and a foreign-invested enterprise under PRC laws. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with PRC laws and regulations, we conduct certain business in China through Hangzhou Juangua and Beijing Meilishikong, the VIEs in the PRC which we collectively refer to as the VIEs in this annual report, based on a series of contractual arrangements by and among Hangzhou Shiqu and the VIEs. The contractual arrangements including shareholder voting proxy agreements, equity interest pledge agreements and loan agreements that have been entered into by and among our subsidiaries and the VIEs. We control the financial interests and receive the economic benefits of the business operations of the VIEs through such contractual arrangements.
As a result of the direct ownership in Hangzhou Shiqu and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs and consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Revenue contributed by the VIEs accounted for 16.5%, 22.9% and 30.1% of our total revenues for 2020, 2021 and 2022, respectively.
However, such contractual arrangements are subject to significant risks. See “Item 4.C. Information on the Company – Organizational Structure – Contractual Arrangements with the VIEs and Their Respective Shareholders.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” The contractual arrangements may not be as effective as direct ownership in exercising our operational control over entities in China, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.” In addition, the shareholders of VIEs include Messrs. Qi Chen, Yibo Wei and Xuqiang Yue, who are also our shareholders and our directors or officers. The shareholders of the VIEs may have potential conflicts of interest with us. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company. We also cannot assure you that these conflicts will be resolved in our favor and we may need to rely on expensive and time-consuming legal proceedings to resolve the conflicts, which may materially and adversely affect our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with the VIEs. If the whole or any part of our contractual arrangements with the VIEs is found to be unenforceable, we may not be able to consolidate, derive economic interests from, or exert effective control over the VIEs, which could result in a material adverse change in the financial performance of our company and the value of our ADSs. Also, if the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if the existing regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. MOGU, its PRC subsidiaries, the VIEs and the investors of MOGU face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company and the VIEs as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
In addition, the PRC government’s significant authority in regulating our operations and its broad oversight over overseas offerings by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Risk Factors—Risks Related to Doing Business in China— The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.”
Our business operations and financial results are also affected by the risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our securities. For more details, see “Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs. The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline.”
Our Operations are subject to PRC Laws and Regulations
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and discretion over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs. The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3.D. Key Information—Risk Factors— Risks Related to Doing Business in China —Uncertainties with respect to the PRC legal system could adversely affect us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

The Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign stock exchange. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. We expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form
20-F.
The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— If the PCAOB continues to be unable to inspect or fully investigate auditors who are located in China, we may be subject to additional disclosure requirements and our ADSs will be prohibited from trading in the United States under the HFCAA in 2024, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this Annual Report, nor our company or the VIEs has been involved in any investigations or review initiated by any PRC regulatory authority, or has any of them received any inquiry, notice or sanction for our operations or our issuance of securities to investors. Nevertheless, the Standing Committee of the National people’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require us, our subsidiaries, the VIEs or their subsidiaries to obtain permissions from PRC regulatory authorities to approve the VIEs operations.
According to Article 7 of the Measures of Cybersecurity Review which was promulgated on December 28, 2021 and entered into force and effect on February 15, 2022, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. VIEs that operate online platforms in the PRC will be recognized as network platform operators. Therefore, the Measures of Cybersecurity Review shall apply to such network platform operators. As of the date of this Annual Report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review and intend to issue additional shares after the initial public listing, the Measures of Cybersecurity Review does not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review. The Measures of Cybersecurity Review remains unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as us. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.
In addition, as of the date of this Annual Report, except for business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, our consolidated affiliated Chinese entities do not have to obtain any requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, in the future we may be required to obtain certain licenses, permits, filings or approvals for the functions and services that we provide.

Supplemental Financial Information Related to the VIEs
The following tables present supplemental information provided in the form of condensed consolidated statements of operations, condensed consolidated balance sheets and condensed consolidated cash flows for MOGU Inc. (parent company), the primary beneficiaries of the VIEs, the VIEs, and other subsidiaries for the periods as of and for the dates presented.
Condensed Consolidated Statements of Operations

	For the Year Ended March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	3,006	264,670	69,793	—	337,469
Inter-company revenues (1)	—	—	15,779	31,816	(47,595)	—
Third-party costs and expenses	(307,017)	(201,737)	(336,666)	(187,958)	—	(1,033,378)
Inter-company costs and expenses (1)	—	—	(31,816)	(15,779)	47,595	—
Third-party other operating income	1,008	6,620	15,384	2,415	—	25,427
Inter-company other operating income/(expenses) (2)	—	236,825	(39,127)	(197,698)	—	—
Share of loss from subsidiaries and VIEs (3)	(334,730)	(376,973)	(269,972)	—	981,675	—
(Expense)/income from non-operations	(1,635)	(2,294)	4,775	12,750	—	13,596
Loss before income tax expense	(642,374)	(334,553)	(376,973)	(284,661)	981,675	(656,886)
Income tax (expense)/benefit	—	(177)	—	14,689	—	14,512
Net loss	(642,374)	(334,730)	(376,973)	(269,972)	981,675	(642,374)
Net loss attributable to non-controlling interests	—	—	—	(2,574)	—	(2,574)
Net loss attributable to ordinary shareholders	(642,374)	(334,730)	(376,973)	(267,398)	981,675	(639,800)

	For the Year Ended March 31, 2021
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	131	397,249	85,012	—	482,392
Inter-company revenues (1)	—	—	32,508	25,679	(58,187)	—
Third-party costs and expenses	(331,385)	(9,153)	(525,209)	(95,454)	—	(961,201)
Inter-company costs and expenses (1)	—	(17)	(25,680)	(32,490)	58,187	—
Third-party other operating income	6,138	12,451	25,313	5,983	—	49,885
Share of loss from subsidiaries and VIEs (3)	(82,563)	(88,890)	1,721	—	169,732	—
Income from non-operations	89,596	3,133	5,208	8,197	—	106,134
Loss before income tax expense	(318,214)	(82,345)	(88,890)	(3,073)	169,732	(322,790)
Income tax (expense)/benefit	(9,757)	(218)	—	4,794	—	(5,181)
Net (loss)/income	(327,971)	(82,563)	(88,890)	1,721	169,732	(327,971)
Net loss attributable to ordinary shareholders	(327,971)	(82,563)	(88,890)	1,721	169,732	(327,971)

	For the Year Ended March 31, 2020
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Third-party revenues	—	5,147	735,338	94,829	—	835,314
Inter-company revenues (1)	—	—	29,380	42,749	(72,129)	—
Third-party costs and expenses	(323,492)	(1,403,961)	(1,071,306)	(120,913)	—	(2,919,672)
Inter-company costs and expenses (1)	—	(666)	(42,730)	(28,733)	72,129	—
Third-party other operating income/(expense)	5,308	(8,775)	13,146	1,793	—	11,472
Inter-company other operating (expenses)/income (2)	—	(6,915)	—	6,915	—	—
Share of loss from subsidiaries and VIEs (3)	(1,736,959)	(328,916)	(4,093)	—	2,069,968	—
(Expense)/income from non-operations	(168,495)	7,880	11,349	(2,076)	—	(151,342)
Loss before income tax expense	(2,223,638)	(1,736,206)	(328,916)	(5,436)	2,069,968	(2,224,228)
Income tax (expense)/benefit	—	(753)	—	1,343	—	590
Net loss	(2,223,638)	(1,736,959)	(328,916)	(4,093)	2,069,968	(2,223,638)
Net loss attributable to ordinary shareholders	(2,223,638)	(1,736,959)	(328,916)	(4,093)	2,069,968	(2,223,638)

(1)
It represents the elimination of the intercompany service charge and other operating activities at the consolidation level. For the year ended March 31, 2020, 2021 and 2022, the service fees of variable interest entities charged by the related primary beneficiaries were RMB26.4 million, RMB27.5 million and RMB10.6 million, respectively.

(2)	It represents the elimination of the write-off of the amounts due from other subsidiaries by primary beneficiaries of variable interest entities and variable interest entities.
(3)	It represents the elimination of the investment among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.
Condensed Consolidated Balance Sheets

	As of March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
ASSETS
Cash and cash equivalents	4,349	150,401	70,764	213,094	—	438,608
Restricted cash	—	—	—	809	—	809
Short-term investments	—	6,853	190,000	—	—	196,853
Inventories, net	—	—	15	64	—	79
Loan receivables, net	—	—	—	26,788	—	26,788
Prepayments and other current assets	795	2,178	18,025	34,137	—	55,135
Amounts due from related party	571	—	69	—	—	640
Amounts due from intercompany (4)	1,066,882	70,087	1,418,077	76,920	(2,631,966)	—
Property, equipment and software	—	182	6,282	1,238	—	7,702
Intangible assets, net	46,000	—	718	43,104	—	89,822
Goodwill	—	—	—	63,460	—	63,460
Investments	37,789	—	—	34,331	—	72,120
Other non-current assets	—	—	2,351	212,613	—	214,964
Investment in subsidiaries and VIEs (3)	—	635,888	—	—	(635,888)	—
Total assets	1,156,386	865,589	1,706,301	706,558	(3,267,854)	1,166,980
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	—	10,064	—	—	—	10,064
Accounts payable	—	841	16,557	552	—	17,950
Salaries and welfare payable	—	84	7,763	4,464	—	12,311
Advances from customers	—	—	812	89	—	901
Taxes payable	526	—	1,083	1,656	—	3,265
Amounts due to related parties	—	—	3,363	1,331	—	4,694
Accruals and other current liabilities	1,439	39,939	13,733	217,527	—	272,638
Amounts due to intercompany (4)	104,015	1,073,033	49,454	1,405,464	(2,631,966)	—
Share of investment in subsidiaries and VIEs (3)	258,372	—	977,648	—	(1,236,020)	—
Deferred tax liabilities	1,408	—	—	10,704	—	12,112
Other non-current liabilities	890	—	—	—	—	890
Total liabilities	366,650	1,123,961	1,070,413	1,641,787	(3,867,986)	334,825
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’ equity/(deficit) (3)	789,736	(258,372)	635,888	(977,648)	600,132	789,736
Non-controlling interests	—	—	—	42,419	—	42,419
Total shareholders’ equity/(deficit) (3)	789,736	(258,372)	635,888	(935,229)	600,132	832,155
Total liabilities and shareholders’ equity/(deficit)	1,156,386	865,589	1,706,301	706,558	(3,267,854)	1,166,980

	As of March 31, 2021
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
ASSETS
Cash and cash equivalents	2,072	314,743	61,885	163,376	—	542,076
Restricted cash	—	—	—	808	—	808
Short-term investments	—	245	200,000	60,000	—	260,245
Inventories, net	—	6	130	104	—	240
Loan receivables, net	—	—	—	99,965	—	99,965
Prepayments and other current assets	7,934	1,803	10,557	57,385	—	77,679
Amounts due from related party	5,914	—	142	5	—	6,061
Amounts due from intercompany (4)	1,129,423	70,088	1,397,325	312,410	(2,909,246)	—
Property, equipment and software	—	407	8,472	1,901	—	10,780
Intangible assets, net	356,689	7,910	1,496	59,910	—	426,005
Goodwill	—	185,576	—	928	—	186,504
Investments	24,281	—	—	42,101	—	66,382
Other non-current assets	—	—	2,436	160,675	—	163,111
Investment in subsidiaries and VIEs (3)	42,294	921,015	—	—	(963,309)	—
Total assets	1,568,607	1,501,793	1,682,443	959,568	(3,872,555)	1,839,856
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	—	—	—	—	—	—
Accounts payable	—	342	18,875	721	—	19,938
Salaries and welfare payable	—	—	3,770	579	—	4,349
Advances from customers	—	—	—	77	—	77
Taxes payable	526	—	338	694	—	1,558
Amounts due to related parties	—	—	4,905	1,329	—	6,234
Accruals and other current liabilities	17,281	46,839	10,930	258,077	—	333,127
Amounts due to intercompany (4)	92,345	1,412,318	23,086	1,381,497	(2,909,246)	—
Share of investment in subsidiaries and VIEs (3)	—	—	699,524	—	(699,524)	—
Deferred tax liabilities	1,408	—	—	16,118	—	17,526
Other non-current liabilities	2,151	—	—	—	—	2,151
Total liabilities	113,711	1,459,499	761,428	1,659,092	(3,608,770)	384,960
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’ equity/(deficit) (3)	1,454,896	42,294	921,015	(699,524)	(263,785)	1,454,896
Total shareholders’ equity/(deficit) (3)	1,454,896	42,294	921,015	(699,524)	(263,785)	1,454,896
Total liabilities and shareholders’ equity/(deficit)	1,568,607	1,501,793	1,682,443	959,568	(3,872,555)	1,839,856

(3)	It represents the elimination of the investment among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.
(4)
It represents the elimination of intercompany balances among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities for intercompany service charges and treasury cash management purposes.

Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (5)	—	—	40,409	(40,409)	—	—
Inter-company (payments)/receipts for other operating activities (6)	—	(40,042)	(91,008)	131,050	—	—
Operating activities with external parties	(1,642)	(11,210)	(32,492)	(69,065)	—	(114,409)
Net cash (used in)/provided by operating activities	(1,642)	(51,252)	(83,091)	21,576	—	(114,409)
Investment in intercompany (7)	—	(84,194)	—	—	84,194	—
Receipt of loans repayment from subsidiaries	24,543	—	—	—	(24,543)	—
Other investing activities	(10,935)	(11,037)	7,776	28,143	—	13,947

Net cash provided by/(used in) investing activities	13,608	(95,231)	7,776	28,143	59,651	13,947
Capital contribution from Group companies (7)	—	—	84,194	—	(84,194)	—
Repayment of loan from Group companies	—	(24,543)	—	—	24,543	—
Other financing activities	(9,689)	10,139	—	—	—	450
Net cash (used in)/provided by financing activities	(9,689)	(14,404)	84,194	—	(59,651)	450

	For the Year Ended March 31, 2021
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (5)	—	—	39,859	(39,859)	—	—
Inter-company (payments)/receipts for other operating activities (6)	—	(583)	(67,734)	68,317	—	—
Operating activities with external parties	3,322	(17,626)	(60,495)	(3,132)	—	(77,931)
Net cash provided by/(used in) operating activities	3,322	(18,209)	(88,370)	25,326	—	(77,931)
Investment in intercompany (7)	—	(32,549)	—	—	32,549	—
Loans to subsidiaries	(61,651)	—	—	—	61,651	—
Other investing activities	99,097	7,185	(633)	(202,312)	—	(96,663)
Net cash provided by/(used in) investing activities	37,446	(25,364)	(633)	(202,312)	94,200	(96,663)
Capital contribution from Group companies (7)	—	—	32,549	—	(32,549)	—
Borrowings under loan from Group companies	—	61,651	—	—	(61,651)	—
Other financing activities	(119,249)	—	—	—	—	(119,249)
Net cash (used in)/provided by financing activities	(119,249)	61,651	32,549	—	(94,200)	(119,249)

	For the Year Ended March 31, 2020
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals

	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (5)	—	—	—	—	—	—
Inter-company (payments)/receipts for other operating activities (6)	—	21,123	(217,919)	196,796	—	—
Operating activities with external parties	5,803	(10,852)	(296,655)	(10,085)	—	(311,789)
Net cash provided by/(used in) operating activities	5,803	10,271	(514,574)	186,711	—	(311,789)
Investment in intercompany (7)	—	(524,183)	(960)	—	525,143	—
Loans to subsidiaries	(439,677)	—	—	—	439,677	—
Other investing activities	33,533	(32,388)	(75,643)	(38,652)	—	(113,150)
Net cash (used in)/provided by investing activities	(406,144)	(556,571)	(76,603)	(38,652)	964,820	(113,150)
Capital contribution from Group companies (7)	—	—	524,183	960	(525,143)	—
Borrowings under loan from Group companies	—	439,677	—	—	(439,677)	—
Other financing activities	(29,332)	—	—	—	—	(29,332)
Net cash (used in)/provided by financing activities	(29,332)	439,677	524,183	960	(964,820)	(29,332)

(5)
It represents the cash flows between primary beneficiaries of variable interest entities and the variable interest entities for intercompany service charges in accordance with exclusive consultation and service agreements. There was no inter-company receipt/(payment) for service charges for the year ended March 31, 2020.

(6)
It represents the cash flows between other subsidiaries, primary beneficiaries of variable interest entities and the variable interest entities for other intercompany service charges and treasury cash management purpose. The other intercompany service charges mainly represent the cash receipt/(payment) for services provided by the variable interest entities to other intercompany entities.

(7)	It represents the cash flows related to capital injections among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.
Transfers of Cash within the Group
We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. The cash inflows from investment activities of our company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. MOGU Inc. transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing operating cash, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing operating cash to them. Because MOGU Inc. and its subsidiaries control the VIEs through contractual arrangements, MOGU Inc. and its subsidiaries are not able to make direct capital contribution to the VIEs. However, MOGU Inc. and its subsidiaries may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.
Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds.
For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25% (2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%
Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)
Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

MOGU Inc. has not declared or paid any cash dividends, nor has any plan currently to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and we intend to use the retained earnings for the operations and expansion of our business in the PRC. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”
For the years ended March 31, 2020, 2021 and 2022, no assets other than cash were transferred within our organization.

A.
Selected Financial Data
[Reserved]
B.
Capitalization and Indebtedness
Not applicable.
C.
Reasons for the Offer and Use of Proceeds
Not applicable.
D.
Risk Factors

Summary of Risk Factors
Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.
Risks Related to Our Business and Industry

•	Our limited operating history across our new business initiatives makes it difficult to evaluate our business prospects.

•	If we are unable to execute our monetization and other operational strategies effectively, our business and prospects may be materially and adversely affected.

•
We have a limited history operating under our current
KOL-driven,
LVB-focused
business model and limited history expanding our business to providing online branding solutions to businesses and may be unable to achieve or sustain growth or profitability or reasonably predict our future results.

•	Any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business and results of operations.

•
Our business is subject to the changing needs and preferences of our users. If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.

•	Our business, financial condition and results of operations has and is expected to continue to adversely affected by the COVID-19 pandemic.
Risks Related to Our Corporate Structure
We control and receive the economic benefits of the business operations of the VIEs through the contractual arrangements and we consolidate the financial results of the VIEs under U.S. GAAP for accounting purposes; however, the contractual arrangements have not been tested in a court of law and are subject to significant risks, including.

•
If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

•	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect the business and financial condition.

•
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.

•
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of the business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

•
The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs. The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline.

•
The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

•
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

•	Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
If the PCAOB continues to be unable to inspect or fully investigate auditors who are located in China, we may be subject to additional disclosure requirements and our ADSs will be prohibited from trading in the United States under the HFCAA in 2024, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to the ADSs

•
We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold equity interest in our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

Risks Related to Our Business and Industry
Our limited operating history across our new business initiatives makes it difficult to evaluate our business prospects.
We have a limited operating history across some of our new business initiatives, including focusing our platform on the provision of fashion content in media formats, the use of live video broadcasts and other engaging socially-oriented sales methods, the development and offerings of new forms of commissions and marketing services, the provision of other new service offerings targeting different customer bases and user behaviors as well as the expansion and elevation of the supply chain of our fashion ecosystem, in particular our effects to optimate the fashion product supply chain and support deep collaboration between merchants and key opinion leaders on our platform. Also, as we expand to the business areas of providing online platform operation solutions to merchants, we might not be able to provide services or solutions that ensure successful improvements on the functionality of their online platform, their business performance or their market expansion needs. As a result, our historical performance may not be indicative of our future financial results. In addition, we may continue to introduce and implement new business strategies and initiatives as we continue to respond to changing market trends and user preferences. We cannot assure you that we will be able to successfully implement our new business initiatives or achieve our expected growth rate, or at all, as our business model continues to evolve in the future. Our overall business growth may continue to be negative, and our revenues may continue to decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. Moreover, we may not have sufficient resources to address the risks associated with operating in rapidly evolving markets. If we fail to achieve revenue growth or if our new business initiatives fail to yield positive user acceptance or economic returns as expected or if such initiatives cause any material disruption to our business model, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we are unable to execute our monetization and other operational strategies effectively, our business and prospects may be materially and adversely affected.
To achieve revenue growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost-effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully. We recorded net losses of RMB2,223.6 million and RMB328.0 million and RMB642.4 million (US$101.3 million) for the years ended March 31, 2020, 2021 and 2022, respectively.
In addition, growing our business requires significant efforts and resources from our management. For instance, we need to manage and continue to manage our relationships with KOLs, merchants and businesses with branding needs to ensure a sufficient and timely supply of quality content, promotion of products and provision of services. Such new offerings may not achieve broad user acceptance, present new and difficult technological or operational challenges and subject us to claims if the individual users and business owners are not satisfied with the quality of the content, products or services or do not have satisfactory experience in general. Also, we will need to manage our relationships with third-party service providers to ensure the efficient performance of our technology platform and continue to expand, train, manage and motivate our workforce. In addition, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to implement our strategies successfully. If we are not able to achieve growth in our financials effectively, or at all, our business and prospects may be materially and adversely affected.
We have a limited history operating under our current
KOL-driven,
LVB-focused
business model and limited history expanding our business to providing online branding solutions to businesses and may be unable to achieve or sustain growth or profitability or reasonably predict our future results.
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
In July 2021, we acquired Ruisha Technology to expand and further utilize MOGU’s merchants’ service capabilities that we have been building over the years. We expect to be able to cooperate with more brands through Ruisha Technology, enriching our platform with more fashionable and high-quality product offerings for our users. However, Ruisha Technology have a limited history operating under our current business model. We might have difficulties fully integrate Ruisha Technology’s business operation into ours in a timely and cost-efficient manner, or at all. As such, it is difficult to evaluate our current business and future prospects, which may increase the risk of your investment.
Our revenues decreased by 22.2% from RMB1,074.3 million in the year ended March 31, 2019 to RMB835.3 million in the year ended March 31, 2020, decreased further by 42.3% from RMB835.3 million in the year ended March 31, 2020 to RMB482.4 million in the year ended March 31, 2021, and decreased by 30.0% from RMB482.4 million in the year ended March 31, 2021 to RMB337.5 million (US$53.2 million) in the year ended March 31, 2022. We incurred net loss of RMB2,223.6 million, RMB328.0 million and RMB642.4 million (US$101.3 million) in the years ended March 31, 2020, 2021 and 2022, respectively. The restructuring of our business mix towards a
KOL-driven,
LVB-focused
business model has negatively affected our ability to achieve growth and profitability in the last two years, and we may not be able to generate enough revenue to achieve growth or profitability for the foreseeable future. There can be no assurance that we will be able to achieve either revenue growth or profitability under our current business model.
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
Our business is subject to the changing needs and preferences of our users. If we fail to anticipate buyer needs and provide products and services to attract and retain buyers, or fail to adapt our services or business model to changing buyer needs or emerging industry standards, our business may be materially and adversely affected.
The
e-commerce
market in which we operate as well as buyer needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and buyer demand and preferences to remain competitive, grow our business and maintain our market position. We intend to further diversify our products and service offerings to enhance to our revenue sources in the future. New products and services, new types of buyers or new business models may involve risks and challenges we do not currently face. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected.
Furthermore, we may have difficulty in anticipating buyer demand and preferences, and the products offered on our platforms may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new buyers or retain existing buyers, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.
In addition, to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platforms. The internet and
e-commerce
markets are characterized by rapid technological evolution, changes in buyer requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.
We may experience a decline in the popularity of online shopping in general, or any failure by us to adapt our platform and improve the shopping experience of our users in response to fashion trends and users’ preferences may adversely affect our business and results of operations.
We offer products and content with a primary focus on providing a superior shopping experience. Our future growth depends on our ability to continue to attract new users as well as users’ continued spending on our platform. The apparel market is cyclical and fashion trends and users’ purchasing needs and personal preferences are changing frequently. Consequently, we must stay abreast of fashion and lifestyle trends and respond to changes in the market and user preferences. Since our inception, we have been focused on developing new features and offerings on our platform to satisfy the ever-changing needs of our users. We have been actively tracking user traffic and feedback to identify trending content and encourage our KOLs to create content and our merchants to supply products that cater to users’ changing tastes. We have also been exploring new interfaces and functions of our mobile apps to prioritize fashion content offerings on our platform. However, these features and offerings are relatively new, do not have a long operating track record and may fail to be accepted by our users. They may also become obsolete or unappealing by competition or developments in the industry. The long-term viability and prospects of our business model are subject to the changing user preferences and industry standards, making it difficult to assess our future prospects or forecast our future results. Any of these changes may require us to reevaluate our business model and adopt significant changes to our strategies and business plan. If we fail to adapt to these changes, continue to expand and diversify our content and product offerings, identify trends, or maintain the quality of our content and products, our users may lose interest in our platform and thus may visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, financial condition, and results of operations.

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
In the years ended March 31, 2020, 2021 and 2022, our
top-10
KOLs contributed 23.2%, 43.7% and 57.3% of our total GMV, respectively. The popularity of our KOLs is a significant driver of our growth in active buyers through LVB, which in turn drives our GMV and revenue. KOLs with more fans are able to reach a wider audience when they promote or sell products on their LVB, and they also tend to attract more merchants to our platform for partnership opportunities. As of March 31, 2020, 2021 and 2022, our top-10
KOLs had 9.4%, 16.2% and 20.8% of the total number of fans of all of our KOLs, respectively.
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

If we fail to maintain and expand our relationships with content creators, in particular KOLs, or if our KOLs fail to produce popular fashion contents, or if we fail to provide online branding solutions through Ruisha Technology our revenues and results of operations will be adversely affected.
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
In addition, we expect to maintain and develop cooperation with our major customers and busines partners by providing quality branding services through Ruisha Technology. If we fail to incorporate Ruisha Technology as part of our business and fail to maintain our business relationships, our major customers or business partners may terminate their cooperation with us, which could materially and adversely affect our results of operations and financial condition. In addition, Ruisha Technology might have disputes with our major customers or business partners when providing online services and curtail our ongoing business relationship with those customers.
Any compromise of the cybersecurity of our platform could materially and adversely affect our business, operations and reputation.
Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees, users or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. As the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, reputation and results of operations.

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
We generate a portion of our revenues from provision of marketing services to marketing services customers, including our merchants and brand partners. Our revenues from marketing services partly depend on the continual development of the online marketing industry in China and marketing services customers’ willingness to allocate budgets to online marketing. In addition, marketing services customers that decide to market and promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over marketing on our platform. If any of our current marketing methods or promotion activities becomes less effective or efficient or if our marketing services are not as satisfactory as our marketing services customers expect, we may lose our existing or fail to attract new marketing services customers. As a result, our ability to increase our marketing service revenues and our margins and prospects may be materially and adversely affected. We recently embarked on a number of new business initiatives, including focusing our platform on the provision of fashion content in rich media formats and our emphasis on live video broadcasts and other engaging socially oriented sales methods. Since these business initiatives have been implemented for a limited period of time and are not yet at scale, it is difficult for us to evaluate the effect, if any, they will bring to our financial prospects. As a result, we cannot reasonably predict the future trends of our marketing service revenues, our commission revenues or our total revenues.

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
are collateralized by the accounts receivables related to the purchased goods. We also offer advanced payment collection service to merchants by collecting service fees based on the principal, to obtain funds from sale of goods upon shipment, rather than upon delivery to customers, which shortens the cash collection cycle for merchants. In addition, we also provide loans to merchants secured by their accounts receivables from customers, which are provided through the VIEs that have factoring business qualification. We charges a service fee for the loans and the amount of which is based on the principal of the loans. The default rate for our internet financing solutions has historically been low. We may not be able to maintain low delinquency rates for the financing solutions offered on our platform, and such delinquency rates may be significantly affected by economic downturns or credit cycle associated with the volatility of general economy beyond the control of us, our users and merchants. If economic conditions deteriorate, we may face increased risk of default or delinquency of our users and merchants. If we cannot track the deterioration of the creditworthiness of our users and merchants, the criteria we use for the analysis of their credit profiles may be rendered inaccurate. As a result, we may not be able to accurately assess the credit profiles of them. Since financing solutions’ contribution to our total revenues has continued to increase over the past year, if any of the foregoing were to occur, our results of operations, financial position and liquidity would be materially and adversely affected.
Our users use third-party payment service providers to make payments on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.
Our users make payments through a variety of methods, including payment through our third-party online payment service partners, such as Wechat Pay, QQ Wallet, Alipay, LianLian Pay and China UnionPay. We may also be subject to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.
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
We collaborate with Tencent, one of our principal shareholders, on various aspects of our business, including Weixin Mini Program, as well as services such as payment processing, marketing and cloud technology. If services provided by Tencent to us become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us unexpectedly, or does not technologically compatible with the features of the platforms we operate for any reason, our business may be materially and adversely affected. Failure to maintain our relationship with Tencent could materially and adversely affect our business and results of operations. In addition, we may experience a decline in user traffic if Tencent’s platform becomes less popular, which may have a material and adverse impact on our results of operations and financial conditions.
If we are unable to conduct our brand promotion and marketing activities cost-effectively, our business, prospects, results of operations and financial condition may be materially and adversely affected.
We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platform. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB613.2 million, RMB229.8 million and RMB148.4 million (US$23.4 million) in sales and marketing expenses in fiscal years ended March 31, 2020, 2021 and 2022, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our margin.
Our business, financial condition and results of operations has and is expected to continue to adversely affected by the
COVID-19
pandemic.
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
Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance has and is expected to continue adversely affected, to the extent that
COVID-19
exerts long-term negative impact on the Chinese economy. The
COVID-19
pandemic and its effect on the global economy have continued to impact our customers and us for the year ended March 31, 2022. Despite the successful roll-out
of vaccines around the world, a varying degree of uncertainty remained throughout 2021. This was caused by new variants of
COVID-19,
varying vaccine effectiveness rates and the need for the reimposition of government-imposed restrictions. During the first quarter of 2022, due to the outbreak of
COVID-19
in China and the implementation of relevant
COVID-19
mandates, businesses have experienced an overall disruption of logistics and supply chain across industries. As a result, the delivery of certain merchandise sold on our platform was delayed. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”
While the disruption of
COVID-19
to business activities in China has been minimized, it is still difficult to predict the impact of
COVID-19
on our business. For example, if a
COVID-19
variant strikes and causes a future wave of infections, there may be delay in the delivery of merchandise sold on our platform due to disruptions in logistics as the
COVID-19
mandates such as quarantine requirements or reduced work hours are implemented. In addition, the prolonged social distancing and quarantine measures that are likely to be enforced in any future wave of
COVID-19
or its variants may decrease people’s need and willingness to shop for fashion merchandise, which may lead to reduced traffic and transaction volume on our platform. All of these factors may lead to a negative impact on our financial performance generally. The extent to which the
COVID-19
pandemic impacts our business operations and financial results remain uncertain as it depends on factors such as the availability and effectiveness of any new vaccines and the emergence of any new
COVID-19
variants.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
In addition to the impact of
COVID-19,
our business could be adversely affected by the effects of other health epidemics or other public safety concerns. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having
COVID-19,
H1N1 flu, H7N9 flu, Severe Acute Respiratory Syndrome or SARS, Zika virus, Ebola virus, avian flu or other infectious disease, and our employees may need to be quarantined and our offices may need to be regularly disinfected. Our results of operations could also be adversely affected by the outbreaks of the diseases because they might negatively impact Chinese economy and the development of
e-commerce
industry in China.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins,
war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.
Any change, disruption, discontinuity in the features and functions of major social networks in China could severely limit our ability to continue growing our user base, and our business may be materially and adversely affected.
Our success depends on our ability to attract new users and retain existing users. We leverage our users’ social network to acquire and engage new users for our platform and the platforms of businesses that we provide branding services. For example, we leverage Weixin and QQ to enable users to share product information with their friends, family and other social contacts. A portion of our traffic comes from such user recommendation or product sharing features. As compared to the traffic generated through social networks such as Weixin, it is impracticable for us to accurately bifurcate and quantify other user traffic that are generated organically. Buyers’ behaviors vary in different circumstances, which can make it difficult to identify the actual source of traffic and a buyer’s path to making a purchase on our platform. The source of the traffic may involve in-app
activities, as well as the tools and services on social networks and associated access points.
To the extent that we fail to leverage users’ social networks, our ability to attract or retain users may be severely harmed. If any of these social media platform changes its functions or became technically incompatible with us, or stops offering its functions or technical support to us, we may not be able to locate alternative platforms of similar scale that can provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to grow our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations. Furthermore, we may fail to establish or maintain relationships with additional social network operators to achieve growth of our business on economically viable terms, or at all.
Increases in labor costs and restrictions in the supply of labor in China and our inability to retain or attract talents may materially and adversely affect our business, financial condition and results of operations.
Merchants that sold products via our platforms are based in China and relied on the supply of labor in China. With the rapid development of the Chinese economy and the development of labor laws and regulations, the cost of labor has risen and may continue to rise. Rising labor costs in China will increase costs of merchants who use our platform to sell products and may cause the third-party logistics and delivery service providers engaged by our merchants to charge higher fees for their products and services, which will restrict our merchants’ ability to offer attractive pricing for or maintain the quality of products offered on our platform, which in turn may cause us to lose users and negatively impact our margin. Our results of operations will be materially and adversely affected if the labor costs of our merchant increase. In addition, even if labor costs do not increase, our merchants may not be able to find a sufficient number of workers to produce the products that they offer.
Also, our corporate operations also rely on talents who are based in China. and if we are not able to provide satisfactory wages and benefits to talents who support the operations of our platforms, we may not be able to retain or recruit new talents to maintain our competitiveness in the market.

If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.
As the
e-commerce
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
to
mogu.com
. We have updated the related licenses and approvals pursuant to the relevant laws and regulations and may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Advised by King & Wood Mallesons, our PRC legal counsel, we do not believe that our provision of sales promotion activities through live video broadcasts will be viewed as provision of internet audio-visual programs to the public which would require a license for providing internet audio-visual program services. We cannot assure you that the relevant PRC government authorities would agree with our conclusions. Also, we believe the provision of sales promotion activities through live video broadcasts has been a relatively minor portion of our business and is likely to be further reduced. However, if we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.
Moreover, heightened regulatory scrutiny may lead to frequent regulatory communications, inquiries or investigations that could materially and adversely affect our business model, results of operations and prospects. For instance, since April 2021, the SAMR has required online platform operators including us to conduct self-inspections on compliance on regular basis. As of the date of this annual report, we have not been subject to any material fines or other penalties due to any material violations of applicable PRC laws or regulations. However, if the PRC government continues to tighten its regulatory framework for internet service industries in the future or requires us to adjust our existing business practices for regulatory compliance, our business, financial condition and prospects could be materially and adversely affected.
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
We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and users may experience service outages and delays in accessing and using our platform to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not function properly all the time. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platform or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins
and similar disruptions, which could lead to system interruptions, website or mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill buyer orders. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

Our business generates and processes a large amount of data, and we are required to comply with PRC and international laws relating to data privacy and cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
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
Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with various standards and applications. These various standards in enforcing data privacy and protection laws may create difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Although we collect personal information and data only with users’ prior consent and have adopted measures to protect the data security and minimize the risk of data loss, we cannot assure you that the measures we have taken are always sufficient and effective. In the past, we received notices from regulator authorities that identified certain compliance defects in our data privacy and protections practices, requiring us to rectify our data privacy measures but without imposing any penalty on us. We have adopted several remedial measures in response to such notices and submitted our rectification reports to the relevant governmental authorities, but we cannot guarantee that such remedial measures will not invite any further scrutiny from the relevant regulatory authorities. If we are unable to manage these risks, we could have our mobile apps be blocked or suspended and/or become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
Cybersecurity and Data Security
PRC authorities have promulgated a number of laws and regulations relating to cybersecurity and data security in the past year. In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect on September 1, 2021. In July 2021, the state council promulgated the Regulations on the Protection of Critical Information Infrastructure, which became effective on September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. In particular, the network facilities or information systems used in certain critical industries or sectors (such as telecommunications, energy, transportation, finance, public services and national defense) are considered critical information infrastructure. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator by any government authority. Under the Cybersecurity Review Measures, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to the relevant PRC cybersecurity laws and regulations.

In addition to the currently effective laws and regulations described above, PRC authorities may adopt additional laws and regulations in the future that further heighten the regulation of data security. For example, in November 2021, the CAC released a consultation draft of the Regulations on Network Data Security Management, or the Draft Network Data Security Regulations, for public comment. These regulations create cybersecurity review obligations for data processors, which are broadly defined as individuals or organizations that have discretion in deciding the objectives and means of their data processing activities, such as data collection, storage, utilization, transmission, publication and deletion. In particular, pursuant to the Draft Network Data Security Regulations, a data processor must apply for cybersecurity review if, among others, it (i) seeks a public offering on a foreign stock exchange and processes the data of more than one million users, (ii) it seeks a Hong Kong listing that affects or may affect national security, or (iii) otherwise conducts data processing activities that affect or may affect national security. However, as of the date of this annual report, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition to the foregoing cybersecurity review obligations, the Draft Network Data Security Regulations also proposed to create a system of annual data security self-assessments, whereby data processors that (i) process “important data” or (ii) are listed overseas must conduct an annual data security assessment, and submit the annual assessment report to the applicable municipal cybersecurity department by the end of January in the following year. As of the date of this annual report, the Draft Network Data Security Regulations have only been released for public comment, and their respective provisions and anticipated adoption or effective date remain subject to change with substantial uncertainty. However, if such regulations were to be adopted in their current form, we would be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.
Personal Data and Privacy
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective February 7, 2021, prohibit collection of user information through coercive means by online platforms operators.
In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which unified a number of hitherto separate rules with respect to personal information rights and privacy protection, and took effect on November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.
In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.
Orders for products we offer are made through our internet platform. In addition, online payments for our products are settled through third-party online payment services. Our merchants also share certain personal information about our users with third-party delivery service providers, such as their names, addresses, and phone numbers. In such cases, maintaining complete security for the transmission of confidential information on our platform, such as usernames, personal information and billing addresses, is essential to maintaining user confidence.
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

In 2021, we have complied with industry standards and were subject to the terms of our own privacy policies.
Compliance with any additional laws could be expensive and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.
Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.
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
We believe our brand and reputation are extremely important to our success and our competitive position. If counterfeit products were sold on our platform or we were facing any administrative penalties against us due to products that failed to meet the applicable legal requirements, our reputation could be severely damaged, and users may choose not to spend time on our platform. As a result, our business operations and financial results may be negatively affected.
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
As the number of our users increases and more content is generated on our platform, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and analyze this content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our online platform in a timely fashion, or at all, our user experience may be compromised and the users may seek other online fashion platforms to meet their needs and may not return to us or use our platform as often in the future, or at all. This would negatively impact our ability to attract users and maintain the level of user engagement.
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
We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 7.6%, 10.1% and 5.4% of our total assets as of March 31, 2020, 2021 and 2022, respectively, as a result of historical business combinations. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations.
In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. We had impairment of goodwill and intangible assets of RMB1,382.1 million, nil and 235.4 million for the years ended March 31, 2020, 2021 and 2022, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and intangible assets in the future or that such impairments will not be material. As of March 31, 2022, the market capitalization of our company was lower than the carrying value of net assets of our company. If the market capitalization of our company continues to be lower than the carrying value of net assets of our company for a prolonged period, as happened during the year ended March 31, 2022, it may be considered as a triggering event for us to perform an interim goodwill impairment test and we may need to recognize goodwill and other long-lived assets impairment if the fair value is estimated to be less than their carrying amount. In addition, weaker-than-expected operating results and cash flows performance in the future or other relevant factors could be considered triggers which would require a goodwill impairment assessment, and additional impairment charges could result and be recognized in future periods. Any significant impairment losses charged against our goodwill and intangible assets could have a material adverse effect on our business, financial condition and results of operations.

We have and may continue to invest in or acquire complementary assets, technologies and businesses, and such efforts may fail and have in the past, and may continue to, result in equity or earnings dilution.
We have in the past and may continue to invest in and acquire assets, technologies and businesses that are complementary to our business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions of assets and businesses have in the past, and may continue to, result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets. For example, in July 2021 we acquired Ruisha Technology at an aggregate consideration of RMB50 million in cash, to expand and further utilize MOGU’s merchants’ service capabilities that we have been building over the years.
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
Our KOLs engage in sales promotion activities through our live video broadcasts and they interact and exchange information with our users and generate and distribute content. However, because a majority of the communications on our platform is conducted in real time, we are unable to verify the sources of all information posted thereon or examine the content generated by KOLs and users before they are posted. Therefore, it is possible that users may engage in illegal, obscene or incendiary conversations or activities, including the displaying or publishing of inappropriate or illegal information or content that may be deemed unlawful under PRC laws and regulations on our platform. We also allow users to upload user-generated content on our platform, which exposes us to potential disputes and liabilities in connection with third-party copyright. When users register on our platform, they agree to our standard agreement, under which they agree not to disseminate any content infringing on third-party copyright on our platform. However, if any information or content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We also may face liability for copyright or trademark infringement, fraud, and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or published on our platform. Defending any such actions could be costly and involve significant time and attention of our management and other resources. In addition, online service providers, which provide storage space for users to upload works, may be held liable for copyright infringement under various circumstances pursuant to applicable PRC laws and regulations, including situations where the online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes upon the copyright of others and the online service provider profits from such infringing activities.
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
The performance of our businesses is subject to seasonal fluctuations. For example, our revenues are relatively lower during the Chinese New Year period, which is typically in the fourth quarter of our fiscal year, when users tend to do less online shopping. Also, online sales in China are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. Such sales seasonality pattern generally makes us experience the strongest sales in our third fiscal quarter ending December 31. As a significant portion of our GMV relates to the sales of apparel on our platform, changes in weather pattern may also affect users’ needs in apparel and purchasing behaviors, and further lead to fluctuations in our revenues. As a result, we believe that comparisons of our operating results and net income over any interim periods in the past may not be an accurate indicator of our future performance.
Changes in our product mix may expose us to more risks.
Since our inception, we have focused on selling fashion apparel. We have expanded the product offerings on our internet platform to include selected categories of lifestyle and other complementary products, and we have extend our offering of products and services to business that needs branding services. Changes in our product mix involve risks and challenges different from those of our existing product categories. Our lack of familiarity with and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our merchants may experience higher return rates on new products, receive more customer complaints about such products and face costly claims because of selling such products, which would harm our brand and reputation as well as our financial performance. We may also be involved in disputes with the merchants in connection with these claims and complaints.
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

In addition, the PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services. For example, on November 26, 2021, the SAMR promulgated a draft of the Measures for the Administration of Internet Advertisements for public comment, which stipulates that the promotion of commodities or services in the form of paid listings on the Internet must be prominently identified as advertisements, among other heightened obligations. To the extent these measures are enacted into law, our costs of complying with and our potential liability under the relevant laws and regulations would increase, which may have a material adverse effect on our business, financial condition and results of operations.
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
Our business operations depend substantially on the continuing efforts of our management. If one or more members of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered with our management team, particularly in China, where all these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.
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
Currently, a substantial majority of our sales of products are generated online through our mobile platform. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in China. The reliability and availability of our mobile platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated because of our breach or otherwise, our ability to provide our services to our users could be adversely affected. Access to internet in China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user
networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform. The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our mobile platform. Service interruptions prevent users from accessing our mobile platform and placing orders, and frequent interruptions could frustrate users and discourage them from attempting to place orders, which could cause us to lose users and harm our operating results.
In addition, our platform and internal systems rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amount of data. The software on which we rely has contained, and may now or in the future contain, undetected programming errors or flaws. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users using our platform, disruptions to the operations of our merchants, delay introductions of new features or enhancements, result in errors or compromise our ability to support effective user service and enjoyable user engagement. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation and loss of users, which could adversely affect our business, results of operations and financial conditions.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how
or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed upon by our products, services, merchants, the content displayed on our platform or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products or content may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. In addition, we strive to closely monitor the products offered on our platform, and require merchants on our platform to indemnify us for any losses we suffer or any costs that we incur in relation to the products offered by such merchants on our internet platform. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how
or other intellectual property rights held by third parties. Further, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how
or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete
agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat online platforms that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the
e-commerce
industry in China. In addition, we notice that some third party is applying to register or has registered trademarks similar to ours in different classes of goods. These trademarks may have the same word element such as “ 蘑菇街 ” , “锐鲨” or “ 美丽说 ” and may potentially cause consumer confusion and compromise our reputation and brand recognition. However, we cannot be certain that these measures could be effective in defending against such copycat online platforms or third parties. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.
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
We have granted, and may continue to grant, share options, restricted shares and other forms of share-based incentive awards, which have resulted in and may continue to result in significant share-based compensation expenses.
We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of June 30, 2022, options to purchase 11,077,512 ordinary shares as well as 11,559,625 restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of operations and comprehensive loss in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form
20-F.
Our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2022 due to material weakness identified. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During our initial public offering in 2018, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end
financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our identified material weakness, we have implemented and plan to implement a number of measures to address the material weakness. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring
and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience and consider requiring financial reporting personnel to obtain US GAAP related qualifications. However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of March 31, 2022. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.”
During documenting and testing our internal control procedures, to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
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
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks.
Governments and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related
matters. Any ESG concern or issue could increase our regulatory compliance costs.
In particular, the PRC government and public advocacy groups have been increasingly focused on environment protection in recent years, making the apparel manufacturing and textile industries more sensitive to environmental issues and changes in environment protection laws and policies. Our results of operations and financial condition are dependent upon whether the merchants on our platform can offer quality products at attractive price, which in turn depends on the costs and supply of the key main raw materials used in producing the products. There are comprehensive environmental regulations and policies governing textile and fabric production and printing, as well as the apparel industry in general. Any environmental concern or issue could significantly increase the costs of the raw materials used in the products on our platform. If merchants on our platform lower the quality of products offered to our users due to increased costs of raw materials, fail to offer high-quality products at attractive prices, or reduce the volume of products offered on our platform, our platform may become less competitive or appealing to our users and our business and results of operations would be harmed.
Heightened regulatory and public concerns over consumer protection and consumer safety issues may also subject us to additional legal responsibilities, increased scrutiny or negative publicity over these issues. And we are more likely to subject to these additional requirements due to the large number of transactions that take place on our platform on a daily basis and the increasing scope of our overall business operations. For example, our merchants are required to adhere to national health and safety standards in terms of the products offered on our platform. Failure to meet these standards could result in fines, suspension of operations, and in more extreme cases, criminal proceedings against our company and/or our merchants, and our business, results of operations and brand image would be negatively affected. Increasing public scrutiny over us, including complaints to regulatory agencies, negative media coverage, and malicious reports, may severely damage our reputation and materially and adversely affect our business and prospects.
In addition, investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and governmental entities on ESG and similar matters may hinder our access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. If we do not adapt to or comply with the evolving expectations and standards on ESG matters or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and face financing difficulties, and the business, financial condition, and the price of our ADSs could be materially and adversely effected.
Risks Related to Our Corporate Structure
If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online games, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands. Hangzhou Shiqu is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our business in China mainly through Hangzhou Juangua and Beijing Meilishikong and their respective subsidiaries, the VIEs based on a series of contractual arrangements entered by and among Hangzhou Shiqu, the VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over the VIEs and consolidate their financial results in our financial statements under U.S. GAAP.
In the opinion of King & Wood Mallesons, our PRC legal counsel, (i) the ownership structure of Hangzhou Shiqu and the VIEs in China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Shiqu, the VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us or the VIEs or their subsidiaries, or imposing other requirement with which we, the VIEs or their subsidiaries may not be able to comply;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	requiring us to restructure our ownership structure;

•	terminating or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues; and

•	shutting down our servers or blocking our mobile apps and websites.
Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our consolidated affiliated entities in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.
We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with the consolidated affiliated entities and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.
If we had direct ownership of our consolidated affiliated entity in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our consolidated affiliated entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of any of the VIEs were to refuse to transfer their equity interests in our consolidated affiliated entity to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.
All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of our VIEs include Messrs. Qi Chen, Yibo Wei and Xuqiang Yue, who are also our shareholders, and our directors or officers. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint Hangzhou Shiqu or a person designated by Hangzhou Shiqu to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated affiliated entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
As part of our contractual arrangements with the VIEs, the entity holds certain assets that are material to the operation of certain portion of our business, including permits, domain names and most of our intellectual property rights. If any of our consolidated affiliated entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If our consolidated affiliated entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested relating to the regulating of VIE corporate structures. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, which became effective on January 1, 2020. Pursuant to the Implementation Regulations, in the event of any discrepancy between the Foreign Investment law and the Implementation Regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations on the Foreign Investment Law does not stipulate whether contractual arrangements should be deemed as a form of foreign investment. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the VIEs, revoking the business licenses or operating licenses of our PRC subsidiaries or the VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.
We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

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
Risks Related to Doing Business in China
The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs. The PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over our business operations. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. The PRC government may also require us to obtain new permits or approvals to continue our operations or further offer our securities to investors. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or the value of our ADSs. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business.
The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on
offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after the completion of the follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises. On April 2, 2022, the CSRC promulgated Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to M&A and Overseas Listings.”
There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, the draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. The draft Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises does not provide for a clear scope of government work secrets or the documents and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. At a press conference held on January 18, 2022, the NDRC clarified that the requirement as mentioned above would only apply to domestic company’s direct overseas offerings; as for the domestic company to list overseas indirectly, the CSRC is seeking public comments on the relevant regulations. As the Negative List (2021) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted versions of the draft measures, regulations and provisions described above, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations.
Our revenues are all generated from our operations in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.
The Chinese government also oversights China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012, and the impact of
COVID-19
on the Chinese economy in 2020 was severe. According to the National Bureau of Statistics of China, China’s real GDP growth rate was approximately 6.0%, 2.3% and 8.1% in 2019, 2020 and 2021, respectively. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in demand for and spending on the products and services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.
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
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and internal rules. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.
We only have contractual control over our mobile app. We do not directly own the mobile app due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China, including
e-commerce
services and internet content-related services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the MPS). The primary role of the State Internet Information Office is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.
The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling VATS Licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunications services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Hangzhou Shiqu and Hangzhou Juangua owns the relevant domain names and trademarks in connection with our online platform and has the necessary personnel to operate our online platform.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.
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
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.
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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.
Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic company.
Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.
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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
If the PCAOB continues to be unable to inspect or fully investigate auditors who are located in China, we may be subject to additional disclosure requirements and our ADSs will be prohibited from trading in the United States under the HFCAA in 2024, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA was enacted on December 18, 2020, pursuant to which if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC would prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the U.S. In particular, pursuant to the SEC’s final amendments implementing the disclosure and submission requirements of the HFCAA announced on December 2, 2021, starting from fiscal years after December 18, 2020, the SEC would identify an issuer as a “Commission Identified Issuer” if the issuer filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined that it would be unable to inspect or investigate completely. The SEC would then impose a trading prohibition on an issuer if it identified the issuer as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB has also issued a report to notify the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.
In addition, the full implication of the regulatory enforcement actions under HFCAA remains uncertain as more stringent requirements may be implemented. On March 24, 2021, the SEC adopted interim final rules to implement certain disclosure and documentation requirements under the HFCAA, including additional disclosures under Section 3 of the HFCAA that requires disclosure of the shares of the issuer owned by government entities in the jurisdiction in which the issuer is incorporated or otherwise organized (other than the U.S) and members of the Board who are officials of the Chinese Communist Party. The SEC has been assessing how to implement other requirements under the HFCAA, and as part of the effort, the SEC proposed a framework on May 13, 2021 for the PCAOB to determine if it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. In addition, on June 22, 2021, the U.S. Senate passed a bill to shorten the three-consecutive-year compliance period under the Holding Foreign Companies Accountable Act to two consecutive years. Similarly, on March 28, 2022, the U.S. Senate passed the United States Innovation and Competition Act of 2021, which reemphasized the compliance requirements of the PCAOB’s annual review on the auditing reports of Chinese companies.
Our auditor is located in China and currently does not avail of the inspection or investigations of PCAOB. We expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form
20-F,
which would potentially subject us to the additional compliance requirements under the HFCAA and the related regulatory uncertainties, including the additional disclosure requirements under the proposed rules. In addition, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending March 31, 2024, which is due by July 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors that are out of our, and our auditor’s, control. If the of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, our shares and ADSs could be prohibited from trading in the United States in 2023.
If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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
Risks Related to the ADSs
We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold equity interest in our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.
We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold an equity interest in Mogu Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Mogu Inc., its PRC subsidiaries and VIEs, and investors of Mogu Inc. face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.
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
In November 2021, we received a letter from the New York Stock Exchange notifying us that the Company’s average closing price of its security on the consolidated tap is less than US$1.00 over a consecutive 30 trading-day
period and was below compliance criteria. In response to the noncompliance letter and to countervail any short-term adverse effect resulted and rectify the deficiencies in our trading price, we decided to change the ratio of our ADS from one ADS to twenty-five (25) Class A ordinary shares to three hundred (300) Class A ordinary shares, effective on March 28, 2022. However, we cannot assure you that the closing price will not be less than US$1.00 in the future. Further, we cannot guarantee that we will be able to maintain the compliance criteria that require the average market capitalization over a 30 trading-day
period of to be at least $ $15 million, even though we are currently in compliance with such criteria. If we fail to comply with any compliance criteria for continued listing and we are unable to regain compliance pursuant to the relevant procedures, our ADSs may be delisted or prohibited from trading on NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. In addition, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.
In May 2020, our board of directors authorized a new repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from May 28, 2020 through May 27, 2021. In September 2020, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from September 13, 2020 through September 12, 2021. In August 2021, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from August 27, 2021 through August 26, 2022. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for details of our share repurchase transactions pursuant to these share repurchase programs for the fiscal year ended March 31, 2022. Although our board of directors has authorized share repurchase programs and can authorized additional share repurchase programs in the future, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.
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
Any allegations or reports published by short sellers against our company may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations and information in such reports are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves against negative information in such reports, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day
operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.
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
As of June 30, 2022, Mr. Qi Chen, our
co-founder,
the chairman of our board of directors and our chief executive officer, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 12.2% of our total issued and outstanding share capital and 80.6% of our aggregate voting power as of June 30, 2022. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annually basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
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
A
non-U.S.
corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.
Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2022 and we do not expect to be a PFIC for the foreseeable future.
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
In February 2016, we acquired Meiliworks Limited and its subsidiaries (including Meilishuo (Beijing) Network Technology Co., Ltd.) and VIEs, or Meilishuo, a leading online fashion platform in China, through a series of transactions. In the same month, we obtained control over Beijing Meilishikong Network and Technology Co., Ltd., or Beijing Meilishikong, which was incorporated in July 2010, through Hangzhou Shiqu by entering into a series of contractual arrangements with Beijing Meilishikong and its shareholders.
On December 6, 2018, the ADSs representing our Class A common shares commenced trading on the New York Stock Exchange under the symbol “MOGU.” We raised approximately US$58.0 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.
On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million), on which we will pay installment payments. The office building is still under construction and expected to be completed within the next 6 months. We expect to begin business operations in this office building in 2023. On July 26, 2021, we acquired Ruisha Technology by increasing our share of equity interests to 59.6%.
On March 28, 2022, we changed the ratio of our ADS from one ADS represents twenty-five Class A common shares to one ADS represents three hundred Class A common shares.
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
We are a
KOL-driven
online fashion and lifestyle destination in China. We provide people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. People shop not only to buy, but also for leisure, entertainment and to stay informed of the latest trends. By connecting merchants, KOLs and users together, our platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience
.
In July 2021, we acquired Ruisha Technology as a means to explore new opportunities in the global operation of merchants. Ruisha Technology focuses on serving leading brands in the retail industry and providing brands with private domain operation and private domain product systems, etc. solutions and services. Ruisha Technology is dedicated to providing brands with one-stop
brand-wide integrated marketing solutions that keep abreast of the times
.
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
Users access our platform primarily through mobile applications, including our flagship
Mogujie
mobile app, as well as through our Mini Programs on Weixin. Through our strategic partnership with Tencent, one of our principal shareholders and the owner of Weixin and QQ, we also have one of the few dedicated Weixin Pay and QQ Wallet entryways that help direct Tencent’s massive base of users to our platform when they look to fulfill their fashion- and lifestyle-related needs. Our highly engaged user base primarily consists of young females between the ages of 20 and 30. In March 2022, on average, an active buyer through LVB on our platform spent over 51 minutes per day and 16 days per month watching our live video broadcasts, and 94% of them repurchased within 30 days of their initial purchase. If an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.

We are a technology-driven company that has relentlessly pursued the development of industry-leading AI and big data analytical capabilities to improve operational efficiency and user experience. Our user data is multidimensional as it relates to our users’ shopping behaviors, fashion tastes and purchasing history, which enables us to provide better and more personalized experience for them.
Starting from 2021, we continuously provide our users, especially female users, with more products based on their fashion and beauty consumption needs, including beauty makeup, personal care, food, medical beauty etc. on our platform. Concurrently, we guides merchants to adjust the product structure by our platform, so that more merchants will focus on originality, design, and brand, so as to deliver differentiated fashion products to our consumers.
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
website.
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

We have invested in LVB host incubation programs that help us expand our LVB host talent pool and increase the popularity of LVB hosts. We have a bottom-heavy LVB host tier system, where we attract new LVB hosts from all walks of life to stream on our platform, and we discover and cultivate new LVB hosts with potential for building a large fan base and promoting product sales. in the process. We also hold events or competitions, such as the “Duo Hundred” and “Migrating Bird” plans we rolled out in 2019, to discover LVB hosts with good potential in large numbers so that we can focus on incubating them. Leveraging our experience in LVB host incubation, we cultivate and support our LVB hosts in many ways, including user traffic diversion that matches the LVB host’s popularity, continuing guidance on effective viewer interactions during LVB, supply chain support for products sold by the LVB host, user or fan data analytics, branding partnerships with our merchant partners, and otherwise promoting the LVB host in multiple media channels. In our internal system, we define LVB hosts who have achieved a certain level of fan following and product sales as established LVB hosts. Established LVB hosts typically possess loyal fan base, professional sales capability, and proven content creation know-how.
The number of established LVB hosts are 242, 249 and 240 as of March 31, 2020, 2021 and 2022.
Our Users
Our young and engaged user base is the key to our success. Our users are from cities and towns all over China. Most of our active buyers through LVB are females of ages between 20 and 30, who are used to viewing live video broadcasts, passionate about the latest fashion and beauty trends, active on social networks, and used to online shopping. Many of our users become fans of certain LVB hosts by following them on our platform. Fans may communicate with and show support to their LVB hosts by commenting on a message wall dedicated to such hosts, where they may also like and respond to other comments, creating a virtual fan club for all participants in the process. Fans who want to help expand the LVB hosts’ fan base may do so by referring the LVB hosts’ channels to other users, who may continue this referral process with more users to rapidly expand the network of fans for the LVB hosts. Certain fans who are especially active in interaction with the LVB hosts may even become the head of their fan base, enjoying privileges such as discount on products.
As we diversified our products sold on the platform, the repurchase rate of our users on the platform has steadily increased from 91% on March 31, 2021 to 94% in March 31, 2022.
Our Business Customers
Based on the matching of user positioning and brand appeal, Ruisha Technology provides numerous services such as private domain operation, live broadcast operation and etc. As of March 31, 2022, the number of brand merchants we serve reached 74, of which 28 were companies with business scale of over RMB1 billon.
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

•
Live Video Broadcasts.
Live video broadcasts are mostly hosted by our KOLs and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB7.9 billion, RMB10.9 billion and RMB9.8 billion (US$1.5 billion) to our total GMV for the year ended March 31, 2020, 2021 and 2022, which comprised of 46.2%, 78.5% and 91.9% of the total GMV for each period. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. While watching these live video broadcasts, users can interact with the LVB hosts in real time through embedded instant messaging tools, and conveniently purchase products promoted by the LVB hosts within the same interface.

•
Short-live Videos
. A short video clip with a duration of one to three minutes featuring product demonstration by LVBs in their livestreaming channels that can be distributed as structured and tagged information to wider audience in public.

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
Integration with Social Network Platforms
We believe our dynamic user and KOL community contributes to our content base and brings it to life through interactive social network platforms. We distribute our content through all major social communication, social media and content platforms in China and encourage our users to share and repost our content, which amplify our brand image and enable us to reach more potential users. We primarily publish our fashion content through Weibo, Weixin, Bilibili and QQ have had our content shared widely across these platforms.
We relentlessly pursue the latest innovative social media marketing tools to make our platform more accessible and enjoyable. We leverage the functions of major social network platforms in China to enable our users to make purchases and refer LVB hosts as part of their social activities. We believe we were one of the pioneers of social-oriented marketing in China, as we believe we have a proven track record of launching simple and fun social features and other marketing campaigns that have developed into viral internet memes as they were shared and multiplied over social media networks.
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
Quality Control
We encourage merchants to make product quality their priority. Our service agreements require merchants to represent that the products they supply are authentic, are from legitimate sources and do not infringe upon rights of third parties, and to indemnify us for any damages resulting from any breach of such representations. In addition, merchants on our platform are required to offer consumer protection programs, such as nation-wide free shipment services, guaranteed timely shipment and returns and product warranties. Over the last few years, we introduced monetary penalties on merchants who violated our service guarantees or sold products with quality issues on our platform as an additional quality assurance measure. We monitor and control the quality and performance of our merchants through multiple policies and measures, including requiring merchants to pay guarantee deposits for the quality of their products sold via our platforms.
Customer Service
Providing a superior customer experience and maintaining customer satisfaction are at the heart of what we do. We have developed key policies and procedures for our customer service that maintain the health and sustainability of our platform, including consumer protection programs, platform rules, qualification standards for merchants and buyer, seller and LVB host rating systems.
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
We generally offer a
seven-day
free return and exchange policy for products purchased from our platform. In the event that a merchant does not handle a return request and make the refund payment, we will be involved to resolve the refund request and charge back to the merchant.
For successful product return or exchange with respect to qualified users, we compensate a portion of the shipping expense incurred by the user. In addition, we cooperate with third-party insurance companies who provide us with shipping return and exchange insurance, which cover users’ return or exchange shipping expenses.
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
or
cost-per-mille
basis.
Technology service
We provide businesses with marketing needs with
one-stop
and customized services for their online operations, including various website operational services, data management platforms and other software, as well as value-added services such as data traffic improvements and technology services to insurance companies.
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
We back up our user and other forms of data daily in separate and various secured data back-up
systems to minimize the risk of data loss. We also conduct frequent reviews of our back-up
systems to ensure that they function properly and are well maintained. Our back-end
security system is capable of handling malicious attacks each day to safeguard the security of our platform and to protect the privacy of our users and merchants.
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

Intellectual Property
Our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and other intellectual property are critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, KOLs, third-party merchants business customers and others to protect our proprietary rights. As of March 31, 2022, we own 16 registered patent, 1,242 registered trademarks in the PRC, copyrights to 238 software programs developed by us relating to various aspects of our operations, and 196 registered domain names, including mogu.com, mogujie.com and meilishuo.com.
Competition
The fashion retail industry in China is highly competitive and rapidly evolving. Our primary competitors include (i) major
e-commerce
platforms in China, (ii) major traditional and
brick-and-mortar
fashion retailers in China, and (iii) social media platforms and content providers in China that cover the fashion and apparel industries. With the acquisition of Ruisha Technology in July 2021, we also expect to expand our business operations to further serve business customers and deepen our business cooperation with them by providing customized solutions for their online operations. As such, we also compete with businesses that provide customized solutions and operational services to online operations of brand-named and other retail companies.
We compete primarily on the basis of the following factors: (i) our ability to attract, incubate and empower high-quality KOLs, especially LVB hosts, in growing numbers; (ii) the relevance of our fashion-related content for our targeted user base; (iii) our ability to seamlessly connect content with merchandise; (iv) the superior shopping experience on our platform; (v) our large and active user base; (vi) pricing of products and services provided via our platform; (vii) our ability to attract and retain merchants and business with marketing needs; (viii) product and service quality and selection; (ix) brand recognition and reputation; (x) the experience and expertise of our management team; and (xi) our capacity and resources to provide customed solutions to business customers.
We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating histories, greater brand recognition, better relationships with merchants and brand partners, stronger infrastructure, larger user base or greater financial, technical or marketing resources than we do, and they may also offer similar products and services.
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

Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval
process. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories both issued by the National Development and Reform Commission and the MOFCOM issued, namely the Encouraged Foreign Investment Catalog (2020 version), as promulgated on December 27, 2020 and took effect on January 27, 2021, and the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which was promulgated on December 27, 2021 and took into effect on January 1, 2022. The 2021 Negative List sets out the industries in which foreign investments are prohibited or restricted, and according to the 2021 Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding
e-commerce,
domestic multi-party communications services,
store-and-forward
services, and call center services) shall not exceed 50%.
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
Regulations on Foreign Investment in the Value-added Telecommunications Industry
Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016, and March 29, 2022. These regulations require that foreign-invested value-added telecommunications enterprises in China must be established as Sino-foreign equity joint ventures and that foreign investors may not hold a majority equity interest in such joint ventures. In addition, foreign investors must demonstrate significant experience in value-added telecommunications business as well as a good business track record. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, to provide value-added telecommunication services in China and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.
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
In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet culture services, internet audio-visual program services and radio/television programs production and operation business, we engage in value-added telecommunications services through various VIEs established in China. For more information, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIEs and Their Respective Shareholders.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.
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
Regulations on Content
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
On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. Pursuant to the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.
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

On July 12, 2017, the CAC issued a notice requiring that online live video broadcast service providers shall file with local branches of the CAC from July 15, 2017 so as to tighten the scrutiny on the content distributed through the live video broadcast platforms.
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
The Civil Code of the PRC, which was promulgated by the SCNPC on May 28, 2020 and became effective on January 1, 2021, provides that if an online services provider is aware or should aware that an online user is engaged in infringing activities, such as selling counterfeit products through its internet services, but fails to take necessary measures, it shall be held jointly liable. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including removing, blocking and unlinking the infringing content, in a timely manner. Otherwise, it shall be held jointly liable with the relevant online user.
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

On June 10, 2021, the Data Security Law was promulgated by the SCNPC, which became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishment of basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, the Data Security Law clarifies the data security protection obligations of organizations and individuals carrying out data related activities and implementing data security protection measures.
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

Domain Name
On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, effective as of November 1, 2017, or the Domain Name Measures. The Domain Name Measures replaced the Administrative Measures on China Internet Domain Names promulgated by the MII on November 5, 2004. The principle of “first apply, first register” applies to domain name registration service in accordance with the Domain Name Measures. In the event that there is any change to the contact information of a domain name holder, the holder shall go through formalities for changes to the registered information of its domain name with the domain name registrar concerned within 30 days after such change arises. In addition, the corresponding permit shall be obtained pursuant to the Domain Name Measures from the MIIT or the communication administrative bureau of the province, autonomous region or centrally administered municipality for establishment of domain name root servers and domain name root server operating organizations, domain name registration management organizations and domain name registration service organizations.
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
Patents
The National People’s Congress promulgated the PRC Patent Law in 1984 and most recently amended on October 17, 2020 and became effective on June 1, 2021. Any invention, utility model or design must meet three conditions to be patentable: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

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
In 2014, SAFE decided to further reform the foreign exchange administration system and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.
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

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive, and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge
and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. Our PRC resident shareholders have completed their SAFE registration and updated their change of shareholding with the local SAFE branch in relation to their investment in our company. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are also PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”
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
Regulations on Tax
Regulations on Enterprise Income Tax
On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which was amended on April 23, 2019, or collectively with the Enterprise Income Tax Law, the EIT Law. The EIT Law came into effect on January 1, 2008. Under the EIT Law, both resident enterprises and non-resident
enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC.
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
Regulations on Dividend Withholding Tax
The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC
resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.
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
Social Insurance and Housing Fund
According to the Social Insurance Law of the PRC, which was promulgated by the National People’s Congress of the PRC on October 28, 2010, effective on July 1, 2011, and amended on December 29, 2018, together with other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. An employer declares and makes social insurance contributions in full and on time, failures to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline. If the employer still fails to rectify the noncompliance within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue.
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
The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report:

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
Contractual Arrangements with the VIEs and Their Respective Shareholders
The following is a summary of our contractual agreements that are currently in effect, by and among our wholly-owned subsidiary Hangzhou Shiqu, the VIEs and their shareholders. Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.
Agreements that provide us with effective control over the VIEs
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
Equity Interest Pledge Agreements
.
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
Loan Agreements
.
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
Agreements that allow us to receive economic benefits from the VIEs
Amended and Restated Exclusive Consultation and Service Agreements.
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
Agreements that provide us with the option to purchase the equity interests in the VIEs
Amended and Restated Exclusive Option Agreements.
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
In the opinion of King & Wood Mallesons, our PRC legal counsel:

•	the ownership structures of the VIEs in China and Hangzhou Shiqu are not in violation of applicable PRC laws and regulations currently in effect; and

•
the contractual arrangements between Hangzhou Shiqu, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel, has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds the agreements that established the structure for our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plant and Equipment
We are headquartered in Hangzhou, China, and have leased an aggregate of approximately 9.3 thousand square meters of office space in Hangzhou as of March 31, 2022. We had an aggregate of approximately 1.8 thousand square meters of office space in Lishui as of March 31, 2022. We also had an aggregate of approximately 0.1 thousand square meters of office space in Shanghai as of March 31, 2022. We lease our premises under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2022 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Hangzhou, China	9.3	Office	1-5
Lishui, China	1.8	Office	1
Shanghai, China	0.1	Office	1
On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million). The office building is still under construction and expected to be completed within the next 6 months. We expect to begin business operations in this office building in 2023.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2020, 2021 and 2022 are to the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

A.	Operating Results
Overview
We are a
KOL-driven
online fashion and lifestyle destination in China. We have scaled our GMV. In our operations, we monitor the number of our GMV associated with LVB, number of active buyers through LVB and number of established LVB hosts on a regular basis, as they are, among other things, drivers of our revenue and metrics to help us evaluate the current performance of the business. A significant dip in any of these metrics will usually prompt remedial actions from us to keep our business on the right track.
Our GMV associated with LVB was RMB7.9 billion, 10.9 billion and RMB9.8 billion for the years ended March 31, 2020, 2021 and 2022, respectively. Our active buyers through LVB were 3.6 million, 3.5 million and 3.0 million for the years ended March 31, 2020, 2021 and 2022, respectively. Our established LVB hosts were 242, 249 and 240 as of March 31, 2020, 2021 and 2022, respectively.
Our total GMV was RMB17.1 billion, 13.9 billion and RMB10.7 billion for the years ended March 31, 2020, 2021 and 2022, respectively.
Our total revenues were RMB835.3 million, RMB482.4 million and RMB337.5 million (US$53.2 million) for the years ended March 31, 2020, 2021 and 2022, respectively.
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
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery in 2020. The
COVID-19
pandemic and its effect on the global economy have continued to impact our customers and us for the year ended March 31, 2022. Despite the successful roll-out
of vaccines around the world, a varying degree of uncertainty remained throughout 2021. This was caused by new variants of
COVID-19,
varying vaccine effectiveness rates and the need for the reimposition of government-imposed restrictions. During the first quarter of 2022, due to the outbreak of
COVID-19
in China and the implementation of relevant
COVID-19
mandates, businesses have experienced an overall disruption of logistics and supply chain across industries. As a result, the delivery of certain merchandise sold on our platform was delayed.
While, as the
COVID-19
pandemic is still
on-going
globally, its impact on our financial performance for the period beyond the year ended March 31, 2022 cannot be reasonably estimated at this time. The extent to which this outbreak impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.
As of March 31, 2022, our cash and cash equivalents were RMB439.4 million (US$69.3 million) and our short-term investments was RMB196.9 million (US$31.1 million). We believe this level of liquidity is sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—
Our business, financial condition and results of operations may be adversely affected by the
COVID-19
pandemic.”

Key Line Items and Specific Factors Affecting Our Results of Operations
Revenues
The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Revenues
Commission revenues	438,274	52.5	318,602	66.0	226,742	35,768	67.2
Marketing services revenues	243,081	29.1	71,345	14.8	17,888	2,822	5.3
Financing solutions revenues	53,989	6.5	49,285	10.2	31,852	5,025	9.4
Technology service revenues	27,676	3.3	28,505	6.0	46,077	7,269	13.7
Other revenues	72,294	8.6	14,655	3.0	14,910	2,352	4.4

Total revenues	835,314	100.0	482,392	100.0	337,469	53,236	100.0

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
Technology service revenues.
We provide businesses with marketing needs with
one-stop
and customized services for their online operations, including various website operational services, data management platforms and other software, as well as value-added services such as data traffic improvements and technology services to insurance companies.
Other revenues.
Our other revenues primarily consist of online direct sales and others.
Costs and expenses
The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(293,757)	10.1	(183,112)	19.1	(159,601)	(25,176)	15.4
Sales and marketing expenses	(613,183)	21.0	(229,775)	23.9	(148,410)	(23,411)	14.4
Research and development expenses	(171,137)	5.9	(103,474)	10.8	(82,641)	(13,036)	8.0
General and administrative expenses	(128,152)	4.4	(103,038)	10.7	(79,178)	(12,490)	7.7
Amortization of intangible assets	(331,294)	11.3	(341,802)	35.5	(328,154)	(51,765)	31.7
Goodwill and intangible assets impairment	(1,382,149)	47.3	—	—	(235,394)	(37,132)	22.8

Total costs and expenses	(2,919,672)	100.0	(961,201)	100.0	(1,033,378)	(163,010)	100.0

Cost of revenues
. Costs of revenues primarily consist of payroll costs including share-based compensation expenses, information technology related expenses, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.
Sales and marketing expenses
. Sales and marketing expenses primarily consist of promotion expenses, payroll costs including share-based compensation expenses, depreciation expenses and other daily expenses which are related to the sales and marketing departments.
Research and development expenses
. Research and development expenses are expensed as incurred and primarily consist of staff costs including share-based compensation expenses, rental expenses and other expenses. We expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software, mobile application and website content.
General and administrative expenses
. General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.
Amortization of intangible assets
. We incur expenses for the amortization of our intangible assets, which primarily consist of our merchant resources, brand, strategic business resources, customer relationship and technology that were acquired in our business combination with Meilishuo in 2016 and Ruisha Technology in 2021, as well as the amortization of the intangible assets recorded as a result of the new business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2022, the net carrying amount of our intangible assets was RMB89.8 million (US$14.2 million) which primarily consist of the carrying value of the new business cooperation agreement that we entered into with Tencent in July 2018 and the intangible assets arose from business combination with Ruisha Technology.
Impairment of goodwill and intangible assets
. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in our business combination with Meilishuo in 2016 and Ruisha Technology in 2021. For the year ended March 31, 2022, impairment charges relating to goodwill and certain intangible assets totallingRMB235.4 million (US$37.1 million) were recorded. For further information, see Notes 12 and 13 to our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Other income, net	11,472	(100.0)	49,885	(100.0)	25,427	4,011	(100.0)
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

Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to a two-tiered
profits tax rates regime. Under the
two-tiered
profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income in fiscal years 2020, 2021 and 2022.
PRC
Generally, the PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
We are generally subject to value-added tax at a rate of 13% on online sales and 6% on online marketing services, platform commissions, financing solutions, storage services and technical and consulting services. Certain PRC subsidiaries and VIEs are deemed as small taxpayers under PRC law, which subject them to reduced value-added tax rate of 3%. We are also subject to 3% cultural undertaking development fees on part of revenues from online marketing services, which are considered as advertising revenues. Furthermore, we are subject to 1% and 7% urban construction tax, 3% education surcharges, 2% local education surcharges and other surcharges on value-added tax payments during the fiscal years presented.
Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of the VIEs, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and are valid for another three years from 2019 to 2021. Hangzhou Shiqu and Hangzhou Juanguan are applying for renewal of the HNTE certificates. We believe that the successful renewal of the license is highly probable.
On November 30, 2018, Hangzhou Juandou Network Co., Ltd., or Hangzhou Juandou, a subsidiary of Hangzhou Juangua, obtained its HNTE certificate with a valid period of three years. Therefore, Hangzhou Juandou is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent that it has taxable income under the EIT Law and as long as it maintains the HNTE qualification and duly conducts relevant filing procedures under the EIT Law with the relevant tax authority. The HNTE certificates of Hangzhou Juandou were renewed in 2021 and are valid for another three years from 2021 to 2023.
On December 16, 2021, Ruisha Technology, a subsidiary of Hangzhou Juangua, and Lishui Juanfu Network Technology Co., Ltd., or Lishui Juanfu, a subsidiary of Hangzhou Shiqu, obtained their HNTE certificates with a valid period of three years. Therefore, Ruisha Technology and Lishui Juanfu are eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent that they have taxable income under the EIT Law and as long as they maintain the HNTE qualification and duly conduct relevant filing procedures under the EIT Law with the relevant tax authority.
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

	For the Year Ended March 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	438,274	52.5	318,602	66.0	226,742	35,768	67.2
Marketing services revenues	243,081	29.1	71,345	14.8	17,888	2,822	5.3
Financing solutions revenues	53,989	6.5	49,285	10.2	31,852	5,025	9.4
Technology service revenues	27,676	3.3	28,505	6.0	46,077	7,269	13.7
Other revenues	72,294	8.6	14,655	3.0	14,910	2,352	4.4

Total revenues	835,314	100.0	482,392	100.0	337,469	53,236	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below) (1)	(293,757)	(35.2)	(183,112)	(38.0)	(159,601)	(25,176)	(47.3)
Sales and marketing expenses (1)	(613,183)	(73.4)	(229,775)	(47.6)	(148,410)	(23,411)	(44.0)
Research and development expenses (1)	(171,137)	(20.5)	(103,474)	(21.5)	(82,641)	(13,036)	(24.5)
General and administrative expenses (1)	(128,152)	(15.3)	(103,038)	(21.4)	(79,178)	(12,490)	(23.5)
Amortization of intangible assets	(331,294)	(39.7)	(341,802)	(70.9)	(328,154)	(51,765)	(97.2)
Goodwill and intangible assets impairment	(1,382,149)	(165.5)	—	—	(235,394)	(37,132)	(69.7)
Other income, net	11,472	1.4	49,885	10.3	25,427	4,011	7.5

Loss from operations	(2,072,886)	(248.2)	(428,924)	(88.9)	(670,482)	(105,763)	(198.7)
Interest income	29,312	3.5	19,601	4.1	13,903	2,193	4.1
Gain/(loss) from investments, net	(66,550)	(8.0)	86,497	17.9	232	37	0.1

Loss before income tax and share of results of equity investee	(2,110,124)	(252.7)	(322,826)	(66.9)	(656,347)	(103,533)	(194.5)
Income tax benefits/(expenses)	590	0.1	(5,181)	(1.1)	14,512	2,289	4.3
Share of results of equity investee	(114,104)	(13.7)	36	0.0	(539)	(85)	(0.2)

Net loss	(2,223,638)	(266.3)	(327,971)	(68.0)	(642,374)	(101,329)	(190.4)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,747	(2,464)	(1,872)	(295)
Sales and marketing expenses	(7,927)	(5,416)	(3,905)	(616)
Research and development expenses	(9,265)	(3,940)	108	17
General and administrative expenses	(17,740)	(14,475)	(6,789)	(1,071)

Total	(32,185)	(26,295)	(12,458)	(1,965)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and the VIEs for the years and as of the date indicated:

	Revenues (1)			Total Assets (1)
	For the Year Ended March 31,			As of March 31, 2022
	2020	2021	2022
MOGU Inc. and its wholly-owned subsidiaries	88.6%	82.4%	79.3%	46.0%
VIEs	11.4%	17.6%	20.7%	54.0%

Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the VIEs.
Year ended March 31, 2022 compared to year ended March 31, 2021
Revenues
Our revenues decreased by 30.0% from RMB482.4 million in the year ended March 31, 2021 to RMB337.5 million (US$53.2 million) in the year ended March 31, 2022.
Our commission revenues decreased by 28.8% from RMB318.6 million in the year ended March 31, 2021 to RMB226.7 million (US$35.8 million) in the year ended March 31, 2022, primarily attributable to the lower GMV due to the heightened competitive environment.
Our revenues from marketing services decreased by 74.9% from RMB71.3 million in the year ended March 31, 2021 to RMB17.9 million (US$2.8 million) in the year ended March 31, 2022, primarily due to the decreased demand for marketing via our online platforms as our business customers relied more and more on LVB hosts and their agencies in their marketing, and we have been adjusting our business model to become more
LVB-oriented.
Our revenues from financing solutions services decreased by 35.4% from RMB49.3 million in the year ended March 31, 2021 to RMB31.9 million (US$5.0 million) in the year ended March 31, 2022, primarily due to a decrease in service fee from loans to users in line with less loan originations resulted from lower GMV.
Our revenues from technology services increased by 61.6% from RMB28.5 million in the year ended March 31, 2021 to RMB46.1 million (US$7.3 million) in the year ended March 31, 2022, primarily attributable to the combination of Ruisha Technology, which is committed to providing brands merchants with one-stop
and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement.
Other revenues increased by 1.7% from RMB14.7 million in the year ended March 31, 2021 to RMB14.9 million (US$2.4 million) in the year ended March 31, 2022.
Costs and expenses
Our total costs and expenses increased by 7.5% from RMB961.2 million in the year ended March 31, 2021 to RMB1,033.4 million (US$163 million) in the year ended March 31, 2022. The increase was primarily due to the impairment of goodwill and intangible assets incurred this year.
Cost of revenues
. Our costs of revenues decreased by 12.8% from RMB183.1 million in the year ended March 31, 2021 to RMB159.6 million (US$25.2 million) in the year ended March 31, 2022. The decrease was primarily due to decreases in the IT related expenses, payment handling costs and rental expenses.
Sales and marketing expenses
. Our sales and marketing expenses decreased by 35.4% from RMB229.8 million in the year ended March 31, 2021 to RMB148.4 million (US$23.4 million) in the year ended March 31, 2022. The decrease was primarily attributable to optimized spending on branding and user acquisition activities.

Research and development expenses
. Our research and development expenses decreased by 20.1% from RMB103.5 million in the year ended March 31, 2021 to RMB82.6 million (US$13.0 million) in the year ended March 31, 2022, primarily due to a decrease in payroll costs, IT costs and rental costs as a result of headcount optimization .
General and administrative expenses
. Our general and administrative expenses decreased by 23.2% from RMB103.0 million in the year ended March 31, 2021 to RMB79.2 million (US$12.5 million) in the year ended March 31, 2022. The decrease was primarily due to decreases in payroll costs as a result of headcount optimization as well as miscellaneous administrative expenses.
Amortization of intangible assets
. Our amortization of intangible assets slightly decreased by 4.0% from RMB341.8 million in the year ended March 31, 2021 to RMB328.2 million (US$51.8 million) in the year ended March 31, 2022.
Impairment of goodwill and intangible assets
. Our impairment of goodwill and intangible assets increased from nil in the year ended March 31, 2021 to RMB235.4 million (US$37.1 million) in the year ended March 31, 2022, which was associated with the impairment of goodwill of RMB186 million (US$ 29.4 million) in the current year resulting from weaker-than-expected operating results of the
LVB-focused
e-commerce
platform reporting unit due to an increasingly competitive commercial environment. In addition, we recorded an impairment charge relating to certain intangible assets of RMB 48,890 (US$7.7 million).
Other income, net
Other income, net
. Our other net income decreased by 49.0% from RMB49.9 million in the year ended March 31, 2021 to RMB25.4 million (US$4.0 million) in the year ended March 31, 2022, primarily due to the decrease in refund from depositary bank as well as government grants. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from foreign exchange gain in the year ended March 31, 2021 of RMB5.6 million to a foreign exchange gain in the year ended March 31, 2022 of RMB1.2 million (US$0.2 million).
Loss from operations
As a result of the foregoing, we incurred loss from operations of RMB670.5 million (US$105.8 million) in the year ended March 31, 2022, compared to loss from operations of RMB428.9 million in the year ended March 31, 2021, primarily attributable to the impairment of goodwill and intangible assets incurred this year.
Interest income
Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income was RMB13.9 million (US$2.2 million) in the year ended March 31, 2022, compared to RMB19.6 million in the year ended March 31, 2021.
(Loss)/Gain from investments, net
We had a net gain from investments of RMB0.2 million (US$0.04 million) in the year ended March 31, 2022, as compared to a net gain from investments of RMB86.5 million in the year ended March 31, 2021.
Income tax benefits/(expenses)
We recorded an income tax benefit of RMB14.5 million (US$2.3 million) in the year ended March 31, 2022, compared to an income tax expense of RMB5.2 million in the year ended March 31, 2021. The change was primarily due to the reversal of a deferred tax liability in line with the full impairment charge recorded for our broadcasting license intangible asset.
Share of results of equity investee
We recorded share of results of equity investee of negative RMB0.5 million (US$0.09 million) in the year ended March 31, 2022, compared to a positive RMB36 thousand in the year ended March 31, 2021.
Net loss
As a result of the foregoing, we incurred net loss of RMB642.4 million (US$101.3 million) in the year ended March 31, 2022, compared to a net loss of RMB328.0 million in the year ended March 31, 2021.

Year ended March 31, 2021 compared to year ended March 31, 2020
For a detailed description of the comparison of our operating results for the year ended March 31, 2021 with those for the year ended March 31, 2020, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year ended March 31, 2021 compared to year ended March 31, 2020” of our Annual Report on Form
20-F
filed with the Securities and Exchange Commission on June 30, 2021.
Critical Accounting Policies and Estimates
We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the balance sheet and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that are believed to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management’s judgment.
Business combination
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
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, growth rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.
Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs, or circumstances change that could indicate that the assets might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill.
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

As of Mach 31, 2020 and 2021, we only had one reporting unit, which was the LVB focused online business reporting unit. Upon consummation of the acquisition of Ruisha Technology in July 2021, we had two reporting unit, which was the LVB focused online business reporting unit and brands and customized services business reporting unit. The goodwill balance of RMB186.5 million as of March 31, 2020 and 2021 mainly arose from the acquisition of Meiliworks Limited in February 2016. And the balance of RMB63.5 million as of March 31, 2022 mainly arose from the acquisition of Ruisha Technology in July 2021.
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
When performing the interim goodwill impairment test, we estimated the fair value of the LVB focused online business reporting unit using the income approach methodology of valuation where significant judgements and estimates were applied. We determined the fair value of the LVB focused online business reporting unit based on cash flow projections of the reporting unit until the year ended March 31, 2026 with a terminal value related to the future cash flows extrapolated beyond the year ended March 31, 2026 using an expected future growth rate. Key assumptions used to determine the fair value of the LVB focused online business reporting unit included annual revenue growth rates and earning before interests and income tax (“EBIT”) margins, discount rates, and expected future growth rates beyond forecast period. The revenue growth rates used were estimated based on past experience, current industry environment and forecasts of future market developments, and did not exceed the long-term average growth rates of the industry we operate. We estimated budgeted EBIT margins based on past experience and forecasts of future market developments. The discount rate used by us was the weighted average cost of capital that was able to reflect the risks. The expected future growth rates beyond the forecast period were estimated based on the long-term inflation rate of China. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.
Based on the result of the interim goodwill impairment testing as of December 31, 2019, we recognized a goodwill impairment with the amount of RMB1,382.1 million, being the difference between the fair value and carrying value of the LVB focused online business reporting unit.
The outbreak of
COVID-19
pandemic in 2020 has brought significant volatilities in the secondary markets. As of March 31, 2020, our market capitalization was significantly below the carrying value of our reporting unit. We have assessed and believed that the decline of our market capitalization which was consistent with declines experienced by our peer companies within our industry was resulted by the distressed market caused by the
COVID-19,
and our market capitalization was hence not considered reflective of the underlying value of our reporting unit. Therefore, when determining the fair value of our LVB focused online business reporting unit in the annual goodwill impairment test, we used the income approach methodology of valuation instead of using our market capitalization.
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
When performing the annual goodwill impairment test, we estimated the fair value of the LVB focused online business reporting unit using the income approach methodology of valuation where significant judgements and estimates were applied. We determined the fair value of the LVB focused online business reporting unit based on cash flow projection of the reporting unit until the year ended March 31, 2027 with a terminal value related to the future cash flows extrapolated beyond the year ended March 31, 2027 using an expected future growth rate. Key assumptions used to determine the fair value of the LVB focused online business reporting unit included annual revenue growth rates and earning before interests and income tax (“EBIT”) margins, discount rates, and expected future growth rates beyond forecast period. The revenue growth rates used were estimated based on past experience, current industry environment and forecasts of future market developments, and did not exceed the long-term average growth rates of the industry we operate. We estimated budgeted EBIT margins based on past experience and forecasts of future market developments. The discount rate used by us was the weighted average cost of capital that was able to reflect the risks. The expected future growth rates beyond forecast period were estimated based on the long-term inflation rate of China. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

Based on the result of the goodwill impairment testing as of March 31, 2021, the estimated fair value of the LVB focused online business reporting unit exceeded its carrying amount by approximately 17% as of March 31, 2021. As a result, there was no additional impairment of goodwill as of March 31, 2021.
In the first half year of fiscal year 2022, the overall operation performance of the LVB focused online reporting unit had been continually decreasing which was resulted from less-than-expected performance of
LVB-focused
business due to increasing heightened competitive Live eCommerce industry and low rate of return compared with the increasing traffic cost. Furthermore, the LVB associated GMV started decreasing compared with the same period of fiscal year 2021. We concluded the existence of the triggering events which required us to perform an interim goodwill impairment test as of September 30, 2021.
When performing the interim goodwill impairment test, we estimated the fair value of the LVB focused online business reporting unit using the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. Based upon the results of this impairment test, we impaired all remaining goodwill related to the LVB focused online business reporting unit in the amount of RMB186,504 as of September 30, 2021.
As of March 31, 2022, we performed an annual goodwill impairment test on our brands and customized services business reporting unit. To determine the fair value of the brands and customized services business reporting unit, we used the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit. Based on the result of annual impairment testing, the fair value of the brands and customized services business reporting unit exceeded its carrying amount by approximately 9%. As a result, there was no additional impairment of goodwill as of March 31, 2022.
We continue to consider various factors in determining whether goodwill should be tested for impairment during interim periods. However, weaker-than-expected operation results and cash flows performance in the future or other relevant factors could be considered as the indicators of trigger for interim goodwill impairment test and impairment may be needed to recognize in the future periods.
Intangible assets
We amortize intangible assets on a straight-line basis over their estimated useful lives, which is 2 to 20 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Changes in these estimates and assumptions could materially affect the determination of the useful lives of intangible assets.
Impairment of long-lived assets
Long-lived assets (including intangibles with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, we recognize an impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

As of March 31, 2022, and after considering the first-ever year-over-year decrease of the gross merchandise volume (“GMV”) from LVB and the weaker-than-expected operating results, we concluded that these changes in circumstances represented a triggering event which required us to perform an impairment test on the LVB focused online business asset group. Given that the aggregated undiscounted cash flows were lower than the carrying amount of this asset group, we concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the LVB focused online business asset group resulted in an impairment charge of RMB48,862 which was allocable to each asset in the group. The charge was allocated to each asset on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each asset was determined using appropriate valuation methodologies, including the relief of royalty method for the broadcasting, insurance agency and domain name intangibles. The cost savings approach was used to fair value the strategic business services intangible asset. The replacement cost approach was used to fair value property, plant, and equipment. Judgment in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of management’s analysis, the Group recorded impairment charges for the broadcasting license, insurance agency license and domain name intangible assets of RMB38,690, RMB2,100 and RMB8,072, respectively, for the year ended March 31, 2022, as the Group believes the future economic benefit to be generated from these intangible assets are not sufficient to recover related net book values. No impairment charges were recorded in 2020 and 2021.
As of March 31, 2021 and 2022, we have no indefinite lived intangibles.
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
Revenue recognition policies for each type of revenue stream are analyzed as follows:
Commission revenues
We operate our online platform for merchants to sell their merchandise to our users and also provide integrated platform-wide services. When the transactions are completed on our platform, we charge merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. We have determined that services to enable the successful merchandise transactions on our marketplace and integrated promotional related services are separate performance obligations. For the year ended March 31, 2022, commission revenue only related to our obligation to enable successful merchandise transactions. There was no commission revenue recognized in fiscal 2022 related to integrated promotional related services. We apply the practical expedient that allocates the commission revenues for the integrated services to the respective day on which we have the right to invoice. We do not control the underlying merchandise provided by merchants before they are transferred to users, as we are not responsible for fulfilling the promise to provide the merchandise to users and have no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, we have no discretion in establishing prices of the merchandise provided by merchants. Commission revenues are recognized on a net basis by us as an agent at the point of users’ acceptance of merchandise.
Commission fees are refundable if and when users return the merchandise to merchants and the refund is recognized as variable consideration. We determine the amount of consideration to which we expect to be entitled subject to constraint that it is probable that a significant reversal in the cumulative amount of revenue recognized will not occur when the uncertainty is resolved. We recognize the amounts received for which we do not expect to be entitled as a refund liability when we transfer service to merchants as an agent. At the end of each reporting period, we update our assessment of amounts for which it expects to be entitled in exchange for the transferred services and makes a corresponding change to the amount of commission revenue recognized.
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
For loans to users and merchants through factoring arrangements, we extend loans to users by making payments to the merchants on behalf of the users so that effectively we purchase merchants’ receivables due from respective users without recourse and charges a service fee to users based on the principal and repayment terms. We also extend loans to merchants by purchasing their accounts receivables from users with recourse and charges a service fee to merchants based on the principal. We records loan receivables when the cash is advanced to the users or merchants. The service fees are recognized over the term of loans.
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
Technology services revenues
We provide technology services to business customers who operate through our online platform and third-party platform. Fees are fixed or charged as agreed percentages of the amount of the successful transactions of the customers. Revenue from technology services is recognized when the services are rendered, ratably over the period during which the services are provided, or upon the completion of successful transactions.
Other revenues
Other revenues are mainly comprised of the revenues from online direct sales and other services.
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
Remaining performance obligations
Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to performance obligations that we have not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2022, the remaining performance obligation represents the advance payment received by us for future technology services provide to brand customers, and the aggregate amount of the transaction price allocated to remaining performance obligations was RMB3.2 million.
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

Under the equity method, our share of the post-acquisition profits or losses of the equity investee are recorded in share of results of equity investee in the Consolidated Statements of Operations and Comprehensive Loss and our share at post-acquisition movements in accumulated other comprehensive income in relation to foreign currency translation adjustment is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds its interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee. If the investee subsequently reports net income, we resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
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
We continually review our investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider in our determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our investments using income or market approach, which requires the use of unobservable inputs, such as revenue growth rate, weighted average cost of capital, selection of comparable companies and multiples, expected volatility, discount for lack of marketability and probability of exit events as it relates to liquidation and redemption preferences when applicable. The fair value information is sensitive to changes in the unobservable inputs used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.
Fair value measurement of
available-for-sale
debt securities
We classified our
available-for-sales
debt securities as Level 3 investments. We determined the fair value of our available-for-sale
debt securities by using the market approach or income approach. See Note 7 to our consolidated financial statements included elsewhere in this annual report.
As for the market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as observable price changes based on recent transactions of the securities, or similar securities that we hold. The significant unobservable inputs adopted in the valuation as of March 31, 2020, 2021 and 2022 are as following:

	For the years ended March 31,
	2020	2021	2022
Lack of marketability discount	30%	30%	30%
Risk-free rate	0.3%~2.29%	0.5%	2%~3%
Expected volatility	42%~54%	45%	30%~46%
Revenue multiple	5.09~11.18	7.92	1~10
Net profit multiple	8.95	16	25
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
Equity awards are granted with service conditions only. We accounted for the share-based compensation costs on a straight-line basis over the requisite service period for the award based on the fair value on their respective grant dates.
Valuation of stock options
We use the binominal option pricing model to estimate the fair value of stock options. There were no options granted for the years ended March 31, 2021 and 2022. The assumptions used to value the Company’s option grants for the year ended March 31, 2020 were as follows:

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
We consider many factors in assessing the collectability of its loan receivable, such as the age of the amounts due, the payment history, creditworthiness and financial conditions of the borrowers, to determine the allowance percentage of the overdue balances. Such assumptions may change in future periods. We adjust the allowance balance periodically when there are significant differences between estimated and actual bad debts. An allowance for doubtful accounts is recorded in the period in which a loss is determined probable.

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

B.	Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(311,789)	(77,931)	(114,409)	(18,048)
Net cash (used in)/provided by investing activities	(113,150)	(96,663)	13,947	2,200
Net cash (used in)/provided by financing activities	(29,332)	(119,249)	450	71
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	33,929	(20,647)	(3,455)	(544)

Net (decrease)/increase in cash and cash equivalents and restricted cash	(420,342)	(314,490)	(103,467)	(16,321)
Cash and cash equivalents and restricted cash at beginning of year	1,277,716	857,374	542,884	85,638

Cash and cash equivalents and restricted cash at end of year	857,374	542,884	439,417	69,317

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2020, 2021 and 2022, our cash and cash equivalents were RMB856.6 million, RMB542.1 million and RMB438.6 million (US$69.2 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2020, 2021 and 2022, our short-term investments were RMB238.0 million, RMB260.2 million and RMB196.9 million (US$31.1 million), respectively. Short-term investments nearly all consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.
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
As of March 31, 2022, 64.8%, 34.2% and 1.0% of our cash and cash equivalents were held in China, Hong Kong and the Cayman Islands, respectively, of which 8.5% were denominated in U.S. dollars and 91.5% were denominated in Renminbi. As of March 31, 2022, almost all of our short-term investments were held in China and denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
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
Operating activities
Net cash used in operating activities in the year ended March 31, 2022 was RMB114.4 million (US$18.0 million). The difference between net cash used in operating activities and the net loss of RMB642.4 million (US$101.3 million) in the same period was primarily due to non-cash
items, which mainly consisted of depreciation and amortization of RMB333.6 million (US$52.6 million), impairment of goodwill and intangible assets of RMB235.4 million (US$37.1 million), share-based compensation expenses of RMB12.5 million (US$2.0 million) and deferred tax benefit of RMB16.0 million (US$2.5 million). The effect of the non-cash
items was partially offset by the changes in working capital, which mainly included a decrease of RMB67.0 million (US$10.6 million) in accruals and other current liabilities and a decrease of RMB22.2 million (US$3.5 million) in prepayments and other current assets.
Net cash used in operating activities in the year ended March 31, 2021 was RMB77.9 million. The difference between net cash used in operating activities and the net loss of RMB328.0 million in the same period was primarily due to non-cash
items, which mainly consisted of depreciation and amortization of RMB351.1 million, net gain from investments of RMB86.5 million, and share-based compensation expenses of RMB26.3 million. The effect of the non-cash
items was partially offset by the changes in working capital, which mainly included a decrease of RMB52.1 million in accruals and other current liabilities and a decrease of RMB21.2 million in prepayments and other current assets.
Net cash used in operating activities in the year ended March 31, 2020 was RMB311.8 million. The difference between net cash used in operating activities and the net loss of RMB2,223.6 million in the same period was primarily due to non-cash
items, which mainly consisted of goodwill impairment expense of RMB1,382.1 million, depreciation and amortization of RMB338.5 million, share of results of equity investee of RMB114.1 million, net loss from investments of RMB66.6 million, and share-based compensation expenses of RMB32.2 million. The effect of the non-cash
items was partially offset by the changes in working capital, which mainly included a decrease of RMB74.3 million in accruals and other current liabilities and a decrease of RMB61.2 million in prepayments and other current assets.
Investing activities
Net cash received from investing activities in the year ended March 31, 2022 was RMB13.9 million (US$2.2 million), primarily due to net cash inflow for short-term investments of RMB59.0 million (US$9.3 million), net cash received from loan to users of RMB75.4 million (US$11.9 million), partially offset by purchases of property, equipment and software of RMB55.1 million (US$8.7 million), cash paid for acquisition of subsidiaries of RMB36.1 million (US$5.7 million) and cash paid for long-term investment of RMB 34.6 million (US$5.5 million).
Net cash used in investing activities in the year ended March 31, 2021 was RMB96.7 million, primarily due to purchases of property, equipment and software and intangible assets of RMB165.8 million, cash paid for long-term investments of RMB23.0 million and net cash outflow for short-term investments of RMB21.9 million, partially offset by proceeds from disposal of long-term investment of RMB104.4 million.
Net cash used in investing activities in the year ended March 31, 2020 was RMB113.2 million, primarily due to purchases of property, equipment and software and intangible assets of RMB62.9 million, cash paid for available-for-sale
debt securities of RMB15.6 million and purchase of short-term investments of RMB26.0 million.

Financing activities
Net cash provided by financing activities in the year ended March 31, 2022 was RMB0.5 million (US$0.07 million), primarily attributable to proceeds from short-term borrowing of RMB10.1 million (US$1.6 million), which were offset by cash payments for repurchase of our ordinary shares of RMB9.7 million (US$1.5 million).
Net cash used in financing activities in the year ended March 31, 2021 was RMB119.2 million, primarily attributable to cash payments for repurchase of our ordinary shares.
Net cash used in financing activities in the year ended March 31, 2020 was RMB29.3 million, primarily attributable to proceeds withdrawn by employees for deemed exercise of stock options and cash payments for share repurchases.
Capital expenditures
Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as office buildings. Our capital expenditures were RMB62.9 million in fiscal year 2020, RMB165.8 million in fiscal year 2021 and RMB55.1 million (US$8.7 million) in fiscal year 2022. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.
Material Cash requirements
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
Contractual Obligations
The following table sets forth our contractual obligations as of March 31, 2022:

	For the Year Ended March 31,
	(in RMB thousands)
	Total	2023	2024	2025	2026
Operating lease obligations (1)	19,491	10,800	5,815	2,876	—

Asset purchase remaining obligations (2)	10,450	—	10,450	—	—

Total	29,941	10,800	16,265	2,876	—

Notes:

(1)	Operating lease obligations consist of the obligations under the lease agreements covering various facilities.
(2)	Asset purchase remaining obligations arising from our remaining installment payments for purchase of the office building located at the Hangzhou Zijingang Technology Zone in August 2020.
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2022.

Holding Company Structure
MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of their after-tax
profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were RMB637.0 million (US$100.5 million) as of March 31, 2022.

C.	Research and Development
See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	40	Co-founder, Chairman of the Board of Directors and Chief Executive Officer
Xuqiang Yue	40	Co-founder, Director and Chief Operating Officer
Yibo Wei	40	Co-founder and Director
Andrew Hong Teoh	45	Independent Director
Shengwen Rong	53	Independent Director
Qi Feng	41	Financial Controller
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
For the year ended March 31, 2022, we paid an aggregate of RMB12.1 million (US$1.9 million) in cash compensation and granted nil restricted share units to our executive officers, and we paid an aggregate of RMB1.3 million (US$0.2 million) in cash compensation to our non-executive
directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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
Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than 6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of June 30, 2022, options to purchase 11,077,512 ordinary shares and 11,559,625 restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.
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

The following table summarizes, as of June 30, 2022, the awards granted under the Amended Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

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
basis as of June 30, 2022.

As of June 30, 2022, grantees other than executive officers and directors as a group held outstanding options to purchase 10,648,512 ordinary shares of our company, at a weighted average exercise price of US$0.11 per share, and 11,451,925 restricted share units.

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
Our officers are elected by and serve at the discretion of our board of directors.

D.	Employees
We had 909, 605 and 468 employees as of March 31, 2020, 2021 and 2022, respectively.
The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2022:

Operations	Number of Employees
Platform and branding operation	314
Sales and marketing	39
Technology	66
Administration and management	49
Total	468

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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2022 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.
The calculations in the table below are based on 2,190,876,600 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of June 30, 2022.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen (1)	—	303,234,004	303,234,004	12.2%	80.6%
Xuqiang Yue (2)	79,914,375	—	79,914,375	3.2%	*
Yibo Wei (3)	107,643,285	—	107,643,285	4.3%	*
Andrew Hong Teoh (4)	*	—	*	*	*
Shengwen Rong	—	—	—	—	—
Qi Feng	*	—	*	*	*
All Directors and Executive Officers as a Group	189,942,360	303,234,004	493,176,364	19.8%	82.3%
Principal Shareholders:
Entities affiliated with Tencent (5)	460,141,266	—	460,141,266	18.4%	4.1%
Entities affiliated with Qi Chen (6)	—	303,234,004	303,234,004	12.2%	80.6%
Entities affiliated with Hillhouse (7)	261,174,255	—	261,174,255	10.5%	2.3%
Trustbridge Partners IV, L.P. (8)	208,475,509	—	208,475,509	8.4%	1.8%
Bertelsmann China Holding GmbH (9)	200,662,100	—	200,662,100	8.0%	1.8%

Notes:

*	Less than 1% of our total outstanding ordinary shares or aggregate voting power on an as-converted basis.
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

(4)
Represents the Class A ordinary shares represented by ADSs Mr. Teoh held as of June 30, 2022. The business address of Mr. Teoh is 24/F, Car Po Commercial Building,
18-20
Lyndhurst Terrace, Central, Hong Kong.

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

(8)
Represents 208,475,509 Class A ordinary shares held by Trustbridge Partners IV, L.P., a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman
KY1-9005,
Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong.

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

As of June 30, 2022, 2,494,110,604 of our ordinary shares were issued and outstanding. To our knowledge, approximately 65.3% of our total outstanding ordinary shares were held by eight record holders in the United States, including approximately 65.3% held by The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with the VIEs and Their Respective Shareholders
For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIEs and Their Respective Shareholders.”
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
. In July 2018, we entered into a Business Cooperation Agreement with Tencent, a provider of internet value-added services serving online community in China. Pursuant to the Business Cooperation Agreement, Tencent agreed to offer us traffic support through Tencent’s online platform. In addition, Tencent has agreed to license us the channels to promote and advertise our products and brands on an annual quota basis, through certain intellectual property resources selected by Tencent, including but not limited to Tencent’s online televisions shows. Under the agreement, we and Tencent have agreed to further explore and pursue additional opportunities for potential cooperation for the purpose of optimizing user experience. The Business Cooperation Agreement has a term of five years and is renewable upon mutual agreement. The Business Cooperation Agreement is governed by PRC law. For any dispute arising out of or relating to the agreement, the parties should first strive to resolve the dispute through amicable consultation. In case no settlement can be reached through consultation within three months since the occurrence of the dispute, either we or Tencent can bring the dispute to a local court in Shenzhen, China for resolution.
Transactions with Tencent
. Tencent has been a principal shareholder of us since February 2016. As of March 31, 2020, 2021 and 2022, we had amounts due to Tencent of RMB12.0 million, RMB6.2 million and RMB4.7 million (US$0.7 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent.

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
The ADSs, each representing 300 Class A ordinary shares of ours, have been listed on the New York Stock Exchange since December 6, 2018. The ADSs trade under the symbol “MOGU.”
In response to noncompliance letter issued by the New York Stock Exchange in November 2021 and to countervail any short-term adverse effect resulted and rectify the deficiencies in our trading price, we decided to change the ratio of our ADS from one ADS to twenty-five (25) Class A ordinary shares to three hundred (300) Class A ordinary shares, effective on March 28, 2022.

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADSs, each representing 300 Class A ordinary shares of ours, have been listed on the New York Stock Exchange since December 6, 2018 under the symbol “MOGU.”

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
Payments of dividends and capital gains in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital gains to any holder of our ordinary shares or ADSs, nor will capital gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporate tax.
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
Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2022 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.
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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any of the subsidiaries of the VIEs.
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
mark-to-market
election.
The
mark-to-market
election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, we expect that the mark-to-market
election would be available to a U.S. Holder that holds the ADSs were we to be or become a PFIC.

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
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form
20-F
within four months after the end of each fiscal year, which is March 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
As of March 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB401.5 million (US$63.3 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2022 would result in a decrease of US$5.8 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2022 would result in an increase of US$13.5 million in such cash and cash equivalents.
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
Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2020, 2021 and 2022 were increases of 4.3%, 0.4% and 1.5% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Fees and Expenses Our ADS Holders May Have to Pay
The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents 300 of our Class A ordinary shares (or a right to receive 300 Class A ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, NY 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, NY 10286.

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

Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2022, we received reimbursement in the amount of approximately RMB2.9 million (US$0.5 million) from the depositary.
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
No. 333-228317)
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
The
F-1
Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the
F-1
Registration Statement to March 31, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.00 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
As of March 31, 2022, we had used approximately US$37.0 million of the net proceeds received from our initial public offering on developing and expanding our content offering, technology development, collaboration with merchants and brand partners, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the
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
of the Exchange Act.
Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of March 31, 2022, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules 13a-15(f) under
the Exchange Act. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2022 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”
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
The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended March 31, 2020, 2021 and 2022. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements (ii) establishing effective oversight and clarifying reporting requirements for non-recurring
and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience and consider requiring financial reporting personnel to obtain US GAAP related qualifications.
However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting have not been remediated as of March 31, 2022.
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

	For the Year Ended March 31,
	2021		2022

	(in thousands)
Audit fees (1)	RMB	6,400	RMB	5,900
Tax fees (2)	RMB	328	RMB	203
Other fees (3)	RMB	60	RMB	54

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and the semiyearly reviews of our condensed consolidated financial information.

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
In May 2020, our board of directors approved a share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$10 million during the next twelve-month period. The share repurchase program was publicly announced on May 29, 2020. In September 2020, our board of directors approved another share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$10 million during the next twelve-month period. This share repurchase program was publicly announced on September 14, 2020 and completed in September 2021.
In August 2021, our board of directors approved a new share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$10 million during the next twelve-month period. This share repurchase program was publicly announced on August 27, 2021.

The table below is a summary of the Class A ordinary shares repurchased by us in the fiscal year ended March 31, 2022. The shares were repurchased in open market or in privately negotiated transactions pursuant to our share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Class A Ordinary Share		Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Class A Ordinary Shares that May Yet Be Purchased Under the Plans
April 1 – April 30, 2021	7,776,900	US$	0.07	7,776,900	US$	2,026,271
May 1 – May 31, 2021	10,066,100	US$	0.06	10,066,100	US$	1,385,068
June 1 – June 30, 2021	—		—	—	US$	1,385,068
July 1 – July 31, 2021	750,000	US$	0.05	750,000	US$	1,345,091
August 1 - August 31, 2021	2,051,050	US$	0.04	2,051,050	US$	1,264,567
September 1 - September 30, 2021	—		—	—	US$	1,264,567
October 1 – October 31, 2021	4,500,000	US$	0.04	4,500,000	US$	9,810,964
November 1 – November 30, 2021	500,000	US$	0.04	500,000	US$	9,792,173
December 1 – December 31, 2021	—		—	—	US$	9,792,173
January 1 – January 31, 2022	—		—	—	US$	9,792,173
February 1 – February 28, 2022	—		—	—	US$	9,792,173
March 1 – March 31, 2022	—		—	—	US$	9,792,173
Total	25,644,050	US$	0.06	25,644,050	US$	9,792,173

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we intend to follow our home country practice in lieu of the following NYSE corporate governance requirements: (i) having a majority of independent directors on our board of directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. The home country practices we intend to follow with respect to each of the aforementioned NYSE corporate governance requirements are as follows: (i) as permitted under Cayman Islands law, our board of directors consists of two independent directors and three directors that are not independent; (ii) as permitted under Cayman Islands law, our audit committee has only two members; (iii) as permitted under Cayman Islands law, we did not hold an annual meeting of shareholders in 2021 and will not hold one in 2022; (iv) as permitted under Cayman Islands law, our compensation committee consists of one independent director and one director that is not independent; and (v) as permitted under Cayman Islands law, our nominating and corporate governance committee consists of one independent director and one director that is not independent. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of MOGU Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

2.3	Deposit Agreement, dated December 5, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-229419), filed with the SEC on January 30, 2019

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38748) filed with the SEC on July 29, 2020)

2.5	Eleventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 3, 2016, as amended on July 17, 2018 (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.1	Amended and Restated Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.4	English translation of executed form of the amended and restated shareholder voting proxy agreement and powers of attorney among a VIE of the Registrant, its shareholders and a WFOE of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements and powers of attorney adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.5	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, dated July 18, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.6	English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong, dated August 20, 2017 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.7	English translation of executed form of the loan agreement among a WFOE of the Registrant and the shareholders of a VIE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

Exhibit Number	Description of Document

4.8	English translation of executed form of the amended and restated exclusive consultation and service agreement between a WFOE of the Registrant and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.9	English translation of executed form of the amended and restated exclusive option agreement among the WFOE of the Registrant, a VIE of the Registrant and its shareholders, as currently in effect, and a schedule of all executed exclusive option agreement adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.10	English translation of executed form of the spousal consent letters granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.11	Series C-3 Preferred Share Subscription Agreement between the Registrant, Image Future Investment (HK) Limited and certain other parties thereto, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.12	English translation of Business Cooperation Agreement between the Registrant and Image Future Investment (HK) Limited, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

4.13	Subscription Agreement between the Registrant and Windcreek Limited, dated November 2, 2018, as amended on November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018

4.14	English translation of Customized Agreement for Project Office Building, Block XH0205-22, Shuangqiao (Yungu) Unit between Hangzhou Great Channel Information Technology Co., Ltd and Hangzhou Juangua Network Co., Ltd, a subsisiary of the Registrant, dated August 8, 2020 (incorporated herein by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No.001-38748) filed with the SEC on June 30, 2021

8.1*	Significant Subsidiaries and Consolidated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of King & Wood Mallesons

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

By:	/s/ Qi Chen
	Name:	Qi Chen
	Title:	Chief Executive Officer
Date: July 15, 2022

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of MOGU Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
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
Shanghai, the People’s Republic of China
July 1
5
, 2022
We have served as the Company’s auditor since 2012.

MOGU INC.
CONSOLIDATED BALANCE SHEETS
As of March 31, 2021 and 2022
(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2021	2022
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		542,076	438,608	69,189
Restricted cash		808	809	128
Short-term investments	7	260,245	196,853	31,053
Inventories, net		240	79	12
Loan receivables, net	8	99,965	26,788	4,226
Prepayments and other current assets	9	77,679	55,135	8,697
Amounts due from related parties	18	6,061	640	101

Total current assets		987,074	718,912	113,406

Non-current assets:
Property, equipment and software, net	11	10,780	7,702	1,215
Intangible assets, net	12	426,005	89,822	14,169
Goodwill	13	186,504	63,460	10,011
Investments	10	66,382	72,120	11,377
Other non-current assets	9	163,111	214,964	33,910

Total non-current assets		852,782	448,068	70,682

Total assets		1,839,856	1,166,980	184,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	2(r)	—	10,064	1,588
Accounts payable		19,938	17,950	2,832
Salaries and welfare payable		4,349	12,311	1,942
Advances from customers		77	901	142
Taxes payable		1,558	3,265	515
Amounts due to related parties	18	6,234	4,694	740
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB258,077 and RMB217,527 as of March 31, 2021 and 2022, respectively. Note 1)	14	333,127	272,638	43,009

Total current liabilities		365,283	321,823	50,768

Non-current liabilities:
Deferred tax liabilities	15	17,526	12,112	1,911
Other non-current liabilities	14	2,151	890	140

Total non-current liabilities		19,677	13,002	2,051

Total liabilities		384,960	334,825	52,819

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED BALANCE SHEETS—(Continued)
As of March 31, 2021 and 2022
(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2021	2022
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2021 and 2022; 2,432,015,450 and 2,433,353,800 shares issued as of March 31, 2021 and 2022, respectively; 2,215,043,400 and 2,190,737,700 shares outstanding as of March 31, 2021 and 2022, respectively)	16	165	165	26
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2021 and 2022; 303,234,004 shares issued and outstanding as of March 31, 2021 and 2022, respectively)	16	16	16	3
Treasury stock (US$0.00001 par value; 216,972,050 and 242,616,100 shares as of March 31, 2021 and 2022, respectively)	2(ab), 16	(126,424)	(136,113)	(21,471)
Additional paid-in capital		9,458,643	9,471,101	1,494,029
Statutory reserves		3,331	3,331	525
Accumulated other comprehensive income		97,145	69,016	10,887
Accumulated deficit		(7,977,980)	(8,617,780)	(1,359,421)

Total MOGU Inc. shareholders’ equity		1,454,896	789,736	124,578
Non-controlling interests		—	42,419	6,691

Total shareholders’ equity		1,454,896	832,155	131,269

Total liabilities and shareholders’ equity		1,839,856	1,166,980	184,088

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended March 31, 2020, 2021 and 2022
(All amounts in thousands, except for share and per share data)

		For the year ended March 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues		438,274	318,602	226,742	35,768
Marketing services revenues		243,081	71,345	17,888	2,822
Financing solutions revenues		53,989	49,285	31,852	5,025
Technology services revenues		27,676	28,505	46,077	7,269
Other revenues	5	72,294	14,655	14,910	2,352

Total revenues		835,314	482,392	337,469	53,236
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB92,591, RMB45,757 and RMB31,813 for the years ended March 31, 2020, 2021 and 2022, respectively)		(293,757)	(183,112)	(159,601)	(25,176)
Sales and marketing expenses		(613,183)	(229,775)	(148,410)	(23,411)
Research and development expenses		(171,137)	(103,474)	(82,641)	(13,036)
General and administrative expenses		(128,152)	(103,038)	(79,178)	(12,490)
Amortization of intangible assets	12	(331,294)	(341,802)	(328,154)	(51,765)
Impairment of goodwill and intangible assets	12, 13	(1,382,149)	—	(235,394)	(37,132)
Other income, net	6	11,472	49,885	25,427	4,011

Loss from operations		(2,072,886)	(428,924)	(670,482)	(105,763)
Interest income		29,312	19,601	13,903	2,193
(Loss)/gain from investments, net	10	(66,550)	86,497	232	37

Loss before income tax and share of results of equity investee		(2,110,124)	(322,826)	(656,347)	(103,533)
Income tax benefits/(expenses)	15	590	(5,181)	14,512	2,289
Share of results of equity method investees	10	(114,104)	36	(539)	(85)

Net loss		(2,223,638)	(327,971)	(642,374)	(101,329)
Net loss attributable to non-controlling interests		—	—	(2,574)	(406)

Net loss attributable to MOGU Inc.		(2,223,638)	(327,971)	(639,800)	(100,923)

Net loss		(2,223,638)	(327,971)	(642,374)	(101,329)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	2(e)	105,433	(72,993)	(17,400)	(2,745)
Share of other comprehensive loss of equity method investees		(145)	—	—	—
Unrealized securities holding gains/(losses), net of tax		18,713	(31,658)	(10,729)	(1,692)

Total comprehensive loss		(2,099,637)	(432,622)	(670,503)	(105,766)
Total comprehensive loss attributable to non-controlling interests		—	—	(2,574)	(406)

Total comprehensive loss attributable to MOGU Inc.		(2,099,637)	(432,622)	(667,929)	(105,360)

Net loss per ordinary share
Basic		(0.82)	(0.12)	(0.25)	(0.04)
Diluted		(0.82)	(0.12)	(0.25)	(0.04)
Net loss per ADS
Basic		(245.36)	(37.41)	(76.17)	(12.02)
Diluted		(245.36)	(37.41)	(76.17)	(12.02)
Weighted average number of shares used in computing net loss per share
Basic		2,718,827,977	2,630,425,361	2,519,948,060	2,519,948,060
Diluted		2,718,827,977	2,630,425,361	2,519,948,060	2,519,948,060
Share-based compensation expenses included in:
Cost of revenues		2,747	(2,464)	(1,872)	(295)
General and administrative expenses		(17,740)	(14,475)	(6,789)	(1,071)
Sales and marketing expenses		(7,927)	(5,416)	(3,905)	(616)
Research and development expenses		(9,265)	(3,940)	108	17
Note:
Basic and diluted earnings per ADS for the years ended March 31, 2020 and 2021 have been retrospectively adjusted for the ADS ratio change that were effective on March 28, 2022 as detailed in Note 2(a).
The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended March 31, 2020, 2021 and 2022
(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at April 1, 2019	2,371,289,450	161	303,234,004	16	—	—	9,392,737	2,475	(5,425,515)	77,795	4,047,669

Net loss	—	—	—	—	—	—	—	—	(2,223,638)	—	(2,223,638)
Share-based compensation	—	—	—	—	—	—	32,185	—	—	—	32,185
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	105,433	105,433
Share of other comprehensive loss of equity method investee	—	—	—	—	—	—	—	—	—	(145)	(145)
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	18,713	18,713
Appropriations to statutory reserves	—	—	—	—	—	—	—	155	(155)	—	—
Repurchase of ordinary shares (Note 16)	(10,456,075)	—	—	—	10,456,075	(6,566)	—	—	—	—	(6,566)
Exercise of option and RSUs	47,620,800	3	—	—	—	—	9,027	—	—	—	9,030
Others	—	—	—	—	—	—	(2,209)	—	—	—	(2,209)

Balances at March 31, 2020	2,408,454,175	164	303,234,004	16	10,456,075	(6,566)	9,431,740	2,630	(7,649,308)	201,796	1,980,472

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY—(Continued)
For the years ended March 31, 2020, 2021 and 2022
(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total MOGU Inc. Shareholders’ equity	Noncontrolling interests	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at March 31, 2020	2,408,454,175	164	303,234,004	16	10,456,075	(6,566)	9,431,740	2,630	(7,649,308)	201,796	1,980,472	—	1,980,472

Net loss	—	—	—	—	—	—	—	—	(327,971)	—	(327,971)	—	(327,971)
Share-based compensation	—	—	—	—	—	—	26,295	—	—	—	26,295	—	26,295
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(72,993)	(72,993)	—	(72,993)
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(31,658)	(31,658)	—	(31,658)
Appropriations to statutory reserves	—	—	—	—	—	—	—	701	(701)	—	—	—	—
Repurchase of ordinary shares (Note 16)	(206,515,975)	—	—	—	206,515,975	(119,858)	—	—	—	—	(119,858)	—	(119,858)
Exercise of option and RSUs	13,105,200	1	—	—	—	—	608	—	—	—	609	—	609

Balances at March 31, 2021	2,215,043,400	165	303,234,004	16	216,972,050	(126,424)	9,458,643	3,331	(7,977,980)	97,145	1,454,896	—	1,454,896

Net loss	—	—	—	—	—	—	—	—	(639,800)	—	(639,800)	(2,574)	(642,374)
Share-based compensation	—	—	—	—	—	—	12,458	—	—	—	12,458	—	12,458
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(17,400)	(17,400)	—	(17,400)
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(10,729)	(10,729)	—	(10,729)
Repurchase of ordinary shares (Note 16)	(25,644,050)	—	—	—	25,644,050	(9,689)	—	—	—	—	(9,689)	—	(9,689)
Exercise of option and RSUs	1,338,350	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling interests on acquisition of subsidiaries (Note 3)	—	—	—	—	—	—	—	—	—	—	—	44,993	44,993

Balances at March 31, 2022	2,190,737,700	165	303,234,004	16	242,616,100	(136,113)	9,471,101	3,331	(8,617,780)	69,016	789,736	42,419	832,155

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2020, 2021 and 2022
(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(2,223,638)	(327,971)	(642,374)	(101,329)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	338,468	351,129	333,550	52,616
Provision for/(reversal of) loan receivables and prepayments and other current assets	19,495	5,615	(151)	(24)
(Gains)/losses on disposal of property and equipment	(666)	(1,468)	448	71
Foreign exchange loss/(gain)	4,136	(5,574)	(1,214)	(192)
Goodwill impairment	1,382,149	—	186,504	29,420
Impairment of intangible assets	—	—	48,890	7,712
Share-based compensation expenses	32,185	26,295	12,458	1,965
Deferred income tax benefit	(2,709)	(4,644)	(15,962)	(2,518)
Loss/(gain) from investments, net	66,550	(86,497)	(232)	(37)
Share of results of equity investee	114,104	(36)	539	85
Changes in operating assets and liabilities:
Prepayments and other current assets	61,182	21,184	22,157	3,495
Loan receivables - service fee	11	51	1,211	191
Inventories	2,116	2,686	161	26
Amounts due from related parties	1,732	(90)	141	22
Other non-current assets	(13,486)	(2,627)	(442)	(70)
Accounts payable	(909)	2,857	(1,505)	(237)
Salary and welfare payable	(16,080)	(1,683)	7,839	1,237
Taxes payable	498	(4,784)	1,474	233
Advances from customers	(1,074)	(26)	667	105
Amounts due to related parties	2,625	(5,784)	(1,540)	(243)
Accruals and other current liabilities	(78,478)	(46,564)	(67,028)	(10,576)

Net cash used in operating activities	(311,789)	(77,931)	(114,409)	(18,048)

Cash flows from investing activities:
Purchase of property, equipment and software	(10,430)	(152,648)	(55,138)	(8,698)
Purchase of intangible assets	(52,433)	(13,103)	—	—
Disposal of property and equipment	2,045	1,917	133	21
Disposal of long-term investment	—	104,399	5,279	833
Purchase of short-term investments	(1,276,000)	(2,077,485)	(1,783,441)	(281,331)
Proceeds from sale of short term investments	1,250,000	2,055,608	1,842,401	290,632
Cash paid for long-term investments	(15,575)	(23,000)	(34,564)	(5,452)
Cash paid for loan originations	(1,737,413)	(1,705,401)	(1,073,006)	(169,263)
Cash received from loan repayments	1,726,656	1,713,050	1,148,415	181,158
Acquisition of subsidiaries, net of cash acquired	—	—	(36,132)	(5,700)

Net cash (used in)/provided by investing activities	(113,150)	(96,663)	13,947	2,200

Cash flows from financing activities:
Proceeds from short-term borrowing	—	—	10,139	1,599
Cash payment of remaining issuance cost for IPO	(873)	—	—	—
Return of the proceeds withdrawn by employees for deemed exercise of share options	(23,602)	—	—	—
Proceeds from exercise of share options	1,709	609	—	—
Cash payment for repurchase of ordinary shares (Note 16)	(6,566)	(119,858)	(9,689)	(1,528)

Net cash (used in)/provided by financing activities	(29,332)	(119,249)	450	71

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	33,929	(20,647)	(3,455)	(544)

Net decrease in cash and cash equivalents and restricted cash	(420,342)	(314,490)	(103,467)	(16,321)
Cash and cash equivalents and restricted cash at beginning of year	1,277,716	857,374	542,884	85,638

Cash and cash equivalents and restricted cash at end of year	857,374	542,884	439,417	69,317

Supplemental disclosures of cash flow information:
Cash paid for income taxes	(1,130)	(13,889)	(920)	(145)
Cash paid for interest	—	—	(787)	(124)
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
In June 2011, Meili Group Limited, formerly known as MOGU (HK) Limited, was established by the Company in Hong Kong. In November 2011, Meili Group Limited established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd. (“Hangzhou Shiqu”). In the same month, the Company obtained control over Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”) through Hangzhou Shiqu by entering into a series of contractual agreements with Hangzhou Juangua and its shareholders. The Company obtained effective control of Aimei Tech Holdings Limited (“Aimei”) and Meiliworks Limited (“Meiliworks”) through a series of transactions in January and February 2016, respectively. The Company obtained effective control of Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”) through a business acquisition transaction in July 2021 (Note 3).
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
Mogujie.com
and
Meilishuo.com
websites. The Group also provides online marketing, commission, financing, technology and other relevant services to merchants and users as well as technology services to brands owners.
The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIE’s subsidiaries.
As of March 31, 2022, the Company’s major subsidiaries, consolidated VIEs and VIE’s subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries:
Meili Group Limited	100%	Hong Kong, China June 23, 2011
Hangzhou Shiqu	100%	Hangzhou, China November 16, 2011
Meilishuo (Beijing) Network Technology Co., Ltd.	100%	Beijing, China November 23, 2010

		Place and date of incorporation
Consolidated VIEs :
Hangzhou Juangua		Hangzhou, China April 13, 2010
Beijing Meilishikong Network and Technology Co., Ltd.		Beijing, China July 6, 2010

(b)	Consolidated variable interest entities
In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services under value-added telecommunications services and certain other businesses in China, the Group operates an online platform that provides internet information services and engages in other foreign-ownership-restricted businesses through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual agreements with these PRC domestic companies and their respective Nominee Shareholders (“Contractual Agreements”). These Contractual Agreements cannot be terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Group maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies and is obligated to absorb expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.
The principal terms of the agreements entered into amongst the consolidated VIEs, their respective shareholders and the Group’s subsidiaries are further described below.
Loan Agreements
Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries made loans to the Nominee Shareholders for the sole purpose of making capital contributions to the consolidated VIEs by the Nominee Shareholders. The Nominee Shareholders can only repay the loans by the sale of all their equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries or their designated person pursuant to the exclusive option agreements, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to the Group’s relevant PRC subsidiaries. In the event that the Nominee Shareholders sells their equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries or their designated person at a price equal to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loans, the excess amount will be deemed as interest on the loans paid to the Group’s relevant PRC subsidiaries. The term of the loan agreements are 20 years from the date of the loan agreements, which may be extended upon mutual agreement.
On July 18, 2018, Hangzhou Shiqu and each of Mr. Qi Chen, Mr. Yibo Wei and Mr. Xuqiang Yue, each a shareholder of Hangzhou Juangua, entered into an amended and restated loan agreement in the principal amount of RMB5,867, RMB2,362 and RMB1,771, respectively, which contained terms substantially similar to the loan agreements described above.
Exclusive Consultation and Service Agreements
Pursuant to the exclusive consultation and service agreements, the Group’s relevant PRC subsidiaries have the exclusive right to provide the consolidated VIEs with technical and consulting services. Without the Group’s relevant PRC subsidiaries’ prior written consent, the consolidated VIEs may not accept any services subject to these agreements from any third party. The consolidated VIEs agree to pay the Group’s relevant PRC subsidiaries a quarterly service fee at an amount that is equal to the consolidated VIEs’ revenue for the relevant quarter after deducting any applicable taxes, cost of revenues and retained earnings (which should be zero unless the Group’s relevant PRC subsidiaries otherwise agrees in writing) or an amount adjusted at the Group’s relevant PRC subsidiaries’ sole discretion for the relevant quarter, which should be paid within 10 business days after the consolidated VIEs confirms in writing the amount and breakdown of the service fee for the relevant quarter. The Group’s relevant PRC subsidiaries have the exclusive ownership of all the intellectual property rights created as a result of the performance of the agreements. To guarantee the consolidated VIEs’ performance of their obligations under the agreements, the Nominee Shareholders of the consolidated VIEs have pledged their entire equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries pursuant to the equity interest pledge agreements. The agreements have a term of 10 years, which will be automatically renewed upon expiration, unless they are otherwise terminated in accordance with the provisions of the agreements.

Exclusive Purchase Option Agreements
Pursuant to the exclusive option agreements, each of the Nominee Shareholders of the consolidated VIEs has irrevocably granted the Group’s relevant PRC subsidiaries exclusive option
s
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
The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of March 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	163,376	213,094
Restricted cash	808	809
Short-term investments	60,000	—
Inventories, net	104	64
Loan receivables, net	99,965	26,788
Prepayments and other current assets	57,385	34,137
Amounts due from non-VIE subsidiaries of the Company (1)	312,410	76,920
Amounts due from related parties	5	—
Property, equipment and software, net	1,901	1,238
Intangible assets, net	59,910	43,104
Goodwill	928	63,460
Investments	42,101	34,331
Other non-current assets	160,675	212,613

Total assets	959,568	706,558

	As of March 31,
	2021	2022
	RMB	RMB
Amounts due to non-VIE subsidiaries of the Company (2)	1,381,497	1,405,464
Accounts payable	721	552
Salaries and welfare payable	579	4,464
Advances from customers	77	89
Taxes payable	694	1,656
Amounts due to related parties	1,329	1,331
Accruals and other current liabilities	258,077	217,527
Deferred tax liabilities	16,118	10,704

Total liabilities	1,659,092	1,641,787

Total shareholders’ deficit	(699,524)	(935,229)

Note 1: The amount due from non-VIE subsidiaries of the Company as of March 31, 2021 and 2022 mainly represented the receivables of VIEs due from the Company’s wholly-owned subsidiaries for treasury management purpose and service charge.
Note 2: The amount due to non-VIE subsidiaries of the Company as of March 31, 2021 and 2022 mainly represented the payables resulting from technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements.

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Third-party revenues	94,829	85,012	69,793
Inter-company revenues	42,749	25,679	31,816
Third-party costs and expenses	(120,913)	(95,454)	(187,958)
Inter-company costs and expenses (3)	(28,733)	(32,490)	(15,779)
Third-party other operating income	1,793	5,983	2,415
Inter-company other operating income/(loss)	6,915	—	(197,698)
(Expense)/income from non-operations	(2,076)	8,197	12,750

Loss before income tax benefit	(5,436)	(3,073)	(284,661)
Add: Income tax benefit	1,343	4,794	14,689

Net (loss)/profit	(4,093)	1,721	(269,972)

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Inter-company payment for service charge	—	(39,859)	(40,409)
Other operating activities with non-VIE subsidiaries (4)	196,796	68,317	131,050
Operating activities with external parties	(10,085)	(3,132)	(69,065)
Net cash provided by operating activities	186,711	25,326	21,576
Net cash (used in)/provided by investing activities	(38,652)	(202,312)	28,143
Net cash provided by financing activities	960	—	—
Net increase/(decrease) in cash and cash equivalents and restricted cash	149,019	(176,986)	49,719
Note 3: Inter-company costs and expenses are technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements, all of which have been eliminated in the presentation of Consolidated Statements of Operations and Comprehensive Loss.
Note 4: Other operating activities with non-VIE subsidiaries included cash receipts for treasury management purpose and service fees charged by the VIEs to the Group’s non-VIE subsidiaries.
Under
the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can direct assets transferred out of the consolidated VIEs and VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital and reserve funds of the consolidated VIEs which
totals RMB
15,178 as of March 31, 2021 and 2022. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.
The Group believes that the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel.
The Nominee Shareholders of the consolidated VIEs also own the majority of the voting shares of the Company. The enforceability, and therefore the benefits of the Contractual Agreements between the Company’s PRC subsidiaries and the consolidated VIEs depends on those individuals enforcing the contracts. There is a risk that the benefits of ownership between the Company and the consolidated VIEs may not be aligned in the future and they may fail to perform their contractual obligations. There would be a significant negative impact to the Company if these contracts were not enforced.
The Group’s operations depend on the consolidated VIEs to honor their Contractual Agreements with the Group and the Company’s ability to control the consolidated VIEs also depends on the authorization by the Nominee Shareholders of the consolidated VIEs to exercise voting rights on all matters requiring shareholder approval in the consolidated VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to control and consolidate the consolidated VIEs as a result of the aforementioned risks and uncertainties is considered to be remote.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
On March 18, 2022, the Company announced to change the ratio of its American Depositary Shares (“
ADSs
”) to its Class A ordinary shares (the “
ADS Ratio
”), par value US$0.00001 per share, from the current ADS Ratio of one (1) ADS to twenty-five (25) Class A ordinary share to a new ADS Ratio of one (1) ADS to three hundred (300)
Class A ordinary shares. The change in the ADS Ratio was effective on March 28, 2022. The number of ADSs and net loss per ADS as disclosed elsewhere in these consolidated financial statements have been retrospectively adjusted, where applicable.
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

(c)	Business combination and non-controlling interests
The Company accounts for its business combinations using the acquisition method of accounting. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Operations and Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations and Comprehensive Loss.
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
Transactions denominated in currencies other than the relevant functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Other income, net in the Consolidated Statements of Operations and Comprehensive Loss. Total foreign exchange gains/(losses) were a loss of RMB4,136, a gain of RMB5,574 and a gain of RMB1,214 for the years ended March 31, 2020, 2021 and 2022, respectively.
The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of the consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments recorded in the Group’s other comprehensive income/(loss) were a gain of RMB
105,433, a loss of RMB72,993 and a loss of RMB17,400 for the years ended March 31, 2020, 2021 and 2022, respectively.

(f)	Convenience translation
Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3393, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

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
The Company’s financial instruments include cash and cash equivalents, short-term investments, loan receivables, prepayments and other current assets, amounts due from related parties, accounts payable, amounts due to related parties, accruals and other current liabilities and short-term borrowings. The carrying amounts of loan receivables, prepayments and other current assets, accounts payable, accruals and other current liabilities and short-term borrowing approximate their fair value due to their relatively short maturity.

(h)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits held by financial institutions as well as highly liquid investments, which have original maturities of three months or less and are readily convertible to known amount of cash.

(i)	Restricted cash
Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the Consolidated Balance Sheets. The Group’s restricted cash mainly represents deposits held in designated bank accounts as security for payment processing. Restricted cash with an expected collection period within one year is classified as current assets in the Consolidated Balance Sheets. Restricted cash is included with cash and cash equivalents when reconciling the beginning-of-period
and
end-of-period
total amounts shown on the Consolidated Statement of Cash Flows.

(j)	Short-term investments
Short-term investments are comprised of (i) time deposits placed with banks with original maturities longer than three months but less than one year, (ii) investments in wealth management products issued by banks, primarily with the pre-agreed
fixed interest rate or variable interest rates and with original maturities within one year, and (iii) equity securities with readily determinable fair value. The time deposits and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. The short-term investments are stated at fair value. Changes in the fair value are reflected in the Consolidation Statement of Operations and Comprehensive Loss.

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
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs of nil, RMB1,696 and RMB97 are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2020, 2021 and 2022, respectively.

(m)	Property, equipment and software, net
Property, equipment and software are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Electronic equipment	3 years
Furniture and office equipment	5 years
Computer softwares	3- 10 years
Vehicles	5 years
Leasehold improvements	Shorter of the expected use life or the lease term
Repairs and maintenance costs are charged to expense as incurred. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss.

(n)	Intangible assets, net
Intangible assets purchased from third parties are initially recorded at cost. The Group performs a valuation of the identifiable intangible assets acquired in a business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are amortized using the straight-line method or other method which reflects the pattern in which the asset’s economic benefits are consumed over the estimated economic useful lives of the assets.
The estimated useful lives of intangible assets are as follows:

Domain name	5-20 years
Trademarks	4-10 years
Insurance agency license	20 years
Broadcasting license	4-5 years
Buyer and customer relationship	5 years
Brand	2-8 years
Technology	2-5 years
Strategic business resources	3-5 years
The Group recorded impairment charges for intangible assets
 of nil, nil and RMB48,890 (Note 12) for the years ended March 31, 2020, 2021 and 2022, respectively.

(o)	Goodwill
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

An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of its reporting units using the income approach (discounted cash flows) methodology of valuation. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. As of March 31, 2021, the Group had only one reporting unit. Since the Company acquired Ruisha Technology in July 2021, the Company now has two reporting units.

(p)	Investments
The Group’s investments include equity method investments and available-for-sale
security investments.
The Group has investments in privately held companies. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance
common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.
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
Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee are recorded in share of results of equity investee in the Consolidated Statements of Operations and Comprehensive Loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee. If the investee subsequently reports earnings the Group resumes applying the equity method by only recognizing such income to the extent it exceeds previously unrecognized cumulative losses,
Investments in debt securities and investments in equity securities that have readily determinable fair values, are accounted for as available-for-sale
security investments, and are carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.
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

(r)	Short-term borrowings
Borrowings are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive Loss over the estimated term of the facilities using the effective interest method. As of March 31, 2022, the Company had short-term borrowings from one financial institution of RMB10,064 with an interest rate of 6.8% per annum. The borrowings were repayable in less than 12 months.

(s)	Revenue recognition
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
Revenue recognition policies for each type of revenue stream are analyzed as follows:
Commission revenues
The Group operates its online platform as a marketplace for merchants to sell their merchandise to the users and also provides integrated platform-wide services. When the transactions are completed on the Group’s platform, the Group charges merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. The Group has determined that services to enable the successful merchandise transactions on the Group’s marketplace and integrated promotional related services are separate performance obligations. For the year ended March 31, 2022, commission revenue only related to the obligation to enable successful merchandise transactions. There was no commission revenue recognized in fiscal 2022 related to integrated promotional related services. The Group applies the practical expedient that allocates the commission revenues for the integrated services to the respective day on which the Group has the right to invoice. The Group does not control the underlying merchandise provided by merchants before they are transferred to users, as the Group is not responsible for fulfilling the promise to provide the merchandise to users and has no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, the Group has no discretion in establishing prices of the merchandise provided by merchants. Revenues are recognized on a net basis by the Group as an agent to the extent of the commission the Group earns at the point of users’ acceptance of merchandise.
Commission fees are refundable if and when users return the merchandise to merchants and the refund is recognized as variable consideration. The Group determines the amount of consideration to which the Group expects to be entitled subject to constraint that it is probable that a significant reversal in the cumulative amount of revenue recognized will not occur when the uncertainty is resolved. The Group recognizes the amounts received for which the Group does not expect to be entitled as a refund liability when it transfers service to merchants as an agent. At the end of each reporting period, the Group updates its assessment of amounts for which it expects to be entitled in exchange for the transferred services and makes a corresponding change to the amount of commission revenue recognized.

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
Financing solutions revenues
Financing solutions include loans to users and merchants through factoring arrangements. The Group extends loans to users by making payments to merchants on behalf of users. In this manner, the Group purchases merchants’ receivables due from respective users without recourse and charges a service fee (which includes a financing component) to users based on the principal and repayment terms. The Group also extends loans to merchants by purchasing their accounts receivables from users with recourse and charges a service fee to merchants based on the principal. The Group records loan receivables when the cash is advanced to the users or merchants. The service fees are recognized over the term of loans.
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
Technology services revenues
The Group provides technology services to corporate customers who operate through the Group’s online platform and third-party platforms. Fees are fixed or charged as agreed percentages of the amount of the successful transactions of the customers. Revenue from technology services is recognized when the services are rendered, ratably over the period during which the services are provided, or upon the completion of successful transactions.
Other revenues
Other revenues are mainly comprised of the revenues from online direct sales and other services.
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
Remaining performance obligations
Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2022, remaining performance obligations reprensent advance payments received by the Group for future technology services provide to brand customers. The aggregate amount of transaction price allocated to remaining performance obligations was RMB3,178.

(t)	User incentives
In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined
threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2020, 2021 and 2022, the Group recorded marketing expenses related to the vouchers of RMB73,795, RMB46,676 and RMB34,365, respectively.

(u)	Cost of revenue
Cost of revenue is comprised of primarily payroll costs including share-based compensation expenses, information technology related expenses, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

(v)	Sales and marketing expenses
Sales and marketing expenses are comprised primarily of promotion expenses, payroll costs including share-based compensation expenses, depreciation expenses and other daily expenses which are related to the sales and marketing departments.

(w)	Research and development expenses
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

(x)	General and administrative expenses
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

(y)	Government grants
Government grants represent cash subsidies received from
 the
PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income when received. Total government grants received were RMB13,938, RMB15,819 and RMB8,608 for the years ended March 31, 2020, 2021 and 2022, respectively.

(z)	Operating leases
Under ASC 840, leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. The Group leases office space under operating lease agreements with initial lease term
s
up to five years. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease
basis and are generally not included in the initial lease terms.
The Group has no capital leases during the periods presented.

(aa)	Share-based compensation
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

Before the Group’s IPO, the fair value of the RSUs was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. After the IPO, the fair value of the RSUs is determined based on the quoted market price of ordinary shares on the grant date.
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

(ab)	Treasury stock
Effective May 30, 2019, May 28, 2020, September 13, 2020 and August 26, 2021, the Board of Directors approved share repurchase programs to repurchase shares up to US$15 million, US$10 million, US$10 million and US$10million, respectively, worth of outstanding ADSs/class A ordinary share of the Company over the next 12 months of each date.
Each one of ADSs represents 300
class A ordinary share (Note 2(a)). The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.
These repurchased ADSs/class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to March 31, 2022, 80,656,025 Class A Ordinary Shares were repurchased with a total consideration of US$6,095 (RMB40,617), at a weighted average price of US$0.08 per share in open market, and 161,960,075 outstanding Class A Ordinary Shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders.

(ac)	Employee benefits
Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB55,833, RMB30,654 and RMB37,586 for the years ended March 31, 2020, 2021 and 2022, respectively.

(ad)	Taxation
Income taxes
Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period that the change is enacted in the respective jurisdiction. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Deferred income taxes are classified as non-current
in the Consolidated Balance Sheets.
Uncertain tax positions
The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not
recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

(ae)	Statutory reserves
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
The Group has made RMB155, RMB701 and nil
appropriations to statutory surplus fund and other reserve funds for Hangzhou Juandou, Shanghai Shiqu and Meilishuo Beijing for the years ended March 31, 2020, 2021 and 2022, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were each in accumulated loss positions.

(af)	Comprehensive income/(loss)
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

(ag)	Net income/(loss) per share
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

(ah)	Segment reporting
Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer. The Group’s CODM only reviews consolidated results. This resulted in only one operating and reportable segment in the Group.
The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ai)	Recent accounting pronouncements
In February 2016, the FASB issued ASU
2016-02,
Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use
asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. According to the ASU 2020-05, the effective date of new lease standard (topic 842) for private entities is deferred to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2023 and interim periods in the year ended March 31, 2023. The Group estimates that in the range of approximately RMB12,000 to RMB20,000 would be recognized as total right-of-use assets and total lease liabilities on Consolidated Balance Sheet as of April 1, 2022. Other than disclosed, the Company do not expect the new standard to have a material impact on its consolidated financial statements.
In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of
ASU 2016-13, Financial
Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU relates to the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities.
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
For financial assets measured at amortized cost, ASU 2019-04 requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. For available-for-sale debt securities, ASU 2019-04 made several targeted amendments to the existing other-than-temporary impairment model, including (1) requiring disclosure of the allowance for credit losses, (2) allowing reversals of the previously recognized credit losses until the entity has the intent to sell, is more-likely-than-not required to sell the securities or the maturity of the securities, (3) limiting impairment to the difference between the amortized cost basis and fair value and (4) not allowing entities to consider the length of time that fair value has been less than amortized cost as a factor in evaluating whether a credit loss exists.

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
In December 2019, the FASB issued ASU
2019-12—Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date
loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based
tax, (2) requires an entity to evaluate when a
step-up
in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public business entities. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. As an emerging growth company, the Company elected to use the extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group elected to adopt this new guidance for the year ended March 31, 2023 and interim periods in the year ended March 31, 2023. The ASU is currently not expected to have a material impact on the consolidated financial statements.
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
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments
(Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. As an emerging growth company, the standard is effective for the Company for the year ended March 31, 2023 including interim periods in the year ended March 31, 2023. The ASU is currently not expected to have a material impact on the consolidated financial statements.
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The standard is effective for the Company for the year ended March 31, 2024 including interim periods in the year ended March 31, 2024. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

3 SIGNIFICANT ACQUISITION TRANSACTIONS
Acquisition of Ruisha Technology
Ruisha Technology was engaged in providing corporate customers with one-stop brand and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement. The Group previously held an approximately 18.1% equity interest in Ruisha Technology which was considered not in substance common stock and classified as an available-for-sale debt investment (Note 10). In July 2021, the Group acquired additional equity interests in Ruisha Technology for a cash consideration of RMB50,000. Upon the consummation of the acquisition, the Group beneficially owned 59.62% equity interests in Ruisha Technology and effectively controls Ruisha
Technology. Therefore, the financial statements of Ruisha Technology have been consolidated into the Group’s consolidated financial statements from the date control was obtained.
The Company accounted for the step acquisition using the acquisition method of accounting. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in Ruisha Technology over (ii) the fair value of the identifiable net assets of Ruisha Technology is recorded as goodwill. The allocation of the purchase price as of the date of acquisition is summarized as follows:

	Amount	Estimated useful lives
	RMB
Net assets acquired (1)	12,639
Amortizable intangible assets
Customer Relationship	39,500	5 years
Technology	9,900	5 years
Goodwill (2)	63,460
Deferred tax liabilities	(12,350)
Noncontrolling interests (3)	(44,993)
	68,156

Amount
RMB
Total purchase price is comprised of:
- fair value of previously held equity interests	18,156
- cash consideration	50,000

Total	68,156

(1)
Net assets acquired primarily included cash and cash equivalents of RMB13,868, prepayments and other current assets of RMB8,427, property, equipment and software of RMB91, intangible assets, net of RMB39, other non-current assets, net of RMB91, accounts payable of RMB465, salaries and welfare payable of RMB123, advances from customers of RMB156, taxes payable of RMB277, accruals and other current liabilities of RMB8,617 and non-current liabilities of RMB239 as of the date of the acquisition.

(2)	Goodwill arising from this acquisition was attributable to the synergies expected from using the operating experience of Ruisha Technology to boost the Company’s 2B business.

(3)	Fair value of the noncontrolling interests was estimated based on the equity value of Ruisha Technology derived by the purchase consideration, adjusted for a discount for control premium.
For the year ended March 31, 2022, the revenue of Ruisha Technology since the acquisition date included in the Consolidated Statement of Operations and Comprehensive Loss was RMB21,845 and the earnings of Ruisha Technology since the acquisition date included in the Consolidated Statement of Operations and Comprehensive Loss was not material. Pro forma results of operations for the Ruisha Technology acquisition have not been presented as they are not material to the Group’s Consolidated Statements of Operations and Comprehensive Loss.

4 RISKS AND CONCENTRATION

(a)	Concentration of credit risk
Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and loan receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2021 and 2022, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances.

(b)	Concentration of customers and suppliers
There were no customers or suppliers whose revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended March 31, 2020, 2021 and 2022.

(c)	Foreign currency exchange rate risk
The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2020, 2021 and 2022, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old
policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 7.3% between March 31, 2020 and 2021. The appreciation of the RMB against the US$ was approximately 3.4% between March 31, 2021 and 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)	Certain risks and uncertainties
In the first quarter of 2020, the outbreak of the
COVID-19
pandemic caused delays in the delivery of the merchandise sold on the
e-commerce
platforms of the Group. Benefiting from the containment of the
COVID-19
pandemic in China, the operations of the Group gradually resumed normal starting from late February 2020. Therefore, the
COVID-19
did not have material impact on the financial results of the Group for the year ended March 31, 2021. During the first quarter of 2022, due to the outbreak of COVID-19 in China and the implementation of relevant COVID-19 mandates, the Group’s businesses have experienced an overall disruption of logistics and supply chain across industries. As a result, the delivery of certain merchandise sold on the e-commerce platform of the Group was delayed. While, as the
COVID-19
pandemic is still
on-going
globally, the impact on the financial performance of the Group for the period beyond the year ended March 31, 2022 cannot be reasonably estimated at this time. The extent to which this outbreak impacts the results of the Group will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this outbreak and the actions to contain this outbreak or treat its impact, among others.

5 OTHER REVENUES
Other revenues by type of service is as follows:

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Online direct sales	57,309	515	208
Promotion services revenue	6,687	9,125	7,772
Others	8,298	5,015	6,930

Total	72,294	14,655	14,910

6 OTHER INCOME, NET

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Government grants	13,938	15,819	8,608
Merchant penalty income (1)	—	12,383	8,598
Refund from depositary bank (Note 14(3))	1,303	12,096	4,058
Exchange (losses)/gains	(4,136)	5,574	1,214
Gains/(losses) on disposal of property and equipment	666	1,468	(448)
Others	(299)	2,545	3,397

Total	11,472	49,885	25,427

(1)
Merchant penalty income represents the penalties charged to the merchants that have quality and/or service issues based on the agreements with the merchants. The Company may use the penalty received from the merchants to settle its users’ complaints. The penalties are therefore recorded in other payables when received and recognized as other income when the Company considers the possibility of the penalty to be paid out is remote.

7 FAIR VALUE MEASUREMENT
As of March 31, 2021 and 2022, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition
a
re
 as follows:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	260,000	—	260,000	—
- equity securities with readily determinable fair value s	245	245	—	—
Available-for-sale debt securities	51,346	—	—	51,346

Total assets	311,591	245	260,000	51,346

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	190,000	—	190,000	—
- equity securities with readily determinable fair value s	6,853	6,853	—	—
Available-for-sale debt securities	44,873	—	—	44,873

Total assets	241,726	6,853	190,000	44,873

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
Short-term investments
Short-term investments held by the Group include wealth management products issued by banks and equity securities with readily determinable fair values. The Group values its investments in wealth management products in using model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group values its investments in equity securities with readily determinable fair values using quoted market prices and classifies the valuation technique that use these inputs within Level 1.
Available-for-sale
debt securities investments
The Group classified its
available-for-sales
debt securities as Level 3 investment
s
. The roll forward of major Level 3 investments are as following:

	iSNOB	Ruisha Technology	Huzan	Xuanwei	Poppy	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2020	76,841	7,623	10,996	3,525	—	3,388	102,373

Addition	—	—	—	—	—	8,000	8,000
Disposal (1)	(59,243)	—	—	(3,525)	—	—	(62,768)
Impairment	—	—	(4,055)	—	—	(3,388)	(7,443)
Effect of currency translation adjustment	(3,717)	—	(110)	—	—	—	(3,827)
The change in fair value of the investments	8,714	11,442	(5,145)	—	—	—	15,011

Fair value of Level 3 investments as at March 31, 2021	22,595	19,065	1,686	—	—	8,000	51,346

Addition	—	—	—	—	16,215	5,600	21,815
Disposal (2)	—	(18,157)	—	—	—	(3,000)	(21,157)
Impairment	—	—	(1,635)	—	—	(3,000)	(4,635)
Effect of currency translation adjustment	(677)	—	(51)	—	(344)	—	(1,072)
The change in fair value of the investments	—	(908)	—	—	—	(516)	(1,424)

Fair value of Level 3 investments as at March 31, 2022	21,918	—	—	—	15,871	7,084	44,873

(1)
For the year ended March 31, 2021, the amount of disposal in the roll forward included a reclassification adjustment of RMB46,029, representing the unrealized security holding gains for the disposed portion that were previously recorded as other comprehensive income and was reclassified as the gain from investments included in net loss in connection with the disposal.

(2)
For the year ended March 31, 2022, the Company derecognized the available-for-sale debt security investment and recycled the previously recognized fair value change recorded as other comprehensive income of RMB11,106 into the gain from investments (Note 10).

The Company determined the fair value of its investments by using the market approach or income approach.
As for the market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as observable price changes based on recent transactions of the securities, or similar securities that the Company holds. The significant unobservable inputs adopted in the valuation as of March 31, 2020, 2021 and 2022 are as following:

	For the years ended March 31,
	2020	2021	2022
Lack of marketability discount	30%	30%	30%
Risk-free rate	0.3%-2.29%	0.5%	2%-3%
Expected volatility	42%-54%	45%	30%-46%
Revenue multiple	5.09-11.18	7.92	1-10
Net profit multiple	8.95	16	25
Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in risk-free rate, expected volatility, revenue multiple or net profit multiple in isolation would result in significantly higher (lower) fair value measurement.

8 LOAN RECEIVABLES

	As of March 31,
	2021	2022
	RMB	RMB
Loan receivables - principal	126,597	54,211
- service fee	1,983	772
Allowance for doubtful accounts	(28,615)	(28,195)

Loan receivables, net	99,965	26,788

Allowance for doubtful accounts movement

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	(4,633)	(23,169)	(28,615)
Additions	(18,536)	(5,446)	—
Reversals	—	—	420

Balance at end of year	(23,169)	(28,615)	(28,195)

9 OTHER ASSETS
The other assets consist of the following:

	As of March 31,
	2021	2022
	RMB	RMB
Prepayments and other current assets
Receivables from third-party payment service providers (1)	21,231	8,988
Receivables of technology service	17,155	22,787
Other prepaid expenses	11,504	4,969
VAT receivables	10,931	8,941
Deposits	3,054	2,515
Receivables of financing facilitation service	2,844	1,806
Prepaid promotion fees	2,065	184
Employee loans and advances	267	667
Interest receivable	246	343
Others	10,073	5,756
Less: Allowance for doubtful accounts	(1,691)	(1,821)

Total prepayments and other current assets	77,679	55,135

Other non-current assets
Prepayment for office building (2)	146,300	198,550
Long-term deposit	16,284	16,414
Prepayment for trademark	527	—

Total non-current assets	163,111	214,964

(1)
Receivables from third party payment service providers represent cash due from the Group’s third party on-line
payment service providers in relation to their processing of payments for
the Group. As of March 31, 2021 and 2022, no allowance for doubtful accounts was provided for these receivables.

(2)
On August 8, 2020, the Group entered into an agreement with a third-party company to purchase an office building located in Hangzhou, China for a total consideration of RMB209,000. The building is under construction and is scheduled to be completed and delivered to the Group in 2023. As of March 31, 2021 and 2022, the Group has paid RMB146,300 and RMB198,550 for the office building purchase, respectively. As of March 31, 2022, the remaining installments of RMB10,450 are expected to be made in
2023
(Note 21(b)).

The movement of allowance for doubtful accounts is analyzed as follows:

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB

Balance at beginning of year	(563)	(1,522)	(1,691)
Additions	(959)	(169)	(268)
Write-offs	—	—	138

Balance at end of year	(1,522)	(1,691)	(1,821)

10 INVESTMENTS
The Company’s long-term investments consist of the following:

	As of March 31,
	2021	2022
	RMB	RMB
Available-for-sale debt securities
iSNOB Holdings Limited (“iSNOB”)	22,595	21,918
Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”)	19,065	—
Huzan Inc. (“Huzan”)	1,686	—
Xuanwei Limited (“Xuanwei”)	—	—
Shanghai Kuailaimai Information and Technology Co., Ltd. (“Kuailaimai”)	—	—
Poppy Mobile Inc. (“Poppy”)	—	15,871
Others	8,000	7,084

	51,346	44,873

Equity method investments
Jiaxing Neixiangyoupan Equity investment Fund Partnership (limited partnership) (“Neixiangyoupan”)	11,522	25,842
Others	3,514	1,405

	15,036	27,247

Total	66,382	72,120

Available-for-sale
debt securities
The following table summarizes, by major security type, the Company’s available-for-sale
debt securities as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022
	RMB	RMB
Cost	25,571	28,601
Unrealized gains, including foreign exchange adjustment	25,775	16,272

Fair Value	51,346	44,873

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

iSNOB
Upon the closing of the latest financing of iSNOB in May 2018, the Company held 18,000,000 convertible and redeemable preferred shares of iSNOB, and the equity interest of the Company was 14.5%. According to the investment agreement, the Company has the option to request iSNOB to redeem the Company’s investments at the Company’s investment cost plus the interest if iSNOB fails to consummate a qualified IPO within a pre-agreed
period of time from the date of the Company’s investment. Therefore, the convertible and redeemable preferred shares that the Company subscribed from iSNOB are not in substance common stocks and are classified as an available-for-sale
debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income.
As of March 31, 2020, the Company remeasured the investment at a fair value of RMB76,841, which w as
determined by management with the assistance of an independent appraisal. For the year ended March 31, 2020, the unrealized securities holding gain net of tax of RMB36,459 was reported in other comprehensive income. For the year ended March 31, 2020, foreign currency translation gains of RMB2,004 w ere
reported as foreign currency translation adjustments in other comprehensive income.
In October 2020, the Company entered into a share repurchase agreement with iSNOB, pursuant to which, iSNOB repurchased 73.4% of the Company’s investment at a total price of approximately US$16,000 (equivalent to RMB104,399
)
. After this transaction, the Company still held 4,785,714 convertible and redeemable preferred shares of iSNOB, accounting for 3.35% of the total equity interests of iSNOB on a fully diluted basis. The Company recognized a “Gain from investments, net” of RMB91,184 at the excess of the total cash consideration over the cost base of the preferred shares sold of RMB13,215 in the Consolidated Statements of Operations and Comprehensive loss. The gain also included the recycled accumulated unrealized gains of RMB46,029 for the preferred shares sold that were previously recorded in other comprehensive income in equity.
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
As of March 31, 2022, the Company remeasured its remaining investment in iSNOB and believed that there was no fair value change of iSNOB during the year ended March 31, 2022. For the year ended March 31, 2022, foreign currency translation loss of RMB677 was reported as foreign currency translation adjustments in other comprehensive income.
Ruisha Technology
In July 2019, the Group purchased 18.1% shareholding of Ruisha Technology with a cash consideration of RMB7,000 and an intangible asset with a fair value of RMB50. According to the investment agreement, the Group has the option to request Ruisha Technology to redeem the Group’s investments at the Group’s investment cost plus the interest until the occurrence of a redemption event, which is outside the control of Ruisha. The redeemable shares of Ruisha Technology held by the Group are therefore considered not in substance common stock and classified as an available-for-sale
debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2021, the Group remeasured the investment at a fair value of RMB19,065, which were determined by management with the assistance of an independent appraisal. For the years ended March 31, 2021, the unrealized securities holding gain, net of tax of RMB9,726 was reported in other comprehensive income. As disclosed in Note 3, the Company derecognized its investment in Ruisha Technology and recycled the unrealized gain of RMB11,106 previously recognized in other comprehensive income into “Gain from investments, net” upon the consummation of the acquisition of Ruisha Technology in July 2021.

Huzan
As of March 31, 2020, the Company classified its equity interest in Huzan as an available-for-sale
debt investment which is measured at its fair value with the changes in fair value booked in other comprehensive income as the redeemable shares of Huzan held by the Company are considered not in substance common stock. With the assistance of an independent appraiser, the Company remeasured the investment in Huzan at a fair value of RMB10,996. For the year ended March 31, 2020, the unrealized securities holding loss net of tax of RMB9,862 and foreign currency translation gain of RMB1,036 were reported in other comprehensive income.
As of March 31, 2021, with the assistance of an independent appraiser, the Company remeasured the investment in Huzan at a fair value of RMB1,686. The fair value below the Company’s investment cost was primarily due to its weaker-than-expected business performance, which was considered as other-than-temporary. Therefore, for the fair value decrease of RMB9,310, the Company reversed the unrealized gain of RMB5,145 previously recognized in other comprehensive income and recognized an impairment of RMB4,055 in gain/(loss) from investments, net.
In March 2022, Huzan decided to terminate its operation and was under liquidation thereafter. In connection with the business winding-up of Huzan, the Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB1,686 to nil and recognized a loss of RMB1,635 in “Losses from investment, net”. For the year ended March 31, 2022, foreign currency translation loss of RMB51 was reported as foreign currency translation adjustments in other comprehensive income.
Xuanwei
In March 2020, the Company purchased a

5% shareholding
in
Xuanwei with a cash consideration of US$500 (equivalent to RMB3,525
)
.
According to the investment agreement, the Company has the option to request Xuanwei to redeem the Company’s investments at the Company’s investment cost plus the interest if Xuanwei fails to consummate a qualified IPO within a pre-agreed
period of time from the date of the Company’s investment. Therefore, the redeemable shares of Xuanwei held by the Company are considered not in substance common stock and classified as an available-for-sale
debt investment and measured at fair value with the changes in fair value booked in other comprehensive income.
In March 2021, the Company disposed
of
all the equity interest it held in Xuanwei to Tencent Group, the Company’s shareholder, at a total cash consideration of US$900 (equivalent to RMB5,914
)
. The transaction price was the same as the price at which Tencent purchased from other non-related
shareholders that hold the same class shares in the investee. Therefore, the Company recognized a “Gain from investments, net” of RMB2,389 in the Consolidated Statements of Operations and Comprehensive loss.
Poppy
In September 2021, the Company purchased
 a
10% equity interest
in
Poppy with a cash consideration of US$2,500 (equivalent to RMB16,215
)
.
The Company has the option to request Poppy to redeem the Company’s investments at the Company’s investment cost plus interest if Poppy fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, redeemable shares of Poppy held by the Company are considered not in substance common stock and classified as an available-for-sale debt investment which is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2022, the Company remeasured its investment in Poppy and believed that there wa
s no fair value change of Poppy during the year ended March 31, 2022. For the year ended March 31, 2022, foreign currency translation loss of RMB344 was reported as foreign currency translation adjustments in other comprehensive income.
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
Investment in Neixiangyoupan
In December 2019, the Group entered into a partnership agreement with Neixiangyoupan to subscribe for the shares of Neixiangyoupan as a Limited Partner (“LP”) and made the first capital injection in May 2020. As of March 31, 2021 and 2022, RMB12,000 and RMB24,750 have been injected by the Group, representing an approximately 14.8% of its equity interests. The investments are accounted for under the equity method as the Group has the ability to exercise significant influence over Neixiangyoupan as an LP. For the year ended March 31, 2021 and 2022, the Group recognized RMB478 of share of loss and RMB1,570 share of gain of Neixiangyoupan, respectively.

The equity method investments were not considered individually material to meet threshold under Rule
4-08(g)
of Regulation
S-X.
11 PROPERTY, EQUIPMENT AND SOFTWARE, NET
Property, equipment and software consist of the following:

	As of March 31,
	2021	2022
	RMB	RMB
Electronic equipment	13,472	13,399
Furniture and office equipment	7,122	5,675
Leasehold improvements	28,417	29,556
Vehicles	1,291	1,405
Computer softwares	3,628	3,473

Subtotal	53,930	53,508
Less: accumulated depreciation and amortization	(43,150)	(45,806)

Property, equipment and software, net	10,780	7,702

Depreciation and amortization expense recognized for the years ended March 31, 2020, 2021 and 2022 were RMB7,174, RMB9,327 and RMB5,396, respectively. No impairment charges were recorded for the years ended March 31, 2020, 2021 and 2022.

12 INTANGIBLE ASSETS, NET
The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2021
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,502	(3,130)	—	9,372
Trademarks	539	(100)	—	439
Insurance agency license	2,848	(605)	—	2,243
Broadcasting license	86,667	(29,405)	—	57,262
Buyer and customer relationship	462,770	(462,770)	—	—
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	1,405,551	(1,048,862)	—	356,689
Technology	22,940	(20,926)	(2,014)	—

Total	2,178,287	(1,737,908)	(14,374)	426,005

	As of March 31, 2022
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	11,540	(3,451)	(8,072)	17
Trademarks	1,481	(489)	—	992
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship	502,270	(468,037)	—	34,233
Brand	184,470	(172,110)	(12,360)	—
Strategic business resources	1,367,838	(1,321,838)	—	46,000
Technology	32,840	(22,246)	(2,014)	8,580

Total	2,189,954	(2,036,896)	(63,236)	89,822

Amortization expense for intangible assets were RMB331,294, RMB341,802 and RMB328,154 for the years ended March 31, 2020, 2021 and 2022, respectively.
As of March 31, 2022, the Group determined that there were two asset groups, including the live video broadcast (“LVB”) focused online business asset group and brands and the customized services business asset group. As of March 31, 2022, and after considering the first-ever year-over-year decrease of the gross merchandise volume (“GMV”) from LVB and the weaker-than-expected operating results, the Group concluded that these changes in circumstances represented a triggering event which required the Group to perform an impairment test on the LVB focused online business asset group. Given that the aggregated undiscounted cash flows were lower than the carrying amount of this asset group, the Group concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the LVB focused online business asset group resulted in an impairment charge of RMB48,862 which was allocable to each asset in the group. The charge was allocated to each asset on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each asset was determined using appropriate valuation methodologies, including the relief of royalty method for the broadcasting, insurance agency and domain name intangibles. The cost savings approach was used to fair value the strategic business services intangible asset. The replacement cost approach was used to fair value property, plant, and equipment. Judgment in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of management’s analysis, the Group recorded impairment charges for the broadcasting license, insurance agency license and domain name intangible assets of

RMB38,690, RMB2,100 and RMB8,072,
respectively, for the year ended March 31, 2022, as the Group believes the future economic benefit to be generated from these intangible assets are not sufficient to recover related net book values. No impairment charges were recorded in 2020 and 2021.

During the years ended March 31, 2021, the Company recognized intangible assets amounting to RMB49,400 in connection with the acqusition of Ruisha Technology, which were measured at fair value upon the completion of acquisition. Details of acquired intangible assets were included in Note 3. As of March 31, 2022, amortization expenses related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2023	56,044
2024	10,044
2025	10,041
2026	10,032
2027	3,425
Thereafter	236

89,822

13 GOODWILL
The changes in the carrying amount of goodwill were as follows:

	Cross-border business*	LVB focused online business	Brands and customized services business	Total
	RMB	RMB	RMB	RMB
Balance as of March 31, 2020 and 2021
Goodwill	96,236	1,568,653	—	1,664,889
Accumulated impairment loss	(96,236)	(1,382,149)	—	(1,478,385)

	—	186,504	—	186,504

Transaction during the year
Addition (Note (a))	—	—	63,460	63,460
Impairment recognized during the year ended March 31, 2022 (Note (b))	—	(186,504)	—	(186,504)
Balance as of March 31, 2022
Goodwill	96,236	1,568,653	63,460	1,728,349
Accumulated impairment loss	(96,236)	(1,568,653)	—	(1,664,889)

	—	—	63,460	63,460

*	The cross-border business was terminated in the year ended March 31, 2017.
(a)
During the year ended March 31, 2022, the addition in goodwill was in relation to the acquisition of Ruisha Technology in July 2021 (Note 3). Goodwill resulting from the acquisition has been allocated to the brands and customized services business reporting unit of the Company.

(b)	Goodwill impairment
The Group performed impairment test on the goodwill on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the goodwill might be impaired.
For the year ended March 31, 2020, the Group early adopted ASU
No. 2017-04
which
simplified
the test for goodwill impairment by eliminating the second step of the impairment test. Following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value.

For the quarter ended December 31, 2019, due to the increasingly competitive market environment related to its marketplace business as well as the impact from the transition of the Company’s upgrade of its marketplace business model, the overall operation performance of the Group had been weaker than its forecast for two consecutive quarters as measured by both the revenue and result of operations. Also considering other various factors, including but not limited to the prolonged period of the lower market prices of the Company as compared with the carrying value of the LVB focused online business reporting unit as well as the level of the uncertainty associated with the repositioning of the Company’s business strategy towards building a key opinion leader
(“KOL”)-driven,
LVB-focused
interactive
e-commerce
model, an increasingly competitive market environment and the negative impact on the Company’s business operation and financial condition from the outbreak of
COVID-19,
management concluded the existence of triggering events which required the Group to perform an interim goodwill impairment test on December 31, 2019.
When performing the interim goodwill impairment test, the Company estimated the fair value of the LVB focused online business reporting unit using the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Based on the result of the interim goodwill impairment testing as of December 31, 2019, the Group recognized a goodwill impairment with the amount of RM
B1,382,149,
being the difference between the fair value and carrying value of the LVB focused online business reporting unit.
The outbreak of
COVID-19
pandemic in 2020 has brought significant volatilities in the secondary markets. As of March 31, 2020, the market capitalization of the Company was significantly below its carrying value. Management has assessed and believed that the decline of its market capitalization which was consistent with declines experienced by its peer companies within its industry was resulted by the distressed market caused by the
COVID-19,
and its market capitalization was hence not considered reflective of the underlying value of its reporting unit. Therefore, when determining the fair value of its LVB focused online business reporting unit in the annual goodwill impairment test, the Company used the income approach methodology of valuation instead of using its market capitalization.
Based on the result of annual impairment testing performed as of March 31, 2020, the fair value of the LVB focused online business reporting unit exceeded its carrying amount. As a result, there was no additional impairment of goodwill as of March 31, 2020. In addition, management has further analyzed and concluded that, in addition to the decline of the Company’s market capitalization in the distressed market caused by the
COVID-19,
the difference between the fair values of the reporting unit and the Company’s market capitalization is attributable to the control premiums that are not reflected in the quoted market price of the Company.
As of March 31, 2021, as the market capitalization of the Company was below its carrying value, the Group estimated the fair value of the LVB focused online business reporting unit in using the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Based on the result of annual impairment testing, the fair value of the LVB focused online business reporting unit exceeded its carrying amount. As a result, there was no additional impairment of goodwill as of March 31, 2021. In addition, management has further analyzed and concluded that difference between the fair value of the reporting unit and the Company’s market capitalization is mainly attributable to the control premiums that are not reflected in its quoted market price of the Company.

Upon consummation of the acquisition of Ruisha Technology in July 2021, the Group has two reporting units, including LVB focused online business reporting unit and brands and customized services business reporting unit. For the six months ended September 30, 2021, in associated with weaker-than-expected operating results of the Group due to the continuously heightened competitive environment as well as the deficit between the market capitalization and carrying amount of the net assets of the Group for a prolonged period, management concluded the existence of triggering events which required the Group to perform an interim goodwill impairment test of the LVB focused online business reporting unit on September 30, 2021.
When performing the interim goodwill impairment test, the Group estimated the fair value of the LVB focused online business reporting unit using the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Accordingly, the Group has impaired all remaining goodwill related to the LVB focused online business reporting unit in the amount of RM
B186,504 as of September 30, 2021.
As of March 31, 2022, the Group performed annual goodwill impairment test on the Group’s brands and customized services business reporting unit. To determine the fair value of the brands and customized services business reporting unit, the Company used the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Based on the result of annual impairment testing, the fair value of the brands and customized services business reporting unit exceeded its carrying amount. As a result, there was no additional impairment of goodwill as of March 31, 2022.
14 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2021	2022
	RMB	RMB
Accrued liabilities and other current liabilities
Deposits from merchants (1)	159,035	116,314
Receipts under custody (2)	140,084	134,106
Accrued advertisement expenses	12,105	6,091
Accrued expenses	7,426	6,932
Other payables	14,477	9,195

	333,127	272,638

Non-current
Initial reimbursement payment from depositary bank (3)	2,151	890

	335,278	273,528

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

(3)
The Company received initial reimbursement payment of US$935 (RMB6,297) from depositary bank in January 2019. The amount was recorded ratably as other income over a 5
-
year arrangement period. For the year ended March 31, 2020, 2021 and 2022, the Company has recorded RMB1,303, RMB1,267 and RMB1,201 in other income. For the year ended March 31, 2021 and 2022, the Group received an additional reimbursement payment of US$1,638 (RMB10,829) and US$448 (RMB2,857) from depositary bank for the transaction costs incurred in the prior years and the amount was recorded in other income.

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

(b)	Income taxes benefit/(expense)
Composition of income tax benefits/(expenses)

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense	(2,119)	(9,825)	(1,450)
Deferred income tax benefit	2,709	4,644	15,962

	590	(5,181)	14,512

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
PRC
On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). In accordance with the new CIT Law, Hangzhou Shiqu and Hangzhou Juangua enjoyed the 15% preferential tax rate from 2016 to 2018. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and are valid for another three years from 2019 to 2021. Hangzhou Shiqu and Hangzhou Juanguan are applying for renewal of the HNTE certificates.
On November 8, 2013, Hangzhou Shiqu and Hangzhou Juangua were entitled to be “Software Enterprises”. According to the new CIT Law and relevant regulations, starting from the first profit-making year, such entities could enjoy a tax holiday o
f
2-year
CIT exemption and subsequently
3-year
12.5% preferential tax rate. Although Hangzhou Shiqu and Hangzhou Juangua were entitled to both “Software Enterprises” and HNTE, they chose to apply the preferential tax rate of HNTE since only one tax holiday can be enjoyed at the same period.
On November 30, 2018, Hangzhou Juandou obtained its HNTE certificate with a valid period from 2018 to 2021 with a preferential tax rate of 15% to the extent it has taxable income under the CIT Law, as long as it maintains the HNTE qualification and duly conducts relevant CIT filing procedures with the relevant tax authority. The HNTE certificates of Hangzhou Juandou was renewed in 2021 and are valid for another three years from 2021 to 2023.

On December 16, 2021, Lishuijuanfu Network and Technology Co., Ltd. (“Lishui Juanfu”) and Ruisha Technology obtained their respective HNTE certificate with a valid period of three years. Therefore, Lishui Juanfu and Ruisha Technology are eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent that they have taxable income under the EIT Law, as long as they maintain the HNTE qualification and duly conduct relevant CIT filing procedures with the relevant tax authority.
Tax holiday had no immediate tax impact as there is no taxable profit for Hangzhou Shiqu and Hangzhou Juangua for the years ended March 31, 2020, 2021 and 2022.
Effective from January 1, 2018, Hangzhou Shiqu, Hangzhou Juangua and Hangzhou Juandou are allowed to carry forward the annual net operating loss incurred for the year of 2013 onwards for 10 years. Lishui Juanfu and Ruisha Technology are allowed to carry forward the annual net operating loss incurred for the year of 2019 onwards for 10 years.
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
The Group’s consolidated VIEs and VIEs’ subsidiaries are controlled by the Company through various contractual agreements. To the extent that these consolidated VIEs and VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiaries, consolidated VIEs and VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.
The components of loss before tax are as follows:

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(310,312)	(61,292)	(138,698)
Loss from Cayman Islands and Hong Kong entities	(1,913,916)	(261,498)	(518,188)

Total loss before tax	(2,224,228)	(322,790)	(656,886)

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Income tax benefit/(expense)
Current income tax expense	(2,119)	(9,825)	(1,450)
Deferred tax benefit	2,709	4,644	15,962

Total income tax benefit/(expense)	590	(5,181)	14,512

Reconciliation of the differences between statutory tax rate and the effective tax rate
Reconciliation of the differences between the PRC statutory tax rate of
25
% and the Group’s effective tax rate is as follows:

	For the year ended March 31,
	2020		2021		2022
PRC Statutory tax rate	25%		25%		25%
Difference in EIT rates of certain subsidiaries	(23%	)	(21%	)	(29%	)
Permanent book – tax difference	(1%	)	(2%	)	(8%	)
Additional deduction for research and development expenditures	1%		3%		1%
Changes in valuation allowance	(2%	)	(6%	)	13%

Effective tax rate	0%		(1%	)	2%

Expenses not deductible for tax purposes and
non-taxable
income primarily represent share-based compensation expense and entertainment expense.

(c)	Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward	351,618	282,984
- Carryforwards of un-deducted advertising expenses	175,148	167,812
- Accruals and other liabilities	5,167	5,773
- Provision for doubtful accounts	7,407	7,879
- Impairment of available-for-sale investments	1,633	1,255
Less: valuation allowance	(540,973)	(465,703)

Net deferred tax assets	—	—

Deferred tax liabilities:
- Recognition of intangible assets arisen from business combination and unrealized holding gain	3,212	12,112
- Recognition of acquired broadcasting license	14,314	—

Net deferred tax liabilities	17,526	12,112

As of March 31, 2022, the Group had net operating loss carry forwards of approximately RMB1,696,472 which mainly arose from the subsidiaries, consolidated VIEs and VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the calendar year from 2022 to 2031.
The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards. There is no expiration for the advertising expenses carryforwards.
As of March 31, 2022, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2022	90,482
2023	34,546
2024	239,847
2025	531,038
2026	195,502
Thereafter	605,057

1,696,472

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
Movement of valuation allowance

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the period	860,698	752,907	540,973
Addition	21,180	16,934	19,865
Written off for expiration of net operating losses	(125,803)	(225,742)	(2,380)
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	(3,168)	(3,126)	(92,755)

Balance at end of the period	752,907	540,973	465,703

16 ORDINARY SHARES
Prior to May 24, 2013, each ordinary share had a par value of US$
0.001
. On May 24, 2013, the Board of Directors of the Company passed the resolution that each issued and unissued share of the authorized share capital of the Company, with a par value of US$
0.001
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
Effective May 30, 2019, May 28, 2020, September 13, 2020 and August
2
6, 2021, the Board of Directors approved share repurchase programs to repurchase shares up to US$15 million, US$10 million, US$10 million and US$10 million, respectively, worth of outstanding ADSs of the Company over the next 12 months of each date.
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
These repurchased class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. For the year ended March 31, 2020, 10,456,075 Class A Ordinary Shares were repurchased with a total consideration of US$951 (RMB6,566), at a weighted average price of US$0.09 per share. For the year ended March 31, 2021, 44,555,900 Class A Ordinary Shares were repurchased with a total consideration of US$3,642 (RMB24,362), at a weighted average price of US$0.08 per share in open market, and 161,960,075 outstanding Class A Ordinary Shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders. For the year ended March 31, 2022, 25,644,050 Class A Ordinary Shares were repurchased with a total consideration of US$1,502 (RMB9,689), at a weighted average price of US$0.06 per share in open market.

As of March 31, 2021 and 2022, the Company had 2,432,015,450 and 2,433,353,800 shares of Class A Ordinary Shares issued and 2,215,043,400 and 2,190,737,700 shares of Class A Ordinary Shares outstanding and 303,234,004 and 303,234,004 shares of Class B Ordinary Shares issued and outstanding, respectively.
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
17 SHARE BASED COMPENSATION

(a)	Global Share Plan
On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest Amended and Restated Global Share Plan, the Board of Directors accumulatively authorized and reserved 384,111,187 ordinary shares for the issuance as of March 31, 2022.
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
Valuation of stock options
The Group uses the Binominal option pricing model to estimate the fair value of stock options. There were no options granted for the years ended March 31, 2021 and 2022. The assumptions used to value the Company’s option grants for the year ended March 31, 2020 were as follows:

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

Summary of option activities under the Global Share Plan
The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of April 1, 2019	91,542,094	0.14	5.16	36,009
Granted	3,775	0.01
Exercised	(39,744,025)	0.03
Forfeited or cancelled (post-vesting)	(32,341,836)	0.28

Outstanding as of March 31, 2020	19,460,008	0.13	4.26	189

Exercised	(2,865,800)	0.03
Forfeited or cancelled (post-vesting)	(3,151,360)	0.27

Outstanding as of March 31, 2021	13,442,848	0.12	3.27	371

Forfeited or cancelled (post-vesting)	(1,491,990)	0.19

Outstanding as of March 31, 2022	11,950,858	0.11	1.74	—
Vested and expected to vest as of March 31, 2022	11,950,858	0.11	1.74	—

Exercisable as of March 31, 2022	11,950,858	0.11	1.74	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.
Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally four years from the date of grant. The Company recognized share-based compensation expenses of RMB1,650, RMB1,161 and nil for share options granted under the Global Share Plan in the consolidated statements of operations and comprehensive loss for the years ended March 31, 2020, 2021 and 2022, respectively.
As of March 31, 2020, there was RMB244 in total unrecognized compensation expense, related to unvested share options, which is expected to be recognized over a weighted average period of 0.11 years. The unrecognized compensation expense may be adjusted for future changes in actual forfeitures.
As of March 31, 2021 and 2022, there was no unrecognized compensation expense in relation to the share options.

(b)	Service-based RSUs
A summary of activities of the service-based RSUs for the years ended March 31, 2020, 2021 and 2022 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2019	68,283,127	0.66
Granted	53,563,150	0.23
Vested	(18,466,165)	0.65
Forfeited	(53,014,160)	0.56

Unvested at March 31, 2020	50,365,952	0.31
Granted	42,695,000	0.05
Vested	(8,195,402)	0.54
Forfeited	(14,092,450)	0.30

Unvested at March 31, 2021	70,773,100	0.13

Granted	3,559,000	0.07
Vested	(12,858,575)	0.28
Forfeited	(29,584,475)	0.09

Unvested at March 31, 2022	31,889,050	0.10

For the years ended March 31, 2020, 2021 and 2022, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB30,535, RMB25,134 and RMB12,458, respectively.
As of March 31, 2021 and 2022, there were RMB43,909 and RMB12,859 of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 2.71 and 1.89 years.
The total fair value and intrinsic value of RSUs vested was RMB21,351, RMB7,070 and RMB3,782 during the years ended March 31, 2020, 2021 and 2022, respectively.
18 RELATED PARTY TRANSACTIONS AND BALANCES
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.
The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
JM Weshop (Cayman) Inc. (a)	An investee of the Group
Tencent Group (b)	Shareholder of the Group

(a)	JM Weshop (Cayman) Inc. has been closed in November 2019.
(b)	Tencent Holdings Limited together with its subsidiaries are referred to as Tencent Group.

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues:
Marketing services to Tencent Group	12	—	—
Technology services to JM Weshop	99	—	—

Total	111	—	—

Cost of revenue:
Cloud technology services from Tencent Group	74,377	35,403	24,915
Payment processing fees to Tencent Group	18,214	10,354	6,898

Total	92,591	45,757	31,813

The Group had the following balances with the major related parties:

	As of March 31,
	2021	2022
	RMB	RMB
Due from Tencent Group	6,061	640

Due to Tencent Group	(6,234)	(4,694)

All balances with the related parties as of March 31, 2021 and 2022 were unsecured, interest free.
All balances with the related parties as of March 31, 2021 and 2022 had no fixed terms for repayment except for the balance due from Tencent Group of RMB5,914 as of March 31, 2021 resulting from the disposal of Xuanwei (Note 10), of which RMB5,323 has been received in April 2021, and the remaining portion of RMB571 is expected to be received within one year.

19 LOSS PER SHARE
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2020, 2021 and 2022 as follows:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders-Basic and Diluted	(2,223,638)	(327,971)	(642,374)
Denominator:
Weighted average number of ordinary shares-Basic and Diluted	2,718,827,977	2,630,425,361	2,519,948,060
Basic and diluted loss per share	(0.82)	(0.12)	(0.25)
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
The following ordinary share equivalents were excluded from the computation of diluted net loss per share for the periods presented to eliminate any anti-dilutive effect:

	Year ended March 31,
	2020	2021	2022
Share options and RSUs	62,468,172	29,131,536	13,520,133

20 RESTRICTED NET ASSETS
Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax
profit to
non-distributable
reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end)
until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2021 and 2022, RMB701 and nil appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.
In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets were RMB
637,049
as of March 31, 2022.

21 COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments
The Group has entered into
non-cancellable
operating leases covering various facilities. The rental expenses were RMB28,289, RMB27,942 and RMB14,336 for the years ended March 31, 2020, 2021 and 2022, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.
Future minimum payments under these
non-cancellable
agreements are as follows:

Operating lease obligations
RMB
For the year ended March 31,
2023	10,800
2024	5,815
2025	2,876

Total	19,491

(b)	Capital and other commitments
As of March 31, 2022, the Company had capital commitments of RMB10,450 in relation to the purchase of office building (Note 9).
Future minimum payments under the office building purchase agreement are as follows:

Capital commitments
RMB
For the year ended March 31,
2024	10,450

Total	10,450

(c)	Contingencies
The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2022, the Group is not a party to any material legal or administrative proceedings.
The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2022, the Group did not have material loss contingencies.

22 PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with SEC Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only as the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.
The Company did not have significant capital and other commitments, or guarantees as of March 31, 2022.
CONDENSED BALANCE SHEETS

	As of March 31,
	2021	2022
	RMB	RMB	US$ Note 2(f)
Cash and cash equivalents	2,072	4,349	686
Prepayments and other current assets	7,934	795	125
Amounts due from related parties	5,914	571	90

Total current assets	15,920	5,715	901

Non-current assets:
Intangible assets, net	356,689	46,000	7,256
Amounts due from subsidiaries	1,129,423	1,066,882	168,297
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	42,294	—	—
Investments in other investees	24,281	37,789	5,961

Total non-current assets	1,552,687	1,150,671	181,514

Total assets	1,568,607	1,156,386	182,415

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	92,345	104,015	16,408
Accruals and other current liabilities	17,807	1,965	310

Total current liabilities	110,152	105,980	16,718

Non-current liabilities:
Investment deficit of subsidiaries	—	258,372	40,757
Deferred tax liabilities	1,408	1,408	222
Other non-current liabilities	2,151	890	140

Total non-current liabilities	3,559	260,670	41,119

Total liabilities	113,711	366,650	57,837

	As of March 31,
	2021	2022
	RMB	RMB	US$ Note 2(f)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2021 and 2022; 2,432,015,450 and 2,433,353,800 shares issued as of March 31, 2021 and 2022, respectively; 2,215,043,400 and 2,190,737,700 shares outstanding as of March 31, 2021 and 2022, respectively)	165	165	26
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2021 and 2022; 303,234,004 shares issued and outstanding as of March 31, 2021 and 2022, respectively)	16	16	3
Treasury stock (US$0.00001 par value; 216,972,050 and 242,616,100 shares as of March 31, 2021 and 2022)	(126,424)	(136,113)	(21,471)
Additional paid-in capital	9,458,643	9,471,101	1,494,029
Statutory reserves	3,331	3,331	525
Accumulated other comprehensive income	97,145	69,016	10,887
Accumulated deficit	(7,977,980)	(8,617,780)	(1,359,421)

Total MOGU Inc. shareholders’ equity	1,454,896	789,736	124,578

Total liabilities and shareholders’ equity	1,568,607	1,156,386	182,415

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(4,304)	(9,155)	(5,151)	(813)
Amortization of intangible assets	(319,188)	(322,230)	(301,866)	(47,618)
Other income, net	5,308	6,138	1,008	159

Loss from operations	(318,184)	(325,247)	(306,009)	(48,272)
Interest income	4,659	78	1	—
Loss from subsidiaries, VIEs and VIEs’ subsidiaries	(1,736,959)	(82,563)	(334,730)	(52,799)
(Loss)/gain from investments, net	(59,050)	89,518	(1,636)	(258)

Loss before income tax and share of results of equity investee	(2,109,534)	(318,214)	(642,374)	(101,329)
Income tax expenses	—	(9,757)	—	—
Share of results of equity investee	(114,104)	—	—	—

Net loss	(2,223,638)	(327,971)	(642,374)	(101,329)

Net loss attributable to MOGU Inc.,	(2,223,638)	(327,971)	(642,374)	(101,329)

Net Loss	(2,223,638)	(327,971)	(642,374)	(101,329)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	105,433	(72,993)	(17,400)	(2,745)
Share of other comprehensive loss of equity method investee	(145)	—	—	—
Share of other comprehensive (loss)/income of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	(7,884)	9,726	(10,729)	(1,692)
Unrealized securities holding gains/(losses), net of tax	26,597	(41,384)	—	—

Total other comprehensive income/(loss)	124,001	(104,651)	(28,129)	(4,437)

Total comprehensive loss	(2,099,637)	(432,622)	(670,503)	(105,766)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ Note 2(f)
Net cash provided by/(used in) operating activities	5,803	3,322	(1,642)	(259)
Net cash (used in)/provided by investing activities	(406,144)	37,446	13,608	2,147
Net cash used in financing activities	(29,332)	(119,249)	(9,689)	(1,528)
Net (decrease)/increase in cash and cash equivalents	(429,673)	(78,481)	2,277	360
Cash and cash equivalents at beginning of year	510,226	80,553	2,072	326
Cash and cash equivalents at end of year	80,553	2,072	4,349	686

The amounts due from subsidiaries as of March 31, 2021 ha
ve
been revised to reflect a reclassification adjustment of RMB1,129,423 from current assets to non-current assets. The revision, in the opinion of management, is immaterial. The impact of the revision was eliminated in consolidation. There is no impact on the previously reported consolidated financial position, results of operations or cash flows.
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