Form 20-F
period 2023-03-31
MOGU Inc.
filed 2023-07-31
CIK 1743971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,161,314,900 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“Beijing Meilishikong” are to Beijing Meilishikong Network and Technology Co., Ltd.;
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
•
“Group” are to the Company and its subsidiaries, and the VIEs and their subsidiaries.
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
•
“Hangzhou Juangua” are to Hangzhou Juangua Network Co., Ltd.;
•
“Hangzhou Shiqu” are to Hangzhou Shiqu Information and Technology Co., Ltd.;
•
“LVB” are to live video broadcast;
•
“MOGU,” the “Company,” “we,” “us,” “our company” and “our” are to MOGU Inc., our Cayman Islands holding company and its subsidiaries;
•
“Meilishuo Beijing” are to Meilishuo (Beijing) Network Technology Co., Ltd.;
•
“primary beneficiary” are to an entity that has (i) the power to direct the activities of a VIE that have the most significant impact on the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, resulting in the consolidation of the operative VIE under generally accepted accounting principles;
•
“Ruisha Technology” are to Hangzhou Ruisha Technology Co. Ltd.;
•
“RMB” and “Renminbi” are to the legal currency of China;
•
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
•
“VIEs, each a ‘VIE’” are to the variable interest entities, namely, Hangzhou Juangua and Beijing Meilishikong and their subsidiaries; and
•
“Weixin Mini Program” “Mini Program” are to the innovative platform built into Wechat, a Chinese instant messaging, social media, and mobile payment app developed by Tencent Holdings Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8676 to US$1.0000, the exchange rate in effect as of March 31, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to the fiscal years of 2021, 2022 and 2023 are to the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company

We are an online service provider in China, operating a KOL-driven online fashion and lifestyle platform Mogujie and providing customized online branding solutions to businesses. Through our Mogujie platform, we provide individuals with a more accessible and enjoyable shopping experience for everyday fashion, with features to allow them to live their lives online. Our KOLs contributed to most of our contents on the platform, which are mostly in live-streaming format. The contents are rich and diverse, intended to convey the latest fashion styles and trends. We also feature products from our merchants in the contents, which has led our users to purchase those products along with their shopping journey and exploration of our platform. Users can conveniently access our platform through mobile applications, including our flagship Mogujie mobile app and Mini Programs on Weixin. We actively pursue higher operational efficiency and better user experience by ways such as continuously providing users, especially female users, with more products based on their fashion and beauty consumption needs including fashion apparel, beauty makeup, personal care, food, medical beauty products on our platform. Concurrently, we have adjusted our product offering and enriched our product portfolio with a variety of healthcare products, grocery, household suppliers and foods. In addition, with the acquisition of Ruisha Technology, a platform solution provider, we expect to expand our business operations to further serve business customers and deepen our business cooperation with them by providing customized solutions for their online operations.

Our Holding Company Structure and Contractual Arrangements with the VIEs

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

Entities affiliated with Tencent(1)
Entities affiliated with Qi Chen(2)
Entities affiliated with Hillhouse(3)
Trustbridge Partners IV, L.P. (4)
Bertelsmann China Holding GmbH (5)
Entities affiliated with Yibo Wei (6)
Others (7)
18.7%
17.0%
10.6%
8.4%
8.1%
5.5%
31.7%
MOGU Inc.
(Cayman Islands)
Meili Group Limited
(Hong Kong)
Outside PRC
Inside PRC
Hangzhou Shiqu Information and Technology Co., Ltd.
Meilishuo(Beijing) Network Technology Co., Ltd.
Hangzhou Juangua Network Co., Ltd.
Beijing Meilishikong Network and Technology Co., Ltd.
58.67%
23.62%
17.71%
53.44%
26.72%
19.84%
Qi Chen
Yibo Wei
Xuqiang Yue
Qi Chen
Yibo Wei
Xuqiang Yue
Equity Interest
Contractual aggrements (For details, see "-- Contractual Arrangements with the VIEs and Their Respective Shareholders."

Notes:

(1)
Represents (i) 444,989,552 Class A ordinary shares and 4.0% voting rights held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, and (ii) 15,151,714 Class A ordinary shares and 0.1% voting rights held by Tencent Growth Holdings Limited, a Hong Kong limited liability company. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of both Image Future Investment (HK) Limited and Tencent Growth Holdings Limited. The registered address of each of Image Future Investment (HK) Limited and Tencent Growth Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)
Represents (i) 220,151,966 Class B ordinary shares and 58.7% voting rights held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares and 22.1% voting rights held by Elevenhalf MG Holding Limited, a BVI business company, and (iii) 388,225 ADSs (representing 116,476,500 Class A ordinary shares) and 1.0% voting rights acquired on the open market from September 7, 2022 to December 12, 2022 held by Mr. Qi Chen. Eleven half MG International Limited and Eleven half MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Eleven half MG International Limited and Eleven half MG Holding Limited in our company. The registered address of Eleven half MG International Limited and Eleven half MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(3)
Represents (i) 130,587,000 Class A ordinary shares and 1.2% voting rights held by HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), and (ii) 130,587,005 ordinary shares and 1.2% voting rights held by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company (“HIM”). HHLR acts as the sole investment manager of each of HHLR Fund, L.P. (“HHLR Fund”) and YHG Investment, L.P. (“YHG”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HIM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Hillhouse MGJ Holdings Limited ("MGJ") is wholly owned by Fund II. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of MGJ. HHLR and HIM are under common control and share certain policies, personnel and resources. The registered address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(4)
Represents 206,730,009 Class A ordinary shares and 1.8% voting rights held by Trustbridge Partners IV, L.P., a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(5)
Represents 200,662,100 Class A ordinary shares and 1.8% voting rights held by Bertelsmann China Holding GmbH, a German company with limited liability, as reported in a as reported in a Schedule 13G amendment jointly filed by Bertelsmann SE & Co. KGaA and Bertelsmann China Holding GmbH on February 8, 2021. Bertelsmann China Holding GmbH is a wholly-owned subsidiary of Bertelsmann SE & Co. KGaA. The business address of Bertelsmann China Holding GmbH is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(6)
Represents (i) 107,643,285 Class A ordinary shares and 1.0% voting rights held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) and 0.2% voting rights acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei. Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust (the “Trust”). Mr. Wei is the settlor of the Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of the Trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in the Issuer. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(7)
Represents aggregate 780,837,635 Class A ordinary shares and 6.9% voting rights held by shareholders each of which beneficially own less than 5% of our total outstanding shares.

We are a company incorporated in the Cayman Islands. We are not a Chinese operating Company but a Cayman Islands holding company with no equity ownership in the VIEs. Our Hong Kong subsidiary is not an operating company but a holding company. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Hangzhou Shiqu is our PRC subsidiary and a foreign-invested enterprise under PRC laws. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with PRC laws and regulations, we conduct certain business in China through Hangzhou Juangua and Beijing Meilishikong, the VIEs in the PRC which we collectively refer to as the VIEs in this annual report, based on a series of contractual arrangements by and among Hangzhou Shiqu and the VIEs. The contractual arrangements including shareholder voting proxy agreements, equity interest pledge agreements and loan agreements that have been entered into by and among our subsidiaries and the VIEs, enable us to have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and realize substantially all of the economic risks and the economic benefits of the business operations of the VIEs, and therefore providing us with a controlling financial interest in each entity and allowing us to consolidate the VIEs under U.S. GAAP (ASC 810) as the primary beneficiary of the VIEs for accounting purposes. The VIEs are used to provide investors with exposure to foreign investments in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating companies.

As a result of the direct ownership in Hangzhou Shiqu and its contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs for accounting purposes, and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Revenue contributed by the VIEs accounted for 22.9%, 30.1% and 37.8% of our total revenues for the fiscal years of 2021, 2022 and 2023, respectively. However, neither MOGU Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIEs contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law.

However, such contractual arrangements are subject to significant risks. See “Item 4C. Information on the Company – Organizational Structure – Contractual Arrangements with the VIEs and Their Respective Shareholders.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” The contractual arrangements may not be as effective as direct ownership of these China-based operating entities, and we may incur substantial costs to enforce the terms of the arrangements. If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts. In addition, the shareholders of the VIEs may have potential conflicts of interest with us. The shareholders of the VIEs include Mr. Qi Chen, who is the chairman of our board of directors, and Messrs.Yibo Wei and Xuqiang Yue, who are also our shareholders. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company. We also cannot assure you that these conflicts will be resolved in our favor and we may need to rely on expensive and time-consuming legal proceedings to resolve the conflicts, which may materially and adversely affect our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control.” and “— The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also uncertainties under PRC laws and regulations regarding the enforceability of the whole or any part of our contractual arrangements with the VIEs. If the whole or any part of our contractual arrangements with the VIEs is found to be unenforceable, we may not be able to consolidate, derive economic benefits from, or hold a controlling financial interest in the VIEs, which could result in a material adverse change in the financial performance of our company and the value of our ADSs. Also, the Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and materially adversely affect the value of the ADSs we registered for sale, including that it could cause the value of our ADSs to significantly decline or become worthless. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if the existing regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, and the value of our ADSs might significantly decline or become worthless. MOGU, its PRC subsidiaries, the VIEs and the investors of MOGU face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, could significantly affect the financial performance of our company and the VIEs as a whole, and the value of our ADSs might significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.”

In addition, the PRC government’s significant authority in regulating our operations and its broad oversight over overseas offerings by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China— The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.”

Our business operations and financial results are also affected by the risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Related to Doing Business in China— The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.”

Contractual Arrangements with the VIEs and Their Respective Shareholders

The following is a summary of our contractual agreements that are currently in effect, by and among our wholly-owned subsidiary Hangzhou Shiqu, the VIEs and their shareholders. Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) have power to direct activities of the VIEs that most significantly affect the economic performance of the VIEs, (ii) receive the economic benefits of the VIEs that could be significant to the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result, we are regarded as the primary beneficiary of the VIEs for accounting purposes and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, neither our Cayman Islands holding company nor the investors in the holding company have an equity ownership or direct investment in the VIEs.

Agreements that provide us with a controlling financial interest in the VIEs

Amended and Restated Shareholder Voting Proxy Agreements and Powers of Attorney. Pursuant to the amended and restated shareholder voting proxy agreement, dated July 18, 2018, by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, each of the shareholders of Hangzhou Juangua has executed a power of attorney to irrevocably authorize Mr. Qi Chen, the chairman of our board of directors, as designated by Hangzhou Shiqu, to act as his attorney-in-fact to exercise all of his rights as a shareholder of Hangzhou Juangua, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment and removal of directors, supervisors and officers, as well as the sale, transfer and disposal of all or part of the equity interests owned by such shareholder. The powers of attorney will remain effective until the amended and restated shareholder voting proxy agreement is terminated in accordance with the provisions of the agreement.

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

However, our PRC legal counsel, has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.”

Our Operations are subject to PRC Laws and Regulations

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and discretion over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. See “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China— The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.”

Laws and regulations in China are quickly evolving, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3D. Key Information—Risk Factors— Risks Related to Doing Business in China — Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our result of business and financial operations and the value of our ADSs.” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

In addition, other recent statements and regulatory actions by the PRC government, such as those related to data security or anti-monopoly concerns, may affect our ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In terms of laws and regulations of anti-monopoly, on February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving VIEs shall fall within the scope of anti-monopoly review. According to the afore guidelines, business practices such as deploying big data analytics to discriminate customers in terms of pricing and other transactional conditions, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. In August 2022, the Anti-monopoly Law of the People's Republic of China (2022) came into force with the new regulations prohibiting undertaking from engaging in monopolistic conduct by utilizing data and algorithm, technology, capital advantage, or platform rules, among others. The heightened regulatory scrutiny of business operators under the laws and regulations of anti-monopoly may increase our compliance costs and subject us to heightened risks and challenges.

In terms of data security regulation, a series of laws and regulations have been published by the PRC government in the past year. In June 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Measures of Cybersecurity Review, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. According to the Measures of Cybersecurity Review, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. As of the date of this annual report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing an initial public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions or approvals by the CAC. Based on the above-mentioned and other effective PRC laws and regulations as of the date of this annual report, as advised by King & Wood Mallesons, our PRC legal counsel, none of us, the VIEs or its subsidiaries is required to conduct a cybersecurity review. However, the laws and regulations in the area of data security are new and quickly evolving and the PRC government may interpret the above laws and regulations differently or issue new regulations in the future. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and be required to undergo cybersecurity reviews in the future.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter market in the United States. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years. On December 16, 2021, the PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms headquartered in mainland China that the PCAOB is unable to inspect and investigate completely. On August 22, 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our Form 20-F for the fiscal year ended March 31, 2022 with the SEC on July 15, 2022.

In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which represents the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, there remain uncertainties in the enforcement of the Statement of Protocol. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous PCAOB determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As such, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended March 31, 2023.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of registered public accounting firms headquartered in mainland China is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities and the uncertainties surrounding China-U.S. relations.

On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA, by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firms to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Our auditor is an independent registered public accounting firm that issues the consolidated financial statements incorporated by reference in this annual report, is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our ADSs could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA.

The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms located in mainland China for two consecutive years in the future, our ADSs will be prohibited from trading in the United States under the HFCAA in the future. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

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

On August 8, 2006, six PRC regulatory agencies jointly adopted The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the regulations, an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approvals of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Under the PRC laws and regulations in effect at the time of this annual report, as advised by King & Wood Mallesons, our PRC legal counsel, we will not be required to submit an application to the CSRC for its permissions or approvals of offering and the listing and trading of our securities to foreign investors under the M&A Rules. However, the interpretation and application of the regulations remain unclear, and the above opinions of King & Wood Mallesons, our PRC counsel are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion in the future.

On December 28, 2021, the Cyberspace Administration of China, or CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On April 4, 2020, the CAC held a press conference and limited the above Operators to telecommunications, finance, national defense and other industries related to national security, which is not the industry we are engaged in. Moreover, as of the date of this annual report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions of approvals by the CAC. However, it remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, effective on March 31, 2023. Pursuant to the Filing Measures, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates an offering or listing of its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents. Based on the above-mentioned laws and regulations, as of the date of this annual report, as advised by King & Wood Mallesons, our PRC legal counsel, we are an existing enterprise defined by the Filing Measures. An existing enterprise is not required to file with the CSRC immediately, and the filing shall be made as required if we involve refinancing and other filing matters in the future. However, the interpretation and application of the regulations remain unclear and the relevant regulations are quickly evolving. We cannot assure you that CSRC, would reach the same conclusion in the future.

Based on the above-mentioned and other effective PRC laws and regulations as of the date of this annual report, as advised by King &Wood Mallesons, our PRC legal counsel, except for necessary company business license, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, we and the VIEs do not have to obtain any permissions or approvals from the PRC government authorities for our business operations in China or for securities offerings to foreign investors. Also, as advised by our PRC legal counsel, as an existing enterprise (the domestic companies that have already been listed overseas before the effective date of the Filling Measures) defined under the Filing Measures, none of us or the VIEs is required to file with the CSRC immediately. However, according to the Filling Measures, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future. Furthermore, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain such permissions or approvals in the future. We cannot predict, if required, whether or for how long we will be able to complete such filings or obtain such approvals. And the failure to complete such filing or the failure to obtain or delay in obtaining such permissions or approvals would subject us to restrictions and penalties imposed by the CSRC, CAC or any other PRC regulatory authorities, and our ability to offer securities to foreign investors could be significantly limited or completely hindered and the ADSs currently being offered may substantially decline in value and be worthless.

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

Condensed Consolidated Statements of Operations

	For the Year Ended March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	293	170,811	60,972	—	232,076
Inter-company revenues(1)	—	—	13,546	26,785	(40,331)	—
Third-party costs and expenses(2)	(53,206)	(8,717)	(175,669)	(189,199)	—	(426,791)
Inter-company costs and expenses(1)	—	—	(26,786)	(13,545)	40,331	—
Third-party other operating income	8,351	(15,619)	9,613	4,922	—	7,267
Inter-company other operating income/(expenses)(3)	(86,381)	89,731	(21,000)	17,650	—	—
Share of loss from subsidiaries and VIEs(4)	(38,453)	(106,161)	(73,784)	—	218,398	—
(Expense)/income from non-operations	(16,717)	2,114	3,788	9,874	—	(941)
Loss before income tax expense	(186,406)	(38,359)	(99,481)	(82,541)	218,398	(188,389)
Income tax (expense)/benefit	—	(94)	(6,680)	8,757	—	1,983
Net loss	(186,406)	(38,453)	(106,161)	(73,784)	218,398	(186,406)
Net loss attributable to non-controlling interests	—	—	—	(8,422)	—	(8,422)
Net loss attributable to ordinary shareholders	(186,406)	(38,453)	(106,161)	(65,362)	218,398	(177,984)

	For the Year Ended March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	3,006	264,670	69,793	—	337,469
Inter-company revenues(1)	—	—	15,779	31,816	(47,595)	—
Third-party costs and expenses(2)	(307,017)	(201,737)	(336,666)	(187,958)	—	(1,033,378)
Inter-company costs and expenses(1)	—	—	(31,816)	(15,779)	47,595	—
Third-party other operating income	1,008	6,620	15,384	2,415	—	25,427
Inter-company other operating income/(expenses)(3)	—	236,825	(39,127)	(197,698)	—	—
Share of loss from subsidiaries and VIEs(4)	(334,730)	(376,973)	(269,972)	—	981,675	—
(Expense)/income from non-operations	(1,635)	(2,294)	4,775	12,750	—	13,596
Loss before income tax expense	(642,374)	(334,553)	(376,973)	(284,661)	981,675	(656,886)
Income tax (expense)/benefit	—	(177)	—	14,689	—	14,512
Net loss	(642,374)	(334,730)	(376,973)	(269,972)	981,675	(642,374)
Net loss attributable to non-controlling interests	—	—	—	(2,574)	—	(2,574)
Net loss attributable to ordinary shareholders	(642,374)	(334,730)	(376,973)	(267,398)	981,675	(639,800)

	For the Year Ended March 31, 2021
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	131	397,249	85,012	—	482,392
Inter-company revenues(1)	—	—	32,508	25,679	(58,187)	—
Third-party costs and expenses(2)	(331,385)	(9,153)	(525,209)	(95,454)	—	(961,201)
Inter-company costs and expenses(1)	—	(17)	(25,680)	(32,490)	58,187	—
Third-party other operating income	6,138	12,451	25,313	5,983	—	49,885
Share of loss from subsidiaries and VIEs(4)	(82,563)	(88,890)	1,721	—	169,732	—
Income from non-operations	89,596	3,133	5,208	8,197	—	106,134
Loss before income tax expense	(318,214)	(82,345)	(88,890)	(3,073)	169,732	(322,790)
Income tax (expense)/benefit	(9,757)	(218)	—	4,794	—	(5,181)
Net (loss)/income	(327,971)	(82,563)	(88,890)	1,721	169,732	(327,971)
Net loss attributable to ordinary shareholders	(327,971)	(82,563)	(88,890)	1,721	169,732	(327,971)

(1)
It represents the elimination of the intercompany service charge and other operating activities at the consolidation level. For the years ended March 31, 2021, 2022 and 2023, the service fees of variable interest entities charged by the related primary beneficiaries were RMB27.5 million, RMB10.6 million and RMB8.4 million, respectively.
(2)
It includes the amortization of intangible assets and impairment of goodwill and intangible assets of RMB341.8 million, RMB563.5 million and RMB144.7 million for the years ended March 31, 2021, 2022 and 2023.
(3)
It represents the elimination of the write-off certain intercompany balances relating to other subsidiaries, primary beneficiaries of variable interest entities and variable interest entities.
(4)
It represents the elimination of the investment among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.

Condensed Consolidated Balance Sheets

	As of March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	14,668	121,806	20,694	259,033	—	416,201
Restricted cash	—	—	—	810	—	810
Short-term investments	—	252	120,000	25,584	—	145,836
Inventories, net	—	—	13	131	—	144
Loan receivables, net	—	—	—	7,229	—	7,229
Prepayments and other current assets	47	153	14,309	54,617	—	69,126
Amounts due from related party	618	—	28	614	—	1,260
Amounts due from intercompany (6)	1,050,048	70,088	1,525,363	105,334	(2,750,833)	—
Property and equipment, net	—	116	2,875	191,598	—	194,589
Intangible assets, net	—	—	621	11,933	—	12,554
Right-of-use assets	—	25	4,766	650	—	5,441
Goodwill	—	—	—	—	—	—
Investments	30,849	—	—	38,469	—	69,318
Other non-current assets	—	—	30,590	33,050	—	63,640
Investment in subsidiaries and VIEs (5)	—	549,953	—	—	(549,953)	—
Total assets	1,096,230	742,393	1,719,259	729,052	(3,300,786)	986,148
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	—	—	—	—	—	—
Accounts payable	—	241	7,390	548	—	8,179
Salaries and welfare payable	—	125	8,027	5,398	—	13,550
Advances from customers	—	—	177	68	—	245
Taxes payable	526	—	7,354	3,246	—	11,126
Amounts due to related parties	—	—	2,801	1,395	—	4,196
Current portion of lease liabilities	—	—	2,347	307	—	2,654
Accruals and other current liabilities	2,429	40,612	13,317	214,359	—	270,717
Amounts due to intercompany (6)	104,015	1,051,699	82,369	1,512,750	(2,750,833)	—
Share of investment in subsidiaries and VIEs (5)	350,284	—	1,044,771	—	(1,395,055)	—
Non-current lease liabilities	—	—	753	—	—	753
Deferred tax liabilities	1,614	—	—	1,755	—	3,369
Other non-current liabilities	—	—	—	—	—	—
Total liabilities	458,868	1,092,677	1,169,306	1,739,826	(4,145,888)	314,789
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’equity/(deficit) (5)	637,362	(350,284)	549,953	(1,044,771)	845,102	637,362
Non-controlling interests	—	—	—	33,997	—	33,997
Total shareholders’ equity/(deficit) (5)	637,362	(350,284)	549,953	(1,010,774)	845,102	671,359
Total liabilities and shareholders’equity/(deficit)	1,096,230	742,393	1,719,259	729,052	(3,300,786)	986,148

	As of March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	4,349	150,401	70,764	213,094	—	438,608
Restricted cash	—	—	—	809	—	809
Short-term investments	—	6,853	190,000	—	—	196,853
Inventories, net	—	—	15	64	—	79
Loan receivables, net	—	—	—	26,788	—	26,788
Prepayments and other current assets	795	2,178	18,025	34,137	—	55,135
Amounts due from related party	571	—	69	—	—	640
Amounts due from intercompany (6)	1,066,882	70,087	1,418,077	76,920	(2,631,966)	—
Property and equipment, net	—	182	6,282	1,238	—	7,702
Intangible assets, net	46,000	—	718	43,104	—	89,822
Goodwill	—	—	—	63,460	—	63,460
Investments	37,789	—	—	34,331	—	72,120
Other non-current assets	—	—	2,351	212,613	—	214,964
Investment in subsidiaries and VIEs (5)	—	635,888	—	—	(635,888)	—
Total assets	1,156,386	865,589	1,706,301	706,558	(3,267,854)	1,166,980
LIABILITIES AND SHAREHOLDERS’EQUITY
Short-term borrowings	—	10,064	—	—	—	10,064
Accounts payable	—	841	16,557	552	—	17,950
Salaries and welfare payable	—	84	7,763	4,464	—	12,311
Advances from customers	—	—	812	89	—	901
Taxes payable	526	—	1,083	1,656	—	3,265
Amounts due to related parties	—	—	3,363	1,331	—	4,694
Accruals and other current liabilities	1,439	39,939	13,733	217,527	—	272,638
Amounts due to intercompany (6)	104,015	1,073,033	49,454	1,405,464	(2,631,966)	—
Share of investment in subsidiaries and VIEs (5)	258,372	—	977,648	—	(1,236,020)	—
Deferred tax liabilities	1,408	—	—	10,704	—	12,112
Other non-current liabilities	890	—	—	—	—	890
Total liabilities	366,650	1,123,961	1,070,413	1,641,787	(3,867,986)	334,825
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’equity/(deficit) (5)	789,736	(258,372)	635,888	(977,648)	600,132	789,736
Non-controlling interests	—	—	—	42,419	—	42,419
Total shareholders’ equity/(deficit) (5)	789,736	(258,372)	635,888	(935,229)	600,132	832,155
Total liabilities and shareholders’equity/(deficit)	1,156,386	865,589	1,706,301	706,558	(3,267,854)	1,166,980
(5)
It represents the elimination of the investment among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.
(6)
It represents the elimination of intercompany balances among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities for intercompany service charges and treasury cash management purposes.

Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	4,561	(4,561)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(1,151)	(113,171)	114,322	—	—
Operating activities with external parties	(1,712)	(3,019)	21,251	(26,610)	—	(10,090)
Net cash (used in)/provided by operating activities	(1,712)	(4,170)	(87,359)	83,151	—	(10,090)
Investment in intercompany (9)	—	—	—	—	—	—
Receipt of loans repayment from subsidiaries	19,311	—	—	—	(19,311)	—
Other investing activities	(5,947)	6,477	37,289	(37,211)	—	608
Net cash provided by/(used in) investing activities	13,364	6,477	37,289	(37,211)	(19,311)	608
Capital contribution from Group companies (9)	—	—	—	—	—	—
Repayment of loan from Group companies	—	(19,311)	—	—	19,311	—
Other financing activities	(1,333)	(10,731)	—	—	—	(12,064)
Net cash (used in)/provided by financing activities	(1,333)	(30,042)	—	—	19,311	(12,064)

	For the Year Ended March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	40,409	(40,409)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(40,042)	(91,008)	131,050	—	—
Operating activities with external parties	(1,642)	(11,210)	(32,492)	(69,065)	—	(114,409)
Net cash (used in)/provided by operating activities	(1,642)	(51,252)	(83,091)	21,576	—	(114,409)
Investment in intercompany (9)	—	(84,194)	—	—	84,194	—
Receipt of loans repayment from subsidiaries	24,543	—	—	—	(24,543)	—
Other investing activities	(10,935)	(11,037)	7,776	28,143	—	13,947
Net cash provided by/(used in) investing activities	13,608	(95,231)	7,776	28,143	59,651	13,947
Capital contribution from Group companies (9)	—	—	84,194	—	(84,194)	—
Repayment of loan from Group companies	—	(24,543)	—	—	24,543	—
Other financing activities	(9,689)	10,139	—	—	—	450
Net cash (used in)/provided by financing activities	(9,689)	(14,404)	84,194	—	(59,651)	450

	For the Year Ended March 31, 2021
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	39,859	(39,859)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(583)	(67,734)	68,317	—	—
Operating activities with external parties	3,322	(17,626)	(60,495)	(3,132)	—	(77,931)
Net cash provided by/(used in) operating activities	3,322	(18,209)	(88,370)	25,326	—	(77,931)
Investment in intercompany (9)	—	(32,549)	—	—	32,549	—
Loans to subsidiaries	(61,651)	—	—	—	61,651	—
Other investing activities	99,097	7,185	(633)	(202,312)	—	(96,663)
Net cash provided by/(used in) investing activities	37,446	(25,364)	(633)	(202,312)	94,200	(96,663)
Capital contribution from Group companies (9)	—	—	32,549	—	(32,549)	—
Borrowings under loan from Group companies	—	61,651	—	—	(61,651)	—
Other financing activities	(119,249)	—	—	—	—	(119,249)
Net cash (used in)/provided by financing activities	(119,249)	61,651	32,549	—	(94,200)	(119,249)

(7)
It represents the cash flows between primary beneficiaries of variable interest entities and the variable interest entities for intercompany service charges in accordance with exclusive consultation and service agreements.
(8)
It represents the cash flows between other subsidiaries, primary beneficiaries of variable interest entities and the variable interest entities for other intercompany service charges and treasury cash management purpose. The other intercompany service charges mainly represent the cash receipt/(payment) for services provided by the variable interest entities to other intercompany entities.
(9)
It represents the cash flows related to capital injections among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.

Transfers of Cash within the Group

Because Mogu and its subsidiaries operate its business in the PRC and receive economic benefits through the VIEs and the contractual arrangements, Mogu and its subsidiaries are not able to make direct capital contributions to the VIEs and their subsidiaries. Instead, Mogu and its subsidiaries may transfer cash to the VIEs by loans or by making payments to the VIEs as inter-group transactions. We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our company and a subsidiary or a VIE is subject to internal approval. To regulate our cash payments in daily operations, ensure safe use of capital and manage cash related risks and improve the efficiency of use of cash, we implement cash management policies, which are in compliance with PRC law. Transfers of cash between the Company, our subsidiaries, and the consolidated VIEs are considered as nonoperational payments and require application for internal approvals from our accountants and supervising management of the finance department. If a payment amount is larger than RMB3.0 million or over the annual expenditure budget, the application requires approval from our Chief Executive Officer. As part of the internal cash transfer procedure, our cashier and the management of the finance department will also review the approved application again before making the payment.

The cash inflows from investing activities of our company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. MOGU Inc. transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing operating cash, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing operating cash to them.Under PRC law, Mogu Inc. may provide funding to our PRC subsidiaries only by loans or payments to the VIEs as inter-group transactions, subject to satisfaction of applicable government registration and approval requirements, due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses. MOGU Inc. and its subsidiaries receive economic benefits from the VIEs through contractual arrangements. See “Item 3. Key Information – Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table presents the amounts of cash transfers, dividends and distributions between MOGU Inc. (parent company), the VIEs, and other subsidiaries for the years ended March 31, 2021, 2022 and 2023, respectively. See “Item 3. Key Information – Supplemental Financial Information Related to the VIEs.” and “Item 18. Financial Statements.”

	For the Year Ended March 31,
	2021	2022	2023
	(RMB, in thousands)
Cash paid by VIEs to PRC subsidiaries under service agreements(1)	(39,859)	(40,409)	(4,561)
Cash received by VIEs from Hong Kong and PRC subsidiaries for other operating activities(2)	68,317	131,050	114,322
Loans from /(paid to) MOGU Inc. to /(from) Hong Kong subsidiaries(3)	61,651	(24,543)	(19,311)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(4)	32,549	84,194	—

Notes:

(1)
It represents the cash flows from VIEs to the relevant WFOE (included in the “Primary Beneficiaries of VIEs” column) by paying service fees according to the exclusive business cooperation agreements.
(2)
It represents the cash flows received by VIEs from other subsidiaries for other intercompany service charges and treasury cash management purposes. The other intercompany service charges mainly represent the cash payment for services provided by the VIEs to other intercompany entities.
(3)
It represents the “Loans to subsidiaries” or “Receipt of loans repayment from subsidiaries” of the MOGU Inc. as in the condensed consolidating schedule of cash flow data.
(4)
It represents cash flows from Hong Kong subsidiaries (included in the “Other subsidiaries” column) to PRC subsidiaries which are included in “Capital contribution from Group companies” of the Primary Beneficiaries of VIEs in the condensed consolidating schedules.

The VIEs historically transferred and may continue to transfer cash to the relevant WFOEs by paying service fees according to the exclusive consultation and service agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE a quarterly service fee for the technical and consulting services at an amount that is equal to the VIEs’ revenue for the relevant quarter after deducting any applicable taxes, cost of revenues and retained earnings (which should be zero unless the relevant WFOEs otherwise agree in writing) or an amount adjusted at the relevant WFOEs’ sole discretion for the relevant quarter, which should be paid within 10 business days after the VIEs confirm in writing the amount and breakdown of the service fee for the relevant quarter in accordance with the terms of the agreements.

For the years ended March 31, 2021, 2022 and 2023, no dividends or distributions were made to MOGU Inc. by our subsidiaries.Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange (the “SAFE”). For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local branches of the SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment (“SAFE Circular 28”). Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and the SAFE or its local branches. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation(1)
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
(2)
Certain of our subsidiaries qualify for a 15% preferential income tax rate in China. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
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

Depending on the Group’s overall fund utilization and the VIEs’ financial performance, we will settle the amounts owed on a quarterly basis when the VIEs generate profits according to the contractual agreements.

For the years ended March 31, 2021, 2022 and 2023, no assets other than cash were transferred within our organization. In addition, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

A.
Reserved

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.” in this annual report.

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

Risks Related to Our Corporate Structure

We are considered to be the primary beneficiary of the VIEs (have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and substantially deriving the related economic risks and benefits of these entities) through the contractual arrangements and, accordingly, we consolidate the financial results of the VIEs under U.S. GAAP for accounting purposes; however, the contractual arrangements have not been tested in a court of law and are subject to significant risks, including:

•
If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless. See “—Risks Related to Doing Business in China—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 46.
•
We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 46.
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “—Risks Related to Doing Business in China—Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.” on page 51.
•
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 46.
•
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs are subject to additional taxes, which could negatively affect our financial condition and the value of your investment. See “—Risks Related to Doing Business in China—The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.” on page 49.
•
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See “—Risks Related to Doing Business in China—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 46.
•
We may rely on dividends paid by our PRC or Hong Kong subsidiaries to fund cash and financing requirements. To the extent cash is located in the PRC or Hong Kong or within a PRC or Hong Kong domiciled entity and may need to be used outside of the PRC or Hong Kong, the funds may not be available due to limitations placed on us by the PRC government. Any limitation on the ability of our PRC or Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

Risks Related to Doing Business in China

•
The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless. See “—Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.” on page 51.
•
The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process. See “— Risks Related to Our Corporate Structure — If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.” on page 45.
•
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
•
Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations. See “—Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.” on page 51.
•
Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.
•
The PCAOB had historically in years prior to 2023 been unable to inspect registered public accounting firms located in mainland China (including our auditor). The inability of the PCAOB to conduct inspections over these firms, including our auditor, in the past had deprived our investors with the benefits of such inspections.
•
If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms located in mainland China for two consecutive years in the future, our ADSs will be prohibited from trading in the United States under the HFCAA in the future. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.

Risks Related to the ADSs

•
We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold equity interest in our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control.” on page 45.

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

To achieve revenue growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost-effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully. We recorded net losses of RMB328.0 million, RMB642.4 million and RMB186.4 million(US$27.1 million) for the years ended March 31, 2021, 2022 and 2023, respectively.

In addition, growing our business requires significant efforts and resources from our management. For instance, we need to manage and continue to manage our relationships with KOLs, merchants and businesses with branding needs to ensure a sufficient and timely supply of quality content, promotion of products and provision of services. Such new offerings may not achieve broad user acceptance, present new and difficult technological or operational challenges and subject us to claims if the individual users and business owners are not satisfied with the quality of the content, products or services or do not have satisfactory experience in general. Also, we will need to manage our relationships with third-party service providers to ensure the efficient performance of our technology platform and continue to expand, train, manage and motivate our workforce. In addition, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All of these endeavors involve risks and will require significant management, financial and human resources. We cannot assure you that we will be able to implement our strategies successfully. If we are not able to achieve growth in our financial performance effectively, or at all, our business and prospects may be materially and adversely affected.

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

In July 2021, we acquired Ruisha Technology to expand and further utilize MOGU’s merchants’ service capabilities that we have been building over the years. We expect to be able to cooperate with more brands through Ruisha Technology, enriching our platform with more fashionable and high-quality product offerings for our users. However, Ruisha Technology has a limited history operating under our current business model. We might have difficulties fully integrate Ruisha Technology’s business operation into ours in a timely and cost-efficient manner, or at all. As such, it is difficult to evaluate our current business and future prospects, which may increase the risk of your investment.

Our revenues decreased by 42.3% from RMB835.3 million in the year ended March 31, 2020 to RMB482.4 million in the year ended March 31, 2021, decreased by 30.0% from RMB482.4 million in the year ended March 31, 2021 to RMB337.5 million in the year ended March 31, 2022 and decreased by 31.2% from RMB337.5 million in the year ended March 31, 2022 to RMB232.1 million (US$33.8 million) in the year ended March 31, 2023. We incurred net losses of RMB328.0 million, RMB642.4 million and RMB186.4 million (US$27.1 million) in the years ended March 31, 2021, 2022 and 2023, respectively. The restructuring of our business mix towards a KOL-driven, LVB-focused business model has negatively affected our ability to achieve growth and profitability in the last two years, and we may not be able to generate enough revenue to achieve growth or profitability for the foreseeable future. There can be no assurance that we will be able to achieve either revenue growth or profitability under our current business model.

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

We face intense competition particularly on our e-commerce, fashion content and technology elements. Our current or potential competitors include major e-commerce platforms in China as well as major traditional and brick-and-mortar retailers in China. Our competitors may have longer operating histories, greater brand recognition, larger user and merchant bases or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition experience and resources to compete with us in a variety of ways, thereby increasing their respective market and mind shares. Some of our competitors may be able to secure more favorable terms from merchants, third-party service providers and other business partners, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to their platform and systems development than us.

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

In the years ended March 31, 2021, 2022 and 2023, our top-10 KOLs contributed 43.7%, 57.3% and 75.7% of our total GMV, respectively. The popularity of our KOLs is a significant driver of our growth in active buyers through LVB, which in turn drives our GMV and revenue. KOLs with more fans are able to reach a wider audience when they promote or sell products on their LVB, and they also tend to attract more merchants to our platform for partnership opportunities. As of March 31, 2021, 2022 and 2023, our top-10 KOLs had 16.2%, 20.8% and 29.0% of the total number of fans of all of our KOLs, respectively.

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

In addition, we expect to maintain and develop cooperation with our major customers and business partners by providing quality branding services through Ruisha Technology. If we fail to incorporate Ruisha Technology as part of our business and fail to maintain our business relationships, our major customers or business partners may terminate their cooperation with us, which could materially and adversely affect our results of operations and financial condition. In addition, Ruisha Technology might have disputes with our major customers or business partners when providing online services and curtail our ongoing business relationship with those customers.

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

Our business depends on our ability to attract quality merchants and brand partners. Maintaining strong relationships with these merchants and brand partners is important to the growth of our business. We cannot assure you that our current merchants and brand partners will continue to cooperate with us on commercially attractive terms to us, or at all, after the term of the current agreements expire. If we lose any of these important merchants or brand partners, or if GMV generated from a significant merchant is substantially reduced due to, for example, increased competition, ineffectiveness of our advertisement solutions, a significant change in the business policy or operation of the relevant merchants or brand partners, any deterioration in our relationship with such merchants or brand partners, or significant delays in payments for our services, our business, financial condition and results of operations may be materially and adversely affected. Even if we maintain good relationships with our merchants and brand partners, they may be unable to remain in business due to economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes, in which event our business and results of operations may be materially and adversely affected.

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

We offer Bai Fu Mei, a financing solution with flexible repayment terms, to users on our platform, through which users can easily obtain small credits for their purchases of products on our platform after going through our streamlined application process. Loans that we make to consumers through Bai Fu Mei are collateralized by the accounts receivables related to the purchased goods. We also offer advanced payment collection service to merchants by collecting service fees based on the principal, to obtain funds from sale of goods upon shipment, rather than upon delivery to customers, which shortens the cash collection cycle for merchants. In addition, we also provide loans to merchants secured by their accounts receivables from customers, which are provided through the VIEs that have factoring business qualification. We charge a service fee for the loans and the amount of which is based on the principal of the loans. The default rate for our internet financing solutions has historically been low. We may not be able to maintain low delinquency rates for the financing solutions offered on our platform, and such delinquency rates may be significantly affected by economic downturns or credit cycle associated with the volatility of general economy beyond the control of us, our users and merchants. If economic conditions deteriorate, we may face increased risk of default or delinquency of our users and merchants. If we cannot track the deterioration of the creditworthiness of our users and merchants, the criteria we use for the analysis of their credit profiles may be rendered inaccurate. As a result, we may not be able to accurately assess the credit profiles of them. Since financing solutions’ contribution to our total revenues has continued to increase over the past year, if any of the foregoing were to occur, our results of operations, financial position and liquidity would be materially and adversely affected.

Our users use third-party payment service providers to make payments on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our users make payments through a variety of methods, including payment through our third-party online payment service partners, such as Wechat Pay, Alipay, LianLian Pay and China UnionPay. We may also be subject to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platform. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB229.8 million, RMB148.4 million and RMB67.7 million (US$9.9 million) in sales and marketing expenses in the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our margin.

We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 pandemic, which could significantly affect our business, financial condition and results of operations.

In recent years, there have been outbreaks of epidemics in China and globally. Our results of operations could be adversely and materially affected to the extent COVID-19 or any other epidemic, such as H1N1 flu, H7N9 flu, Severe Acute Respiratory Syndrome or SARS, Zika virus, Ebola virus, avian flu or other infectious disease, that harms the Chinese and global economy in general and the development of e-commerce industry in China.

Beginning in 2020, COVID-19 has resulted in quarantines, travel restrictions, and temporary closure of businesses and facilities in China and worldwide. For its impact on our financial results, see “Item 5. Operating and Financial Review and Prospects –

A. Operating Results.” China began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. However, there remains uncertainty as to the future impact of the virus. The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments, and measures to stimulate the general economy to improve business condition. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations. We keep closely monitoring the impacts of COVID-19 pandemic on us.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services. Various impacts arising from these or other severe conditions may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

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

Increases in labor costs and restrictions in the supply of labor in China and our inability to retain or attract talents may materially and adversely affect our business, financial condition and results of operations and cause our ADSs to be worthless.

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

As the e-commerce industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in August 2018, the SCNPC promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law provides that e-commerce operators must obtain administrative licenses if the business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on E-commerce.” for further details. On March 15, 2021, the SAMR promulgated a revised vision of the Online Trading Measures, which became effective on May 1, 2021. The revision makes further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. However, it remains uncertain as to how the E-Commerce Law will be further interpreted and implemented. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. We changed the website from mogujie.com to mogu.com. We have updated the related licenses and approvals pursuant to the relevant laws and regulations and may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Advised by King & Wood Mallesons, our PRC legal counsel, we do not believe that our provision of sales promotion activities through live video broadcasts will be viewed as provision of internet audio-visual programs to the public which would require a license for providing internet audio-visual program services. We cannot assure you that the relevant PRC government authorities would agree with our conclusions. Also, we believe the provision of sales promotion activities through live video broadcasts has been a relatively minor portion of our business and is likely to be further reduced. However, if we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. We may be required by Chinese governmental authorities to share personal information and data that we collect to comply with PRC laws relating to cybersecurity. All these laws and regulations may result in additional expenses to us and subject us to negative publicity which could harm our reputation and negatively affect the trading price of the ADSs. There are also uncertainties with respect to how laws and regulations may be interpreted and implemented in practice. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, in August 2021, the SCNPC released the Personal Information Protection Law. The Personal Information Protection Law provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent and requirements on processing of sensitive personal information. As many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities and courts in practice, we may be required to make further adjustments to our business practices to comply with the enacted form of the law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Cybersecurity and Privacy.”

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

Cybersecurity and Data Security

PRC authorities have promulgated a number of laws and regulations relating to cybersecurity and data security in the past year. In June 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. In July 2021, the state council promulgated the Regulations on the Protection of Critical Information Infrastructure, which became effective on September 1, 2021. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. Under the Regulations on the Protection of Critical Information Infrastructure, “critical information infrastructure” is defined as those network facilities or information systems that may endanger national security, people’s livelihoods and the public interest if such facilities or systems were to experience data breaches, damage, or system malfunctions. In particular, the network facilities or information systems used in certain critical industries or sectors (such as telecommunications, energy, transportation, finance, public services and national defense) are considered critical information infrastructure. Critical information infrastructure operators, as determined and notified by the applicable governing authorities, are required to undergo cybersecurity reviews if they procure network products and services which could affect the security of their information infrastructure, network or data. As of the date of this annual report, we have not received any notice that we are a critical information infrastructure operator by any government authority. Under the Cybersecurity Review Measures, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. As these laws and regulations are relatively new, certain concepts thereunder, including the exact scope of the term “critical information infrastructure operators” and “network platform operators,” remain subject to further clarification. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and become subject to the relevant PRC cybersecurity laws and regulations.

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

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which unified a number of hitherto separate rules with respect to personal information rights and privacy protection, and took effect on November 1, 2021. The Personal Information Protection Law strengthened the protection of personal information. As a general principle, the processing of personal data must be directly related to a specific and reasonable purpose and the related collection of personal information must be tailored to what is necessary to meet that purpose. The Personal Information Protection Law also created a number of specific requirements for the processing of personal data. For example, the law prohibits any person that processes personal data from engaging in price discrimination or otherwise applying unreasonable differential treatment to individuals based on automated analysis of collected personal information. To meet the latest regulatory requirements of the PRC authorities, we update our privacy policies from time to time and adopt technical measures to protect data and ensure that we systematically protect personal information rights. However, many of the specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with personal information protection laws and regulations.

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

Our reputation, business and results of operations would be adversely impacted by any counterfeit, unauthorized or infringing products sold on our platform that fail to meet the applicable legal requirements.

Merchants on our platform and our brand partners are separately responsible for sourcing their products. Although we have adopted measures to verify the authenticity of products sold on our platform and to immediately remove any counterfeit products found on our platform, these measures may not always be successful. If we were to negligently participate or assist in infringement activities associated with counterfeit goods, failed to duly verify the qualifications or the licenses of the business operators on the platforms, or failed to duly perform our safety protection obligations with respect to goods or services that are pertinent to the life and health of consumers and provided via e-commerce platforms, potential sanctions under PRC law include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Consumer Protection.” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on E-commerce.”

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

We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 10.1% and 5.4% of our total assets as of March 31, 2021, and 2022, respectively, as a result of historical business combinations. As of March 31, 2023, our goodwill is nil. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. The application of a goodwill impairment test requires significant management judgment. If our estimates and judgment are inaccurate, the fair value determined could be inaccurate and the impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future, which could have a material adverse effect on our results of operations. As of March 31, 2023, based on our annual impairment assessment, our goodwill was fully impaired and the balance was nil.

In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. We had impairment of goodwill and intangible assets of nil, 235.4 million and RMB84.7 million for the years ended March 31, 2021, 2022 and 2023, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and intangible assets in the future or that such impairments will not be material. As of March 31, 2022 and 2023, the market capitalization of our company was lower than the carrying value of net assets of our company. If the market capitalization of our company continues to be lower than the carrying value of net assets of our company for a prolonged period, as happened during the years ended March 31, 2022 and 2023, it may be considered as a triggering event for us to perform an interim intangible assets impairment test and we may need to recognize intangible assets impairment if the fair value is estimated to be less than their carrying amount. In addition, weaker-than-expected operating results and cash flows performance in the future or other relevant factors could be considered triggers which would require an intangible assets impairment assessment, and additional impairment charges could result and be recognized in future periods. Any significant impairment losses charged against our intangible assets could have a material adverse effect on our business, financial condition and results of operations.

We have and may continue to invest in or acquire complementary assets, technologies and businesses, and such efforts may fail and have in the past, and may continue to, result in equity or earnings dilution.

We have in the past and may continue to invest in and acquire assets, technologies and businesses that are complementary to our business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions of assets and businesses have in the past, and may continue to, result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets. For example, in July 2021, we acquired Ruisha Technology at an aggregate consideration of RMB50.0 million in cash, to expand and further utilize MOGU’s merchants’ service capabilities that we have been building over the years.

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

Since our inception, we have focused on selling fashion apparel. We have expanded the product offerings on our internet platform to include selected categories of lifestyle, healthcare and other complementary products, and we have extended our offering of products and services to business that needs branding services. Changes in our product mix involve risks and challenges different from those of our existing product categories. Our lack of familiarity with and lack of relevant customer data relating to these products may make it more difficult for us to anticipate customer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our merchants may experience higher return rates on new products, receive more customer complaints about such products and face costly claims because of selling such products, which would harm our brand and reputation as well as our financial performance. We may also be involved in disputes with the merchants in connection with these claims and complaints.

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

In addition, the PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services. For example, on February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisements which took effective on May 1, 2023. The Measures for the Administration of Internet Advertisements stipulates that the promotion of commodities or services in the form of paid listings on the Internet must be prominently identified as advertisements, among other heightened obligations. As these measures are enacted into law, our costs of complying with and our potential liability under the relevant laws and regulations would increase, which may have a material adverse effect on our business, financial condition and results of operations.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. We are aware of certain copycat online platforms that attempt to cause confusion or diversion of traffic from us at the moment, against which we are considering initiating lawsuits, and we may continue to become an attractive target to such attacks in the future because of our brand recognition in the e-commerce industry in China. In addition, we notice that some third party is applying to register or has registered trademarks similar to ours in different classes of goods. These trademarks may have the same word element such as “蘑菇街,” “锐鲨” or “美丽说” and may potentially cause consumer confusion and compromise our reputation and brand recognition. However, we cannot be certain that these measures could be effective in defending against such copycat online platforms or third parties. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

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

We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of June 30, 2023, options to purchase 5,758,327 ordinary shares as well as 72,118,800 restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of operations and comprehensive loss in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2023 due to material weakness identified. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During our initial public offering in 2018, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our identified material weakness, we have implemented and plan to implement a number of measures to address the material weakness. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience and consider requiring financial reporting personnel to obtain US GAAP related qualifications. However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of March 31, 2023. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

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

The global macroeconomic environment is facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The Federal Reserve has raised interest rates in the United States. The rapid rise in interest rates in the United States during 2022 have resulted in a state of volatility and uncertainty with respect to the health of the U.S. banking system. The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online games, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company incorporated in the Cayman Islands. Hangzhou Shiqu is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our business in China mainly through Hangzhou Juangua and Beijing Meilishikong and their respective subsidiaries, the VIEs based on a series of contractual arrangements entered by and among Hangzhou Shiqu, the VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we hold a controlling financial interest in the VIEs and consolidate their financial results in our financial statements under U.S. GAAP.

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we would not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our results of operations may be materially and adversely affected, and the value of our ADSs might significantly decline or become worthless.

We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control (a controlling financial interest, as defined under ASC 810) over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to operate our business and realize economic benefits.

The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of any of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to hold a controlling financial interest in the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China— Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.”

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs include Mr. Qi Chen, who is the chairman of our board of directors, and Messrs.Yibo Wei and Xuqiang Yue, who are also our shareholders. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint Hangzhou Shiqu or a person designated by Hangzhou Shiqu to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the contractual agreements between us and the VIE’s shareholders may be subject to PRC laws and regulations.

We have relied on contractual arrangements with Hangzhou Juangua and Beijing Meilishikong and its shareholders to conduct a portion of operations in China. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. As a result, these uncertainties could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to receive economic benefits from the VIE, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China— Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.”

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs are subject to additional taxes, which could negatively affect our financial condition and the value of your investment.

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

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of a certain portion of our business if the any of the VIEs goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs hold certain assets that are material to the operation of a certain portion of our business, including permits, domain names and most of our intellectual property rights. If any of the VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

We may rely on dividends paid by our PRC or Hong Kong subsidiaries to fund cash and financing requirements. To the extent cash is located in the PRC or Hong Kong or within a PRC or Hong Kong domiciled entity and may need to be used outside of the PRC or Hong Kong, the funds may not be available due to limitations placed on us by the PRC government. Any limitation on the ability of our PRC or Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC or Hong Kong subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong and the Cayman Islands. If our PRC or Hong Kong subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Our PRC and Hong Kong subsidiaries are permitted under the respective laws of the PRC and Hong Kong to provide funding to us through dividends without restriction on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our business in the PRC or Hong Kong, or PRC or Hong Kong entities, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions or the imposition of restrictions and limitations by the PRC government on the ability to transfer cash. In addition, if any of our subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

In particular, under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Hangzhou Shiqu and Meilishuo Beijing, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of directors of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC or Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

During the fiscal years ended March 31, 2021, 2022 and 2023 and through the date of this annual report, neither the Company nor any of its subsidiaries has paid dividends or made distributions to U.S. investors. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

Risks Related to Doing Business in China

The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over our business operations. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. For example, on July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 27, 2021,the NDRC and the MOFCOM, jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Although as advised by our PRC legal advisor, King & Wood Mallesons, we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded. The PRC government may also require us to obtain new permits or approvals to continue our operations or further offer our securities to investors. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business.

The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations is still evolving, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. On February 17, 2023, the CSRC issued the Filing Measures, which became effective on March 31, 2023. The Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Filing Measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises. On February 24, 2023, the CSRC promulgated the Provisions on Strengthening the Confidentiality and Archives Administration related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality Provisions, according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

These measures or provisions to regulate direct or indirect overseas offering and listing may be further amended, revised or updated. The Filling Measures do not provide for detailed requirements of the substance and form of the filing documents. The Confidentiality Provisions do not provide for a narrowly defined scope of government work secrets or the documents and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the evolving nature of the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

While the Chinese economy has experienced significant growth over the past decades, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese economy in 2020 was severe. According to the National Bureau of Statistics of China, China’s real GDP growth rate was approximately 2.3%, 8.1% and 3.0% in 2020, 2021 and 2022, respectively. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in demand for and spending on the products and services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.

Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.

The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and internal rules. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our ability to enforce the contractual agreements between us and the VIE’s shareholders may be subject to PRC laws and regulations.”

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

The interpretation and application of the evolving PRC laws, regulations and policies relating to the internet industry have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

In recent years, the PRC government imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic companies.

Further, we are prohibited from financing the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses. See “Item 3 Key Information – Transfers of Cash within the Group.”

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

We may be subject to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We may be subject to the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7 to our company. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

The PCAOB had historically in years prior to 2023 been unable to inspect registered public accounting firms located in mainland China (including our auditor). The inability of the PCAOB to conduct inspections over these firms, including our auditor, in the past had deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections completely before December 15, 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors located in the jurisdictions that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its previous PCAOB determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong for two consecutive years, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms located in mainland China for two consecutive years in the future, our ADSs will be prohibited from trading in the United States under the HFCAA in the future. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.

The HFCAA was enacted on December 18, 2020, pursuant to which if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC would prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. In particular, pursuant to the SEC’s final amendments implementing the disclosure and submission requirements of the HFCAA announced on December 2, 2021, starting from fiscal years after December 18, 2020, the SEC would identify an issuer as a “Commission Identified Issuer” if the issuer filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined that it would be unable to inspect or investigate completely. The SEC would then impose a trading prohibition on an issuer if it identified the issuer as a “Commission-Identified Issuer” for three consecutive years. On December 16, 2021, the PCAOB has also issued a report to notify the SEC that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

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

On August 22, 2022, we were identified by the SEC as a “Commission-Identified Issuer” following the filing of our Form 20-F for the fiscal year ended March 31, 2022 with the SEC on July 15, 2022. On December 15, 2022, the PCAOB issued a report that vacated its previous PCAOB determinations. Accordingly, we are currently not at risk of having our ADSs subject to a trading prohibition under the HFCAA as we do not expect to be identified as a “Commission-Identified Issuer” for a second consecutive year.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act became effective, which amended the HFCAA, by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and has stated that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Further, whether the PCAOB will continue to be able to conduct inspections of our auditor is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities and the uncertainties surrounding China-U.S. relations. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

The SCNPC enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

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

We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold an equity interest in Mogu Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless. Mogu Inc., its PRC subsidiaries and VIEs, and investors of Mogu Inc. face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

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

In November 2021, we received a letter from the New York Stock Exchange notifying us that the Company’s average closing price of its security on the consolidated tap is less than US$1.00 over a consecutive 30 trading-day period and was below compliance criteria. In response to the noncompliance letter and to countervail any short-term adverse effect resulted and rectify the deficiencies in our trading price, we decided to change the ratio of our ADS from one ADS to twenty-five (25) Class A ordinary shares to three hundred (300) Class A ordinary shares, effective on March 28, 2022. However, we cannot assure you that the closing price will not be less than US$1.00 in the future. Further, we cannot guarantee that we will be able to maintain the compliance criteria that require the average market capitalization over a 30 trading-day period of to be at least $15 million, even though we are currently in compliance with such criteria. If we fail to comply with any compliance criteria for continued listing and we are unable to regain compliance pursuant to the relevant procedures, our ADSs may be delisted or prohibited from trading on NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. In addition, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

In May 2020, our board of directors authorized a new repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from May 28, 2020 through May 27, 2021. In September 2020, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from September 13, 2020 through September 12, 2021. In August 2021, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from August 27, 2021 through August 26, 2022. In September 2022, our board of directors further authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over the period from September 9, 2022 through August 31, 2023. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” for details of our share repurchase transactions pursuant to these share repurchase programs for the fiscal year ended March 31, 2023. Although our board of directors has authorized share repurchase programs and can authorized additional share repurchase programs in the future, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

Techniques employed by short sellers may drive down the market price of our listed ADSs.

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

Any allegations or reports published by short sellers against our company may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations and information in such reports are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves against negative information in such reports, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

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

As of June 30, 2023, Mr. Qi Chen, our co-founder, the chairman of our board of directors, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 12.3% of our total issued and outstanding share capital and 80.8% of our aggregate voting power as of June 30, 2023. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility terminates, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire ADSs. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the ADSs to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We rely on such exemption provided by the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

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

We are a “controlled company” as defined under the New York Stock Exchange listing rules because Mr. Qi Chen, our co-founder and the chairman of our board of directors, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders owning the ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because we have power to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and are entitled to the economic benefits associated with them that could be significant to the VIEs, and thus we are regarded as the primary beneficiary of the VIEs for accounting purposes. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2023 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

ITEM 4. INFORMATION ON THE COMPANY

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

On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million), on which we have paid installment payments. The office building has been completed in December of 2022. We expect to begin business operations in this office building from October, 2023.

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

B.
Business Overview

We are a KOL-driven online fashion and lifestyle destination in China. We provide people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. People shop not only to buy, but also for leisure, entertainment and to stay informed of the latest trends. By connecting merchants, KOLs and users together, our platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience. In July 2021, we acquired Ruisha Technology as a means to explore new opportunities in the global operation of merchants. Ruisha Technology focuses on serving leading brands in the retail industry and providing brands with private domain operation and private domain product systems, etc. solutions and services. Ruisha Technology is dedicated to providing brands with one-stop brand-wide integrated marketing solutions that keep abreast of the times.

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

Users access our platform primarily through mobile applications, including our flagship Mogujie mobile app, as well as through our Mini Programs on Weixin. Our highly engaged user base primarily consists of young females between the ages of 25 and 35. In March 2023, on average, an active buyer through LVB on our platform spent over 47 minutes per day watching our live video broadcasts, and 93% of them repurchased within 30 days of their initial purchase. If an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.

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

As many consumers pay more attention to their health and general well-being in the past three years, we have actively adjusted our product offering and enriched our product portfolio with a variety of healthcare products, grocery, household suppliers and foods concurrently. We aim to continue to offer our consumers more variety of products and bring more fun to the shopping experience.

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

We have invested in LVB host incubation programs that help us expand our LVB host talent pool and increase the popularity of LVB hosts. We have a bottom-heavy LVB host tier system, where we attract new LVB hosts from all walks of life to stream on our platform, and we discover and cultivate new LVB hosts with potential for building a large fan base and promoting product sales. in the process. We also hold events or competitions, such as the “Duo Hundred” and “Migrating Bird” plans we rolled out in 2019, to discover LVB hosts with good potential in large numbers so that we can focus on incubating them. Leveraging our experience in LVB host incubation, we cultivate and support our LVB hosts in many ways, including user traffic diversion that matches the LVB host’s popularity, continuing guidance on effective viewer interactions during LVB, supply chain support for products sold by the LVB host, user or fan data analytics, branding partnerships with our merchant partners, and otherwise promoting the LVB host in multiple media channels. In our internal system, we define LVB hosts who have achieved a certain level of fan following and product sales as established LVB hosts. Established LVB hosts typically possess loyal fan base, professional sales capability, and proven content creation know-how. The number of established LVB hosts are 249, 240 and 165 as of March 31, 2021, 2022 and 2023.

Our Users

Our young and engaged user base is the key to our success. Our users are from cities and towns all over China. Most of our active buyers through LVB are females of ages between 25 and 35, who are used to viewing live video broadcasts, passionate about the latest fashion and beauty trends, active on social networks, and used to online shopping. Many of our users become fans of certain LVB hosts by following them on our platform. Fans may communicate with and show support to their LVB hosts by commenting on a message wall dedicated to such hosts, where they may also like and respond to other comments, creating a virtual fan club for all participants in the process. Fans who want to help expand the LVB hosts’ fan base may do so by referring the LVB hosts’ channels to other users, who may continue this referral process with more users to rapidly expand the network of fans for the LVB hosts. Certain fans who are especially active in interaction with the LVB hosts may even become the head of their fan base, enjoying privileges such as discount on products.

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

We strive to provide our users with the broadest range of high-quality and engaging original content, catering to both popular and niche tastes in fashion and helping users relate to fashion, and our content broadly revolves around different fashion and lifestyle topics, such as fashion and lifestyle tips, try-outs and reviews. We facilitated KOLs and users in generating content on our platform, and the content is available in a variety of multi-media formats, including:

•
Live Video Broadcasts. Live video broadcasts are mostly hosted by our KOLs and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB10.9 billion, RMB9.8 billion and RMB5.9 billion (US$0.9 billion) to our total GMV for the years ended March 31, 2021, 2022 and 2023. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. While watching these live video broadcasts, users can interact with the LVB hosts in real time through embedded instant messaging tools, and conveniently purchase products promoted by the LVB hosts within the same interface.
•
Short-live Videos. A short video clip with a duration of one to three minutes featuring product demonstration by LVBs in their livestreaming channels that can be distributed as structured and tagged information to wider audience in public.
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

Payment

In addition to accepting user payment directly on our platform, we cooperate with leading third-party online payment service providers in China, including Weixin Pay, Alipay, LianLian Pay and China UnionPay, to enable our buyers to make payments for their purchases easily and efficiently. We are not dependent on any particular provider for online payment services.

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

Intellectual Property

Our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and other intellectual property are critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, KOLs, third-party merchants business customers and others to protect our proprietary rights. As of March 31, 2023, we own 18 registered patent, 1009 registered trademarks in the PRC, copyrights to 240 software programs developed by us relating to various aspects of our operations, and 205 registered domain names, including mogu.com, mogujie.com and meilishuo.com.

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

In view of these restrictions on foreign direct investment in value-added telecommunications services and certain other types of businesses under which our business may fall, including internet culture services, internet audio-visual program services and radio/television programs production and operation business, we engage in value-added telecommunications services through various VIEs established in China. For more information, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIEs and Their Respective Shareholders.” Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a value-added telecommunications business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.” If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in value-added telecommunications services and other types of businesses on which foreign investment is restricted or prohibited, we could be subject to severe penalties.

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

According to the Catalog of Telecommunications Services (2015 Amendment) promulgated on December 28, 2015, effective as of March 1, 2016 and amended on June 6, 2019, or the Catalog, Internet information services, or ICP service and online data processing and transaction processing services (for-profit e-commerce), or EDI Service are classified as value-added telecommunications services, and the provider of ICP Service and EDI Service shall obtain ICP License and EDI Licenses from the MIIT, or its provincial branches, prior to the provision of ICP Services or EDI Services.

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

Although we do not believe that providing sales promotion activities through live video broadcast shall be recognized as providing internet audio-visual programs related services to the public, and should not require an Audio-Visual License, the relevant PRC government authorities, including the SARFT, may not reach the same conclusion as we do, and we may be required to obtain an Audio-Visual License or any additional licenses or approvals. One of our VIEs, Hangzhou Juangua, has duly completed such record-filing procedures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Regulations on Consumer Protection and Advertising

Regulations on Consumer Protection

On October 31, 1993, the SCNPC promulgated the Law on the Protection of Rights and Interests of Consumers, or the Consumer Protection Law, which was amended on August 27, 2009 and October 25, 2013. Pursuant to the Consumer Protection Law, the business operators must ensure that the commodities they sell satisfy the safety requirements, provide consumers with authentic information, and guarantee the quality, function, term of use of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to liabilities such as refund, returns, repairs, and payment of damages. If business operators infringe the legal rights and interests of consumers, they may be subject to criminal liabilities. The amended Consumer Protection Law launched in October 2013 further enhances consumer protection and intensifies the obligations imposed on online trading platform and business operators.

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

Regulations on Cybersecurity and Privacy

Regulations on Cybersecurity

On December 16, 1997, the Ministry of Public Security, or the MPS, issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, as amended on January 8, 2011, which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. On December 28, 2000, the SCNPC enacted the Decision on the Protection of Internet Security, as amended on August 27, 2009, which provides that the following activities conducted through the internet are subject to criminal liabilities: (a) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (b) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (c) stealing or divulging state secrets, intelligence or military secrets via internet; (d) spreading false or inappropriate commercial information; or (e) infringing on the intellectual property.

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

The Civil Code of the PRC, which was adopted by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, also stipulates the protection on personal information of individuals. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information

For the protection of personal information, network operators like us may not disclose or tamper with personal information that we have collected, and we are obligated to store the personal information and important business data collected or generated in the course of operations within the country within PRC territory, to remove unlawfully collected information and to amend incorrect information. Moreover, we may not provide personal information to third parties without prior consent. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC laws relating to cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

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

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report:

Notes:

(1)
Represents (i) 444,989,552 Class A ordinary shares and 4.0% voting rights held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, and (ii) 15,151,714 Class A ordinary shares and 0.1% voting rights held by Tencent Growth Holdings Limited, a Hong Kong limited liability company. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of both Image Future Investment (HK) Limited and Tencent Growth Holdings Limited. The registered address of each of Image Future Investment (HK) Limited and Tencent Growth Holdings Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)
Represents (i) 220,151,966 Class B ordinary shares and 58.7% voting rights held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares and 22.1% voting rights held by Elevenhalf MG Holding Limited, a BVI business company, and (iii) 388,225 ADSs (representing 116,476,500 Class A ordinary shares) and 1.0% voting rights acquired on the open market from September 7, 2022 to December 12, 2022 held by Mr. Qi Chen. Eleven half MG International Limited and Eleven half MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Eleven half MG International Limited and Eleven half MG Holding Limited in our company. The registered address of Eleven half MG International Limited and Eleven half MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(3)
Represents (i) 130,587,000 Class A ordinary shares and 1.2% voting rights held by HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), and (ii) 130,587,005 ordinary shares and 1.2% voting rights held by Hillhouse Investment

Management, Ltd, an exempted Cayman Islands company (“HIM”). HHLR acts as the sole investment manager of each of HHLR Fund, L.P. (“HHLR Fund”) and YHG Investment, L.P. (“YHG”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HIM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Hillhouse MGJ Holdings Limited ("MGJ") is wholly owned by Fund II. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of MGJ. HHLR and HIM are under common control and share certain policies, personnel and resources. The registered address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(4)
Represents 206,730,009 Class A ordinary shares and 1.8% voting rights held by Trustbridge Partners IV, L.P., a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(5)
Represents 200,662,100 Class A ordinary shares and 1.8% voting rights held by Bertelsmann China Holding GmbH, a German company with limited liability, as reported in a as reported in a Schedule 13G amendment jointly filed by Bertelsmann SE & Co. KGaA and Bertelsmann China Holding GmbH on February 8, 2021. Bertelsmann China Holding GmbH is a wholly-owned subsidiary of Bertelsmann SE & Co. KGaA. The business address of Bertelsmann China Holding GmbH is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(6)
Represents (i) 107,643,285 Class A ordinary shares and 1.0% voting rights held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) and 0.2% voting rights acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei. Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust (the “Trust”). Mr. Wei is the settlor of the Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of the Trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in the Issuer. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(7)
Represents aggregate 780,837,635 Class A ordinary shares and 6.9% voting rights held by shareholders each of which beneficially own less than 5% of our total outstanding shares.

The following is a summary of the currently effective contractual arrangements relating to Hangzhou Juangua and Beijing Meilishikong.

Contractual Arrangements with the VIEs and Their Respective Shareholders

The following is a summary of our contractual agreements that are currently in effect, by and among our wholly-owned subsidiary Hangzhou Shiqu, the VIEs and their shareholders. Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) have power to direct activities of the VIEs that most significantly affect the economic performance of the VIEs, (ii) receive the economic benefits of the VIEs that could be significant to the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result, we are regarded as the primary beneficiary of the VIEs for accounting purposes and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, neither our Cayman Islands holding company nor the investors in the holding company have an equity ownership or direct investment in the VIEs.

Agreements that provide us with a controlling financial interest in the VIEs

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

However, our PRC legal counsel, has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Rules and regulations governing the internet industry in China are relatively new and quickly evolving. The enforcement of rules and regulations in China governing the internet industry could adversely affect our results of business and financial operations and the value of our ADSs.”

D.
Property, Plant and Equipment

We are headquartered in Hangzhou, China, and have leased an aggregate of approximately 6.2 thousand square meters of office space in Hangzhou as of March 31, 2023. We had an aggregate of approximately 1.8 thousand square meters of office space in Lishui as of March 31, 2023. We also had an aggregate of approximately 0.1 thousand square meters of office space in Shanghai as of March 31, 2023. We lease our premises under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2023 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Hangzhou, China	6.2	Office	1-5
Lishui, China	1.8	Office	1
Shanghai, China	0.1	Office	1

On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million). The office building has been completed in December, 2022. We expect to begin business operations in this office building From September 2023.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors.” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years of 2021, 2022 and 2023 are to the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

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

Our GMV associated with LVB was RMB10.9 billion, RMB9.8 billion and RMB5.9 billion for the years ended March 31, 2021, 2022 and 2023, respectively. Our active buyers through LVB were 3.5 million, 3.0 million and 1.6 million for the years ended March 31, 2021, 2022 and 2023, respectively. Our established LVB hosts were 249, 240 and 165 as of March 31, 2021, 2022 and 2023, respectively.

Our total GMV was RMB13.9 billion, RMB10.7 billion and RMB6.1 billion for the years ended March 31, 2021, 2022 and 2023, respectively. Our total revenues were RMB482.4 million, RMB337.5 million and RMB232.1 million (US$33.8 million) for the years ended March 31, 2021, 2022 and 2023, respectively.

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

Impact of COVID-19 on Our Operations and Financial Performance

The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new variants of COVID-19, may continue to have, a significant impact on our operations and financial results. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us.

In 2020, in response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, including extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China, and put significant strain on merchandise shipping and delivery in 2020. Despite the successful roll-out of vaccines around the world, a varying degree of uncertainty remained throughout 2021. This was caused by new variants of COVID-19, varying vaccine effectiveness rates and the need for the reimposition of government-imposed restrictions. During the first quarter of 2022, due to the outbreak of COVID-19 in China and the implementation of relevant COVID-19 mandates, businesses have experienced an overall disruption of logistics and supply chain across industries. As a result, the delivery of certain merchandise sold on our platform was delayed. The Chinese government began to modify its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. As of the date of this annual report, our business activities have returned to normal levels. As of March 31, 2023, our cash and cash equivalents were RMB417.0 million (US$60.7 million) and our short-term investments was RMB145.8 million (US$21.2 million). We believe this level of liquidity is sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.

The extent to which the COVID-19 pandemic impacts our long-term results will depend on future developments which are highly uncertain, unpredictable and beyond our control, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments, and measures to stimulate the general economy to improve business condition. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 pandemic, which could significantly affect our business, financial condition and results of operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Revenues
Commission revenues	318,602	66.0	226,742	67.2	147,514	21,480	63.6
Marketing services revenues	71,345	14.8	17,888	5.3	4,416	643	1.8
Financing solutions revenues	49,285	10.2	31,852	9.4	12,947	1,885	5.6
Technology service revenues	28,505	6.0	46,077	13.7	58,867	8,572	25.4
Other revenues	14,655	3.0	14,910	4.4	8,332	1,213	3.6
Total revenues	482,392	100.0	337,469	100.0	232,076	33,793	100.0

Commission revenues. We earn commissions from merchants on our platform when transactions are completed and settled. The merchandise transactions are deemed completed (with related commission revenue earned) upon users’ acceptance of merchandise. Such commissions are generally determined as an agreed percentage of the value of merchandise sold by merchants. We typically charge a commission rate of approximately 5% to 10% to merchants.

Marketing services revenues. We generate revenues from marketing services by providing online marketing services, including display-based, search-based and native content-based advertisements and marketing services, to merchants and brand partners.

Financing solutions revenues. We generate revenues from loaning to users and merchants through factoring arrangements and from making services by facilitating the financial institutions to provide loans to merchants and users through our online platform and services to manage repayments.

Technology service revenues. We provide businesses with marketing needs with one-stop and customized services for their online operations, including various website operational services, data management platforms and other software, as well as value-added services such as data traffic improvements and technology services to insurance companies.

Other revenues. Our other revenues primarily consist of logistic services revenue, promotion services revenue and others.

Costs and expenses

The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(183,112)	19.1	(159,601)	15.4	(113,884)	(16,583)	26.7
Sales and marketing expenses	(229,775)	23.9	(148,410)	14.4	(67,709)	(9,859)	15.9
Research and development expenses	(103,474)	10.8	(82,641)	8.0	(37,068)	(5,398)	8.7
General and administrative expenses	(103,038)	10.7	(79,178)	7.7	(63,445)	(9,238)	14.9
Amortization of intangible assets	(341,802)	35.5	(328,154)	31.7	(59,992)	(8,736)	14.1
Goodwill and intangible assets impairment	—	—	(235,394)	22.8	(84,693)	(12,332)	19.7
Total costs and expenses	(961,201)	100.0	(1,033,378)	100.0	(426,791)	(62,146)	100.0

Cost of revenues. Costs of revenues primarily consist of payroll costs including share-based compensation expenses, information technology related expenses, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

Sales and marketing expenses. Sales and marketing expenses primarily consist of payroll costs including share-based compensation expenses, promotion expenses and other daily expenses which are related to the sales and marketing departments.

Research and development expenses. Research and development expenses are expensed as incurred and primarily consist of staff costs including share-based compensation expenses, rental expenses and other expenses. We expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software, mobile application and website content.

General and administrative expenses. General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Amortization of intangible assets. We incur expenses for the amortization of our intangible assets, which primarily consist of our merchant resources, brand, strategic business resources, customer relationship and technology that were acquired in our business combinations with Meilishuo in 2016 and Ruisha Technology in 2021, as well as the amortization of the intangible assets recorded as a result of the business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2023, the net carrying amount of our intangible assets was RMB12.6 million (US$1.8 million) which primarily consist of the intangible assets which were recorded in connection with the business combination with Ruisha Technology.

Impairment of goodwill and intangible assets. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in our business combinations with Meilishuo in 2016 and Ruisha Technology in 2021. For the year ended March 31, 2023, impairment charges relating to goodwill and certain intangible assets totaling RMB84.7 million (US$12.3 million) were recorded. For further information, see Notes 12 and 14 to our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income, net	49,885	(100.0)	25,427	(100.0)	7,267	1,058	(100.0)

Other income, net. Other income, net primarily consists of government grants, refund from depositary bank, merchant penalty income and gains/(losses) on disposal of equipment, exchange gain/(loss) and others.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rates regime. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income in fiscal years of 2021, 2022 and 2023.

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

Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of the VIEs, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and were valid for another three years from 2019 to 2021. The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and is valid for another three years from 2022 to 2024. The HNTE certificate of Hangzhou Juangua expired in 2022 and Hangzhou Juangua is still applying for its renewal in 2023.

On November 30, 2018, Hangzhou Juandou Network Co., Ltd., or Hangzhou Juandou, a subsidiary of Hangzhou Juangua, obtained its HNTE certificate with a valid period of three years. Therefore, Hangzhou Juandou is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020 to the extent that it has taxable income under the EIT Law and as long as it maintains the HNTE qualification and duly conducts relevant filing procedures under the EIT Law with the relevant tax authority. The HNTE certificate of Hangzhou Juandou was renewed in 2021 and are valid for another three years from 2021 to 2023.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC or Hong Kong subsidiaries to fund cash and financing requirements. To the extent cash is located in the PRC or Hong Kong or within a PRC or Hong Kong domiciled entity and may need to be used outside of the PRC or Hong Kong, the funds may not be available due to limitations placed on us by the PRC government. Any limitation on the ability of our PRC or Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

	For the Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	318,602	66.0	226,742	67.2	147,514	21,480	63.6
Marketing services revenues	71,345	14.8	17,888	5.3	4,416	643	1.8
Financing solutions revenues	49,285	10.2	31,852	9.4	12,947	1,885	5.6
Technology service revenues	28,505	6.0	46,077	13.7	58,867	8,572	25.4
Other revenues	14,655	3.0	14,910	4.4	8,332	1,213	3.6
Total revenues	482,392	100.0	337,469	100.0	232,076	33,793	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(183,112)	(38.0)	(159,601)	(47.3)	(113,884)	(16,583)	(49.0)
Sales and marketing expenses(1)	(229,775)	(47.6)	(148,410)	(44.0)	(67,709)	(9,859)	(29.2)
Research and development expenses(1)	(103,474)	(21.5)	(82,641)	(24.5)	(37,068)	(5,398)	(16.0)
General and administrative expenses(1)	(103,038)	(21.4)	(79,178)	(23.5)	(63,445)	(9,238)	(27.3)
Amortization of intangible assets	(341,802)	(70.9)	(328,154)	(97.2)	(59,992)	(8,736)	(25.9)
Goodwill and intangible assets impairment	—	—	(235,394)	(69.7)	(84,693)	(12,332)	(36.5)
Other income, net	49,885	10.3	25,427	7.5	7,267	1,058	3.1
Loss from operations	(428,924)	(88.9)	(670,482)	(198.7)	(187,448)	(27,295)	(80.8)
Interest income	19,601	4.1	13,903	4.1	17,389	2,532	7.5
Interest expense	—	—	—	—	(598)	(87)	(0.3)
Gain/(loss) from investments, net	86,497	17.9	232	0.1	(18,615)	(2,711)	(8.0)
Loss before income tax and share of results of equity investee	(322,826)	(66.9)	(656,347)	(194.5)	(189,272)	(27,561)	(81.6)
Income tax benefits/(expenses)	(5,181)	(1.1)	14,512	4.3	1,983	288	0.9
Share of results of equity investee	36	—	(539)	(0.2)	883	129	0.4
Net loss	(327,971)	(68.0)	(642,374)	(190.4)	(186,406)	(27,144)	(80.3)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(2,464)	(1,872)	(1,448)	(211)
Sales and marketing expenses	(5,416)	(3,905)	(3,398)	(495)
Research and development expenses	(3,940)	108	(862)	(126)
General and administrative expenses	(14,475)	(6,789)	(7,855)	(1,144)
Total	(26,295)	(12,458)	(13,563)	(1,976)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and the VIEs for the years and as of the date indicated:

	Revenues(1)			Total Assets(1)
	For the Year Ended March 31,			As of March 31,
	2021	2022	2023	2023
MOGU Inc. and its wholly-owned subsidiaries	82.4%	79.3%	73.7%	36.8%
VIEs	17.6%	20.7%	26.3%	63.2%
Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)
The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the VIEs.

Year ended March 31, 2023 compared to year ended March 31, 2022

Revenues

Our revenues decreased by 31.2% from RMB337.5 million in the year ended March 31, 2022 to RMB232.1 million (US$33.8 million) in the year ended March 31, 2023.

Our commission revenues decreased by 34.9% from RMB226.7 million in the year ended March 31, 2022 to RMB147.5 million (US$21.5 million) in the year ended March 31, 2023, primarily attributable to the lower GMV due to the increasingly competitive online shopping environment and several surges in COVID-19 case in China.

Our revenues from marketing services decreased by 75.3% from RMB17.9 million in the year ended March 31, 2022 to RMB4.4 million (US$0.6 million) in the year ended March 31, 2023, primarily due to the challenging competitive environment.

Our revenues from financing solutions services decreased by 59.4% from RMB31.9 million in the year ended March 31, 2022 to RMB12.9 million (US$1.9 million) in the year ended March 31, 2023, primarily due to a decrease in service fees from loans to users in line with less loan originations resulting from lower GMV.

Our revenues from technology services increased by 27.8% from RMB46.1 million in the year ended March 31, 2022 to RMB58.9 million (US$8.6 million) in the year ended March 31, 2023, primarily attributable to the incremental year-over-year contribution of Ruisha Technology, a business acquired in July 2021. This acquisition demonstrates the Company’s commitment to provide brand merchants with one-stop and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement.

Our other revenues decreased by 44.1% from RMB14.9 million in the year ended March 31, 2022 to RMB8.3 million (US$1.2 million) in the year ended March 31, 2023, primarily due to the decrease in promotion services provided to financial institutions.

Costs and expenses

Our total costs and expenses decreased by 58.7% from RMB1,033.4 million in the year ended March 31, 2022 to RMB426.8 million (US$62.1 million) in the year ended March 31, 2023. The decrease was primarily due to the decrease in impairment charges for goodwill and intangible assets as well as the decrease in amortization for intangible assets.

Cost of revenues. Our costs of revenues decreased by 28.6% from RMB159.6 million in the year ended March 31, 2022 to RMB113.9 million (US$16.6million) in the year ended March 31, 2023. The decrease was primarily due to a decrease in payroll, IT-related expenses and payment handling and outsourcing costs, in line with the overall reduction in revenue.

Sales and marketing expenses. Our sales and marketing expenses decreased by 54.4% from RMB148.4 million in the year ended March 31, 2022 to RMB67.7 million (US$9.9 million) in the year ended March 31, 2023. The decrease was primarily due to optimized spending on branding and user acquisition activities, in line with the overall reduction in revenue.

Research and development expenses. Our research and development expenses decreased by 55.1% from RMB82.6 million in the year ended March 31, 2022 to RMB37.1 million (US$5.4 million) in the year ended March 31, 2023, primarily due to a decrease in payroll costs.

General and administrative expenses. Our general and administrative expenses decreased by 19.9% from RMB79.2 million in the year ended March 31, 2022 to RMB63.4 million (US$9.2 million) in the year ended March 31, 2023. The decrease was primarily due to a decrease in professional service fees and payroll costs.

Amortization of intangible assets. Our amortization of intangible assets decreased by 81.7% from RMB328.2 million in the year ended March 31, 2022 to RMB60.0 million (US$8.7 million) in the year ended March 31, 2023, primarily because the majority of the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 have been fully amortized as of March 31, 2022.

Impairment of goodwill and intangible assets. Our impairment of goodwill and intangible assets decreased from RMB235.4 million in the year ended March 31, 2022 to RMB84.7 million (US$12.3 million) in the year ended March 31, 2023, primarily due to the Company’s recognition of a full impairment charge of RMB 63.5 million (US$9.2 million) against its remaining goodwill balance and impairments totaling of RMB21.2 million (US$3.1 million) for intangible assets which had been recorded in connection with the acquisition of Ruisha Technology. The recorded impairments resulted from weaker-than-expected operating results which reflect an increasingly competitive business environment and the related limited future economic benefit expected to be generated from these intangible assets. As of March 31, 2023, the carrying value of the Company’s goodwill was nil.

Other income, net

Other income, net. Our other net income decreased by 71.4% from RMB25.4 million in the year ended March 31, 2022 to RMB7.3 million (US$1.1 million) in the year ended March 31, 2023, primarily due to the decrease in refunds from a depositary bank as well as exchange loss. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from foreign exchange gain in the year ended March 31, 2022 of RMB1.2 million to a foreign exchange loss in the year ended March 31, 2023 of RMB8.5 million (US$1.2 million).

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB187.4 million (US$27.3 million) in the year ended March 31, 2023, compared to loss from operations of RMB670.5 million in the year ended March 31, 2022, primarily attributable to the decrease of impairment of goodwill and intangible assets as well as amortization of intangible assets.

Interest income

Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income was RMB17.4 million (US$2.5 million) in the year ended March 31, 2023, compared to RMB13.9 million in the year ended March 31, 2022.

Interest expense

Interest expense represents interest paid for short-term borrowing from financial institutions. Our interest expense was RMB0.6 million (US$0.1 million) in the year ended March 31, 2023, compared to nil in the year ended March 31, 2022.

(Loss)/Gain from investments, net

We had a net loss from investments of RMB18.6 million (US$2.7 million) in the year ended March 31, 2023, as compared to a net gain from investments of RMB0.2 million in the year ended March 31, 2022.

Income tax benefits/(expenses)

We recorded an income tax benefit of RMB2.0 million (US$0.3 million) in the year ended March 31, 2023, compared to an income tax benefit of RMB14.5 million in the year ended March 31, 2022.

Share of results of equity investee

We recorded share of results of equity investee of a positive RMB0.9 million (US$0.1 million) in the year ended March 31, 2023, compared to a negative RMB0.5 million in the year ended March 31, 2022.

Net loss

As a result of the foregoing, we incurred net loss of RMB186.4 million (US$27.1 million) in the year ended March 31, 2023, compared to a net loss of RMB642.4 million in the year ended March 31, 2022.

Year ended March 31, 2022 compared to year ended March 31, 2021

For a detailed description of the comparison of our operating results for the year ended March 31, 2022 with those for the year ended March 31, 2021, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year ended March 31, 2022 compared to year ended March 31, 2021.” of our annual report on the Form 20-F for the fiscal year ended March 31, 2022 filed with the Securities and Exchange Commission on July 15, 2022.

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(77,931)	(114,409)	(10,090)	(1,469)
Net cash (used in)/provided by investing activities	(96,663)	13,947	608	89
Net cash (used in)/provided by financing activities	(119,249)	450	(12,064)	(1,757)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(20,647)	(3,455)	(860)	(125)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(314,490)	(103,467)	(22,406)	(3,262)
Cash and cash equivalents and restricted cash at beginning of year	857,374	542,884	439,417	63,984
Cash and cash equivalents and restricted cash at end of year	542,884	439,417	417,011	60,722

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2021, 2022 and 2023, our cash and cash equivalents were RMB542.1 million, RMB438.6 million and RMB416.2 million (US$60.6 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2021, 2022 and 2023, our short-term investments were RMB260.2 million, RMB196.9 million and RMB145.8 million (US$21.2 million), respectively. Short-term investments nearly all consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.

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

As of March 31, 2023, 67.4%, 29.1% and 3.5% of our cash and cash equivalents were held in China, Hong Kong and the Cayman Islands, respectively, of which 22.3% were denominated in U.S. dollars and 77.7% were denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in the year ended March 31, 2023 was RMB10.1 million (US$1.5 million). The difference between net cash used in operating activities and the net loss of RMB186.4 million (US$27.1 million) in the same period was primarily due to non-cash items, which mainly consisted of depreciation and amortization of RMB65.3 million (US$9.5 million), impairment of goodwill and intangible assets of RMB84.7 million (US$12.3 million), net loss from investments of RMB19.8 million (US$2.9 million), share-based compensation expenses of RMB13.6 million (US$2.0 million) and deferred tax benefit of RMB8.9 million (US$1.3 million). The effect of the non-cash items was partially offset by the changes in working capital, which mainly included a decrease of RMB12.5 million (US$1.8 million) in accruals and other current liabilities and a decrease of RMB9.8 million (US$1.4 million) in accounts payable.

Net cash used in operating activities in the year ended March 31, 2022 was RMB114.4 million. The difference between net cash used in operating activities and the net loss of RMB642.4 million in the same period was primarily due to non-cash items, which mainly consisted of depreciation and amortization of RMB333.6 million, impairment of goodwill and intangible assets of RMB235.4 million, share-based compensation expenses of RMB12.5 million and deferred tax benefit of RMB16.0 million. The effect of the non-cash items was partially offset by the changes in working capital, which mainly included a decrease of RMB67.0 million in accruals and other current liabilities and a decrease of RMB22.2 million in prepayments and other current assets.

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

Investing activities

Net cash received from investing activities in the year ended March 31, 2023 was RMB0.6 million (US$0.1 million), primarily due to net cash inflow for short-term investments of RMB51.5 million (US$7.5 million), net cash received from loans to users of RMB18.6 million (US$2.7 million), partially offset by purchases of property and equipment of RMB19.0 million (US$2.8 million), cash paid for investment in gold of RMB36.6 million (US$5.3 million) and cash paid for long-term investment of RMB14.8 million (US$2.2 million).

Net cash received from investing activities in the year ended March 31, 2022 was RMB13.9 million, primarily due to net cash inflow for short-term investments of RMB59.0 million and net cash received from loan to users of RMB75.4 million, partially offset by purchases of property and equipment of RMB55.1 million, cash paid for acquisition of subsidiaries of RMB36.1 million and cash paid for long-term investment of RMB34.6 million.

Net cash used in investing activities in the year ended March 31, 2021 was RMB96.7 million, primarily due to purchases of property and equipment, net and intangible assets of RMB165.8 million, cash paid for long-term investments of RMB23.0 million and net cash outflow for short-term investments of RMB21.9 million, partially offset by proceeds from disposal of long-term investment of RMB104.4 million.

Financing activities

Net cash used in financing activities in the year ended March 31, 2023 was RMB12.1 million (US$1.8 million), primarily attributable to payments for short-term borrowing of RMB11.3 million (US$1.7 million), and cash payments for repurchase of our ordinary shares of RMB1.3 million (US$0.2 million).

Net cash provided by financing activities in the year ended March 31, 2022 was RMB0.5 million, primarily attributable to proceeds from short-term borrowing of RMB10.1 million and cash payments for repurchase of our ordinary shares of RMB9.7 million.

Net cash used in financing activities in the year ended March 31, 2021 was RMB119.2 million, primarily attributable to cash payments for repurchase of our ordinary shares.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as office buildings. Our capital expenditures were RMB165.8 million in the fiscal year of 2021, RMB55.1 million in the fiscal year of 2022 and RMB55.5 million (US$8.1 million) in the fiscal year of 2023. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2023:

	For the Year Ended March 31,
	(in RMB thousands)
	2024	2025	2026	2027	2028
Asset purchase remaining obligations(1)	10,450	—	—	—	—

Note:

(1)
Asset purchase remaining obligations arising from our remaining installment payments for purchase of the office building located at the Hangzhou Zijingang Technology Zone in August 2020.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2023.

Holding Company Structure

MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were RMB552.1 million (US$80.4 million) as of March 31, 2023.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs, or circumstances change that could indicate that the assets might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the z decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill.

We adopted ASU No. 2017-04, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

As of Mach 31, 2021, we only had one reporting unit, which was the LVB focused online business reporting unit. Upon consummation of the acquisition of Ruisha Technology in July 2021, we had two reporting units, which was the LVB focused online business reporting unit and brands and customized services business reporting unit. The goodwill balance of RMB186.5 million as of March 31, 2021 mainly arose from the acquisition of Meiliworks Limited in February 2016. And the balance of RMB63.5 million as of March 31, 2022 mainly arose from the acquisition of Ruisha Technology in July 2021.

As of March 31, 2021, considering qualitative factors that we were suffering from accumulated loss and operating cash outflow and our market capitalization was below the carrying value of our reporting unit, we concluded that quantitative goodwill impairment test was required.

When performing the annual goodwill impairment test, we estimated the fair value of the LVB focused online business reporting unit using the income approach methodology of valuation where significant judgments and estimates were applied. We determined the fair value of the LVB focused online business reporting unit based on cash flow projection of the reporting unit until the year ended March 31, 2027 with a terminal value related to the future cash flows extrapolated beyond the year ended March 31, 2027 using an expected future growth rate. Key assumptions used to determine the fair value of the LVB focused online business reporting unit included annual revenue growth rates and earning before interests and income tax (“EBIT”) margins, discount rates, and expected future growth rates beyond forecast period. The revenue growth rates used were estimated based on past experience, current industry environment and forecasts of future market developments, and did not exceed the long-term average growth rates of the industry we operate. We estimated budgeted EBIT margins based on past experience and forecasts of future market developments. The discount rate used by us was the weighted average cost of capital that was able to reflect the risks. The expected future growth rates beyond forecast period were estimated based on the long-term inflation rate of China. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

Based on the result of the goodwill impairment testing as of March 31, 2021, the estimated the fair value of the LVB focused online business reporting unit exceeded its carrying amount by approximately 17% as of March 31, 2021. As a result, there was no additional impairment of goodwill as of March 31, 2021.

In the first half year of the fiscal year of 2022, the overall operation performance of the LVB focused online reporting unit had been continually decreasing which was resulted from less-than-expected performance of LVB-focused business due to an increasingly heightened competitive Live eCommerce industry and low rate of return compared with the increasing traffic cost. Furthermore, the LVB associated GMV started decreasing compared with the same period of the fiscal year of 2021. We concluded the existence of the triggering events which required us to perform an interim goodwill impairment test as of September 30, 2021.

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

In the second half year of fiscal year of 2023, we have taken measures to integrate Ruisha Technology’s business operation into its core business. As of March 31, 2023, we concluded that there was only one reporting unit given the costs and expenses were not directly attributable to a specific operating segment and the chief operating decision maker only reviews the operating results on a consolidated basis. Accordingly, as of March 31, 2023, we performed the annual impairment test on the goodwill by comparing our market capitalization as of March 31, 2023 with the carrying amount of our net assets. Given the prolonged period of deficits in market price, also taking into consideration of our continuously weaker-than-expected performance, we provided full impairment charge of RMB63,460 against the balance of goodwill. Consequently, as of March 31, 2023, the carrying value of our goodwill was nil.

Intangible assets

We amortize definite lived intangible assets on a straight-line basis over their estimated useful lives, which is 2 to 20 years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Changes in these estimates and assumptions could materially affect the determination of the useful lives of intangible assets.

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

As of March 31, 2022, and after considering the first-ever year-over-year decrease of the GMV from LVB and the weaker-than-expected operating results, we concluded that these changes in circumstances represented a triggering event which required us to perform an impairment test on the LVB focused online business asset group. Given that the aggregated undiscounted cash flows were lower than the carrying amount of this asset group, we concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the LVB focused online business asset group resulted in an impairment charge of RMB48,862 which was allocable to each asset in the group. The charge was allocated to each asset on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each asset was determined using appropriate valuation methodologies, including the relief of royalty method for the broadcasting, insurance agency and domain name intangibles. The cost savings approach was used to fair value the strategic business services intangible asset. The replacement cost approach was used to fair value property, plant, and equipment. Judgment in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of management’s analysis, we recorded impairment charges for the broadcasting license, insurance agency license and domain name intangible assets of RMB38,690, RMB2,100 and RMB8,072, respectively, for the year ended March 31, 2022, as we believed the future economic benefit to be generated from these intangible assets were not sufficient to recover related net book values. No impairment charges were recorded in 2020 and 2021.

As of March 31, 2023, considering our weaker-than-expected operating results, we concluded that there were indicators that the carrying value of our intangible assets may not be fully recoverable. As the aggregated undiscounted cash flows were lower than the carrying amount of the brands and the customized services business asset group, we concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the asset group resulted in an impairment charge of RMB21,233 which was allocable to each asset in the group. The charge was allocated to each asset on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each intangible asset was determined using appropriate valuation methodologies, including the relief of royalty method for the technology and multi-period excess earnings method for customer relationship. Judgment in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of the impairment assessment, we provided impairment charges against the carrying value of the customer relationship and technology intangible assets acquired as a result of the acquisition of Ruisha Technology of RMB17,033 and RMB4,200, respectively, for the year ended March 31, 2023, as we believed the future economic benefit to be generated from these intangible assets is not sufficient to recover related net book values.

As of March 31, 2022 and 2023, we have no indefinite lived intangibles.

Revenue recognition

We adopted ASC Topic 606, namely Revenue from Contracts with Customers, for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to receive in exchange for those goods or services.

To achieve that core principle, we apply the five steps as defined under Topic 606. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. We allocate the transaction price to each performance obligation based on the relative standalone selling prices of the goods or services being provided. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of value-added-tax. Revenue recognition policies for each type of revenue stream are analyzed as follows:

Commission revenues

We operate our online platform for merchants to sell their merchandise to our users and also provide integrated platform-wide services. The merchants can choose the marketplace service only or both of the marketplace service and integrated platform-wide services. When the transactions are completed on our platform, we charge merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. We have determined that services to enable the successful merchandise transactions on our marketplace and integrated promotional related services are separate performance obligations. The merchandise transactions are deemed completed (with related commission revenue earned) upon users’ acceptance of merchandise. For the year ended March 31, 2022 and 2023, commission revenue only related to our obligation to enable successful merchandise transactions. There was no commission revenue recognized in fiscal 2022 and 2023 related to integrated promotional related services. Commision revenue recognized in fiscal 2021 related to integrated promotional related services was immaterial. We apply the practical expedient that allocates the commission revenues for the integrated services to the respective day on which we have the right to invoice. We do not control the underlying merchandise provided by merchants before they are transferred to users, as we are not responsible for fulfilling the promise to provide the merchandise to users and have no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, we have no discretion in establishing prices of the merchandise provided by merchants. Commission revenues are recognized on a net basis by us as an agent at the point of users’ acceptance of merchandise.

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

Other revenues

Other revenues are mainly comprised of the revenues from: (i) online direct sales whereby that we sell our own merchandise products through our platform and recognize the product sales revenue on a gross basis, (ii) promotion services that we provide to financial institutions, (iii) logistical services provided to merchants and users, and (iv) other services. Revenue is recognized when the services are rendered.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to performance obligations that we have not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2023, the remaining performance obligation represents the advance payment received by us for future technology services provide to brand customers, and the aggregate amount of the transaction price allocated to remaining performance obligations was RMB1,501.

Investments

Our investments include equity method investment and available-for-sale security investments.

We have investments in privately held companies. We apply the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment—Equity Method and Joint Ventures,” over which it has significant influence but does not own a majority equity interest or otherwise control.

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

Investments in debt securities are accounted for as available-for-sale debt security investments, and are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

Equity securities that have readily determinable fair values are measured at fair value, with changes in fair value reported through earnings.

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

Fair value measurement of available-for-sale debt securities

We classify our available-for-sales debt securities as Level 3 investments. We determined the fair value of our available-for-sale debt securities by using the market approach. See Note 7 to our consolidated financial statements included elsewhere in this annual report.

As for the market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as observable price changes based on recent transactions of the securities, or similar securities that we hold. The significant unobservable inputs adopted in the valuation as of March 31, 2021, 2022 and 2023 are as following:

	For the years ended March 31,
	2021	2022	2023
Lack of marketability discount	30%	30%	30%
Risk-free rate	0.5%	2%~3%	3.6%-4.3%
Expected volatility	45%	30%~46%	39%-60%
Revenue multiple	7.92	1~10	4~9
Net profit multiple	16	25	—

Significant increases (decreases) in the lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in the risk-free rate, expected volatility, revenue multiple or net profit multiple assumptions in isolation would result in significantly higher (lower) fair value measurement. When our assumptions related to the estimates of the fair value of the investment decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	41	Co-founder, Chairman of the Board of Directors
Yiming Fan	35	Director and Chief Executive Officer
Qi Feng	42	Director and Financial Controller
Andrew Hong Teoh	46	Independent Director
Shengwen Rong	54	Independent Director

Mr. Qi Chen is our co-founder and has served as the chairman of our board of directors and our chief executive officer since June 2011, and resigned as the chief executive officer due to personal reasons, effective on March 17, 2023. Mr. Chen is a pioneer of online fashion community in China. Prior to co-founding Mogujie, Mr. Chen worked at Taobao.com, a subsidiary of Alibaba, from 2004 to 2010, first as a user interface and user experience designer and later as a product manager. Mr. Chen received his bachelor’s degree in computer science from Zhejiang University.

Mr. Fan Yiming is currently serving as the chief executive officer of our Company. He has been working at the Company since 2014, and served as a brand director, a vice president of marketing and a general manager of business prior to his appointment as the CEO. At his prior position, Mr. Fan was in charge of the Company’s live video broadcast, platform operation, marketing, branding public relations and other businesses. At the same time, Mr. Fan serves as a visiting professor at Suzhou University and acted as the final judge of various international marketing communication awards. Prior to joining the Company, Mr. Fan worked at an advertising company for 5 years, which is a member of The American Association of Advertising Agencies. Mr. Fan graduated from Jiangsu Normal University, majoring in advertising.

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

B.
Compensation

For the year ended March 31, 2023, we paid an aggregate of RMB12.3 million (US$1.8 million) in cash compensation and granted 72,413,700 restricted share units to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than 6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of June 30, 2023, options to purchase 5,758,327 ordinary shares and 72,118,800 restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of June 30, 2023, the awards granted under the Amended Plan to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Share Units	Average Exercise Price of Options (US$/Share)	Date of Grant	Date of Expiration
Andrew Hong Teoh	*	Nominal	May 1, 2016	April 30, 2026
Qi Feng	*	Nominal	Various dates from April 1, 2015 to May 1, 2016	Various dates from March 31, 2025 to April 30, 2026
Yiming Fan	110,830,550	Nominal	Various dates from April 1, 2015 to August 31, 2022	Various dates from March 31, 2025 to August 30, 2032
Note:

* Aggregate number of shares represented by all grants of options and restricted share units to the person accounted for less than 1% of our total outstanding ordinary shares on an as-converted basis as of June 30, 2023.

As of June 30, 2023, grantees other than executive officers and directors as a group held outstanding options to purchase 4,244,327 ordinary shares of our company, at a weighted average exercise price of US$0.18 per share, and 34,786,950 restricted share units.

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

Compensation Committee. Our compensation committee consists of Mr. Andrew Hong Teoh and Ms. Qi Feng. Mr. Andrew Hong Teoh is the chairman of our compensation committee. We have determined that Mr. Andrew Hong Teoh satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.
Employees

We had 605, 468 and 407 employees as of March 31, 2021, 2022 and 2023, respectively. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2023:

Operations	Number of Employees
Platform and branding operation	301
Sales and marketing	27
Technology	28
Administration and management	51
Total	407

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2023 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of June 30, 2023.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen(1)	116,476,500	303,234,004	419,710,504	17.0%	81.8%
Andrew Hong Teoh(2)	*	—	*	*	*
Shengwen Rong	—	—	—	—	—
Qi Feng	*	—	*	*	*
Yiming Fan	*	—	*	*	*
All Directors and Executive Officers as a Group	118,261,500	303,234,004	421,495,504	17.1%	81.8%
Principal Shareholders:
Entities affiliated with Tencent(3)	460,141,266	—	460,141,266	18.7%	4.1%
Entities affiliated with Qi Chen(4)	116,476,500	303,234,004	419,710,504	17.0%	81.8%
Entities affiliated with Hillhouse(5)	261,174,005	—	261,174,005	10.6%	2.4%
Trustbridge Partners IV, L.P.(6)	206,730,009	—	206,730,009	8.4%	1.8%
Bertelsmann China Holding GmbH(7)	200,662,100	—	200,662,100	8.1%	1.8%
Entities affiliated with Yibo Wei(8)	135,293,385	—	135,293,385	5.5%	1.2%

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

(1)
Represents 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, and 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company, and 388,225 ADSs (representing 116,476,500 Class A ordinary shares) acquired on the open market from September 7, 2022 to December 12, 2022 held by Mr. Qi Chen. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of the trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of each of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)
Represents the Class A ordinary shares represented by ADSs Mr. Teoh held as of June 30, 2023. The business address of Mr. Teoh is 24/F, Car Po Commercial Building, 18-20 Lyndhurst Terrace, Central, Hong Kong.
(3)
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
(4)
Represents (i) 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company, and (iii) 388,225 ADSs (representing 116,476,500 Class A ordinary shares) acquired on the open market from September 7, 2022 to December 12, 2022 held by Mr. Qi Chen. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(5)
Represents (i) 130,587,000 Class A ordinary shares held by HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), and (ii) 130,587,005 ordinary shares held by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company (“HIM”). HHLR acts as the sole investment manager of each of HHLR Fund, L.P. (“HHLR Fund”) and YHG Investment, L.P. (“YHG”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HIM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Hillhouse MGJ Holdings Limited ("MGJ") is wholly owned by Fund II. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of MGJ. HHLR and HIM are under common control and share certain policies, personnel and resources. The registered address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
(6)
Represents 206,730,009 Class A ordinary shares held by Trustbridge Partners IV, L.P., a Cayman Islands limited partnership. Trustbridge Partners IV, L.P. is managed by an investment committee consisting of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang, which by majority vote has the power to make investment or divestment decisions for Trustbridge Partners IV, L.P. The registered address of Trustbridge Partners IV, L.P. is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The business address of each of Messrs. Shujun Li, Feng Ge, David Ning Lin, Hongyan Guan and Xiaodong Liang is 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong.
(7)
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

(8)
Represents (i) 107,643,285 Class A ordinary shares held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei. Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust (the “Trust”). Mr. Wei is the settlor of the Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of the Trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in the Issuer. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of June 30, 2023, 2,464,752,004 of our ordinary shares were issued and outstanding. To our knowledge, approximately 66.1% of our total outstanding ordinary shares were held by eight record holders in the United States, including approximately 66.1% held by The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Tencent. Tencent has been a principal shareholder of us since February 2016. As of March 31, 2021, 2022 and 2023, we had amounts due to Tencent of RMB6.2 million, RMB4.7 million and RMB4.2 million (US$0.6 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC or Hong Kong subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

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
Offer and Listing Details

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
may issue shares with no par value;
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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

C.
Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company.” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” or elsewhere in this annual report on Form 20-F.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Although the law in this regard is not entirely clear, we treat the VIEs as being owned by us for U.S. federal income tax purposes because have power to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and are entitled to the economic benefits associated with them that could be significant to the VIEs, and thus we are regarded as the primary beneficiary of the VIEs for accounting purposes. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2023 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules.” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends.” and “—Sale or Other Disposition.” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—E. Taxation—People’s Republic of China Taxation.”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph subject to applicable limitations described in (2) and (3) of the preceding paragraph.

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

J.
Annual Report to Security Holders

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

As of March 31, 2023, we had Renminbi-denominated cash and cash equivalents of RMB323.4 million (US$47.1 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2023 would result in a decrease of US$4.3 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2023 would result in an increase of US$5.2 million in such cash and cash equivalents.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2021, 2022 and 2023 were increases of 0.4%, 1.5% and 0.7% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2023, we did not receive any reimbursement from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information.” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-228317) (the “F-1 Registration Statement”) in relation to our initial public offering of 4,750,000 ADSs representing 118,750,000

Class A ordinary shares, at an initial offering price of US$14.0 per ADS. Our initial public offering closed in December 2018. Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the F-1 Registration Statement to March 31, 2023, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.0 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of March 31, 2023, we had used approximately US$37.7 million of the net proceeds received from our initial public offering on developing and expanding our content offering, technology development, collaboration with merchants and brand partners, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of March 31, 2023, our disclosure controls and procedures were ineffective because of the material weakness in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2023 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of March 31, 2023 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements as of and for the years ended March 31, 2021, 2022 and 2023. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established the financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including: (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience and consider requiring financial reporting personnel to obtain US GAAP related qualifications.

However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting have not been remediated as of March 31, 2023.

Attestation Report of the Registered Public Accounting Firm

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

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

	For the Year Ended March 31,
	2022		2023
	(in thousands)
Audit fees(1)	RMB	5,900	RMB	5,900
Tax fees(2)	RMB	203	RMB	—
Other fees(3)	RMB	54	RMB	13

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audit of our annual financial statements and the semi-annually reviews of our condensed consolidated financial information.
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

In September 2022, our board of directors further approved a new share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$10 million until August 31, 2023. This share repurchase program was publicly announced on September 9, 2022.

The table below is a summary of the Class A ordinary shares repurchased by us in the fiscal year ended March 31, 2023. The shares were repurchased in open market or in privately negotiated transactions pursuant to our share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Class A Ordinary Share	Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Class A Ordinary Shares that May Yet Be Purchased Under the Plans
April 1 – April 30, 2022	—	—	—	US$9,792,173
May 1 – May 31, 2022	—	—	—	US$9,792,173
June 1 – June 30, 2022	—	—	—	US$9,792,173
July 1 – July 31, 2022	—	—	—	US$9,792,173
August 1 - August 31, 2022	—	—	—	US$9,792,173
September 1 - September 30, 2022	29,778,000	US$0.0067	29,778,000	US$9,801,733
October 1 – October 31, 2022	—	—	—	US$9,801,733
November 1 – November 30, 2022	—	—	—	US$9,801,733
December 1 – December 31, 2022	—	—	—	US$9,801,733
January 1 – January 31, 2023	—	—	—	US$9,801,733
February 1 – February 28, 2023	—	—	—	US$9,801,733
March 1 – March 31, 2023	—	—	—	US$9,801,733
Total	29,778,000	US$0.0067	29,778,000	US$9,801,733

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

On August 22, 2022, we were conclusively identified by the SEC a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued an audit report for our fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended March 31, 2023.

As of the date of this annual report and to our best knowledge: (i) none of the Company's shares or the shares of the VIEs are owned by governmental entities in the Cayman Islands or China; (ii) none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in the Company or the VIEs; (iii) none of the members of the Company’s (and its operating entities) board of directors or the board of directors of the VIEs is an official of the Chinese Communist Party; and (iv) the currently effective articles of incorporation (or equivalent organizing documents) of the Company and the VIEs do not contain any charter of the Chinese Communist Party, including the text of any such charter or organizing documents.

ITEM 16J. INSIDER TRADING POLICIES

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

12.1*	Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chariman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of King & Wood Mallesons

15.3*	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

	By:	/s/ Qi Chen
		Name:	Qi Chen
		Title:	Chairman of the Board of Directors

Date: July 31, 2023

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MOGU Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company adopted a change in the manner in which it accounts for leases in 2023.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

July 31, 2023

We have served as the Company’s auditor since 2012.

MOGU INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2022	2023
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		438,608	416,201	60,604
Restricted cash		809	810	118
Short-term investments	7	196,853	145,836	21,235
Inventories, net		79	144	21
Loan receivables, net	8	26,788	7,229	1,053
Prepayments, receivables and other current assets	9	55,135	69,126	10,066
Amounts due from related parties	19	640	1,260	183
Total current assets		718,912	640,606	93,280
Non-current assets:
Property and equipment, net	11	7,702	194,589	28,334
Intangible assets, net	12	89,822	12,554	1,828
Right-of-use assets	13	—	5,441	792
Goodwill	14	63,460	—	—
Investments	10	72,120	69,318	10,093
Other non-current assets	9	214,964	63,640	9,267
Total non-current assets		448,068	345,542	50,314
Total assets		1,166,980	986,148	143,594
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	2(r)	10,064	—	—
Accounts payable		17,950	8,179	1,191
Salaries and welfare payable		12,311	13,550	1,973
Advances from customers		901	245	36
Taxes payable		3,265	11,126	1,620
Amounts due to related parties	19	4,694	4,196	611
Current portion of lease liabilities	13	—	2,654	386
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB217,527 and RMB214,359 as of March 31, 2022 and 2023, respectively. Note 1)	15	272,638	270,717	39,419
Total current liabilities		321,823	310,667	45,236
Non-current liabilities:
Non-current lease liabilities	13	—	753	110
Deferred tax liabilities	16	12,112	3,369	491
Other non-current liabilities	15	890	—	—
Total non-current liabilities		13,002	4,122	601
Total liabilities		334,825	314,789	45,837

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of March 31, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2022	2023
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 22)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2022 and 2023; 2,433,353,800 and 2,433,709,000 shares issued as of March 31, 2022 and 2023, respectively; 2,190,737,700 and 2,161,314,900 shares outstanding as of March 31, 2022 and 2023, respectively)	17	165	165	24
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2022 and 2023; 303,234,004 shares issued and outstanding as of March 31, 2022 and 2023, respectively)	17	16	16	2
Treasury stock (US$0.00001 par value; 242,616,100 and 272,394,100 shares as of March 31, 2022 and 2023, respectively)	2(ab), 17	(136,113)	(137,446)	(20,014)
Additional paid-in capital		9,471,101	9,484,664	1,381,074
Statutory reserves		3,331	3,331	485
Accumulated other comprehensive income		69,016	82,396	11,999
Accumulated deficit		(8,617,780)	(8,795,764)	(1,280,763)
Total MOGU Inc. shareholders’ equity		789,736	637,362	92,807
Non-controlling interests		42,419	33,997	4,950
Total shareholders’ equity		832,155	671,359	97,757
Total liabilities and shareholders’ equity		1,166,980	986,148	143,594

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended March 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data)

		For the year ended March 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues		318,602	226,742	147,514	21,480
Marketing services revenues		71,345	17,888	4,416	643
Financing solutions revenues		49,285	31,852	12,947	1,885
Technology services revenues		28,505	46,077	58,867	8,572
Other revenues	5	14,655	14,910	8,332	1,213
Total revenues		482,392	337,469	232,076	33,793
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB45,757, RMB31,813 and RMB22,347 for the years ended March 31, 2021, 2022 and 2023, respectively)		(183,112)	(159,601)	(113,884)	(16,583)
Sales and marketing expenses		(229,775)	(148,410)	(67,709)	(9,859)
Research and development expenses		(103,474)	(82,641)	(37,068)	(5,398)
General and administrative expenses		(103,038)	(79,178)	(63,445)	(9,238)
Amortization of intangible assets	12	(341,802)	(328,154)	(59,992)	(8,736)
Impairment of goodwill and intangible assets	12, 14	—	(235,394)	(84,693)	(12,332)
Other income, net	6	49,885	25,427	7,267	1,058
Loss from operations		(428,924)	(670,482)	(187,448)	(27,295)
Interest income		19,601	13,903	17,389	2,532
Interest expense		—	—	(598)	(87)
Gain/(loss) from investments, net		86,497	232	(18,615)	(2,711)
Loss before income tax and share of results of equity investee		(322,826)	(656,347)	(189,272)	(27,561)
Income tax (expenses)/benefits	16	(5,181)	14,512	1,983	288
Share of results of equity method investees		36	(539)	883	129
Net loss		(327,971)	(642,374)	(186,406)	(27,144)
Net loss attributable to non-controlling interests		—	(2,574)	(8,422)	(1,226)
Net loss attributable to MOGU Inc.		(327,971)	(639,800)	(177,984)	(25,918)
Net loss		(327,971)	(642,374)	(186,406)	(27,144)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	2(e)	(72,993)	(17,400)	14,264	2,077
Share of other comprehensive loss of equity method investees		—	—	—	—
Unrealized securities holding losses, net of tax		(31,658)	(10,729)	(884)	(129)
Total comprehensive loss		(432,622)	(670,503)	(173,026)	(25,196)
Total comprehensive loss attributable to non-controlling interests		—	(2,574)	(8,422)	(1,226)
Total comprehensive loss attributable to MOGU Inc.		(432,622)	(667,929)	(164,604)	(23,970)
Net loss per ordinary share
Basic		(0.12)	(0.25)	(0.07)	(0.01)
Diluted		(0.12)	(0.25)	(0.07)	(0.01)
Net loss per ADS
Basic		(37.41)	(76.17)	(20.90)	(3.04)
Diluted		(37.41)	(76.17)	(20.90)	(3.04)
Weighted average number of shares used in computing net loss per share
Basic		2,630,425,361	2,519,948,060	2,554,338,579	2,554,338,579
Diluted		2,630,425,361	2,519,948,060	2,554,338,579	2,554,338,579
Share-based compensation expenses included in:
Cost of revenues		(2,464)	(1,872)	(1,448)	(211)
General and administrative expenses		(14,475)	(6,789)	(7,855)	(1,144)
Sales and marketing expenses		(5,416)	(3,905)	(3,398)	(495)
Research and development expenses		(3,940)	108	(862)	(126)

Note: Basic and diluted earnings per ADS for the years ended March 31, 2021 has been retrospectively adjusted for the ADS ratio change that was effective on March 28, 2022 as detailed in Note 2(a).

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total MOGU Inc. Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity	interests	Total Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at March 31, 2020	2,408,454,175	164	303,234,004	16	10,456,075	(6,566)	9,431,740	2,630	(7,649,308)	201,796	1,980,472	—	1,980,472
Net loss	—	—	—	—	—	—	—	—	(327,971)	—	(327,971)	—	(327,971)
Share-based compensation	—	—	—	—	—	—	26,295	—	—	—	26,295	—	26,295
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(72,993)	(72,993)	—	(72,993)
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(31,658)	(31,658)	—	(31,658)
Appropriations to statutory reserves	—	—	—	—	—	—	—	701	(701)	—	—	—	—
Repurchase of ordinary shares (Note 17)	(206,515,975)	—	—	—	206,515,975	(119,858)	—	—	—	—	(119,858)	—	(119,858)
Exercise of option and RSUs	13,105,200	1	—	—	—	—	608	—	—	—	609	—	609
Balances at March 31, 2021	2,215,043,400	165	303,234,004	16	216,972,050	(126,424)	9,458,643	3,331	(7,977,980)	97,145	1,454,896	—	1,454,896
Net loss	—	—	—	—	—	—	—	—	(639,800)	—	(639,800)	(2,574)	(642,374)
Share-based compensation	—	—	—	—	—	—	12,458	—	—	—	12,458	—	12,458
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(17,400)	(17,400)	—	(17,400)
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(10,729)	(10,729)	—	(10,729)
Repurchase of ordinary shares (Note 17)	(25,644,050)	—	—	—	25,644,050	(9,689)	—	—	—	—	(9,689)	—	(9,689)
Exercise of option and RSUs	1,338,350	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling interests on acquisition of subsidiaries (Note 3)	—	—	—	—	—	—	—	—	—	—	—	44,993	44,993
Balances at March 31, 2022	2,190,737,700	165	303,234,004	16	242,616,100	(136,113)	9,471,101	3,331	(8,617,780)	69,016	789,736	42,419	832,155
Net loss	—	—	—	—	—	—	—	—	(177,984)	—	(177,984)	(8,422)	(186,406)
Share-based compensation	—	—	—	—	—	—	13,563	—	—	—	13,563	—	13,563
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,264	14,264	—	14,264
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(884)	(884)	—	(884)
Repurchase of ordinary shares (Note 17)	(29,778,000)	—	—	—	29,778,000	(1,333)	—	—	—	—	(1,333)	—	(1,333)
Exercise of option and RSUs	355,200	—	—	—	—	—	—	—	—		—	—	—
Non-controlling interests on acquisition of subsidiaries (Note 3)	—	—	—	—	—	—	—	—	—		—		—
Balances at March 31, 2023	2,161,314,900	165	303,234,004	16	272,394,100	(137,446)	9,484,664	3,331	(8,795,764)	82,396	637,362	33,997	671,359

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(327,971)	(642,374)	(186,406)	(27,144)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	351,129	333,550	65,304	9,509
Provision for/(reversal of) allowance for doubtful accounts	5,615	(151)	648	94
(Gains)/losses on disposal of property and equipment	(1,468)	448	(553)	(81)
Foreign exchange (gain)/loss	(5,574)	(1,214)	8,547	1,245
Goodwill impairment	—	186,504	63,460	9,240
Impairment of intangible assets	—	48,890	21,233	3,092
Share-based compensation expenses	26,295	12,458	13,563	1,976
Deferred income tax benefit	(4,644)	(15,962)	(8,948)	(1,303)
(Gain)/loss from investments, net	(86,497)	(232)	19,750	2,876
Share of results of equity investee	(36)	539	(883)	(129)
Amortization of right-of-use asset and interest on lease liabilities	—	—	8,610	1,254
Changes in operating assets and liabilities:
Prepayments, receivables and other current assets	21,184	22,157	5,807	845
Loan receivables - service fee	51	1,211	511	74
Inventories	2,686	161	(64)	(9)
Amounts due from related parties	(90)	141	(620)	(90)
Other non-current assets	(2,627)	(442)	—	—
Accounts payable	2,857	(1,505)	(9,771)	(1,423)
Salary and welfare payable	(1,683)	7,839	1,238	180
Taxes payable	(4,784)	1,474	9,785	1,425
Advances from customers	(26)	667	(655)	(95)
Amounts due to related parties	(5,784)	(1,540)	(498)	(73)
Operating lease liabilities	—	—	(7,654)	(1,115)
Accruals and other current liabilities	(46,564)	(67,028)	(12,494)	(1,817)
Net cash used in operating activities	(77,931)	(114,409)	(10,090)	(1,469)
Cash flows from investing activities:
Purchase of property and equipment	(152,648)	(55,138)	(18,962)	(2,761)
Purchase of intangible assets	(13,103)	—	—	—
Disposal of property and equipment	1,917	133	788	115
Disposal of long-term investment	104,399	5,279	—	—
Purchase of short-term investments	(2,077,485)	(1,783,441)	(1,601,149)	(233,145)
Proceeds from sale of short term investments	2,055,608	1,842,401	1,652,601	240,637
Purchase of gold	—	—	(36,587)	(5,327)
Cash paid for long-term investments	(23,000)	(34,564)	(14,847)	(2,162)
Cash received from long-term investments	—	—	186	27
Cash paid for loan originations	(1,705,401)	(1,073,006)	(578,658)	(84,259)
Cash received from loan repayments	1,713,050	1,148,415	597,236	86,964
Acquisition of subsidiaries, net of cash acquired	—	(36,132)	—	—
Net cash (used in)/provided by investing activities	(96,663)	13,947	608	89
Cash flows from financing activities:
Proceeds from short-term borrowing	—	10,139	618	90
Repayment of short-term borrowing	—	—	(11,349)	(1,653)
Proceeds from exercise of share options	609	—	—	—
Cash payment for repurchase of ordinary shares (Note 17)	(119,858)	(9,689)	(1,333)	(194)
Net cash (used in)/provided by financing activities	(119,249)	450	(12,064)	(1,757)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(20,647)	(3,455)	(860)	(125)
Net decrease in cash and cash equivalents and restricted cash	(314,490)	(103,467)	(22,406)	(3,262)
Cash and cash equivalents and restricted cash at beginning of year	857,374	542,884	439,417	63,984
Cash and cash equivalents and restricted cash at end of year	542,884	439,417	417,011	60,722
Supplemental disclosures of cash flow information:
Cash paid for income taxes	(13,889)	(920)	(286)	(42)
Cash paid for interest	—	(787)	(598)	(87)
Supplemental schedule of non-cash investing and financing activities:
Payable related to purchase of property and equipment			10,450	1,522

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1 ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)
Principle activities

MOGU Inc. (formerly known as Meili Inc.) (the “Company”) was incorporated as an exempted company registered under the Companies Act (As Revised) of the Cayman Islands on June 9, 2011 with limited liability.

In June 2011, Meili Group Limited, formerly known as MOGU (HK) Limited, was established by the Company in Hong Kong. In November 2011, Meili Group Limited established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd. (“Hangzhou Shiqu”). In the same month, the Company through Hangzhou Shiqu entered into a series of contractual agreements with Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”), a variable interest entity (VIE), and its shareholders to obtain a controlling financial interest (as the primary beneficiary) of Hangzhou Juangua. Accordingly, this VIE is consolidated by the Company under US GAAP (ASC 810). The Company obtained voting interest control over Aimei Tech Holdings Limited (“Aimei”) and Meiliworks Limited (“Meiliworks”) through a series of transactions in January and February 2016, respectively. In August 2017, Hangzhou Shiqu, Beijing Meilishikong Network and Technology Co., Ltd. (“Beijing Meilishikong”), a VIE and the shareholders of Beijing Meilishikong entered into a series of contractual agreements, which contained terms substantially similar to the contractual agreements by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua described above. Accordingly, Beijing Meilishikong is consolidated by the Company under US GAAP (ASC 810). In July 2021, Hangzhou Juangua obtained voting interest control over Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”) through a business acquisition transaction (Note 3). As a result, the Company controls Hangzhou Ruisha through Hangzhou Juangua. In December 2022, Aimei was dissolved.

The Company, through its subsidiaries, the consolidated VIEs and the VIE’s subsidiaries (collectively, the “Group”), operates online platform that primarily offers to its users a wide selection of fashion apparel and other products provided by third party merchants in the People’s Republic of China (“PRC”) through mobile apps, including flagship Mogujie app, mini-programs on Weixin, and Mogu.com, Mogujie.com and Meilishuo.com websites. The Group also provides online marketing, commission, financing, technology and other relevant services to merchants and users as well as technology services to brands owners.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIE’s subsidiaries.

As of March 31, 2023, the Company’s major subsidiaries, the consolidated VIEs and VIE’s subsidiary are as follows:

	Equity interest held	Place and date of incorporation

Subsidiaries:
Meili Group Limited	100%	Hong Kong, China June 23, 2011
Hangzhou Shiqu	100%	Hangzhou, China November 16, 2011
Meilishuo (Beijing) Network Technology Co., Ltd.	100%	Beijing, China November 23, 2010

		Place and date of incorporation
Consolidated VIEs:
Hangzhou Juangua		Hangzhou, China April 13, 2010
Beijing Meilishikong Network and Technology Co., Ltd.		Beijing, China July 6, 2010

		Place and date of acquisition
VIE’s subsidiary:
Ruisha Technology		Hangzhou, China, July 2021

(b)
Consolidated variable interest entities (VIEs)

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services under value-added telecommunications services and certain other businesses in China, the Group operates an online platform that provides internet information services and engages in other foreign-ownership-restricted businesses through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group has entered into a series of contractual agreements with these PRC domestic companies and their respective Nominee Shareholders (“Contractual Agreements”). These Contractual Agreements cannot be terminated by the Nominee Shareholders or the PRC domestic companies. As a result of these Contractual Agreements, the Group has a financial controlling interest over these entities (which are considered to be VIEs) and accordingly as the primary beneficiary, consolidates each under US GAAP (ASC 810). Refer to Note 2(b) for the principles of consolidation.

The principal terms of the agreements entered into amongst the consolidated VIEs, their respective shareholders and the Group’s subsidiaries are further described below.

Loan Agreements

Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries made loans to the Nominee Shareholders for the sole purpose of making capital contributions to the consolidated VIEs by the Nominee Shareholders. The Nominee Shareholders can only repay the loans by the sale of all their equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries or their designated person pursuant to the exclusive option agreements, and, to the extent permitted under PRC law, pay all of the proceeds from sale of such equity interests to the Group’s relevant PRC subsidiaries. In the event that the Nominee Shareholders sell their equity interests in the consolidated VIEs to the Group’s relevant PRC subsidiaries or their designated person at a price equal to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loans, the excess amount will be deemed as interest on the loans paid to the Group’s relevant PRC subsidiaries. The term of the loans agreements are 20 years from the date of the loan agreements, which may be extended upon mutual agreement.

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

Exclusive Purchase Option Agreements

Pursuant to the exclusive option agreements, each of the Nominee Shareholders of the consolidated VIEs has irrevocably granted the Group’s relevant PRC subsidiaries exclusive options to purchase all or part of their equity interests in the consolidated VIEs. The Group’s relevant PRC subsidiaries or their designated person may exercise such option at the lowest price permitted under applicable PRC law. The Nominee Shareholders of the consolidated VIEs covenant that, without the Group’s relevant PRC subsidiaries’ prior written consent, they will not, among other things, (i)create any pledge or encumbrance on their equity interests in the consolidated VIEs; (ii)transfer or otherwise dispose of their equity interests in the consolidated VIEs; (iii)change the consolidated VIEs’ registered capital; (iv)amend the consolidated VIEs’ articles of association in any material respect; (v)dispose of or cause the consolidated VIEs’ management to dispose of the consolidated VIEs’ material assets (except in the ordinary course of business); (vi)cause the consolidated VIEs to enter into transactions that are likely to have a material impact on its assets, liabilities, operations, shareholding structure or equity ownership in other entities; (vii)change the consolidated VIEs’ directors and supervisors; (viii)declare or distribute dividends; (ix)terminate, liquidate or dissolve the consolidated VIEs; or (x)allow the consolidated VIEs to extend or borrow loans, provide any form of guarantee, or assume any material obligations except in the ordinary course of business. In addition, the consolidated VIEs covenant that, without the Group’s relevant PRC subsidiaries’

prior written consents, they will not, among other things, create or assist or allow their Nominee Shareholders to create, any pledge or encumbrance on their assets and equity interests, or transfer or otherwise dispose of their assets (except in the ordinary course of business). The exclusive option agreements will remain effective until the entire equity interests in the consolidated VIEs have been transferred to the Group’s relevant PRC subsidiaries or their designated person.

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

(c)
Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which are included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of March 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	213,094	259,033
Restricted cash	809	810
Short-term investments	—	25,584
Inventories, net	64	131
Loan receivables, net	26,788	7,229
Prepayments, receivables and other current assets	34,137	54,617
Amounts due from non-VIE subsidiaries of the Company(1)	76,920	105,334
Amounts due from related parties	—	614
Property and equipment, net	1,238	191,598
Intangible assets, net	43,104	11,933
Right-of-use assets	—	650
Goodwill	63,460	—
Investments	34,331	38,469
Other non-current assets	212,613	33,050
Total assets	706,558	729,052

	As of March 31,
	2022	2023
	RMB	RMB
Amounts due to non-VIE subsidiaries of the Company(2)	1,405,464	1,512,750
Accounts payable	552	548
Salaries and welfare payable	4,464	5,398
Advances from customers	89	68
Taxes payable	1,656	3,246
Amounts due to related parties	1,331	1,395
Current portion of lease liabilities	—	307
Accruals and other current liabilities	217,527	214,359
Deferred tax liabilities	10,704	1,755
Total liabilities	1,641,787	1,739,826
Total shareholders’ deficit	(935,229)	(1,010,774)

Note 1: The amount due from non-VIE subsidiaries of the Company as of March 31, 2022 and 2023 mainly represent the receivables of the VIEs due from the Company’s wholly-owned subsidiaries for treasury management purposes and service charges.

Note 2: The amount due to non-VIE subsidiaries of the Company as of March 31, 2022 and 2023 mainly represent the payables resulting from technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements.

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Third-party revenues	85,012	69,793	60,972
Inter-company revenues	25,679	31,816	26,785
Third-party costs and expenses	(95,454)	(187,958)	(189,199)
Inter-company costs and expenses(3)	(32,490)	(15,779)	(13,545)
Third-party other operating income	5,983	2,415	4,922
Inter-company other operating (loss)/income(4)	—	(197,698)	17,650
Income from non-operations	8,197	12,750	9,874
Loss before income tax benefit	(3,073)	(284,661)	(82,541)
Add: Income tax benefit	4,794	14,689	8,757
Net profit/(loss)	1,721	(269,972)	(73,784)

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Inter-company payments for service charges(5)	(39,859)	(40,409)	(4,561)
Other operating activities with non-VIE subsidiaries(6)	68,317	131,050	114,322
Operating activities with external parties	(3,132)	(69,065)	(26,610)
Net cash provided by operating activities	25,326	21,576	83,151
Net cash (used in)/provided by investing activities	(202,312)	28,143	(37,211)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(176,986)	49,719	45,940

Note 3: Inter-company costs and expenses are technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements, all of which have been eliminated in the presentation of Consolidated Statements of Operations and Comprehensive Loss.

Note 4: Inter-company other operating (loss)/income represents the write-off of the amounts among the Group’s non-VIE subsidiaries and the VIEs, all of which have been eliminated in the presentation of Consolidated Statements of Operations and Comprehensive Loss.

Note 5: Inter-company payments for service charges represents the cash paid by the VIEs to the Group’s relevant PRC subsidiaries for technical and consulting services charges in accordance with exclusive consultation and service agreements, all of which have been eliminated in the presentation of Consolidated Statements of Cash flows.

Note 6: Other operating activities with non-VIE subsidiaries included cash receipts for treasury management purposes and service fees charged by the VIEs to the Group’s non-VIE subsidiaries,all of which have been eliminated in the presentation of Consolidated Statements of Cash flows.

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and the VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can direct assets transferred out of the consolidated VIEs and the VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital and reserve funds of the consolidated VIEs which totals RMB15,178 as of March 31, 2022 and 2023. Since the consolidated VIEs and the VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Group, under the advice of counsel, believes that the Group’s relevant PRC subsidiaries’ Contractual Arrangements with the consolidated VIEs and the Nominee Shareholders are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel.

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

The Group’s operations depend on the consolidated VIEs to honor their Contractual Agreements with the Group and the Company’s ability to consolidate the VIEs also depends on the authorization by the Nominee Shareholders of the consolidated VIEs to exercise voting rights on all matters requiring shareholder approval in the consolidated VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to consolidate the VIEs as a result of the aforementioned risks and uncertainties is considered to be remote.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation and consolidation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S.GAAP”).

On March 18, 2022, the Company announced a change in the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00001 per share, from the current ADS Ratio of one (1) ADS to twenty-five (25) Class A ordinary share to a new ADS Ratio of one (1) ADS to three hundred (300) Class A ordinary shares. The change in the ADS Ratio was effective on March 28, 2022. The number of ADSs and net loss per ADS as disclosed elsewhere in these consolidated financial statements have been retrospectively adjusted, where applicable.

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)
Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary in each instance.

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

(c)
Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i)the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii)the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Operations and Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations and Comprehensive Loss.

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

For the Company’s majority-owned subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Operations and Comprehensive Loss to distinguish the interests from that of the Company.

(d)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, fair value of available-for-sale debt securities, recoverability of receivables, assessment for impairment of long-lived assets, intangible assets and goodwill and useful lives of intangible assets and property and equipment. Actual results may differ materially from those estimates.

(e)
Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, China (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB.

Transactions denominated in currencies other than the relevant functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Other income, net in the Consolidated Statements of Operations and Comprehensive Loss. Total foreign exchange gains/(losses) were a gain of RMB5,574, a gain of RMB1,214 and a loss of RMB8,547 for the years ended March 31, 2021, 2022 and 2023, respectively.

The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of the consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments recorded in the Group’s other comprehensive (loss)/income were a loss of RMB72,993, a loss of RMB17,400 and a gain of RMB14,264 for the years ended March 31, 2021, 2022 and 2023, respectively.

(f)
Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8676, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, loan receivables, other receivables, amounts due from related parties, operating lease liabilities, accounts payable, amounts due to related parties, accruals and other current liabilities and short-term borrowings. The carrying amounts of loan receivables, other receivables, accounts payable, accruals and other current liabilities and short-term borrowing approximate their fair value due to their relatively short maturity.

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

(j)
Short-term investments

Short-term investments are comprised of (i) time deposits placed with banks with original maturities longer than three months but less than one year, (ii) investments in wealth management products issued by banks and other financial institutions, primarily with the pre-agreed fixed interest rate or variable interest rates and with original maturities within one year, and (iii) equity securities with readily determinable fair value. The time deposits and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. The short-term investments are stated at fair value. Changes in the fair value are reflected in the Consolidation Statement of Operations and Comprehensive Loss.

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

(l)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs recorded in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2021, 2022 and 2023 were immaterial.

(m)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Electronic equipment	3 years
Furniture and office equipment	5 years
Computer software	3-10 years
Vehicles	5 years
Building	46 years
Leasehold improvements	Shorter of the expected use life or the lease term

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

The Group recorded impairment charges for intangible assets of nil, RMB48,890 and RMB21,233 (Note 12) for the years ended March 31, 2021, 2022 and 2023, respectively.

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

An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of its reporting units using the income approach (discounted cash flows) methodology of valuation. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. As of March 31, 2023, the Group had only one reporting unit. For the years ended March 31, 2021, 2022 and 2023, the Group recorded goodwill impairment charges of nil, RMB186,504 and RMB63,460, respectively (Note 14).

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

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee are recorded in share of results of equity investee in the Consolidated Statements of Operations and Comprehensive Loss. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee. If the investee subsequently reports earnings the Group resumes applying the equity method by only recognizing such income to the extent it exceeds previously unrecognized cumulative losses,

Investments in debt securities are accounted for as available-for-sale debt security investments, and are carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

Equity securities that have readily determinable fair values are measured at fair value, with changes in fair value reported through earnings.

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

(r)
Short-term borrowings

Borrowings are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive Loss over the estimated term of the facilities using the effective interest method. As of March 31, 2022, the Company had short-term borrowings from one financial institution of RMB10,064 with an interest rate of 6.8% per annum. The borrowings were repaid in January and February 2023. As of March 31, 2023, the Company had no short-term borrowings.

(s)
Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

To achieve that core principle, the Group applies the five steps as defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The Group allocates the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided. Revenue is recognized upon transfer of control of promised goods or services to a customer.

Revenue is recorded net of value-added-tax.

Revenue recognition policies for each type of revenue stream are analyzed as follows:

Commission revenues

The Group operates its online platform as a marketplace for merchants to sell their merchandise to the users and also provides integrated platform-wide services. The merchants can choose the marketplace service only or both of the marketplace service and integrated platform-wide services. When the transactions are completed on the Group’s platform, the Group charges merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. The Group has determined that services to enable the successful merchandise transactions on the Group’s marketplace and integrated promotional related services are separate performance obligations. The merchandise transactions are deemed completed (with related commission revenue earned) upon users’ acceptance of merchandise. For the years ended March 31, 2022 and 2023, commission revenue related only to the obligation to enable successful merchandise transactions, and there was no commission revenue recognized in fiscal 2022 and 2023 related to integrated promotional related services. Commission revenue recognized in fiscal 2021 related to integrated promotional related services was immaterial. The Group applies the practical expedient that allocates the commission revenues for the integrated services to the respective day on which the Group has the right to invoice. The Group does not control the underlying merchandise provided by merchants before they are transferred to users, as the Group is not responsible for fulfilling the promise to provide the merchandise to users and has no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, the Group has no discretion in establishing prices of the merchandise provided by merchants. Revenues are recognized on a net basis by the Group as an agent to the extent of the commission the Group earns at the point of users’ acceptance of merchandise.

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

Other revenues

Other revenues are mainly comprised of the revenues from: (i) online direct sales whereby the Group sells its own merchandise products through its platform and recognizes the product sales revenue on a gross basis, (ii) promotion services that the Group provides to financial institutions, (iii) logistical services provided to merchants and users, and (iv) other services. Revenue is recognized when the services are rendered.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2023, remaining performance obligations represent advance payments received by the Group for future technology services provide to brand customers. The aggregate amount of the transaction price allocated to remaining performance obligations was RMB1,501.

(t)
User incentives

In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2021, 2022 and 2023, the Group recorded marketing expenses related to the vouchers of RMB46,676, RMB34,365 and RMB17,284, respectively.

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

(y)
Government grants

Government grants represent cash subsidies received from the PRC government. Cash subsidies which have no conditions that need to be satisfied to fully realize the subsidies are recognized as other income when received. Total government grants received were RMB15,819, RMB8,608 and RMB7,244 for the years ended March 31, 2021, 2022 and 2023, respectively.

(z)
Leases

On April 1, 2022, the Group adopted ASC 842. The Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. The Group also elected the practical expedient of short-term lease exemption for operating leases with a term of one year or less.

The Group determines if an arrangement is a lease at inception. The Group has no existing finance leases for each of periods presented. Operating leases are primarily for office facilities and are included in right-of-use (“ROU”) assets and operating lease liabilities on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The incremental borrowing rate for a lease is determined by the rate of interest the Group would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Upon the adoption of the new lease standard, the Company recognized operating lease assets of RMB16,427, including a reclassification of prepaid rent balance of RMB2,920, and total operating lease liabilities of RMB13,507 in its consolidated balance sheet as of April 1, 2022.

There was no impact to accumulated deficit at adoption.

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

(ab) Treasury stock

Effective September 1, 2022, the Board of Directors approved a new share repurchase program to repurchase shares up to US$10 million worth of outstanding ADSs/class A ordinary share of the Company over the next 12 months.

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

These repurchased ADSs/Class A ordinary shares are recorded as treasury stock and are accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock are shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to March 31, 2023, 110,434,025 Class A ordinary shares were repurchased with a total consideration of

US$6,294 (RMB41,950), at a weighted average price of US$0.06 per share in open market, and 161,960,075 outstanding Class A ordinary shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders.

(ac) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB30,654, RMB37,586 and RMB23,947 for the years ended March 31, 2021, 2022 and 2023, respectively.

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

Uncertain tax positions

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2022, the Group did not have any significant unrecognized uncertain tax positions. As of March 31, 2023, the Group recognized a RMB6,680 tax reserve related to the uncertain tax positions (Note 16).

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i)general reserve fund, (ii)enterprise expansion fund and (iii)staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

The Group has made RMB701, nil and nil appropriations to the statutory surplus fund and other reserve funds for Hangzhou Juandou,Shanghai Shiqu and Meilishuo Beijing for the years ended March 31, 2021, 2022 and 2023, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were each in accumulated loss positions.

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

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The standard is effective for the Group for the year ended March 31, 2024 including interim periods in the year ended March 31, 2024. The ASU is currently not expected to have a material impact on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Group for the year ended March 31, 2026 including interim periods in the year ended March 31, 2026. The Group is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

3 SIGNIFICANT ACQUISITION TRANSACTIONS

Acquisition of Ruisha Technology

Ruisha Technology was engaged in providing corporate customers with one-stop brand and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement. The Group previously held an approximately 18.1% equity interest (which had a redeemable option held by the Group) in Ruisha Technology, which was considered not in substance common stock and classified as an available-for-sale debt investment (Note 10). In July 2021, the Group acquired additional equity interests in Ruisha Technology for a cash consideration of RMB50,000. Upon the consummation of the acquisition, the Group beneficially owned a 59.62% equity and voting interest in Ruisha Technology and effectively controls Ruisha Technology. Therefore, the financial statements of Ruisha Technology have been consolidated into the Group’s consolidated financial statements from the date control was obtained.

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

	Amount	Estimated useful lives
	RMB
Net assets acquired(1)	12,639
Amortizable intangible assets
Customer Relationship	39,500	5 years
Technology	9,900	5 years
Goodwill(2)	63,460
Deferred tax liabilities	(12,350)
Noncontrolling interests(3)	(44,993)
	68,156

Amount
RMB
Total purchase price is comprised of:
-fair value of previously held equity interests	18,156
-cash consideration	50,000
Total	68,156

(1)
Net assets acquired primarily included cash and cash equivalents of RMB13,868, prepayments, receivables and other current assets of RMB8,427, property and equipment of RMB91, intangible assets, net of RMB39, other non-current assets, net of RMB91, accounts payable of RMB465, salaries and welfare payable of RMB123, advances from customers of RMB156, taxes payable of RMB277, accruals and other current liabilities of RMB8,617 and non-current liabilities of RMB239 as of the date of the acquisition.
(2)
Goodwill arising from this acquisition was attributable to the synergies expected from using the operating experience of Ruisha Technology to boost the Company’s 2B business (Note 14).
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

4 RISKS AND CONCENTRATION

(a)
Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and loan receivables. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2022 and 2023, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances.

(b)
Concentration of customers and suppliers

There were no customers or suppliers whose revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended March 31, 2021, 2022 and 2023.

(c)
Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2021, 2022 and 2023, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 3.4% between March 31, 2021 and 2022 while the depreciation of the RMB against the US$ was approximately 8.2% between March 31, 2022 and 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)
Certain risks and uncertainties

Since 2020, due to the outbreak of COVID-19 in China and the implementation of relevant COVID-19 mandates, the Group’s businesses have experienced an overall disruption in its logistics and supply chain across industries. Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Even though there have been certain noted improvements in the economic and operating conditions for the Group’s business since these restrictions were lifted, the impact of any continued improvement or COVID related factors (including the reinstatement of related health related restrictions) on the financial performance of the Group for the period beyond the year ended March 31, 2023 cannot be reasonably estimated at this time.

5 OTHER REVENUES

Other revenues by type of service is as follows:

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Online direct sales	515	208	-
Logistic services revenue	2,059	2,148	1,813
Promotion services revenue	9,125	7,772	926
Others	2,956	4,782	5,593
Total	14,655	14,910	8,332

Others were mainly comprised of other miscellaneous revenues, including customer service revenues, food and beverage revenue and other revenues, all of which were not material individually.

6 OTHER INCOME, NET

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Government grants	15,819	8,608	7,244
Merchant penalty income(1)	12,383	8,598	5,009
Refund from depositary bank (Note 15(3))	12,096	4,058	1,281
Exchange gains/(losses)	5,574	1,214	(8,547)
Gains/(losses) on disposal of property and equipment	1,468	(448)	503
Others	2,545	3,397	1,777
Total	49,885	25,427	7,267

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

7 FAIR VALUE MEASUREMENT

As of March 31, 2022 and 2023, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition are as follows:

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	190,000	—	190,000	—
- equity securities with readily determinable fair values	6,853	6,853	—	—
Available-for-sale debt securities	44,873	—	—	44,873
Total assets	241,726	6,853	190,000	44,873

		Fair value measurement at reporting date using
Description	Fair value as of March 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	145,584	-	145,584	-
- equity securities with readily determinable fair values	252	252	-	-
Available-for-sale debt securities	34,368	-	-	34,368
Total assets	180,204	252	145,584	34,368

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

Available-for-sale debt securities investments

The Group classifies its available-for-sales debt securities as Level 3 investments. The roll forward of major Level 3 investments are as following:

	iSNOB Holdings Limited (“iSNOB”)	Ruisha Technology	Huzan Inc. (“Huzan”)	Xuanwei Limied (“Xuanwei”)	Poppy Mobile Inc. (“Poppy”)	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2020	76,841	7,623	10,996	3,525	—	3,388	102,373
Addition	—	—	—			8,000	8,000
Disposal	(59,243)	—	—	(3,525)	—	—	(62,768)
Impairment	—	—	(4,055)	—	—	(3,388)	(7,443)
Effect of currency translation adjustment	(3,717)	—	(110)	—	—	—	(3,827)
The change in fair value of the investments	8,714	11,442	(5,145)	—	—	—	15,011
Fair value of Level 3 investments as at March 31, 2021	22,595	19,065	1,686	—	—	8,000	51,346
Addition	—	—	—	—	16,215	5,600	21,815
Disposal(1)	—	(18,157)	—	—	—	(3,000)	(21,157)
Impairment	—	—	(1,635)	—	—	(3,000)	(4,635)
Effect of currency translation adjustment	(677)	—	(51)	—	(344)	—	(1,072)
The change in fair value of the investments	—	(908)	—	—	—	(516)	(1,424)
Fair value of Level 3 investments as at March 31, 2022	21,918	—	—	—	15,871	7,084	44,873
Addition	—	—	—	—	—	8,000	8,000
Impairment	—	—	—	—	(16,817)	(3,600)	(20,417)
Effect of currency translation adjustment	1,816	—	—	—	946	239	3,001
The change in fair value of the investments	922	—	—	—	—	(2,011)	(1,089)
Fair value of Level 3 investments as at March 31, 2023	24,656	—	—	—	—	9,712	34,368

(1)
For the year ended March 31, 2022, the Company derecognized the available-for-sale debt security investment and recycled the previously recognized fair value change recorded as other comprehensive income of RMB11,106 into the gain from investments (Note 10).

The Company determines the fair value of its investments by using the market approach.

As for the market approach, the determination of the fair value was based on estimates, judgments and information of other comparable public companies as well as observable price changes based on the recent transactions of the securities, or similar securities that the Company holds. The significant unobservable inputs adopted in the valuation as of March 31, 2021, 2022 and 2023 are as following:

	For the years ended March 31,
	2021	2022	2023
Lack of marketability discount	30%	30%	30%
Risk-free rate	0.5%	2%-3%	3.6%-4.3%
Expected volatility	45%	30%-46%	39%-60%
Revenue multiple	7.92	1-10	4-9
Net profit multiple	16	25	-

Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in risk-free rate, expected volatility, revenue multiple or net profit multiple in isolation would result in significantly higher (lower) fair value measurement.

8 LOAN RECEIVABLES

	As of March 31,
	2022	2023
	RMB	RMB
Loan receivables - principal	54,211	35,633
- service fee	772	261
Allowance for doubtful accounts	(28,195)	(28,665)
Loan receivables, net	26,788	7,229

Allowance for doubtful accounts movement

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	(23,169)	(28,615)	(28,195)
Additions	(5,446)	—	(470)
Reversals	—	420	—
Balance at end of year	(28,615)	(28,195)	(28,665)

9 OTHER ASSETS

The other assets consist of the following:

	As of March 31,
	2022	2023
	RMB	RMB
Prepayments,receivables and other current assets
VAT receivables	8,941	8,707
Receivables of technology service	22,787	21,217
Receivables from third-party payment service providers(1)	8,988	8,711
Other prepaid expenses	4,969	20,130
Deposits	2,515	2,655
Employee loans and advances	667	1,474
Interest receivable	343	631
Receivables of financing facilitation service	1,806	452
Prepaid promotion fees	184	107
Others	5,756	6,982
Less: Allowance for doubtful accounts	(1,821)	(1,940)
Total prepayments, receivables and other current assets	55,135	69,126

Other non-current assets
Gold(2)	—	32,378
Prepayment for maintenance expenditure	—	17,116
Long-term deposit	16,414	14,146
Prepayment for office building(3)	198,550	—
Total non-current assets	214,964	63,640

(1)
Receivables from third party payment service providers represent cash due from the Group’s third party on-line payment service providers in relation to their processing of payments for the Group. As of March 31, 2022 and 2023, no allowance for doubtful accounts was provided for these receivables.
(2)
As of March 31, 2023, the Company has purchased physical gold of RMB32,378 in total. As the Company intends to hold the gold for an indefinite long term period, the Company has recorded the asset in “other non-current assets” on the Consolidated Balance Sheets. The Company will record any decline in net realizable value lower than acquisition cost as a non-operating loss. The net realizable value is determined based on market value less cost to sale. Any recovery in valuation will only be recognized to the extent of previously recorded fiscal year losses, and only to the extent such recovery occurs in the same fiscal year as when such losses were recorded. As of March 31, 2023, the market value of the gold less cost to sell was higher than its purchase cost. Therefore, there was no impairment loss recognized for the year ended March 31, 2023.
(3)
On August 8, 2020, the Group entered into an agreement with a third-party company to purchase an office building located in Hangzhou, China for a total consideration of RMB209,000. As of March 31, 2022, the Group had paid RMB198,550 for the office building purchase. As of March 31, 2023, the construction of the building has been completed and the prepayments have been transferred to the property and equipment (Note 11).

The movement of allowance for doubtful accounts is analyzed as follows:

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	(1,522)	(1,691)	(1,821)
Additions	(169)	(268)	(178)
Write-offs	—	138	59
Balance at end of year	(1,691)	(1,821)	(1,940)

10 INVESTMENTS

The Company’s long-term investments consist of the following:

	As of March 31,
	2022	2023
	RMB	RMB
Available-for-sale debt securities
iSNOB	21,918	24,656
Poppy	15,871	—
Others	7,084	9,712
	44,873	34,368
Equity method investments
Jiaxing Neixiangyoupan Equity investment Fund Partnership (limited partnership) (“Neixiangyoupan”)	25,842	31,745
Others	1,405	3,205
	27,247	34,950
Total	72,120	69,318

Available-for-sale debt securities

The following table summarizes, by major security type, the Company’s available-for-sale debt securities as of March 31, 2022 and 2023:

	As of March 31,
	2022	2023
	RMB	RMB
Cost	28,601	16,786
Unrealized gains, including foreign exchange adjustment	16,272	17,582
Fair Value	44,873	34,368

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

As of March 31, 2023, the Company remeasured its remaining investment in iSNOB at a fair value of RMB24,656, which was determined by management with the assistance of an independent appraiser. For the year ended March 31, 2023, the unrealized securities holding gain net of tax of RMB922 was reported in other comprehensive income. For the year ended March 31, 2023, foreign currency translation gain of RMB1,816 was reported as foreign currency translation adjustments in other comprehensive income.

Ruisha Technology

In July 2019, the Group purchased a 18.1% shareholding of Ruisha Technology with a cash consideration of RMB7,000 and an intangible asset with a fair value of RMB50. According to the investment agreement, the Group had the option to request Ruisha Technology to redeem the Group’s investments at the Group’s investment cost plus the interest until the occurrence of a redemption event, which is outside the control of Ruisha. The redeemable shares of Ruisha Technology held by the Group were therefore considered not in substance common stock and classified as an available-for-sale debt investment and were measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2021, the Group remeasured the investment at a fair value of RMB19,065, which were determined by management with the assistance of an independent appraisal. For the years ended March 31, 2021, the unrealized securities holding gain, net of tax of RMB9,726 was reported in other comprehensive income. As disclosed in Note 3, the Company derecognized its investment in Ruisha Technology and recycled the unrealized gain of RMB11,106 previously recognized in other comprehensive income into “Gain from investments, net” upon the consummation of the acquisition of Ruisha Technology in July 2021.

Huzan

As of March 31, 2021, the Company classified its equity interest in Huzan as an available-for-sale debt investment which is measured at its fair value with the changes in fair value booked in other comprehensive income as the redeemable shares of Huzan held by the Company are considered not in substance common stock. With the assistance of an independent appraiser, the Company remeasured the investment in Huzan at a fair value of RMB1,686. The fair value below the Company’s investment cost was primarily due to its weaker-than-expected business performance, which was considered as other-than-temporary. Therefore, for the fair value decrease of RMB9,310, the Company reversed the unrealized gain of RMB5,145 previously recognized in other comprehensive income and recognized an impairment of RMB4,055 in “Losses from investments”.

In March 2022, Huzan decided to terminate its operation and was under liquidation thereafter. In connection with the business winding-up of Huzan, the Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB1,686 to zero and recognized a loss of RMB1,635 in “Losses from investment”. For the year ended March 31, 2022, foreign currency translation loss of RMB51 was reported as foreign currency translation adjustments in other comprehensive income.

Xuanwei

In March 2020, the Company purchased a 5% shareholding in Xuanwei with a cash consideration of US$500 (equivalent to RMB3,525). According to the investment agreement, the Company has the option to request Xuanwei to redeem the Company’s investments at the Company’s investment cost plus the interest if Xuanwei fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore,the redeemable shares of Xuanwei held by the Company are considered not in substance common stock and classified as an available-for-sale debt investment and measured at fair value with the changes in fair value booked in other comprehensive income.

In March 2021, the Company disposed of all the equity interest it held in Xuanwei to Tencent Group, the Company’s shareholder, at a total cash consideration of US$900 (equivalent to RMB5,914). The transaction price was the same as the price at which Tencent purchased from other non-related shareholders that hold the same class shares in the investee. Therefore, the Company recognized a “Gain from investments” of RMB2,389 in the Consolidated Statements of Operations and Comprehensive loss.

Poppy

In September 2021, the Company purchased a 10% equity interest in Poppy with a cash consideration of US$2,500 (equivalent to RMB16,215). The Company has the option to request Poppy to redeem the Company’s investments at the Company’s investment cost plus interest if Poppy fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, redeemable shares of Poppy held by the Company are considered not in substance common stock and classified as an available-for-sale debt investment which is measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2022, the Company remeasured its investment in Poppy and believed that there was no fair value change of Poppy during the year ended March 31, 2022. For the year ended March 31, 2022, foreign currency translation loss of RMB344 was reported as foreign currency translation adjustments in other comprehensive income.

For the year ended March 31, 2023, the actual operating results of Poppy were significantly weaker than expected. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB15,871 to zero and recognized a loss of RMB16,817 in “Losses from investment.” For the year ended March 31, 2023, foreign currency translation gain of RMB946 was reported as foreign currency translation adjustments in other comprehensive income

Equity method investments

Investment in Neixiangyoupan

In December 2019, the Group entered into a partnership agreement with Neixiangyoupan to subscribe for the shares of Neixiangyoupan as a Limited Partner (“LP”) and made the first capital injection in May 2020. As of March 31, 2022 and 2023, RMB24,750 and RMB28,464 in cumulative capital contributions has been made by the Group, respectively, representing approximately 14.8% of the entity's equity interest at each balance sheet date. The investment is accounted for under the equity method as the Group has the ability to exercise significant influence over Neixiangyoupan as an LP. For the years ended March 31, 2021, 2022 and 2023, the Group recognized RMB478 of share of loss, RMB1,570 of share of gain and RMB2,189 of share of gain of Neixiangyoupan, respectively.

The Group's equity method investments are not considered individually material or in the aggregate to meet the necessary reporting threshold under Rule 4-08(g) of Regulation S-X.

11 PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of March 31,
	2022	2023
	RMB	RMB
Building	—	191,743
Leasehold improvements	29,556	29,966
Electronic equipment	13,399	9,846
Furniture and office equipment	5,675	5,577
Vehicles	1,405	1,617
Computer softwares	3,473	3,473
Subtotal	53,508	242,222
Less: accumulated depreciation and amortization	(45,806)	(47,633)
Property, equipment and software, net	7,702	194,589

Depreciation and amortization expense recognized for the years ended March 31, 2021, 2022 and 2023 were RMB9,327, RMB5,396 and RMB5,312, respectively. No impairment charges were recorded for the years ended March 31, 2021, 2022 and 2023.

12 INTANGIBLE ASSETS, NET

The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2022
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	11,540	(3,451)	(8,072)	17
Trademarks	1,481	(489)	—	992
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship	502,270	(468,037)	—	34,233
Brand(1)	184,470	(172,110)	(12,360)	—
Strategic business resources(2)	1,367,838	(1,321,838)	—	46,000
Technology	32,840	(22,246)	(2,014)	8,580
Total	2,189,954	(2,036,896)	(63,236)	89,822

	As of March 31, 2023
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,247	(3,566)	(8,667)	14
Trademarks	1,481	(641)	—	840
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship	502,270	(475,937)	(17,033)	9,300
Brand(1)	184,470	(172,110)	(12,360)	—
Strategic business resources(2)	1,456,331	(1,456,331)	—	—
Technology	32,840	(24,226)	(6,214)	2,400
Total	2,279,154	(2,181,536)	(85,064)	12,554

(1)
Brand was acquired through the Group’s acquisitions with Aimei and Meiliworks (Note 1(a)).
(2)
Strategic business resources were acquired through a business cooperation agreement the Company entered into with Tencent in July 2018. Pursuant to the agreement, Tencent offered the Company traffic support through Tencent’s online platform and provided the Company certain intellectual property resources to promote and advertise the Company’s products and brands.

Amortization expense for intangible assets were RMB341,802, RMB328,154 and RMB59,992 for the years ended March 31, 2021, 2022 and 2023, respectively.

As of March 31, 2022, the Group determined that there were two asset groups, including the live video broadcast (“LVB”) focused online business asset group and brands and the customized services business asset group. As of March 31, 2022, after considering the first-ever year-over-year decrease of the gross merchandise volume (“GMV”) from LVB and the weaker-than-expected operating results, the Group concluded that these changes in circumstances represented a triggering event which required the Group to perform an impairment test on the LVB focused online business asset group. Given that the aggregated undiscounted cash flows were lower than the carrying amount of this asset group, the Group concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the LVB focused online business asset group resulted in an impairment charge of RMB48,862 which was allocable to each asset in the group. The charge was allocated to each asset on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each asset was determined using appropriate valuation methodologies, including the relief of royalty method for the broadcasting, insurance agency and domain name intangibles. The cost savings approach was used to fair value the strategic business services intangible asset. The replacement cost approach was used to fair value property, plant, and equipment. Judgment in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of management’s analysis, the Group recorded impairment charges for the broadcasting license, insurance agency license and domain name intangible assets of RMB38,690, RMB2,100 and RMB8,072, respectively, for the year ended March 31, 2022, as the Group believes the future economic benefit to be generated from these intangible assets are not sufficient to recover related net book values. No impairment charges were recorded in 2021.

During the year ended March 31, 2022, the Company recognized intangible assets amounting to RMB49,400 in connection with the acquisition of Ruisha Technology, which were measured at fair value upon the completion of acquisition. Details of acquired intangible assets are included in Note 3.

As of March 31, 2023, considering the weaker-than-expected operating results of the Company, the Group concluded that there were indicators that the carrying value of certain intangible assets may not be fully recoverable. Given that the aggregated undiscounted cash flows of the brands and the customized services business asset group were lower than the carrying amount of this asset group, the Group concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the asset group resulted in an impairment charge of RMB21,233 which was allocable to each asset in the group. The charge was allocated to each asset on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each intangible asset was determined using appropriate valuation methodologies, including the relief of royalty method for the technology and multi-period excess earnings method for the customer relationship. Judgement in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of management analysis, the Group recorded impairment charges for the customer relationship and technology assets of RMB17,033 and RMB4,200, respectively, for the year ended March 31, 2023, as the Group believes the future economic benefit to be generated from these intangible assets are not sufficient to recover related net book values.

As of March 31, 2023, amortization expense related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2024	3,689
2025	3,671
2026	3,662
2027	1,301
2028	103
Thereafter	128
12,554

13 Leases

The Group has operating leases primarily for office facilities which have lease terms varying from one to three years.

Total lease costs for the year ended March 31, 2023 was RMB10,951 included in research and development, sales and marketing and general and administrative expenses in the Group’s Consolidated Statements of Operations and Comprehensive Loss. Out of the total lease costs, there was RMB2,341 of expenses for short-term leases within 12 months. As of March 31, 2023, the operating lease arrangements of the Group, primarily for office, that have not yet commenced was not material.

Supplemental cash flow information related to leases were as follows:

For the year ended March 31,
2023
RMB
Cash paid for the rentals included in the lease liabilities	7,654
Right-of-use assets obtained in exchange for lease liabilities	—

As of March 31, 2023, supplemental consolidated balance sheet information related to leases were as follows:

As of March 31,
2023
RMB
Right-of-use assets	5,441
Current portion of lease liabilities	2,654
Non-current lease liabilities	753

Lease term and discount rates were as follows:

As of March 31,
2023
RMB
Weighted-average remaining lease term
Operating leases	1.28 years
Weighted-average discount rate
Operating leases	4.4%

As of March 31,
2023
RMB
Maturities of lease liabilities were as follows:
2024	2,744
2025	768
Total undiscounted lease payments	3,512
Less: imputed interest	(105)
Total present value of lease liabilities	3,407

As of March 31, 2022, future minimum payments under non-cancellable operating leases for offices consist of the following:

As of March 31,
2022
For the year ended March 31,	RMB
2023	10,800
2024	5,815
2025	2,876
Total	19,491

Amounts are based on ASC 840, Leases that were superseded upon the Group’s adoption of ASC 842, Leases on April 1, 2022. Under ASC 840, the rental expenses were RMB27,942 and RMB14,336 for the years ended March 31, 2021 and 2022, respectively, and were charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

14 GOODWILL

The changes in the carrying amount of goodwill were as follows:

	LVB focused online business	Brands and customized services business	Total
	RMB	RMB	RMB
Balance as of March 31, and 2021
Goodwill	1,568,653	—	1,568,653
Accumulated impairment loss	(1,382,149)	—	(1,382,149)
	186,504	—	186,504
Transaction during the year
Addition (Note (a))	—	63,460	63,460
Impairment recognized during the year ended March 31, 2022 (Note (b))	(186,504)	—	(186,504)
Balance as of March 31, 2022
Goodwill	1,568,653	63,460	1,632,113
Accumulated impairment loss	(1,568,653)	—	(1,568,653)
	—	63,460	63,460
Transaction during the year
Impairment recognized during the year ended March 31, 2023 (Note (b))	—	(63,460)	(63,460)
Balance as of March 31, 2023
Goodwill	1,568,653	63,460	1,632,113
Accumulated impairment loss	(1,568,653)	(63,460)	(1,632,113)
	—	—	—

(a)
During the year ended March 31, 2022, the addition in goodwill was in relation to the acquisition of Ruisha Technology in July 2021 (Note 3).
(b)
Goodwill impairment

The Group performs an impairment test on its goodwill on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the goodwill might be impaired.

The Group adopted ASU No. 2017-04 which simplified the test for goodwill impairment by eliminating the second step of the impairment test. Following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value.

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

Upon consummation of the acquisition of Ruisha Technology in July 2021, the Group has two reporting units, including the LVB focused online business reporting unit and brands and the customized services business reporting unit. For the six months ended September 30, 2021, and as a result of weaker-than-expected operating results of the Group due to the continuously heightened competitive environment as well as ongoing market capitalization (compared with net book value) considerations, management concluded the existence of triggering events which required the Group to perform an interim goodwill impairment test of the LVB focused online business reporting unit as of September 30, 2021.

When performing the interim goodwill impairment test, the Group estimated the fair value of the LVB focused online business reporting unit using the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. As a result of this test, management determined that all remaining goodwill related to the LVB focused online business reporting unit (RMB186,504) should be impaired as of September 30, 2021.

As of March 31, 2022, the Group performed an annual goodwill impairment test on the Group’s brands and customized services business reporting unit. To determine the fair value of the brands and customized services business reporting unit, the Company used the income approach methodology of valuation where significant judgments and estimates were applied, including the forecasts of future operating results, discount rates, and expected future growth rates with the consideration of the recent market environment. Based on the result of annual impairment testing, the fair value of the brands and customized services business reporting unit exceeded its carrying amount. As a result, there was no additional impairment of goodwill as of March 31, 2022.

As of March 31, 2023, as a result of the completion of the integration of Ruisha Technology’s business operation into the Group’s core business, the Group concluded that there was only one reporting unit as defined in ASC 350-20-35-34. As of March 31, 2023, the Group performed the annual impairment test on the goodwill by comparing its market capitalization (the Group only has one reporting unit which includes all of the assets of the Group) as of March 31, 2023 with the carrying amount of its net assets. Given the prolonged period of deficits in market price, also taking into consideration of its continuously weaker-than-expected performance, the Group provided full impairment charge of RMB63,460 against the balance of goodwill. Consequently, as of March 31, 2023, the carrying value of the Group’s goodwill was nil.

15 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2022	2023
	RMB	RMB
Accrued liabilities and other current liabilities
Deposits from merchants (1)	116,314	104,945
Receipts under custody (2)	134,106	134,691
Payables for purchases of office building	—	10,450
Accrued expenses	6,932	8,578
Accrued advertisement expenses	6,091	4,849
Other payables	9,195	7,204
	272,638	270,717
Non-current
Initial reimbursement payment from depositary bank (3)	890	-
	273,528	270,717

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
(3)
The Company received initial reimbursement payment of US$935 (RMB6,297) from depositary bank in January 2019. The amount was recorded ratably as other income over 5 year arrangement period. For the year ended March 31, 2021, 2022 and 2023, the Company has recorded RMB1,267, RMB1,201 and RMB1,281 in other income. For the year ended March 31, 2021, 2022 and 2023, the Group received additional reimbursement payments of US$1,638 (RMB10,829), US$448 (RMB2,857) and nil from depositary bank for the transaction costs incurred in the prior years and the amount was recorded in other income.

16 TAXATION

(a)
Value-added tax (“VAT”) and surcharges

During the years presented, the Group is subject to statutory VAT rate of 6% for revenues from technology services, marketing services, commissions, financing solutions and other services and 13% and 6% for online direct sales. The entities within the Group, which are qualified for small scale taxpayers, are subject to statutory VAT rate of 3%.

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

(b)
Income taxes (expense)/benefit

Composition of income tax (expenses)/benefits

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	(9,825)	(1,450)	(6,965)
Deferred income tax benefit	4,644	15,962	8,948
	(5,181)	14,512	1,983

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

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and are valid from 2019 to 2021. The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and is valid from 2022 to 2024. The HNTE certificate of Hangzhou Juangua expired in 2022 and Hangzhou Juangua is still applying for the renewal in 2023.

On November 8, 2013, Hangzhou Shiqu and Hangzhou Juangua were entitled to be “Software Enterprises”. According to the new CIT Law and relevant regulations, starting from the first profit-making year, such entities could enjoy a tax holiday of 2-year CIT exemption and subsequently 3-year 12.5% preferential tax rate. As Hangzhou Shiqu and Hangzhou Juangua have never been profitable, they have never been able to benefit from the tax holiday as “Software Enterprises”. Accordingly, the tax holiday benefit will still be operable when these entities initially report profits.

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

Tax holidays had no immediate tax impact as there is no taxable profit for Hangzhou Shiqu and Hangzhou Juangua for the years ended March 31, 2021, 2022 and 2023.

Effective from January 1, 2018, Hangzhou Shiqu, Hangzhou Juangua and Hangzhou Juandou are allowed to carry forward the annual net operating loss incurred for the year of 2013 onwards for 10 years. Lishui Juanfu and Ruisha Technology are allowed to carry forward the annual net operating loss incurred for the year of 2019 onwards for 10 years.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 200% or 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year

(‘Super Deduction’). The additional deduction of 100% or 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

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

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the Double Tax Arrangement between Mainland China and Hong Kong Special Administrative Region, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the foreign investor owns directly at least 25% of the shares of the FIE and if Hong Kong company is a beneficial owner of the dividend. The State Administration of Taxation (“SAT”) further promulgated Circular [2009] 601 and SAT Public Notice [2018] No.9 regarding the assessment criteria on beneficial owner status.

To the extent that the consolidated VIEs and the VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2022 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.

The components of loss before tax are as follows:

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(61,292)	(138,698)	(92,070)
Loss from Cayman Islands and Hong Kong entities	(261,498)	(518,188)	(96,319)
Total loss before tax	(322,790)	(656,886)	(188,389)

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Income tax (expense)/benefit
Current income tax expense	(9,825)	(1,450)	(6,965)
Deferred tax benefit	4,644	15,962	8,948
Total income tax (expense)/benefit	(5,181)	14,512	1,983

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended March 31,
	2021	2022	2023
PRC Statutory tax rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(21%)	(29%)	(12%)
Permanent book – tax difference	(2%)	(8%)	(3%)
Additional deduction for research and development expenditures	3%	1%	2%
Effect of change on tax rate	0%	0%	(18)%
Changes in valuation allowance	(6%)	13%	7%
Effective tax rate	(1%)	2%	1%

The effect of change on tax rate is due to the expiration of HNTE certification of Hangzhou Juangua.

Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense and entertainment expense.

(c)
Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward	282,984	125,113
- Carryforwards of un-deducted advertising expenses	167,812	329,868
- Accruals and other liabilities	5,773	8,394
- Provision for doubtful accounts	7,879	4,312
- Impairment of available-for-sale investments	1,255	900
Less: valuation allowance	(465,703)	(468,587)
Net deferred tax assets	—	—
Deferred tax liabilities:
- Recognition of intangible assets arisen from business combination and unrealized holding gain	12,112	3,369
Net deferred tax liabilities	12,112	3,369

As of March 31, 2023, the Group had net operating loss carry forwards of approximately RMB543,015 which mainly arose from the subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the calendar year from 2023 to 2032. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards. There is no expiration for the advertising expenses carryforwards.

As of March 31, 2023, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2023	20,518
2024	110,411
2025	141,244
2026	98,601
2027	77,860
Thereafter	94,381
543,015

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

Movement of valuation allowance

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the period	752,907	540,973	465,703
Addition	16,934	19,865	10,298
Effect of change on tax rate	—	—	30,001
Written off for expiration of net operating losses	(225,742)	(2,380)	(20,022)
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	(3,126)	(92,755)	(17,393)
Balance at end of the period	540,973	465,703	468,587

Uncertain tax positions

As of March 31, 2022, the Group did not record any reserves for uncertain tax positions.

For the year ended March 31, 2023, and as a result of information obtained through an ongoing tax examination regarding one of the Company’s PRC subsidiaries for the period from January 1, 2019 to December 31, 2021, the Group updated its estimate of the realizable benefit of an uncertain tax position that had originally been expected to be fully sustained through examination. As a result, a reserve related to an uncertain tax position of RMB6,680, including interest of RMB2,447, was recorded for the year ended March 31, 2023. It is possible that the estimate and ultimate resolution of this matter may further change as the examination progresses and ultimately concludes. However, any potential change to the Group’s current estimation is not expected to be material.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2018 through 2022 remain subject to the review by the relevant PRC tax authorities.
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

Effective September 1, 2022, the Board of Directors approved an new share repurchase program to repurchase shares up to US$10 million worth of outstanding ADSs of the Company over the next 12 months.

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

These repurchased class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. For the year ended March 31, 2021, 44,555,900 Class A Ordinary Shares were repurchased with a total consideration of US$3,642 (RMB24,362), at a weighted average price of US$0.08 per share in open market, and 161,960,075 outstanding Class A Ordinary Shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders. For the year ended March 31, 2022, 25,644,050 Class A Ordinary Shares were repurchased with a total consideration of US$1,502 (RMB9,689), at a weighted average price of US$0.06 per share in open market. For the year ended March 31, 2023, 29,778,000 Class A Ordinary Shares were repurchased with a total consideration of US$198 (RMB1,333), at a weighted average price of US$0.01 per share in open market.

As of March 31, 2022 and 2023, the Company had 2,433,353,800 and 2,433,709,000 shares of Class A Ordinary Shares issued and 2,190,737,700 and 2,161,314,900 shares of Class A Ordinary Shares outstanding and 303,234,004 and 303,234,004 shares of Class B Ordinary Shares issued and outstanding, respectively.

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

18 SHARE BASED COMPENSATION

(a) Global Share Plan

On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest Amended and Restated Global Share Plan, the Board of Directors accumulatively authorized and reserved 384,111,187 ordinary shares for the issuance as of March 31, 2023.

Since adoption of the Global Share Plan, the Company granted RSUs and options to the Grantees. All RSUs and options granted have a contractual term of ten years, and the majority vest over a period of four years of continuous service on a straight-line basis. Under the option plan, options are exercisable subject to the grantee’s continuous service and the listing of the stock of the Company on a public stock exchange market or be held in escrow if the employee exercise the vested part when leaving the Company, which is normally in fifteen days after resignation. On December 10, 2018, the Company has consummated its IPO on the New York Stock Exchange.

The Company accounts for share based compensation costs on a straight-line basis over the requisite service period for the award based on the fair value on their respective grant dates.

Valuation of stock options

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The Group estimates the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. There were no options granted for the years ended March 31, 2021, 2022 and 2023.

Summary of option activities under the Global Share Plan

The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of April 1, 2020	19,460,008	0.13	4.26	189
Exercised	(2,865,800)	0.03
Forfeited or cancelled (post-vesting)	(3,151,360)	0.27
Outstanding as of March 31, 2021	13,442,848	0.12	3.27	371
Forfeited or cancelled (post-vesting)	(1,491,990)	0.19
Outstanding as of March 31, 2022	11,950,858	0.11	1.74	—
Expired	(440,000)	0.02
Forfeited or cancelled (post-vesting)	(68,000)	0.23
Outstanding as of March 31, 2023	11,442,858	0.11	0.83	0.00
Vested and expected to vest as of March 31, 2023	11,442,858	0.11	0.83	0.00
Exercisable as of March 31, 2023	11,442,858	0.11	0.83	0.00

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The Company recognized share-based compensation expenses of RMB1,161, nil and nil for share options granted under the Global Share Plan in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2021, 2022 and 2023, respectively.

As of March 31, 2022 and 2023, there was no unrecognized compensation expense in relation to the share options.

(b) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended March 31, 2021, 2022 and 2023 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2020	50,365,952	0.31
Granted	42,695,000	0.05
Vested	(8,195,402)	0.54
Forfeited	(14,092,450)	0.30
Unvested at March 31, 2021	70,773,100	0.13
Granted	3,559,000	0.07
Vested	(12,858,575)	0.28
Forfeited	(29,584,475)	0.09
Unvested at March 31, 2022	31,889,050	0.10
Granted	132,327,600	0.01
Vested	(81,298,225)	0.04
Forfeited	(400,875)	0.07
Unvested at March 31, 2023	82,517,550	0.01

For the years ended March 31, 2021, 2022 and 2023, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB25,134, RMB12,458 and RMB13,563, respectively.

As of March 31, 2022 and 2023, there were RMB12,859 and RMB5,473 of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 1.89 and 2.98 years.

The total fair value and intrinsic value of RSUs vested was RMB7,070, RMB3,782 and RMB3,646 during the years ended March 31, 2021, 2022 and 2023, respectively.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group

Tencent Group	Shareholder of the Group

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenue:
Cloud technology services from Tencent Group	35,403	24,915	20,363
Payment processing fees to Tencent Group	10,354	6,898	1,984
Total	45,757	31,813	22,347

The Group had the following balances with the major related parties:

	As of March 31,
	2022	2023
	RMB	RMB
Due from Tencent Group	640	1,260
Due to Tencent Group	(4,694)	(4,196)

All balances with the related parties as of March 31, 2022 and 2023 were unsecured, interest free.

All balances with the related parties as of March 31,2022 and 2023 had no fixed terms for repayment except for the balance due from Tencent Group of RMB618 as of March 31, 2023 resulting from the disposal of Xuanwei (Note 10), which is expected to be received within one year.

20 LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2021, 2022 and 2023 as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders-Basic and Diluted	(327,971)	(639,800)	(177,984)
Denominator:
Weighted average number of ordinary shares-Basic and Diluted	2,630,425,361	2,519,948,060	2,554,338,579
Basic and diluted loss per share	(0.12)	(0.25)	(0.07)

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

The following ordinary share equivalents were excluded from the computation of diluted net loss per share for the periods presented to eliminate any anti-dilutive effect:

	Year ended March 31,
	2021	2022	2023
Share options and RSUs	29,131,536	13,520,133	21,498,272

21 RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2022 and 2023, nil and nil appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets were RMB552,055 as of March 31, 2023.

22 COMMITMENTS AND CONTINGENCIES

(a)
Operating lease commitments

The Group has entered into non-cancellable operating leases covering various facilities. See Note 13 for additional details on the Group’s operating lease commitments.

(b)
Capital and other commitments

There is no future capital and other commitments as of March 31, 2023.

(c)
Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2023, the Group is not a party to any material legal or administrative proceedings.

The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2023, the Group did not have material loss contingencies.

23 PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

The Company did not have significant capital and other commitments, or guarantees as of March 31, 2023.

CONDENSED BALANCE SHEETS

	As of March 31,
	2022	2023
	RMB	RMB	US$ Note 2(f)
Cash and cash equivalents	4,349	14,668	2,136
Prepayments, receivables and other current assets	795	47	7
Amounts due from related parties	571	618	90
Total current assets	5,715	15,333	2,233
Non-current assets:
Intangible assets, net	46,000	—	—
Amounts due from subsidiaries	1,066,882	1,050,048	152,899
Investments in other investees	37,789	30,849	4,492
Total non-current assets	1,150,671	1,080,897	157,391
Total assets	1,156,386	1,096,230	159,624
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	104,015	104,015	15,146
Taxes payable	526	526	76
Accruals and other current liabilities	1,439	2,429	355
Total current liabilities	105,980	106,970	15,577
Non-current liabilities:
Investment deficit of subsidiaries	258,372	350,284	51,005
Deferred tax liabilities	1,408	1,614	235
Other non-current liabilities	890	—	—
Total non-current liabilities	260,670	351,898	51,240
Total liabilities	366,650	458,868	66,817

	As of March 31,
	2022	2023
	RMB	RMB	US$ Note 2(f)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2022 and 2023; 2,433,353,800 and 2,433,709,000 shares issued as of March 31, 2022 and 2023,respectively; 2,190,737,700 and 2,161,314,900 shares outstanding as of March 31, 2022 and 2023, respectively)	165	165	24
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2022 and 2023; 303,234,004 shares issued and outstanding as of March 31, 2022 and 2023, respectively)	16	16	2
Treasury stock (US$0.00001 par value; 242,616,100 and 272,394,100 shares as of March 31, 2022 and 2023)	(136,113)	(137,446)	(20,014)
Additional paid-in capital	9,471,101	9,484,664	1,381,074
Statutory reserves	3,331	3,331	485
Accumulated other comprehensive income	69,016	82,396	11,999
Accumulated deficit	(8,617,780)	(8,795,764)	(1,280,763)
Total MOGU Inc. shareholders’ equity	789,736	637,362	92,807
Total liabilities and shareholders’ equity	1,156,386	1,096,230	159,624

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(9,155)	(5,151)	(3,249)	(473)
Amortization of intangible assets	(322,230)	(301,866)	(49,957)	(7,274)
Other income, net	6,138	1,008	(78,030)	(11,362)
Loss from operations	(325,247)	(306,009)	(131,236)	(19,109)
Interest income	78	1	—	—
Loss from subsidiaries, VIEs and VIEs’ subsidiaries	(82,563)	(334,730)	(38,453)	(5,600)
(Loss)/gain from investments, net	89,518	(1,636)	(16,816)	(2,449)
Loss before income tax and share of results of equity investee	(318,214)	(642,374)	(186,505)	(27,158)
Income tax expenses	(9,757)	—	—	—
Share of results of equity investee	—	—	99	14
Net loss	(327,971)	(642,374)	(186,406)	(27,144)
Net loss attributable to MOGU Inc.,	(327,971)	(642,374)	(186,406)	(27,144)
Net Loss	(327,971)	(642,374)	(186,406)	(27,144)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	(72,993)	(17,400)	14,264	2,077
Share of other comprehensive (loss)/income of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	9,726	(10,729)	(1,761)	(256)
Unrealized securities holding gains/(losses), net of tax	(41,384)	—	877	127
Total other comprehensive income/(loss)	(104,651)	(28,129)	13,380	1,948
Total comprehensive loss	(432,622)	(670,503)	(173,026)	(25,196)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(f)
Net cash provided by/(used in) operating activities	3,322	(1,642)	(1,712)	(249)
Net cash provided by investing activities	37,446	13,608	13,364	1,946
Net cash used in financing activities	(119,249)	(9,689)	(1,333)	(194)
Net (decrease)/increase in cash and cash equivalents	(78,481)	2,277	10,319	1,503
Cash and cash equivalents at beginning of year	80,553	2,072	4,349	633
Cash and cash equivalents at end of year	2,072	4,349	14,668	2,136

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