Form 20-F
period 2024-03-31
MOGU Inc.
filed 2024-07-19
CIK 1743971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024.

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

Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Qi Feng, Financial Controller

Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,161,569,300 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2024.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“China” or the “PRC” are to the People’s Republic of China;
•
“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;
•
“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;
•
“established LVB host” are to LVB host above a certain level of fan following and product sales in our LVB host incubation system;
•
“Group” are to the Company and its subsidiaries, and the VIEs and their subsidiaries;
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
•
“Hangzhou Juangua” are to Hangzhou Juangua Network Co., Ltd.;
•
“Hangzhou Shiqu” are to Hangzhou Shiqu Information and Technology Co., Ltd.;
•
“Hong Kong,” “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
•
“LVB” are to live video broadcast;
•
“MOGU,” the “Company,” “we,” “us,” “our company” and “our” are to MOGU Inc., our Cayman Islands holding company and its subsidiaries;
•
“Meilishuo Beijing” are to Meilishuo (Beijing) Network Technology Co., Ltd.;
•
“PRC subsidiaries” are to our subsidiaries incorporated in mainland China;
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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2203 to US$1.0000, the exchange rate in effect as of March 29, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to the fiscal years of 2022, 2023 and 2024 are to the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

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

Entities affiliated with Qi Chen(1)
Entities affiliated with Tencent(2)
Entities affiliated with Hillhouse(3)
Trustbridge Partners IV, L.P. (4)
Bertelsmann China Holding GmbH (5)
Entities affiliated with Yibo Wei (6)
Others (7)
23.6%
18.7%
10.3%
8.4%
8.1%
7.2%
23.7%
MOGU Inc. (Cayman Islands)
MOGU Group Limited (Hong Kong)
Outside PRC
Inside PRC
Hangzhou Shiqu Information and Technology Co., Ltd.
Meilishuo(Beijing) Network Technology Co., Ltd.
Hangzhou Juangua Network Co., Ltd.
Beijing Meilishikong Network and Technology Co., Ltd.
58.67%
23.62%
17.71%
Qi Chen
Yibo Wei
Xuqiang Yue
53.44%
26.72%
19.84%
Qi Chen
Yibo Wei
Xuqiang Yue
Equity Interest
Contractual aggrements (For details, see "-- Contractual Arrangements with the VIEs and Their Respective Shareholders."

Notes:

(1)
Represents (i) 220,151,966 Class B ordinary shares and 58.7% voting rights held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares and 22.1% voting rights held by Elevenhalf MG Holding Limited, a BVI business company, (iii) 896,168 ADSs (representing 268,850,400 Class A ordinary shares) and 2.4% voting rights acquired from the open market and independent third parties through arm's length negotiation from September 7, 2022 to January 9, 2024 held by Mr. Qi Chen, and (iv) 10,672,523 Class A ordinary shares, representing 0.1% voting right acquired from an independent third party through arm’s-length negotiation. Eleven half MG International Limited and Eleven half MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Eleven half MG International Limited and Eleven half MG Holding Limited in our company. The registered address of Eleven half MG International Limited and Eleven half MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)
Represents (i) 444,886,602 Class A ordinary shares and 4.0% voting rights held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, (ii) 15,151,714 Class A ordinary shares and 0.1% voting rights held by Huang River Investment Limited, and (iii) 102,950 Class A ordinary shares and 0.0% voting rights held by Tencent Mobility Limited. Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited are subsidiaries controlled by Tencent Holdings Limited. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited. The registered address of each of Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(3)
Represents (i) 123,666,000 Class A ordinary shares and 1.1% voting rights held by HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), and (ii) 130,587,005 Class A ordinary shares and 1.2% voting rights held by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company (“HIM”). HHLR acts as the sole investment manager of each of HHLR Fund, L.P. (“HHLR Fund”) and YHG Investment, L.P. (“YHG”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HIM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Hillhouse MGJ Holdings Limited ("MGJ") is wholly owned by Fund II. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of MGJ. HHLR and HIM are under common control and share certain policies, personnel and resources. The registered address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
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
(6)
Represents (i) 107,643,285 Class A ordinary shares and 1.0% voting rights held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) and 0.2% voting rights acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei, and (iii) 140,487 ADSs (representing 42,146,100 Class A ordinary shares) and 0.4% voting rights acquired from an independent third party through arm’s-length negotiation on January 9, 2024. Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust (the “Trust”). Mr. Wei is the settlor of the Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of the Trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in the Issuer. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(7)
Represents aggregate 582,820,512 Class A ordinary shares and 5.1% voting rights held by shareholders each of which beneficially own less than 5% of our total outstanding shares.

We are a company incorporated in the Cayman Islands. We are not a Chinese operating Company but a Cayman Islands holding company with no equity ownership in the VIEs. Our Hong Kong subsidiary is not an operating company but a holding company. We conduct our operations in mainland China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Hangzhou Shiqu is our PRC subsidiary and a foreign-invested enterprise under PRC laws. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with PRC laws and regulations, we conduct certain business in mainland China through Hangzhou Juangua and Beijing Meilishikong, the VIEs in the PRC which we collectively refer to as the VIEs in this annual report, based on a series of contractual arrangements by and among Hangzhou Shiqu and the VIEs. The contractual arrangements including shareholder voting proxy agreements, equity interest pledge agreements and loan agreements that have been entered into by and among our subsidiaries and the VIEs, enable us to have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and realize substantially all of the economic risks and the economic benefits of the business operations of the VIEs, and therefore providing us with a controlling financial interest in each entity and allowing us to consolidate the VIEs under U.S. GAAP (ASC 810) as the primary beneficiary of the VIEs for accounting purposes. The VIEs are used to provide investors with exposure to foreign investments in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Investors may never hold equity interests in the Chinese operating companies.

As a result of the direct ownership in Hangzhou Shiqu and its contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs for accounting purposes, and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Revenue contributed by the VIEs accounted for 30.1%, 37.8% and 33.5% of our total revenues for the fiscal years of 2022, 2023 and 2024, respectively. However, neither MOGU Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIEs contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law.

However, such contractual arrangements are subject to significant risks. See “Item 4C. Information on the Company – Organizational Structure – Contractual Arrangements with the VIEs and Their Respective Shareholders.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” The contractual arrangements may not be as effective as direct ownership of these China-based operating entities, and we may incur substantial costs to enforce the terms of the arrangements. If we had direct ownership of the VIEs in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts. In addition, the shareholders of the VIEs may have potential conflicts of interest with us. The shareholders of the VIEs include Mr. Qi Chen, who is the chairman of our board of directors, and Messrs.Yibo Wei and Xuqiang Yue, who are also our shareholders. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company. We also cannot assure you that these conflicts will be resolved in our favor and we may need to rely on expensive and time-consuming legal proceedings to resolve the conflicts, which may materially and adversely affect our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control.” and “— The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

Our business operations and financial results are also affected by the risks and uncertainties arising from the interpretation and enforcement of PRC laws, rules and regulations, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Related to Doing Business in China— The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.”

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

However, our PRC legal counsel, has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.”

Our Operations are subject to PRC Laws and Regulations

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB, on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

Laws and regulations in China are quickly evolving, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3D. Key Information—Risk Factors— Risks Related to Doing Business in China — Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our result of business and financial operations and the value of our ADSs.” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

In terms of data security regulation, a series of laws and regulations have been published by the PRC government in the past year. In June 2021, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Data Security Law, which took effect on September 1, 2021. In December 2021, the Cyberspace Administration of China (the “CAC”), together with other authorities, jointly promulgated the Measures of Cybersecurity Review, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. According to the Measures of Cybersecurity Review, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. The operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, also shall conduct such review. As of the date of this annual report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing an initial public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions or approvals by the CAC. Based on the above-mentioned and other effective PRC laws and regulations as of the date of this annual report, as advised by King & Wood Mallesons, our PRC legal counsel, none of us, the VIEs or its subsidiaries is required to conduct a cybersecurity review. However, the laws and regulations in the area of data security are new and quickly evolving and the PRC government may interpret the above laws and regulations differently or issue new regulations in the future. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and be required to undergo cybersecurity reviews in the future.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 on December 29, 2022. Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter market in the United States. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a “Commission-Identified Issuer” for three consecutive years. On December 16, 2021, the PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms headquartered in mainland China that the PCAOB is unable to inspect and investigate completely. On August 22, 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our Form 20-F for the fiscal year ended March 31, 2022 with the SEC on July 15, 2022.

In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which represents the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, there remain uncertainties in the enforcement of the Statement of Protocol. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous PCAOB determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As such, we were not identified as a “Commission-Identified Issuer” under the HFCAA for the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2023 and we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended March 31, 2024.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities and the uncertainties surrounding China-U.S. relations.

On December 29, 2022, the Consolidated Appropriations Act, 2023 became effective, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As a result of the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years because of a position taken by authorities in a foreign jurisdiction, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firms headquartered in one of these jurisdictions to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Our auditor is an independent registered public accounting firm headquartered in mainland China that issues the consolidated financial statements incorporated by reference in this annual report, is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, we cannot assure you whether NYSE or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our ADSs could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA.

The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3D. Key Information—Risk Factors— The PCAOB had historically in years prior to 2023 been unable to inspect registered public accounting firms located in mainland China (including our auditor). The inability of the PCAOB to conduct inspections over these firms, including our auditor, in the past had deprived our investors with the benefits of such inspections.” and “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms located in mainland China for two consecutive years in the future, our ADSs will be prohibited from trading in the United States under the HFCAA in the future. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, nor our company or the VIEs has been involved in any investigations or review initiated by any PRC regulatory authority, or has any of them received any inquiry, notice or sanction for our operations or our issuance of securities to investors. Nevertheless, the SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require us, our subsidiaries, the VIEs or their subsidiaries to obtain permissions from PRC regulatory authorities to approve the VIEs operations.

On August 8, 2006, six PRC regulatory agencies jointly adopted The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the regulations, an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approvals of the China Securities Regulatory Commission of the PRC (the “CSRC”) prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Under the PRC laws and regulations in effect at the time of this annual report, as advised by King & Wood Mallesons, our PRC legal counsel, we will not be required to submit an application to the CSRC for its permissions or approvals of offering and the listing and trading of our securities to foreign investors under the M&A Rules. However, the interpretation and application of the regulations remain unclear, and the above opinions of King & Wood Mallesons, our PRC counsel are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion in the future.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On April 4, 2020, the CAC held a press conference and limited the above Operators to telecommunications, finance, national defense and other industries related to national security, which is not the industry we are engaged in. Moreover, as of the date of this annual report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions of approvals by the CAC. However, it remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. See “Item 3D. Key Information—Risk Factors—Our business generates and processes a large amount of data, and we are required to comply with PRC and international laws relating to data privacy and cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, effective on March 31, 2023. Pursuant to the Filing Measures, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates an offering or listing of its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents. Based on the above-mentioned laws and regulations, as of the date of this annual report, as advised by King & Wood Mallesons, our PRC legal counsel, we are an existing enterprise defined by the Filing Measures. An existing enterprise is not required to file with the CSRC immediately, and the filing shall be made as required if we involve refinancing and other filing matters in the future. However, the interpretation and application of the regulations remain unclear and the relevant regulations are quickly evolving. We cannot assure you that CSRC, would reach the same conclusion in the future. See “Item 3D. Key Information—Risk Factors—The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

Based on the above-mentioned and other effective PRC laws and regulations as of the date of this annual report, as advised by King &Wood Mallesons, our PRC legal counsel, except for necessary company business license, Telecommunications Business License, Radio and Television Program Production License, Audio-Visual License, Food Business License and Permit or License for Online Sales of medicinal products, publications and other related commodities, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, we and the VIEs do not have to obtain any permissions or approvals from the PRC government authorities for our business operations in mainland China or for securities offerings to foreign investors. Also, as advised by our PRC legal counsel, as an existing enterprise (the domestic companies that have already been listed overseas before the effective date of the Filling Measures) defined under the Filing Measures, none of us or the VIEs is required to file with the CSRC immediately. However, according to the Filling Measures, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future. Furthermore, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain such permissions or approvals in the future. We cannot predict, if required, whether or for how long we will be able to complete such filings or obtain such approvals. And the failure to complete such filing or the failure to obtain or delay in obtaining such permissions or approvals would subject us to restrictions and penalties imposed by the CSRC, CAC or any other PRC regulatory authorities, and our ability to offer securities to foreign investors could be significantly limited or completely hindered and the ADSs currently being offered may substantially decline in value and be worthless.

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

Condensed Consolidated Statements of Operations

	For the Year Ended March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	474	119,253	40,617	—	160,344
Inter-company revenues(1)	—	—	10,954	13,145	(24,099)	—
Third-party costs and expenses(2)	(2,362)	(7,428)	(150,083)	(92,427)	—	(252,300)
Inter-company costs and expenses(1)	—	—	(13,145)	(10,954)	24,099	—
Third-party other operating income/(expenses)	3,892	(2,842)	8,855	2,879	—	12,784
Inter-company other operating (expenses)/income(3)	—	—	(5,500)	5,500	—	—
Share of loss from subsidiaries and VIEs(4)	(60,288)	(51,806)	(25,894)	—	137,988	—
(Expense)/income from non-operations	(527)	1,422	3,748	5,952	—	10,595
Loss before income tax expense	(59,285)	(60,180)	(51,812)	(35,288)	137,988	(68,577)
Income tax (expense)/benefit	—	(108)	6	1,720	—	1,618
Net loss	(59,285)	(60,288)	(51,806)	(33,568)	137,988	(66,959)
Net loss attributable to non-controlling interests	—	—	—	(7,674)	—	(7,674)
Net loss attributable to ordinary shareholders	(59,285)	(60,288)	(51,806)	(25,894)	137,988	(59,285)

	For the Year Ended March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	293	170,811	60,972	—	232,076
Inter-company revenues(1)	—	—	13,546	26,785	(40,331)	—
Third-party costs and expenses(2)	(53,206)	(8,717)	(175,669)	(189,199)	—	(426,791)
Inter-company costs and expenses(1)	—	—	(26,786)	(13,545)	40,331	—
Third-party other operating income/(expenses)	8,351	(15,619)	9,613	4,922	—	7,267
Inter-company other operating (expenses)/income(3)	(86,381)	89,731	(21,000)	17,650	—	—
Share of loss from subsidiaries and VIEs(4)	(38,453)	(106,161)	(73,784)	—	218,398	—
(Expense)/income from non-operations	(16,717)	2,114	3,788	9,874	—	(941)
Loss before income tax expense	(186,406)	(38,359)	(99,481)	(82,541)	218,398	(188,389)
Income tax (expense)/benefit	—	(94)	(6,680)	8,757	—	1,983
Net loss	(186,406)	(38,453)	(106,161)	(73,784)	218,398	(186,406)
Net loss attributable to non-controlling interests	—	—	—	(8,422)	—	(8,422)
Net loss attributable to ordinary shareholders	(186,406)	(38,453)	(106,161)	(65,362)	218,398	(177,984)

	For the Year Ended March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	3,006	264,670	69,793	—	337,469
Inter-company revenues(1)	—	—	15,779	31,816	(47,595)	—
Third-party costs and expenses(2)	(307,017)	(201,737)	(336,666)	(187,958)	—	(1,033,378)
Inter-company costs and expenses(1)	—	—	(31,816)	(15,779)	47,595	—
Third-party other operating income	1,008	6,620	15,384	2,415	—	25,427
Inter-company other operating income/(expenses)(3)	—	236,825	(39,127)	(197,698)	—	—
Share of loss from subsidiaries and VIEs(4)	(334,730)	(376,973)	(269,972)	—	981,675	—
(Expense)/income from non-operations	(1,635)	(2,294)	4,775	12,750	—	13,596
Loss before income tax expense	(642,374)	(334,553)	(376,973)	(284,661)	981,675	(656,886)
Income tax (expense)/benefit	—	(177)	—	14,689	—	14,512
Net loss	(642,374)	(334,730)	(376,973)	(269,972)	981,675	(642,374)
Net loss attributable to non-controlling interests	—	—	—	(2,574)	—	(2,574)
Net loss attributable to ordinary shareholders	(642,374)	(334,730)	(376,973)	(267,398)	981,675	(639,800)

(1)
It represents the elimination of the intercompany service charge and other operating activities at the consolidation level. For the years ended March 31, 2022, 2023 and 2024, the service fees of variable interest entities charged by the related primary beneficiaries were RMB10.6 million, RMB8.4 million and RMB5.8 million, respectively.
(2)
It includes the amortization of intangible assets and impairment of goodwill and intangible assets of RMB563.5 million, RMB144.7 million and RMB11.8 million for the years ended March 31, 2022, 2023 and 2024.
(3)
It represents the elimination of the write-off certain intercompany balances relating to other subsidiaries, primary beneficiaries of variable interest entities and variable interest entities.
(4)
It represents the elimination of the investment among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.

Condensed Consolidated Balance Sheets

	As of March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	1,875	117,272	70,601	169,039	—	358,787
Restricted cash	—	—	—	511	—	511
Short-term investments	—	9,377	—	51,935	—	61,312
Inventories, net	—	—	12	86	—	98
Loan receivables, net	—	—	—	31,564	—	31,564
Prepayments and other current assets	50	818	10,482	43,606	—	54,956
Amounts due from related party	—	—	—	587	—	587
Amounts due from intercompany (6)	1,091,375	70,089	1,516,370	70,620	(2,748,454)	—
Property and equipment, net	—	50	35,921	263,770	—	299,741
Intangible assets, net	—	220	553	176	—	949
Right-of-use assets	—	—	2,576	—	—	2,576
Goodwill	—	—	—	—	—	—
Investments	35,086	—	—	46,722	—	81,808
Other non-current assets	—	—	13,473	32,000	—	45,473
Investment in subsidiaries and VIEs (5)	—	503,567	—	—	(503,567)	—
Total assets	1,128,386	701,393	1,649,988	710,616	(3,252,021)	938,362
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	—	—	—	—	—	—
Accounts payable	—	208	6,262	392	—	6,862
Salaries and welfare payable	—	125	5,232	1,579	—	6,936
Advances from customers	—	—	151	56	—	207
Taxes payable	—	—	236	1,049	—	1,285
Amounts due to related parties	—	—	3,943	1,398	—	5,341
Current portion of lease liabilities	—	—	1,888	—	—	1,888
Accruals and other current liabilities	879	41,753	10,527	246,158	—	299,317
Amounts due to intercompany (6)	104,015	1,093,107	47,575	1,503,757	(2,748,454)	—
Share of investment in subsidiaries and VIEs (5)	433,800	—	1,069,834	—	(1,503,634)	—
Non-current lease liabilities	—	—	773	—	—	773
Deferred tax liabilities	1,299	—	—	—	—	1,299
Other non-current liabilities	—	—	—	—	—	—
Total liabilities	539,993	1,135,193	1,146,421	1,754,389	(4,252,088)	323,908
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’equity/(deficit) (5)	588,393	(433,800)	503,567	(1,069,834)	1,000,067	588,393
Non-controlling interests	—	—	—	26,061	—	26,061
Total shareholders’ equity/(deficit) (5)	588,393	(433,800)	503,567	(1,043,773)	1,000,067	614,454
Total liabilities and shareholders’ equity/(deficit)	1,128,386	701,393	1,649,988	710,616	(3,252,021)	938,362

	As of March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	14,668	121,806	20,694	259,033	—	416,201
Restricted cash	—	—	—	810	—	810
Short-term investments	—	252	120,000	25,584	—	145,836
Inventories, net	—	—	13	131	—	144
Loan receivables, net	—	—	—	32,229	—	32,229
Prepayments and other current assets	47	153	14,309	54,617	—	69,126
Amounts due from related party	618	—	28	614	—	1,260
Amounts due from intercompany (6)	1,050,048	70,088	1,525,363	105,334	(2,750,833)	—
Property and equipment, net	—	116	2,875	191,598	—	194,589
Intangible assets, net	—	—	621	11,933	—	12,554
Right-of-use assets	—	25	4,766	650	—	5,441
Goodwill	—	—	—	—	—	—
Investments	30,849	—	—	38,469	—	69,318
Other non-current assets	—	—	30,590	33,050	—	63,640
Investment in subsidiaries and VIEs (5)	—	549,953	—	—	(549,953)	—
Total assets	1,096,230	742,393	1,719,259	754,052	(3,300,786)	1,011,148
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	—	—	—	—	—	—
Accounts payable	—	241	7,390	548	—	8,179
Salaries and welfare payable	—	125	8,027	5,398	—	13,550
Advances from customers	—	—	177	68	—	245
Taxes payable	526	—	7,354	3,246	—	11,126
Amounts due to related parties	—	—	2,801	1,395	—	4,196
Current portion of lease liabilities	—	—	2,347	307	—	2,654
Accruals and other current liabilities	2,429	40,612	13,317	239,359	—	295,717
Amounts due to intercompany (6)	104,015	1,051,699	82,369	1,512,750	(2,750,833)	—
Share of investment in subsidiaries and VIEs (5)	350,284	—	1,044,771	—	(1,395,055)	—
Non-current lease liabilities	—	—	753	—	—	753
Deferred tax liabilities	1,614	—	—	1,755	—	3,369
Other non-current liabilities	—	—	—	—	—	—
Total liabilities	458,868	1,092,677	1,169,306	1,764,826	(4,145,888)	339,789
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’equity/(deficit) (5)	637,362	(350,284)	549,953	(1,044,771)	845,102	637,362
Non-controlling interests	—	—	—	33,997	—	33,997
Total shareholders’ equity/(deficit) (5)	637,362	(350,284)	549,953	(1,010,774)	845,102	671,359
Total liabilities and shareholders’ equity/(deficit)	1,096,230	742,393	1,719,259	754,052	(3,300,786)	1,011,148

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

Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	7,625	(7,625)	—	—
Inter-company (payments)/receipts for other operating activities (8)	(7,384)	7,465	(41,117)	41,036	—	—
Operating activities with external parties	(3,193)	(3,856)	(17,776)	(15,636)	—	(40,461)
Net cash (used in)/provided by operating activities	(10,577)	3,609	(51,268)	17,775	—	(40,461)
Other investing activities	(2,216)	(10,657)	101,175	(108,068)	—	(19,766)
Net cash (used in)/provided by investing activities	(2,216)	(10,657)	101,175	(108,068)	—	(19,766)
Net cash (used in)/provided by financing activities	—	—	—	—	—	—

	For the Year Ended March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	4,561	(4,561)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(1,151)	(113,171)	114,322	—	—
Operating activities with external parties	(1,712)	(3,019)	21,251	(26,610)	—	(10,090)
Net cash (used in)/provided by operating activities	(1,712)	(4,170)	(87,359)	83,151	—	(10,090)
Receipt of loans repayment from subsidiaries	19,311	—	—	—	(19,311)	—
Other investing activities	(5,947)	6,477	37,289	(37,211)	—	608
Net cash provided by/(used in) investing activities	13,364	6,477	37,289	(37,211)	(19,311)	608
Repayment of loan from Group companies	—	(19,311)	—	—	19,311	—
Other financing activities	(1,333)	(10,731)	—	—	—	(12,064)
Net cash (used in)/provided by financing activities	(1,333)	(30,042)	—	—	19,311	(12,064)

	For the Year Ended March 31, 2022
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	40,409	(40,409)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(40,042)	(91,008)	131,050	—	—
Operating activities with external parties	(1,642)	(11,210)	(32,492)	(69,065)	—	(114,409)
Net cash (used in)/provided by operating activities	(1,642)	(51,252)	(83,091)	21,576	—	(114,409)
Investment in intercompany (9)	—	(84,194)	—	—	84,194	—
Receipt of loans repayment from subsidiaries	24,543	—	—	—	(24,543)	—
Other investing activities	(10,935)	(11,037)	7,776	28,143	—	13,947
Net cash provided by/(used in) investing activities	13,608	(95,231)	7,776	28,143	59,651	13,947
Capital contribution from Group companies (9)	—	—	84,194	—	(84,194)	—
Repayment of loan from Group companies	—	(24,543)	—	—	24,543	—
Other financing activities	(9,689)	10,139	—	—	—	450
Net cash (used in)/provided by financing activities	(9,689)	(14,404)	84,194	—	(59,651)	450

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

The cash inflows from investing activities of our company were primarily generated from the proceeds we received from our public offerings of ordinary shares and other financing activities. MOGU Inc. transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing operating cash, and the Hong Kong subsidiaries transfer cash to the subsidiaries in mainland China by making capital contributions or providing operating cash to them. Under PRC law, MOGU Inc. may provide funding to our PRC subsidiaries only by loans or payments to the VIEs as inter-group transactions, subject to satisfaction of applicable government registration and approval requirements, due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses. MOGU Inc. and its subsidiaries receive economic benefits from the VIEs through contractual arrangements. See “Item 3. Key Information – Risk Factors – Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table presents the amounts of cash transfers, dividends and distributions between MOGU Inc. (parent company), the VIEs, and other subsidiaries for the years ended March 31, 2022, 2023 and 2024, respectively. See “Item 3. Key Information – Supplemental Financial Information Related to the VIEs.” and “Item 18. Financial Statements.”

	For the Year Ended March 31,
	2022	2023	2024
	(RMB, in thousands)
Cash paid by VIEs to PRC subsidiaries under service agreements(1)	(40,409)	(4,561)	(7,625)
Cash received by VIEs from Hong Kong and PRC subsidiaries for other operating activities(2)	131,050	114,322	41,036
Loans paid to MOGU Inc. from Hong Kong subsidiaries(3)	(24,543)	(19,311)	—
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(4)	84,194	—	—

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
(3)
It represents the “Receipt of loans repayment from subsidiaries” of the MOGU Inc. as in the condensed consolidating schedule of cash flow data.

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

For the years ended March 31, 2022, 2023 and 2024, no dividends or distributions were made to MOGU Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange (the “SAFE”). For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local branches of the SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in mainland China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment (“SAFE Circular 28”). Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and the SAFE or its local branches. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation(1)
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25% (2)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)
For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
(2)
Certain of our subsidiaries qualify for a 15% preferential income tax rate in mainland China. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(3)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

For the years ended March 31, 2022, 2023 and 2024, no assets other than cash were transferred within our organization. In addition, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

A.
Reserved

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face. The operational risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative region of Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong, which operates under different sets of laws from mainland China. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.” in this annual report.

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
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 51.
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

Risks Related to Doing Business in China

•
The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 51.

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
•
Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 51.
•
Rules and regulations, including those governing the internet industry, in China are relatively new and quickly evolving. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.”
•
The PCAOB had historically in years prior to 2023 been unable to inspect registered public accounting firms located in mainland China (including our auditor) and Hong Kong. The inability of the PCAOB to conduct inspections over these firms, including our auditor, in the past had deprived our investors with the benefits of such inspections.
•
If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong for two consecutive years in the future, our ADSs will be prohibited from trading in the United States under the HFCAA in the future. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.

Risks Related to the ADSs

•
We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold equity interest in our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control.” on page 45.
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

To achieve revenue growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost-effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully. We recorded net losses of RMB642.4 million, RMB186.4 million and RMB67.0 million (US$9.3 million) for the years ended March 31, 2022, 2023 and 2024, respectively.

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

Our revenues decreased by 30.0% from RMB482.4 million in the year ended March 31, 2021 to RMB337.5 million in the year ended March 31, 2022, decreased by 31.2% from RMB337.5 million in the year ended March 31, 2022 to RMB232.1 million and decreased by 30.9% from RMB232.1 million in the year ended March 31, 2023 to RMB160.3 million (US$22.2 million) in the year ended March 31, 2024. We incurred net losses of RMB642.4 million, RMB186.4 million and RMB67.0 million (US$9.3 million) in the years ended March 31, 2022, 2023 and 2024, respectively. Our KOL-driven, LVB-focused business model has negatively affected our ability to achieve growth and profitability in the last two years, and we may not be able to generate enough revenue to achieve growth or profitability for the foreseeable future. There can be no assurance that we will be able to achieve either revenue growth or profitability under our current business model.

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

In the years ended March 31, 2022, 2023 and 2024, our top-10 KOLs contributed 57.3%, 75.7% and 80.4% of our total GMV, respectively. The popularity of our KOLs is a significant driver of our growth in active buyers through LVB, which in turn drives our GMV and revenue. KOLs with more fans are able to reach a wider audience when they promote or sell products on their LVB, and they also tend to attract more merchants to our platform for partnership opportunities. As of March 31, 2022, 2023 and 2024, our top-10 KOLs had 20.8%, 29.0% and 31.0% of the total number of fans of all of our KOLs, respectively.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platform. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB148.4 million,RMB67.7 million and RMB67.4 million (US$9.3 million) in sales and marketing expenses in the fiscal years ended March 31, 2022, 2023 and 2024, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our margin.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly affect our business, financial condition and results of operations.

In recent years, there have been outbreaks of epidemics in China and globally. Our results of operations could be adversely and materially affected to the extent certain epidemic, such as COVID-19, H1N1 flu, H7N9 flu, Severe Acute Respiratory Syndrome or SARS, Zika virus, Ebola virus, avian flu or other infectious disease, harm the Chinese and global economies in general and the development of the Chinese e-commerce industry in particular.

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

As the e-commerce industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in August 2018, the SCNPC promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law provides that e-commerce operators must obtain administrative licenses if the business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on E-commerce.” for further details. On March 15, 2021, the State Administration for Market Regulation (the “SAMR”) promulgated a revised vision of the Online Trading Measures, which became effective on May 1, 2021. The revision makes further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. However, it remains uncertain as to how the E-Commerce Law will be further interpreted and implemented. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. We changed the website from mogujie.com to mogu.com. We have updated the related licenses and approvals pursuant to the relevant laws and regulations and may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Advised by King & Wood Mallesons, our PRC legal counsel, we do not believe that our provision of sales promotion activities through live video broadcasts will be viewed as provision of internet audio-visual programs to the public which would require a license for providing internet audio-visual program services. We cannot assure you that the relevant PRC government authorities would agree with our conclusions. Also, we believe the provision of sales promotion activities through live video broadcasts has been a relatively minor portion of our business and is likely to be further reduced. However, if we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

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

Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with various standards and applications. These various standards in enforcing data privacy and protection laws may create difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. We expect that these areas will receive greater attention and focus from regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Although we collect personal information and data only with users’ prior consent and have adopted measures to protect the data security and minimize the risk of data loss, we cannot assure you that the measures we have taken are always sufficient and effective. In the past, we received notices from regulator authorities that identified certain compliance defects in our data privacy and protections practices, requiring us to rectify our data privacy measures but without imposing any penalty on us. We have adopted several remedial measures in response to such notices and submitted our rectification reports to the relevant governmental authorities, but we cannot guarantee that such remedial measures will not invite any further scrutiny from the relevant regulatory authorities. If we are unable to manage these risks, we could have our mobile apps be blocked or suspended and/or become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

On February 24, 2023, the CSRC issued the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect from March 31, 2023 onwards. According to the Confidentiality Provisions, a domestic enterprise that, either directly or through its overseas listed entities, publicly discloses or provides to relevant securities companies, securities service institutions, overseas regulators, and other entities and individuals, any documents and materials that involve state secrets or work secrets of state organs, shall obtain approval from the competent department with the power of examination and approval according to the law, and report to the administrative department of confidentiality at the same level for recordation. And when the overseas securities regulators or competent authorities conduct inspections or investigations relating to the overseas issuance and listing of domestic enterprises, they shall do so in accordance with the provisions of PRC laws and regulations.

In March 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which required security assessments for the following types of cross-border data transfers: (i) for critical information infrastructure operators, the outbound transfer of personal information or important data, and (ii) for data processors that are not critical information infrastructure operators, the outbound transfer of important data or the cumulative outbound transfer within one calendar year of the personal information of over one million people or the sensitive personal information of over 10,000 people. These provisions also stipulated that, when data processors that are not critical information infrastructure operators engage in the cumulative outbound transfer within one calendar year of the personal information of over 10,000 people but less than one million people or the sensitive personal information of less than 10,000 people, the data processors must enter into a standard contract for cross-border transfer of personal information with the data recipient or obtain a certification for the protection of personal information. Furthermore, these provisions clarified that data processors do not need to treat any data as “important data” the outbound transfer of which requires security assessments, if government authorities have not declared or notified them that the data are “important data”.

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

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. On February 28, 2024, the Biden administration issued an executive order titled “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern.” This executive order aims to prohibit and restrict the transfer of substantial quantities of personal data belonging to U.S. individuals, as well as certain data pertaining to the U.S. government, to countries of concern, including China. The types of personal data of U.S. citizens that fall under the purview of this executive order encompass, but are not limited to, biometric identifiers, human genomic information, and confidential health and financial records, subject to bulk collection thresholds that range from one hundred to one million. Our data practices may be deemed inconsistent with new laws or regulations concerning data protection and transfer, or the interpretation and application of existing laws or regulations concerning data protection and transfer, which are often uncertain and in flux. The introduction of new products or other actions that we may take may subject us to additional laws, regulations or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. For example, if new laws and regulations promulgated in the future impose restrictions on selling demographically targeted advertising, it could increase our cost and the complexity to provide such services such that we may become less attractive to online advertising customers. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR and the U.S. executive order “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern”) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

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

We record goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in business combinations. Our goodwill accounted for 5.4% and nil of our total assets as of March 31, 2022, and 2023, respectively, as a result of historical business combinations.

In addition, we perform valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired. The intangible assets are expensed or amortized using the straight-line approach over the estimated economic useful lives of the assets. We had impairment of goodwill and intangible assets of RMB235.4 million, RMB84.7 million and RMB9.9 million (US$1.4 million) for the years ended March 31, 2022, 2023 and 2024, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and intangible assets in the future or that such impairments will not be material. As of March 31, 2022, 2023 and 2024, the market capitalization of our company was lower than the carrying value of net assets of our company. In addition, weaker-than-expected operating results and cash flows performance in the future or other relevant factors could be considered triggers which would require an intangible assets impairment assessment, and additional impairment charges could result and be recognized in future periods. Any significant impairment losses charged against our intangible assets could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services. For example, on February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisements which took effective on May 1, 2023. The Measures for the Administration of Internet Advertisements stipulates the responsibility of the advertiser, for example, the promotion of commodities or services in the form of paid listings on the Internet must be prominently identified as advertisements, among other heightened obligations. As these measures are enacted into law, our costs of complying with and our potential liability under the relevant laws and regulations would increase, which may have a material adverse effect on our business, financial condition and results of operations.

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

We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of May 31,2024, options to purchase 3,861,027 ordinary shares as well as 40,047,375 restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of operations and comprehensive loss in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2024 due to the material weaknesses identified. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” In addition, we ceased to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, since March 31, 2024. If our public float exceeds US$75 million, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During our initial public offering in 2018, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. This material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. To remedy this identified material weakness, we have implemented and plan to implement a number of measures to address it. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience. However, such measures have not been fully implemented and we concluded that this material weakness in our internal control over financial reporting has not been remediated as of March 31, 2024. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

Further, during the year ended March 31, 2024, we and our independent registered public accounting firm identified another material weakness, which relates to our lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems. This material weakness did not result in any identified material misstatements to our financial statements, but resulted in a revision of our previously issued financial statements. To remedy this material weakness, we plan to enhance our processes and controls to prevent and timely detect the future occurrence of similar misstatements. Our plans include (i) enhancing the design of the reconciliation of significant accounts and transactions between our accounting system and our operation systems by implementing controls to identify and investigate manual adjustments to operation systems as part of the reconciliation, and (ii) enhancing training of our finance personnel who is responsible for the reconciliations. While we intend to fully address this material weakness in our internal control over financial reporting, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we intend to fully address this material weakness in our internal control over financial reporting, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

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

Foreign ownership of telecommunication businesses and certain other businesses, such as provision of internet video and online games, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company incorporated in the Cayman Islands. Hangzhou Shiqu is our PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. To comply with PRC laws and regulations, we conduct our business in mainland China mainly through Hangzhou Juangua and Beijing Meilishikong and their respective subsidiaries, the VIEs based on a series of contractual arrangements entered by and among Hangzhou Shiqu, the VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we hold a controlling financial interest in the VIEs and consolidate their financial results in our financial statements under U.S. GAAP.

In the opinion of King & Wood Mallesons, our PRC legal counsel, (i) the ownership structure of Hangzhou Shiqu and the VIEs in mainland China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Shiqu, the VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs in mainland China that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs, we would not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP. In addition, our results of operations may be materially and adversely affected, and the value of our ADSs might significantly decline or become worthless.

We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to operate our business in mainland China. These contractual arrangements may not be as effective as direct ownership in providing us with control (a controlling financial interest, as defined under ASC 810) over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to operate our business and realize economic benefits. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the interpretation and enforcement of PRC laws, rules and regulations. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations could limit our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to hold a controlling financial interest in the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.”

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

We have relied on contractual arrangements with Hangzhou Juangua and Beijing Meilishikong and its shareholders to conduct a portion of operations in mainland China. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. As a result, these uncertainties could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to receive economic benefits from the VIE, and our ability to conduct our business may be negatively affected. See “Risks Related to Doing Business in China— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.”

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested relating to the regulating of VIE corporate structures. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, which became effective on January 1, 2020. Pursuant to the Implementation Regulations, in the event of any discrepancy between the Foreign Investment law and the Implementation Regulations and relevant requirements for foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations on the Foreign Investment Law does not stipulate whether contractual arrangements should be deemed as a form of foreign investment. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or the VIEs, revoking the business licenses or operating licenses of our PRC subsidiaries or the VIEs, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in mainland China, and taking other regulatory or enforcement actions that could be harmful to our business. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations. If any of these occurrences results in our inability to direct the activities of any of the VIEs and/or our failure to receive economic benefits from any of them, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

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

During the fiscal years ended March 31, 2022, 2023 and 2024 and through the date of this annual report, neither the Company nor any of its subsidiaries has paid dividends or made distributions to U.S. investors. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

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

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over our business operations. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. For example, on July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 27, 2021,the NDRC and the MOFCOM, jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Although as advised by our PRC legal advisor, King & Wood Mallesons, we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded. The PRC government may also require us to obtain new permits or approvals to continue our operations or further offer our securities to investors. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business.

The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations is still evolving, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

While the Chinese economy has experienced significant growth over the past decades, the rate of growth has been slowing since 2012. According to the National Bureau of Statistics of China, China’s real GDP growth rate was approximately 8.1%, 3.0% and 5.2% in 2021, 2022 and 2023, respectively. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position. Any disruptions or continuing or worsening slowdown could significantly reduce domestic commerce activities in China, which could lead to significant reduction in demand for and spending on the products and services we offer. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

In addition, because we hold a significant amount of cash and cash equivalents and short-term investments, if financial institutions and issuers of financial instruments that we hold become insolvent or if the market for these financial instruments become illiquid as a result of a severe economic downturn, our business and financial condition could be materially and adversely affected.

Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.

We conduct our operations in mainland China through our PRC subsidiaries and the VIEs with which we have maintained contractual arrangements. Our operations in mainland China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. The interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our business arrangements in certain circumstances, will be determined on an ad hoc basis depending on the facts and circumstances. The laws and regulations are sometimes vague and the government authorities have a certain degree of discretion within their scope of authority to interpret and enforce such laws and regulations, and we may not accurately predict the results of their official interpretation and enforcement; these laws and regulations are subject to change in the future and there may be limited advance notice of such changes before they become effective or we may not have the opportunity to address such newly promulgated regulatory requirements in a timely manner. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our ability to enforce the contractual agreements between us and the VIE’s shareholders may be subject to PRC laws and regulations.”

Since late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China is still in the process of perfecting its legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis, and some of which may have a retroactive effect. In view of the fact that we may be unable to be aware of or foresee some regulations, policies, and internal rules, along with their possible occasional adjustments, we may not become aware of our violation of these policies and rules until sometime after the violation has occurred. Any administrative and court proceedings in China or any jurisdiction where we operate our business may result in additional costs and diversion of resources and management attention. However, since administrative and court authorities have the right to exercise conclusive discretion and judgment in interpreting and implementing statutory and contractual terms, depending on the facts and circumstances, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and results of operations.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

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

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

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

We are an offshore holding company conducting our operations in mainland China through our PRC subsidiaries, VIEs and their subsidiaries. We may make loans to our PRC subsidiaries, VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in mainland China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in mainland China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in SAFE Circular 28. Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic companies.

Further, we are prohibited from financing the activities of the VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses. See “Item 3 Key Information – Transfers of Cash within the Group.”

SAFE promulgated Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within mainland China, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in mainland China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in mainland China. On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, or SAFE Circular 28, which, among other things, stipulates that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make domestic equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations. Even though SAFE Circular 28 allows all foreign-invested enterprises (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in mainland China if certain requirements prescribed therein are satisfied, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of mainland China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that MOGU Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such dividends or gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of MOGU Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that MOGU Inc. is treated as a PRC resident enterprise. Any such PRC tax may reduce the returns on your investment in the ADSs.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, including Hong Kong, against us or our management named in the annual report based on foreign laws.

We are a Cayman Islands company and currently conduct substantially all business operations in China through our subsidiaries incorporated in the PRC and the contractual arrangements among our PRC subsidiaries and the VIEs. All or substantially all of our and the VIE’s assets are located in China. In addition, all of our directors and executive officers reside within China and are PRC nationals. We do not have any material operations or assets in Hong Kong. There are also uncertainties regarding the status of the rights of MOGU Inc., our Cayman Islands holding company, with respect to our contractual arrangements with the VIEs, our founders and shareholders. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China, including Hong Kong. In addition, neither China nor Hong Kong has treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China or Hong Kong of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside mainland China or otherwise with respect to foreign entities. Although the local authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in mainland China according to the PRC Securities Law.

The PCAOB had historically in years prior to 2023 been unable to inspect registered public accounting firms located in mainland China (including our auditor) and Hong Kong. The inability of the PCAOB to conduct inspections over these firms, including our auditor, in the past had deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections completely before December 15, 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors located in the jurisdictions that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its previous PCAOB determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong for two consecutive years, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong for two consecutive years in the future, our ADSs will be prohibited from trading in the United States under the HFCAA in the future. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.

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

On August 22, 2022, we were identified by the SEC as a “Commission-Identified Issuer” following the filing of our Form 20-F for the fiscal year ended March 31, 2022 with the SEC on July 15, 2022. On December 15, 2022, the PCAOB issued a report that vacated its previous PCAOB determinations. Accordingly, we are currently not at risk of having our ADSs subject to a trading prohibition under the HFCAA as we do not expect to be identified as a “Commission-Identified Issuer” after we file this annual report on Form 20-F for the fiscal year ended March 31, 2024.

On December 29, 2022, the consolidated Appropriations Act, 2023 became effective, which amended the HFCAA, by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three because of a position taken by authorities in a foreign jurisdiction. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firms headquartered in one of these jurisdictions to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

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

Risks Related to the ADSs

We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold equity interest in our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries.

We are a Cayman Islands holding company conducting our operations primarily through our PRC subsidiaries, the VIEs and their subsidiaries in mainland China; we have no equity ownership in the VIEs and their subsidiaries. Holders of our ordinary shares or the ADSs hold an equity interest in MOGU Inc., our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIEs and their subsidiaries. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless. MOGU Inc., its PRC subsidiaries and VIEs, and investors of MOGU Inc. face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

In November 2021, we received a letter from the New York Stock Exchange notifying us that the Company’s average closing price of its security on the consolidated tap is less than US$1.00 over a consecutive 30 trading-day period and was below compliance criteria. In response to the noncompliance letter and to countervail any short-term adverse effect resulted and rectify the deficiencies in our trading price, we decided to change the ratio of our ADS from one ADS to twenty-five (25) Class A ordinary shares to three hundred (300) Class A ordinary shares, effective on March 28, 2022. However, we cannot assure you that the closing price will not be less than US$1.00 in the future. Further, we cannot guarantee that we will be able to maintain the compliance criteria that require the average market capitalization over a 30 trading-day period of to be at least US$15 million, even though we are currently in compliance with such criteria. If we fail to comply with any compliance criteria for continued listing and we are unable to regain compliance pursuant to the relevant procedures, our ADSs may be delisted or prohibited from trading on NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. In addition, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations.

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

In May 2020, our board of directors authorized a new repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from May 28, 2020 through May 27, 2021. In September 2020, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from September 13, 2020 through September 12, 2021. In August 2021, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from August 27, 2021 through August 26, 2022. In September 2022, our board of directors further authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over the period from September 9, 2022 through August 31, 2023. In May 2024, our board of directors further authorized another repurchase of up to US$8 million of the ADSs or our ordinary shares over the period from May 13, 2024 through May 12, 2025. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” for details of our share repurchase transactions pursuant to these share repurchase programs for the fiscal year ended March 31, 2024. Although our board of directors has authorized share repurchase programs and can authorized additional share repurchase programs in the future, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

As of May 31, 2024, Mr. Qi Chen, our co-founder, the chairman of our board of directors, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 12.3% of our total issued and outstanding share capital and 80.8% of our aggregate voting power as of May 31, 2024. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by shareholders, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

We incurred increased costs as a result of being a public company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Since we are no longer an “emerging growth company” as of the date of this annual report, we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Also, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2024 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

In June 2011, we incorporated MOGU (HK) Limited in Hong Kong. In July 2016, we renamed it Meili Group Limited, or Meili HK. In November 2011, Meili HK established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd., or Hangzhou Shiqu. In the same month, we obtained control over Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, through Hangzhou Shiqu by entering into a series of contractual arrangements with Hangzhou Juangua and its shareholders. Meili Group Limited was renamed to MOGU Group Limited effective on October 18, 2023.

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

On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million), on which we have paid installment payments. The office building has been completed in December of 2022. We began business operations in this office building from October 2023.

On July 26, 2021, we acquired Ruisha Technology by increasing our share of equity interests to 59.6%.

On March 28, 2022, we changed the ratio of our ADS from one ADS represents twenty-five Class A common shares to one ADS represents three hundred Class A common shares.

On January, 2024, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB77.7 million (US$10.8 million), on which we have paid installment payments. The office building has been completed in December of 2022. We expect to begin business operations in this office building from September 2024.

Our principal executive offices are located at Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People’s Republic of China. Our telephone number at this address is +86 571 8530 8201. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

Users access our platform primarily through mobile applications, including our flagship Mogujie mobile app, as well as through our Mini Programs on Weixin. Our highly engaged user base primarily consists of young females between the ages of 25 and 35. In March 2024, on average, an active buyer through LVB on our platform spent over 37 minutes per day watching our live video broadcasts, and 97% of them repurchased within 30 days of their initial purchase. If an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.

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

We have invested in LVB host incubation programs that help us expand our LVB host talent pool and increase the popularity of LVB hosts. We have a bottom-heavy LVB host tier system, where we attract new LVB hosts from all walks of life to stream on our platform, and we discover and cultivate new LVB hosts with potential for building a large fan base and promoting product sales. in the process. We also hold events or competitions, such as the “Duo Hundred” and “Migrating Bird” plans we rolled out in 2019, to discover LVB hosts with good potential in large numbers so that we can focus on incubating them. Leveraging our experience in LVB host incubation, we cultivate and support our LVB hosts in many ways, including user traffic diversion that matches the LVB host’s popularity, continuing guidance on effective viewer interactions during LVB, supply chain support for products sold by the LVB host, user or fan data analytics, branding partnerships with our merchant partners, and otherwise promoting the LVB host in multiple media channels. In our internal system, we define LVB hosts who have achieved a certain level of fan following and product sales as established LVB hosts. Established LVB hosts typically possess loyal fan base, professional sales capability, and proven content creation know-how. The number of established LVB hosts are 240, 165 and 129 as of March 31, 2022, 2023 and 2024.

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

•
Live Video Broadcasts. Live video broadcasts are mostly hosted by our KOLs and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB9.8 billion, RMB5.9 billion and RMB5.1 billion (US$0.7 billion) to our total GMV for the years ended March 31, 2022, 2023 and 2024. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. While watching these live video broadcasts, users can interact with the LVB hosts in real time through embedded instant messaging tools, and conveniently purchase products promoted by the LVB hosts within the same interface.
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

Payment

In addition to accepting user payment directly on our platform, we cooperate with leading third-party online payment service providers in China, including Wechat Pay, Alipay, LianLian Pay and China UnionPay, to enable our buyers to make payments for their purchases easily and efficiently. We are not dependent on any particular provider for online payment services.

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

Intellectual Property

Our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and other intellectual property are critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, KOLs, third-party merchants business customers and others to protect our proprietary rights. As of March 31, 2024, we own 23 registered patent, 1151 registered trademarks in the PRC, copyrights to 239 software programs developed by us relating to various aspects of our operations, and 206 registered domain names, including mogu.com, mogujie.com and meilishuo.com.

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

Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval process. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories both issued by the National Development and Reform Commission and the MOFCOM issued, namely the Encouraged Foreign Investment Catalog (2022 version), as promulgated on October 26, 2022 and took effect on January 1, 2023, and the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which was promulgated on December 27, 2021 and took into effect on January 1, 2022. The 2021 Negative List sets out the industries in which foreign investments are prohibited or restricted, and according to the 2021 Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

CAC Rules

On November 4, 2016, the CAC, promulgated the Provisions on the Administration of Online Live Video Broadcast Services effective as of December 1, 2016. Under these provisions, an online live video broadcast service provider shall (i) establish a live video broadcast content review platform; (ii) conduct authentication registration of internet live video broadcast issuers based on their identity certificates, business licenses and organization code certificates; and (iii) enter into a service agreement with internet live video broadcast services user to specify both parties’ rights and obligations.

On July 12, 2017, the CAC issued a notice requiring that online live video broadcast service providers shall file with local branches of the CAC from July 15, 2017 so as to tighten the scrutiny on the content distributed through the live video broadcast platforms.

Although we do not believe that providing sales promotion activities through live video broadcast shall be recognized as providing internet audio-visual programs related services to the public, and should not require an Audio-Visual License, the relevant PRC government authorities, including the SARFT, may not reach the same conclusion as we do, and we may be required to obtain an Audio-Visual License or any additional licenses or approvals. One of the VIEs, Hangzhou Juangua, has duly completed such record-filing procedures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses, permits and approvals required or applicable to our business under the complex regulatory environment for our businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

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

On December 4, 2023, SAFE issued the Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation, which further promotes the facilitation of cross-border trade and investment.

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

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report:

Notes:

(1)
Represents (i) 220,151,966 Class B ordinary shares and 58.7% voting rights held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares and 22.1% voting rights held by Elevenhalf MG Holding Limited, a BVI business company, (iii) 896,168 ADSs (representing 268,850,400 Class A ordinary shares) and 2.4% voting rights acquired on the open market from September 7, 2022 to January 9, 2024 held by Mr. Qi Chen, and (iv) 10,672,523 Class A ordinary shares, representing 0.1% voting right acquired from an independent third party through arm’s-length negotiation. Eleven half MG International Limited and Eleven half MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Eleven half MG International Limited and Eleven half MG Holding Limited in our company. The registered address of Eleven half MG International Limited and Eleven half MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(2)
Represents (i) 444,886,602 Class A ordinary shares and 4.0% voting rights held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, (ii) 15,151,714 Class A ordinary shares and 0.1% voting rights held by Huang River

Investment Limited, and (iii) 102,950 Class A ordinary shares and 0.0% voting rights held by Tencent Mobility Limited. Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited are subsidiaries controlled by Tencent Holdings Limited. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited. The registered address of each of Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(3)
Represents (i) 123,666,000 Class A ordinary shares and 1.1% voting rights held by HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), and (ii) 130,587,005 Class A ordinary shares and 1.2% voting rights held by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company (“HIM”). HHLR acts as the sole investment manager of each of HHLR Fund, L.P. (“HHLR Fund”) and YHG Investment, L.P. (“YHG”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HIM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Hillhouse MGJ Holdings Limited ("MGJ") is wholly owned by Fund II. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of MGJ. HHLR and HIM are under common control and share certain policies, personnel and resources. The registered address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
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

(6)
Represents (i) 107,643,285 Class A ordinary shares and 1.0% voting rights held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) and 0.2% voting rights acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei, and (iii) 140,487 ADSs (representing 42,146,100 Class A ordinary shares) and 0.4% voting rights acquired from an independent third party through arm’s-length negotiation on January 9, 2024. Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust (the “Trust”). Mr. Wei is the settlor of the Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of the Trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in the Issuer. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(7)
Represents aggregate 582,820,512 Class A ordinary shares and 5.1% voting rights held by shareholders each of which beneficially own less than 5% of our total outstanding shares.

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

However, our PRC legal counsel, has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.”

D.
Property, Plant and Equipment

We are headquartered in Hangzhou, China, and have leased an aggregate of approximately 2.7 thousand square meters of office space in Hangzhou as of March 31, 2024. We had an aggregate of approximately 1.0 thousand square meters of office space in Lishui as of March 31, 2024. We also had an aggregate of approximately 0.1 thousand square meters of office space in Shanghai as of March 31, 2024. We lease our premises under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2024 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Hangzhou, China	2.7	Office	5
Lishui, China	1	Office	1-3
Shanghai, China	0.1	Office	1

On August 8, 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million). The office building has been completed in December, 2022. We began business operations in this office building from October 2023.

On January, 2024, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB77.7 million (US$10.8 million), on which we have paid installment payments. The office building has been completed in December of 2022. We expect to begin business operations in this office building from September 2024.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors.” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years of 2022, 2023 and 2024 are to the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

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

Our GMV associated with LVB was RMB9.8 billion, RMB5.9 billion and RMB5.1 billion for the years ended March 31, 2022, 2023 and 2024, respectively. Our active buyers through LVB were 3.0 million, 1.6 million and 1.3 million for the years ended March 31, 2022, 2023 and 2024, respectively. Our established LVB hosts were 240, 165 and 129 as of March 31, 2022, 2023 and 2024, respectively.

Our total GMV was RMB10.7 billion, RMB6.1 billion and RMB5.2 billion for the years ended March 31, 2022, 2023 and 2024, respectively. Our total revenues were RMB337.5 million, RMB232.1 million and RMB160.3 million (US$22.2 million) for the years ended March 31, 2022, 2023 and 2024, respectively.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Revenues
Commission revenues	226,742	67.2	147,514	63.6	109,742	15,199	68.4
Marketing services revenues	17,888	5.3	4,416	1.8	961	133	0.6
Financing solutions revenues	31,852	9.4	12,947	5.6	10,267	1,422	6.4
Technology service revenues	46,077	13.7	58,867	25.4	33,288	4,610	20.8
Other revenues	14,910	4.4	8,332	3.6	6,086	843	3.8
Total revenues	337,469	100.0	232,076	100.0	160,344	22,207	100.0

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

Other revenues. Our other revenues primarily consist of online direct sales revenues logistic services revenue, promotion services revenue and others.

Costs and expenses

The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(159,601)	15.4	(113,884)	26.7	(91,191)	(12,629)	36.1
Sales and marketing expenses	(148,410)	14.4	(67,709)	15.9	(67,391)	(9,334)	26.7
Research and development expenses	(82,641)	8.0	(37,068)	8.7	(26,724)	(3,701)	10.6
General and administrative expenses	(79,178)	7.7	(63,445)	14.9	(55,148)	(7,638)	21.9
Amortization of intangible assets	(328,154)	31.7	(59,992)	14.1	(1,901)	(263)	0.8
Goodwill and intangible assets impairment	(235,394)	22.8	(84,693)	19.7	(9,945)	(1,377)	3.9
Total costs and expenses	(1,033,378)	100.0	(426,791)	100.0	(252,300)	(34,942)	100.0

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

General and administrative expenses. General and administrative expenses consist of staff costs including share-based compensation expenses, expected credit loss expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Amortization of intangible assets. We incur expenses for the amortization of our intangible assets, which primarily consist of our customer relationship and technology that were acquired in our business combinations with Ruisha Technology in 2021, as well as the amortization of the intangible assets recorded as a result of the business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2024, the net carrying amount of our intangible assets was RMB0.9 million (US$0.1 million).

Impairment of goodwill and intangible assets. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in our business combinations with Meilishuo in 2016 and Ruisha Technology in 2021. For the year ended March 31, 2023, impairment charges relating to goodwill and certain intangible assets totaling RMB84.7 million were recorded. For the year ended March 31, 2024, impairment charges relating to intangible assets of RMB9.9 million (US$1.4 million) were recorded. For further information, see Notes 12 and 14 to our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income, net	25,427	(100.0)	7,267	(100.0)	12,784	1,771	(100.0)

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rates regime. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income in fiscal years of 2022, 2023 and 2024.

PRC

Generally, the PRC subsidiaries, the VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of the VIEs, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and were valid for another three years from 2019 to 2022. The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and is valid for another three years from 2022 to 2024. The HNTE certificate of Hangzhou Juangua expired in 2022.

On November 30, 2018, Hangzhou Juandou Network Co., Ltd., or Hangzhou Juandou, a subsidiary of Hangzhou Juangua, obtained its HNTE certificate with a valid period of three years. Therefore, Hangzhou Juandou is eligible to enjoy a preferential tax rate of 15% from 2018 to 2021 to the extent that it has taxable income under the EIT Law and as long as it maintains the HNTE qualification and duly conducts relevant filing procedures under the EIT Law with the relevant tax authority. The HNTE certificate of Hangzhou Juandou was renewed in 2021 and is valid for another three years from 2021 to 2023. The HNTE certificate of Hangzhou Juandou expired in 2024.

On December 16, 2021, Ruisha Technology, a subsidiary of Hangzhou Juangua, and Lishui Juanfu Network Technology Co., Ltd., or Lishui Juanfu, a subsidiary of Hangzhou Shiqu, obtained their HNTE certificates with a valid period of three years. Therefore, Ruisha Technology and Lishui Juanfu are eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent that they have taxable income under the EIT Law and as long as they maintain the HNTE qualification and duly conduct relevant filing procedures under the EIT Law with the relevant tax authority. Currently, Lishui Juanfu and Ruisha Technology are still applying for the renewal in 2024.

Dividends paid by our wholly foreign-owned subsidiaries in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC or Hong Kong subsidiaries to fund cash and financing requirements. To the extent cash is located in the PRC or Hong Kong or within a PRC or Hong Kong domiciled entity and may need to be used outside of the PRC or Hong Kong, the funds may not be available due to limitations placed on us by the PRC government. Any limitation on the ability of our PRC or Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

	For the Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	226,742	67.2	147,514	63.6	109,742	15,199	68.4
Marketing services revenues	17,888	5.3	4,416	1.8	961	133	0.6
Financing solutions revenues	31,852	9.4	12,947	5.6	10,267	1,422	6.4
Technology service revenues	46,077	13.7	58,867	25.4	33,288	4,610	20.8
Other revenues	14,910	4.4	8,332	3.6	6,086	843	3.8
Total revenues	337,469	100.0	232,076	100.0	160,344	22,207	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(159,601)	(47.3)	(113,884)	(49.0)	(91,191)	(12,629)	(56.9)
Sales and marketing expenses(1)	(148,410)	(44.0)	(67,709)	(29.2)	(67,391)	(9,334)	(42.0)
Research and development expenses(1)	(82,641)	(24.5)	(37,068)	(16.0)	(26,724)	(3,701)	(16.7)
General and administrative expenses(1)	(79,178)	(23.5)	(63,445)	(27.3)	(55,148)	(7,638)	(34.4)
Amortization of intangible assets	(328,154)	(97.2)	(59,992)	(25.9)	(1,901)	(263)	(1.2)
Goodwill and intangible assets impairment	(235,394)	(69.7)	(84,693)	(36.5)	(9,945)	(1,377)	(6.2)
Other income, net	25,427	7.5	7,267	3.1	12,784	1,771	8.0
Loss from operations	(670,482)	(198.7)	(187,448)	(80.8)	(79,172)	(10,964)	(49.4)
Interest income	13,903	4.1	17,389	7.5	12,719	1,762	7.9
Interest expense	—	—	(598)	(0.3)	(191)	(26)	(0.1)
Gain/(loss) from investments, net	232	0.1	(18,615)	(8.0)	953	132	0.6
Loss before income tax and share of results of equity investee	(656,347)	(194.5)	(189,272)	(81.6)	(65,691)	(9,096)	(41.0)
Income tax benefits	14,512	4.3	1,983	0.9	1,618	224	1.0
Share of results of equity investee	(539)	(0.2)	883	0.4	(2,886)	(400)	(1.8)
Net loss	(642,374)	(190.4)	(186,406)	(80.3)	(66,959)	(9,272)	(41.8)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(1,872)	(1,448)	(490)	(68)
Sales and marketing expenses	(3,905)	(3,398)	(439)	(61)
Research and development expenses	108	(862)	(319)	(44)
General and administrative expenses	(6,789)	(7,855)	(3,342)	(463)
Total	(12,458)	(13,563)	(4,590)	(636)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and the VIEs for the years and as of the date indicated:

	Revenues(1)			Total Assets(1)
	For the Year Ended March 31,			As of March 31,
	2022	2023	2024	2024
MOGU Inc. and its wholly-owned subsidiaries	79.3%	73.7%	74.7%	31.8%
VIEs	20.7%	26.3%	25.3%	68.2%
Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)
The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the VIEs.

Year ended March 31, 2024 compared to year ended March 31, 2023

Revenues

Our revenues decreased by 30.9% from RMB232.1 million in the year ended March 31, 2023 to RMB160.3 million (US$22.2 million) in the year ended March 31, 2024.

Our commission revenues decreased by 25.6% from RMB147.5 million in the year ended March 31, 2023 to RMB109.7 million (US$15.2 million) in the year ended March 31, 2024, primarily attributable to the lower GMV due to the increasingly competitive online shopping environment.

Our revenues from marketing services decreased by 78.2% from RMB4.4 million in the year ended March 31, 2023 to RMB1.0 million (US$0.1 million) in the year ended March 31, 2024, primarily due to the challenging competitive environment.

Our revenues from financing solutions services decreased by 20.7% from RMB12.9 million in the year ended March 31, 2023 to RMB10.3 million (US$1.4 million) in the year ended March 31, 2024, primarily due to a decrease in service fees of loans to users in line with less loan originations resulting from lower GMV.

Our revenues from technology services decreased by 43.5% from RMB58.9 million in the year ended March 31, 2023 to RMB33.3 million (US$4.6 million) in the year ended March 31, 2024, primarily attributable to a decrease in insurance technology services and software services revenue due to the challenging competitive environment.

Our other revenues decreased by 27.0% from RMB8.3 million in the year ended March 31, 2023 to RMB6.1 million (US$0.8 million) in the year ended March 31, 2024, primarily due to the decrease in branding services revenue.

Costs and expenses

Our total costs and expenses decreased by 40.9% from RMB426.8 million in the year ended March 31, 2023 to RMB252.3 million (US$34.9 million) in the year ended March 31, 2024. The decrease was primarily due to the decrease in impairment charges for goodwill and intangible assets as well as the decrease in amortization for intangible assets.

Cost of revenues. Our costs of revenues decreased by 19.9% from RMB113.9 million in the year ended March 31, 2023 to RMB91.2 million (US$12.6 million) in the year ended March 31, 2024. The decrease was primarily due to a decrease in IT-related expenses of RMB 11.3 million, payroll cost of RMB9.9 million and payment handling of RMB2.5 million, in relation to the overall reduction in revenue.

Sales and marketing expenses. Our sales and marketing expenses decreased by 0.5% from RMB67.7 million in the year ended March 31, 2023 to RMB67.4 million (US$9.3 million) in the year ended March 31, 2024. The decrease was primarily due to a decrease in payroll cost of RMB13.2 million in relation to the decrease of performance-related year-end bonus, partially offset by spending on branding and user acquisition activities of RMB12.9 million.

Research and development expenses. Our research and development expenses decreased by 27.9% from RMB37.1 million in the year ended March 31, 2023 to RMB26.7 million (US$3.7 million) in the year ended March 31, 2024, primarily due to a decrease in performance-related year-end bonus.

General and administrative expenses. Our general and administrative expenses decreased by 13.1% from RMB63.4 million in the year ended March 31, 2023 to RMB55.1 million (US$7.6 million) in the year ended March 31, 2024. The decrease was primarily due to a decrease in performance-related year-end bonus of RMB7.2 million and professional service fees of RMB1.8 million.

Amortization of intangible assets. Our amortization of intangible assets decreased by 96.8% from RMB60.0 million in the year ended March 31, 2023 to RMB1.9 million (US$0.3 million) in the year ended March 31, 2024, primarily because the majority of the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 had been fully amortized as of December 31, 2022.

Impairment of goodwill and intangible assets. Our impairment of goodwill and intangible assets decreased from RMB84.7 million in the year ended March 31, 2023 to RMB9.9 million (US$1.4 million) in the year ended March 31, 2024. In fiscal year 2023, the Company recognized a full impairment charge of RMB63.5 million against its remaining goodwill balance and impairments totaling of RMB21.2 million for intangible assets which had been recorded in connection with the acquisition of Ruisha Technology. In fiscal year 2024, the Company recognized a full impairment charge of RMB9.9 million against its intangible assets arising from the acquisition of Ruisha Technology. The recorded impairments resulted from weaker-than-expected operating results which reflect an increasingly competitive business environment and the related limited future economic benefits expected to be generated from these intangible assets.

Other income, net

Other income, net. Our other net income increased by 75.9% from RMB7.3 million in the year ended March 31, 2023 to RMB12.8 million (US$1.8 million) in the year ended March 31, 2024, primarily due to the decrease in exchange loss of RMB8.6 million, which was offset by decrease of government revenue of RMB3.7 million. The fluctuations in the exchange rate between the Renminbi and U.S. dollars resulted in a change from foreign exchange loss in the year ended March 31, 2023 of RMB8.5 million to a foreign exchange gain in the year ended March 31, 2024 of RMB0.05 million (US$0.0 million).

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB79.2 million (US$11.0 million) in the year ended March 31, 2024, compared to loss from operations of RMB187.4 million in the year ended March 31, 2023, primarily attributable to the decrease of impairment of goodwill and intangible assets as well as amortization of intangible assets.

Interest income

Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income was RMB12.7 million (US$1.8 million) in the year ended March 31, 2024, compared to RMB17.4 million in the year ended March 31, 2023.

Interest expense

Interest expense represents interest paid for short-term borrowing from financial institutions. Our interest expense was RMB0.2 million (US$0.0 million) in the year ended March 31, 2024, compared to RMB0.6 million in the year ended March 31, 2023.

Gain/(Loss) from investments, net

We had a net gain from investments of RMB1.0 million (US$0.1 million) in the year ended March 31, 2024, as compared to a net loss from investments of RMB18.6 million in the year ended March 31, 2023.

Income tax benefits

We recorded an income tax benefit of RMB1.6 million (US$0.2 million) in the year ended March 31, 2024, compared to an income tax benefit of RMB2.0 million in the year ended March 31, 2023. Our effective income tax rate in the year ended March 31, 2024 was 2%, compared to 1% in the year ended March 31, 2023.

Share of results of equity investee

We recorded share of results of equity investee of a negative RMB2.9 million (US$0.4 million) in the year ended March 31, 2024, compared to a positive RMB0.9 million in the year ended March 31, 2023.

Net loss

As a result of the foregoing, we incurred net loss of RMB67.0 million (US$9.3 million) in the year ended March 31, 2024, compared to a net loss of RMB186.4 million in the year ended March 31, 2023.

Year ended March 31, 2023 compared to year ended March 31, 2022

For a detailed description of the comparison of our operating results for the year ended March 31, 2023 with those for the year ended March 31, 2022, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year ended March 31, 2023 compared to year ended March 31, 2022.” of our annual report on the Form 20-F for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission on July 31, 2023.

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(114,409)	(10,090)	(40,461)	(5,604)
Net cash provided by/(used in) investing activities	13,947	608	(19,766)	(2,738)
Net cash provided by/(used in) financing activities	450	(12,064)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(3,455)	(860)	2,514	349
Net decrease in cash and cash equivalents and restricted cash	(103,467)	(22,406)	(57,713)	(7,993)
Cash and cash equivalents and restricted cash at beginning of year	542,884	439,417	417,011	57,755
Cash and cash equivalents and restricted cash at end of year	439,417	417,011	359,298	49,762

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2022, 2023 and 2024, our cash and cash equivalents were RMB438.6 million, RMB416.2 million and RMB358.8 million (US$49.7 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2022, 2023 and 2024, our short-term investments were RMB196.9 million, RMB145.8 million and RMB61.3 million (US$8.5 million), respectively. Short-term investments nearly all consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.

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

As of March 31, 2024, 68.9%, 27.9% and 3.2% of our cash and cash equivalents were held in mainland China, Hong Kong and the Cayman Islands, respectively, of which 2.8% were denominated in Hong Kong Dollars, 19.7% were denominated in U.S. dollars and 77.5% were denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in the year ended March 31, 2024 was RMB40.5 million (US$5.6 million). The difference between net cash used in operating activities and the net loss of RMB67.0 million (US$9.3 million) in the same period was primarily due to non-cash items, which mainly consisted of depreciation and amortization of RMB10.0 million (US$1.4 million), amortization of right-of-use assets and interest on lease liabilities of RMB4.1 million (US$0.6 million), impairment of goodwill and intangible assets of RMB9.9 million (US$1.4 million), net loss from investments of RMB2.2 million (US$0.3 million), share of results of equity investee of RMB2.9 million (US$0.4 million),share-based compensation expenses of RMB4.6 million (US$0.6 million) and deferred tax benefit of RMB1.8 million (US$0.2 million). The effect of the non-cash items was partially offset by the changes in working capital, which mainly included a decrease of RMB10.1 million (US$1.4 million) in tax payable as a result of settlement of an uncertain tax position and a decrease of RMB6.6 million(US$0.9 million) in salary and welfare payable, which was offset by a decrease of RMB11.2 million (US$1.5 million) in prepayments and other current assets.

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

Investing activities

Net cash used in investing activities in the year ended March 31, 2024 was RMB19.8 million (US$2.7 million), primarily due to purchases of property and equipment of RMB94.2 million (US$13.0 million), cash paid for long-term investment of RMB15.2 million (US$2.1 million), partially offset by net cash inflow for short-term investments of RMB84.6 million (US$11.7 million).

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

Financing activities

Net cash used in financing activities in the year ended March 31, 2024 was nil.

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

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as office buildings. Our capital expenditures were RMB55.1 million in the fiscal year of 2022, RMB55.5 million in the fiscal year of 2023 and RMB94.4 million (US$13.1 million) in the fiscal year of 2024. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2024:

	For the Year Ended March 31,
	(in RMB thousands)
	2025	2026	2027	2028	2029
Asset purchase remaining obligations(1)	14,535	—	—	—	—

Note:

(1)
Asset purchase remaining obligations arising mainly from our remaining installment payments for purchase of the office building located at the Hangzhou Zijingang Technology Zone in August 2020 and January 2024.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2024.

Holding Company Structure

MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in mainland China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were RMB505.4 million (US$70.0 million) as of March 31, 2024.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We adopted ASU No. 2017-04, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

In the second half year of fiscal year of 2023, we have taken measures to integrate Ruisha Technology’s business operation into our core business. As of March 31, 2023, we concluded that there was only one reporting unit given the costs and expenses were not directly attributable to a specific operating segment and the chief operating decision maker only reviews the operating results on a consolidated basis. Accordingly, as of March 31, 2023, we performed the annual impairment test on the goodwill by comparing our market capitalization as of March 31, 2023 with the carrying amount of our net assets. Given the prolonged period of deficits in market price, also taking into consideration of our continuously weaker-than-expected performance, we provided full impairment charge of RMB63,460 against the balance of goodwill. Consequently, as of March 31, 2023 and 2024, the carrying value of our goodwill was nil.

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

During the year ended March 31, 2022, we recognized intangible assets amounting to RMB49,400 in connection with the acquisition of Ruisha Technology, which were measured at fair value upon the completion of acquisition.
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

As of September 30, 2023, considering the weaker-than-expected operating results of the Company, we concluded that there were indicators that the carrying value of certain intangible assets may not be fully recoverable. Given that the aggregated undiscounted cash flows of the brands and the customized services business asset group were lower than the carrying amount of this asset group, we concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the asset group resulted in an impairment charge of RMB9,945. The fair value of each intangible asset was determined using appropriate valuation methodologies, including the relief of royalty method for the technology and multi-period excess earnings method for the customer relationship. Judgement in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of our analysis,we recorded impairment charges for the customer relationship and technology assets of RMB7,905 and RMB2,040, respectively, for the year ended March 31, 2024, as we believe the future economic benefit to be generated from these intangible assets are not sufficient to recover related net book values.

As of March 31, 2023 and 2024, we have no indefinite lived intangibles.

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

Revenue is recorded net of value-added-tax. Revenue recognition policies for each type of revenue stream are analyzed as follows:

Commission revenues

We operate our online platform for merchants to sell their merchandise to our users. When the transactions are completed on our platform, we charge merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. We have determined that services to enable the successful merchandise transactions on our marketplace are our performance obligation. The merchandise transactions are deemed completed (with related commission revenue earned) upon users’ acceptance of merchandise. We do not control the underlying merchandise provided by merchants before they are transferred to users, as we are not responsible for fulfilling the promise to provide the merchandise to users and have no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, we have no discretion in establishing prices of the merchandise provided by merchants. Commission revenues are recognized on a net basis by us as an agent at the point of users’ acceptance of merchandise.

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

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to performance obligations that we have not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2024, the remaining performance obligation represents the advance payment received by us for future technology services provide to brand customers, and the aggregate amount of the transaction price allocated to remaining performance obligations was RMB3,309.

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

As for the market approach, the determination of the fair value was based on information of other comparable public companies, observable price changes based on recent transactions of the securities, or similar securities that we hold and significant unobservable inputs. The unobservable inputs adopted in the valuation as of March 31, 2022, 2023 and 2024 are as following:

	For the years ended March 31,
	2022	2023	2024
Lack of marketability discount	30%	30%	30%
Risk-free rate	2%~3%	3.6%-4.3%	2.2%-4.5%
Expected volatility	30%~46%	39%-60%	42%-67%
Revenue multiple	1~10	4~9	3
Net profit multiple	25	—	—

Significant increases (decreases) in the lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in the revenue multiple or net profit multiple assumptions in isolation would result in significantly higher (lower) fair value measurement. When an assumption related to the estimates of the fair value of the investment decreased/increased by 5% while holding all other assumptions constant, there would be no significant impact to our consolidated financial statement.

Expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. We adopted this ASC Topic 326 and several associated ASUs on April 1, 2023 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit and non-controlling interests with amount of RMB1,707, net of tax.

Our loan receivables, deposits, other receivables and amounts due from related parties are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered.

Loan receivables, net

Loan receivables represent the funds extended by the us to qualified merchants and users through our factoring arrangements. The loan periods generally range from 1 month to 12 months. The loan receivables are measured at amortized cost and net of allowance for current expected credit losses.

If the loan receivable with allowance for current expected credit losses is subsequently collected, the previously recognized allowance for doubtful accounts is reversed. The amount of reversal is recognized in the Consolidated Statements of Operations and Comprehensive Loss.

Recently Issued Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent accounting pronouncements” to our consolidated financial statements, which are included in this annual report beginning on page F-1.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	42	Co-founder, Chairman of the Board of Directors
Yiming Fan	36	Director and Chief Executive Officer
Qi Feng	43	Director and Financial Controller
Andrew Hong Teoh	47	Independent Director
Shengwen Rong	55	Independent Director

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

Mr. Andrew Hong Teoh has served as our independent director since December 2018. Mr. Teoh has spent his near entire career in the technology space as a founder, operator, investor, and adviser focusing on Greater China. He is currently Chief Executive Officer of Ikaria Group Limited, an investment company focusing on private and public technology companies globally, as well as operating in the private credit space. Prior to founding Ikaria, Andrew was founding Managing Partner of Ameba Capital, a leading early-stage technology fund focusing on China. Prior to founding both companies, Mr. Teoh was Vice President and Head of Corporate Finance at Alibaba Group where he built and led the Corporate Development and Corporate Finance efforts of Alibaba Group. He also led the Group’s treasury efforts. Prior to Alibaba, he was an investment banker and management consultant advising clients across Asia. Mr. Teoh holds a Bachelor of Commerce from the University of New South Wales, Australia.

Mr. Shengwen Rong has served as our independent director since September 2019. Mr. Rong has over two decades of experience in the global financial industry. Mr. Rong currently is the finance business partner leader for Global Products and Functions at Bytedance Inc. He also serves as an independent director and chairman of the audit committee of the following public companies: TCTM Kids IT Education Inc.(NASDAQ: TCTM) and Cheche Group Inc. (NASDAQ: CCG) . From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University of China in 1991, a master’s degree in accounting from West Virginia University in 1996, and an MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

B.
Compensation

For the year ended March 31, 2024, we paid an aggregate of RMB11.4 million (US$1.6 million) in cash compensation to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than

6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of May 31, 2024, options to purchase 3,861,027 ordinary shares and 40,047,375 restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of May 31, 2024, the awards granted under the Amended Plan to our directors and executive officers.

Name	Ordinary Shares Underlying Options and Restricted Share Units	Average Exercise Price of Options (US$/Share)	Date of Grant	Date of Expiration
Andrew Hong Teoh	*	Nominal	May 1, 2016	April 30, 2026
Qi Feng	*	Nominal	Various dates from April 1, 2015 to May 1, 2016	Various dates from March 31, 2025 to April 30, 2026
Yiming Fan	*	Nominal	Various dates from April 1, 2015 to August 31, 2022	Various dates from March 31, 2025 to August 30, 2032

Note:

* Aggregate number of shares represented by all grants of options and restricted share units to the person accounted for less than 1% of our total outstanding ordinary shares on an as-converted basis as of May 31, 2024.

As of May 31, 2024, grantees other than executive officers and directors as a group held outstanding options to purchase 2,347,027 ordinary shares of our company, at a weighted average exercise price of US$0.27 per share, and 21,943,950 restricted share units.

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

D.
Employees

We had 468, 407 and 308 employees as of March 31, 2022, 2023 and 2024, respectively. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2024:

Operations	Number of Employees
Platform and branding operation	206
Sales and marketing	27
Technology	35
Administration and management	40
Total	308

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2024 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,161,569,300 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of May 31, 2024.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen(1)	279,522,923	303,234,004	582,756,927	23.6%	83.3%
Andrew Hong Teoh(2)	*	—	*	*	*
Shengwen Rong	—	—	—	—	—
Qi Feng	—	—	—	—	—
Yiming Fan	—	—	—	—	—
All Directors and Executive Officers as a Group	281,307,923	303,234,004	584,541,927	23.7%	83.3%
Principal Shareholders:
Entities affiliated with Qi Chen(3)	279,522,923	303,234,004	582,756,927	23.6%	83.3%
Entities affiliated with Tencent(4)	460,141,266		460,141,266	18.7%	4.1%
Entities affiliated with Hillhouse(5)	254,253,005	—	254,253,005	10.3%	2.3%
Trustbridge Partners IV, L.P.(6)	206,730,009	—	206,730,009	8.4%	1.8%
Bertelsmann China Holding GmbH(7)	200,662,100	—	200,662,100	8.1%	1.8%
Entities affiliated with Yibo Wei(8)	177,439,485	—	177,439,485	7.2%	1.6%

Notes:

* Less than 1% of our total outstanding ordinary shares or aggregate voting power on an as-converted basis.

** Except as indicated otherwise below, the business address of our directors and executive officers is Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

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

(1)
Represents (i) 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company, (iii) 896,168 ADSs (representing 268,850,400 Class A ordinary shares) acquired from the open market and independent third parties through arm’s-length negotiation from September 7, 2022 to January 9, 2024 , held by Mr. Qi Chen; and (iv) 10,672,523 Class A ordinary shares acquired from an independent third party through arm’s-length negotiation on December 27, 2023, held by Mr. Qi Chen. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)
Represents the Class A ordinary shares represented by ADSs Mr. Teoh held as of May 31, 2024. The business address of Mr. Teoh is 24/F, Car Po Commercial Building, 18-20 Lyndhurst Terrace, Central, Hong Kong.
(3)
Represents (i) 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a BVI business company, (iii) 896,168 ADSs (representing 268,850,400 Class A ordinary shares) acquired from the open market and independent third parties through arm’s-length negotiation from September 7, 2022 to January 9, 2024 , held by Mr. Qi Chen; and (iv) 10,672,523 Class A ordinary shares acquired from an independent third party through arm’s-length negotiation on December 27, 2023, held by Mr. Qi Chen. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in our company. The registered address of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(4)
Represents (i) 444,886,602 Class A ordinary shares held by Image Future Investment (HK) Limited, a Hong Kong limited liability company, (ii) 15,151,714 Class A ordinary shares held by Huang River Investment Limited, and (iii) 102,950 Class A ordinary shares held by Tencent Mobility Limited. Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited are subsidiaries controlled by Tencent Holdings Limited. Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange, is the ultimate beneficial owner of Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited. The registered address of each of Image Future Investment (HK) Limited, Huang River Investment Limited and Tencent Mobility Limited is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
(5)
Represents (i) 123,666,000 Class A ordinary shares held by HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”), and (ii) 130,587,005 Class A ordinary shares held by Hillhouse Investment Management, Ltd, an exempted Cayman Islands company (“HIM”). HHLR acts as the sole investment manager of each of HHLR Fund, L.P. (“HHLR Fund”) and YHG Investment, L.P. (“YHG”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HIM acts as the sole management company of Hillhouse Fund II, L.P. (“Fund II”). Hillhouse MGJ Holdings Limited (“MGJ”) is wholly owned by Fund II. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Ordinary Shares attributable to the holdings of MGJ. HHLR and HIM are under common control and share certain policies, personnel and resources. The registered address of each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.
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
(8)
Represents (i) 107,643,285 Class A ordinary shares held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei, and (iii)140,487 ADSs (representing 42,146,100 Class A ordinary shares) acquired from an independent third party through arm’s-length negotiation on January 9, 2024. Exceed Intelligence Limited, a BVI company. Exceed Intelligence Limited is ultimately held by Exceed Intelligence Trust (the “Trust”). Mr. Wei is the settlor of the Trust, and Mr. Wei and his family members are its beneficiaries. Under the terms of the Trust, Mr. Wei has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Exceed Intelligence Limited in the Issuer. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of May 31, 2024, 2,464,803,304 of our ordinary shares were issued and outstanding. To our knowledge, approximately 66.1% of our total outstanding ordinary shares were held by eight record holders in the United States, including approximately 66.1% held by The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Transactions with Tencent. Tencent has been a principal shareholder of us since February 2016. As of March 31, 2022, 2023 and 2024, we had amounts due to Tencent of RMB4.7 million, RMB4.2 million and RMB5.3 million (US$0.7 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that MOGU Inc. is not a PRC resident enterprise for PRC tax purposes. MOGU Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that MOGU Inc. meets all of the conditions above. MOGU Inc. is a company incorporated outside of the PRC. For the same reasons, we believe our other controlled entities outside of mainland China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2024 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or PFIC, with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. See “— Passive Foreign Investment Company” below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “— People’s Republic of China Taxation” above. In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable Treaty rate may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. In addition, United States Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally the capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

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

As of March 31, 2024, we had Renminbi-denominated cash and cash equivalents of RMB278.3 million (US$38.5 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2024 would result in a decrease of US$3.5 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2024 would result in an increase of US$4.3 million in such cash and cash equivalents.

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

We invested and will invest the net proceeds we receive from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2022, 2023 and 2024 were increases of 1.5%, 0.7% and 0.1% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2024, we did not receive any reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the F-1 Registration Statement to March 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.0 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of March 31, 2024, we had used approximately US$40.5 million of the net proceeds received from our initial public offering on developing and expanding our content offering, technology development, collaboration with merchants and brand partners, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective because of the material weaknesses in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2024 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of March 31, 2024 due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control Over Financial Reporting

During our initial public offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting, which relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

Further, during the year ended March 31, 2024, we and our independent registered public accounting firm identified another material weakness, which relates to our lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems. This material weakness did not result in any identified material misstatements to our financial statements, but resulted in a revision of our previously issued financial statements.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

These material weaknesses, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future. In connection with the first material weakness identified, we have implemented and plan to implement a number of measures to address it. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience. However, such measures have not been fully implemented and we concluded that this material weakness in our internal control over financial reporting has not been remediated as of March 31, 2024.

In connection with the second material weakness identified as of March 31, 2024, we plan to enhance our processes and controls to prevent and timely detect the future occurrence of similar misstatements. Our plans include (i) enhancing the design of the reconciliation of significant accounts and transactions between our accounting system and our operation systems by implementing controls to identify and investigate manual adjustments to operation systems as part of the reconciliation, and (ii) enhancing training of our finance personnel who is responsible for the reconciliations. While we intend to fully address this material weakness in our internal control over financial reporting, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations.

Attestation Report of the Registered Public Accounting Firm

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act since March 31, 2024. However, since our public float was not over US$75 million on September 30, 2023, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	For the Year Ended March 31,
	2023		2024
	(in thousands)
Audit fees(1)	RMB	5,900	RMB	3,900
Tax fees(2)	RMB	—	RMB	—
Other fees(3)	RMB	13	RMB	—

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

In May 2024, our board of directors further approved a new share repurchase program, whereby we are authorized to repurchase our ordinary shares or ADSs with an aggregate value of up to US$8 million until May 12, 2025. This share repurchase program was publicly announced on May 14, 2024.

The table below is a summary of the Class A ordinary shares repurchased by us in the fiscal year ended March 31, 2024. The shares were repurchased in open market or in privately negotiated transactions pursuant to our share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Class A Ordinary Share	Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Class A Ordinary Shares that May Yet Be Purchased Under the Plans
April 1 – April 30, 2023	—	—	—	US$9,801,733
May 1 – May 31, 2023	—	—	—	US$9,801,733
June 1 – June 30, 2023	—	—	—	US$9,801,733
July 1 – July 31, 2023	—	—	—	US$9,801,733
August 1 - August 31, 2023	—	—	—	US$9,801,733
September 1 - September 30, 2023	—	—	—	—
October 1 – October 31, 2023	—	—	—	—
November 1 – November 30, 2023	—	—	—	—
December 1 – December 31, 2023	—	—	—	—
January 1 – January 31, 2024	—	—	—	—
February 1 – February 28, 2024	—	—	—	—
March 1 – March 31, 2024	—	—	—	—
Total	—	—	—	—

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we intend to follow our home country practice in lieu of the following NYSE corporate governance requirements: (i) having a majority of independent directors on our board of directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. The home country practices we intend to follow with respect to each of the aforementioned NYSE corporate governance requirements are as follows: (i) as permitted under Cayman Islands law, our board of directors consists of two independent directors and three directors that are not independent; (ii) as permitted under Cayman Islands law, our audit committee has only two members; (iii) as permitted under Cayman Islands law, we did not hold an annual meeting of shareholders in 2023 and will not hold one in 2024;

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, frequent testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. Our chief executive officer, our financial controller and the compliance officer in charge of the cybersecurity matters, who have extensive experience working in the field of cybersecurity, with expertise in cybersecurity risk management and compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising the head of financial reporting, the head of the legal department, the principal investor relations officer, the compliance officer in charge of cybersecurity matters, and appropriate business unit heads of our company, as adjusted from time to time by the then incumbent committee members) as a whole, and the directors of our company, as well as other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the financial controller, and the compliance officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in our current reports for material cybersecurity incidents (if any) and meeting with our board of directors in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

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

12.1*	Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of King & Wood Mallesons

97.1*	Recovery Policy

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104.*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

	By:	/s/ Qi Chen
		Name:	Qi Chen
		Title:	Chairman of the Board of Directors

Date: July 19, 2024

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MOGU Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2024 and the manner in which it accounts for leases in 2023.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of available-for-sale debt securities

As described in Note 7 to the consolidated financial statements, the Company had available-for-sale debt securities of RMB 46.8 million as of March 31, 2024. The fair value of the available-for-sale debt securities was determined using the market approach. The determination of the fair value was based on significant unobservable inputs, which required significant judgment by management related to assumptions for the revenue multiples and lack of marketability discounts.

The principal considerations for our determination that performing procedures relating to the valuation of the available-for-sale debt securities is a critical audit matter are (i) the significant judgment by management with respect to the assumptions and estimates used in the determination of the fair values of the available-for-sale debt securities; (ii) a high degree of auditor judgment, subjectivity, and effort in designing and performing procedures and evaluating audit evidence related to the appropriateness of the management’s valuation models and the reasonableness of management’s assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing the completeness, accuracy and relevance of underlying data provided by management; (ii) evaluating the reasonableness of the significant assumptions used by management related to the revenue multiples and lack of marketability discounts by benchmarking of peer companies; and (iii) involving professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the management’s valuation models and the reasonableness of management’s assumptions related to the revenue multiples and lack of marketability discounts.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

July 19, 2024

We have served as the Company’s auditor since 2012.

MOGU INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2023 and 2024

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2023	2024
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		416,201	358,787	49,691
Restricted cash		810	511	71
Short-term investments	7	145,836	61,312	8,492
Inventories, net		144	98	14
Loan receivables, net	8	32,229	31,564	4,372
Prepayments,receivables and other current assets	9	69,126	54,956	7,610
Amounts due from related parties	19	1,260	587	81
Total current assets		665,606	507,815	70,331
Non-current assets:
Property and equipment, net	11	194,589	299,741	41,514
Intangible assets, net	12	12,554	949	131
Right-of-use assets	13	5,441	2,576	357
Investments	10	69,318	81,808	11,330
Other non-current assets	9	63,640	45,473	6,298
Total non-current assets		345,542	430,547	59,630
Total assets		1,011,148	938,362	129,961
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		8,179	6,862	950
Salaries and welfare payable		13,550	6,936	961
Advances from customers		245	207	29
Taxes payable		11,126	1,285	178
Amounts due to related parties	19	4,196	5,341	740
Current portion of lease liabilities	13	2,654	1,888	261
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB239,359 and RMB246,158 as of March 31, 2023 and 2024, respectively. Note 1)	15	295,717	299,317	41,455
Total current liabilities		335,667	321,836	44,574
Non-current liabilities:
Non-current lease liabilities	13	753	773	107
Deferred tax liabilities	16	3,369	1,299	180
Total non-current liabilities		4,122	2,072	287
Total liabilities		339,789	323,908	44,861

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of March 31, 2023 and 2024

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2023	2024
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 22)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2023 and 2024; 2,433,709,000 and 2,433,963,400 shares issued as of March 31, 2023 and 2024,respectively; 2,161,314,900 and 2,161,569,300 shares outstanding as of March 31, 2023 and 2024,respectively)	17	165	165	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2023 and 2024; 303,234,004 shares issued and outstanding as of March 31, 2023 and 2024)	17	16	16	2
Treasury stock (US$0.00001 par value; 272,394,100 shares as of March 31, 2023 and 2024)	2(ac), 17	(137,446)	(137,446)	(19,036)
Additional paid-in capital		9,484,664	9,489,254	1,314,246
Statutory reserves		3,331	3,331	461
Accumulated other comprehensive income		82,396	89,567	12,405
Accumulated deficit		(8,795,764)	(8,856,494)	(1,226,610)
Total MOGU Inc. shareholders’ equity		637,362	588,393	81,491
Non-controlling interests		33,997	26,061	3,609
Total shareholders’ equity		671,359	614,454	85,100
Total liabilities and shareholders’ equity		1,011,148	938,362	129,961

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended March 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data)

		For the year ended March 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues		226,742	147,514	109,742	15,199
Marketing services revenues		17,888	4,416	961	133
Financing solutions revenues		31,852	12,947	10,267	1,422
Technology services revenues		46,077	58,867	33,288	4,610
Other revenues	5	14,910	8,332	6,086	843
Total revenues		337,469	232,076	160,344	22,207
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB31,813, RMB22,347 and RMB18,155 for the years ended March 31, 2022, 2023 and 2024, respectively)		(159,601)	(113,884)	(91,191)	(12,629)
Sales and marketing expenses		(148,410)	(67,709)	(67,391)	(9,334)
Research and development expenses		(82,641)	(37,068)	(26,724)	(3,701)
General and administrative expenses		(79,178)	(63,445)	(55,148)	(7,638)
Amortization of intangible assets	12	(328,154)	(59,992)	(1,901)	(263)
Impairment of goodwill and intangible assets	12, 14	(235,394)	(84,693)	(9,945)	(1,377)
Other income, net	6	25,427	7,267	12,784	1,771
Loss from operations		(670,482)	(187,448)	(79,172)	(10,964)
Interest income		13,903	17,389	12,719	1,762
Interest expense		—	(598)	(191)	(26)
Gain/(loss) from investments, net	10	232	(18,615)	953	132
Loss before income tax and share of results of equity investee		(656,347)	(189,272)	(65,691)	(9,096)
Income tax benefits	16	14,512	1,983	1,618	224
Share of results of equity method investees	10	(539)	883	(2,886)	(400)
Net loss		(642,374)	(186,406)	(66,959)	(9,272)
Net loss attributable to non-controlling interests		(2,574)	(8,422)	(7,674)	(1,063)
Net loss attributable to MOGU Inc.		(639,800)	(177,984)	(59,285)	(8,209)
Net loss		(642,374)	(186,406)	(66,959)	(9,272)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	2(e)	(17,400)	14,264	3,675	509
Unrealized securities holding (losses)/gains, net of tax		(10,729)	(884)	3,496	484
Total comprehensive loss		(670,503)	(173,026)	(59,788)	(8,279)
Total comprehensive loss attributable to non-controlling interests		(2,574)	(8,422)	(7,674)	(1,063)
Total comprehensive loss attributable to MOGU Inc.		(667,929)	(164,604)	(52,114)	(7,216)
Net loss per ordinary share
Basic		(0.25)	(0.07)	(0.02)	(0.00)
Diluted		(0.25)	(0.07)	(0.02)	(0.00)
Net loss per ADS
Basic		(76.17)	(20.90)	(6.85)	(0.95)
Diluted		(76.17)	(20.90)	(6.85)	(0.95)
Weighted average number of shares used in computing net loss per share
Basic		2,519,948,060	2,554,338,579	2,597,764,333	2,597,764,333
Diluted		2,519,948,060	2,554,338,579	2,597,764,333	2,597,764,333
Share-based compensation expenses included in:
Cost of revenues		(1,872)	(1,448)	(490)	(68)
General and administrative expenses		(6,789)	(7,855)	(3,342)	(463)
Sales and marketing expenses		(3,905)	(3,398)	(439)	(61)
Research and development expenses		108	(862)	(319)	(44)

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total MOGU Inc. Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity	interests	Total Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at March 31,2021	2,215,043,400	165	303,234,004	16	216,972,050	(126,424)	9,458,643	3,331	(7,977,980)	97,145	1,454,896	—	1,454,896
Net loss	—	—	—	—	—	—	—	—	(639,800)	—	(639,800)	(2,574)	(642,374)
Share-based compensation	—	—	—	—	—	—	12,458	—	—	—	12,458	—	12,458
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(17,400)	(17,400)	—	(17,400)
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(10,729)	(10,729)	—	(10,729)
Repurchase of ordinary shares (Note 17)	(25,644,050)	—	—	—	25,644,050	(9,689)	—	—	—	—	(9,689)	—	(9,689)
Exercise of option and RSUs	1,338,350	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling interests on acquisition of subsidiaries (Note 3)	—	—	—	—	—	—	—	—	—	—	—	44,993	44,993
Balances at March 31, 2022	2,190,737,700	165	303,234,004	16	242,616,100	(136,113)	9,471,101	3,331	(8,617,780)	69,016	789,736	42,419	832,155
Net loss	—	—	—	—	—	—	—	—	(177,984)	—	(177,984)	(8,422)	(186,406)
Share-based compensation	—	—	—	—	—	—	13,563	—	—	—	13,563	—	13,563
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,264	14,264	—	14,264
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(884)	(884)	—	(884)
Repurchase of ordinary shares (Note 17)	(29,778,000)	—	—	—	29,778,000	(1,333)	—	—	—	—	(1,333)	—	(1,333)
Exercise of RSUs	355,200	—	—	—	—	—	—	—	—		—	—	—
Balances at March 31, 2023	2,161,314,900	165	303,234,004	16	272,394,100	(137,446)	9,484,664	3,331	(8,795,764)	82,396	637,362	33,997	671,359
Net loss	—	—	—	—	—	—	—	—	(59,285)	—	(59,285)	(7,674)	(66,959)
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	—	—	—	—	(1,445)	—	(1,445)	(262)	(1,707)
Share-based compensation	—	—	—	—	—	—	4,590	—	—	—	4,590	—	4,590
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,675	3,675	—	3,675
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	3,496	3,496	—	3,496
Exercise of RSUs	254,400	—	—	—	—	—	—	—	—	—	—	—	—
Balances at March 31, 2024	2,161,569,300	165	303,234,004	16	272,394,100	(137,446)	9,489,254	3,331	(8,856,494)	89,567	588,393	26,061	614,454

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(642,374)	(186,406)	(66,959)	(9,272)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	333,550	65,304	9,992	1,384
Expected credit loss (reversal)/expense	(151)	648	2,649	367
Losses/(gains) on disposal of property and equipment	448	(553)	(118)	(16)
Foreign exchange (gain)/loss	(1,214)	8,547	(46)	(6)
Goodwill impairment	186,504	63,460	—	—
Impairment of intangible assets	48,890	21,233	9,945	1,377
Share-based compensation expenses	12,458	13,563	4,590	636
Deferred income tax benefit	(15,962)	(8,948)	(1,755)	(243)
(Gain)/loss from investments, net	(232)	19,750	2,185	303
Share of results of equity investee	539	(883)	2,886	400
Amortization of right-of-use assets and interest on lease liabilities	—	8,610	4,085	566
Changes in operating assets and liabilities:
Prepayments, receivables and other current assets	22,157	5,807	11,174	1,547
Loan receivables - service fee	1,211	511	(23)	(3)
Inventories	161	(64)	46	6
Amounts due from related parties	141	(620)	31	4
Other non-current assets	(442)	—	—	—
Accounts payable	(1,505)	(9,771)	(1,317)	(182)
Salary and welfare payable	7,839	1,238	(6,614)	(916)
Taxes payable	1,474	9,785	(10,065)	(1,397)
Advances from customers	667	(655)	(38)	(4)
Advances to suppliers	—	—	920	127
Amounts due to related parties	(1,540)	(498)	1,145	159
Operating lease liabilities	—	(7,654)	(1,961)	(272)
Accruals and other current liabilities	(67,028)	(12,494)	(1,213)	(169)
Net cash used in operating activities	(114,409)	(10,090)	(40,461)	(5,604)
Cash flows from investing activities:
Prepayment and payment for purchase of property and equipment	(55,138)	(18,962)	(94,156)	(13,040)
Purchase of intangible assets	—	—	(245)	(34)
Disposal of property and equipment	133	788	1,658	230
Disposal of long-term investment	5,279	—	2,144	297
Purchase of short-term investments	(1,783,441)	(1,601,149)	(306,386)	(42,434)
Proceeds from sale of short-term investments	1,842,401	1,652,601	390,975	54,149
Purchase of gold	—	(36,587)	—	—
Disposal of gold	—	—	839	116
Cash paid for long-term investments	(34,564)	(14,847)	(15,192)	(2,104)
Cash received from long-term investments	—	186	—	—
Cash paid for loan originations	(1,073,006)	(578,658)	(482,257)	(66,792)
Cash received from loan repayments	1,148,415	597,236	482,854	66,874
Acquisition of subsidiaries, net of cash acquired	(36,132)	—	—	—
Net cash provided by/(used in) investing activities	13,947	608	(19,766)	(2,738)
Cash flows from financing activities:
Proceeds from short-term borrowing	10,139	618	—	—
Repayment of short-term borrowing	—	(11,349)	—	—
Cash payment for repurchase of ordinary shares (Note 17)	(9,689)	(1,333)	—	—
Net cash provided by/(used in) financing activities	450	(12,064)	—	—
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(3,455)	(860)	2,514	349
Net decrease in cash and cash equivalents and restricted cash	(103,467)	(22,406)	(57,713)	(7,993)
Cash and cash equivalents and restricted cash at beginning of year	542,884	439,417	417,011	57,755
Cash and cash equivalents and restricted cash at end of year	439,417	417,011	359,298	49,762
Supplemental disclosures of cash flow information:
Cash paid for income taxes	(920)	(286)	(7,470)	(1,035)
Cash paid for interest	(787)	(598)	(191)	(26)
Supplemental schedule of non-cash investing and financing activities:
Payable related to purchase of property and equipment		10,450	14,535	2,013

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

In June 2011, MOGU Group Limited, formerly known as MOGU (HK) Limited or Meili Group Limited, was established by the Company in Hong Kong. In November 2011, MOGU Group Limited established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd. (“Hangzhou Shiqu”). In the same month, the Company through Hangzhou Shiqu entered into a series of contractual agreements with Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”), a variable interest entity (VIE), and its shareholders to obtain a controlling financial interest (as the primary beneficiary) of Hangzhou Juangua. Accordingly, this VIE is consolidated by the Company under US GAAP (ASC 810). The Company obtained voting interest control over Aimei Tech Holdings Limited (“Aimei”) and Meiliworks Limited (“Meiliworks”) through a series of transactions in January and February 2016, respectively. In August 2017, Hangzhou Shiqu, Beijing Meilishikong Network and Technology Co., Ltd. (“Beijing Meilishikong”), a VIE and the shareholders of Beijing Meilishikong entered into a series of contractual agreements, which contained terms substantially similar to the contractual agreements by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua described above. Accordingly, Beijing Meilishikong is consolidated by the Company under US GAAP (ASC 810). In July 2021, Hangzhou Juangua obtained voting interest control over Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”) through a business acquisition transaction (Note 3). As a result, the Company controls Hangzhou Ruisha through Hangzhou Juangua. In December 2022, Aimei was dissolved.

The Company, through its subsidiaries, the consolidated VIEs and the VIE’s subsidiaries (collectively, the “Group”), operates online platform that primarily offers to its users a wide selection of fashion apparel and other products provided by third party merchants in the People’s Republic of China (“PRC”) through mobile apps, including flagship Mogujie app, mini-programs on Weixin and Mogu.com, Mogujie.com and Meilishuo.com websites. The Group also provides online marketing, commission, financing, technology and other relevant services to merchants and users as well as technology services to brands owners.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIE’s subsidiaries.

As of March 31, 2024, the Company’s major subsidiaries, the consolidated VIEs and VIE’s subsidiary are as follows:

	Equity interest held	Place and date of incorporation

Subsidiaries:
MOGU Group Limited	100%	Hong Kong, China June 23, 2011
Hangzhou Shiqu	100%	Hangzhou, China November 16, 2011
Meilishuo (Beijing) Network Technology Co., Ltd.	100%	Beijing, China November 23, 2010

		Place and date of incorporation
Consolidated VIEs:
Hangzhou Juangua		Hangzhou, China April 13, 2010
Beijing Meilishikong Network and Technology Co., Ltd.		Beijing, China July 6, 2010

		Place and date of incorporation
VIE's subsidiary
Ruisha Technology		Hangzhou, China, July 2021

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

(c)
Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which are included in the Group’s consolidated financial statements, with intercompany transactions eliminated:

	As of March 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	259,033	169,039
Restricted cash	810	511
Short-term investments	25,584	51,935
Inventories, net	131	86
Loan receivables, net	32,229	31,564
Prepayments, receivables and other current assets	54,617	43,606
Amounts due from non-VIE subsidiaries of the Company(1)	105,334	70,620
Amounts due from related parties	614	587
Property and equipment, net	191,598	263,770
Intangible assets, net	11,933	176
Right-of-use assets	650	—
Investments	38,469	46,722
Other non-current assets	33,050	32,000
Total assets	754,052	710,616

	As of March 31,
	2023	2024
	RMB	RMB
Amounts due to non-VIE subsidiaries of the Company(2)	1,512,750	1,503,757
Accounts payable	548	392
Salaries and welfare payable	5,398	1,579
Advances from customers	68	56
Taxes payable	3,246	1,049
Amounts due to related parties	1,395	1,398
Current portion of lease liabilities	307	—
Accruals and other current liabilities	239,359	246,158
Deferred tax liabilities	1,755	—
Total liabilities	1,764,826	1,754,389
Total shareholders’ deficit	(1,010,774)	(1,043,773)

Note 1: The amount due from non-VIE subsidiaries of the Company as of March 31, 2023 and 2024 mainly represent the receivables of the VIEs due from the Company’s wholly-owned subsidiaries for treasury management purposes and service charges.

Note 2: The amount due to non-VIE subsidiaries of the Company as of March 31, 2023 and 2024 mainly represent the payables resulting from technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements.

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Third-party revenues	69,793	60,972	40,617
Inter-company revenues	31,816	26,785	13,145
Third-party costs and expenses	(187,958)	(189,199)	(92,427)
Inter-company costs and expenses(3)	(15,779)	(13,545)	(10,954)
Third-party other operating income	2,415	4,922	2,879
Inter-company other operating (loss)/income(4)	(197,698)	17,650	5,500
Income from non-operations	12,750	9,874	5,952
Loss before income tax benefit	(284,661)	(82,541)	(35,288)
Add: Income tax benefit	14,689	8,757	1,720
Net loss	(269,972)	(73,784)	(33,568)

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Inter-company payment for service charges(5)	(40,409)	(4,561)	(7,625)
Other operating activities with non-VIE subsidiaries(6)	131,050	114,322	41,036
Operating activities with external parties	(69,065)	(26,610)	(15,636)
Net cash provided by operating activities	21,576	83,151	17,775
Net cash provided by/(used in) investing activities	28,143	(37,211)	(108,068)
Net increase/(decrease) in cash and cash equivalents and restricted cash	49,719	45,940	(90,293)

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

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and the VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can direct assets transferred out of the consolidated VIEs and the VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital and reserve funds of the consolidated VIEs which totals RMB15,178 as of March 31, 2023 and 2024. Since the consolidated VIEs and the VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

(d)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, fair value of available-for-sale debt securities, allowance for current expected credit loss, assessment for impairment of long-lived assets, intangible assets and goodwill and useful lives of intangible assets and property and equipment. Actual results may differ materially from those estimates.

(e)
Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, China (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB.

Transactions denominated in currencies other than the relevant functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Other income, net in the Consolidated Statements of Operations and Comprehensive Loss. Total foreign exchange gains/(losses) were a gain of RMB1,214, a loss of RMB8,547 and a gain of RMB46 for the years ended March 31, 2022, 2023 and 2024, respectively.

The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of the consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments recorded in the Group’s other comprehensive (loss)/income were a loss of RMB17,400, a gain of RMB14,264 and a gain of RMB3,675 for the years ended March 31, 2022, 2023 and 2024, respectively.

(f)
Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2203, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2024, or at any other rate.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, loan receivables, other receivables, amounts due from related parties, operating lease liabilities, accounts payable, amounts due to related parties, accruals and other current liabilities. The carrying amounts of loan receivables, other receivables, accounts payable, accruals and other current liabilities approximate their fair value due to their relatively short maturity.

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

(j)
Short-term investments

Short-term investments are comprised of (i)held-to-maturity investments which are due in one year and stated at amortized cost, (ii) investments in wealth management products issued by banks and other financial institutions, primarily with the pre-agreed fixed interest rate or variable interest rates and with original maturities within one year, and (iii) equity securities with readily determinable fair value. The held-to-maturity investments and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. The short-term investments are stated at fair value. Changes in the fair value are reflected in the Consolidation Statement of Operations and Comprehensive Loss. As of March 31, 2024, the held-to-maturity investments held by the Group was amounted to RMB7,379.

(k)
Expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group adopted this ASC Topic 326 and several associated ASUs on April 1, 2023 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit and non-controlling interests with amount of RMB1,707, net of tax.

The Group’s loan receivables, deposits, other receivables and amounts due from related parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

For the year ended March 31, 2024, the Group recorded RMB787 expected credit loss expense in general and administrative expenses, including provisions of RMB2,649, which was offset by gains of RMB1,862 from the collection of previously written-off receivables.

The following table summarized the movement of allowance for credit losses:

	For the years ended March 31,
	2022	2023	2024
Balance at the beginning of year	(30,306)	(30,016)	(30,605)
Cumulative effect of adoption of new accounting standard	—	—	(1,707)
Reversals/(provisions)	152	(648)	(2,649)
Write-offs	138	59	28,588
Balance at the end of year	(30,016)	(30,605)	(6,373)

(l)
Loan receivables, net

Loan receivables represent the funds extended by the Group to qualified merchants and users through its factoring arrangements. The loan periods generally range from 1 month to 12 months. The loan receivables are measured at amortized cost and net of allowance for current expected credit losses.

If the loan receivable with allowance for current expected credit losses is subsequently collected, the previously recognized allowance for current expected credit losses is reversed. The amount of reversal is recognized in the Consolidated Statements of Operations and Comprehensive Loss.

(m)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs recorded in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2022, 2023 and 2024 were immaterial.

(n)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Building	20-46 years
Electronic equipment	3 years
Furniture and office equipment	5 years
Computer software	3-10 years
Vehicles	5 years
Leasehold improvements	Shorter of the expected use life or the lease term

Repairs and maintenance costs are charged to expense as incurred. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive Loss.

(o)
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

The Group recorded impairment charges for intangible assets of RMB48,890, RMB21,233 and RMB9,945 (Note 12) for the years ended March 31, 2022, 2023 and 2024, respectively.

(p)
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

An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of its reporting units using the income approach (discounted cash flows) methodology of valuation. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. As of March 31, 2024, the Group had only one reporting unit. For the years ended March 31, 2022, 2023 and 2024, the Group recorded goodwill impairment charges of RMB186,504, RMB63,460 and nil, respectively (Note 14).

(q)
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

(r)
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

(s)
Short-term borrowings

Borrowings are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive Loss over the estimated term of the facilities using the effective interest method. As of March 31, 2023 and 2024, the Company had no short-term borrowings.

(t)
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

Revenue recognition policies for each type of revenue stream are analyzed as follows:

Commission revenues

The Group operates its online platform as a marketplace for merchants to sell their merchandise to the users. When the transactions are completed on the Group’s platform, the Group charges merchants commissions at their respective agreed percentage of the amount of merchandise sold by merchants. The Group has determined that services to enable the successful merchandise transactions on the Group’s marketplace is the Company’s performance obligation. The merchandise transactions are deemed completed (with related commission revenue earned) upon users’ acceptance of merchandise. The Group does not control the underlying merchandise provided by merchants before they are transferred to users, as the Group is not responsible for fulfilling the promise to provide the merchandise to users and has no inventory risk before the merchandise are transferred to the users or after the control is transferred to the users. In addition, the Group has no discretion in establishing prices of the merchandise provided by merchants. Revenues are recognized on a net basis by the Group as an agent to the extent of the commission the Group earns at the point of users’ acceptance of merchandise.

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

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2024, remaining performance obligations represent advance payments received by the Group for future technology services provide to brand customers. The aggregate amount of the transaction price allocated to remaining performance obligations was RMB3,309.

(u)
User incentives

In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2022, 2023 and 2024, the Group recorded marketing expenses related to the vouchers of RMB34,365, RMB17,284 and RMB17,620, respectively.

(v)
Cost of revenue

Cost of revenue is comprised of primarily payroll costs including share-based compensation expenses, information technology related expenses, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

(w)
Sales and marketing expenses

Sales and marketing expenses are comprised primarily of promotion expenses, payroll costs including share-based compensation expenses, depreciation expenses and other daily expenses which are related to the sales and marketing departments.

(x)
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

(y)
General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses, expected credit loss expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; and costs associated with use by these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

(z)
Government grants

Government grants represent cash subsidies received from the PRC government. Cash subsidies which have no conditions that need to be satisfied to fully realize the subsidies are recognized as other income when received. Total government grants received were RMB8,608, RMB7,244 and RMB3,532 for the years ended March 31, 2022, 2023 and 2024, respectively.

(aa)
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

(ab) Share-based compensation

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

(ac) Treasury stock

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

These repurchased ADSs/Class A ordinary shares are recorded as treasury stock and are accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock are shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to March 31, 2023 and 2024, 110,434,025 Class A ordinary shares were repurchased with a total consideration of US$6,294 (RMB41,950), at a weighted average price of US$0.06 per share in open market, and 161,960,075 outstanding Class A ordinary shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders. For the year ended March 31, 2024, nil ordinary share was repurchased.

(ad) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB37,586, RMB23,947 and RMB20,134 for the years ended March 31, 2022, 2023 and 2024, respectively.

(ae) Taxation

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

Uncertain tax positions

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2023, the Group recognized a RMB6,680 tax reserve related to uncertain tax positions. As of March 31, 2024, the Group did not have any significant unrecognized uncertain tax positions (Note 16).

(af) Statutory reserves

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

The Group has made nil appropriations to the statutory surplus fund and other reserve funds for the years ended March 31, 2022, 2023 and 2024, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were each in accumulated loss positions.

(ag) Comprehensive income/(loss)

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

(ah) Net income/(loss) per share

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

(ai) Segment reporting

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

(aj) Revision to previously issued financial statements

The financial statements as of March 31, 2023 are being revised to correct an error related to the receipts from users, amounting to RMB25,000, which was previously accounted for as repayments of loan receivables. It has been revised to account for the receipts as the receipts under custody in the accruals and other current liabilities as of March 31, 2023. The impacts of the revision on the previously issued consolidated financial statements are not considered material to the financial statements taken as a whole. The revisions to the consolidated balance sheet as of March 31, 2023 are summarized as follows:

	As of March 31, 2023
	As Previously Reported	Adjustement	As revised
Loan receivables, net	7,229	25,000	32,229
Total current assets	640,606	25,000	665,606
Total assets	986,148	25,000	1,011,148

Accruals and other current liabilities	270,717	25,000	295,717
Total current liabilities	310,667	25,000	335,667
Total liabilities	314,789	25,000	339,789

(ak) Recent accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The standard is effective for the Group for the year ending March 31, 2025 including interim periods in the year ending March 31, 2025. The Group does not expect that the adoption of this guidance will have a material impact on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. The new guidance is required to be applied retrospectively to all prior periods presented in the financial statements. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In December 2023, the FASB issued ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhance the transparency and decision usefulness of income tax disclosures through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Early adoption is permitted in any annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively. The standard is effective for the Group for year ending March 31, 2026. The Group is currently evaluating the impact of the adoption of this new guidance on the consolidated financial statements.

3 SIGNIFICANT ACQUISITION TRANSACTIONS

Acquisition of Ruisha Technology

Ruisha Technology was engaged in providing corporate customers with one-stop brand and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement. The Group previously held an approximately 18.1% equity interest (which had a redeemable option held by the Group) in Ruisha Technology, which was considered not in substance common stock and classified as an available-for-sale debt investment. In July 2021, the Group acquired additional equity interests in Ruisha Technology for a cash consideration of RMB50,000. Upon the consummation of the acquisition, the Group beneficially owned a 59.62% equity and voting interest in Ruisha Technology and effectively controls Ruisha Technology. Therefore, the financial statements of Ruisha Technology have been consolidated into the Group’s consolidated financial statements from the date control was obtained.

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

	Amount	Estimated useful lives
	RMB
Net assets acquired(1)	12,639
Amortizable intangible assets
Customer Relationship	39,500	5 years
Technology	9,900	5 years
Goodwill(2)	63,460
Deferred tax liabilities	(12,350)
Non-controlling interests(3)	(44,993)
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
(3)
Fair value of the non-controlling interests was estimated based on the equity value of Ruisha Technology derived by the purchase consideration, adjusted for a discount for control premium.

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

4 RISKS AND CONCENTRATION

(a)
Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, loan receivables, deposits, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2023 and 2024, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances.

(b)
Concentration of customers and suppliers

There were no customers or suppliers whose revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended March 31, 2022, 2023 and 2024.

(c)
Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2022, 2023 and 2024, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 8.2% between March 31, 2022 and 2023 and the depreciation of the RMB against the US$ was approximately 3.2% between March 31, 2023 and 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

5 OTHER REVENUES

Other revenues by type of service is as follows:

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Logistic services revenue	2,148	1,813	1,752
Promotion services revenue	7,772	926	167
Online direct sales	208	—	96
Others	4,782	5,593	4,071
Total	14,910	8,332	6,086

Others were mainly comprised of other miscellaneous revenues, including customer service revenues, food and beverage revenue and other revenues, all of which were not material individually.

6 OTHER INCOME, NET

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Government grants	8,608	7,244	3,532
Merchant penalty income(1)	8,598	5,009	3,079
Refund from depositary bank (2)	4,058	1,281	997
(Losses)/gains on disposal of property and equipment	(448)	503	118
Exchange gains/(losses)	1,214	(8,547)	46
Others	3,397	1,777	5,012
Total	25,427	7,267	12,784

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

(2) The Group received initial reimbursement payment of US$935 (RMB6,297) from depositary bank in January 2019. The amount was recorded ratably as other income over 5 year arrangement period. For the years ended March 31, 2022, 2023 and 2024, the Group has recorded RMB1,201, RMB1,281 and RMB997 in other income. For the years ended March 31, 2022, 2023 and 2024, the Group received additional reimbursement payments of US$448 (RMB2,857), nil and nil from depositary bank for the transaction costs incurred in the prior years and the amount was recorded in other income.

7 FAIR VALUE MEASUREMENT

As of March 31, 2023 and 2024, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition are as follows:

	Fair value measurement at reporting date using
Description	Fair value as of March 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	145,584	-	145,584	-
- equity securities with readily determinable fair values	252	252	-	-
Available-for-sale debt securities	34,368	-	-	34,368
Total assets	180,204	252	145,584	34,368

	Fair value measurement at reporting date using
Description	Fair value as of March 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	51,935	-	51,935	-
- equity securities with readily determinable fair values	1,998	1,998	-	-
Available-for-sale debt securities	46,782	-	-	46,782
Total assets	100,715	1,998	51,935	46,782

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

Short-term investments

Short-term investments held by the Group include wealth management products issued by banks and other financial institutions or equity securities with readily determinable fair values. The Group values its investments in wealth management products in using model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group values its investments in equity securities with readily determinable fair values using quoted market prices and classifies the valuation technique that use these inputs within Level 1.

Available-for-sale debt securities investments

The Group classifies its available-for-sales debt securities as Level 3 investments. The roll forward of major Level 3 investments are as following:

	iSNOB Holdings Limited ("iSNOB")	Ruisha Technology	Juesekuangxiang (Shanghai) Technology Co. Ltd. (“Juesekuangxiang”)	Hangzhou Jimi Biotechnology Co., Ltd. (“Jimi”)	Poppy Mobile Inc ("Poppy")	Others	Total
	RMB	RMB			RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2021	22,595	19,065	—	—	—	9,686	51,346
Addition	—	—	—	—	16,215	5,600	21,815
Disposal(1)	—	(18,157)	—	—	—	(3,000)	(21,157)
Impairment	—	—	—	—	—	(4,635)	(4,635)
Effect of currency translation adjustment	(677)	—	—	—	(344)	(51)	(1,072)
The change in fair value of the investments	—	(908)	—	—	—	(516)	(1,424)
Fair value of Level 3 investments as at March 31, 2022	21,918	—	—	—	15,871	7,084	44,873
Addition	—	—	—	—	—	8,000	8,000
Impairment	—	—	—	—	(16,817)	(3,600)	(20,417)
Effect of currency translation adjustment	1,816	—	—	—	946	239	3,001
The change in fair value of the investments	922	—	—	—	—	(2,011)	(1,089)
Fair value of Level 3 investments as at March 31, 2023	24,656	—	—	—	—	9,712	34,368
Addition	—	—	6,875	5,459	—	—	12,334
Disposal	—	—	—	—	—	(298)	(298)
Impairment	—	—	—	—	—	(1,425)	(1,425)
Effect of currency translation adjustment	801	—	—	—	—	97	898
The change in fair value of the investments	564	—	—	—	—	341	905
Fair value of Level 3 investments as at March 31, 2024	26,021	—	6,875	5,459	—	8,427	46,782

(1)
As disclosed in Note 3, the Company derecognized its investment in Ruisha Technology and recycled the unrealized gain of RMB11,106 previously recognized in other comprehensive income into “Gain from investments, net” upon the consummation of the acquisition of Ruisha Technology in July 2021.

The Company determines the fair value of its available-for-sale debt securities by using the market approach.

As for the market approach, the determination of the fair value was based on information of other comparable public companies, observable price changes based on the recent transactions of the securities, or similar securities that the Company holds, and significant unobservable inputs. The unobservable inputs adopted in the valuation as of March 31, 2022, 2023 and 2024 are as following:

	For the years ended March 31,
	2022	2023	2024
Lack of marketability discount	30%	30%	30%
Risk-free rate	2%-3%	3.6%-4.3%	2.2%-4.5%
Expected volatility	30%-46%	39%-60%	42%-67%
Revenue multiple	1-10	4-9	3
Net profit multiple	25	/	/

Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in revenue multiple or net profit multiple in isolation would result in significantly higher (lower) fair value measurement.

8 LOAN RECEIVABLES

	As of March 31,
	2023	2024
	RMB	RMB
Loan receivables - principal	60,633	35,229
- service fee	261	284
Allowance for credit losses	(28,665)	(3,949)
Loan receivables, net	32,229	31,564

Movement of allowance for credit losses is as follows:

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	(28,615)	(28,195)	(28,665)
Cumulative effect of adoption of new accounting standard (Note 2 (k))	—	—	(1,312)
Reversals/(provisions)	420	(470)	(167)
Write-off	—	—	26,195
Balance at end of year	(28,195)	(28,665)	(3,949)

9 OTHER ASSETS

The other assets consist of the following:

	As of March 31,
	2023	2024
	RMB	RMB
Prepayments, receivables and other current assets
Receivables of technology service	21,217	11,613
Receivables from third-party payment service providers(1)	8,711	5,243
Employee loans and advances	1,474	665
Deposits	2,655	507
Interest receivable	631	409
Receivables of financing facilitation service	452	256
Others	6,982	3,269
Less: Allowance for credit losses	(1,940)	(2,093)
Subtotal	40,182	19,869
Other prepaid expenses	20,130	26,510
VAT receivables	8,707	8,532
Prepaid promotion fees	107	45
Total Prepayments, receivables and other current assets	69,126	54,956

Other non-current assets
Long-term deposit	14,146	14,146
Less: Allowance for credit losses	—	(331)
Subtotal	14,146	13,815
Gold(2)	32,378	31,658
Prepayment for renovation	17,116	—
Total non-current assets	63,640	45,473

(1)
Receivables from third party payment service providers represent cash due from the Group’s third party on-line payment service providers in relation to their processing of payments for the Group.
(2)
As of March 31, 2023 and 2024, the Company has physical gold on hand of RMB32,378 and RMB31,658, respectively. As the Company intends to hold the gold for an indefinite long term period, the Company has recorded the asset in “other non-current assets” on the Consolidated Balance Sheets. The Company will record any decline in net realizable value lower than acquisition cost as a non-operating loss. The net realizable value is determined based on market value less cost to sale. Any recovery in valuation will only be recognized to the extent of previously recorded fiscal year losses, and only to the extent such recovery occurs in the same fiscal year as when such losses were recorded. As of March 31, 2023 and 2024, the market value of the gold less cost to sell was higher than its purchase cost. Therefore, there was no impairment loss recognized for the year ended March 31, 2023 and 2024.

The movement of allowance for credit losses is analyzed as follows:

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of year	(1,691)	(1,821)	(1,940)
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	(395)
Provisions	(268)	(178)	(2,482)
Write-offs	138	59	2,393
Balance at end of year	(1,821)	(1,940)	(2,424)

10 INVESTMENTS

The Company’s long-term investments consist of the following:

	As of March 31,
	2023	2024
	RMB	RMB
Available-for-sale debt securities
iSNOB	24,656	26,021
Juesekuangxiang	—	6,875
Jimi	—	5,459
Others	9,712	8,427
	34,368	46,782
Equity method investments
Jiaxing Neixiangyoupan Equity investment Fund Partnership (limited partnership) (“Neixiangyoupan”)	31,745	29,387
Others	3,205	5,639
	34,950	35,026
Total	69,318	81,808

Available-for-sale debt securities

The following table summarizes, by major security type, the Company’s available-for-sale debt securities as of March 31, 2023 and 2024:

	As of March 31,
	2023	2024
	RMB	RMB
Cost	16,786	25,120
Unrealized gains, including foreign exchange adjustment	17,582	21,662
Fair Value	34,368	46,782

iSNOB

The Company held 4,785,714 convertible and redeemable preferred shares of iSNOB, accounting for 3.35% of the total equity interests of iSNOB on a fully diluted basis. According to the investment agreement, the Company has the option to request iSNOB to redeem the Company’s investments at the Company’s investment cost plus the interest if iSNOB fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, the convertible and redeemable preferred shares that the Company subscribed from iSNOB are not in substance common stocks and are classified as an available-for-sale debt investment and is measured at its fair value with the changes in fair value booked in other comprehensive income.

As of March 31, 2023 and 2024, the Company remeasured its investment in iSNOB at a fair value of RMB24,656 and RMB26,021, respectively, which were determined by management with the assistance of an external appraiser. For the years ended March 31, 2022, 2023 and 2024, the unrealized securities holding gain, net of tax of nil, RMB922 and RMB564 were reported in other comprehensive income, respectively. For the years ended March 31, 2022, 2023 and 2024, foreign currency translation loss of RMB677, gain of RMB1,816 and gain of RMB801 were reported as foreign currency translation adjustments in other comprehensive income, respectively.

Juesekuangxiang

In May 2023, the Company purchased 10% equity interest of Juesekuangxiang with a cash consideration of US$1,000 (equivalent to RMB6,875). According to the investment agreement, the Company has the option to request Juesekuangxiang to redeem the Company’s investments at the Company’s investment cost plus interest if Juesekuangxiang fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, redeemable shares of Juesekuangxiang held by the Company are considered not in substance common stock and classified as an available-for-sale debt investment which is measured at its fair value with the changes in fair value booked in other comprehensive income.

For the year ended March 31, 2024, the fair value change of investment in Juesekuangxiang was not material.

Jimi

In June 2023, the Company purchased 4.87% equity interest of Jimi with a cash consideration of RMB5,459. According to the investment agreement, the Company has the option to request Jimi to redeem the Company’s investments at the Company’s investment cost plus interest if Jimi fails to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, equity interest of Jimi held by the Company is considered not in substance common stock and classified as an available-for-sale debt investment which is measured at its fair value with the changes in fair value booked in other comprehensive income.

For the year ended March 31, 2024, the fair value change of investment in Jimi was not material.

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

For the year ended March 31, 2023, the actual operating results of Poppy were significantly weaker than expected. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB15,871 to zero and recognized a loss of RMB16,817 in “Losses from investment”. For the year ended March 31, 2023, foreign currency translation gain of RMB946 was reported as foreign currency translation adjustments in other comprehensive income.

Equity method investments

Investment in Neixiangyoupan

In December 2019, the Group entered into a partnership agreement with Neixiangyoupan to subscribe for the shares of Neixiangyoupan as a Limited Partner (“LP”) and made the first capital injection in May 2020. As of March 31, 2023 and 2024, RMB28,464 in cumulative capital contributions has been made by the Group, representing approximately 14.8% of the entity's equity interest at each balance sheet date. The investment is accounted for under the equity method as the Group has the ability to exercise significant influence over Neixiangyoupan as an LP. For the years ended March 31, 2022, 2023 and 2024, the Group recognized RMB1,570 of share of gain, RMB2,189 of share of gain and RMB2,358 of share of loss of Neixiangyoupan, respectively.

The Group's equity method investments are not considered individually material or in the aggregate to meet the necessary reporting threshold under Rule 4-08(g) of Regulation S-X.

11 PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of March 31,
	2023	2024
	RMB	RMB

Building	191,743	300,909
Leasehold improvements	29,966	30,042
Electronic equipment	9,846	12,587
Furniture and office equipment	5,577	6,001
Vehicles	1,617	2,279
Computer software	3,473	3,473
Subtotal	242,222	355,291
Less: accumulated depreciation and amortization	(47,633)	(55,550)
Property and equipment, net	194,589	299,741

Depreciation and amortization expense recognized for the years ended March 31, 2022, 2023 and 2024 were RMB5,396, RMB5,312 and RMB8,091, respectively. No impairment charges were recorded for the years ended March 31, 2022, 2023 and 2024.

On January 29, 2024, the Group entered into a property purchase agreement with a third-party company for another commercial property located in Hangzhou, China with a total consideration of RMB77,739.

12 INTANGIBLE ASSETS, NET

The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2023
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,247	(3,566)	(8,667)	14
Trademarks	1,481	(641)	—	840
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship	502,270	(475,937)	(17,033)	9,300
Brand(1)	184,470	(172,110)	(12,360)	—
Strategic business resources(2)	1,456,331	(1,456,331)	—	—
Technology	32,840	(24,226)	(6,214)	2,400
Total	2,279,154	(2,181,536)	(85,064)	12,554

	As of March 31, 2024
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,789	(3,635)	(8,921)	233
Trademarks	1,481	(765)	—	716
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship	39,500	(14,562)	(24,938)	—
Technology	9,900	(3,660)	(6,240)	—
Total	153,185	(71,347)	(80,889)	949

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

Amortization expense for intangible assets were RMB328,154, RMB59,992 and RMB1,901 for the years ended March 31, 2022, 2023 and 2024, respectively.

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

As of September 30, 2023, considering the weaker-than-expected operating results of the Company, the Group concluded that there were indicators that the carrying value of certain intangible assets may not be fully recoverable. Given that the aggregated undiscounted cash flows of the brands and the customized services business asset group were lower than the carrying amount of this asset group, the Group concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the asset group resulted in an impairment charge of RMB9,945. The fair value of each intangible asset was determined using appropriate valuation methodologies, including the relief of royalty method for the technology and multi-period excess earnings method for the customer relationship. Judgement in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of management analysis, the Group recorded impairment charges for the customer relationship and technology assets of RMB7,905 and RMB2,040, respectively, for the year ended March 31, 2024, as the Group believes the future economic benefit to be generated from these intangible assets are not sufficient to recover related net book values.

As of March 31, 2024, amortization expense related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2025	238
2026	176
2027	156
2028	127
2029	102
Thereafter	150
949

13 Leases

The Group has operating leases primarily for office facilities which have lease terms varying from one to three years.

Total lease costs for the years ended March 31, 2023 and 2024 were RMB10,951 and RMB6,803, respectively, included in research and development, sales and marketing and general and administrative expenses in the Group’s Consolidated Statements of Operations and Comprehensive Loss. Out of the total lease costs, there were RMB2,341 and RMB2,718 of expenses for short-term leases within 12 months for the years ended March 31, 2023 and 2024, respectively. As of March 31, 2023 and 2024, the operating lease arrangements of the Group, primarily for office, that have not yet commenced was not material.

Supplemental cash flow information related to leases were as follows:

	For the year ended March 31,	For the year ended March 31,
	2023	2024
	RMB	RMB

Cash paid for the rentals included in the lease liabilities	7,654	1,972
Right-of-use assets obtained in exchange for lease liabilities	—	1,137

As of March 31, 2023 and 2024, supplemental consolidated balance sheet information related to leases were as follows:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB
Right-of-use assets	5,441	2,576
Current portion of lease liabilities	2,654	1,888
Non-current lease liabilities	753	773

Lease term and discount rates were as follows:

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB
Weighted-average remaining lease term
Operating leases	1.28 years	1.27 years
Weighted-average incremental borrow rate
Operating leases	4.40%	4.68%

	As of March 31,	As of March 31,
	2023	2024
	RMB	RMB
Maturities of lease liabilities were as follows:
2024	2,744	—
2025	768	1,933
2026	—	788
Total undiscounted lease payments	3,512	2,721
Less: imputed interest	(105)	(60)
Total present value of lease liabilities	3,407	2,661

Amounts are based on ASC 840, Leases that were superseded upon the Group’s adoption of ASC 842, Leases on April 1, 2022. Under ASC 840, the rental expenses was RMB14,336 for the year ended March 31, 2022, and was charged to Consolidated Statements of Operations and Comprehensive Loss when incurred.

14 GOODWILL

The changes in the carrying amount of goodwill were as follows:

	LVB focused online business	Brands and customized services business	Total
	RMB	RMB	RMB
Balance as of March 31, 2022
Goodwill	1,568,653	63,460	1,632,113
Accumulated impairment loss	(1,568,653)	—	(1,568,653)
	—	63,460	63,460
Transaction during the year
Impairment recognized during the year ended March 31, 2023 (Note (a))	—	(63,460)	(63,460)
Balance as of March 31, 2023 and March 31, 2024
Goodwill	1,568,653	63,460	1,632,113
Accumulated impairment loss	(1,568,653)	(63,460)	(1,632,113)
	—	—	—

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

As of March 31, 2023, as a result of the completion of the integration of Ruisha Technology’s business operation into the Group’s core business, the Group concluded that there was only one reporting unit as defined in ASC 350-20-35-34. As of March 31, 2023, the Group performed the annual impairment test on the goodwill by comparing its market capitalization (the Group only has one reporting unit which includes all of the assets of the Group) as of March 31, 2023 with the carrying amount of its net assets. Given the prolonged period of deficits in market price, also taking into consideration of its continuously weaker-than-expected performance, the Group provided full impairment charge of RMB63,460 against the balance of goodwill. Consequently, as of March 31, 2023 and 2024, the carrying value of the Group’s goodwill was nil.

15 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2023	2024
	RMB	RMB
Accrued liabilities and other current liabilities
Receipts under custody (1)	159,691	164,136
Deposits from merchants (2)	104,945	98,396
Payables for purchases of office building	10,450	14,337
Accrued expenses	13,427	11,130
Other payables	7,204	11,318
	295,717	299,317

(1)
The receipts under custody mainly represent the amounts received by the Group from the registered users for their purchase through the Company’s online market platform, and have not been remitted to the third-party merchants yet.
(2)
The customer deposits mainly represent the cash deposits as collateral collected from the merchants of the online platform. The deposit can be withdrawn immediately after the merchants terminate its online shop on the platform.

16 TAXATION

(a)
Value-added tax (“VAT”) and surcharges

During the years presented, the Group is subject to statutory VAT rate of 6% for revenues from technology services, marketing services, commissions, financing solutions and other services and 13% for online direct sales. The entities within the Group, which are qualified for small scale taxpayers, are subject to statutory VAT rate of 3%.

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

(b)
Income taxes benefit

Composition of income tax (expenses)/benefits

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	(1,450)	(6,965)	(137)
Deferred income tax benefit	15,962	8,948	1,755
	14,512	1,983	1,618

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

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and are valid from 2019 to 2021. The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and is valid from 2022 to 2024. The HNTE certificate of Hangzhou Juangua expired in 2022.

On November 8, 2013, Hangzhou Shiqu and Hangzhou Juangua were entitled to be “Software Enterprises”. According to the new CIT Law and relevant regulations, starting from the first profit-making year, such entities could enjoy a tax holiday of 2-year CIT exemption and subsequently 3-year 12.5% preferential tax rate. As Hangzhou Shiqu and Hangzhou Juangua have never been profitable, they have never been able to benefit from the tax holiday as “Software Enterprises”. Accordingly, the tax holiday benefit will still be operable when these entities initially report profits. Tax holidays had no immediate tax impact as there is no taxable profit for Hangzhou Shiqu and Hangzhou Juangua for the years ended March 31, 2022, 2023 and 2024.

On November 30, 2018, Hangzhou Juandou obtained its HNTE certificate with a valid period from 2018 to 2021 with a preferential tax rate of 15% to the extent it has taxable income under the CIT Law, as long as it maintains the HNTE qualification and duly conducts relevant CIT filing procedures with the relevant tax authority. The HNTE certificates of Hangzhou Juandou was renewed in 2021 and are valid for another three years from 2021 to 2023. The HNTE certificate of Hangzhou Juandou expired in 2024.

On December 16, 2021, Lishuijuanfu Network and Technology Co., Ltd. (“Lishui Juanfu”) and Ruisha Technology obtained their respective HNTE certificate with a valid period of three years. Therefore, Lishui Juanfu and Ruisha Technology are eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent that they have taxable income under the EIT Law, as long as they maintain the HNTE qualification and duly conduct relevant CIT filing procedures with the relevant tax authority. Currently, Lishui Juanfu and Ruisha Technology are still applying for the renewal in 2024.

Effective from January 1, 2018, Hangzhou Shiqu, Hangzhou Juangua and Hangzhou Juandou are allowed to carry forward the annual net operating loss incurred for the year of 2013 onwards for 10 years. Lishui Juanfu and Ruisha Technology are allowed to carry forward the annual net operating loss incurred for the year of 2019 onwards for 10 years. The annual net operating loss incurred for Lishui Juanfu and Ruisha Technology after the HNTE certificates were expired are allowed to carry forward for 5 years.

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

To the extent that the consolidated VIEs and the VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2023 and 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.

The components of loss before tax are as follows:

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(138,698)	(92,070)	(51,949)
Loss from Cayman Islands and Hong Kong entities	(518,188)	(96,319)	(16,628)
Total loss before tax	(656,886)	(188,389)	(68,577)

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Income tax (expense)/benefit
Current income tax expense	(1,450)	(6,965)	(137)
Deferred tax benefit	15,962	8,948	1,755
Total income tax benefit	14,512	1,983	1,618

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended March 31,
	2022	2023	2024
PRC Statutory tax rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(29%)	(12%)	(11%)
Permanent book – tax difference	(8%)	(3%)	(8%)
Additional deduction for research and development expenditures	1%	2%	6%
Effect of change on tax rate	—	(18)%	(5)%
Changes in valuation allowance	13%	7%	(5)%
Effective tax rate	2%	1%	2%

The effect of change on tax rate is due to the expiration of HNTE certification of Hangzhou Juangua and Hangzhou Juandou.

Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense and entertainment expense.

(c)
Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward	125,113	128,639
- Carryforwards of un-deducted advertising expenses	329,868	324,937
- Provision of credit losses	4,312	1,387
- Accruals and other liabilities	8,394	3,497
- Impairment of available-for-sale investments	900	500
Less: valuation allowance	(468,587)	(458,960)
Net deferred tax assets	—	—
Deferred tax liabilities:
- Recognition of intangible assets arisen from business combination	1,755	—
- Unrealized securities holding gain	1,614	1,299
Net deferred tax liabilities	3,369	1,299

As of March 31, 2024, the Group had net operating loss carry forwards of approximately RMB549,141 which mainly arose from the subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the calendar year from 2024 to 2033. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards. There is no expiration for the advertising expenses carryforwards.

As of March 31, 2024, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2024	98,538
2025	141,199
2026	98,601
2027	77,860
2028	27,761
Thereafter	105,182
549,141

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

Movement of valuation allowance

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the period	540,973	465,703	468,587
Addition	19,865	10,298	1,653
Effect of change on tax rate	—	30,001	3,710
Written off for expiration of net operating losses	(2,380)	(20,022)	(4,371)
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	(92,755)	(17,393)	(10,619)
Balance at end of the period	465,703	468,587	458,960

Uncertain tax positions

For the year ended March 31, 2023, and as a result of information obtained through an ongoing tax examination regarding one of the Company’s PRC subsidiaries for the period from January 1, 2019 to December 31, 2021, the Group updated its estimate of the realizable benefit of an uncertain tax position that had originally been expected to be fully sustained through examination. As a result, a reserve related to an uncertain tax position of RMB6,680, including interest of RMB2,447, was recorded for the year ended March 31, 2023. For the year ended March 31, 2024, the Group settled the uncertain tax position with cash payments of RMB6,666, including interest of RMB2,432, based on the final tax examination result.

As of March 31, 2024, the Group did not record any reserves for uncertain tax positions.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2019 through 2023 remain subject to the review by the relevant PRC tax authorities.

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

These repurchased class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired.For the year ended March 31, 2022, 25,644,050 Class A Ordinary Shares were repurchased with a total consideration of US$1,502 (RMB9,689), at a weighted average price of US$0.06 per share in open market. For the year ended March 31, 2023, 29,778,000 Class A Ordinary Shares were repurchased with a total consideration of US$198 (RMB1,333), at a weighted average price of US$0.01 per share in open market. There was no share repurchased during the year ended March 31, 2024.

As of March 31, 2023 and 2024, the Company had 2,433,709,000 and 2,433,963,400 shares of Class A Ordinary Shares issued and 2,161,314,900 and 2,161,569,300 shares of Class A Ordinary Shares outstanding and 303,234,004 and 303,234,004 shares of Class B Ordinary Shares issued and outstanding, respectively.

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

18 SHARE BASED COMPENSATION

(a) Global Share Plan

On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest Amended and Restated Global Share Plan, the Board of Directors accumulatively authorized and reserved 384,111,187 ordinary shares for the issuance as of March 31, 2024.

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

Valuation of stock options

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The Group estimates the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. There were no options granted for the years ended March 31, 2022, 2023 and 2024.

Summary of option activities under the Global Share Plan

The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of March 31, 2021	13,442,848	0.12	3.27	371
Forfeited or cancelled (post-vesting)	(1,491,990)	0.19
Outstanding as of March 31, 2022	11,950,858	0.11	1.74	—
Expired	(440,000)	0.02
Forfeited or cancelled (post-vesting)	(68,000)	0.23
Outstanding as of March 31, 2023	11,442,858	0.11	0.83	—
Expired	(6,875,185)	0.03
Forfeited or cancelled (post-vesting)	(91,300)	0.29
Outstanding as of March 31, 2024	4,476,373	0.23	0.22	—
Vested and expected to vest as of March 31, 2024	4,476,373	0.23	0.22	—
Exercisable as of March 31, 2024	4,476,373	0.23	0.22	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The Company recognized no share-based compensation expenses for share options granted under the Global Share Plan in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2022, 2023 and 2024, respectively.

As of March 31, 2023 and 2024, there was no unrecognized compensation expense in relation to the share options.

(b) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended March 31, 2022, 2023 and 2024 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2021	70,773,100	0.13
Granted	3,559,000	0.07
Vested	(12,858,575)	0.28
Forfeited	(29,584,475)	0.09
Unvested at March 31, 2022	31,889,050	0.10
Granted	132,327,600	0.01
Vested	(81,298,225)	0.04
Forfeited	(400,875)	0.07
Unvested at March 31, 2023	82,517,550	0.01
Vested	(42,129,300)	0.03
Forfeited	(186,000)	0.04
Unvested at March 31, 2024	40,202,250	0.01

For the years ended March 31, 2022, 2023 and 2024, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB12,458, RMB13,563 and RMB4,590, respectively.

As of March 31, 2023 and 2024, there were RMB5,473 and RMB920 of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 2.98 and 2.10 years.

The total fair value and intrinsic value of RSUs vested was RMB3,782, RMB3,646 and RMB2,036 during the years ended March 31, 2022, 2023 and 2024, respectively.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group

Tencent Group	Shareholder of the Group

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues:
Technology services to Tencent	—	—	185
Total	—	—	185
Cost of revenue:
Cloud technology services from Tencent Group	24,915	20,363	17,111
Payment processing fees to Tencent Group	6,898	1,984	1,044
Total	31,813	22,347	18,155

The Group had the following balances with the major related parties:

	As of March 31,
	2023	2024
	RMB	RMB
Due from Tencent Group	1,260	587
Due to Tencent Group	(4,196)	(5,341)

All balances with the related parties as of March 31, 2023 and 2024 were unsecured, interest free and had no fixed terms.

20 LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2022, 2023 and 2024 as follows:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders-Basic and Diluted	(639,800)	(177,984)	(59,285)
Denominator:
Weighted average number of ordinary shares-Basic and Diluted	2,519,948,060	2,554,338,579	2,597,764,333
Basic and diluted loss per share	(0.25)	(0.07)	(0.02)

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

The following ordinary share equivalents were excluded from the computation of diluted net loss per share for the periods presented to eliminate any anti-dilutive effect:

	Year ended March 31,
	2022	2023	2024
Share options and RSUs	13,520,133	21,498,272	16,460,867

21 RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2023 and 2024, nil and nil appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets were RMB505,402 as of March 31, 2024.

22 COMMITMENTS AND CONTINGENCIES

(a)
Operating lease commitments

The Group has entered into non-cancellable operating leases covering various facilities. See Note 13 for additional details on the Group’s operating lease commitments.

(b)
Capital and other commitments

There is no future capital and other commitments as of March 31, 2024.

(c)
Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2024, the Group is not a party to any material legal or administrative proceedings.

The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2024, the Group did not have material loss contingencies.

23 SUBSEQUENT EVENTS

On May 14, 2024, the board of directors of the Company approved a new share repurchase program where the Company is authorized to repurchase up to US$8 million of its shares, effective until May 12, 2025.

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

The Company did not have significant capital and other commitments, or guarantees as of March 31, 2024.

CONDENSED BALANCE SHEETS

	As of March 31,
	2023	2024
	RMB	RMB	US$ Note 2(f)
Cash and cash equivalents	14,668	1,875	260
Prepayments, receivables and other current assets	47	50	7
Amounts due from related parties	618	—	—
Total current assets	15,333	1,925	267
Non-current assets:
Amounts due from subsidiaries	1,050,048	1,091,375	151,154
Investments in other investees	30,849	35,086	4,859
Total non-current assets	1,080,897	1,126,461	156,013
Total assets	1,096,230	1,128,386	156,280
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	104,015	104,015	14,406
Taxes payable	526	—	—
Accruals and other current liabilities	2,429	879	122
Total current liabilities	106,970	104,894	14,528
Non-current liabilities:
Investment deficit of subsidiaries	350,284	433,800	60,081
Deferred tax liabilities	1,614	1,299	180
Total non-current liabilities	351,898	435,099	60,261
Total liabilities	458,868	539,993	74,789

	As of March 31,
	2023	2024
	RMB	RMB	US$ Note 2(f)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2023 and 2024; 2,433,709,000 and 2,433,963,400 shares issued as of March 31, 2023 and 2024, respectively; 2,161,314,900 and 2,161,569,300 shares outstanding as of March 31, 2023 and 2024, respectively)	165	165	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2023 and 2024; 303,234,004 shares issued and outstanding as of March 31, 2023 and 2024)	16	16	2
Treasury stock (US$0.00001 par value; 272,394,100 shares as of March 31, 2023 and 2024)	(137,446)	(137,446)	(19,036)
Additional paid-in capital	9,484,664	9,489,254	1,314,246
Statutory reserves	3,331	3,331	461
Accumulated other comprehensive income	82,396	89,567	12,405
Accumulated deficit	(8,795,764)	(8,856,494)	(1,226,610)
Total MOGU Inc. shareholders’ equity	637,362	588,393	81,491
Total liabilities and shareholders’ equity	1,096,230	1,128,386	156,280

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(5,151)	(3,249)	(2,362)	(327)
Amortization of intangible assets	(301,866)	(49,957)	—	—
Other income/(expense), net	1,008	(78,030)	3,892	539
(Loss)/gain from operations	(306,009)	(131,236)	1,530	212
Interest income	1	—	—	—
Loss from subsidiaries, VIEs and VIEs’subsidiaries	(334,730)	(38,453)	(60,288)	(8,348)
Loss from investments, net	(1,636)	(16,816)	—	—
Loss before income tax and share of results of equity investee	(642,374)	(186,505)	(58,758)	(8,136)
Share of results of equity investee	—	99	(527)	(73)
Net loss	(642,374)	(186,406)	(59,285)	(8,209)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	(17,400)	14,264	3,675	509
Share of other comprehensive (loss)/income of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	(10,729)	(1,761)	2,276	315
Unrealized securities holding gains, net of tax	—	877	1,220	169
Total other comprehensive (loss)/income	(28,129)	13,380	7,171	993
Total comprehensive loss	(670,503)	(173,026)	(52,114)	(7,216)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(f)
Net cash used in operating activities	(1,642)	(1,712)	(10,577)	(1,465)
Net cash provided by/(used in) investing activities	13,608	13,364	(2,216)	(307)
Net cash used in financing activities	(9,689)	(1,333)	—	—
Net increase/(decrease) in cash and cash equivalents	2,277	10,319	(12,793)	(1,772)
Cash and cash equivalents at beginning of year	2,072	4,349	14,668	2,032
Cash and cash equivalents at end of year	4,349	14,668	1,875	260

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