Form 20-F
period 2025-03-31
MOGU Inc.
filed 2025-07-31
CIK 1743971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,148,858,300 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2025.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2567 to US$1.0000, the exchange rate in effect as of March 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to the fiscal years of 2023, 2024 and 2025 are to the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report:

Notes:

(1)
Represents (i) 220,151,966 Class B ordinary shares and 58.7% voting rights held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares and 22.2% voting rights held by Elevenhalf MG Holding Limited, a BVI business company, (iii) 896,168 ADSs (representing 268,850,400 Class A ordinary shares) and 2.4% voting rights acquired from the open market and independent third parties through arm's length negotiation from September 7, 2022 to January 9, 2024 held by Mr. Qi Chen, and (iv) 10,672,523 Class A ordinary shares, representing 0.1% voting right acquired from an independent third party through arm’s-length negotiation. Eleven half MG International Limited and Eleven half MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Eleven half MG International Limited and Eleven half MG Holding Limited in our company. The registered address of Eleven half MG International Limited and Eleven half MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
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
(6)
Represents (i) 107,643,285 Class A ordinary shares and 1.0% voting rights held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) and 0.2% voting rights acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei, and (iii) 140,487 ADSs (representing 42,146,100 Class A ordinary shares) and 0.4% voting rights acquired from an independent third party through arm’s-length negotiation on January 9, 2024. Exceed Intelligence Limited is a BVI company. Exceed Intelligence Limited is ultimately owned by Mr. Wei. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
(7)
Represents aggregate 570,109,512 Class A ordinary shares and 5.1% voting rights held by shareholders each of which beneficially own less than 5% of our total outstanding shares.

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

As a result of the direct ownership in Hangzhou Shiqu and its contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs for accounting purposes, and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Revenue contributed by the VIEs accounted for 26.3%, 25.3% and 35.1% of our total revenues for the fiscal years of 2023, 2024 and 2025, respectively. However, neither MOGU Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIEs contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law.

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

Our business operations and financial results are also affected by the risks and uncertainties arising from the interpretation and enforcement of PRC laws, rules and regulations, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Related to Doing Business in China— The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.”

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

In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which represents the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, there remain uncertainties in the enforcement of the Statement of Protocol. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous PCAOB determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As such, we were not identified as a “Commission-Identified Issuer” under the HFCAA for the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2024 and we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended March 31, 2025.

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

The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3D. Key Information—Risk Factors— Risks Related to Doing Business in China—The PCAOB had historically in years prior to 2023 been unable to inspect registered public accounting firms located in mainland China (including our auditor). The inability of the PCAOB to conduct inspections over these firms, including our auditor, in the past had deprived our investors with the benefits of such inspections.” and “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—If the PCAOB is unable to continue to inspect or investigate completely registered public accounting firms located in mainland China for two consecutive years in the future, our ADSs will be prohibited from trading in the United States under the HFCAA in the future. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

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

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On April 4, 2020, the CAC held a press conference and limited the above Operators to telecommunications, finance, national defense and other industries related to national security, which is not the industry we are engaged in. Moreover, as of the date of this annual report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions of approvals by the CAC. However, it remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. See “Item 3D. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and international laws relating to data privacy and cyber security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, effective on March 31, 2023. Pursuant to the Filing Measures, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates an offering or listing of its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents. Based on the above-mentioned laws and regulations, as of the date of this annual report, as advised by King & Wood Mallesons, our PRC legal counsel, we are an existing enterprise defined by the Filing Measures. An existing enterprise is not required to file with the CSRC immediately, and the filing shall be made as required if we involve refinancing and other filing matters in the future. However, the interpretation and application of the regulations remain unclear and the relevant regulations are quickly evolving. We cannot assure you that CSRC, would reach the same conclusion in the future. See “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

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

Condensed Consolidated Statements of Operations

	For the Year Ended March 31, 2025
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	1,965	89,753	49,515	—	141,233
Inter-company revenues(1)	—	—	7,473	14,528	(22,001)	—
Third-party costs and expenses(2)	(3,183)	(6,359)	(136,652)	(101,272)	—	(247,466)
Inter-company costs and expenses(1)	—	—	(14,528)	(7,473)	22,001	—
Third-party other operating income/(expenses)	885	(1,268)	3,420	2,056	—	5,093
Inter-company other operating (expenses)/income(3)	—	—	(72,600)	72,600	—	—
Share of (loss)/income from subsidiaries and VIEs(4)	(54,268)	(54,256)	60,100	—	48,424	—
(Loss)/income from non-operations	(5,991)	5,717	8,778	32,902	—	41,406
(Loss)/gain before income tax expense	(62,557)	(54,201)	(54,256)	62,856	48,424	(59,734)
Income tax expense	—	(67)	—	(772)	—	(839)
Net (loss)/gain	(62,557)	(54,268)	(54,256)	62,084	48,424	(60,573)
Net gain attributable to non-controlling interests	—	—	—	1,984	—	1,984
Net (loss)/gain attributable to ordinary shareholders	(62,557)	(54,268)	(54,256)	60,100	48,424	(62,557)

	For the Year Ended March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	474	119,253	40,617	—	160,344
Inter-company revenues(1)	—	—	10,954	13,145	(24,099)	—
Third-party costs and expenses(2)	(2,362)	(7,428)	(150,083)	(92,427)	—	(252,300)
Inter-company costs and expenses(1)	—	—	(13,145)	(10,954)	24,099	—
Third-party other operating income/(expenses)	3,892	(2,842)	8,855	2,879	—	12,784
Inter-company other operating (expenses)/income(3)	—	—	(5,500)	5,500	—	—
Share of loss from subsidiaries and VIEs(4)	(60,288)	(51,806)	(25,894)	—	137,988	—
(Loss)/income from non-operations	(527)	1,422	3,748	5,952	—	10,595
Loss before income tax expense	(59,285)	(60,180)	(51,812)	(35,288)	137,988	(68,577)
Income tax (expense)/benefit	—	(108)	6	1,720	—	1,618
Net loss	(59,285)	(60,288)	(51,806)	(33,568)	137,988	(66,959)
Net loss attributable to non-controlling interests	—	—	—	(7,674)	—	(7,674)
Net loss attributable to ordinary shareholders	(59,285)	(60,288)	(51,806)	(25,894)	137,988	(59,285)

	For the Year Ended March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	293	170,811	60,972	—	232,076
Inter-company revenues(1)	—	—	13,546	26,785	(40,331)	—
Third-party costs and expenses(2)	(53,206)	(8,717)	(175,669)	(189,199)	—	(426,791)
Inter-company costs and expenses(1)	—	—	(26,786)	(13,545)	40,331	—
Third-party other operating income/(expense)	8,351	(15,619)	9,613	4,922	—	7,267
Inter-company other operating (expenses)/income(3)	(86,381)	89,731	(21,000)	17,650	—	—
Share of loss from subsidiaries and VIEs(4)	(38,453)	(106,161)	(73,784)	—	218,398	—
(Loss)/income from non-operations	(16,717)	2,114	3,788	9,874	—	(941)
Loss before income tax expense	(186,406)	(38,359)	(99,481)	(82,541)	218,398	(188,389)
Income tax (expense)/benefit	—	(94)	(6,680)	8,757	—	1,983
Net loss	(186,406)	(38,453)	(106,161)	(73,784)	218,398	(186,406)
Net loss attributable to non-controlling interests	—	—	—	(8,422)	—	(8,422)
Net loss attributable to ordinary shareholders	(186,406)	(38,453)	(106,161)	(65,362)	218,398	(177,984)

(1)
It represents the elimination of the intercompany service charge and other operating activities at the consolidation level. For the years ended March 31, 2023, 2024 and 2025, the service fees of variable interest entities charged by the related primary beneficiaries were RMB8.4 million, RMB5.8 million and RMB3.9 million, respectively.
(2)
It includes the amortization of intangible assets and impairment of goodwill and long-lived assets of RMB144.7 million, RMB11.8 million and RMB18.1 million for the years ended March 31, 2023, 2024 and 2025.
(3)
It represents the elimination of the write-off certain intercompany balances relating to other subsidiaries, primary beneficiaries of variable interest entities and variable interest entities.
(4)
It represents the elimination of the investment among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.

Condensed Consolidated Balance Sheets

	As of March 31, 2025
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	954	17,955	17,626	45,486	—	82,021
Restricted cash	—	—	—	511	—	511
Short-term investments	2,777	63,547	—	231,247	—	297,571
Inventories, net	—	—	1	10	—	11
Loan receivables, net	—	—	—	31,108	—	31,108
Prepayments, receivables and other current assets	34,417	245	6,776	17,770	—	59,208
Amounts due from related party	—	—	14,629	502	—	15,131
Amounts due from intercompany (6)	1,063,552	70,133	1,460,151	71,849	(2,665,685)	—
Property and equipment, net	—	12	41,410	239,855	—	281,277
Intangible assets, net	—	199	400	119	—	718
Right-of-use assets	—	—	941	—	—	941
Investments	10,346	—	—	39,625	—	49,971
Other non-current assets	—	67	244	39,448	—	39,759
Investment in subsidiaries and VIEs (5)	—	457,339	—	—	(457,339)	—
Total assets	1,112,046	609,497	1,542,178	717,530	(3,123,024)	858,227
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	—	210	3,934	356	—	4,500
Salaries and welfare payable	—	—	4,860	3,013	—	7,873
Advances from customers	—	—	1	56	—	57
Taxes payable	—	—	593	2,551	—	3,144
Amounts due to related parties	—	—	1,896	1,581	—	3,477
Current portion of lease liabilities	—	—	620	—	—	620
Accruals and other current liabilities	967	43,662	14,000	242,575	—	301,204
Amounts due to intercompany (6)	104,015	1,063,734	48,848	1,449,088	(2,665,685)	—
Share of investment in subsidiaries and VIEs (5)	498,109	—	1,009,735	—	(1,507,844)	—
Non-current lease liabilities	—	—	352	—	—	352
Total liabilities	603,091	1,107,606	1,084,839	1,699,220	(4,173,529)	321,227
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’equity/(deficit) (5)	508,955	(498,109)	457,339	(1,009,735)	1,050,505	508,955
Non-controlling interests	—	—	—	28,045	—	28,045
Total shareholders’ equity/(deficit) (5)	508,955	(498,109)	457,339	(981,690)	1,050,505	537,000
Total liabilities and shareholders’ equity/(deficit)	1,112,046	609,497	1,542,178	717,530	(3,123,024)	858,227

	As of March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	1,875	117,272	70,601	169,039	—	358,787
Restricted cash	—	—	—	511	—	511
Short-term investments	—	9,377	—	51,935	—	61,312
Inventories, net	—	—	12	86	—	98
Loan receivables, net	—	—	—	31,564	—	31,564
Prepayments and other current assets	50	818	10,482	43,606	—	54,956
Amounts due from related party	—	—	—	587	—	587
Amounts due from intercompany (6)	1,091,375	70,089	1,516,370	70,620	(2,748,454)	—
Property and equipment, net	—	50	35,921	263,770	—	299,741
Intangible assets, net	—	220	553	176	—	949
Right-of-use assets	—	—	2,576	—	—	2,576
Goodwill	—	—	—	—	—	—
Investments	35,086	—	—	46,722	—	81,808
Other non-current assets	—	—	13,473	32,000	—	45,473
Investment in subsidiaries and VIEs (5)	—	503,567	—	—	(503,567)	—
Total assets	1,128,386	701,393	1,649,988	710,616	(3,252,021)	938,362
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	—	—	—	—	—	—
Accounts payable	—	208	6,262	392	—	6,862
Salaries and welfare payable	—	125	5,232	1,579	—	6,936
Advances from customers	—	—	151	56	—	207
Taxes payable	—	—	236	1,049	—	1,285
Amounts due to related parties	—	—	3,943	1,398	—	5,341
Current portion of lease liabilities	—	—	1,888	—	—	1,888
Accruals and other current liabilities	879	41,753	10,527	246,158	—	299,317
Amounts due to intercompany (6)	104,015	1,093,107	47,575	1,503,757	(2,748,454)	—
Share of investment in subsidiaries and VIEs (5)	433,800	—	1,069,834	—	(1,503,634)	—
Non-current lease liabilities	—	—	773	—	—	773
Deferred tax liabilities	1,299	—	—	—	—	1,299
Total liabilities	539,993	1,135,193	1,146,421	1,754,389	(4,252,088)	323,908
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders’equity/(deficit) (5)	588,393	(433,800)	503,567	(1,069,834)	1,000,067	588,393
Non-controlling interests	—	—	—	26,061	—	26,061
Total shareholders’ equity/(deficit) (5)	588,393	(433,800)	503,567	(1,043,773)	1,000,067	614,454
Total liabilities and shareholders’ equity/(deficit)	1,128,386	701,393	1,649,988	710,616	(3,252,021)	938,362

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

Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2025
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	6,068	(6,068)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(1,596)	(28,230)	29,826	—	—
Operating activities with external parties	(4,107)	(49,077)	(33,943)	19,211	—	(67,916)
Net cash (used in)/provided by operating activities	(4,107)	(50,673)	(56,105)	42,969	—	(67,916)
Investment in intercompany (9)	—	(7,189)	—	—	7,189	—
Receipt of loans repayment from subsidiaries	41,910	—	—	—	(41,910)	—
Other investing activities	(37,902)	553	(4,059)	(166,522)	—	(207,930)
Net cash provided by/(used in) investing activities	4,008	(6,636)	(4,059)	(166,522)	(34,721)	(207,930)
Capital contribution from Group companies (9)	—	—	7,189	—	(7,189)	—
Repayment of loan from Group companies	—	(41,910)	—	—	41,910	—
Other financing activities	(822)	—	—	—	—	(822)
Net cash (used in)/provided by financing activities	(822)	(41,910)	7,189	—	34,721	(822)

	For the Year Ended March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	7,625	(7,625)	—	—
Inter-company (payments)/receipts for other operating activities (8)	(7,384)	7,465	(41,117)	41,036	—	—
Operating activities with external parties	(3,193)	(3,856)	(17,776)	(15,636)	—	(40,461)
Net cash (used in)/provided by operating activities	(10,577)	3,609	(51,268)	17,775	—	(40,461)
Other investing activities	(2,216)	(10,657)	101,175	(108,068)	—	(19,766)
Net cash (used in)/provided by investing activities	(2,216)	(10,657)	101,175	(108,068)	—	(19,766)
Net cash (used in)/provided by financing activities	—	—	—	—	—	—

	For the Year Ended March 31, 2023
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	4,561	(4,561)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(1,151)	(113,171)	114,322	—	—
Operating activities with external parties	(1,712)	(3,019)	21,251	(26,610)	—	(10,090)
Net cash (used in)/provided by operating activities	(1,712)	(4,170)	(87,359)	83,151	—	(10,090)
Receipt of loans repayment from subsidiaries	19,311	—	—	—	(19,311)	—
Other investing activities	(5,947)	6,477	37,289	(37,211)	—	608
Net cash provided by/(used in) investing activities	13,364	6,477	37,289	(37,211)	(19,311)	608
Repayment of loan from Group companies	—	(19,311)	—	—	19,311	—
Other financing activities	(1,333)	(10,731)	—	—	—	(12,064)
Net cash (used in)/provided by financing activities	(1,333)	(30,042)	—	—	19,311	(12,064)

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

The following table presents the amounts of cash transfers, dividends and distributions between MOGU Inc. (parent company), the VIEs, and other subsidiaries for the years ended March 31, 2023, 2024 and 2025, respectively. See “Item 3. Key Information – Supplemental Financial Information Related to the VIEs.” and “Item 18. Financial Statements.”

	For the Year Ended March 31,
	2023	2024	2025
	(RMB, in thousands)
Cash paid by VIEs to PRC subsidiaries under service agreements(1)	(4,561)	(7,625)	(6,068)
Cash received by VIEs from Hong Kong and PRC subsidiaries for other operating activities(2)	114,322	41,036	29,826
Loans paid to MOGU Inc. from Hong Kong subsidiaries(3)	(19,311)	—	(41,910)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(4)	—	—	7,189

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

For the years ended March 31, 2023, 2024 and 2025, no dividends or distributions were made to MOGU Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange (the “SAFE”). For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local branches of the SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in mainland China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment (“SAFE Circular 28”). Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and the SAFE or its local branches. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds.

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

For the years ended March 31, 2023, 2024 and 2025, no assets other than cash were transferred within our organization. In addition, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

A.
Reserved

B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face. The operational risks associated with being based in and having operations in mainland China also apply to operations in the special administrative region of Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong, which operates under different sets of laws from mainland China. However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.” in this annual report.

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

•
Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and transformation strategies.

Risks Related to Our Corporate Structure

We are considered to be the primary beneficiary of the VIEs (have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and substantially deriving the related economic risks and benefits of these entities) through the contractual arrangements and, accordingly, we consolidate the financial results of the VIEs under U.S. GAAP for accounting purposes; however, the contractual arrangements have not been tested in a court of law and are subject to significant risks, including:

•
If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 45.
•
We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 45.
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 50.
•
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 45.
•
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs are subject to additional taxes, which could negatively affect our financial condition and the value of your investment. See “—Risks Related to Doing Business in China—The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.” on page 48.
•
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 45.
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

Risks Related to Doing Business in China

•
The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 50.
•
The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process. See “— Risks Related to Our Corporate Structure — If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our rights under the contractual agreements in those operations, which may cause the value of our ADSs to significantly decline or become worthless.” on page 44.
•
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
•
Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 50.
•
Rules and regulations, including those governing the internet industry, in China are relatively new and quickly evolving. Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations and the fact that rules and regulations in mainland China can change quickly with little advance notice could adversely affect us. Such uncertainties could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 50.
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

To achieve revenue growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost-effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully. We recorded net losses of RMB186.4 million, RMB67.0 million and RMB60.6 million (US$8.3 million) for the years ended March 31, 2023, 2024 and 2025, respectively.

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

Our revenues decreased by 31.2% from RMB337.5 million in the year ended March 31, 2022 to RMB232.1 million in the year ended March 31, 2023, decreased by 30.9% from RMB232.1 million in the year ended March 31, 2023 to RMB160.3 million in the year ended March 31,2024 and decreased by 11.9% from RMB160.3 million in the year ended March 31, 2024 to RMB141.2 million (US$19.5 million) in the year ended March 31, 2025. We incurred net losses of RMB186.4 million, RMB67.0 million and RMB60.6 million (US$8.3 million) in the years ended March 31, 2023, 2024 and 2025, respectively. Our KOL-driven, LVB-focused business model has negatively affected our ability to achieve growth and profitability in the last two years, and we may not be able to generate enough revenue to achieve growth or profitability for the foreseeable future. There can be no assurance that we will be able to achieve either revenue growth or profitability under our current business model.

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

In the years ended March 31, 2023, 2024 and 2025, our top-10 KOLs contributed 75.7%, 80.4% and 84.4% of our total GMV, respectively. The popularity of our KOLs is a significant driver of our growth in active buyers through LVB, which in turn drives our GMV and revenue. KOLs with more fans are able to reach a wider audience when they promote or sell products on their LVB, and they also tend to attract more merchants to our platform for partnership opportunities. As of March 31, 2023, 2024 and 2025, our top-10 KOLs had 29.0%, 31.0% and 39.5% of the total number of fans of all of our KOLs, respectively.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platform. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB67.7 million,RMB67.4 million and RMB58.0 million (US$8.0 million) in sales and marketing expenses in the fiscal years ended March 31, 2023, 2024 and 2025, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our margin.

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

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business and transformation strategies.

Changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. In recent years, the U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and has recently taken steps toward restricting trade in certain goods. Escalating tensions between China and the U.S. could fuel consumer sentiment favoring the boycott of Chinese products, potentially harming brand reputation. U.S. policies may disrupt global logistics, such as stricter customs inspections leading to clearance delays. Additionally, shipping routes between China and the U.S. could be impacted by geopolitical tensions, resulting in increased transportation costs, extended delivery times, and potential declines in customer satisfaction.

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including imposition of new tariffs and other trade restrictions that could affect cross-border commerce. On February 1, 2025, the United States imposed additional 10% tariffs on Chinese imports, which China responded with retaliatory tariffs on selected U.S.-origin goods, and the U.S. announced tariffs of 25% on imports from Canada and Mexico, the implementation of which were subsequently delayed for one month following negotiations with Canada and Mexico. On March 4, 2025, these tariffs of 25% on imports of Canadian and Mexican products became effective, and the U.S. imposed additional tariffs of 10% on imports from China, on top of those imposed on February 1, 2025, and Canada and China responded with tariffs on additional U.S.-origin goods. In addition, on February 7, 2025, the United States suspended the de minis entry, which goods from mainland China and Hong Kong are no longer benefit from the de minimis exemption for shipments with a retail value of $800 or less that are imported by one person in one day. On May 12, 2025, the U.S. issued a joint statement on trade with China. According to the announcement, the US suspended the implementation of a 24% tariff, and China also correspondingly suspended the implementation of a 24% tariff, within the initial 90 days. The U.S. has also recently threatened to increase port fees for Chinese-built or owned ships. The new U.S. administration has threatened to broadly impose tariffs on products from other countries, which could lead to corresponding punitive actions by the countries with which the U.S. trades.

As we are selling goods to customers globally, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries.

Any international trade policies and barriers to trade could ultimately result in to a trade war, which would have an adverse effect on manufacturing levels, trade levels and industries, including logistics, retail sales and other businesses and services that rely on trade, commerce and manufacturing. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and trading price of our ADSs.

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

We have material tangible assets and have incurred, and may in the future incur, goodwill and long-lived assets impairment charges.

We review our goodwill and long-lived assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. We test goodwill for impairment at least once a year. When such goodwill or long-lived assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We are required to record a significant charge in our financial statements during the period in which any impairment of goodwill or long-lived assets is determined. We had impairment of goodwill and long-lived assets of RMB84.7 million, RMB9.9 million and RMB18.0 million for the years ended March 31, 2023, 2024 and 2025, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and long-lived assets in the future or that such impairments will not be material. As of March 31, 2023, 2024 and 2025, the market capitalization of our company was lower than the carrying value of net assets of our company. In addition, weaker-than-expected operating results and cash flows performance in the future or other relevant factors could be considered triggers which would require a long-lived assets impairment assessment, and additional impairment charges could result and be recognized in future periods. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our business, financial condition and results of operations.

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

Our financial results could be adversely affected by our long-term investments.

We periodically review our investments in privately held companies and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of operations and comprehensive loss. For the years ended March 31, 2023, 2024 and 2025, we recognized impairment charges of RMB20.4 million, RMB1.4 million and RMB15.0 million, respectively, on the carrying value of our long-term investments. We may continue to incur impairment charges in the future, which could subject us to incur a further net loss.

As of March 31, 2025, our long-term investments included RMB7.8 million in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments at fair value. Our investments other than equity method are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

Determination of estimated fair value of these investments requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. While we have not experienced adjustments to our fair value estimates in the past, it is possible that new information comes to light related to our investment holdings in the future, and such adjustments could be material. We are unable to control these factors and an impairment charge that we recognized, especially untimely recorded, may adversely impact our financial results and share price.

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

In addition, the PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services. For example, on February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisements which took effective on May 1, 2023. The Measures for the Administration of Internet Advertisements stipulates the responsibility of the advertiser, for example, the promotion of commodities or services in the form of paid listings on the Internet must be prominently identified as advertisements, among other heightened obligations. On August 22,2024,the SAMR promulgate the Internet Advertising Identifiability Enforcement Guidelines. the Internet Advertising Identifiability Enforcement Guidelines enhances the operability of the relevant provisions of the Advertising Law, standardizing the advertising supervision and law enforcement on online services.

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

Our legal rights to certain of our owned properties may be defective and could be challenged or affected adversely by third parties, which could adversely affect our business and operations.

In August 2020 and January 2024, we purchased two office buildings located at the Hangzhou Zijingang Technology Zone. The construction of the office buildings has been completed in December of 2022.We are currently in the process of obtaining the property ownership certificates for these office building, but we have not obtained such certificate as of the date of this annual report. If we are unable to obtain the property ownership certificates, under applicable PRC property law, the property right of these office buildings may not be effectively transferred to us until it is registered by relevant registration authority, and therefore we may not have the full legal right to use, own or dispose these office buildings. Any challenge to our legal rights to these office buildings, if successful, could affect or interrupt our operations in such properties.

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

We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of May 31, 2025, options to purchase 2,971,027 ordinary shares as well as 1,250,100 restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of operations and comprehensive loss in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have identified material weaknesses in our internal controls over financial reporting. These material weaknesses may impair our ability to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2025 due to the material weaknesses identified. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” In addition, we ceased to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, since March 31, 2024. If our public float exceeds US$75 million, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During our initial public offering in 2018, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. This material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. To remedy this identified material weakness, we have implemented and plan to implement a number of measures to address it. The measures implemented included hiring additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and arranging our financial and accounting staff to attend external training courses to deepen their U.S GAAP and SEC reporting knowledge. We have also established financial reporting policies with clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. Furthermore, we will continue to further expedite and streamline our financial reporting process including (i) establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential misstatement to the consolidated financial statements, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in accordance with U.S. GAAP and SEC reporting requirements, (iii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, and (iv) enhancing our internal audit function and improve overall internal control. We also intend to continue to hire additional resources equipped with relevant U.S. GAAP and SEC reporting knowledge and experience. This material weakness did not result in any identified material misstatements to our financial statements.

Further, during the years ended March 31, 2024 and 2025, we and our independent registered public accounting firm identified the other two material weaknesses, which relate to:

•
Lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems. This material weakness did not result in any identified material misstatements to our financial statements, but resulted in a revision of our previously issued financial statements as of March 31, 2023. To remedy this material weakness, we have implemented certain controls to reconcile the significant accounts and transactions between our accounting system and our operation system and investigate the reconciliation items identified. We plan to continue to (i) enhance the design of the reconciliation of significant accounts and transactions between our accounting system and our operation systems by implementing controls to identify and investigate manual adjustments to operation systems as part of the reconciliation, and (ii) enhance training of our finance personnel who is responsible for the reconciliations.
•
Lack of periodic review of high-risk activities in the accounting system, including the super user account’s operations and program and data changes. To remedy this material weakness, we plan to implement a control to periodically review the high-risk activities in the accounting system, including the super user account’s operations and program and data changes. This material weakness did not result in any identified material misstatements to our financial statements.

However, the foregoing remediation measures have not been fully implemented and we concluded that these material weaknesses in our internal control over financial reporting have not been remediated as of March 31, 2025.

While we intend to fully address these material weaknesses in our internal control over financial reporting, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

During documentation and testing of our internal control procedures, to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we continue to fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we will not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we continue to fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

During the fiscal years ended March 31, 2023, 2024 and 2025 and through the date of this annual report, neither the Company nor any of its subsidiaries has paid dividends or made distributions to U.S. investors. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

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

On August 22, 2022, we were identified by the SEC as a “Commission-Identified Issuer” following the filing of our Form 20-F for the fiscal year ended March 31, 2022 with the SEC on July 15, 2022. On December 15, 2022, the PCAOB issued a report that vacated its previous PCAOB determinations. Accordingly, we are currently not at risk of having our ADSs subject to a trading prohibition under the HFCAA as we do not expect to be identified as a “Commission-Identified Issuer” after we file this annual report on Form 20-F for the fiscal year ended March 31, 2025.

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

In May 2020, our board of directors authorized a new repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from May 28, 2020 through May 27, 2021. In September 2020, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from September 13, 2020 through September 12, 2021. In August 2021, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from August 27, 2021 through August 26, 2022. In September 2022, our board of directors further authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over the period from September 9, 2022 through August 31, 2023. In May 2024, our board of directors further authorized another repurchase of up to US$8 million of the ADSs or our ordinary shares over the period from May 13, 2024 through May 12, 2025. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” for details of our share repurchase transactions pursuant to these share repurchase programs for the fiscal year ended March 31, 2025. Although our board of directors has authorized share repurchase programs and can authorized additional share repurchase programs in the future, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

As of May 31, 2025, Mr. Qi Chen, our co-founder, the chairman of our board of directors, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 12.4% of our total issued and outstanding share capital and 80.9% of our aggregate voting power as of May 31, 2025. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2025 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

In August 2020, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million), on which we have paid installment payments. The office building has been completed in December of 2022. We began business operations in this office building from October 2023.

On July 26, 2021, we acquired Ruisha Technology by increasing our share of equity interests to 59.6%.

On March 28, 2022, we changed the ratio of our ADS from one ADS represents twenty-five Class A common shares to one ADS represents three hundred Class A common shares.

In January 2024, we signed an agreement to purchase an office building located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB77.7 million (US$10.8 million), on which we have paid installment payments. The office building has been completed in December of 2022.

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

Users access our platform primarily through mobile applications, including our flagship Mogujie mobile app, as well as through our Mini Programs on Weixin. Our highly engaged user base primarily consists of young females between the ages of 25 and 35. In March 2025, on average, an active buyer through LVB on our platform spent over 35 minutes per day watching our live video broadcasts, and 96% of them repurchased within 30 days of their initial purchase. If an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.

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

We have invested in LVB host incubation programs that help us expand our LVB host talent pool and increase the popularity of LVB hosts. We have a bottom-heavy LVB host tier system, where we attract new LVB hosts from all walks of life to stream on our platform, and we discover and cultivate new LVB hosts with potential for building a large fan base and promoting product sales. Leveraging our experience in LVB host incubation, we cultivate and support our LVB hosts in many ways, including user traffic diversion that matches the LVB host’s popularity, continuing guidance on effective viewer interactions during LVB, supply chain support for products sold by the LVB host, user or fan data analytics, branding partnerships with our merchant partners, and otherwise promoting the LVB host in multiple media channels. In our internal system, we define LVB hosts who have achieved a certain level of fan following and product sales as established LVB hosts. Established LVB hosts typically possess loyal fan base, professional sales capability, and proven content creation know-how. The number of established LVB hosts are 165, 129 and 108 as of March 31, 2023, 2024 and 2025.

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

We strive to provide our users with the broadest range of high-quality and engaging original content, catering to both popular and niche tastes in fashion and helping users relate to fashion, and our content broadly revolves around different fashion and lifestyle topics, such as fashion and lifestyle tips, try-outs and reviews. We facilitated KOLs and users in generating content on our platform, and the content is available in a variety of multi-media formats, including:

•
Live Video Broadcasts. Live video broadcasts are mostly hosted by our KOLs and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB5.9 billion, RMB5.1 billion and RMB3.5 billion (US$0.5 billion) to our total GMV for the years ended March 31, 2023, 2024 and 2025. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. While watching these live video broadcasts, users can interact with the LVB hosts in real time through embedded instant messaging tools, and conveniently purchase products promoted by the LVB hosts within the same interface.
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

Intellectual Property

Our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and other intellectual property are critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, KOLs, third-party merchants business customers and others to protect our proprietary rights. As of March 31, 2025, we own 25 registered patent, 1,154 registered trademarks in the PRC, copyrights to 256 software programs developed by us relating to various aspects of our operations, and 207 registered domain names, including mogu.com, mogujie.com and meilishuo.com.

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

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report:

Notes:

(1)
Represents (i) 220,151,966 Class B ordinary shares and 58.7% voting rights held by Elevenhalf MG International Limited, a BVI business company, (ii) 83,082,038 Class B ordinary shares and 22.2% voting rights held by Elevenhalf MG Holding Limited, a BVI business company, (iii) 896,168 ADSs (representing 268,850,400 Class A ordinary shares) and 2.4% voting rights acquired on the open market from September 7, 2022 to January 9, 2024 held by Mr. Qi Chen, and (iv) 10,672,523 Class A ordinary shares, representing 0.1% voting right acquired from an independent third party through arm’s-length negotiation. Eleven half MG International Limited and Eleven half MG Holding Limited are ultimately owned by SharkBay Captain Trust. Mr. Chen is the settlor of SharkBay Captain Trust, and Mr. Chen and others designated by Mr. Chen are its beneficiaries. Under the terms of the trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Eleven half MG International Limited and Eleven half MG Holding Limited in our company. The registered address of Eleven half MG International Limited and Eleven half MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
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

(6)
Represents (i) 107,643,285 Class A ordinary shares and 1.0% voting rights held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) and 0.2% voting rights acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei, and (iii) 140,487 ADSs (representing 42,146,100 Class A ordinary shares) and 0.4% voting rights acquired from an independent third party through arm’s-length negotiation on January 9, 2024. Exceed Intelligence Limited is a BVI company. Exceed Intelligence Limited is ultimately owned by Mr. Wei. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. For more details about the voting rights, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

(7)
Represents aggregate 570,109,512 Class A ordinary shares and 5.1% voting rights held by shareholders each of which beneficially own less than 5% of our total outstanding shares.

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

D.
Property, Plant and Equipment

We are headquartered in Hangzhou, China, and we have leased an aggregate of approximately 1,000 square meters of office space in Lishui as of March 31, 2025. We lease our premises in Lishui under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2025 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Lishui, China	1	Office	3

In August 2020, we signed an agreement to purchase an office building of approximately 19,000 square meters located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB209.0 million (US$31.9 million). The office building has been completed in December 2022. We began business operations in this office building from October 2023.

In January 2024, we signed an agreement to purchase an office building of approximately 7,067 square meters located at the Hangzhou Zijingang Technology Zone for a total consideration of RMB77.7 million (US$10.8 million). The office building has been completed in December of 2022.

As of the date of this annual report, we have not obtained the property ownership certificates for these office buildings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our legal rights to certain of our owned properties may be defective and could be challenged or affected adversely by third parties, which could adversely affect our business and operations.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors.” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years of 2023, 2024 and 2025 are to the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

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

Our GMV associated with LVB was RMB5.9 billion, RMB5.1 billion and RMB3.5 billion for the years ended March 31, 2023, 2024 and 2025, respectively. Our active buyers through LVB were 1.6 million, 1.3 million and 0.9 million for the years ended March 31, 2023, 2024 and 2025, respectively. Our established LVB hosts were 165, 129 and 108 as of March 31, 2023, 2024 and 2025, respectively.

Our total GMV was RMB6.1 billion, RMB5.2 billion and RMB3.6 billion for the years ended March 31, 2023, 2024 and 2025, respectively. Our total revenues were RMB232.1 million, RMB160.3 million and RMB141.2 million (US$19.5 million) for the years ended March 31, 2023, 2024 and 2025, respectively.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Revenues
Commission revenues	147,514	63.6	109,742	68.4	74,697	10,294	52.9
Financing solutions revenues	12,947	5.6	10,267	6.4	7,876	1,085	5.6
Technology service revenues	58,867	25.4	33,288	20.8	51,236	7,061	36.3
Other revenues	12,748	5.4	7,047	4.4	7,424	1,023	5.2
Total revenues	232,076	100.0	160,344	100.0	141,233	19,463	100.0

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

Other revenues. Our other revenues primarily consist of marketing services revenues, logistic services revenue, promotion services revenue, online direct sales revenues, and others.

Costs and expenses

The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(113,884)	26.7	(91,191)	36.1	(84,762)	(11,681)	34.3
Sales and marketing expenses	(67,709)	15.9	(67,391)	26.7	(57,953)	(7,986)	23.4
Research and development expenses	(37,068)	8.7	(26,724)	10.6	(29,967)	(4,130)	12.1
General and administrative expenses	(63,445)	14.9	(55,148)	21.9	(56,675)	(7,810)	22.9
Amortization of intangible assets	(59,992)	14.1	(1,901)	0.8	(156)	(21)	0.0
Impairment of goodwill and long-lived assets	(84,693)	19.7	(9,945)	3.9	(17,953)	(2,474)	7.3
Total costs and expenses	(426,791)	100.0	(252,300)	100.0	(247,466)	(34,102)	100.0

Cost of revenues. Costs of revenues primarily consist of payroll costs including share-based compensation expenses, information technology related expenses, outsourcing cost, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

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

Amortization of intangible assets. We incur expenses for the amortization of our intangible assets, which primarily consist of our customer relationship and technology that were acquired in our business combinations with Ruisha Technology in 2021, as well as the amortization of the intangible assets recorded as a result of the business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2024 and 2025, the net carrying amount of our intangible assets was RMB0.9 million and RMB0.7 million (US$0.1 million).

Impairment of goodwill and long-lived assets. We recorded goodwill in connection with the excess of the purchase price over the fair value of the identifiable assets and the liabilities acquired in our business combinations with Meilishuo in 2016 and Ruisha Technology in 2021. For the year ended March 31, 2023, impairment charges relating to goodwill and certain long-lived assets totaling RMB84.7 million were recorded. For the year ended March 31, 2024, impairment charges relating to intangible assets of RMB9.9 million were recorded. For the year ended March 31, 2025, impairment charges relating to property and equipment was RMB18.0 million (US$2.5 million). For further information, see Notes 10 and 11 to our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income, net	7,267	(100.0)	12,784	(100.0)	5,093	702	(100.0)

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rates regime. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries had not generated any assessable income in fiscal years of 2023, 2024 and 2025.

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

Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of the VIEs, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and were valid for another three years from 2019 to 2022. The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and was valid for another three years from 2022 to 2024. The HNTE certificate of Hangzhou Juangua was renewed in 2024 and is valid from 2024 to 2026. Currently, Hangzhou Shiqu is still applying for the renewal in 2025.

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

On December 16, 2021, Ruisha Technology, a subsidiary of Hangzhou Juangua, and Lishui Juanfu Network Technology Co., Ltd., or Lishui Juanfu, a subsidiary of Hangzhou Shiqu, obtained their HNTE certificates with a valid period of three years. Therefore, Ruisha Technology and Lishui Juanfu are eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent that they have taxable income under the EIT Law and as long as they maintain the HNTE qualification and duly conduct relevant filing procedures under the EIT Law with the relevant tax authority. The HNTE certificate of Lishui Juanfu was expired in 2024. The HNTE certificate of Ruisha Technology was renewed in 2024 and is valid from 2024 to 2026.

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

	For the Year Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	147,514	63.6	109,742	68.4	74,697	10,294	52.9
Financing solutions revenues	12,947	5.6	10,267	6.4	7,876	1,085	5.6
Technology service revenues	58,867	25.4	33,288	20.8	51,236	7,061	36.3
Other revenues	12,748	5.4	7,047	4.4	7,424	1,023	5.2
Total revenues	232,076	100.0	160,344	100.0	141,233	19,463	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(113,884)	(49.0)	(91,191)	(56.9)	(84,762)	(11,681)	(60.1)
Sales and marketing expenses(1)	(67,709)	(29.2)	(67,391)	(42.0)	(57,953)	(7,986)	(41.0)
Research and development expenses(1)	(37,068)	(16.0)	(26,724)	(16.7)	(29,967)	(4,130)	(21.2)
General and administrative expenses(1)	(63,445)	(27.3)	(55,148)	(34.4)	(56,675)	(7,810)	(40.1)
Amortization of intangible assets	(59,992)	(25.9)	(1,901)	(1.2)	(156)	(21)	(0.1)
Impairment of goodwill and long-lived assets	(84,693)	(36.5)	(9,945)	(6.2)	(17,953)	(2,474)	(12.7)
Other income, net	7,267	3.1	12,784	8.0	5,093	702	3.6
Loss from operations	(187,448)	(80.8)	(79,172)	(49.4)	(101,140)	(13,937)	(71.6)
Interest income	17,389	7.5	12,719	7.9	5,905	814	4.2
Interest expense	(598)	(0.3)	(191)	(0.1)	(1)	—	—
(Loss)/Gain from investments, net	(18,615)	(8.0)	953	0.6	38,050	5,243	26.9
Loss before income tax and share of results of equity investee	(189,272)	(81.6)	(65,691)	(41.0)	(57,186)	(7,880)	(40.5)
Income tax benefits/(expense)	1,983	0.9	1,618	1.0	(839)	(116)	(0.6)
Share of results of equity investee	883	0.4	(2,886)	(1.8)	(2,548)	(351)	(1.8)
Net loss	(186,406)	(80.3)	(66,959)	(41.8)	(60,573)	(8,347)	(42.9)

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(1,448)	(490)	(68)	(9)
Sales and marketing expenses	(3,398)	(439)	(27)	(4)
Research and development expenses	(862)	(319)	(117)	(16)
General and administrative expenses	(7,855)	(3,342)	(627)	(86)
Total	(13,563)	(4,590)	(839)	(115)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and the VIEs for the years and as of the date indicated:

	Revenues(1)			Total Assets(1)
	For the Year Ended March 31,			As of March 31,
	2023	2024	2025	2025
MOGU Inc. and its wholly-owned subsidiaries	73.7%	74.7%	64.9%	24.8%
VIEs	26.3%	25.3%	35.1%	75.2%
Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)
The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the VIEs.

Year ended March 31, 2025 compared to year ended March 31, 2024

Revenues

Our revenues decreased by 11.9% from RMB160.3 million in the year ended March 31, 2024 to RMB141.2 million (US$19.5 million) in the year ended March 31, 2025.

Our commission revenues decreased by 31.9% from RMB109.7 million in the year ended March 31, 2024 to RMB74.7 million (US$10.3 million) in the year ended March 31, 2025, primarily attributable to the lower GMV due to the heightened competitive environment.

Our revenues from financing solutions services decreased by 23.3% from RMB10.3 million in the year ended March 31, 2024 to RMB7.9 million (US$1.1 million) in the year ended March 31, 2025, primarily due to the decrease in service fees of loans to users in line with the lower GMV.

Our revenues from technology services increased by 53.9% from RMB33.3 million in the year ended March 31, 2024 to RMB51.2 million (US$7.1 million) in the year ended March 31, 2025, primarily attributable to an increase in software development service revenue.

Our other revenues increased by 5.3% from RMB7.0 million in the year ended March 31, 2024 to RMB7.4 million (US$1.0 million) in the year ended March 31, 2025, primarily due to the increase of service revenue through providing advertising and promotion services through KOLs to brands, online retailers and other merchants on social media platforms.

Costs and expenses

Our total costs and expenses decreased by 1.9% from RMB252.3 million in the year ended March 31, 2024 to RMB247.5 million (US$34.1 million) in the year ended March 31, 2025.

Cost of revenues. Our costs of revenues decreased by 7.1% from RMB91.2 million in the year ended March 31, 2024 to RMB84.8 million (US$11.7 million) in the year ended March 31, 2025. The decrease was primarily due to a decrease in IT-related expenses of RMB5.1 million and payment handling costs of RMB2.2 million, in relation to the overall reduction in revenue, partially offset by an increase in payroll cost of RMB1.0 million.

Sales and marketing expenses. Our sales and marketing expenses decreased by 14.0% from RMB67.4 million in the year ended March 31, 2024 to RMB58.0 million (US$8.0 million) in the year ended March 31, 2025. The decrease was primarily due to a decrease in spending on branding and user acquisition activities of RMB7.6 million.

Research and development expenses. Our research and development expenses increased by 12.1% from RMB26.7 million in the year ended March 31, 2024 to RMB30.0 million (US$4.1 million) in the year ended March 31, 2025, primarily due to an increase in payroll expense resulted from the increase in R&D headcount of Ruisha Technology and year end bonus given the increase in technology service revenue.

General and administrative expenses. Our general and administrative expenses increased by 2.8% from RMB55.1 million in the year ended March 31, 2024 to RMB56.7 million (US$7.8 million) in the year ended March 31, 2025, primarily due to an increase of professional service fee, daily operation fees and expected credit loss expense of RMB7.1 million, partially offset by a decrease in payroll cost of RMB5.3 million mainly in relation to the decrease of share-based compensation.

Amortization of intangible assets. Our amortization of intangible assets decreased by 91.8% from RMB1.9 million in the year ended March 31, 2024 to RMB0.2 million (US$0.02 million) in the year ended March 31, 2025, primarily because the majority of the intangible assets recorded in connection with the acquisition of Ruisha Technology had been fully impaired as of March 31, 2024.

Impairment of long-lived assets. Our impairment of goodwill and intangible assets increased by 80.5% from RMB9.9 million in the year ended March 31, 2024 to RMB18.0 million (US$2.5 million) in the year ended March 31, 2025, due to the cyclical fluctuations of the real estate market.

Other income, net

Other income, net. Our other net income decreased by 60.2% from RMB12.8 million in the year ended March 31, 2024 to RMB5.1 million (US$0.1 million) in the year ended March 31, 2025, primarily due to the decrease in government grants of RMB0.9 million, merchant penalty income of RMB1.4 million, refund from depositary bank of RMB1.0 million as well as written-off of long-aged payables of RMB3.8 million.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB101.1 million (US$13.9 million) in the year ended March 31, 2025, compared to loss from operations of RMB79.2 million in the year ended March 31, 2024.

Interest income

Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income was RMB5.9 million (US$0.8 million) in the year ended March 31, 2025, compared to RMB12.7 million in the year ended March 31, 2024.

Interest expense

Interest expense represents interest paid for short-term borrowing from financial institutions. Our interest expense was nil in the year ended March 31, 2025, compared to RMB0.2 million in the year ended March 31, 2024.

Gain from investments, net

We had a net gain from investments of RMB38.1 million (US$5.2 million) in the year ended March 31, 2025, as compared to a net gain from investments of RMB1.0 million in the year ended March 31, 2024.

Income tax (expenses)/benefits

We recorded an income tax expense of RMB0.8 million (US$0.1 million) in the year ended March 31, 2025, compared to an income tax benefit of RMB1.6 million in the year ended March 31, 2024. Our effective income tax rate in the year ended March 31, 2025 was (1)%, compared to 2% in the year ended March 31, 2024.

Share of results of equity investee

We recorded share of results of equity investee of a negative RMB2.5 million (US$0.4 million) in the year ended March 31, 2025, compared to a negative RMB2.9 million in the year ended March 31, 2024.

Net loss

As a result of the foregoing, we incurred net loss of RMB60.6 million (US$8.3 million) in the year ended March 31, 2025, compared to a net loss of RMB67.0 million in the year ended March 31, 2024.

Year ended March 31, 2024 compared to year ended March 31, 2023

For a detailed description of the comparison of our operating results for the year ended March 31, 2024 with those for the year ended March 31, 2023, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operation— Year ended March 31, 2024 compared to year ended March 31, 2023.” of our annual report on the Form 20-F for the fiscal year ended March 31, 2024 filed with the Securities and Exchange Commission on July 19, 2024.

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(10,090)	(40,461)	(67,916)	(9,359)
Net cash provided by/(used in) investing activities	608	(19,766)	(207,930)	(28,654)
Net cash used in financing activities	(12,064)	—	(822)	(113)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(860)	2,514	(98)	(14)
Net decrease in cash and cash equivalents and restricted cash	(22,406)	(57,713)	(276,766)	(38,140)
Cash and cash equivalents and restricted cash at beginning of year	439,417	417,011	359,298	49,513
Cash and cash equivalents and restricted cash at end of year	417,011	359,298	82,532	11,373

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2023, 2024 and 2025, our cash and cash equivalents were RMB416.2 million, RMB358.8 million and RMB82.0 million (US$11.3 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2023, 2024 and 2025, our short-term investments were RMB145.8 million, RMB61.3 million and RMB297.6 million (US$41.0 million), respectively. Short-term investments nearly all consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.

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

As of March 31, 2025, 85.9%,11.0% and 3.1% of our cash and cash equivalents were held in mainland China, Hong Kong and the Cayman Islands, respectively, of which 1.2% were denominated in Hong Kong Dollars, 26.1% were denominated in U.S. dollars and 72.7% were denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in the year ended March 31, 2025 was RMB67.9 million (US$9.4 million). The difference between net cash used in operating activities and the net loss of RMB60.6 million (US$8.3 million) in the same period was primarily due to non-cash items, which mainly consisted of depreciation and amortization of RMB11.6 million (US$1.6 million), impairment of long-lived assets of RMB18.0 million (US$2.5 million), share-based compensation expenses of RMB0.8 million (US$0.1 million) and net loss from investments of RMB8.5 million (US$1.2 million). The effect of the non-cash items was partially offset by the changes in working capital, which mainly included a decrease of RMB2.4 million (US$0.3 million) in accounts payable and an increase of RMB57.1 million (US$7.9 million) in short-term investment due to cash payments resulting from the acquisition trading securities.

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

Investing activities

Net cash used in investing activities in the year ended March 31, 2025 was RMB207.9 million (US$28.7 million), primarily due to purchases of property and equipment of RMB10.1 million (US$1.4 million), cash paid for long-term investment of RMB12.2 million (US$1.7 million), net cash outflow for short-term investments of RMB189.4 million (US$26.1 million), net cash paid for loans of RMB35.9 million (US$5.0 million), partially offset by net cash inflow for the sale of gold of RMB49.3 million (US$6.8 million).

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

Financing activities

Net cash used in financing activities in the year ended March 31, 2025 was RMB0.8 million (US$0.1 million), primarily attributable to cash payments for repurchase of our ordinary shares of RMB0.8 million (US$0.1 million).

Net cash used in financing activities in the year ended March 31, 2024 was nil.

Net cash used in financing activities in the year ended March 31, 2023 was RMB12.1 million (US$1.8 million), primarily attributable to payments for short-term borrowing of RMB11.3 million (US$1.7 million), and cash payments for repurchase of our ordinary shares of RMB1.3 million (US$0.2 million).

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as office buildings. Our capital expenditures were RMB55.5 million in the fiscal year of 2023, RMB94.4 million in the fiscal year of 2024 and RMB15.1 million (US$2.1 million) in the fiscal year of 2025. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2025:

	For the Year Ended March 31,
	(in RMB thousands)
	2026	2027	2028	2029	2030
Asset purchase remaining obligations(1)	15,590	—	—	—	—

Note:

(1)
Asset purchase remaining obligations arising mainly from our remaining installment payments for purchase of the office buildings located at the Hangzhou Zijingang Technology Zone in August 2020 and January 2024.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2025.

Holding Company Structure

MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in mainland China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were RMB466.2 million (US$64.2 million) as of March 31, 2025.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Upon consummation of the acquisition of Ruisha Technology in July 2021, we had two reporting units, which was the LVB focused online business reporting unit and brands and customized services business reporting unit. The goodwill balance of RMB63.5 million as of March 31, 2022 mainly arose from the acquisition of Ruisha Technology in July 2021.

In the second half year of fiscal year of 2023, we have taken measures to integrate Ruisha Technology’s business operation into our core business. As of March 31, 2023, we concluded that there was only one reporting unit given the costs and expenses were not directly attributable to a specific operating segment and the chief operating decision maker only reviews the operating results on a consolidated basis. Accordingly, as of March 31, 2023, we performed the annual impairment test on the goodwill by comparing our market capitalization as of March 31, 2023 with the carrying amount of our net assets. Given the prolonged period of deficits in market price, also taking into consideration of our continuously weaker-than-expected performance, we provided full impairment charge of RMB63,460 against the balance of goodwill. Consequently, as of March 31, 2023, 2024 and 2025, the carrying value of our goodwill was nil.

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

As of March 31, 2025, in accordance with ASC 360-10, we determined that there were two asset groups within the Group, which were live video broadcast (“LVB”) focused online business asset group and one leasing property. Considering the weaker-than-expected operating results and the market capitalization was below the Group’s net assets, we concluded that there were triggering events which required us to perform an impairment test on the two asset groups. As a result of the impairment test, we recorded an impairment charge of RMB17,953 against the LVB focused online business asset group for the year ended March 31, 2025. The charge was allocated to each asset within the asset group on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each asset was determined using appropriate valuation methodologies, including the market approach for the building and vehicles and the replacement cost approach for the other property and equipment. Judgment in estimating the fair values of these assets included estimating the discount for lack of marketability.

As of March 31, 2024 and 2025, we have no indefinite lived intangibles.

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

Technology services revenues

We provide technology services to individual customers and corporate customers who operate through our online platform and third-party platforms. Fees are fixed or charged as agreed percentages of the amount of the successful transactions of the customers. Revenue from technology services is recognized when the services are rendered, ratably over the period during which the services are provided, or upon the completion of successful transactions.

Other revenues

Other revenues are mainly comprised of the revenues from: (i) marketing services to merchants and brand partners that enable them promote their products in designated areas on our platform directly or through KOLs on social network platforms, (ii) promotion services that we provide to financial institutions, (iii) logistical services provided to merchants and users, and (iv) other services. Revenue is recognized when the services are rendered.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which we have an unconditional right to payment) allocated to performance obligations that we have not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2025, the remaining performance obligation represents the advance payment received by us for future technology services provide to brand customers, and the aggregate amount of the transaction price allocated to remaining performance obligations was RMB4,976.

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

Fair value measurement of available-for-sale debt securities

We classify our available-for-sales debt securities as Level 3 investments. We determined the fair value of our available-for-sale debt securities by using the market approach. See Note 6 and 9 to our consolidated financial statements included elsewhere in this annual report.

As for the market approach, the determination of the fair value was based on information of other comparable public companies, observable price changes based on recent transactions of the securities, or similar securities that we hold and significant unobservable inputs. The unobservable inputs adopted in the valuation as of March 31, 2023, 2024 and 2025 are as following:

	For the years ended March 31,
	2023	2024	2025
Lack of marketability discount	30%	30%	19%-25%
Risk-free rate	3.6%-4.3%	2.2%-4.5%	1.6%-4.0%
Expected volatility	39%-60%	42%-67%	45%-59%
Revenue multiple	4~9	3	11

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

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	43	Co-founder, Chairman of the Board of Directors
Yiming Fan	37	Director and Chief Executive Officer
Qi Feng	44	Director and Financial Controller
Andrew Hong Teoh	48	Independent Director
Shengwen Rong	56	Independent Director

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

Mr. Shengwen Rong has served as our independent director since September 2019. Mr. Rong has over two decades of experience in the global financial industry. Mr. Rong currently is the finance business partner leader for Global Products and Functions at Bytedance Inc. He also serves as an independent director and chairman of the audit committee of Cheche Group Inc. (NASDAQ: CCG) . From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University of China in 1991, a master’s degree in accounting from West Virginia University in 1996, and an MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

B.
Compensation

For the year ended March 31, 2025, we paid an aggregate of RMB7.5 million (US$1.0 million) in cash compensation to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than 6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of May 31, 2025, options to purchase 2,971,027 ordinary shares and 1,250,100 restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of May 31, 2025, the awards granted under the Amended Plan to our directors and executive officers.

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

Note:

* Aggregate number of shares represented by all grants of options and restricted share units to the person accounted for less than 1% of our total outstanding ordinary shares on an as-converted basis as of May 31, 2025.

As of May 31, 2025, grantees other than executive officers and directors as a group held outstanding options to purchase 1,794,027 ordinary shares of our company, at a weighted average exercise price of US$0.30 per share, and 1,250,100 restricted share units.

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

D.
Employees

We had 407, 308 and 347 employees as of March 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2025:

Operations	Number of Employees
Platform and branding operation	196
Sales and marketing	32
Technology	73
Administration and management	46
Total	347

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2025 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,148,858,300 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of May 31, 2025.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen(1)	279,522,923	303,234,004	582,756,927	23.8%	83.4%
Andrew Hong Teoh(2)	*	—	*	*	*
Shengwen Rong	—	—	—	—	—
Qi Feng	—	—	—	—	—
Yiming Fan	—	—	—	—	—
All Directors and Executive Officers as a Group	281,307,923	303,234,004	584,541,927	23.9%	83.4%
Principal Shareholders:
Entities affiliated with Qi Chen(3)	279,522,923	303,234,004	582,756,927	23.8%	83.4%
Entities affiliated with Tencent(4)	460,141,266		460,141,266	18.8%	4.1%
Entities affiliated with Hillhouse(5)	254,253,005	—	254,253,005	10.4%	2.3%
Trustbridge Partners IV, L.P.(6)	206,730,009	—	206,730,009	8.4%	1.8%
Bertelsmann China Holding GmbH(7)	200,662,100	—	200,662,100	8.2%	1.8%
Entities affiliated with Yibo Wei(8)	177,439,485	—	177,439,485	7.2%	1.6%

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
(2)
Represents the Class A ordinary shares represented by ADSs held by Mr. Teoh. The business address of Mr. Teoh is 24/F, Car Po Commercial Building, 18-20 Lyndhurst Terrace, Central, Hong Kong.
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
(8)
Represents (i) 107,643,285 Class A ordinary shares held by Exceed Intelligence Limited, a BVI business company, (ii) 92,167 ADSs (representing 27,650,100 Class A ordinary shares) acquired on the open market from December 23, 2022 to February 24 held by Mr. Yibo Wei, and (iii)140,487 ADSs (representing 42,146,100 Class A ordinary shares) acquired from an independent third party through arm’s-length negotiation on January 9, 2024. Exceed Intelligence Limited is a BVI company. Exceed Intelligence Limited is ultimately owned by Mr. Wei. The registered address of Exceed Intelligence Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

As of May 31, 2025, 2,452,092,304 of our ordinary shares were issued and outstanding. To our knowledge, approximately 60.3% of our total outstanding ordinary shares were held by six record holders in the United States, including approximately 60.3% held by The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.”

Transactions with Tencent

Tencent has been a principal shareholder of us since February 2016. As of March 31, 2023, 2024 and 2025, we had amounts due to Tencent of RMB4.2 million, RMB5.3 million and RMB3.5 million (US$0.5 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2025 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

As of March 31, 2025, we had Renminbi-denominated cash and cash equivalents of RMB 59.6 million (US$8.2 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in a decrease of US$0.7 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in an increase of US$0.9 million in such cash and cash equivalents.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2023, 2024 and 2025 were increases of 0.7%, 0.1% and (0.1)% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2025, we did not receive any reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the F-1 Registration Statement to March 31, 2025, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.0 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of March 31, 2025, we had used approximately US$45.2 million of the net proceeds received from our initial public offering on developing and expanding our content offering, technology development, collaboration with merchants and brand partners, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective because of the material weaknesses in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2025 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of March 31, 2025 due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

Further, during the years ended March 31, 2024 and 2025, we and our independent registered public accounting firm identified the other two material weaknesses, which relate to:

● Lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems. This material weakness did not result in any identified material misstatements to our financial statements, but resulted in a revision of our previously issued financial statements as of March 31, 2023.

•
Lack of periodic review of high-risk activities in the accounting system, including the super user account’s operations and program and data changes. This material weakness did not result in any identified material misstatements to our financial statements.

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

In connection with the second material weakness identified as of March 31, 2024,we have implemented certain controls to reconcile the significant accounts and transactions between our accounting system and our operation system and investigate the reconciliation items identified. We plan to continue to (i) enhance the design of the reconciliation of significant accounts and transactions between our accounting system and our operation systems by implementing controls to identify and investigate manual adjustments to operation systems as part of the reconciliation, and (ii) enhance training of our finance personnel who is responsible for the reconciliations.

In relation to the third material weakness identified as of March 31, 2025, we plan to implement a control to periodically review the high-risk activities in the accounting system, including the super user account’s operations and program and data changes.

However, the foregoing remediation measures have not been fully implemented and we concluded that these material weaknesses in our internal control over financial reporting have not been remediated as of March 31, 2025. While we intend to fully address these material weaknesses in our internal control over financial reporting, the foregoing remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations.

Attestation Report of the Registered Public Accounting Firm

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act since March 31, 2024. However, since our public float was not over US$75 million on September 30, 2024, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	For the Year Ended March 31,
	2024		2025
	(in thousands)
Audit fees(1)	RMB	3,900	RMB	4,500
Tax fees(2)	RMB	—	RMB	—
Other fees(3)	RMB	—	RMB	—

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

The table below is a summary of the Class A ordinary shares repurchased by us in the fiscal year ended March 31, 2025. The shares were repurchased in open market or in privately negotiated transactions pursuant to our share repurchase programs.

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Class A Ordinary Share	Total Number of Class A Ordinary Shares Purchased as Part of the Publicly Announced Plans	Approximate Dollar Value of Class A Ordinary Shares that May Yet Be Purchased Under the Plans
April 1 – April 30, 2024	—	—	—	—
May 1 – May 31, 2024	—	—	—	US$8,000,000
June 1 – June 30, 2024	—	—	—	US$8,000,000
July 1 – July 31, 2024	—	—	—	US$8,000,000
August 1 - August 31, 2024	15,323,400	US$0.00766	15,323,400	US$7,882,687
September 1 - September 30, 2024	—	—	—	US$7,882,687
October 1 – October 31, 2024	—	—	—	US$7,882,687
November 1 – November 30, 2024	—	—	—	US$7,882,687
December 1 – December 31, 2024	—	—	—	US$7,882,687
January 1 – January 31, 2025	—	—	—	US$7,882,687
February 1 – February 28, 2025	—	—	—	US$7,882,687
March 1 – March 31, 2025	—	—	—	US$7,882,687
Total	15,323,400	—	15,323,400	US$7,882,687

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we intend to follow our home country practice in lieu of the following NYSE corporate governance requirements: (i) having a majority of independent directors on our board of directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. The home country practices we intend to follow with respect to each of the aforementioned NYSE corporate governance requirements are as follows: (i) as permitted under Cayman Islands law, our board of directors consists of two independent directors and three directors that are not independent; (ii) as permitted under Cayman Islands law, our audit committee has only two members; (iii) as permitted under Cayman Islands law, we did not hold an annual meeting of shareholders in 2024 and will not hold one in 2025; (iv) as permitted under Cayman Islands law, our compensation committee consists of one independent director and one director that is not independent; and (v) as permitted under Cayman Islands law, our nominating and corporate governance committee consists of one independent director and one director that is not independent. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of our securities by officers, directors, employees, and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of the policy is included as Exhibit 11.2 to this annual report on Form 20-F.

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

1.1

Fifteenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

2.3

Deposit Agreement, dated December 5, 2018, among the Registrant, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-229419), filed with the SEC on January 30, 2019)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-38748) filed with the SEC on July 29, 2020)

2.5

Eleventh Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 3, 2016, as amended on July 17, 2018 (incorporated herein by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.1	Amended and Restated Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.4

English translation of executed form of the amended and restated shareholder voting proxy agreement and powers of attorney among a VIE of the Registrant, its shareholders and a WFOE of the Registrant as currently in effect, and a schedule of all executed shareholder voting proxy agreements and powers of attorney adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.5

English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua, dated July 18, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.6

English translation of the amended and restated equity interest pledge agreement among Hangzhou Shiqu, Beijing Meilishikong and the shareholders of Beijing Meilishikong, dated August 20, 2017 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.7

English translation of executed form of the loan agreement among a WFOE of the Registrant and the shareholders of a VIE of the Registrant, as currently in effect, and a schedule of all executed loan agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

Exhibit Number	Description of Document

4.8

English translation of executed form of the amended and restated exclusive consultation and service agreement between a WFOE of the Registrant and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.9

English translation of executed form of the amended and restated exclusive option agreement among the WFOE of the Registrant, a VIE of the Registrant and its shareholders, as currently in effect, and a schedule of all executed exclusive option agreement adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.10

English translation of executed form of the spousal consent letters granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.11

Series C-3 Preferred Share Subscription Agreement between the Registrant, Image Future Investment (HK) Limited and certain other parties thereto, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.12

English translation of Business Cooperation Agreement between the Registrant and Image Future Investment (HK) Limited, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.13

Subscription Agreement between the Registrant and Windcreek Limited, dated November 2, 2018, as amended on November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018)

4.14

English translation of Customized Agreement for Project Office Building, Block XH0205-22, Shuangqiao (Yungu) Unit between Hangzhou Great Channel Information Technology Co., Ltd and Hangzhou Juangua Network Co., Ltd, a subsisiary of the Registrant, dated August 8, 2020 (incorporated herein by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No.001-38748) filed with the SEC on June 30, 2021)

8.1*	Significant Subsidiaries and Consolidated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

11.2*	Insider Trading Policy
12.1*	Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of King & Wood Mallesons

97.1	Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-38748) filed with the SEC on July 19, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104.*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

	By:	/s/ Qi Chen
		Name:	Qi Chen
		Title:	Chairman of the Board of Directors

Date: July 31, 2025

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MOGU Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended March 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2024.

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

Valuation of available-for-sale debt securities

As described in Note 6 and 9 to the consolidated financial statements, the Company had available-for-sale debt securities of RMB 7.8 million as of March 31, 2025. The fair value of the available-for-sale debt securities was determined using the market approach. The determination of the fair value was based on significant unobservable inputs, which required significant judgment by management related to assumptions for the revenue multiples and lack of marketability discounts.

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

July 31, 2025

We have served as the Company’s auditor since 2012.

MOGU INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2024 and 2025

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2024	2025
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		358,787	82,021	11,303
Restricted cash		511	511	70
Short-term investments		61,312	297,571	41,006
Inventories, net		98	11	2
Loan receivables, net	7	31,564	31,108	4,287
Prepayments, receivables and other current assets	8	54,956	59,208	8,159
Amounts due from related parties	18	587	15,131	2,085
Total current assets		507,815	485,561	66,912
Non-current assets:
Property and equipment, net	10	299,741	281,277	38,761
Intangible assets, net	11	949	718	99
Right-of-use assets	12	2,576	941	130
Investments	9	81,808	49,971	6,886
Other non-current assets	8	45,473	39,759	5,479
Total non-current assets		430,547	372,666	51,355
Total assets		938,362	858,227	118,267
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		6,862	4,500	620
Salaries and welfare payable		6,936	7,873	1,085
Advances from customers		207	57	8
Taxes payable		1,285	3,144	433
Amounts due to related parties	18	5,341	3,477	479
Current portion of lease liabilities	12	1,888	620	85
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiaries of RMB246,158 and RMB242,575 as of March 31, 2024 and 2025, respectively. Note 1)	14	299,317	301,204	41,507
Total current liabilities		321,836	320,875	44,217
Non-current liabilities:
Non-current lease liabilities	12	773	352	49
Deferred tax liabilities	15	1,299	—	—
Total non-current liabilities		2,072	352	49
Total liabilities		323,908	321,227	44,266

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of March 31, 2024 and 2025

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2024	2025
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 21)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2024 and 2025; 2,433,963,400 and 2,436,575,800 shares issued as of March 31, 2024 and 2025,respectively; 2,161,569,300 and 2,148,858,300 shares outstanding as of March 31, 2024 and 2025,respectively)	16	165	165	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2024 and 2025; 303,234,004 shares issued and outstanding as of March 31, 2024 and 2025)	16	16	16	2
Treasury stock (US$0.00001 par value; 272,394,100 shares as of March 31, 2024 and 287,717,500 shares as of March 31,2025)	2(ac), 16	(137,446)	(138,269)	(19,054)
Additional paid-in capital		9,489,254	9,490,093	1,307,770
Statutory reserves		3,331	6,705	924
Accumulated other comprehensive income		89,567	72,670	10,014
Accumulated deficit		(8,856,494)	(8,922,425)	(1,229,543)
Total MOGU Inc. shareholders’ equity		588,393	508,955	70,136
Non-controlling interests		26,061	28,045	3,865
Total shareholders’ equity		614,454	537,000	74,001
Total liabilities and shareholders’ equity		938,362	858,227	118,267

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended March 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data)

		For the year ended March 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues		147,514	109,742	74,697	10,294
Financing solutions revenues		12,947	10,267	7,876	1,085
Technology services revenues		58,867	33,288	51,236	7,061
Other revenues	4	12,748	7,047	7,424	1,023
Total revenues		232,076	160,344	141,233	19,463
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB22,347, RMB18,155 and RMB14,373 for the years ended March 31, 2023, 2024 and 2025, respectively)		(113,884)	(91,191)	(84,762)	(11,681)
Sales and marketing expenses		(67,709)	(67,391)	(57,953)	(7,986)
Research and development expenses		(37,068)	(26,724)	(29,967)	(4,130)
General and administrative expenses		(63,445)	(55,148)	(56,675)	(7,810)
Amortization of intangible assets	11	(59,992)	(1,901)	(156)	(21)
Impairment of goodwill and long-lived assets	10, 11, 13	(84,693)	(9,945)	(17,953)	(2,474)
Other income, net	5	7,267	12,784	5,093	702
Loss from operations		(187,448)	(79,172)	(101,140)	(13,937)
Interest income		17,389	12,719	5,905	814
Interest expense		(598)	(191)	(1)	—
(Loss)/gain from investments, net	9	(18,615)	953	38,050	5,243
Loss before income tax and share of results of equity investee		(189,272)	(65,691)	(57,186)	(7,880)
Income tax benefits/(expenses)	15	1,983	1,618	(839)	(116)
Share of results of equity method investees	9	883	(2,886)	(2,548)	(351)
Net loss		(186,406)	(66,959)	(60,573)	(8,347)
Net (loss)/gain attributable to non-controlling interests		(8,422)	(7,674)	1,984	273
Net loss attributable to MOGU Inc.		(177,984)	(59,285)	(62,557)	(8,620)
Net loss		(186,406)	(66,959)	(60,573)	(8,347)
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	2(e)	14,264	3,675	526	72
Unrealized securities holding (losses)/gains, net of tax		(884)	3,496	(17,423)	(2,401)
Total comprehensive loss		(173,026)	(59,788)	(77,470)	(10,676)
Total comprehensive (loss)/income attributable to non-controlling interests		(8,422)	(7,674)	1,984	273
Total comprehensive loss attributable to MOGU Inc.		(164,604)	(52,114)	(79,454)	(10,949)
Net loss per ordinary share
Basic		(0.07)	(0.02)	(0.02)	(0.00)
Diluted		(0.07)	(0.02)	(0.02)	(0.00)
Net loss per ADS
Basic		(20.90)	(6.85)	(7.14)	(0.98)
Diluted		(20.90)	(6.85)	(7.14)	(0.98)
Weighted average number of shares used in computing net loss per share
Basic		2,554,338,579	2,597,764,333	2,628,575,500	2,628,575,500
Diluted		2,554,338,579	2,597,764,333	2,628,575,500	2,628,575,500
Share-based compensation expenses included in:
Cost of revenues		(1,448)	(490)	(68)	(9)
General and administrative expenses		(7,855)	(3,342)	(627)	(86)
Sales and marketing expenses		(3,398)	(439)	(27)	(4)
Research and development expenses		(862)	(319)	(117)	(16)

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total MOGU Inc. Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity	interests	Total Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at March 31,2022	2,190,737,700	165	303,234,004	16	242,616,100	(136,113)	9,471,101	3,331	(8,617,780)	69,016	789,736	42,419	832,155
Net loss	—	—	—	—	—	—	—	—	(177,984)	—	(177,984)	(8,422)	(186,406)
Share-based compensation	—	—	—	—	—	—	13,563	—	—	—	13,563	—	13,563
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	14,264	14,264	—	14,264
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(884)	(884)	—	(884)
Repurchase of ordinary shares (Note 16)	(29,778,000)	—	—	—	29,778,000	(1,333)	—	—	—	—	(1,333)	—	(1,333)
Exercise of option and RSUs	355,200	—	—	—	—	—	—	—	—	—	—	—	—
Balances at March 31, 2023	2,161,314,900	165	303,234,004	16	272,394,100	(137,446)	9,484,664	3,331	(8,795,764)	82,396	637,362	33,997	671,359
Net loss	—	—	—	—	—	—	—	—	(59,285)	—	(59,285)	(7,674)	(66,959)
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	—	—	—	—	(1,445)	—	(1,445)	(262)	(1,707)
Share-based compensation	—	—	—	—	—	—	4,590	—	—	—	4,590	—	4,590
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,675	3,675	—	3,675
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	3,496	3,496	—	3,496
Exercise of RSUs	254,400	—	—	—	—	—	—	—	—	—	—	—	—
Balances at March 31, 2024	2,161,569,300	165	303,234,004	16	272,394,100	(137,446)	9,489,254	3,331	(8,856,494)	89,567	588,393	26,061	614,454
Net loss	—	—	—	—	—	—	—	—	(62,557)	—	(62,557)	1,984	(60,573)
Share-based compensation	—	—	—	—	—	—	839	—	—	—	839	—	839
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	526	526	—	526
Unrealized securities holding losses, net of tax	—	—	—	—	—	—	—	—	—	(17,423)	(17,423)	—	(17,423)
Appropriations to statutory reserves	—	—	—	—	—	—	—	3,374	(3,374)	—	—	—	—
Repurchase of ordinary shares (Note 16)	(15,323,400)	—	—	—	15,323,400	(823)	—	—	—	—	(823)	—	(823)
Exercise of RSUs	2,612,400	—	—	—	—	—	—	—	—	—	—	—	—
Balances at March 31, 2025	2,148,858,300	165	303,234,004	16	287,717,500	(138,269)	9,490,093	6,705	(8,922,425)	72,670	508,955	28,045	537,000

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net loss	(186,406)	(66,959)	(60,573)	(8,347)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	65,304	9,992	11,606	1,599
Expected credit loss expense	648	2,649	7,344	1,012
Gains on disposal of property and equipment	(553)	(118)	(241)	(33)
Foreign exchange loss/(gain)	8,547	(46)	183	25
Goodwill impairment	63,460	—	—	—
Impairment of long-lived assets	21,233	9,945	17,953	2,474
Share-based compensation expenses	13,563	4,590	839	116
Deferred income tax benefit	(8,948)	(1,755)	—	—
Loss from investments, net	19,750	2,185	8,487	1,170
Share of results of equity investee	(883)	2,886	2,548	351
Amortization of right-of-use assets and interest on lease liabilities	8,610	4,085	1,894	261
Changes in operating assets and liabilities:
Prepayments, receivables and other current assets	5,807	11,174	27,389	3,774
Short-term investment	—	—	(57,071)	(7,864)
Loan receivables - service fee	511	(23)	39	5
Inventories	(64)	46	84	12
Amounts due from related parties	(620)	31	(342)	(47)
Other non-current assets	—	—	(25,872)	(3,567)
Accounts payable	(9,771)	(1,317)	(2,362)	(325)
Salary and welfare payable	1,238	(6,614)	937	129
Taxes payable	9,785	(10,065)	1,793	247
Advances from customers	(655)	(38)	(150)	(21)
Advances to suppliers	—	920	(141)	(19)
Amounts due to related parties	(498)	1,145	(1,864)	(257)
Operating lease liabilities	(7,654)	(1,961)	(1,948)	(268)
Accruals and other current liabilities	(12,494)	(1,213)	1,552	214
Net cash used in operating activities	(10,090)	(40,461)	(67,916)	(9,359)
Cash flows from investing activities:
Prepayment and payment for purchase of property and equipment	(18,962)	(94,156)	(10,080)	(1,389)
Purchase of intangible assets	—	(245)	—	—
Disposal of property and equipment	788	1,658	380	52
Cash received from long-term investments	186	2,144	6,136	846
Purchase of short-term investments	(1,601,149)	(306,386)	(360,321)	(49,654)
Proceeds from sale of short-term investments	1,652,601	390,975	170,873	23,547
Purchase of gold	(36,587)	—	(5,004)	(690)
Disposal of gold	—	839	54,255	7,477
Cash paid for long-term investments	(14,847)	(15,192)	(12,243)	(1,687)
Cash paid for loan originations	(578,658)	(482,257)	(354,399)	(48,837)
Cash received from loan repayments	597,236	482,854	318,473	43,886
Cash paid for loan to investee	—	—	(16,000)	(2,205)
Net cash provided by/(used in) investing activities	608	(19,766)	(207,930)	(28,654)
Cash flows from financing activities:
Proceeds from short-term borrowing	618	—	—	—
Repayment of short-term borrowing	(11,349)	—	—	—
Cash payment for repurchase of ordinary shares (Note 16)	(1,333)	—	(822)	(113)
Net cash used in financing activities	(12,064)	—	(822)	(113)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(860)	2,514	(98)	(14)
Net decrease in cash and cash equivalents and restricted cash	(22,406)	(57,713)	(276,766)	(38,140)
Cash and cash equivalents and restricted cash at beginning of year	439,417	417,011	359,298	49,513
Cash and cash equivalents and restricted cash at end of year	417,011	359,298	82,532	11,373
Supplemental disclosures of cash flow information:
Cash paid for income taxes	(286)	(7,470)	(61)	(8)
Cash paid for interest expenses	(598)	(191)	(1)	—
Supplemental schedule of non-cash investing and financing activities:
Payable related to purchase of property and equipment	10,450	14,535	15,590	2,148

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

In June 2011, MOGU Group Limited, formerly known as MOGU (HK) Limited or Meili Group Limited, was established by the Company in Hong Kong. In November 2011, MOGU Group Limited established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd. (“Hangzhou Shiqu”). In the same month, the Company through Hangzhou Shiqu entered into a series of contractual agreements with Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”), a variable interest entity (VIE), and its shareholders to obtain a controlling financial interest (as the primary beneficiary) of Hangzhou Juangua. Accordingly, this VIE is consolidated by the Company under US GAAP (ASC 810). The Company obtained voting interest control over Aimei Tech Holdings Limited (“Aimei”) and Meiliworks Limited (“Meiliworks”) through a series of transactions in January and February 2016, respectively. In August 2017, Hangzhou Shiqu, Beijing Meilishikong Network and Technology Co., Ltd. (“Beijing Meilishikong”), a VIE and the shareholders of Beijing Meilishikong entered into a series of contractual agreements, which contained terms substantially similar to the contractual agreements by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua described above. Accordingly, Beijing Meilishikong is consolidated by the Company under US GAAP (ASC 810). In July 2021, Hangzhou Juangua obtained voting interest control over Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”) through a business acquisition transaction. As a result, the Company controls Hangzhou Ruisha through Hangzhou Juangua. In December 2022, Aimei was dissolved.

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

As of March 31, 2025, the Company’s major subsidiaries, the consolidated VIEs and VIE’s subsidiary are as follows:

	Equity interest held	Place and date of incorporation

Subsidiaries:
MOGU Group Limited	100%	Hong Kong, China June 23, 2011
Hangzhou Shiqu	100%	Hangzhou, China November 16, 2011
Meilishuo (Beijing) Network Technology Co., Ltd.	100%	Beijing, China November 23, 2010

		Place and date of incorporation
Consolidated VIEs:
Hangzhou Juangua		Hangzhou, China April 13, 2010
Beijing Meilishikong Network and Technology Co., Ltd.		Beijing, China July 6, 2010

		Place and date of incorporation
VIE's subsidiaries
Shanghai Shiqu Commercial Factoring Co., Ltd.		Shanghai, China, October 2015
Ruisha Technology		Hangzhou, China, July 2021

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

(c)
Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which are included in the Group’s consolidated financial statements, with intercompany transactions eliminated:

	As of March 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	169,039	45,486
Restricted cash	511	511
Short-term investments	51,935	231,247
Inventories, net	86	10
Loan receivables, net	31,564	31,108
Prepayments, receivables and other current assets	43,606	17,770
Amounts due from non-VIE subsidiaries of the Company(1)	70,620	71,849
Amounts due from related parties	587	502
Property and equipment, net	263,770	239,855
Intangible assets, net	176	119
Investments	46,722	39,625
Other non-current assets	32,000	39,448
Total assets	710,616	717,530

	As of March 31,
	2024	2025
	RMB	RMB
Amounts due to non-VIE subsidiaries of the Company(2)	1,503,757	1,449,088
Accounts payable	392	356
Salaries and welfare payable	1,579	3,013
Advances from customers	56	56
Taxes payable	1,049	2,551
Amounts due to related parties	1,398	1,581
Accruals and other current liabilities	246,158	242,575
Total liabilities	1,754,389	1,699,220
Total shareholders’ deficit	(1,043,773)	(981,690)

Note 1: The amount due from non-VIE subsidiaries of the Company as of March 31, 2024 and 2025 mainly represent the receivables of the VIEs due from the Company’s wholly-owned subsidiaries for treasury management purposes and service charges.

Note 2: The amount due to non-VIE subsidiaries of the Company as of March 31, 2024 and 2025 mainly represent the payables resulting from technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements.

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Third-party revenues	60,972	40,617	49,515
Inter-company revenues	26,785	13,145	14,528
Third-party costs and expenses	(189,199)	(92,427)	(101,272)
Inter-company costs and expenses(3)	(13,545)	(10,954)	(7,473)
Third-party other operating income	4,922	2,879	2,056
Inter-company other operating income(4)	17,650	5,500	72,600
Income from non-operations	9,874	5,952	32,902
(Loss)/gain before income tax benefit/(expenses)	(82,541)	(35,288)	62,856
Add: Income tax benefit/(expenses)	8,757	1,720	(772)
Net (loss)/profit	(73,784)	(33,568)	62,084

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Inter-company payment for service charges(5)	(4,561)	(7,625)	(6,068)
Other operating activities with non-VIE subsidiaries(6)	114,322	41,036	29,826
Operating activities with external parties	(26,610)	(15,636)	19,211
Net cash provided by operating activities	83,151	17,775	42,969
Net cash used in investing activities	(37,211)	(108,068)	(166,522)
Net increase/(decrease) in cash and cash equivalents and restricted cash	45,940	(90,293)	(123,553)

Note 3: Inter-company costs and expenses are technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements, all of which have been eliminated in the presentation of Consolidated Statements of Operations and Comprehensive Loss.

Note 4: Inter-company other operating income represents the write-off of the amounts among the Group’s non-VIE subsidiaries and the VIEs, all of which have been eliminated in the presentation of Consolidated Statements of Operations and Comprehensive Loss.

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

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and the VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can direct assets transferred out of the consolidated VIEs and the VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital and reserve funds of the consolidated VIEs which totals RMB15,178 and RMB18,551 as of March 31, 2024 and 2025. Since the consolidated VIEs and the VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

(d)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, fair value of available-for-sale debt securities, allowance for current expected credit loss, assessment for impairment of long-lived assets and goodwill and useful lives of intangible assets and property and equipment. Actual results may differ materially from those estimates.

(e)
Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, China (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB.

Transactions denominated in currencies other than the relevant functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of Other income, net in the Consolidated Statements of Operations and Comprehensive Loss. Total foreign exchange (losses)/gains were a loss of RMB8,547, a gain of RMB46 and a loss of RMB183 for the years ended March 31, 2023, 2024 and 2025, respectively.

The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of the consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. Total foreign currency translation adjustments recorded in the Group’s other comprehensive income were a gain of RMB14,264, a gain of RMB3,675 and a gain of RMB526 for the years ended March 31, 2023, 2024 and 2025, respectively.

(f)
Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2567, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2025, or at any other rate.

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

(j)
Short-term investments

Short-term investments are comprised of (i)held-to-maturity investments which are due in one year and stated at amortized cost, (ii) investments in wealth management products issued by banks and other financial institutions, primarily with the pre-agreed fixed interest rate or variable interest rates and with original maturities within one year, and (iii) equity securities with readily determinable fair value. The held-to-maturity investments and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. The short-term investments are stated at fair value. Changes in the fair value are reflected in the Consolidation Statement of Operations and Comprehensive Loss. As of March 31, 2024 and 2025, the held-to-maturity investments held by the Group was amounted to RMB7,379 and RMB7,254.

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

For the year ended March 31, 2025, the Group recorded RMB6,142 expected credit loss expense in general and administrative expenses, including provisions of RMB7,344, which was offset by gains of RMB1,202 from the collection of previously written-off receivables.

The following table summarized the movement of allowance for credit losses:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of year	(30,016)	(30,605)	(6,373)
Cumulative effect of adoption of new accounting standard	—	(1,707)	—
Reversals/(Provisions)	(648)	(2,649)	(7,344)
Write-offs	59	28,588	161
Balance at the end of year	(30,605)	(6,373)	(13,556)

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

(m)
Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs recorded in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2023, 2024 and 2025 were immaterial.

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

The Group recorded impairment charges for property and equipment, net of nil, nil and RMB17,953 (Note 10) for the years ended March 31, 2023, 2024 and 2025, respectively.

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

The Group recorded impairment charges for intangible assets of RMB21,233, RMB9,945 and nil (Note 11) for the years ended March 31, 2023, 2024 and 2025, respectively.

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

An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The Company estimates the fair value of its reporting units using the income approach (discounted cash flows) methodology of valuation. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. As of March 31, 2024 and 2025, the Group had only one reporting unit. For the years ended March 31, 2023, 2024 and 2025, the Group recorded goodwill impairment charges of RMB63,460, nil and nil, respectively (Note 13).

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

(s)
Short-term borrowings

Borrowings are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive Loss over the estimated term of the facilities using the effective interest method. As of March 31, 2024 and 2025, the Company had no short-term borrowings.

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

Technology services revenues

The Group provides technology services to individual customers and corporate customers who operate through the Group’s online platform and third-party platforms. Fees are fixed or charged as agreed percentages of the amount of the successful transactions of the customers. Revenue from technology services is recognized when the services are rendered, ratably over the period during which the services are provided, or upon the completion of successful transactions.

Other revenues

Other revenues are mainly comprised of the revenues from: (i) marketing services to merchants and brand partners that enable them promote their products in designated areas on the Group’s platform directly or through KOLs on social network platforms, (ii) promotion services that the Group provides to financial institutions, (iii) logistical services provided to merchants and users, and (iv) other services. Revenue is recognized when the services are rendered.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2025, remaining performance obligations represent advance payments received by the Group for future technology services provide to customers. The aggregate amount of the transaction price allocated to remaining performance obligations was RMB4,976.

(u)
User incentives

In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2023, 2024 and 2025, the Group recorded marketing expenses related to the vouchers of RMB17,284, RMB17,620 and RMB16,362, respectively.

(v)
Cost of revenue

Cost of revenue is comprised of primarily payroll costs including share-based compensation expenses, information technology related expenses, outsourcing costs, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

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

(z)
Government grants

Government grants represent cash subsidies received from the PRC government. Cash subsidies which have no conditions that need to be satisfied to fully realize the subsidies are recognized as other income when received. Total government grants received were RMB7,244, RMB3,532 and RMB2,591 for the years ended March 31, 2023, 2024 and 2025, respectively.

(aa)
Leases

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

These repurchased ADSs/Class A ordinary shares are recorded as treasury stock and are accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock are shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to March 31, 2024, 110,434,025 Class A ordinary shares were repurchased with a total consideration of US$6,294 (RMB41,950), at a weighted average price of US$0.06 per share in open market, and 161,960,075 outstanding Class A ordinary shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders. Up to March 31 2025, 125,757,425 Class A ordinary were repurchased with a total consideration of US$6,411 (RMB42,773), at a weighted average price of US$0.05 per share in open market, and 161,960,075 outstanding Class A ordinary shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders. For the year ended March 31, 2023, 2024 and 2025, 29,778,000, nil and 15,323,400 ordinary shares were repurchased, respectively.

(ad) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB23,947, RMB20,134 and RMB19,906 for the years ended March 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions (Note 15).

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

The Group has made nil, nil and RMB3,374 appropriations to the statutory surplus fund and other reserve funds for the years ended March 31, 2023, 2024 and 2025, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were each in accumulated loss positions.

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

The primary measure of segment profitability for the Group operating segment is considered to be net loss. Net loss is used by the CODM to monitor budget versus actual results as well as comparation with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the CODM on a regular basis included within net loss include cost of sales, research and development expenses and sales and marketing expenses, general and administrative expenses, impairment of goodwill and long-lived assets which are separately presented on the Group’s Consolidated Statements of Operations and Comprehensive Loss. Other segment items within net loss include interest income, interest expenses, (loss)/gain from investments, nets, share of results of equity method investees, other income, net and income tax expense/(benefit).

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(aj) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhance the transparency and decision usefulness of income tax disclosures through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Early adoption is permitted in any annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively. The standard is effective for the Group for year ending March 31, 2026. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Group for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this new guidance on the consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this new guidance on the consolidated financial statements.

3 RISKS AND CONCENTRATION

(a)
Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, loan receivables, deposits, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2024 and 2025, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances. Account receivables are typically unsecured and are generally derived from revenue earned from technology services. The following table summarizes customers with greater than 10% of the accounts receivables:

	As of March 31,
	2024	2025

Customer A	*	39%
Customer B	*	23%

(b)
Concentration of customers and suppliers

The following table summarizes customers with greater than 10% of total revenue of the Group:

	For the year ended March 31,
	2023	2024	2025

Customer B	*	*	12%
Customer A	*	*	11%

There were no suppliers whose purchases individually represent greater than 10% of the total purchases of the Group for the years ended March 31, 2023, 2024 and 2025.

(c)
Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2023, 2024 and 2025, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 3.2% between March 31, 2023 and 2024 and the depreciation of the RMB against the US$ was approximately 1.2% between March 31, 2024 and 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4 OTHER REVENUES

Other revenues by type of service is as follows:

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Marketing services revenue	4,416	961	2,100
Logistic services revenue	1,813	1,752	1,640
Promotion services revenue	926	167	90
Others	5,593	4,167	3,594
Total	12,748	7,047	7,424

Others were mainly comprised of other miscellaneous revenues, including customer service revenues, food and beverage revenue, online direct sales and other revenues, all of which were not material individually.

5 OTHER INCOME, NET

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Government grants	7,244	3,532	2,591
Merchant penalty income(1)	5,009	3,079	1,688
Gains on disposal of property and equipment	503	118	241
Exchange (losses)/gains	(8,547)	46	(183)
Refund from depositary bank (2)	1,281	997	—
Others	1,777	5,012	756
Total	7,267	12,784	5,093

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

(2) The Group received initial reimbursement payment of US$935 (RMB6,297) from depositary bank in January 2019. The amount was recorded ratably as other income over 5 year arrangement period. For the years ended March 31, 2023, 2024 and 2025, the Group has recorded RMB1,281, RMB997 and nil in other income. For the years ended March 31, 2023, 2024 and 2025, the Group received nil reimbursement payments from depositary bank for the transaction costs incurred in the prior years.

6 FAIR VALUE MEASUREMENT

As of March 31, 2024 and 2025, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition are as follows:

	Fair value measurement at reporting date using
Description	Fair value as of March 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	51,935	-	51,935	-
- equity securities with readily determinable fair values	1,998	1,998	-	-
Available-for-sale debt securities	46,782	-	-	46,782
Total assets	100,715	1,998	51,935	46,782

	Fair value measurement at reporting date using
Description	Fair value as of March 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	231,247	-	231,247	-
- equity securities with readily determinable fair values	59,070	59,070	-	-
Available-for-sale debt securities	7,755	-	-	7,755
Total assets	298,072	59,070	231,247	7,755

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

Available-for-sale debt securities investments

The Group classifies its available-for-sales debt securities as Level 3 investments. The roll forward of major Level 3 investments are as following:

	iSNOB Holdings Limited ("iSNOB")	Jiangxi Chengqianqihou Food Supply Chain Co., Ltd. (“Jiangxi Chengqianqihou”)	Juesekuangxiang (Shanghai) Technology Co. Ltd. (“Juesekuangxiang”)	Hangzhou Jimi Biotechnology Co., Ltd. (“Jimi”)	Poppy Mobile Inc ("Poppy")	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2022	21,918	—	—	—	15,871	7,084	44,873
Addition	—	5,000	—	—	—	3,000	8,000
Impairment	—	—	—	—	(16,817)	(3,600)	(20,417)
Effect of currency translation adjustment	1,816	—	—	—	946	239	3,001
The change in fair value of the investments	922	—	—	—	—	(2,011)	(1,089)
Fair value of Level 3 investments as at March 31, 2023	24,656	5,000	—	—	—	4,712	34,368
Addition	—	—	6,875	5,459			12,334
Disposal	—	—	—	—	—	(298)	(298)
Impairment	—	—	—	—	—	(1,425)	(1,425)
Effect of currency translation adjustment	801	—	—	—	—	97	898
The change in fair value of the investments	564	—	—	—	—	341	905
Fair value of Level 3 investments as at March 31, 2024	26,021	5,000	6,875	5,459	—	3,427	46,782
Disposal	—	(5,000)	—	—	—	—	(5,000)
Impairment	(8,150)	—	(6,875)	—	—	—	(15,025)
Effect of currency translation adjustment	(321)	—	—	—	—	40	(281)
The change in fair value of the investments	(17,550)	—	—	—	—	(1,171)	(18,721)
Fair value of Level 3 investments as at March 31, 2025	—	—	—	5,459	—	2,296	7,755

(1)
The Company determines the fair value of its available-for-sale debt securities by using the market approach.

As for the market approach, the determination of the fair value was based on information of other comparable public companies, observable price changes based on the recent transactions of the securities, or similar securities that the Company holds, and significant unobservable inputs. The unobservable inputs adopted in the valuation as of March 31, 2023, 2024 and 2025 are as following:

	For the years ended March 31,
	2023	2024	2025
Lack of marketability discount	30%	30%	19%-25%
Risk-free rate	3.6%-4.3%	2.2%-4.5%	1.6%-4.0%
Expected volatility	39%-60%	42%-67%	45%-59%
Revenue multiple	4-9	3	11

Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in revenue multiple in isolation would result in significantly higher (lower) fair value measurement.

7 LOAN RECEIVABLES

	As of March 31,
	2024	2025
	RMB	RMB
Loan receivables - principal	35,229	35,496
- service fee	284	245
Allowance for credit losses	(3,949)	(4,633)
Loan receivables, net	31,564	31,108

Movement of allowance for credit losses is as follows:

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	(28,195)	(28,665)	(3,949)
Cumulative effect of adoption of new accounting standard (Note 2 (k))	—	(1,312)	—
Provisions	(470)	(167)	(684)
Write-off	—	26,195	—
Balance at end of year	(28,665)	(3,949)	(4,633)

8 OTHER ASSETS

The other assets consist of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Prepayments, receivables and other current assets
Loan granted to third parties(1)	—	36,599
Receivables and contract assets of technology service	11,613	14,924
Receivables from third-party payment service providers(2)	5,243	7,811
Deposits	507	986
Employee loans and advances	665	548
Interest receivable	409	70
Receivables of financing facilitation service	256	32
Others	3,269	2,212
Less: Allowance for credit losses	(2,093)	(6,865)
Subtotal	19,869	56,317
Other prepaid expenses	26,510	1,586
VAT receivables	8,532	1,007
Prepaid promotion fees	45	298
Total Prepayments, receivables and other current assets	54,956	59,208

Other non-current assets
Long-term deposit	14,146	13,900
Less: Allowance for credit losses	(331)	(259)
Subtotal	13,815	13,641
Gold(3)	31,658	—
VAT receivables-non current	—	26,118
Total non-current assets	45,473	39,759

(1)
In July 2024, the Company entered into a loan agreement with a third party company to grant it a loan in the amount of USD5.0 million with an interest rate of 8% per annum. The maturity date falls on (i) the date of one year following the relevant loan date, and (ii) another one year term if the borrower determines to extend at its sole discretion. As of the report date, the loan has been fully received.

(2)
Receivables from third party payment service providers represent cash due from the Group’s third party on-line payment service providers in relation to their processing of payments for the Group.
(3)
As of March 31, 2024, the Company has physical gold on hand of RMB31,658. As the Company intends to hold the gold for an indefinite long term period, the Company has recorded the asset in “other non-current assets” on the Consolidated Balance Sheets. The Company will record any decline in net realizable value lower than acquisition cost as a non-operating loss. The net realizable value is determined based on market value less cost to sale. Any recovery in valuation will only be recognized to the extent of previously recorded fiscal year losses, and only to the extent such recovery occurs in the same fiscal year as when such losses were recorded. As of March 31, 2024, the market value of the gold less cost to sell was higher than its purchase cost. Therefore, there was no impairment loss recognized for the year ended March 31, 2024. During the year ended March 31, 2025, the Company sold all the gold to third party companies and recognized a gain from investments of RMB18,168 in the Consolidated Statement of Operations and Comprehensive Loss.

The movement of allowance for credit losses is analyzed as follows:

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of year	(1,821)	(1,940)	(2,424)
Cumulative effect of adoption of new accounting standard (Note 2)	—	(395)	—
Provisions	(178)	(2,482)	(4,861)
Write-offs	59	2,393	161
Balance at end of year	(1,940)	(2,424)	(7,124)

9 INVESTMENTS

The Company’s long-term investments consist of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Available-for-sale debt securities
Jimi	5,459	5,459
iSNOB	26,021	—
Juesekuangxiang	6,875	—
Jiangxi Chengqianqihou	5,000	—
Others	3,427	2,296
	46,782	7,755
Equity method investments
Jiaxing Neixiangyoupan Equity investment Fund Partnership (limited partnership) (“Neixiangyoupan”)	29,387	25,417
Hangzhou Chengqianqihou Food Supply Chain Co., Ltd. (“Hangzhou Chengqianqihou”)	—	8,750
Others	5,639	8,049
	35,026	42,216
Total	81,808	49,971

Available-for-sale debt securities

The following table summarizes, by major security type, the Company’s available-for-sale debt securities as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025
	RMB	RMB
Cost	25,120	8,459
Unrealized gains, including foreign exchange adjustment	21,662	(704)
Fair Value	46,782	7,755

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

As of March 31, 2023 and 2024, the Company remeasured its investment in iSNOB at a fair value of RMB24,656 and RMB26,021, respectively, which were determined by management with the assistance of an external appraiser. For the years ended March 31, 2023 and 2024, the unrealized securities holding gain, net of tax of RMB922 and RMB564 were reported in other comprehensive income, respectively. For the years ended March 31, 2023 and 2024, foreign currency translation gain of RMB1,816 and gain of RMB801 were reported as foreign currency translation adjustments in other comprehensive income, respectively.

For the year ended March 31, 2025, the convertible and redeemable preferred shares of iSNOB became redeemable. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB26,021 to zero and recognized a credit loss of RMB8,150 in “Loss from investments, net”, being the difference between the fair value of zero and the amortized cost basis of the investment, and an unrealized securities holding loss of RMB17,550, net of tax in other comprehensive income/(loss), being the difference between the carrying value and the amortized cost basis of the investment. For the year ended March 31, 2025, foreign currency translation loss of RMB321 was reported as foreign currency translation adjustments in other comprehensive income/(loss).

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

For the year ended March 31, 2024, the fair value change of investment in Juesekuangxiang was not material. For the year ended March 31, 2025, the actual operating results of Juesekuangxiang were significantly weaker than expected. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB6,875 to zero and recognized a loss of RMB6,875 in “Loss from investments, net”.

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

For the year ended March 31, 2024 and 2025, the fair value change of investment in Jimi was not material.

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

For the year ended March 31, 2023, the actual operating results of Poppy were significantly weaker than expected. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB15,871 to zero and recognized a loss of RMB16,817 in “Loss from investments, net”. For the year ended March 31, 2023, foreign currency translation gain of RMB946 was reported as foreign currency translation adjustments in other comprehensive income.

Jiangxi Chengqianqihou

In January 2023, the Company purchased 7.5% equity interest in Jiangxi Chengqianqihou with a cash consideration of RMB5,000.The Company had the option to request Jiangxi Chengqianqihou to redeem the Company’s investments at the Company’s investment cost plus interest if Jiangxi Chengqianqihou failed to consummate a qualified IPO within a pre-agreed period of time from the date of the Company’s investment. Therefore, redeemable shares of Jiangxi Chengqianqihou held by the Company were considered not in substance common stock and classified as an available-for-sale debt investment which was measured at its fair value with the changes in fair value booked in other comprehensive income. As of March 31, 2024, with the assistance of external appraiser, the Company remeasured its investment in Jiangxi Chengqianqihou and believed that the fair value change of investment in Jiangxi Chengqianqihou was not material.

In July 2024, for the purpose of optimizing the equity structure of Jiangxi Chengqianqihou and integrating regional resources in Hangzhou to increase its commercial value, Jiangxi Chengqianqihou restructured its shareholding structure and established Hangzhou Chengqianqihou as its ultimate holding company. The Company consummated following transactions with the investee, including:

i) purchase 17.5% common stock interest of Hangzhou Chengqianqihou with a cash consideration of RMB10,000; and,

ii) sell all of the Company’s equity interests in Jiangxi Chengqianqihou to Hangzhou Chengqianqihou with a cash consideration of RMB5,000. Accordingly, the Company derecognized all of its investments in Jiangxi Chengxianqihou of RMB5,000 and recognized its investment in Hangzhou Chengqianqihou at cost of RMB8,750 with referencing to the price of the same round of investment by a new third party investor. The Company recognized “Loss from investments, net” of RMB1,250 in the Consolidated Statements of Operations and Comprehensive loss.

Equity method investments

Investment in Neixiangyoupan

In December 2019, the Group entered into a partnership agreement with Neixiangyoupan to subscribe for the shares of Neixiangyoupan as a Limited Partner (“LP”) and made the first capital injection in May 2020. As of March 31, 2024 and 2025, RMB28,464 and RMB27,328 in cumulative capital contributions has been made by the Group, representing approximately 14.8% of the entity's equity interest at each balance sheet date. The investment is accounted for under the equity method as the Group has the ability to exercise significant influence over Neixiangyoupan as an LP. For the years ended March 31, 2023, 2024 and 2025, the Group recognized RMB2,189 of share of gain, RMB2,358 of share of loss and RMB2,634 of share of loss of Neixiangyoupan, respectively.

Investment in Hangzhou Chengqianqihou

The investment is accounted for under the equity method as the Group has the ability to exercise significant influence over Hangzhou Chengqianqihou considering that the Group held its 17.5% equity interests and majority of its funding is contributed by the Group. For the year ended March 31, 2025, share of the results from the investment in Hangzhou Chengqianqihou was not material.

The Group's equity method investments are not considered individually material or in the aggregate to meet the necessary reporting threshold under Rule 4-08(g) of Regulation S-X.

10 PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of March 31,
	2024	2025
	RMB	RMB

Buildings	300,909	308,806
Leasehold improvements	30,042	—
Electronic equipment	12,587	11,187
Furniture and office equipment	6,001	7,019
Vehicles	2,279	2,743
Computer software	3,473	3,473
Subtotal	355,291	333,228
Less: accumulated depreciation and amortization	(55,550)	(33,998)
Less: accumulated impairment	—	(17,953)
Property and equipment, net	299,741	281,277

Depreciation and amortization expense recognized for the years ended March 31, 2023, 2024 and 2025 were RMB5,312, RMB8,091 and RMB11,450, respectively. No impairment charges were recorded for the years ended March 31, 2023, 2024.

As of March 31, 2024 and 2025, the buildings represented the two commercial properties purchased by the Group, located in Hangzhou, China.

As of March 31, 2025, in accordance with ASC 360-10, the Group determined that there were two asset groups within the Group, which were live video broadcast (“LVB”) focused online business asset group and one leasing property. Considering the weaker-than-expected operating results and the market capitalization was below the Group’s net assets, the Group concluded that there were triggering events which required the Group to perform an impairment test on the two asset groups. As a result of the impairment test, the Group recorded an impairment charge of RMB17,953 against the LVB focused online business asset group for the year ended March 31, 2025. The charge was allocated to each asset within the asset group on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each asset was determined using appropriate valuation methodologies, including the market approach for the building and vehicles and the replacement cost approach for the other property and equipment.

As of the report date, the Group has not obtained ownership certificates for the buildings.

11 INTANGIBLE ASSETS, NET

The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2024
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,789	(3,635)	(8,921)	233
Trademarks	1,481	(765)	—	716
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship(1)	39,500	(14,562)	(24,938)	—
Technology(1)	9,900	(3,660)	(6,240)	—
Total	153,185	(71,347)	(80,889)	949

	As of March 31, 2025
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,904	(3,775)	(8,921)	208
Trademarks	1,482	(972)	—	510
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship(1)	39,500	(14,562)	(24,938)	—
Technology(1)	9,900	(3,660)	(6,240)	—
Total	153,301	(71,694)	(80,889)	718

(1)
Buyer and customer relationship and technology were acquired through the Group’s acquisitions with Ruisha Technology during the year ended March 31, 2022, which were measured at fair value upon the completion of acquisition.

Amortization expense for intangible assets were RMB59,992, RMB1,901 and RMB156 for the years ended March 31, 2023, 2024 and 2025, respectively.

As of March 31, 2023, the Group determined that there were two asset groups, including the live video broadcast (“LVB”) focused online business asset group and brands and the customized services business asset group. Considering the weaker-than-expected operating results of the Company, the Group concluded that there were indicators that the carrying value of certain intangible assets may not be fully recoverable. Given that the aggregated undiscounted cash flows of the brands and the customized services business asset group were lower than the carrying amount of this asset group, the Group concluded that it was necessary to determine the fair value of the asset group for purposes of determining a potential impairment charge. The determined fair value of the asset group resulted in an impairment charge of RMB21,233 which was allocable to each asset in the group. The charge was allocated to each asset on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each intangible asset was determined using appropriate valuation methodologies, including the relief of royalty method for the technology and multi-period excess earnings method for the customer relationship. Judgement in estimating the fair values of these assets included estimating future growth rates, royalty rates and/or discount rates. As a result of management analysis, the Group recorded impairment charges for the customer relationship and technology assets of RMB17,033 and RMB4,200, respectively, for the year ended March 31, 2023, as the Group believes the future economic benefit to be generated from these intangible assets are not sufficient to recover related net book values.

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

As of March 31, 2025, there was no impairment recorded.

As of March 31, 2025, amortization expense related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2026	176
2027	156
2028	127
2029	102
2030	59
Thereafter	98
718

12 LEASES

The Group has operating leases primarily for office facilities which have lease terms varying from one to three years.

Total lease costs for the years ended March 31, 2023, 2024 and 2025 were RMB10,951, RMB6,803 and RMB2,138, respectively, included in research and development, sales and marketing and general and administrative expenses in the Group’s Consolidated Statements of Operations and Comprehensive Loss. Out of the total lease costs, there were RMB2,341, RMB2,718 and RMB244 of expenses for short-term leases within 12 months for the years ended March 31, 2023, 2024 and 2025, respectively. As of March 31, 2024 and 2025, the operating lease arrangements of the Group, primarily for office, that have not yet commenced was not material.

Supplemental cash flow information related to leases were as follows:

	For the year ended March 31,	For the year ended March 31,
	2024	2025
	RMB	RMB

Cash paid for the rentals included in the lease liabilities	1,972	1,933
Right-of-use assets obtained in exchange for lease liabilities	1,137	197

As of March 31, 2024 and 2025, supplemental consolidated balance sheet information related to leases were as follows:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB
Right-of-use assets	2,576	941
Current portion of lease liabilities	1,888	620
Non-current lease liabilities	773	352

Lease term and discount rates were as follows:

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB
Weighted-average remaining lease term
Operating leases	1.27 years	2.75 years
Weighted-average incremental borrow rate
Operating leases	4.68%	3.60%

	As of March 31,	As of March 31,
	2024	2025
	RMB	RMB
Maturities of lease liabilities were as follows:
2025	1,933	—
2026	788	645
2027	—	361
Total undiscounted lease payments	2,721	1,006
Less: imputed interest	(60)	(34)
Total present value of lease liabilities	2,661	972

13 GOODWILL

The changes in the carrying amount of goodwill were as follows:

	LVB focused online business	Brands and customized services business	Total
	RMB	RMB	RMB
Balance as of March 31, 2022
Goodwill	1,568,653	63,460	1,632,113
Accumulated impairment loss	(1,568,653)	—	(1,568,653)
	—	63,460	63,460
Transaction during the year
Impairment recognized during the year ended March 31, 2023	—	(63,460)	(63,460)
Balance as of March 31, 2023, 2024 and 2025
Goodwill	1,568,653	63,460	1,632,113
Accumulated impairment loss	(1,568,653)	(63,460)	(1,632,113)
	—	—	—

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

As of March 31, 2023, as a result of the completion of the integration of Ruisha Technology’s business operation into the Group’s core business, the Group concluded that there was only one reporting unit as defined in ASC 350-20-35-34. As of March 31, 2023, the Group performed the annual impairment test on the goodwill by comparing its market capitalization (the Group only has one reporting unit which includes all of the assets of the Group) as of March 31, 2023 with the carrying amount of its net assets. Given the prolonged period of deficits in market price, also taking into consideration of its continuously weaker-than-expected performance, the Group provided full impairment charge of RMB63,460 against the balance of goodwill. Consequently, as of March 31, 2024 and 2025, the carrying value of the Group’s goodwill was nil.

14 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2024	2025
	RMB	RMB
Accrued liabilities and other current liabilities
Receipts under custody (1)	164,136	164,478
Deposits from merchants (2)	98,396	91,586
Accrued expenses	11,130	16,210
Payables for purchases of office building and building improvement	14,337	15,590
Other payables	11,318	13,340
	299,317	301,204

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

(b)
Income taxes benefit

Composition of income tax benefits/(expenses)

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	(6,965)	(137)	(839)
Deferred income tax benefit	8,948	1,755	—
	1,983	1,618	(839)

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

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and was valid from 2022 to 2024. The HNTE certificate of Ruisha Technology and Hangzhou Juangua was renewed in 2024 and is valid from 2024 to 2026. Currently, Hangzhou Shiqu is still applying for the renewal in 2025.The latest HNTE certificate of Hangzhou Juandou Network Co., Ltd. (“Hangzhou Juandou”) and Lishuijuanfu Network and Technology Co., Ltd. (“Lishui Juanfu”) was effective since 2021 and has expired in 2024 without renewal of the certificate.

More specifically, on November 30, 2018, Hangzhou Juandou obtained its HNTE certificate with a valid period from 2018 to 2021 with a preferential tax rate of 15% to the extent it has taxable income under the CIT Law, as long as it maintains the HNTE qualification and duly conducts relevant CIT filing procedures with the relevant tax authority. The HNTE certificates of Hangzhou Juandou was renewed in 2021 and are valid for another three years from 2021 to 2023. The HNTE certificate of Hangzhou Juandou expired in 2024. On December 16, 2021, Lishui Juanfu and Ruisha Technology obtained their respective HNTE certificate with a valid period of three years. Therefore, Lishui Juanfu and Ruisha Technology are eligible to enjoy a preferential tax rate of 15% from 2021 to 2023 to the extent that they have taxable income under the CIT Law, as long as they maintain the HNTE qualification and duly conduct relevant CIT filing procedures with the relevant tax authority. Ruisha Technology renewed the HNTE certificate on 6 December 2024 and the certificate are valid for another three years from 2024 to 2026, while the HNTE certificate of Lishui Juanfu expired in 2024.

On November 8, 2013, Hangzhou Shiqu and Hangzhou Juangua were entitled to be “Software Enterprises”. According to the new CIT Law and relevant regulations, starting from the first profit-making year, such entities could enjoy a tax holiday of 2-year CIT exemption and subsequently 3-year 12.5% preferential tax rate. As Hangzhou Shiqu and Hangzhou Juangua have never been profitable, they have never been able to benefit from the tax holiday as “Software Enterprises”. Accordingly, the tax holiday benefit will still be operable when these entities initially report profits. Tax holidays had no immediate tax impact as there is no taxable profit for Hangzhou Shiqu and Hangzhou Juangua for the years ended March 31, 2023, 2024 and 2025.

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

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2023 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 100% of qualified research and development expenses can only be claimed directly in the annual CIT filing and subject to the approval from the relevant tax authorities.

The Group’s other major PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

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

To the extent that the consolidated VIEs and the VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2024 and 2025, the Company did not record any withholding tax on the retained earnings of its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.

The components of loss before tax are as follows:

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Loss before tax
Loss from PRC entities	(92,070)	(51,949)	(51,527)
Loss from Cayman Islands and Hong Kong entities	(96,319)	(16,628)	(8,207)
Total loss before tax	(188,389)	(68,577)	(59,734)

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Income tax benefit/(expense)
Current income tax expense	(6,965)	(137)	(839)
Deferred tax benefit	8,948	1,755	—
Total income tax benefit/(expense)	1,983	1,618	(839)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	For the year ended March 31,
	2023	2024	2025
PRC Statutory tax rate	25%	25%	25%
Difference in EIT rates of certain subsidiaries	(12%)	(11%)	(24%)
Permanent book – tax difference	(3%)	(8%)	(4%)
Additional deduction for research and development expenditures	2%	6%	5%
Effect of change on tax rate	(18%)	(5%)	0%
Changes in valuation allowance	7%	(5%)	(3%)
Effective tax rate	1%	2%	(1%)

The effect of change on tax rate is due to the expiration of HNTE certification of Hangzhou Juangua, Hangzhou Juandou and Lishui Juanfu.

Expenses not deductible for tax purposes and non-taxable income primarily represent share-based compensation expense and entertainment expense.

(c)
Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward	128,639	104,326
- Carryforwards of un-deducted advertising expenses	324,937	321,372
- Provision of credit losses	1,387	3,298
- Accruals and other liabilities	3,497	4,729
- Impairment of available-for-sale investments	500	2,031
- Impairment of impairment of long-lived assets	—	4,488
Less: valuation allowance	(458,960)	(440,244)
Net deferred tax assets	—	—
Deferred tax liabilities:
- Recognition of intangible assets arisen from business combination	—	—
- Unrealized securities holding gain	1,299	—
Net deferred tax liabilities	1,299	—

As of March 31, 2025, the Group had net operating loss carry forwards of approximately RMB463,400 which mainly arose from the subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire during the calendar year from 2025 to 2034. The net operating loss of the Group will start to expire if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards. There is no expiration for the advertising expenses carryforwards.

As of March 31, 2025, net operating loss carry forwards from PRC entities will expire as follows:

At December 31,	RMB
2025	138,800
2026	97,415
2027	64,146
2028	21,412
2029	18,231
Thereafter	123,396
463,400

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

Movement of valuation allowance

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the period	465,703	468,587	458,960
Addition	10,298	1,653	20,422
Effect of change on tax rate	30,001	3,710	865
Written off for expiration of net operating losses	(20,022)	(4,371)	(23,864)
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	(17,393)	(10,619)	(16,139)
Balance at end of the period	468,587	458,960	440,244

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

As of March 31, 2024 and 2025, the Group did not record any reserves for uncertain tax positions.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2020 through 2024 remain subject to the review by the relevant PRC tax authorities.

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

These repurchased class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired.For the year ended March 31, 2023, 29,778,000 Class A Ordinary Shares were repurchased with a total consideration of US$198 (RMB1,333), at a weighted average price of US$0.01 per share in open market. There was no share repurchased during the year ended March 31, 2024. For the year ended March 31, 2025, 15,323,400 Class A Ordinary Shares were repurchased with a total consideration of US$117 (RMB823), at a weighted average price of US$0.01 per share in open market.

As of March 31, 2024 and 2025, the Company had 2,433,963,400 and 2,436,575,800 shares of Class A Ordinary Shares issued and 2,161,569,300 and 2,148,858,300 shares of Class A Ordinary Shares outstanding and 303,234,004 and 303,234,004 shares of Class B Ordinary Shares issued and outstanding, respectively.

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

17 SHARE BASED COMPENSATION

(a) Global Share Plan

On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest Amended and Restated Global Share Plan, the Board of Directors accumulatively authorized and reserved 384,111,187 ordinary shares for the issuance as of March 31, 2024 and 2025.

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

Valuation of stock options

The Group uses the Binominal option pricing model to estimate the fair value of stock options. The Group estimates the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. There were no options granted for the years ended March 31, 2023, 2024 and 2025.

Summary of option activities under the Global Share Plan

The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of March 31, 2022	11,950,858	0.11	1.74	—
Expired	(440,000)	0.02
Forfeited or cancelled (post-vesting)	(68,000)	0.23
Outstanding as of March 31, 2023	11,442,858	0.11	1.21	—
Expired	(6,875,185)	0.03
Forfeited or cancelled (post-vesting)	(91,300)	0.29
Outstanding as of March 31, 2024	4,476,373	0.23	1.59	—
Expired	(890,000)	0.15
Forfeited or cancelled (post-vesting)	(615,073)	0.06
Outstanding as of March 31, 2025	2,971,300	0.29	1.09	—
Vested and expected to vest as of March 31, 2025	2,971,300	0.29	1.09	—
Exercisable as of March 31, 2025	2,971,300	0.29	1.09	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The Company recognized no share-based compensation expenses for share options granted under the Global Share Plan in the Consolidated Statements of Operations and Comprehensive Loss for the years ended March 31, 2023, 2024 and 2025, respectively.

As of March 31, 2024 and 2025, there was no unrecognized compensation expense in relation to the share options.

(b) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended March 31, 2023, 2024 and 2025 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2022	31,889,050	0.10
Granted	132,327,600	0.01
Vested	(81,298,225)	0.04
Forfeited	(400,875)	0.07
Unvested at March 31, 2023	82,517,550	0.01
Vested	(42,129,300)	0.03
Forfeited	(186,000)	0.04
Unvested at March 31, 2024	40,202,250	0.01
Vested	(38,389,025)	0.01
Forfeited	(154,875)	0.07
Unvested at March 31, 2025	1,658,350	0.02

For the years ended March 31, 2023, 2024 and 2025, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB13,563, RMB4,590 and RMB839, respectively.

As of March 31, 2024 and 2025, there were RMB920 and RMB80 of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 2.10 and 0.34 years.

The total fair value and intrinsic value of RSUs vested was RMB3,646, RMB2,036 and RMB1,872 during the years ended March 31, 2023, 2024 and 2025, respectively.

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

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Tencent Group	Shareholder of the Group
Jiangxi Chenqianqihou	Subsidiary of one equity method investee

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues:
Technology services to Tencent	—	185	244
Total	—	185	244
Cost of revenue:
Cloud technology services from Tencent Group	20,363	17,111	13,963
Payment processing fees to Tencent Group	1,984	1,044	410
Total	22,347	18,155	14,373
Interest income:
Interest income from Jiangxi Chengqianqihou	—	—	404
Total	—	—	404

The Group had the following balances with the major related parties:

	As of March 31,
	2024	2025
	RMB	RMB
Due from Jiangxi Chengqianqihou	—	14,630
Due from Tencent Group	587	501
Total	587	15,131
Due to Tencent Group	(5,341)	(3,477)

All balances with the Tencent as of March 31, 2024 and 2025 were unsecured, interest free and had no fixed terms.

In April and October 2024, the Company granted two loans to Jiangxi Chengqianqihou, with amounts of RMB10,000 and RMB6,000, respectively. The maturity dates of the two loans are May 1, 2025 and October 29, 2025, respectively, with interest rate of 3.65%. In May 2025, the Company renewed the loan of RMB10,000 to May 1, 2026 with other terms unchanged.The loans were secured by the founder of Jiangxi Chengqianqihou. As of March 31, 2025, the balance from Jiangxi Chengqianqihou includes the loan of RMB16,000 and interest receivable of RMB429. As of March 31, 2025, the Group recorded RMB1,799 expected credit loss expense in general and administrative expenses.

19 LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2023, 2024 and 2025 as follows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders-Basic and Diluted	(177,984)	(59,285)	(62,557)
Denominator:
Weighted average number of ordinary shares-Basic and Diluted	2,554,338,579	2,597,764,333	2,628,575,500
Basic and diluted loss per share	(0.07)	(0.02)	(0.02)

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

The following ordinary share equivalents were excluded from the computation of diluted net loss per share for the periods presented to eliminate any anti-dilutive effect:

	Year ended March 31,
	2023	2024	2025
Share options and RSUs	21,498,272	16,460,867	4,157,381

20 RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2023, 2024 and 2025,nil, nil, and 3,374 appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets were RMB466,187 as of March 31, 2025.

21 COMMITMENTS AND CONTINGENCIES

(a)
Operating lease commitments

The Group has entered into non-cancellable operating leases covering various facilities. See Note 12 for additional details on the Group’s operating lease commitments.

(b)
Capital and other commitments

There is no future capital and other commitments as of March 31, 2025.

(c)
Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2025, the Group is not a party to any material legal or administrative proceedings.

The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2025, the Group did not have material loss contingencies.

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

The Company did not have significant capital and other commitments, or guarantees as of March 31, 2025.

CONDENSED BALANCE SHEETS

	As of March 31,
	2024	2025
	RMB	RMB	US$ Note 2(f)
Cash and cash equivalents	1,875	954	131
Prepayments, receivables and other current assets	50	34,417	4,743
Short-term investments	—	2,777	383
Total current assets	1,925	38,148	5,257
Non-current assets:
Amounts due from subsidiaries	1,091,375	1,063,552	146,561
Investments in other investees	35,086	10,346	1,426
Total non-current assets	1,126,461	1,073,898	147,987
Total assets	1,128,386	1,112,046	153,244
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	104,015	104,015	14,334
Accruals and other current liabilities	879	967	133
Total current liabilities	104,894	104,982	14,467
Non-current liabilities:
Investment deficit of subsidiaries	433,800	498,109	68,641
Deferred tax liabilities	1,299	—	—
Total non-current liabilities	435,099	498,109	68,641
Total liabilities	539,993	603,091	83,108

	As of March 31,
	2024	2025
	RMB	RMB	US$ Note 2(f)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2024 and 2025; 2,433,963,400 and 2,436,575,800 shares issued as of March 31, 2024 and 2025,respectively; 2,161,569,300 and 2,148,858,300 shares outstanding as of March 31, 2024 and 2025,respectively)	165	165	23
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2024 and 2025; 303,234,004 shares issued and outstanding as of March 31, 2024 and 2025)	16	16	2
Treasury stock (US$0.00001 par value; 272,394,100 and 287,717,500 shares as of March 31,2024 and 2025, respectively)	(137,446)	(138,269)	(19,054)
Additional paid-in capital	9,489,254	9,490,093	1,307,770
Statutory reserves	3,331	6,705	924
Accumulated other comprehensive income	89,567	72,670	10,014
Accumulated deficit	(8,856,494)	(8,922,425)	(1,229,543)
Total MOGU Inc. shareholders’ equity	588,393	508,955	70,136
Total liabilities and shareholders’ equity	1,128,386	1,112,046	153,244

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(3,249)	(2,362)	(3,183)	(439)
Amortization of intangible assets	(49,957)	—	—	—
Other (expense)/income, net	(78,030)	3,892	885	122
(Loss)/gain from operations	(131,236)	1,530	(2,298)	(317)
Interest income	—	—	1,984	274
Loss from subsidiaries, VIEs and VIEs’subsidiaries	(38,453)	(60,288)	(54,268)	(7,478)
Loss from investments, net	(16,816)	—	(8,062)	(1,111)
Loss before income tax and share of results of equity investee	(186,505)	(58,758)	(62,644)	(8,632)
Share of results of equity investee	99	(527)	87	12
Net loss	(186,406)	(59,285)	(62,557)	(8,620)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	14,264	3,675	526	72
Share of other comprehensive (loss)/income of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	(1,761)	2,276	(1)	—
Unrealized securities holding gains/(loss), net of tax	877	1,220	(17,422)	(2,401)
Total other comprehensive income/(loss)	13,380	7,171	(16,897)	(2,329)
Total comprehensive loss	(173,026)	(52,114)	(79,454)	(10,949)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(f)
Net cash used in operating activities	(1,712)	(10,577)	(4,107)	(566)
Net cash provided by/(used in) investing activities	13,364	(2,216)	4,008	552
Net cash used in financing activities	(1,333)	—	(822)	(113)
Net increase/(decrease) in cash and cash equivalents	10,319	(12,793)	(921)	(127)
Cash and cash equivalents at beginning of year	4,349	14,668	1,875	258
Cash and cash equivalents at end of year	14,668	1,875	954	131

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

Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ loss are presented as “Loss from subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.