Form 20-F
period 2026-03-31
MOGU Inc.
filed 2026-07-24
CIK 1743971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,151,753,900 Class A ordinary shares, par value US$0.00001 per share, and 303,234,004 Class B ordinary shares, par value US$0.00001 per share, were outstanding as of March 31, 2026.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8980 to US$1.0000, the exchange rate in effect as of March 31, 2026 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to the fiscal years of 2024, 2025 and 2026 are to the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

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
(7)
Represents aggregate 573,005,112 Class A ordinary shares and 5.1% voting rights held by shareholders each of which beneficially own less than 5% of our total outstanding shares.

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

As a result of the direct ownership in Hangzhou Shiqu and its contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs for accounting purposes, and have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Revenue contributed by the VIEs accounted for 25.3%, 35.1% and 29.2% of our total revenues for the fiscal years of 2024, 2025 and 2026, respectively. However, neither MOGU Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIEs contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law.

However, such contractual arrangements are subject to significant risks. See “Item 4C. Information on the Company – Organizational Structure – Contractual Arrangements with the VIEs and Their Respective Shareholders.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” The contractual arrangements may not be as effective as direct ownership of these China-based operating entities, and we may incur substantial costs to enforce the terms of the arrangements. If we had direct ownership of the VIEs in mainland China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts. In addition, the shareholders of the VIEs may have potential conflicts of interest with us. The shareholders of the VIEs include Mr. Qi Chen, who is the chairman of our board of directors, and Messrs. Yibo Wei and Xuqiang Yue, who are also our shareholders. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company. We also cannot assure you that these conflicts will be resolved in our favor and we may need to rely on expensive and time-consuming legal proceedings to resolve the conflicts, which may materially and adversely affect our business and financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our business operations. These arrangements provide us with a controlling financial interest in these entities, which may not be as effective as direct ownership in providing operational control.” and “— The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

In the opinion of King & Wood, our PRC legal counsel:

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

In terms of data security regulation, a series of laws and regulations have been published by the PRC government in the past year. In October 2025, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated Cybersecurity Law of the People's Republic of China, which became effective on January 1, 2026. In September 2024, the State Council promulgated Regulations on Network Data Security Management, which became effective on January 1, 2025.

In June 2021, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Data Security Law, which took effect on September 1, 2021. In December 2021, the Cyberspace Administration of China (the “CAC”), together with other authorities, jointly promulgated the Measures of Cybersecurity Review, which became effective on February 15, 2022. These laws and regulations impose cybersecurity review obligations on critical information infrastructure operators and network platform operators. According to the Measures of Cybersecurity Review, any network platform operator that holds personal data of more than one million users must apply for a cybersecurity review before it makes any public offering on a foreign stock exchange. The operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, also shall conduct such review. As of the date of this annual report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing an initial public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions or approvals by the CAC. Based on the above-mentioned and other effective PRC laws and regulations as of the date of this annual report, as advised by King & Wood, our PRC legal counsel, none of us, the VIEs or its subsidiaries is required to conduct a cybersecurity review. However, the laws and regulations in the area of data security are new and quickly evolving and the PRC government may interpret the above laws and regulations differently or issue new regulations in the future. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or a network platform operator under PRC law and be required to undergo cybersecurity reviews in the future.

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

In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in China, which represents the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, there remain uncertainties in the enforcement of the Statement of Protocol. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous PCAOB determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. As such, we were not identified as a “Commission-Identified Issuer” under the HFCAA for the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2025 and we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended March 31, 2026.

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

Our former auditor, PricewaterhouseCoopers Zhong Tian LLP (“PwC”), is an independent registered public accounting firm headquartered in mainland China that issued the audit reports for the fiscal years ended March 31, 2024 and 2025 which are included elsewhere in this annual report, and is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On November 13, 2025, we engaged Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm to replace PwC to audit our consolidated financial statements for the fiscal year ended March 31, 2026. For more details, see “Item 16F. Change in Registrant’s Certifying Accountant”. Marcum Asia is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, we cannot assure you whether NYSE or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our ADSs could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA.

The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3D. Key Information—Risk Factors— Risks Related to Doing Business in China— The audit reports for the fiscal years ended March 31, 2024 and 2025, which are included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely in years prior to 2023 and, as such, our investors had been deprived of the benefits of such inspections in the past.” and “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China— The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if in the future the PCAOB is unable to inspect and investigate completely our auditor. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

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

On August 8, 2006, six PRC regulatory agencies jointly adopted The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. Under the regulations, an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC citizens shall obtain the approvals of the China Securities Regulatory Commission of the PRC (the “CSRC”) prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Under the PRC laws and regulations in effect at the time of this annual report, as advised by King & Wood, our PRC legal counsel, we will not be required to submit an application to the CSRC for its permissions or approvals of offering and the listing and trading of our securities to foreign investors under the M&A Rules. However, the interpretation and application of the regulations remain unclear, and the above opinions of King & Wood, our PRC counsel are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion in the future.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Measures, effective on March 31, 2023. Pursuant to the Filing Measures, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates an offering or listing of its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents. Based on the above-mentioned laws and regulations, as of the date of this annual report, as advised by King & Wood, our PRC legal counsel, we are an existing enterprise defined by the Filing Measures. An existing enterprise is not required to file with the CSRC immediately, and the filing shall be made as required if we involve refinancing and other filing matters in the future. However, the interpretation and application of the regulations remain unclear and the relevant regulations are quickly evolving. We cannot assure you that CSRC, would reach the same conclusion in the future. See “Item 3D. Key Information—Risk Factors—Risks Related to Doing Business in China—The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.”

Based on the above-mentioned and other effective PRC laws and regulations as of the date of this annual report, as advised by King &Wood, our PRC legal counsel, except for necessary company business license, Telecommunications Business License, Radio and Television Program Production License, Audio-Visual License, Food Business License and Permit or License for Online Sales of medicinal products, publications and other related commodities, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing, we and the VIEs do not have to obtain any permissions or approvals from the PRC government authorities for our business operations in mainland China or for securities offerings to foreign investors. Also, as advised by our PRC legal counsel, as an existing enterprise (the domestic companies that have already been listed overseas before the effective date of the Filling Measures) defined under the Filing Measures, none of us or the VIEs is required to file with the CSRC immediately. However, according to the Filling Measures, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future. Furthermore, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we may be required to obtain such permissions or approvals in the future. We cannot predict, if required, whether or for how long we will be able to complete such filings or obtain such approvals. And the failure to complete such filing or the failure to obtain or delay in obtaining such permissions or approvals would subject us to restrictions and penalties imposed by the CSRC, CAC or any other PRC regulatory authorities, and our ability to offer securities to foreign investors could be significantly limited or completely hindered and the ADSs currently being offered may substantially decline in value and be worthless.

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

Condensed Consolidated Statements of Operations

	For the Year Ended March 31, 2026
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	4,779	84,032	36,621	—	125,432
Inter-company revenues(1)	—	—	6,785	16,026	(22,811)	—
Third-party costs and expenses(2)	(2,503)	(4,913)	(134,438)	(63,622)	—	(205,476)
Inter-company costs and expenses(1)	—	—	(16,026)	(6,785)	22,811	—
Third-party other operating (expenses)/income	(3,357)	1,392	8,743	1,054	—	7,832
Inter-company other operating (expenses)/income(3)	—	—	—	—	—	—
Share of income/(loss) from subsidiaries and VIEs(4)	6,374	(1,893)	59,533	—	(64,014)	—
Income/(loss) from non-operations	1,327	7,423	(10,522)	83,333	—	81,561
Income/(loss) before income tax expense	1,841	6,788	(1,893)	66,627	(64,014)	9,349
Income tax expense	—	(414)	—	(5,715)	—	(6,129)
Net income/(loss)	1,841	6,374	(1,893)	60,912	(64,014)	3,220
Net income attributable to non-controlling interests	—	—	—	1,379	—	1,379
Net income/(loss) attributable to ordinary shareholders	1,841	6,374	(1,893)	59,533	(64,014)	1,841

	For the Year Ended March 31, 2025
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	1,965	89,753	49,515	—	141,233
Inter-company revenues(1)	—	—	7,473	14,528	(22,001)	—
Third-party costs and expenses(2)	(3,183)	(6,359)	(136,652)	(101,272)	—	(247,466)
Inter-company costs and expenses(1)	—	—	(14,528)	(7,473)	22,001	—
Third-party other operating income/(expenses)	885	(1,268)	3,420	2,056	—	5,093
Inter-company other operating (expenses)/income(3)	—	—	(72,600)	72,600	—	—
Share of (loss)/income from subsidiaries and VIEs(4)	(54,268)	(54,256)	60,100	—	48,424	—
(Loss)/income from non-operations	(5,991)	5,717	8,778	32,902	—	41,406
(Loss)/income before income tax expense	(62,557)	(54,201)	(54,256)	62,856	48,424	(59,734)
Income tax expense	—	(67)	—	(772)	—	(839)
Net (loss)/income	(62,557)	(54,268)	(54,256)	62,084	48,424	(60,573)
Net income attributable to non-controlling interests	—	—	—	1,984	—	1,984
Net (loss)/income attributable to ordinary shareholders	(62,557)	(54,268)	(54,256)	60,100	48,424	(62,557)

	For the Year Ended March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Third-party revenues	—	474	119,253	40,617	—	160,344
Inter-company revenues(1)	—	—	10,954	13,145	(24,099)	—
Third-party costs and expenses(2)	(2,362)	(7,428)	(150,083)	(92,427)	—	(252,300)
Inter-company costs and expenses(1)	—	—	(13,145)	(10,954)	24,099	—
Third-party other operating income/(expense)	3,892	(2,842)	8,855	2,879	—	12,784
Inter-company other operating (expenses)/income(3)	—	—	(5,500)	5,500	—	—
Share of loss from subsidiaries and VIEs(4)	(60,288)	(51,806)	(25,894)	—	137,988	—
(Loss)/income from non-operations	(527)	1,422	3,748	5,952	—	10,595
Loss before income tax expense	(59,285)	(60,180)	(51,812)	(35,288)	137,988	(68,577)
Income tax (expense)/benefit	—	(108)	6	1,720	—	1,618
Net loss	(59,285)	(60,288)	(51,806)	(33,568)	137,988	(66,959)
Net loss attributable to non-controlling interests	—	—	—	(7,674)	—	(7,674)
Net loss attributable to ordinary shareholders	(59,285)	(60,288)	(51,806)	(25,894)	137,988	(59,285)

(1)
It represents the elimination of the intercompany service charge and other operating activities at the consolidation level. For the years ended March 31, 2024, 2025 and 2026, the service fees of variable interest entities charged by the related primary beneficiaries were RMB5.8 million, RMB3.9 million and RMB 5.2 million, respectively.
(2)
It includes the amortization of intangible assets and impairment of goodwill and long-lived assets of RMB11.8 million, RMB18.1 million and RMB0.2 million for the years ended March 31, 2024, 2025 and 2026.
(3)
It represents the elimination of the write-off certain intercompany balances relating to other subsidiaries, primary beneficiaries of variable interest entities and variable interest entities.
(4)
It represents the elimination of the investments among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.

Condensed Consolidated Balance Sheets

	As of March 31, 2026
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	12,838	62,374	21,195	37,220	—	133,627
Restricted cash	—	—	—	511	—	511
Short-term investments	—	34,359	68,515	58,633	—	161,507
Inventories	—	—	26	20	—	46
Loan receivables, net	—	—	—	19,913	—	19,913
Prepayments, receivables and other current assets	—	387	5,315	5,900	—	11,602
Amounts due from related party	—	—	14,916	—	—	14,916
Amounts due from intercompany (6)	1,049,162	72,870	1,331,560	164,004	(2,617,596)	—
Property and equipment, net	—	—	37,800	236,180	—	273,980
Intangible assets, net	—	168	294	74	—	536
Crypto assets	—	4,691	—	—	—	4,691
Right-of-use assets	—	—	599	455	—	1,054
Investments	11,632	—	100,000	53,376	—	165,008
Other non-current assets	—	68	—	39,452	—	39,520
Investment in subsidiaries and VIEs (5)	—	462,357	—	—	(462,357)	—
Total assets	1,073,632	637,274	1,580,220	615,738	(3,079,953)	826,911
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	—	203	2,687	659	—	3,549
Salaries and welfare payable	—	—	3,965	3,944	—	7,909
Advances from customers	—	—	1	56	—	57
Taxes payable	—	400	609	8,096	—	9,105
Amounts due to related parties	—	—	3,993	1,414	—	5,407
Current portion of lease liabilities	—	—	352	177	—	529
Accruals and other current liabilities	752	43,538	15,341	232,361	—	291,992
Amounts due to intercompany (6)	106,765	1,051,124	140,713	1,318,994	(2,617,596)	—
Share of investment in subsidiaries and VIEs (5)	457,991	—	950,202	—	(1,408,193)	—
Non-current lease liabilities	—	—	—	239	—	239
Total liabilities	565,508	1,095,265	1,117,863	1,565,940	(4,025,789)	318,787
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders' equity/(deficit) (5)	508,124	(457,991)	462,357	(950,202)	945,836	508,124
Non-controlling interests	—	—	—	—	—	—
Total shareholders’ equity/(deficit) (5)	508,124	(457,991)	462,357	(950,202)	945,836	508,124
Total liabilities and shareholders’ equity	1,073,632	637,274	1,580,220	615,738	(3,079,953)	826,911

	As of March 31, 2025
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
ASSETS
Cash and cash equivalents	954	17,955	17,626	45,486	—	82,021
Restricted cash	—	—	—	511	—	511
Short-term investments	2,777	63,547	—	231,247	—	297,571
Inventories	—	—	1	10	—	11
Loan receivables, net	—	—	—	31,108	—	31,108
Prepayments and other current assets	34,417	245	6,776	17,770	—	59,208
Amounts due from related party	—	—	14,629	502	—	15,131
Amounts due from intercompany (6)	1,063,552	70,133	1,460,151	71,849	(2,665,685)	—
Property and equipment, net	—	12	41,410	239,855	—	281,277
Intangible assets, net	—	199	400	119	—	718
Right-of-use assets	—	—	941	—	—	941
Investments	10,346	—	—	39,625	—	49,971
Other non-current assets	—	67	244	39,448	—	39,759
Investment in subsidiaries and VIEs (5)	—	457,339	—	—	(457,339)	—
Total assets	1,112,046	609,497	1,542,178	717,530	(3,123,024)	858,227
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	—	210	3,934	356	—	4,500
Salaries and welfare payable	—	—	4,860	3,013	—	7,873
Advances from customers	—	—	1	56	—	57
Taxes payable	—	—	593	2,551	—	3,144
Amounts due to related parties	—	—	1,896	1,581	—	3,477
Current portion of lease liabilities	—	—	620	—	—	620
Accruals and other current liabilities	967	43,662	14,000	242,575	—	301,204
Amounts due to intercompany (6)	104,015	1,063,734	48,848	1,449,088	(2,665,685)	—
Share of investment in subsidiaries and VIEs (5)	498,109	—	1,009,735	—	(1,507,844)	—
Non-current lease liabilities	—	—	352	—	—	352
Total liabilities	603,091	1,107,606	1,084,839	1,699,220	(4,173,529)	321,227
Shareholder’s equity/(deficit):
Total MOGU Inc. shareholders' equity/(deficit) (5)	508,955	(498,109)	457,339	(1,009,735)	1,050,505	508,955
Non-controlling interests	—	—	—	28,045	—	28,045
Total shareholders’ equity/(deficit) (5)	508,955	(498,109)	457,339	(981,690)	1,050,505	537,000
Total liabilities and shareholders’ equity	1,112,046	609,497	1,542,178	717,530	(3,123,024)	858,227

(5)
It represents the elimination of the investments among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities.
(6)
It represents the elimination of intercompany balances among the Company, other subsidiaries, primary beneficiaries of variable interest entities, and variable interest entities for intercompany service charges and treasury cash management purposes.

Condensed Consolidated Cash Flows

	For the Year Ended March 31, 2026
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for other operating activities (8)	—	2,802	211,198	(213,010)	(990)	—
Operating activities with external parties	519	23,311	(72,100)	853	—	(47,417)
Net cash provided by/(used in) operating activities	519	26,113	139,098	(212,157)	(990)	(47,417)
Investment in intercompany (9)	—	(6,912)	—	—	6,912	—
Loans to subsidiaries	(23,070)	—	—	—	23,070	—
Other investing activities	34,427	2,467	(142,441)	203,891	990	99,334
Net cash provided by/(used in) investing activities	11,357	(4,445)	(142,441)	203,891	30,972	99,334
Capital contribution from Group companies (9)	—	—	6,912	—	(6,912)	—
Repayment of loan from Group companies	—	23,070	—	—	(23,070)	—
Other financing activities	8	—	—	—	—	8
Net cash provided by financing activities	8	23,070	6,912	—	(29,982)	8

	For the Year Ended March 31, 2025
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	6,068	(6,068)	—	—
Inter-company (payments)/receipts for other operating activities (8)	—	(1,596)	(28,230)	29,826	—	—
Operating activities with external parties	(4,107)	(49,077)	(33,943)	19,211	—	(67,916)
Net cash (used in)/provided by operating activities	(4,107)	(50,673)	(56,105)	42,969	—	(67,916)
Investment in intercompany (9)	—	(7,189)	—	—	7,189	—
Receipt of loans repayment from subsidiaries	41,910	—	—	—	(41,910)	—
Other investing activities	(37,902)	553	(4,059)	(166,522)	—	(207,930)
Net cash provided by/(used in) investing activities	4,008	(6,636)	(4,059)	(166,522)	(34,721)	(207,930)
Capital contribution from Group companies (9)	—	—	7,189	—	(7,189)	—
Repayment of loan from Group companies	—	(41,910)	—	—	41,910	—
Other financing activities	(822)	—	—	—	—	(822)
Net cash (used in)/provided by financing activities	(822)	(41,910)	7,189	—	34,721	(822)

	For the Year Ended March 31, 2024
	MOGU Inc.	Other subsidiaries	Primary Beneficiaries of VIEs	VIEs	Eliminating adjustments	Consolidated Totals
	(RMB, in thousands)
Inter-company receipts/(payments) for service charge (7)	—	—	7,625	(7,625)	—	—
Inter-company (payments)/receipts for other operating activities (8)	(7,384)	7,465	(41,117)	41,036	—	—
Operating activities with external parties	(3,193)	(3,856)	(17,776)	(15,636)	—	(40,461)
Net cash (used in)/provided by operating activities	(10,577)	3,609	(51,268)	17,775	—	(40,461)
Investment in intercompany (9)	—	—	—	—	—	—
Other investing activities	(2,216)	(10,657)	101,175	(108,068)	—	(19,766)
Net cash (used in)/provided by investing activities	(2,216)	(10,657)	101,175	(108,068)	—	(19,766)
Net cash (used in)/provided by financing activities	—	—	—	—	—	—

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

The following table presents the amounts of cash transfers, dividends and distributions between MOGU Inc. (parent company), the VIEs, and other subsidiaries for the years ended March 31, 2024, 2025 and 2026, respectively. See “Item 3. Key Information – Supplemental Financial Information Related to the VIEs.” and “Item 18. Financial Statements.”

	For the Year Ended March 31,
	2024	2025	2026
	(RMB, in thousands)
Cash paid by VIEs to PRC subsidiaries under service agreements(1)	(7,625)	(6,068)	—
Cash received/(paid) by VIEs from/(to) Hong Kong and PRC subsidiaries for other operating activities(2)	41,036	29,826	(213,010)
Loans (received)/paid by MOGU Inc. (from)/to Hong Kong subsidiaries(3)	—	(41,910)	23,070
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(4)	—	7,189	6,912

Notes:

(1)
It represents the cash flows from VIEs to the relevant WFOE (included in the “Primary Beneficiaries of VIEs” column) by paying service fees according to the exclusive business cooperation agreements.

(2)
It represents the cash flows received or paid by VIEs from/to other subsidiaries for other intercompany service charges and treasury cash management purposes. The other intercompany service charges mainly represent the cash payment for services provided by the VIEs to other intercompany entities.
(3)
It represents the “Receipt of loans repayment from subsidiaries” or “Loan to subsidiaries” of the MOGU Inc. as in the condensed consolidating schedule of cash flow data.
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

For the years ended March 31, 2024, 2025 and 2026, no dividends or distributions were made to MOGU Inc. by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange (the “SAFE”). For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local branches of the SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in mainland China. Any foreign loan procured by our PRC subsidiaries is required to be registered or filed with SAFE or its local branches or satisfy relevant requirements as provided in the Notice by the State Administration of Foreign Exchange of Further Facilitating Cross-border Trade and Investment (“SAFE Circular 28”). Any medium or long-term loan to be provided by us to the VIEs must be registered with the National Development and Reform Commission and the SAFE or its local branches. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China – PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries and VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meets the requirements for statutory reserve funds.

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

For the years ended March 31, 2024, 2025 and 2026, no assets other than cash were transferred within our organization. In addition, we have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

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
•
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “—Risks Related to Doing Business in China—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 54.
•
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” on page 45.
•
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs are subject to additional taxes, which could negatively affect our financial condition and the value of your investment. See “—Risks Related to Doing Business in China—The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless.” on page 52.
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

Risks related to our Cryptocurrency Treasury Strategy and Holdings

•
Our plan to allocate corporate assets to digital currencies, including Bitcoin, Ethereum, and Solana, exposes us to significant risks associated with crypto assets, including volatility, concentration, and competition from other crypto assets.
•
Our involvement in crypto assets may subject us to reputational risk.
•
We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.
•
Our digital asset holdings expose us to the risk of non-performance by counterparties, including custodians, exchanges, or other service providers.
•
Our Treasury Program exposes us to risk of non-performance by counterparties.
•
Our pursuit of a cryptocurrency treasury strategy and other digital asset activities could distract from our core e-commerce marketplace operations and expose us to significant risks.
•
Regulatory change reclassifying Bitcoin, Ethereum, Solana, or other crypto assets as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, and could adversely affect the market price of such crypto assets and the market price of our ADSs.
•
Our digital asset holdings may subject us to evolving regulatory requirements and potential restrictions from financial institutions.
•
Bitcoin, Ethereum, Solana and other crypto assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect the Company’s financial position, operations and prospects.

Risks Related to Doing Business in China

•
The Chinese government has jurisdiction to oversee and may have significant influence on our operations, and provide more stringent regulatory oversight over offerings conducted overseas and foreign investment in China-based issuers, and the PRC government’s authority in regulating our operations, our overseas offerings of securities and foreign investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 54.
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
•
Changes in China’s political, economic or social conditions or government policies could have a material adverse effect on our business and operations. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 54.
•
Rules and regulations, including those governing the internet industry, in China are relatively new and quickly evolving. Uncertainties with respect to the interpretation and enforcement of PRC laws, rules and regulations and the fact that rules and regulations in mainland China can change quickly with little advance notice could adversely affect us. Such uncertainties could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless. See “—Uncertainties with respect to the interpretation and enforcement of laws, and changes in laws and regulations in China could adversely affect our results of business and financial operations and the value of our ADSs.” on page 54.
•
The audit reports for the fiscal years ended March 31, 2024 and 2025, which are included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely in years prior to 2023 and, as such, our investors had been deprived of the benefits of such inspections in the past.
•
The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if in the future the PCAOB is unable to inspect and investigate completely our auditor. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.

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

To achieve revenue growth, we will need to, among other things, continue to strengthen our brand, grow our user base in a cost-effective manner, enhance user experience, expand our content and product offerings, and strengthen our ability to successfully monetize our user base and products and services. However, we cannot assure you that we will be able to execute any of such strategies for monetization and business expansion successfully. We recorded net losses of RMB67.0 million, RMB60.6 million and net income of RMB3.2 million (US$0.5 million) for the years ended March 31, 2024, 2025 and 2026, respectively.

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

In July 2021, we acquired Ruisha Technology to expand and further utilize MOGU’s merchants’ service capabilities that we have been building over the years. We expect to be able to cooperate with more brands through Ruisha Technology, enriching our platform with more fashionable and high-quality product offerings for our users. However, Ruisha Technology has a limited history operating under our current business model. We might have difficulties fully integrate Ruisha Technology’s business operation into ours in a timely and cost-efficient manner, or at all. As such, it is difficult to evaluate our current business and future prospects, which may increase the risk of your investment. In August 2025, Ruisha Technology repurchased its shares from the Company, resulting our share interest in Ruisha Technology decreased from 59.6% to 48.2%. We deconsolidated Ruisha Technology since August 31, 2025.

Our revenues decreased by 30.9% from RMB232.1 million in the year ended March 31, 2023 to RMB160.3 million in the year ended March 31,2024 and decreased by 11.9% from RMB160.3 million in the year ended March 31, 2024 to RMB141.2 million in the year ended March 31, 2025 and decreased by 11.2% from RMB141.2 million in the year ended March 31, 2025 to RMB125.4 million (US$18.2 million) in the year ended March 31, 2026. We incurred net losses of RMB67.0 million, RMB60.6 million and net income of RMB3.2 (US$0.5 million) in the years ended March 31, 2024, 2025 and 2026, respectively. Our KOL-driven, LVB-focused business model has negatively affected our ability to achieve growth and profitability in the last two years, and we may not be able to generate enough revenue to achieve growth or profitability for the foreseeable future. There can be no assurance that we will be able to achieve either revenue growth or profitability under our current business model.

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

In the years ended March 31, 2024, 2025 and 2026, our top-10 KOLs contributed 80.4%, 84.4% and 88.7% of our total GMV, respectively. The popularity of our KOLs is a significant driver of our growth in active buyers through LVB, which in turn drives our GMV and revenue. KOLs with more fans are able to reach a wider audience when they promote or sell products on their LVB, and they also tend to attract more merchants to our platform for partnership opportunities. As of March 31, 2024, 2025 and 2026, our top-10 KOLs had 31.0%, 39.5% and 46.3% of the total number of fans of all of our KOLs, respectively.

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

If we fail to maintain and expand our relationships with content creators, in particular KOLs, or if our KOLs fail to produce popular fashion contents, or if we fail to provide online branding solutions, our revenues and results of operations will be adversely affected.

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

In addition, we expect to maintain and develop cooperation with our major customers and business partners by providing quality branding services through Ruisha Technology. If we fail to incorporate Ruisha Technology as part of our business and fail to maintain our business relationships, our major customers or business partners may terminate their cooperation with us, which could materially and adversely affect our results of operations and financial condition. In addition, Ruisha Technology might have disputes with our major customers or business partners when providing online services and curtail our ongoing business relationship with those customers. In August 2025, Ruisha Technology repurchased its shares from the Company, resulting our share interest in Ruisha Technology decreased from 59.6% to 48.2%. We deconsolidated Ruisha Technology since August 31, 2025.

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

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales from our platform. Our marketing and promotional activities may not be well received by users and may not result in the levels of product sales that we anticipate. We incurred RMB67.4 million, RMB58.0 million and RMB37.6 million (US$5.4 million) in sales and marketing expenses in the fiscal years ended March 31, 2024, 2025 and 2026, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our margin.

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

As the e-commerce industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in August 2018, the SCNPC promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law provides that e-commerce operators must obtain administrative licenses if the business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on E-commerce.” for further details. On March 15, 2021, the State Administration for Market Regulation (the “SAMR”) promulgated a revised vision of the Online Trading Measures, which became effective on May 1, 2021. The revision makes further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. However, it remains uncertain as to how the E-Commerce Law will be further interpreted and implemented. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in or discrepancies with respect to the relevant authorities’ interpretation of these laws and regulations. We changed the website from mogujie.com to mogu.com. We have updated the related licenses and approvals pursuant to the relevant laws and regulations and may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. Advised by King & Wood, our PRC legal counsel, we do not believe that our provision of sales promotion activities through live video broadcasts will be viewed as provision of internet audio-visual programs to the public which would require a license for providing internet audio-visual program services. We cannot assure you that the relevant PRC government authorities would agree with our conclusions. Also, we believe the provision of sales promotion activities through live video broadcasts has been a relatively minor portion of our business and is likely to be further reduced. However, if we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings or fail to obtain required licenses or approvals in a timely manner, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of our operations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

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

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including imposition of new tariffs and other trade restrictions that could affect cross-border commerce. On February 1, 2025, the United States imposed additional 10% tariffs on Chinese imports, which China responded with retaliatory tariffs on selected U.S.-origin goods, and the U.S. announced tariffs of 25% on imports from Canada and Mexico, the implementation of which were subsequently delayed for one month following negotiations with Canada and Mexico. On March 4, 2025, these tariffs of 25% on imports of Canadian and Mexican products became effective, and the U.S. imposed additional tariffs of 10% on imports from China, on top of those imposed on February 1, 2025, and Canada and China responded with tariffs on additional U.S.-origin goods. In addition, on April 2, 2025, the U.S. administration issued an executive order, pursuant to which goods from mainland China and Hong Kong are no longer benefit from the de minimis exemption for shipments with a retail value of $800 or less that are imported by one person in one day. On May 12, 2025, the U.S. issued a joint statement on trade with China. According to the announcement, the U.S. suspended the implementation of a 24% tariff, and China also correspondingly suspended the implementation of a 24% tariff, within the initial 90 days and subsequently extended that suspension for an additional 90 days, until November 10, 2025. On October 30, 2025, the U.S. President Donald Trump announced a reduction in the applicable tariff rate on certain Chinese imports by 10%, effective November 10, 2025, and agreed to maintain the suspension of heightened reciprocal tariffs on Chinese imports until November 10, 2026.

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

On January 1, 2026, the Cybersecurity Law, which was originally promulgated in November 2016 and amended on October 28, 2025, took effect. It serves as the primary framework for regulating network security in China and provides that network operators must fulfill their obligations to safeguard network security during the course of conducting business and providing services. Network operators must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to threats to network security effectively, prevent illegal and criminal activities and maintain the integrity.

Furthermore, the State Council also issued the Regulations on the Network Data Security Management on September 24, 2024, which became effective on January 1, 2025. According to the Regulations on the Network Data Security Management, if network data processors carry out network data processing activities that have affected or may affect national security, they must undergo a national security review in accordance with the relevant laws and regulations.

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

We review our goodwill and long-lived assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. We test goodwill for impairment at least once a year. When such goodwill or long-lived assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We are required to record a significant charge in our financial statements during the period in which any impairment of goodwill or long-lived assets is determined. We had impairment of goodwill and long-lived assets of RMB9.9 million, RMB18.0 million, and nil for the years ended March 31, 2024, 2025 and 2026, respectively. For further information, see “Item 5. Operating and Financial Review and Prospects—Key Components of Results of Operations.” There can be no assurance that we will not be required to record additional impairments on goodwill and long-lived assets in the future or that such impairments will not be material. As of March 31, 2024, 2025 and 2026, the market capitalization of our company was lower than the carrying value of net assets of our company. In addition, weaker-than-expected operating results and cash flows performance in the future or other relevant factors could be considered triggers which would require a long-lived assets impairment assessment, and additional impairment charges could result and be recognized in future periods. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our business, financial condition and results of operations.

We have and may continue to invest in or acquire complementary assets, technologies and businesses, and such efforts may fail and have in the past, and may continue to, result in equity or earnings dilution.

We have in the past and may continue to invest in and acquire assets, technologies and businesses that are complementary to our business. Acquired businesses or assets may not yield the results we expect. In addition, acquisitions of assets and businesses have in the past, and may continue to, result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired businesses or assets. For example, in July 2021, we acquired Ruisha Technology at an aggregate consideration of RMB50.0 million in cash, to expand and further utilize MOGU’s merchants’ service capabilities that we have been building over the years. In August 2025, Ruisha Technology repurchased its shares from the Company, resulting our share interest in Ruisha Technology decreased from 59.6% to 48.2%. We deconsolidated Ruisha Technology since August 31, 2025.

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

We periodically review our investments in privately held companies and limited partnerships for impairment. If we conclude that any of these investments is impaired, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of operations and comprehensive (loss)/income. For the years ended March 31, 2024, 2025 and 2026, we recognized impairment charges of RMB1.4 million, RMB15.0 million and RMB2.1 million (US$0.3 million), respectively, on the carrying value of our long-term investments. We may continue to incur impairment charges in the future, which could subject us to incur a further net loss.

As of March 31, 2026, our long-term investments included RMB5.6 million (US$0.8 million) in private companies, which may not have the resources nor level of controls in place like public companies to timely and accurately provide updates about their companies to us. Furthermore, many of our investments are at an early, pre-revenue stage of development, and their impairment may be difficult to assess as market information on internet-related startups is not readily available. After our adoption of ASU 2016-01 “Classification and Measurement of Financial Instruments” starting January 1, 2018, we measure long-term investments other than equity method investments and equity securities without readily determinable fair value at fair value. Our investments other than equity method investments and equity securities without readily determinable fair value, are subject to a wide variety of market related risks that could substantially reduce or increase the fair value of our holdings. For example, identification of observable price change in orderly transaction for those investments without readily determinable fair value may result in our recognition of gain or loss on such investments.

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

In addition, the PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services. For example, on February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertisements which took effective on May 1, 2023. The Measures for the Administration of Internet Advertisements stipulates the responsibility of the advertiser, for example, the promotion of commodities or services in the form of paid listings on the Internet must be prominently identified as advertisements, among other heightened obligations. On August 22, 2024,the SAMR promulgate the Internet Advertising Identifiability Enforcement Guidelines. the Internet

Advertising Identifiability Enforcement Guidelines enhances the operability of the relevant provisions of the Advertising Law, standardizing the advertising supervision and law enforcement on online services.

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

In August 2020 and January 2024, we purchased two office buildings located at the Hangzhou Zijingang Technology Zone. The construction of the office buildings has been completed in December of 2022. We are currently in the process of obtaining the property ownership certificates for these office building, but we have not obtained such certificate as of the date of this annual report. If we are unable to obtain the property ownership certificates, under applicable PRC property law, the property right of these office buildings may not be effectively transferred to us until it is registered by relevant registration authority, and therefore we may not have the full legal right to use, own or dispose these office buildings. Any challenge to our legal rights to these office buildings, if successful, could affect or interrupt our operations in such properties.

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

We adopted the Global Share Plan in 2011, which was amended in September 2016 and March 2018 and is referred to as the Plan in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 316,317,652 ordinary shares. In November 2018, our board of directors and shareholders adopted the Amended and Restated Global Share Plan, which we refer to as the Amended Plan in this annual report, to amend and restate the Plan in its entirety, which superseded all the prior versions of the Plan. As of May 31, 2026, options to purchase 25,000 ordinary shares as well as nil restricted share units are issued and outstanding under the Amended Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.” We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statement of operations and comprehensive loss in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We have identified material weaknesses in our internal controls over financial reporting. These material weaknesses may impair our ability to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2026 due to the material weaknesses identified. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” In addition, we ceased to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, since March 31, 2024. If our public float exceeds US$75 million, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

During the year ended March 31, 2026, we have completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of March 31, 2026, the material weakness that our lack of periodic review of high-risk activities in the accounting system, including the super user account’s operations and program and data changes has been remediated. The other two material weaknesses that our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and our lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems, have not been remediated as of March 31, 2026.

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

In the opinion of King & Wood, our PRC legal counsel, (i) the ownership structure of Hangzhou Shiqu and the VIEs in mainland China does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Hangzhou Shiqu, the VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

The shareholders of the VIEs include Mr. Qi Chen, who is the chairman of our board of directors, and Messrs. Yibo Wei and Xuqiang Yue, who are also our shareholders. Conflicts of interest may arise between the roles of them as shareholders, directors or officers of our company and as shareholders of the VIEs. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe fiduciary duties to our company, including duties to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of the VIEs have executed powers of attorney to appoint Hangzhou Shiqu or a person designated by Hangzhou Shiqu to vote on their behalf and exercise voting rights as shareholders of the VIEs. We cannot assure you that when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

During the fiscal years ended March 31, 2024, 2025 and 2026 and through the date of this annual report, neither the Company nor any of its subsidiaries has paid dividends or made distributions to U.S. investors. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

Risks related to our Cryptocurrency Treasury Strategy and Holdings

Our plan to allocate corporate assets to digital currencies, including Bitcoin, Ethereum, and Solana, exposes us to significant risks associated with crypto assets, including volatility, concentration, and competition from other crypto assets.

As described under “Item 4. Information on the Company – A. History and Development of the Company,” on September 9, 2025, the board of directors of MOGU Inc. approved a strategic allocation of up to US$20 million of our corporate assets to digital currencies, primarily Bitcoin, Ethereum, and Solana, including related securities and investment products. The board authorized our Chairman, Chen Qi, to determine the timing and amount of digital currency acquisitions. Crypto assets such as Bitcoin, Ethereum, and Solana are highly volatile, and their market prices can fluctuate dramatically over short periods of time due to factors beyond our control, including market sentiment, technological developments, macroeconomic events, and regulatory actions. These fluctuations could result in significant realized or unrealized losses on our treasury holdings, materially affecting our financial condition and reported earnings.

In addition, the prices of these crypto assets may be materially impacted by competition from other crypto assets and by the level of adoption and usage of their respective blockchains relative to competing platforms and digital currencies. For example, Bitcoin faces competition from other store-of-value assets; Ethereum and Solana face competition from alternative smart contract platforms such as Avalanche, Polkadot, or Cardano. If competing crypto assets achieve greater adoption, utility, or technological advantage, demand for Bitcoin, Ethereum, or Solana could decline, which may cause their values to decrease significantly. A decline in the value of any of these crypto assets or other crypto assets we may acquire could materially and adversely affect the value of our corporate treasury, our balance sheet, and our ADSs price.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our crypto assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we could lose some or all of our crypto assets and our financial condition and results of operations could be materially adversely affected.

We expect to hold substantially all of these crypto assets through third-party custodians or wallet solutions. Security breaches and cyberattacks are of particular concern with respect to our crypto assets. Bitcoin, Ethereum, Solana, and other blockchain-based cryptocurrencies, as well as the entities that provide services to participants in their respective ecosystems, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Hot wallets, which are connected to the Internet, facilitate transactions but are more vulnerable to hacking and other cyber incidents. Cold wallets, which are kept offline, provide greater protection from external attacks but may carry risks of internal error, misappropriation, or delayed access to assets during market volatility. The custodians or wallet services we engage may have systems that are susceptible to defects, operational failures, or cyberattacks. Cyberattacks across industries are growing more frequent, persistent, and sophisticated, often carried out by well-funded groups, individuals, or state actors. Techniques to obtain unauthorized access to systems and information (including personal data and crypto assets), disable or degrade services, or sabotage systems are constantly evolving, difficult to detect, and may remain unnoticed until after an attack. Such threats may target us or our third-party providers. We may experience security breaches as a result of human error, insider threats, malfeasance, or system flaws. Any loss, theft, or restriction on access to our Bitcoin, Ethereum, Solana, or other crypto assets we may acquire could materially and adversely affect our business operations, financial condition, and results of operations.

Our involvement in crypto assets may subject us to reputational risk.

The use of crypto assets by companies remains controversial and may be negatively perceived by investors, customers, regulators, or other stakeholders. Association with the volatility or speculative nature of crypto assets could harm our reputation, reduce customer confidence in our core biospecimen business, and adversely impact our ability to raise capital or attract strategic partners.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our cryptocurrency strategy, the manner in which our crypto assets are custodied, our ability to engage in transactions with affiliated parties, and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. Our board of directors will have broad discretion over the investment and cash management policies it authorizes, whether in respect of our digital asset holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding crypto assets.

Our digital asset holdings expose us to the risk of non-performance by counterparties, including custodians, exchanges, or other service providers.

Our cryptocurrency treasury program exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of cryptocurrency, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our cryptocurrency is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any loss or misappropriation of our cryptocurrency, nor have such events adversely impacted our access to our cryptocurrency, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our existing custodian is subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held cryptocurrency will not become part of the custodian’s insolvency estate if our custodian enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our cryptocurrency holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodian with which we custody substantially all of our cryptocurrency, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our Cryptocurrency Treasury Program exposes us to risk of non-performance by counterparties.

Our cryptocurrency treasury program exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of cryptocurrency, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our cryptocurrency is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any loss or misappropriation of our cryptocurrency, nor have such events adversely impacted our access to our cryptocurrency, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our existing custodian is subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held cryptocurrency will not become part of the custodian’s insolvency estate if our custodian enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our cryptocurrency holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our pursuit of a cryptocurrency treasury strategy and other digital asset activities could distract from our core e-commerce marketplace operations and expose us to significant risks.

While our primary business is operating an online fashion and lifestyle e-commerce marketplace, we are also pursuing a strategy of acquiring crypto assets, primarily Bitcoin, Ethereum, and Solana, as part of our treasury strategy. This separate strategy involves risks distinct from our core operations, including extreme price volatility, uncertain regulation, cybersecurity and custody risks, and reputational concerns. If management attention, financial resources, or investor perception becomes disproportionately focused on our digital asset activities, our core business could suffer. Furthermore, if these digital asset activities materially impact our financial condition or results of operations, investors may reassess our business model and value us differently than a company solely engaged in the e-commerce marketplace business.

Regulatory change reclassifying Bitcoin, Ethereum, Solana, or other crypto assets as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), and could adversely affect the market price of such crypto assets and the market price of our ADSs.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this annual report.

While senior SEC officials have stated their view that Bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC with respect to Bitcoin, Ethereum, Solana, or other crypto assets could lead to our classification as an “investment company” under the 1940 Act, if the portion of our assets consisting of investments in such crypto assets exceeds the 40% safe harbor limits prescribed in the 1940 Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income for compliance under the 1940 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC regulations. If Bitcoin, Ethereum, Solana, and/or other crypto assets we hold or may hold are determined to constitute securities for purposes of the federal securities laws, we would take steps to reduce the percentage of crypto assets that constitute investment assets under the 1940 Act. These steps may include, among others, selling crypto assets that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our crypto assets at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if Bitcoin, Ethereum, Solana, or other crypto assets are determined to constitute securities for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by the 1940 Act could adversely affect the market price of such crypto assets and in turn adversely affect the market price of our ADSs.

Our digital asset holdings may subject us to evolving regulatory requirements and potential restrictions from financial institutions.

Several spot cryptocurrency ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot cryptocurrency ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our cryptocurrency holdings.

Additional laws, guidance and policies may be issued by domestic and foreign regulators with respect to crypto assets. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting crypto assets, as well as enforcement actions involving or impacting trading venues, counterparties and custodians with which we may transact, could impose significant costs or otherwise limit our ability to hold and transact in crypto assets. Furthermore, private actors that are wary of crypto assets or the regulatory concerns associated with them have in the past taken, and may in the future take, actions that could have an adverse effect on our business or the market price of our ADSs. For example, it is possible that a financial institution could restrict customers from buying shares of our ADSs if it were to determine that our ADSs' value is closely tied to the performance of crypto assets, signaling a reluctance to facilitate exposure to digital currencies.

Bitcoin, Ethereum, Solana and other crypto assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect the Company’s financial position, operations and prospects.

Bitcoin, Ethereum, Solana and other crypto assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to crypto assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin, Ethereum, Solana or other crypto assets.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Bitcoin, Ethereum, Solana or other crypto assets, or the ability of individuals or institutions such as us to own or transfer such crypto assets. For example, the U.S. executive branch, the SEC, the European Union’s Markets in Crypto Assets Regulation, among others have been active in recent years, and in the U.K., the Financial Services and Markets Act 2023, or FSMA 2023 became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the crypto assets industry, nor how any new regulations or changes to existing regulations might impact the value of crypto assets generally and Bitcoin, Ethereum and Solana specifically. The consequences of increased regulation of crypto assets and digital asset activities could adversely affect the market price of Bitcoin, Ethereum, Solana and other crypto assets and in turn adversely affect the market price of our ADSs.

Moreover, the risks of engaging in a cryptocurrency treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the crypto assets industry in general, and the use and acceptance of Bitcoin, Ethereum, Solana and other crypto assets in particular, may also impact the price of such assets and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Bitcoin, Ethereum, Solana and other crypto assets may depend, for instance, on public familiarity with crypto assets, ease of buying, accessing or gaining exposure to such assets, institutional demand for them as an investment asset, the participation of traditional financial institutions in the crypto assets industry, consumer demand for them as a means of payment, and the availability and popularity of alternatives. Even if growth in adoption occurs in the near or medium-term, there is no assurance that usage will continue to grow over the long-term.

Because Bitcoin, Ethereum, Solana and other crypto assets have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to these blockchains could also impact their price. For example, malicious attacks by miners or validators, inadequate fees to incentivize transaction validation, hard “forks” of a blockchain into multiple chains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of a blockchain and negatively affect the price of the associated crypto assets. The liquidity of crypto assets may also be reduced, and damage to public perception may occur, if financial institutions were to deny or limit banking services to businesses that hold crypto assets, provide related services or accept them as payment. Similarly, the open-source nature of many blockchain protocols means that contributors and developers are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade a blockchain could adversely affect the blockchain and negatively affect the price of the associated crypto assets.

Recent actions by U.S. banking regulators have reduced the ability of cryptocurrencies-related services providers to gain access to banking services, and liquidity of crypto assets may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively affect the ability of exchanges and trading venues to provide services for Bitcoin, Ethereum, Solana and other crypto assets.

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

We conduct our business primarily in mainland China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over our business operations. The PRC government has released regulations and policies that have significantly impacted various industries in general and specific operators within such industries, and may in the future release new regulations or policies that could intervene in or influence our operations or the industry sectors in which we operate. For example, on July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 27, 2021,the NDRC and the MOFCOM, jointly issued the Negative List (2021), which became effective on January 1, 2022. Pursuant to the Negative List (2021), if a domestic company engaging in the prohibited business stipulated in the Negative List (2021) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Although as advised by our PRC legal advisor, King & Wood, we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded. The PRC government may also require us to obtain new permits or approvals to continue our operations or further offer our securities to investors. If we fail to comply with these regulations, policies or requirements, it could result in a material change in our operations or the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face uncertainty from potential actions taken by regulators that may affect our business.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside mainland China or otherwise with respect to foreign entities. Although the local authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in mainland China according to the PRC Securities Law.

The audit reports for the fiscal years ended March 31, 2024 and 2025, which are included in this annual report, is prepared by our former auditor which the PCAOB was unable to inspect and investigate completely in years prior to 2023 and, as such, our investors had been deprived of the benefits of such inspections in the past.

Our former auditor, PwC, the independent registered public accounting firm that issued the audit reports for the fiscal years ended March 2024 and 2025 which are included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections completely before December 15, 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors located in the jurisdictions that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its previous PCAOB determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

On November 13, 2025, we engaged Marcum Asia as our independent registered public accounting firm to replace PwC to audit our consolidated financial statements for the fiscal year ended March 31, 2026. For more details, see “Item 16F. Change in Registrant’s Certifying Accountant”. Marcum Asia is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

If in the future, the PCAOB concludes that it is unable to inspect and investigate completely our auditor, we and our investors in the ADSs would be deprived of the benefits of such PCAOB inspections again. The inability of the PCAOB to conduct inspections of accounting firms registered with the PCAOB in China in the past makes it more difficult to evaluate the effectiveness of our former independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in the quality of work performed by our independent registered public accounting firm and the company’s financial statements.

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if in the future the PCAOB is unable to inspect and investigate completely our auditor. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.

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

On August 22, 2022, we were identified by the SEC as a “Commission-Identified Issuer” following the filing of our Form 20-F for the fiscal year ended March 31, 2022 with the SEC on July 15, 2022. On December 15, 2022, the PCAOB issued a report that vacated its previous PCAOB determinations. In addition, our current auditor, Marcum Asia is an accounting firm based in New York that is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Accordingly, we are currently not at risk of having our ADSs subject to a trading prohibition under the HFCAA as we do not expect to be identified as a “Commission-Identified Issuer” after we file this annual report on Form 20-F for the fiscal year ended March 31, 2026.

On December 29, 2022, the consolidated Appropriations Act, 2023 became effective, which amended the HFCAA, by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three because of a position taken by authorities in a foreign jurisdiction. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we use such accounting firms headquartered in one of these jurisdictions to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

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

In November 2021, we received a letter from the New York Stock Exchange notifying us that the Company’s average closing price of its security on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period and was below compliance criteria. In response to the noncompliance letter and to countervail any short-term adverse effect resulted and rectify the deficiencies in our trading price, we decided to change the ratio of our ADS from one ADS to twenty-five (25) Class A ordinary shares to three hundred (300) Class A ordinary shares, effective on March 28, 2022. However, we cannot assure you that the closing price will not be less than US$1.00 in the future. Further, we cannot guarantee that we will be able to maintain the compliance criteria that require the average market capitalization over a 30 trading-day period of to be at least US$15 million, even though we are currently in compliance with such criteria. If we fail to comply with any compliance criteria for continued listing and we are unable to regain compliance pursuant to the relevant procedures, our ADSs may be delisted or prohibited from trading on NYSE pursuant to Section 802.01B of the NYSE’s Listed Company Manual. In addition, in the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

In May 2020, our board of directors authorized a new repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from May 28, 2020 through May 27, 2021. In September 2020, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from September 13, 2020 through September 12, 2021. In August 2021, our board of directors authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over a twelve-month period from August 27, 2021 through August 26, 2022. In September 2022, our board of directors further authorized another repurchase of up to US$10 million of the ADSs or our ordinary shares over the period from September 9, 2022 through August 31, 2023. In May 2024, our board of directors further authorized another repurchase of up to US$8 million of the ADSs or our ordinary shares over the period from May 13, 2024 through May 12, 2025. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” for details of our share repurchase transactions pursuant to these share repurchase programs for the fiscal year ended March 31, 2026. Although our board of directors has authorized share repurchase programs and can authorized additional share repurchase programs in the future, we are not obligated to purchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market, business conditions, the trading price of the ADSs or our ordinary shares and the nature of other investment opportunities. Our share repurchase program could affect the price of the ADSs and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of the ADSs. For example, the existence of a share repurchase program could cause the price of the ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for the ADSs. Additionally, our share repurchase program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities. There can be no assurance that any share repurchases will enhance shareholder value because the market price of the ADSs or our ordinary shares may decline below the levels at which we determine to repurchase the ADSs or our ordinary shares. Although our share repurchase program is intended to enhance long-term shareholder value, there is no assurance that it will do so and short-term share price fluctuations could reduce the program’s effectiveness.

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

As of May 31, 2026, Mr. Qi Chen, our co-founder, the chairman of our board of directors, beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitutes approximately 12.4% of our total issued and outstanding share capital and 80.9% of our aggregate voting power as of May 31, 2026. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by shareholders, and the register of mortgages and charges of such companies, and a list of the names of the current directors of such companies upon payment of a fee to the Cayman Registrar) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADR program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility terminates, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

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

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Since we are no longer an “emerging growth company” as of March 31, 2024 we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Also, operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2026 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

On July 26, 2021, we acquired Ruisha Technology by increasing our share of equity interests to 59.6%. In August 2025, Ruisha Technology repurchased its shares, resulting our share interest in Ruisha Technology decreased from 59.6% to 48.2%. We deconsolidated Ruisha Technology since August 31, 2025.

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

On September 9, 2025, our board of directors approved a strategic allocation of up to US$20 million of our corporate assets to digital currencies, primarily Bitcoin, Ethereum, and Solana, including related securities and investment products. The board believes that integrating crypto assets into our core assets can help diversify our treasury holdings and enhance our operational capabilities for next-generation artificial intelligence products and services. The board authorized our Chairman, Chen Qi, to determine the timing and amount of digital currency acquisitions.

On December 24, 2025, Hangzhou Shiqu Information and Technology Co., Ltd., our indirect wholly owned subsidiary in China, entered into a share transfer agreement to acquire less than 1.0% of the registered capital of a target company engaged in AI infrastructure technology for a total consideration of RMB 0.1 billion.

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

B.
Business Overview

We are a KOL-driven online fashion and lifestyle destination in China. We provide people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. People shop not only to buy, but also for leisure, entertainment and to stay informed of the latest trends. By connecting merchants, KOLs and users together, our platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience. In July 2021, we acquired Ruisha Technology as a means to explore new opportunities in the global operation of merchants. Ruisha Technology focuses on serving leading brands in the retail industry and providing brands with private domain operation and private domain product systems, etc. solutions and services. Ruisha Technology is dedicated to providing brands with one-stop brand-wide integrated marketing solutions that keep abreast of the times. In August 2025, Ruisha Technology repurchased its shares, resulting our share interest in Ruisha Technology decreased from 59.6% to 48.2%. We deconsolidated Ruisha Technology since August 31, 2025.

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

Users access our platform primarily through mobile applications, including our flagship Mogujie mobile app, as well as through our Mini Programs on Weixin. Our highly engaged user base primarily consists of young females between the ages of 25 and 35. In March 2026, on average, an active buyer through LVB on our platform spent over 31 minutes per day watching our live video broadcasts, and 96% of them repurchased within 30 days of their initial purchase. If an individual actively uses multiple devices or accounts to access our live video broadcasts simultaneously, such individual would be counted as multiple “users” in calculating the above average time spent.

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

We have invested in LVB host incubation programs that help us expand our LVB host talent pool and increase the popularity of LVB hosts. We have a bottom-heavy LVB host tier system, where we attract new LVB hosts from all walks of life to stream on our platform, and we discover and cultivate new LVB hosts with potential for building a large fan base and promoting product sales. Leveraging our experience in LVB host incubation, we cultivate and support our LVB hosts in many ways, including user traffic diversion that matches the LVB host’s popularity, continuing guidance on effective viewer interactions during LVB, supply chain support for products sold by the LVB host, user or fan data analytics, branding partnerships with our merchant partners, and otherwise promoting the LVB host in multiple media channels. In our internal system, we define LVB hosts who have achieved a certain level of fan following and product sales as established LVB hosts. Established LVB hosts typically possess loyal fan base, professional sales capability, and proven content creation know-how. The number of established LVB hosts are 129, 108 and 91 as of March 31, 2024, 2025 and 2026.

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

We strive to provide our users with the broadest range of high-quality and engaging original content, catering to both popular and niche tastes in fashion and helping users relate to fashion, and our content broadly revolves around different fashion and lifestyle topics, such as fashion and lifestyle tips, try-outs and reviews. We facilitated KOLs and users in generating content on our platform, and the content is available in a variety of multi-media formats, including:

•
Live Video Broadcasts. Live video broadcasts are mostly hosted by our KOLs and are interactive, immersive and fun. Our live video broadcast function has also proven to be an effective means of promoting products to our key user demographics. Live video broadcasts contributed RMB5.1 billion, RMB3.5 billion and RMB3.5 billion (US$0.5 billion) to our total GMV for the years ended March 31, 2024, 2025 and 2026. We determine the total GMV contributed by live video broadcasts based on the total GMV generated through the direct product purchase function that is embedded in the live video broadcasting interfaces of our mobile apps and Mini Programs. While watching these live video broadcasts, users can interact with the LVB hosts in real time through embedded instant messaging tools, and conveniently purchase products promoted by the LVB hosts within the same interface.
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

Marketing Services

We provide various types of marketing services to empower our KOLs and the merchants on our platform to gain more exposure to our users. In particular, KOLs can benefit from our marketing services to attract more fans and to increase their sales volume. We primarily charge marketing service clients on a cost-per-click or cost-per-mille basis. We also provide services to merchants and brand partners that enable them promote their products through KOLs on social network platforms.

Talent Management Service

We provide service to online platform operator inclusive of the recommendation of online entertainers to deliver live stream, management of online entertainers, training of online entertainers and monitoring of live stream content, etc.

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

Intellectual Property

Our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and other intellectual property are critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, KOLs, third-party merchants business customers and others to protect our proprietary rights. As of March 31, 2026, we own 24 registered patents, 1,014 registered trademarks in the PRC, copyrights to 267 software programs developed by us relating to various aspects of our operations, and 187 registered domain names, including mogu.com, mogujie.com and meilishuo.com.

Competition

The fashion retail industry in China is highly competitive and rapidly evolving. Our primary competitors include (i) major e-commerce platforms in China, (ii) major traditional and brick-and-mortar fashion retailers in China, and (iii) social media platforms and content providers in China that cover the fashion and apparel industries. With the acquisition of Ruisha Technology in July 2021, we also expect to expand our business operations to further serve business customers and deepen our business cooperation with them by providing customized solutions for their online operations. As such, we also compete with businesses that provide customized solutions and operational services to online operations of brand-named and other retail companies. In August 2025, Ruisha Technology repurchased its shares, resulting our share interest in Ruisha Technology decreased from 59.6% to 48.2%. We deconsolidated Ruisha Technology since August 31, 2025.

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

(7)
Represents aggregate 573,005,112 Class A ordinary shares and 5.1% voting rights held by shareholders, each of which beneficially own less than 5% of our total outstanding shares.

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

In the opinion of King & Wood, our PRC legal counsel:

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

D.
Property, Plant and Equipment

We are headquartered in Hangzhou, China, and we have leased an aggregate of approximately 1,000 square meters of office space in Lishui as of March 31, 2026. We also had an aggregate of approximately 0.3 thousand square meters of office space in Hangzhou as of March 31, 2026. We lease our premises under operating lease agreements from independent third parties. A summary of our leased properties as of March 31, 2026 is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Hangzhou, China	0.3	Office	3
Lishui, China	1.0	Office	3

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

We believe that our existing facilities are adequate for our current business operations and we will be able to enter into lease arrangements on commercially reasonable terms for future development.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors.” and elsewhere in this annual report. We have prepared our financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years of 2024, 2025 and 2026 are to the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

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

Our GMV associated with LVB was RMB5.1 billion, RMB3.5 billion and RMB3.5 billion for the years ended March 31, 2024, 2025 and 2026, respectively. Our active buyers through LVB were 1.3 million, 0.9 million and 0.6 million for the years ended March 31, 2024, 2025 and 2026, respectively. Our established LVB hosts were 129, 108 and 91 as of March 31, 2024, 2025 and 2026, respectively.

Our total GMV was RMB5.2 billion, RMB3.6 billion and RMB3.6 billion for the years ended March 31, 2024, 2025 and 2026, respectively. Our total revenues were RMB160.3 million, and RMB141.2 million and RMB125.4 million (US$18.2 million) for the years ended March 31, 2024, 2025 and 2026, respectively.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
Revenues
Commission revenues	109,742	68.4	74,697	52.9	65,847	9,546	52.5
Financing solutions revenues	10,267	6.4	7,876	5.6	6,809	987	5.4
Technology service revenues	33,288	20.8	51,236	36.3	26,941	3,906	21.5
Other revenues	7,047	4.4	7,424	5.2	25,835	3,745	20.6
Total revenues	160,344	100.0	141,233	100.0	125,432	18,184	100.0

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

Other revenues. Our other revenues primarily consist of marketing services revenues, logistic services revenue, promotion services revenue, talent management services and others.

Costs and expenses

The following table sets forth the principal components of our costs and expenses by amounts and percentages of our total costs and expenses for the years presented:

	For the Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(91,191)	36.1	(84,762)	34.3	(89,578)	(12,986)	43.6
Sales and marketing expenses	(67,391)	26.7	(57,953)	23.4	(37,556)	(5,444)	18.3
Research and development expenses	(26,724)	10.6	(29,967)	12.1	(28,776)	(4,172)	14.0
General and administrative expenses	(55,148)	21.9	(56,675)	22.9	(49,390)	(7,160)	24.0
Amortization of intangible assets	(1,901)	0.8	(156)	0.0	(176)	(26)	0.1
Impairment of long-lived assets	(9,945)	3.9	(17,953)	7.3	—	—	—
Total costs and expenses	(252,300)	100.0	(247,466)	100.0	(205,476)	(29,788)	100.0

Cost of revenues. Costs of revenues primarily consist of payroll costs including share-based compensation expenses, information technology related expenses, outsourcing cost, talent management service costs, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

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

General and administrative expenses. General and administrative expenses consist of staff costs including share-based compensation expenses, expected credit loss expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations; and costs associated with these functions of facilities and equipment, such as depreciation expenses, rental and other general corporate related expenses.

Amortization of intangible assets. We incur expenses for the amortization of our intangible assets, which primarily consist of our customer relationship and technology that were acquired in our business combinations with Ruisha Technology in 2021, as well as the amortization of the intangible assets recorded as a result of the business cooperation agreement that we entered into with Tencent in July 2018. As of March 31, 2025 and 2026, the net carrying amount of our intangible assets was RMB0.7 million and RMB0.5 million (US$0.1 million).

Impairment of long-lived assets. For the year ended March 31, 2024, impairment charges relating to intangible assets of RMB9.9 million were recorded. For the year ended March 31, 2025, impairment charges relating to property and equipment was RMB18.0 million. For the year ended March 31, 2026, impairment charges relating to long-lived assets was nil. For further information, see Notes 10 and 11 to our consolidated financial statements included elsewhere in this annual report.

	For the Year Ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Other income, net	12,784	5,093	7,832	1,135

Other income, net. Other income, net primarily consists of government grants, refund from depositary bank, merchant penalty income and gains on disposal of equipment, exchange gains/(losses) and others.

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

Hangzhou Shiqu Information and Technology Co., Ltd., our PRC subsidiary, and Hangzhou Juangua Network Co., Ltd., or Hangzhou Juangua, one of the VIEs, both qualified as national high and new technology enterprises, or HNTE, in November 2016, which reduced their enterprise income tax rate to 15%. The HNTE certificates of Hangzhou Shiqu and Hangzhou Juangua were renewed in 2019 and were valid for another three years from 2019 to 2021. The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and was valid for another three years from 2022 to 2024. The HNTE certificate of Hangzhou Juangua was renewed in 2024 and is valid from 2024 to 2026. The HNTE certificate of Hangzhou Shiqu was renewed in 2025 and is valid from 2025 to 2027.

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

	For the Year Ended March 31,
	2024		2025		2026
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Commission revenues	109,742	68.4	74,697	52.9	65,847	9,546	52.5
Financing solutions revenues	10,267	6.4	7,876	5.6	6,809	987	5.4
Technology services revenues	33,288	20.8	51,236	36.3	26,941	3,906	21.5
Other revenues	7,047	4.4	7,424	5.2	25,835	3,745	20.6
Total revenues	160,344	100.0	141,233	100.0	125,432	18,184	100.0
Cost of revenues (exclusive of amortization of intangible assets shown separately below)(1)	(91,191)	(56.9)	(84,762)	(60.1)	(89,578)	(12,986)	(71.5)
Sales and marketing expenses(1)	(67,391)	(42.0)	(57,953)	(41.0)	(37,556)	(5,444)	(29.9)
Research and development expenses(1)	(26,724)	(16.7)	(29,967)	(21.2)	(28,776)	(4,172)	(22.9)
General and administrative expenses(1)	(55,148)	(34.4)	(56,675)	(40.1)	(49,390)	(7,160)	(39.4)
Amortization of intangible assets	(1,901)	(1.2)	(156)	(0.1)	(176)	(26)	(0.1)
Impairment of long-lived assets	(9,945)	(6.2)	(17,953)	(12.7)	—	—	—
Other income, net	12,784	8.0	5,093	3.6	7,832	1,135	6.2
Loss from operations	(79,172)	(49.4)	(101,140)	(71.6)	(72,212)	(10,469)	(57.6)
Interest income	12,719	7.9	5,905	4.2	2,282	331	1.8
Interest expense	(191)	(0.1)	(1)	—	(11)	(2)	—
Gain from investments, net	953	0.6	38,050	26.9	42,264	6,127	33.7
Fair value changes of crypto assets	—	—	—	—	(3,789)	(549)	(3.0)
Gain on deconsolidation of a subsidiary	—	—	—	—	36,909	5,351	29.4
(Loss)/income before income tax and share of results of equity method investees	(65,691)	(41.0)	(57,186)	(40.5)	5,443	789	4.3
Income tax benefits/(expense)	1,618	1.0	(839)	(0.6)	(6,129)	(889)	(4.9)
Share of results of equity method investees	(2,886)	(1.8)	(2,548)	(1.8)	3,906	566	3.2
Net (loss)/income	(66,959)	(41.8)	(60,573)	(42.9)	3,220	466	2.6

Note:

(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(490)	(68)	(1)	—
Sales and marketing expenses	(439)	(27)	(1)	—
Research and development expenses	(319)	(117)	(5)	(1)
General and administrative expenses	(3,342)	(627)	(9)	(1)
Total	(4,590)	(839)	(16)	(2)

The table below sets forth the respective revenue contribution and assets of our company and our wholly-owned subsidiaries and the VIEs for the years and as of the date indicated:

	Revenues(1)			Total Assets(1)
	For the Year Ended March 31,			As of March 31,
	2024	2025	2026	2026
MOGU Inc. and its wholly-owned subsidiaries	74.7%	64.9%	70.8%	45.4%
VIEs	25.3%	35.1%	29.2%	54.6%
Total revenues	100.0%	100.0%	100.0%	100.0%

Note:

(1)
The percentages exclude the inter-company transactions and balances between MOGU Inc. and its wholly-owned subsidiaries and the VIEs.

Year ended March 31, 2026 compared to year ended March 31, 2025

Revenues

Our revenues decreased by 11.2% from RMB 141.2 million in the year ended March 31, 2025 to RMB125.4 million (US$18.2 million) in the year ended March 31, 2026.

Our commission revenues decreased by 11.8% from RMB74.7 million in the year ended March 31, 2025 to RMB65.8 million (US$9.5 million) in the year ended March 31, 2026, primarily attributable to the lower GMV due to the heightened competitive environment.

Our revenues from financing solutions services decreased by 13.5% from RMB7.9 million in the year ended March 31, 2025 to RMB6.8 million (US1.0 million) in the year ended March 31, 2026, primarily due to the decrease in service fees of loans to users in line with the lower GMV.

Our revenues from technology services decreased by 47.4% from RMB51.2 million in the year ended March 31, 2025 to RMB26.9 million (US$3.9 million) in the year ended March 31, 2026, primarily attributable to the deconsolidation of Ruisha Technology, as the Company’s share interest in Ruisha Technology decreased from 59.6% to 48.2%, and the Company deconsolidated Ruisha Technology since August 31, 2025.

Our other revenues increased by 248.0% from RMB7.4 million in the year ended March 31, 2025 to RMB25.8 million (US$3.7 million) in the year ended March 31, 2026, primarily due to the increase of service revenue through providing advertising and promotion services through KOLs to brands, online retailers and other merchants on social media platforms, as well as an increase of service revenue through providing talent management services to online platform operator.

Costs and expenses

Our total costs and expenses decreased by 17.0% from RMB247.5 million in the year ended March 31, 2025 to RMB205.5 million (US$29.8 million) in the year ended March 31, 2026.

Cost of revenues. Our costs of revenues increased by 5.7% from RMB84.8 million in the year ended March 31, 2025 to RMB89.6 million (US$13.0 million) in the year ended March 31, 2026. The increase was primarily due to an increase in costs of talent management services of RMB4.2 million.

Sales and marketing expenses. Our sales and marketing expenses decreased by 35.2% from RMB58.0 million in the year ended March 31, 2025 to RMB37.6 million (US$5.4 million) in the year ended March 31, 2026. The decrease was primarily due to a decrease in spending on branding and user acquisition and incentives activities of RMB7.6 million, a decrease in other promotion expense of RMB6.6 million and payroll cost of RMB3.7 million, attributable to the Company’s ongoing expense optimization efforts.

Research and development expenses. Our research and development expenses decreased by 4.0% from RMB30.0 million in the year ended March 31, 2025 to RMB28.8 million (US$4.2 million) in the year ended March 31, 2026, primarily due to a decrease in payroll expense of RMB1.5 million as a result of the Company’s efforts to better allocate its human resources.

General and administrative expenses. Our general and administrative expenses decreased by 12.9% from RMB56.7 million in the year ended March 31, 2025 to RMB49.4 million (US$7.2 million) in the year ended March 31, 2026, primarily due to a decrease in other operating expenses of RMB6.7 million, attributable to the Company’s ongoing expense optimization efforts.

Amortization of intangible assets. Our amortization of intangible assets in the year ended March 31, 2026 remained relatively stable as compared with the year ended March 31, 2025.

Impairment of long-lived assets. Our impairment of long-lived assets decreased by 100% from RMB18.0 million in the year ended March 31, 2025 to nil in the year ended March 31, 2026, due to the cyclical fluctuations of the real estate market.

Other income, net

Other income, net. Our other net income increased by 53.8% from RMB5.1 million in the year ended March 31, 2025 to RMB7.8 million (US$1.1 million) in the year ended March 31, 2026, due to the increase of government grants.

Loss from operations

As a result of the foregoing, we incurred loss from operations of RMB72.2 million (US$10.5 million) in the year ended March 31, 2026, compared to loss from operations of RMB101.1 million in the year ended March 31, 2025.

Interest income

Interest income represents interest earned on short-term investments and cash deposits in financial institutions. Our interest income was RMB2.3 million (US$0.3 million) in the year ended March 31, 2026, compared to RMB5.9 million in the year ended March 31, 2025.

Interest expense

Our interest expense was RMB11 thousand (US$2 thousand) in the year ended March 31, 2026, compared to RMB1 thousand in the year ended March 31, 2025.

Gain from investments, net

We had a net gain from investments of RMB42.3 million (US$6.1 million) in the year ended March 31, 2026, as compared to a net gain from investments of RMB38.1 million in the year ended March 31, 2025.

Fair value changes of crypto assets

We recorded loss of fair value change of crypto assets of RMB3.8 million (US$0.5 million) in the year ended March 31, 2026, as compared to nil in the year ended March 31, 2025.

Income tax expenses

We recorded an income tax expense of RMB6.1 million (US$0.9 million) in the year ended March 31, 2026, compared to an income tax expense of RMB0.8 million in the year ended March 31, 2025.

Share of results of equity method investees

We recorded positive share of results of equity method investees of RMB3.9 million (US$0.6 million) in the year ended March 31, 2026, compared to a negative RMB2.5 million in the year ended March 31, 2025. The positive share of results of equity method investees in the year ended March 31, 2026 was mainly due to the share of net income generated by Ruisha Technology.

Net (loss)/income

As a result of the foregoing, we incurred net income of RMB3.2 million (US$0.5 million) in the year ended March 31, 2026, compared to a net loss of RMB60.6 million in the year ended March 31, 2025.

Year ended March 31, 2025 compared to year ended March 31, 2024

For a detailed description of the comparison of our operating results for the year ended March 31, 2025 with those for the year ended March 31, 2024, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of

Operation— Year ended March 31, 2025 compared to year ended March 31, 2024.” of our annual report on the Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025.

B.
Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Year Ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(40,461)	(67,916)	(47,417)	(6,874)
Net cash (used in)/provided by investing activities	(19,766)	(207,930)	99,334	14,400
Net cash (used in)/provided by financing activities	—	(822)	8	1
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	2,514	(98)	(319)	(46)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(57,713)	(276,766)	51,606	7,481
Cash and cash equivalents and restricted cash at beginning of year	417,011	359,298	82,532	11,965
Cash and cash equivalents and restricted cash at end of year	359,298	82,532	134,138	19,446

To date, we have financed our operating and investing activities primarily through cash generated by our operations and historical financing activities. As of March 31, 2024, 2025 and 2026, our cash and cash equivalents were RMB358.8 million, RMB82.0 million and RMB133.6 million (US$19.4 million), respectively. Our cash and cash equivalents consist primarily of cash on hand, time deposits as well as highly liquid investments, which have original maturities of three months or less. As of March 31, 2024, 2025 and 2026, our short-term investments were RMB61.3 million, RMB297.6 million and RMB161.5 (US$23.4 million), respectively. Short-term investments nearly all consist of time deposits placed with banks with original maturities longer than three months but less than one year, and investments in wealth management products issued by banks or other financial institutions, which contain a fixed or variable interest rate with original maturities within one year.

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

As of March 31, 2026, 48.8%, 6.1% and 45.1% of our cash and cash equivalents were held in mainland China, Hong Kong and the Cayman Islands, respectively, of which 51.2% were denominated in U.S. dollars and 48.8% were denominated in Renminbi. Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

Operating activities

Net cash used in operating activities in the year ended March 31, 2026 was RMB47.4 million (US$6.9 million). The difference between net cash used in operating activities and the net income of RMB3.2 million (US$0.5 million) in the same period was primarily due to non-cash or non-operation items, which mainly consisted of gain on deconsolidation of RMB36.9 million (US$5.4 million), net loss from investments of RMB29.0 million (US$4.2 million), depreciation and amortization of RMB11.5 million (US$1.7 million), gain from share of results of equity method investees of RMB3.9 million (US$0.6 million), loss from fair value change of crypto assets of RMB3.8 million (US$0.5 million), and foreign exchange loss of RMB1.7 million (US$0.3 million). The effect of the non-cash items was partially offset by the changes in working capital, which mainly included an increase of RMB63.6 million (US$9.2 million) in short-term investment, an increase of RMB6.3 million (US$0.9 million) in tax payable, a decrease of RMB4.3 million (US$0.6 million) in prepayments, receivables and other current assets, a decrease of RMB3.9 million (US$0.6 million) in accruals and other current liabilities, and an increase of RMB2.7 million (US$0.4 million) in amounts due to related parties.

Net cash used in operating activities in the year ended March 31, 2025 was RMB67.9 million. The difference between net cash used in operating activities and the net loss of RMB60.6 million in the same period was primarily due to non-cash items, which mainly consisted of depreciation and amortization of RMB11.6 million, impairment of long-lived assets of RMB18.0 million, share-based compensation expenses of RMB0.8 million and net loss from investments of RMB8.5 million. The effect of the non-cash items was partially offset by the changes in working capital, which mainly included a decrease of RMB2.4 million in accounts payable and an increase of RMB57.1 million in short-term investment due to cash payments resulting from the acquisition trading securities.

Net cash used in operating activities in the year ended March 31, 2024 was RMB40.5 million. The difference between net cash used in operating activities and the net loss of RMB67.0 million in the same period was primarily due to non-cash items, which mainly consisted of depreciation and amortization of RMB10.0 million, amortization of right-of-use assets and interest on lease liabilities of RMB4.1 million, impairment of goodwill and intangible assets of RMB9.9 million, net loss from investments of RMB2.2 million, share of results of equity investee of RMB2.9 million, share-based compensation expenses of RMB4.6 million and deferred tax benefit of RMB1.8 million. The effect of the non-cash items was partially offset by the changes in working capital, which mainly included a decrease of RMB10.1 million in tax payable as a result of settlement of an uncertain tax position and a decrease of RMB6.6 million in salary and welfare payable, which was offset by a decrease of RMB11.2 million in prepayments and other current assets.

Investing activities

Net cash provided by investing activities in the year ended March 31, 2026 was RMB99.3 million (US$14.4 million), primarily due to net cash inflow from short-term investments of RMB166.3 million(US$24.1 million), net cash received from loans repayment of RMB46.2 million (US$6.7 million), cash received from disposal of long-term investments of RB4.4 million (US$0.6 million), partially offset by cash paid for long-term investment of RMB102.0 million (US$14.8 million), acquisition of crypto assets of RMB8.4 million (US$1.2 million), prepayment and payment for purchase of property and equipment of RMB4.1 million (US$0.6 million), and net cash out from disposal of Ruisha Technology of RMB3.4 million (US$0.5 million).

Net cash used in investing activities in the year ended March 31, 2025 was RMB207.9 million, primarily due to purchases of property and equipment of RMB10.1 million, cash paid for long-term investment of RMB12.2 million, net cash outflow for short-term investments of RMB189.4 million, net cash paid for loans of RMB35.9 million, partially offset by net cash inflow for the sale of gold of RMB49.3 million.

Net cash used in investing activities in the year ended March 31, 2024 was RMB19.8 million, primarily due to purchases of property and equipment of RMB94.2 million, cash paid for long-term investment of RMB15.2 million, partially offset by net cash inflow for short-term investments of RMB84.6 million.

Financing activities

Net cash provided by in financing activities in the year ended March 31, 2026 was RMB8 thousand (US$1 thousand).

Net cash used in financing activities in the year ended March 31, 2025 was RMB0.8 million, primarily attributable to cash payments for repurchase of our ordinary shares of RMB0.8 million.

Net cash used in financing activities in the year ended March 31, 2024 was nil.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of electronic equipment, furniture and office equipment, leasehold improvements, as well as office buildings. Our capital expenditures were RMB94.4 million in the year ended March 31, 2024, RMB15.1 million in the year ended March 31, 2025 and RMB4.1 million (US$0.6 million) in the year ended March 31, 2026. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2026:

	Total	For the Year Ended March 31,
		(in RMB thousands)
		2027	2028	2029	2030	2031
Asset purchase remaining obligations(1)	15,768	15,768	—	—	—	—
Lease obligation(2)	794	549	245	—	—	—
Total	16,562	16,317	245	—	—	—

Note:

(1)
Asset purchase remaining obligations arising mainly from our remaining installment payments for purchase of the office buildings located at the Hangzhou Zijingang Technology Zone in August 2020 and January 2024.
(2)
Represents obligations under lease agreements for our office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2026.

Holding Company Structure

MOGU Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in mainland China. As a result, MOGU Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the subsidiaries and VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Total restrictions placed on the distribution of our PRC subsidiaries’ net assets were RMB285.2 million (US$41.3 million) as of March 31, 2026.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended March 31, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.
Critical Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the balance sheet and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that are believed to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the year ended March 31, 2026, we identified no critical accounting estimates in the preparation of our financial statements.

Recently Issued Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “Summary of Significant Accounting Policies—Recent accounting pronouncements” to our consolidated financial statements, which are included in this annual report beginning on page F-1.

Item 6. Directors, Senior Management and Employees

A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Qi Chen	44	Co-founder, Chairman of the Board of Directors
Yiming Fan	38	Director and Chief Executive Officer
Qi Feng	45	Director and Financial Controller
Andrew Hong Teoh	49	Independent Director
Shengwen Rong	57	Independent Director

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

Mr. Shengwen Rong has served as our independent director since September 2019. Mr. Rong has over two decades of experience in the global financial industry. Mr. Rong currently is the finance business partner leader for Global Products and Functions at Bytedance Inc. He also serves as an independent director and chairman of the audit committee of Cheche Group Inc. (NASDAQ: CCG) and independent director of SuperX AI Technology Limited (NASDAQ: SUPX). From February 2017 to September 2018, Mr. Rong served as the senior vice president and chief financial officer at Yixia Technology Co., Ltd. Prior to that, he served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Mr. Rong received his bachelor’s degree in international finance from Renmin University of China in 1991, a master’s degree in accounting from West Virginia University in 1996, and an MBA degree from University of Chicago Booth School of Business in 2000. Mr. Rong is a Certified Public Accountant in the United States.

B.
Compensation

For the year ended March 31, 2026, we paid an aggregate of RMB 8.9 million (US$ 1.3 million) in cash compensation to our executive officers and non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance is initially 228,327,161 ordinary shares, plus one or several increases during the term of the Amended Plan by an amount equal to such number of shares of our company as may be determined by our board of directors, provided that (i) the aggregate number of shares increased in each fiscal year shall not be more than 3% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year and (ii) the aggregate number of shares increased during the term of the Amended Plan shall not be more than 6% of the total number of shares issued and outstanding on the last day of the fiscal year immediately preceding the most recent increase. As of May 31, 2026, options to purchase 25,000 ordinary shares and nil restricted share units have been granted and are outstanding under the Plan, excluding options and restricted share units that were forfeited or canceled after the relevant grant dates.

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

The following table summarizes, as of May 31, 2026, the awards granted under the Amended Plan to our directors and executive officers.

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

Note:

* Aggregate number of shares represented by all grants of options and restricted share units to the person accounted for less than 1% of our total outstanding ordinary shares on an as-converted basis as of May 31, 2026.

As of May 31, 2026, grantees other than executive officers and directors as a group held outstanding options to purchase 25,000 ordinary shares of our company, at a weighted average exercise price of US$ 0.62 per share, and nil restricted share units.

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

D.
Employees

We had 308, 347 and 274 employees as of March 31, 2024, 2025 and 2026, respectively. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2026:

Operations	Number of Employees
Platform and branding operation	156
Sales and marketing	34
Technology	33
Administration and management	51
Total	274

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

E.
Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2026 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 2,151,753,900 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding as of May 31, 2026.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total ordinary shares	% of Total ordinary Shares	% of Aggregate voting Power ***
Directors and Executive Officers**:
Qi Chen(1)	279,522,923	303,234,004	582,756,927	23.7%	83.4%
Andrew Hong Teoh	—	—	—	—	—
Shengwen Rong	—	—	—	—	—
Qi Feng	—	—	—	—	—
Yiming Fan	—	—	—	—	—
All Directors and Executive Officers as a Group	279,522,923	303,234,004	582,756,927	23.7%	83.4%
Principal Shareholders:
Entities affiliated with Qi Chen(2)	279,522,923	303,234,004	582,756,927	23.7%	83.4%
Entities affiliated with Tencent(3)	460,141,266		460,141,266	18.7%	4.1%
Entities affiliated with Hillhouse(4)	254,253,005	—	254,253,005	10.4%	2.3%
Trustbridge Partners IV, L.P.(5)	206,730,009	—	206,730,009	8.4%	1.8%
Bertelsmann China Holding GmbH(6)	200,662,100	—	200,662,100	8.2%	1.8%
Entities affiliated with Yibo Wei(7)	177,439,485	—	177,439,485	7.2%	1.6%

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
(5)
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
(6)
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
(7)
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

To the best of our knowledge, as of May 31, 2026, a total of 1,629,222,300 Class A ordinary share were held by one record holder in the United States, which is The Bank of New York Mellon, the depositary of our ADR program. None of our outstanding Class B ordinary shares is held by record holders in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated Global Share Plan.”

Transactions with Tencent

Tencent has been a principal shareholder of us since February 2016. As of March 31, 2024, 2025 and 2026, we had amounts due to Tencent of RMB5.3 million, RMB3.5 million and RMB 5.4 million (US$0.8 million), respectively, which represent ordinary course trade payables to Tencent for technology services and payment processing fees payable to Tencent.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges, any special resolution passed by our shareholders, and a list of the names of the current directors of such companies upon payment of a fee to the Cayman Registrar). However, we will provide our shareholders with annual audited financial statements.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the

Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended March 31, 2026 and we do not expect to be a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

As of March 31, 2026, we had Renminbi-denominated cash and cash equivalents of RMB 65.2 million (US$9.5 million). A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2026 would result in a decrease of US$0.9 million in such cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2026 would result in an increase of US$1.1 million in such cash and cash equivalents.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2024, 2025 and 2026 were increases of 0.1%, (0.1)% and 1.0% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended March 31, 2026, we did not receive any reimbursement from the depositary.

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

The F-1 Registration Statement was declared effective by the SEC on December 4, 2018. For the period from the effective date of the F-1 Registration Statement to March 31, 2026, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$10.4 million, which included approximately US$4.7 million in underwriting discounts and commissions for the initial public offering and approximately US$5.7 million in other costs and expenses for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 4,834,910 ADSs at an initial public offering price of US$14.0 per ADS, and received approximately US$58.0 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of March 31, 2026, we had used approximately US$48.6 million of the net proceeds received from our initial public offering on developing and expanding our content offering, technology development, collaboration with merchants and brand partners, and general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and principal financial officer, has concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective because of the material weaknesses in our internal control over financial reporting described under “Internal Control over Financial Reporting.” Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our management, with the participation of our chief executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of March 31, 2026 due to the material weaknesses identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of March 31, 2026 due to the material weaknesses identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

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

In connection with the second material weakness identified as of March 31, 2024 and 2025, we have implemented certain controls to reconcile the significant accounts and transactions between our accounting system and our operation system and investigate the reconciliation items identified. We plan to continue to (i) enhance the design of the reconciliation of significant accounts and transactions between our accounting system and our operation systems by implementing controls to identify and investigate manual adjustments to operation systems as part of the reconciliation, and (ii) enhance training of our finance personnel who is responsible for the reconciliations.

In relation to the third material weakness identified as of March 31, 2024 and 2025, we have implemented a control to periodically review the high-risk activities in the accounting system, including the super user account’s operations and program and data changes.

During the year ended March 31, 2026, we have completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of March 31, 2026, the material weakness that our lack of periodic review of high-risk activities in the accounting system, including the super user account’s operations and program and data changes has been remediated. The other two material weaknesses that our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and our lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems, have not been remediated as of March 31, 2026.

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

Attestation Report of the Registered Public Accounting Firm

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act since March 31, 2024. However, since our public float was not over US$75 million on September 30, 2025, we are exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	For the Year Ended March 31,
	2025		2026
	(in thousands)
Audit fees(1)	RMB	4,500	RMB	3,526
Marcum Asia CPAs LLP	RMB	—	RMB	3,026
PricewaterhouseCoopers Zhong Tian LLP	RMB	4,500	RMB	500
Tax fees(2)	RMB	—	RMB	—
Other fees(3)	RMB	—	RMB	—

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

The Class A ordinary shares repurchased by us in the fiscal year ended March 31, 2026 were nil.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)
Dismissal of Independent Registered Public Accounting Firm

On November 13, 2025, the Company’s audit committee dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent registered public accounting firm.

The reports of PwC on the consolidated financial statements of the Company for the fiscal years ended March 31, 2025 and March 31, 2024 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 13, 2025, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference thereto in their reports on the financial statements for such years; and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F), other than the material weaknesses related to the Company’s internal control over financial reporting, including (x) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review the Company’s consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, (y) lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems, and (z) lack of periodic review of high-risk activities in the accounting system, including the super user account’s operations and program and data changes, as disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025 filed with the U.S. Securities and Exchange Commission on July 31, 2025. These material weaknesses have been discussed between the Audit Committee of the Company and the Former Auditor. The Company has authorized the Former Auditor to respond fully to the inquiries of the Successor Auditor concerning the subject matter of these material weaknesses.

We have requested that PwC furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of PwC’s letter dated November 13, 2025 is filed as Exhibit 16.1 in this annual report.

(b)Engagement of New Independent Registered Public Accounting Firm

The Company’s audit committee approved, and the Company’s board of directors ratified the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) and appointed Marcum Asia as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended March 31, 2026, effective November 13, 2025.

During the Company’s fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 13, 2025, neither the Company nor anyone on its behalf have consulted with Marcum Asia on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements , and no written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we intend to follow our home country practice in lieu of the following NYSE corporate governance requirements: (i) having a majority of independent directors on our board of directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. The home country practices we intend to follow with respect to each of the aforementioned NYSE corporate governance requirements are as follows: (i) as permitted under Cayman Islands law, our board of directors consists of two independent directors and three directors that are not independent; (ii) as permitted under Cayman Islands law, our audit committee has only two members; (iii) as permitted under Cayman Islands law, we did not hold an annual meeting of shareholders in 2025 and will not hold one in 2026; (iv) as permitted under Cayman Islands law, our compensation committee consists of one independent director and one director that is not independent; and (v) as permitted under Cayman Islands law, our nominating and corporate governance committee consists of one independent director and one director that is not independent. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance listing standards.”

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

4.8

English translation of executed form of the amended and restated exclusive consultation and service agreement between a WFOE of the Registrant and a VIE of the Registrant, as currently in effect, and a schedule of all executed exclusive consultation and service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.9

English translation of executed form of the amended and restated exclusive option agreement among the WFOE of the Registrant, a VIE of the Registrant and its shareholders, as currently in effect, and a schedule of all executed exclusive option agreement adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.10

English translation of executed form of the spousal consent letters granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.11

Series C-3 Preferred Share Subscription Agreement between the Registrant, Image Future Investment (HK) Limited and certain other parties thereto, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.12

English translation of Business Cooperation Agreement between the Registrant and Image Future Investment (HK) Limited, dated July 17, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

4.13

Subscription Agreement between the Registrant and Windcreek Limited, dated November 2, 2018, as amended on November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 23, 2018)

4.14

English translation of Customized Agreement for Project Office Building, Block XH0205-22, Shuangqiao (Yungu) Unit between Hangzhou Great Channel Information Technology Co., Ltd and Hangzhou Juangua Network Co., Ltd, a Subsidiary of the Registrant, dated August 8, 2020 (incorporated herein by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No.001-38748) filed with the SEC on June 30, 2021)

8.1*	Significant Subsidiaries and Consolidated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-228317) filed with the SEC on November 9, 2018)

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F (File No.001-38748) filed with the SEC on July 31, 2025)
12.1*	Chairman Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chairman Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of King & Wood
16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38748) filed with the SEC on November 13, 2025)

97.1	Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-38748) filed with the SEC on July 19, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104.*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOGU Inc.

	By:	/s/ Qi Chen
		Name:	Qi Chen
		Title:	Chairman of the Board of Directors

Date: July 24, 2026

MOGU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MOGU Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MOGU Inc. (the “Company”) as of March 31, 2026, the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition— Refer to Notes 2 to the financial statements

Critical Audit Matter Description

The Company recognizes commission revenues at the point of users’ acceptance of merchandise, and recognizes service fees related to financing solutions revenue over the term of loans. Because of the online nature of the business, the Company uses a suite of automated information technology (“IT”) systems to process and record its revenue transactions.

We identified commission revenues and financing solutions revenues as a critical audit matter considering the nature of the audit evidence obtained is largely dependent on the Company’s IT systems. This required an increased extent of effort to determine the nature, timing and extent of audit evidence required to be obtained, including the need for us to involve IT professionals to assist with the performance of certain procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s systems to process commission revenues transactions and financing solutions revenues included the following, among others:

•
With the assistance of our IT professionals, we:
•
Identified relevant IT systems used to process revenue transactions and tested the general IT controls over each of these IT systems, including testing of user access controls, change management controls, and data center and network operation controls.
•
Performed testing of relevant automated controls and interface controls of the relevant IT systems.
•
We analyzed transactional revenue data for trends and reasonableness.
•
We tested, on a sample basis, by agreeing the recorded revenues to supporting documents including but not limited to product delivery evidence with acceptance by users and cash collections for commission revenues, loan disbursement and loan collection for financing solutions revenue to evaluate whether the revenues were properly recorded.

/s/Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

Beijing, the People’s Republic of China

July 24, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MOGU Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of MOGU Inc. and its subsidiaries (the “Company”) as of March 31, 2025, and the related consolidated statements of operations and comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended March 31, 2025, including the related notes as of and for each of the two years in the period ended March 31, 2025 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for current expected credit losses on certain financial instruments in 2024.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

July 31, 2025

We have served as the Company’s auditor from 2012 to 2025.

MOGU INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2025 and 2026

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2025	2026
		RMB	RMB	US$ Note 2(f)
ASSETS
Current assets:
Cash and cash equivalents		82,021	133,627	19,372
Restricted cash		511	511	74
Short-term investments		297,571	161,507	23,414
Inventories		11	46	7
Loan receivables, net	7	31,108	19,913	2,887
Prepayments, receivables and other current assets	8	59,208	11,602	1,682
Amounts due from related parties	18	15,131	14,916	2,162
Total current assets		485,561	342,122	49,598
Non-current assets:
Property and equipment, net	10	281,277	273,980	39,719
Intangible assets, net	11	718	536	78
Crypto assets	12	—	4,691	680
Right-of-use assets	13	941	1,054	153
Investments	9	49,971	165,008	23,921
Other non-current assets	8	39,759	39,520	5,729
Total non-current assets		372,666	484,789	70,280
Total assets		858,227	826,911	119,878
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES (including RMB250,132 and RMB246,946 amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to MOGU Inc. as of March 31, 2025 and 2026, respectively. See Note 1)
Current liabilities
Accounts payable		4,500	3,549	514
Salaries and welfare payable		7,873	7,909	1,147
Advances from customers		57	57	8
Taxes payable		3,144	9,105	1,320
Amounts due to related parties	18	3,477	5,407	784
Current portion of lease liabilities	13	620	529	77
Accruals and other current liabilities	14	301,204	291,992	42,331
Total current liabilities		320,875	318,548	46,181
Non-current liabilities
Non-current lease liabilities	13	352	239	35
Total non-current liabilities		352	239	35
Total liabilities		321,227	318,787	46,216

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of March 31, 2025 and 2026

(All amounts in thousands, except for share and per share data)

		As of March 31,
	Note	2025	2026
		RMB	RMB	US$ Note 2(f)
Commitments and contingencies (Note 22)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2025 and 2026; 2,436,575,800 and 2,439,349,000 shares issued as of March 31, 2025 and 2026, respectively; 2,148,858,300 and 2,151,753,900 shares outstanding as of March 31, 2025 and 2026, respectively)	16	165	165	24
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2025 and 2026; 303,234,004 shares issued and outstanding as of March 31, 2025 and 2026)	16	16	16	2
Treasury stock (US$0.00001 par value; 287,717,500 shares as of March 31, 2025 and 287,595,100 shares as of March 31, 2026)	2(ac), 16	(138,269)	(138,262)	(20,044)
Additional paid-in capital		9,490,093	9,490,109	1,375,777
Statutory reserves		6,705	9,462	1,372
Accumulated other comprehensive income		72,670	69,975	10,144
Accumulated deficit		(8,922,425)	(8,923,341)	(1,293,613)
Total MOGU Inc. shareholders’ equity		508,955	508,124	73,662
Non-controlling interests		28,045	—	—
Total shareholders’ equity		537,000	508,124	73,662
Total liabilities and shareholders’ equity		858,227	826,911	119,878

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

For the years ended March 31, 2024, 2025 and 2026

(All amounts in thousands, except for share and per share data)

		For the year ended March 31,
	Note	2024	2025	2026
		RMB	RMB	RMB	US$ Note 2(f)
Revenues
Commission revenues		109,742	74,697	65,847	9,546
Financing solutions revenues		10,267	7,876	6,809	987
Technology services revenues		33,288	51,236	26,941	3,906
Other revenues	4	7,047	7,424	25,835	3,745
Total revenues		160,344	141,233	125,432	18,184
Cost of revenues (exclusive of amortization of intangible assets shown separately below, including transactions with related parties of RMB18,155, RMB14,373 and RMB14,917 for the years ended March 31, 2024, 2025 and 2026, respectively)		(91,191)	(84,762)	(89,578)	(12,986)
Sales and marketing expenses		(67,391)	(57,953)	(37,556)	(5,444)
Research and development expenses		(26,724)	(29,967)	(28,776)	(4,172)
General and administrative expenses		(55,148)	(56,675)	(49,390)	(7,160)
Amortization of intangible assets	11	(1,901)	(156)	(176)	(26)
Impairment of long-lived assets	10, 11	(9,945)	(17,953)	—	—
Other income, net	5	12,784	5,093	7,832	1,135
Loss from operations		(79,172)	(101,140)	(72,212)	(10,469)
Interest income		12,719	5,905	2,282	331
Interest expense		(191)	(1)	(11)	(2)
Gain from investments, net	9	953	38,050	42,264	6,127
Fair value changes of crypto assets	12	—	—	(3,789)	(549)
Gain on deconsolidation of a subsidiary	20	—	—	36,909	5,351
(Loss)/income before income tax and share of results of equity method investees		(65,691)	(57,186)	5,443	789
Income tax benefits/(expenses)	15	1,618	(839)	(6,129)	(889)
Share of results of equity method investees	9	(2,886)	(2,548)	3,906	566
Net (loss)/income		(66,959)	(60,573)	3,220	466
Net (loss)/gain attributable to non-controlling interests		(7,674)	1,984	1,379	200
Net (loss)/income attributable to MOGU Inc.		(59,285)	(62,557)	1,841	266
Net (loss)/income		(66,959)	(60,573)	3,220	466
Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	2(e)	3,675	526	(2,695)	(391)
Unrealized securities holding gains/(losses), net of tax		3,496	(17,423)	—	—
Total comprehensive (loss)/income		(59,788)	(77,470)	525	75
Total comprehensive (loss)/income attributable to non-controlling interests		(7,674)	1,984	1,379	200
Total comprehensive loss attributable to MOGU Inc.		(52,114)	(79,454)	(854)	(125)
Net (loss)/income per ordinary share
Basic		(0.02)	(0.02)	0.00	0.00
Diluted		(0.02)	(0.02)	0.00	0.00
Net (loss)/income per ADS
Basic		(6.85)	(7.14)	0.23	0.03
Diluted		(6.85)	(7.14)	0.21	0.03
Weighted average number of shares used in computing net (loss)/income per share
Basic		2,597,764,333	2,628,575,500	2,453,174,723	2,453,174,723
Diluted		2,597,764,333	2,628,575,500	2,637,344,662	2,637,344,662
Share-based compensation expenses included in:
Cost of revenues		(490)	(68)	(1)	—
General and administrative expenses		(3,342)	(627)	(9)	(1)
Sales and marketing expenses		(439)	(27)	(1)	—
Research and development expenses		(319)	(117)	(5)	(1)

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, 2024, 2025 and 2026

(All amounts in thousands, except for share and per share data)

	Class A ordinary shares ($0.00001 par value)		Class B ordinary shares ($0.00001 par value)		Treasury Stock ($0.00001 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total MOGU Inc. Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity	interests	Total Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balances at March 31, 2023	2,161,314,900	165	303,234,004	16	272,394,100	(137,446)	9,484,664	3,331	(8,795,764)	82,396	637,362	33,997	671,359
Net loss	—	—	—	—	—	—	—	—	(59,285)	—	(59,285)	(7,674)	(66,959)
Cumulative effect of adoption of new accounting standard (Note 2)	—	—	—	—	—	—	—	—	(1,445)	—	(1,445)	(262)	(1,707)
Share-based compensation	—	—	—	—	—	—	4,590	—	—	—	4,590	—	4,590
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	3,675	3,675	—	3,675
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	3,496	3,496	—	3,496
Exercise of RSUs	254,400	—	—	—	—	—	—	—	—	—	—	—	—
Balances at March 31, 2024	2,161,569,300	165	303,234,004	16	272,394,100	(137,446)	9,489,254	3,331	(8,856,494)	89,567	588,393	26,061	614,454
Net loss	—	—	—	—	—	—	—	—	(62,557)	—	(62,557)	1,984	(60,573)
Share-based compensation	—	—	—	—	—	—	839	—	—	—	839	—	839
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	526	526	—	526
Unrealized securities holding gains, net of tax	—	—	—	—	—	—	—	—	—	(17,423)	(17,423)	—	(17,423)
Appropriations to statutory reserves	—	—	—	—	—	—	—	3,374	(3,374)	—	—	—	—
Repurchase of ordinary shares (Note 16)	(15,323,400)	—	—	—	15,323,400	(823)	—	—	—	—	(823)	—	(823)
Exercise of RSUs	2,612,400	—	—	—	—	—	—	—	—	—	—	—	—
Balances at March 31, 2025	2,148,858,300	165	303,234,004	16	287,717,500	(138,269)	9,490,093	6,705	(8,922,425)	72,670	508,955	28,045	537,000
Net income	—	—	—	—	—	—	—	—	1,841	—	1,841	1,379	3,220
Share-based compensation	—	—	—	—	—	—	16	—	—	—	16	—	16
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(2,695)	(2,695)	—	(2,695)
Appropriations to statutory reserves	—	—	—	—	—	—	—	2,757	(2,757)	—	—	—	—
Sale of treasure stock (Note 16)	122,400	—	—	—	(122,400)	7	—	—	—	—	7	—	7
Exercise of RSUs	2,773,200	—	—	—	—	—	—	—	—	—	—	—	—
Deconsolidation of a subsidiary (Note 20)	—	—	—	—	—	—	—	—	—	—	—	(29,424)	(29,424)
Balances at March 31, 2026	2,151,753,900	165	303,234,004	16	287,595,100	(138,262)	9,490,109	9,462	(8,923,341)	69,975	508,124	—	508,124

The accompanying notes are an integral part of these consolidated financial statements.

MOGU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2024, 2025 and 2026

(All amounts in thousands, except for share and per share data)

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net (loss)/income	(66,959)	(60,573)	3,220	466
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,992	11,606	11,465	1,662
Expected credit loss provisions/(reversals)	2,649	7,344	(17)	(2)
Gains on disposal of property and equipment	(118)	(241)	(10)	(1)
Foreign exchange (gain)/loss	(46)	183	1,727	250
Impairment of long-lived assets	9,945	17,953	—	—
Share-based compensation expenses	4,590	839	16	2
Deferred income tax benefit	(1,755)	—	—	—
Loss from investments, net	2,185	8,487	29,024	4,208
Gain on deconsolidation of a subsidiary	—	—	(36,909)	(5,351)
Fair value changes of crypto assets	—	—	3,789	549
Share of results of equity investees	2,886	2,548	(3,906)	(566)
Amortization of right-of-use assets and interest on lease liabilities	4,085	1,894	466	68
Changes in operating assets and liabilities:
Prepayments, receivables and other current assets	11,174	27,389	4,316	626
Short-term investment	—	(57,071)	(63,556)	(9,214)
Loan receivables - service fee	(23)	39	37	5
Inventories	46	84	(34)	(5)
Amounts due from related parties	31	(342)	(193)	(28)
Other non-current assets	—	(25,872)	239	35
Accounts payable	(1,317)	(2,362)	(951)	(138)
Salary and welfare payable	(6,614)	937	254	37
Taxes payable	(10,065)	1,793	6,279	910
Advances from customers	(38)	(150)	—	—
Advances to suppliers	920	(141)	(617)	(89)
Amounts due to related parties	1,145	(1,864)	2,664	386
Operating lease liabilities	(1,961)	(1,948)	(782)	(113)
Accruals and other current liabilities	(1,213)	1,552	(3,938)	(571)
Net cash used in operating activities	(40,461)	(67,916)	(47,417)	(6,874)
Cash flows from investing activities:
Prepayment and payment for purchase of property and equipment	(94,156)	(10,080)	(4,095)	(594)
Acquisition of crypto assets	—	—	(8,432)	(1,222)
Purchase of intangible assets	(245)	—	—	—
Dispose of crypto assets	—	—	1	—
Disposal of property and equipment	1,658	380	222	32
Cash received from long-term investments under equity method	2,144	6,136	150	22
Purchase of short-term investments	(306,386)	(360,321)	(193,000)	(27,979)
Proceeds from sale of short-term investments	390,975	170,873	359,260	52,082
Purchase of gold	—	(5,004)	—	—
Disposal of gold	839	54,255	—	—
Cash paid for long-term investments	(15,192)	(12,243)	(102,044)	(14,793)
Cash paid for loan originations	(482,257)	(354,399)	(260,101)	(37,707)
Cash received from loan repayments	482,854	318,473	306,333	44,409
Cash paid for loan to investee	—	(16,000)	—	—
Net cash decrease from deconsolidation of a subsidiary	—	—	(3,397)	(493)
Dispose of long-term investments	—	—	4,437	643
Net cash (used in)/provided by investing activities	(19,766)	(207,930)	99,334	14,400
Cash flows from financing activities:
Proceeds from short-term borrowing	—	—	1	—
Cash received for sale of treasury stock	—	—	7	1
Cash payment for repurchase of ordinary shares (Note 16)	—	(822)	—	—
Net cash (used in)/provided by financing activities	—	(822)	8	1
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	2,514	(98)	(319)	(46)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(57,713)	(276,766)	51,606	7,481
Cash and cash equivalents and restricted cash at beginning of year	417,011	359,298	82,532	11,965
Cash and cash equivalents and restricted cash at end of year	359,298	82,532	134,138	19,446
Supplemental disclosures of cash flow information:
Cash paid for income taxes	(7,470)	(61)	(17)	(2)
Cash paid for interest expenses	(191)	(1)	(11)	(2)
Supplemental schedule of non-cash investing and financing activities:
Payable related to purchase of property and equipment	14,535	15,590	178	26

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

In June 2011, MOGU Group Limited, formerly known as MOGU (HK) Limited or Meili Group Limited, was established by the Company in Hong Kong. In November 2011, MOGU Group Limited established a wholly-owned PRC subsidiary, Hangzhou Shiqu Information and Technology Co., Ltd. (“Hangzhou Shiqu”). In the same month, the Company through Hangzhou Shiqu entered into a series of contractual agreements with Hangzhou Juangua Network Co., Ltd. (“Hangzhou Juangua”), a variable interest entity (VIE), and its shareholders to obtain a controlling financial interest (as the primary beneficiary) of Hangzhou Juangua. Accordingly, this VIE is consolidated by the Company under US GAAP (ASC 810). The Company obtained voting interest control over Aimei Tech Holdings Limited (“Aimei”) and Meiliworks Limited (“Meiliworks”) through a series of transactions in January and February 2016, respectively. In August 2017, Hangzhou Shiqu, Beijing Meilishikong Network and Technology Co., Ltd. (“Beijing Meilishikong”), a VIE and the shareholders of Beijing Meilishikong entered into a series of contractual agreements, which contained terms substantially similar to the contractual agreements by and among Hangzhou Shiqu, Hangzhou Juangua and the shareholders of Hangzhou Juangua described above. Accordingly, Beijing Meilishikong is consolidated by the Company under US GAAP (ASC 810). In July 2021, Hangzhou Juangua obtained voting interest control over Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Technology”) through a business acquisition transaction. As a result, the Company controls Hangzhou Ruisha through Hangzhou Juangua. In August 2025, Ruisha Technology repurchased its shares from the Company, resulting the Company’s share interest in Ruisha Technology decreased from 59.6% to 48.2%. The Company deconsolidated Ruisha Technology since August 31, 2025 and recorded gain on deconsolidation of a subsidiary. In December 2022, Aimei was dissolved.

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

As of March 31, 2026, the Company’s major subsidiaries, the consolidated VIEs and VIE’s subsidiary are as follows:

	Equity interest held	Place and date of incorporation

Subsidiaries:
MOGU Group Limited	100%	Hong Kong, China June 23, 2011
Hangzhou Shiqu	100%	Hangzhou, China November 16, 2011
Meilishuo (Beijing) Network Technology Co., Ltd.	100%	Beijing, China November 23, 2010

		Place and date of incorporation
Consolidated VIEs:
Hangzhou Juangua		Hangzhou, China April 13, 2010
Beijing Meilishikong Network and Technology Co., Ltd.		Beijing, China July 6, 2010

		Place and date of incorporation
VIE's subsidiary
Shanghai Shiqu Commercial Factoring Co., Ltd.		Shanghai, China, October 2015

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

(c)
Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents and restricted cash of the consolidated VIEs and their subsidiaries taken as a whole, which are included in the Group’s consolidated financial statements, with intercompany transactions eliminated:

	As of March 31,
	2025	2026
	RMB	RMB
Cash and cash equivalents	45,486	37,220
Restricted cash	511	511
Short-term investments	231,247	58,633
Inventories	10	20
Loan receivables, net	31,108	19,913
Prepayments, receivables and other current assets	17,770	5,900
Amounts due from non-VIE subsidiaries of the Company(1)	71,849	164,004
Amounts due from related parties	502	—
Property and equipment, net	239,855	236,180
Intangible assets, net	119	74
Right-of-use assets	—	455
Investments	39,625	53,376
Other non-current assets	39,448	39,452
Total assets	717,530	615,738

	As of March 31,
	2025	2026
	RMB	RMB
Amounts due to non-VIE subsidiaries of the Company(2)	1,449,088	1,318,994
Accounts payable	356	659
Salaries and welfare payable	3,013	3,944
Advances from customers	56	56
Taxes payable	2,551	8,096
Amounts due to related parties	1,581	1,414
Current portion of lease liabilities	—	177
Accruals and other current liabilities	242,575	232,361
Non-current lease liabilities	—	239
Total liabilities	1,699,220	1,565,940
Total shareholders’ deficit	(981,690)	(950,202)

Note 1: The amount due from non-VIE subsidiaries of the Company as of March 31, 2025 and 2026 mainly represent the receivables of the VIEs due from the Company’s wholly-owned subsidiaries for treasury management purposes and service charges.

Note 2: The amount due to non-VIE subsidiaries of the Company as of March 31, 2025 and 2026 mainly represent the payables resulting from technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements.

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Third-party revenues	40,617	49,515	36,621
Inter-company revenues	13,145	14,528	16,026
Third-party costs and expenses	(92,427)	(101,272)	(63,622)
Inter-company costs and expenses(3)	(10,954)	(7,473)	(6,785)
Third-party other operating income	2,879	2,056	1,054
Inter-company other operating income(4)	5,500	72,600	—
Income from non-operating activities	5,952	32,902	83,333
(Loss)/income before income tax benefit/(expenses)	(35,288)	62,856	66,627
Add: Income tax benefit/(expenses)	1,720	(772)	(5,715)
Net (loss)/income	(33,568)	62,084	60,912

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Inter-company payment for service charges(5)	(7,625)	(6,068)	—
Other operating activities with non-VIE subsidiaries(6)	41,036	29,826	(213,010)
Operating activities with external parties	(15,636)	19,211	853
Net cash provided by/(used in) operating activities	17,775	42,969	(212,157)
Net cash (used in)/provided by investing activities	(108,068)	(166,522)	203,891
Net decrease in cash and cash equivalents and restricted cash	(90,293)	(123,553)	(8,266)

Note 3: Inter-company costs and expenses are technical and consulting services fee charged by the Group’s relevant PRC subsidiaries to the VIEs in accordance with exclusive consultation and service agreements, all of which have been eliminated in the presentation of Consolidated Statements of Operations and Comprehensive (Loss)/Income.

Note 4: Inter-company other operating income represents the write-off of the amounts among the Group’s non-VIE subsidiaries and the VIEs, all of which have been eliminated in the presentation of Consolidated Statements of Operations and Comprehensive (Loss)/Income.

Note 5: Inter-company payments for service charges represent the cash paid by the VIEs to the Group’s relevant PRC subsidiaries for technical and consulting services charges in accordance with exclusive consultation and service agreements, all of which have been eliminated in the presentation of Consolidated Statements of Cash flows.

Note 6: Other operating activities with non-VIE subsidiaries included cash receipts for treasury management purposes and service fees charged by the VIEs to the Group’s non-VIE subsidiaries, all of which have been eliminated in the presentation of Consolidated Statements of Cash flows.

Under the Contractual Agreements with the consolidated VIEs, the Company has the power to direct activities of the consolidated VIEs and the VIEs’ subsidiaries through the Group’s relevant PRC subsidiaries, and can direct assets transferred out of the consolidated VIEs and the VIEs’ subsidiaries. Therefore, the Company considers that there is no asset of the consolidated VIEs that can only be used to settle obligations of the respective consolidated VIEs, except for the registered capital and reserve funds of the consolidated VIEs which totals RMB18,551 and RMB21,308 as of March 31, 2025 and 2026. Since the consolidated VIEs and the VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the consolidated VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company.

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

(b)
Principles of consolidation and deconsolidation

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

The Company deconsolidates its subsidiaries or business in accordance with Accounting Standards Codification 810 (“ASC 810”) as of the date the Company ceased to have a controlling financial interest in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries or business by recognizing a gain or loss in net (loss)/income attributable to the Company in accordance with ASC 810. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained non-controlling interest in the subsidiaries being deconsolidated, and the carrying amount of any non-controlling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/loss attributable to the non-controlling interest and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

(c)
Business combination and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

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

For the Company’s majority-owned subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s Consolidated Balance Sheets and have been separately disclosed in the Group’s Consolidated Statements of Operations and Comprehensive (Loss)/Income to distinguish the interests from that of the Company.

(d)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Accounting estimates are used for, but not limited to, fair value of available-for-sale debt securities, allowance for current expected credit loss, assessment for impairment of long-lived assets and useful lives of intangible assets and property and equipment. Actual results may differ materially from those estimates.

(e)
Foreign currency translation

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, China (“HK”) is the United States dollars (“US$”). The Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries determined their functional currency to be RMB.

Transactions denominated in currencies other than the relevant functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of other income, net in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. Total foreign exchange gains/(losses) were a gain of RMB46, a loss of RMB183 and a loss of RMB1,727 for the years ended March 31, 2024, 2025 and 2026, respectively.

The financial statements of the Group entities that use US$ as functional currency are translated from the functional currency into RMB for preparation of the consolidated financial statements of the Group. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive (loss)/income as a component of shareholders’ equity. Total foreign currency translation adjustments recorded in the Group’s other comprehensive (loss)/income were a gain of RMB3,675, a gain of RMB526 and a loss of RMB2,695 for the years ended March 31, 2024, 2025 and 2026, respectively.

(f)
Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive (Loss)/Income and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended March 31, 2026 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8980, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2026, or at any other rate.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, loan receivables, other receivables, amounts due from related parties, operating lease liabilities, accounts payable, amounts due to related parties, accruals and other current liabilities, long-term investments. The carrying amounts of these financial instruments, except for long-term investments, approximate their fair values because of their generally short-term maturities.

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

(j)
Short-term investments

Short-term investments are comprised of (i) held-to-maturity investments which are due in one year and stated at amortized cost, (ii) investments in wealth management products issued by banks and other financial institutions, primarily with the pre-agreed fixed interest rate or variable interest rates and with original maturities within one year, and (iii) equity securities with readily determinable fair value. Equity securities that have readily determinable fair values are measured at fair value, with changes in fair value reported through earnings. The held-to-maturity investments and wealth management products are generally not permitted to be redeemed early or are subject to penalties for redemption prior to maturity. As of March 31, 2025 and 2026, the held-to-maturity investments held by the Group were RMB7,254 and nil, respectively.

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

The Group’s loan receivables, deposits, other receivables and amounts due from related parties are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables, deposits and other receivables, and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

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

For the year ended March 31, 2026, the Group recorded negative RMB570 expected credit loss expense in general and administrative expenses, including reversal of RMB17 and gains of RMB553 from the collection of previously written-off receivables.

The following table summarized the movement of allowance for credit losses:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Balance at the beginning of year	(30,605)	(6,373)	(13,556)
Cumulative effect of adoption of new accounting standard	(1,707)	—	—
(Provisions)/Reversals	(2,649)	(7,344)	17
Write-offs	28,588	161	16
Deconsolidation of a subsidiary	—	—	851
Balance at the end of year	(6,373)	(13,556)	(12,672)

(l)
Loan receivables, net

Loan receivables represent the funds extended by the Group to qualified merchants and users through its factoring arrangements. The loan periods generally range from 1 month to 12 months. The loan receivables are measured at amortized cost and net of allowance for current expected credit losses.

If the loan receivable with allowance for current expected credit losses is subsequently collected, the previously recognized allowance for current expected credit losses is reversed. The amount of reversal is recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

(m)
Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs recorded in the Consolidated Statements of Operations and Comprehensive (Loss)/Income for the years ended March 31, 2024, 2025 and 2026 were immaterial.

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

Repairs and maintenance costs are charged to expense as incurred. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income.

The Group recorded impairment charges for property and equipment, net of nil, RMB17,953 and nil (Note 10) for the years ended March 31, 2024, 2025 and 2026, respectively.

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

The Group recorded impairment charges for intangible assets of RMB9,945, nil and nil (Note 11) for the years ended March 31, 2024, 2025 and 2026, respectively.

(p)
Crypto asset

The Group holds crypto assets primarily for investment and treasury purposes since April 1, 2025 and adopted ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. crypto assets are initially recorded at cost, including acquisition-related fees, and remeasured to fair value at each reporting date using the quoted price in the principal market for each token (Level 1 input under ASC 820). Gains and losses from the remeasurement of crypto assets at fair value are reflected in “Fair value changes of crypto assets” in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. Gains and losses from the disposition of crypto assets are measured as the difference between the sale proceeds and the cost basis of crypto assets which is determined on a first-in-first-out basis, and are also reflected in “Fair value changes of crypto assets” in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. For the year ended March 31, 2026, the Group recognized loss in fair value changes of crypto assets of RMB3,789.

(q)
Investments

The Group’s investments include equity method investments, equity securities without readily determinable fair values and available-for-sale security investments.

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

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee are recorded in share of results of equity investee in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee. If the investee subsequently reports earnings the Group resumes applying the equity method by only recognizing such income to the extent it exceeds previously unrecognized cumulative losses.

The Group elects to use the measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less any impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the Consolidated Statements of Operations and Comprehensive (Loss)/Income. For these equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity recognizes an impairment loss equal to the difference between the carrying value and fair value in the Consolidated Statements of Operations and Comprehensive (Loss)/Income .

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

(s)
Short-term borrowings

Borrowings are recognized initially at fair value, net of debt discounts or premiums, debt issuance costs and other incidental fees. Debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the Consolidated Statements of Operations and Comprehensive (Loss)/Income over the estimated term of the facilities using the effective interest method. As of March 31, 2025 and 2026, the Company had no short-term borrowings.

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

Financing solutions also include the services to facilitate the financial institutions to provide loans to merchants and users through the Group’s online platform and services to manage repayments. The service fees are charged to the borrowers based on agreed rates of the principal and are allocated between facilitation service and repayment management service in the same transaction based on the relative standalone selling price of each. Revenue is recognized when the fund is drawn down by the borrowers for the facilitation service and over the financing period on a straight-line basis for the repayment management service.

Technology services revenues

The Group provides technology services to individual customers and corporate customers who operate through the Group’s online platform and third-party platforms. Fees are fixed or charged as agreed percentages of the amount of the successful transactions of the customers. Majority of revenue from technology services is recognized when the services are rendered, ratably over the period during which the services are provided, and insignificant amount of revenue from technology service is recognized upon the completion of successful transactions.

Other revenues

Other revenues are mainly comprised of the revenues from: (i) marketing services to merchants and brand partners that enable them promote their products in designated areas on the Group’s platform directly or through KOLs on social network platforms, with revenue recognized at point of users’ acceptance of merchandise on network platforms; (ii) talent management service that the Group provides service to online platform operator inclusive of the recommendation of online entertainers to deliver live stream, management of online entertainers, training of online entertainers and monitoring of live stream content, etc., with revenue recognized ratably over the service period; (iii) promotion services that the Group provides to financial institutions, with revenue recognized ratably over the service period; (iv) logistical services provided to merchants and users, with revenue recognized at point of merchants’ shipment of merchandise or at point of users’ return of merchandise; and (v) other services, with revenue recognized when the services are rendered.

Contract balance

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable included in “prepayments, receivables and other current assets” in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due. As of March 31, 2026, the Group did not record contract assets.

The Group records deferred revenue when cash payments are received in advance of revenue recognition in accordance with the terms of the underlying contracts where the service period has not yet commenced but will commence in the near future. Deferred revenue is recognized when, or as, performance obligations are satisfied. Revenue recognized that was included in deferred revenue balance at the beginning of the year were RMB4,976 for the year ended March 31,2026.

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

(u)
User incentives

In order to promote its online platform and attract more registered users, from time to time, the Group at its own discretion issues vouchers in various forms to users without any concurrent transactions in place or any substantive action needed from the recipient. These vouchers can be used in purchase of goods in a broad range of merchants as an immediate discount of their next purchase, some of which can only be used when the purchase amount exceeds pre-defined threshold. The Group settles with the merchants in cash for the vouchers used by the users. As the users are required to make future purchases of the merchants’ merchandises to redeem the vouchers, the Group recognizes the amounts of redeemed vouchers as marketing expenses when future purchases are made. During the years ended March 31, 2024, 2025 and 2026, the Group recorded marketing expenses related to the vouchers of RMB17,620, RMB16,362 and RMB14,408, respectively.

(v)
Cost of revenue

Cost of revenue is comprised of primarily payroll costs including share-based compensation expenses, information technology related expenses, outsourcing costs, talent management service costs, cost of inventory, payment handling costs, depreciation expenses, rental expenses, warehousing and logistic expenses and other costs.

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

(z)
Government grants

Government grants represent cash subsidies received from the PRC government. Cash subsidies which have no conditions that need to be satisfied to fully realize the subsidies are recognized as other income when received. Total government grants income were RMB3,532, RMB2,591 and RMB6,706 for the years ended March 31, 2024, 2025 and 2026, respectively.

(aa)
Leases

The Group determines if an arrangement is a lease at inception. The Group has no existing finance leases for each of periods presented. Operating leases are primarily for office facilities and are included in right-of-use (“ROU”) assets and operating lease liabilities on its consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The incremental borrowing rate for a lease is determined by the rate of interest the Group would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. After the lease commencement date, right-of-use assets are amortized by the difference between the straight-line lease expenses, and the accretion of interest on the operating lease liabilities each period over the lease term. Operating lease liabilities are increased to reflect the accretion of interest and reduced for the lease payment made.

(ab) Share-based compensation

The Company grants restricted share units (“RSUs”) and share options of the Company to eligible employees, non-employee consultants and accounts for these share-based awards in accordance with ASC 718 Compensation — Stock Compensation.

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

(ac) Treasury stock

On May 14, 2024, the board of directors of the Company approved a share repurchase program where the Company is authorized to repurchase up to US$8 million of its shares, effective until May 12, 2025.

Each one of ADSs represents 300 class A ordinary share. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.

These repurchased ADSs/Class A ordinary shares are recorded as treasury stock and are accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock are shown separately as a deduction from the total of capital stock. No repurchased ordinary shares have been retired. Up to March 31, 2024, 110,434,025 Class A ordinary shares were repurchased with a total consideration of US$6,294 (RMB41,950), at a weighted average price of US$0.06 per share in open market, and 161,960,075 outstanding Class A ordinary shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders. Up to March 31 2025 and March 31 2026, 125,757,425 Class A ordinary were repurchased with a total consideration of US$6,411 (RMB42,773), at a weighted average price of US$0.05 per share in open market, and 161,960,075 outstanding Class A ordinary shares were repurchased with a total consideration of US$13,799 (RMB95,496), at a weighted average price of US$0.09 per share from certain shareholders. For the year ended March 31, 2024, 2025 and 2026, nil, 15,323,400 and nil ordinary shares were repurchased, respectively.

(ad) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were RMB20,134, RMB19,906 and RMB20,569 for the years ended March 31, 2024, 2025 and 2026, respectively.

(ae) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statements of Operations and Comprehensive (Loss)/Income in the period that the change is enacted in the respective jurisdiction. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Deferred income taxes are classified as non-current in the Consolidated Balance Sheets.

Uncertain tax positions

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. As of March 31, 2025 and 2026, the Group did not have any significant unrecognized uncertain tax positions (Note 15).

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

The Group has made nil, RMB3,374 and RMB2,757 appropriations to the statutory surplus fund and other reserve funds for the years ended March 31, 2024, 2025 and 2026, respectively. The Company’s other subsidiaries and consolidated VIEs and VIEs’ subsidiaries in China were each in accumulated loss positions.

(ag) Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. The Group’s comprehensive (loss)/income includes net income/(loss), unrealized fair value changes of available-for-sale debt security investments, and foreign currency translation adjustments. The Group recognizes foreign currency translation adjustments and unrealized fair value changes of available-for-sale debt security investments as other comprehensive (loss)/income. There are no tax adjustments to arrive at other comprehensive (loss)/income on a net of tax basis.

(ah) Net (loss)/income per share

Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to holders of ordinary shares, by the weighted average number of ordinary shares outstanding during the period using the two class method. Using the two class method, net income is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted net (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share-based awards using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ai) Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group adopted this ASU commencing April 1, 2024 and the adoption of the ASU does not have a material effect on its consolidated financial statements.

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the Chief Executive Officer. The Group’s CODM only reviews consolidated results. This resulted in only one operating and reportable segment in the Group.

The primary measure of segment profitability for the Group operating segment is considered to be net (loss)/income. Net (loss)/income is used by the CODM to monitor budget versus actual results as well as comparation with the Group’s competitors, which are used in assessing performance of the segment. Significant segment expenses reviewed by the CODM on a regular basis included within net (loss)/income include cost of sales, research and development expenses and sales and marketing expenses, general and administrative expenses, impairment of goodwill and long-lived assets which are separately presented on the Group’s Consolidated Statements of Operations and Comprehensive (Loss)/Income. Other segment items within net (loss)/income include interest income, interest expenses, gain from investments, net, share of results of equity method investees, other income, net, fair value changes of crypto assets, gain from deconsolidation of a subsidiary and income tax benefits/(expenses).

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(aj) Newly adopted accounting standard updates

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities (PBEs), the ASU is effective for annual periods beginning after December 15, 2024. For all other entities (i.e. non-PBEs), the ASU is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. As a PBE, the Company adopted ASU 2023-09 for its annual period beginning April 1, 2025, on a prospective basis. The adoption of this guidance resulted in enhanced disclosures in the Group's income tax footnote but did not have a material impact on the Group's consolidated financial statements.

(ak) Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025- 01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after

December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this new guidance on the consolidated financial statements and related disclosures

In July, 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Group is currently evaluating the impact of the adoption of this new guidance on the consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No.2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides further guidance on accounting treatment for government grants. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods either prospectively or retrospectively. Early adoption is permitted. The Group is in the process of evaluating the potential impact of the new standard on its consolidated financial statements and related disclosures.

3 RISKS AND CONCENTRATION

(a)
Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, loan receivables, deposits, accounts receivable, other receivables and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of March 31, 2025 and 2026, all of the Group’s cash and cash equivalents, restricted cash, and short-term investments were held with major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The Group believes that the risk of failure of any of these PRC banks is remote. Loan receivables are derived from loan to merchants and consumers in the PRC. The risk with respect to loan receivable is mitigated by credit evaluations the Group performs on merchants and consumers and its ongoing monitoring process of outstanding balances. Account receivables are typically unsecured and are generally derived from revenue earned from technology services. The Group has not experienced any significant recoverability issue with respect to its accounts receivable and other receivables included in prepayments, receivables and other current and non-current assets, amounts due from related parties. The Group assesses the creditworthiness of each customer when providing services and requires the customers to make advance payments or a deposit before the services are rendered. With respect to advances to service suppliers, rental deposits and amounts due from related parties, the Group performs on-going credit evaluations of the financial condition of these counterparties. The following table summarizes customers with greater than 10% of the accounts receivables:

	As of March 31,
	2025	2026

Customer A	39%	*
Customer B	23%	*
Customer C	*	31%
Customer D	*	21%

(b)
Concentration of customers and suppliers

The following table summarizes customers with greater than 10% of total revenue of the Group:

	For the year ended March 31,
	2024	2025	2026

Customer B	*	12%	*
Customer A	*	11%	*

There were no suppliers whose purchases individually represent greater than 10% of the total purchases of the Group for the years ended March 31, 2024, 2025 and 2026.

(c)
Foreign currency exchange rate risk

The Group is exposed to foreign currency exchange rate risk, which mainly affects the monetary assets denominated in the currencies other than the functional currencies of the respective entities. For the years ended March 31, 2024, 2025 and 2026, such affected monetary assets primarily included cash and cash equivalents denominated in US$. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 1.2% between March 31, 2024 and 2025 and the appreciation of the RMB against the US$ was approximately 3.6% between March 31, 2025 and 2026. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4 OTHER REVENUES

Other revenues by type of service is as follows:

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Marketing services revenue	961	2,100	10,047
Talent management services revenue	—	—	8,684
Logistic services revenue	1,752	1,640	2,201
Promotion services revenue	167	90	—
Others	4,167	3,594	4,903
Total	7,047	7,424	25,835

5 OTHER INCOME, NET

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Government grants	3,532	2,591	6,706
Merchant penalty income(1)	3,079	1,688	1,985
Gains on disposal of property and equipment	118	241	10
Exchange gains/(losses)	46	(183)	(1,727)
Refund from depositary bank (2)	997	—	—
Others	5,012	756	858
Total	12,784	5,093	7,832

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

(2) The Group received initial reimbursement payment of US$935 (RMB6,297) from depositary bank in January 2019. The amount was recorded ratably as other income over 5 year arrangement period. For the years ended March 31, 2024, 2025 and 2026, the Group has recorded RMB997, nil and nil in other income. For the years ended March 31, 2024, 2025 and 2026, the Group received nil reimbursement payments from depositary bank for the transaction costs incurred in the prior years.

6 FAIR VALUE MEASUREMENT

As of March 31, 2025 and 2026, the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition are as follows:

	Fair value measurement at reporting date using
Description	Fair value as of March 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	231,247	-	231,247	-
- equity securities with readily determinable fair values	59,070	59,070	-	-
Available-for-sale debt securities	7,755	-	-	7,755
Total assets	298,072	59,070	231,247	7,755

	Fair value measurement at reporting date using
Description	Fair value as of March 31, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Assets:
Short-term investments
- wealth management products	60,586	-	60,586	-
- equity securities with readily determinable fair values	100,921	100,921	-	-
Available-for-sale debt securities	5,568	-	-	5,568
Crypto assets	4,691	4,691	-	-
Total assets	171,766	105,612	60,586	5,568

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

Short-term investments

Short-term investments held by the Group include wealth management products issued by banks and other financial institutions or equity securities with readily determinable fair values. The Group values its investments in wealth management products using model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group values its investments in equity securities with readily determinable fair values using quoted market prices and classifies the valuation technique that use these inputs within Level 1.

Available-for-sale debt securities investments

The Group classifies its available-for-sales debt securities as Level 3 investments. The roll forward of major Level 3 investments are as following:

	iSNOB Holdings Limited ("iSNOB")	Jiangxi Chengqianqihou Food Supply Chain Co., Ltd. (“Jiangxi Chengqianqihou”)	Juesekuangxiang (Shanghai) Technology Co. Ltd. (“Juesekuangxiang”)	Hangzhou Jimi Biotechnology Co., Ltd. (“Jimi”)	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of Level 3 investments as at March 31, 2023	24,656	5,000	—	—	4,712	34,368
Addition	—	—	6,875	5,459	—	12,334
Disposal	—	—	—	—	(298)	(298)
Impairment	—	—	—	—	(1,425)	(1,425)
Effect of currency translation adjustment	801	—	—	—	97	898
The change in fair value of the investments	564	—	—	—	341	905
Fair value of Level 3 investments as at March 31, 2024	26,021	5,000	6,875	5,459	3,427	46,782
Disposal	—	(5,000)	—	—	—	(5,000)
Impairment	(8,150)	—	(6,875)	—	—	(15,025)
Effect of currency translation adjustment	(321)	—	—	—	40	(281)
The change in fair value of the investments	(17,550)	—	—	—	(1,171)	(18,721)
Fair value of Level 3 investments as at March 31, 2025	—	—	—	5,459	2,296	7,755
Impairment	—	—	—	(1,827)	(281)	(2,108)
Effect of currency translation adjustment	—	—	—	—	(79)	(79)
Fair value of Level 3 investments as at March 31, 2026	—	—	—	3,632	1,936	5,568

(1)
The Company determines the fair value of its available-for-sale debt securities by using the market approach.

As for the market approach, the determination of the fair value was based on information of other comparable public companies, observable price changes based on the recent transactions of the securities, or similar securities that the Company holds, and significant unobservable inputs. The unobservable inputs adopted in the valuation for the years ended March 31, 2024, 2025 and 2026 are as following:

	For the years ended March 31,
	2024	2025	2026
Lack of marketability discount	30%	19%-25%	16%-27%
Risk-free rate	2.2%-4.5%	1.6%-4.0%	1.3%-3.9%
Expected volatility	42%-67%	45%-59%	44%-76%
Revenue multiple	3	11	4-6

Significant increases (decreases) in lack of marketability discount in isolation would result in significantly lower (higher) fair value measurement. Significant increases (decreases) in revenue multiple in isolation would result in significantly higher (lower) fair value measurement.

Crypto assets

As of March 31, 2026, the crypto assets held by the Group include Bitcoin, Ethereum and Solana. The fair value of crypto assets is determined based on quoted prices in active markets and classified as Level 1.

7 LOAN RECEIVABLES

	As of March 31,
	2025	2026
	RMB	RMB
Loan receivables - principal	35,496	25,015
- service fee	245	208
Allowance for credit losses	(4,633)	(5,310)
Loan receivables, net	31,108	19,913

Movement of allowance for credit losses is as follows:

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Balance at beginning of year	(28,665)	(3,949)	(4,633)
Cumulative effect of adoption of new accounting standard (Note 2 (k))	(1,312)	—	—
Provisions	(167)	(684)	(677)
Write-off	26,195	—	—
Balance at end of year	(3,949)	(4,633)	(5,310)

8 OTHER ASSETS

The other assets consist of the following:

	As of March 31,
	2025	2026
	RMB	RMB
Prepayments, receivables and other current assets
Loan granted to third parties(1)	36,599	—
Receivables and contract assets of technology service	14,924	2,327
Receivables from third-party payment service providers(2)	7,811	6,377
Deposits	986	803
Employee loans and advances	548	515
Interest receivable	70	—
Receivables of financing facilitation service	32	17
Others	2,212	3,795
Less: Allowance for credit losses	(6,865)	(5,304)
Subtotal	56,317	8,530
Other prepaid expenses	1,586	1,671
VAT receivables	1,007	1,356
Prepaid promotion fees	298	45
Total Prepayments, receivables and other current assets	59,208	11,602

Other non-current assets
Long-term deposit	13,900	13,656
Less: Allowance for credit losses	(259)	(259)
Subtotal	13,641	13,397
Gold(3)	—	—
VAT receivables-non current	26,118	26,123
Total non-current assets	39,759	39,520

(1)
In July 2024, the Company entered into a loan agreement with a third party company to grant it a loan in the amount of USD5.0 million with an interest rate of 8% per annum. The maturity date falls on (i) the date of one year following the relevant loan date, and (ii) another one year term if the borrower determines to extend at its sole discretion. In July 2025, the loan has been fully received.

(2)
Receivables from third party payment service providers represent cash due from the Group’s third party on-line payment service providers in relation to their processing of payments for the Group.
(3)
During the year ended March 31, 2025, the Company sold all the physical gold to third party companies and recognized a gain from investments of RMB18,168 in the Consolidated Statement of Operations and Comprehensive (Loss)/Income.

The movement of allowance for credit losses is analyzed as follows:

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Balance at beginning of year	(1,940)	(2,424)	(7,124)
Cumulative effect of adoption of new accounting standard (Note 2(k))	(395)	—	—
(Provisions)/Reversals	(2,482)	(4,861)	694
Deconsolidation of a subsidiary	—	—	851
Write-offs	2,393	161	16
Balance at end of year	(2,424)	(7,124)	(5,563)

9 INVESTMENTS

The Company’s long-term investments consist of the following:

	As of March 31,
	2025	2026
	RMB	RMB
Available-for-sale debt securities
Jimi	5,459	3,632
iSNOB	—	—
Juesekuangxiang	—	—
Jiangxi Chengqianqihou	—	—
Others	2,296	1,936
	7,755	5,568
Equity securities without readily determinable fair value
Target Company	—	100,000
	—	100,000
Equity method investments
Jiaxing Neixiangyoupan Equity investment Fund Partnership (limited partnership) (“Neixiangyoupan”)	25,417	24,455
Hangzhou Chengqianqihou Food Supply Chain Co., Ltd. (“Hangzhou Chengqianqihou”)	8,750	8,743
Ruisha Technology	—	16,546
Others	8,049	9,696
	42,216	59,440
Total	49,971	165,008

Available-for-sale debt securities

The following table summarizes, by major security type, the Company’s available-for-sale debt securities as of March 31, 2025 and 2026:

	As of March 31,
	2025	2026
	RMB	RMB
Cost	8,459	8,459
Unrealized losses, including foreign exchange adjustment	(704)	(783)
Impairment losses	—	(2,108)
Fair Value	7,755	5,568

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

For the year ended March 31, 2025, the convertible and redeemable preferred shares of iSNOB became redeemable. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB26,021 to zero and recognized a credit loss of RMB8,150 in “Gain from investments, net”, being the difference between the fair value of zero and the amortized cost basis of the investment, and an unrealized securities holding loss of RMB17,550, net of tax in other comprehensive income/(loss), being the difference between the carrying value and the amortized cost basis of the investment. For the year ended March 31, 2025, foreign currency translation loss of RMB321 was reported as foreign currency translation adjustments in other comprehensive loss.

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

For the year ended March 31, 2024, the fair value change of investment in Juesekuangxiang was not material. For the year ended March 31, 2025, the actual operating results of Juesekuangxiang were significantly weaker than expected. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB6,875 to zero and recognized a loss of RMB6,875 in “Gain from investments, net”.

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

For the years ended March 31, 2024 and 2025, the fair value change of investment in Jimi was not material. For the year ended March 31, 2026, the actual operating results of Jimi were weaker than expected. The Company assessed the recoverability of its investment and as a result of its assessment, the Company wrote down the carrying value of its investment of RMB5,459 to RMB3,632 and recognized a loss of RMB1,827 in “Gain from investments, net”.

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

In July 2024, for the purpose of optimizing the equity structure of Jiangxi Chengqianqihou and integrating regional resources in Hangzhou to increase its commercial value, Jiangxi Chengqianqihou restructured its shareholding structure and established Hangzhou Chengqianqihou as its ultimate holding company. The Company consummated following transactions with the investee, including:

i) purchase 17.5% common stock interest of Hangzhou Chengqianqihou with a cash consideration of RMB10,000; and,

ii) sell all of the Company’s equity interests in Jiangxi Chengqianqihou to Hangzhou Chengqianqihou with a cash consideration of RMB5,000. Accordingly, the Company derecognized all of its investments in Jiangxi Chengxianqihou of RMB5,000 and recognized its investment in Hangzhou Chengqianqihou at cost of RMB8,750 with referencing to the price of the same round of investment by a new third party investor. The Company recognized “Gain from investments, net” of RMB1,250 in the Consolidated Statements of Operations and Comprehensive (Loss)/Income .

Equity securities without readily determinable fair value

On December 24, 2025, Hangzhou Shiqu Information and Technology Co., Ltd., MOGU Inc's indirect wholly owned subsidiary (the “Purchaser”), entered into a share transfer agreement (the “Agreement”) with a seller (the “Seller”). Pursuant to the Agreement, the Seller agreed to sell, and the Purchaser agreed to acquire, less than 1.0% of the common shares of a target company (the “Target Company”) for a total consideration of RMB 0.1 billion (equivalent to approximately US$14.2 million). Full consideration was paid in cash to the Seller in December 2025, and the transaction was closed in December 2025. As the Company does not have the ability to exercise significant influence over the investee and the investee’s securities are not traded on an active market, this investment is accounted for as an equity security without a readily determinable fair value.

Equity method investments

Investment in Neixiangyoupan

In December 2019, the Group entered into a partnership agreement with Neixiangyoupan to subscribe for the shares of Neixiangyoupan as a Limited Partner (“LP”) and made the first capital injection in May 2020. As of March 31, 2025 and 2026, RMB27,328 and RMB27,179 in cumulative capital contributions has been made by the Group, representing approximately 14.8% of the entity's equity interest at each balance sheet date. The investment is accounted for under the equity method as the Group has the ability to exercise significant influence over Neixiangyoupan as an LP. For the years ended March 31, 2024, 2025 and 2026, the Group recognized RMB2,358, RMB2,634 and RMB590 of share of loss of Neixiangyoupan, respectively.

Investment in Hangzhou Chengqianqihou

The investment is accounted for under the equity method as the Group has the ability to exercise significant influence over Hangzhou Chengqianqihou considering that the Group held its 17.5% equity interests as the Group has the ability to exercise significant influence over Hangzhou Chengqianqihou. For the years ended March 31, 2025 and 2026, share of the results from the investment in Hangzhou Chengqianqihou was not material.

Investment in Ruisha Technology

In July 2021, the Group acquired Ruisha Technology as a subsidiary to expand its business. In August 2025, Ruisha Technology and the Group signed the Repurchase Agreement that Ruisha Technology shall repurchase certain equity interest held by the Group, leading to the Group’s ownership of Ruisha Technology decreased from 59.6% to 48.2%. The investment is accounted for under the equity method as the Group has the ability to exercise significant influence over Ruisha Technology. For the year ended March 31, 2026, the Group recognized RMB3,867 of share of gain of Ruisha Technology.

The Group's equity method investments are not considered individually material or in the aggregate to meet the necessary reporting threshold under Rule 4-08(g) of Regulation S-X.

10 PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of March 31,
	2025	2026
	RMB	RMB

Buildings	308,806	309,081
Leasehold improvements	—	1,955
Electronic equipment	11,187	11,672
Furniture and office equipment	7,019	7,737
Vehicles	2,743	2,901
Computer software	3,473	3,423
Subtotal	333,228	336,769
Less: accumulated depreciation and amortization	(33,998)	(44,933)
Less: accumulated impairment	(17,953)	(17,856)
Property and equipment, net	281,277	273,980

Depreciation and amortization expense recognized for the years ended March 31, 2024, 2025 and 2026 were RMB8,091, RMB11,450 and RMB11,289, respectively. No impairment charges were recorded for the year ended March 31, 2024.

As of March 31, 2025 and 2026, the buildings represented the two commercial properties purchased by the Group, located in Hangzhou, China.

As of March 31, 2025, in accordance with ASC 360-10, the Group determined that there were two asset groups within the Group, which were live video broadcast (“LVB”) focused online business asset group and one leasing property. Considering the weaker-than-expected operating results and the market capitalization was below the Group’s net assets, the Group concluded that there were triggering events which required the Group to perform an impairment test on the two asset groups. As a result of the impairment test, the Group recorded an impairment charge of RMB17,953 against the LVB focused online business asset group for the year ended March 31, 2025. The charge was allocated to each asset within the asset group on a pro rata basis based upon respective carrying values and after giving consideration to the fair values of each individual asset. The fair value of each asset was determined using appropriate valuation methodologies, including the market approach for the building and vehicles and the replacement cost approach for the other property and equipment. For the year ended March 31, 2026, there was no impairment recorded.

As of the report date, the Group has not obtained ownership certificates for the buildings.

11 INTANGIBLE ASSETS, NET

The following table summarizes the Group’s intangible assets, net:

	As of March 31, 2025
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,904	(3,775)	(8,921)	208
Trademarks	1,482	(972)	—	510
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Buyer and customer relationship(1)	39,500	(14,562)	(24,938)	—
Technology(1)	9,900	(3,660)	(6,240)	—
Total	153,301	(71,694)	(80,889)	718

	As of March 31, 2026
	Gross carrying amount	Accumulated amortization	Accumulated impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB
Domain name	12,546	(3,450)	(8,921)	175
Trademarks	1,482	(1,121)	—	361
Insurance agency license	2,848	(748)	(2,100)	—
Broadcasting license	86,667	(47,977)	(38,690)	—
Total	103,543	(53,296)	(49,711)	536

(1)
Buyer and customer relationship and technology were acquired through the Group’s acquisitions with Ruisha Technology during the year ended March 31, 2022, which were measured at fair value upon the completion of acquisition. The Group deconsolidated Ruisha Technology since August 31, 2025 and the carrying amount, accumulated amortization amount and accumulated impairment amount of buyer and customer relationship and technology was derecognized.

Amortization expense for intangible assets were RMB1,901, RMB156 and RMB176 for the years ended March 31, 2024, 2025 and 2026, respectively.

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

For the years ended March 31, 2025 and 2026, there was no impairment recorded.

As of March 31, 2026, amortization expense related to the intangible assets for future periods are estimated to be as follows:

For the years ended March 31,	RMB
2027	155
2028	127
2029	102
2030	59
2031	37
Thereafter	56
536

12 CRYPTO ASSETS

The following table presents the summary of crypto assets held by the Group, as of March 31, 2026:

	As of March 31, 2026
	Quantity	Cost Basis	Fair Value
		RMB	RMB
Bitcoin	5	3,915	2,306
Ethereum	160	4,289	2,273
Solana	200	227	112
Total		8,431	4,691

The cost basis of crypto currency represents the fair value of crypto assets at the time when the crypto assets are acquired.

The following table presents the movement for crypto assets of the Group for the year ended March 31, 2026:

Carrying Value
RMB
Balance as of March 31, 2025	—
Purchase of crypto assets	8,432
Sales of crypto assets	(1)
Losses in net income	(3,789)
Effect of exchange rate changes	49
Balance as of March 31, 2026	4,691

13 LEASES

The Group has operating leases primarily for office facilities which have lease terms varying from one to three years.

Total lease costs for the years ended March 31, 2024, 2025 and 2026 were RMB6,803, RMB2,138 and RMB1,518, respectively, included in research and development, sales and marketing and general and administrative expenses in the Group’s Consolidated Statements of Operations and Comprehensive (Loss)/Income. Out of the total lease costs, there were RMB2,718, RMB244 and RMB1,052 of expenses for short-term leases within 12 months for the years ended March 31, 2024, 2025 and 2026, respectively. As of March 31, 2025 and 2026, the operating lease arrangements of the Group, primarily for office, that have not yet commenced was not material.

Supplemental cash flow information related to leases were as follows:

	For the year ended March 31,	For the year ended March 31,
	2025	2026
	RMB	RMB

Cash paid for the rentals included in the lease liabilities	1,933	782
Right-of-use assets obtained in exchange for lease liabilities	197	546

As of March 31, 2025 and 2026, supplemental consolidated balance sheet information related to leases were as follows:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB
Right-of-use assets	941	1,054
Current portion of lease liabilities	620	529
Non-current lease liabilities	352	239

Lease term and discount rates were as follows:

	As of March 31,	As of March 31,
	2025	2026
	RMB	RMB
Weighted-average remaining lease term
Operating leases	2.75 years	2.01 years
Weighted-average incremental borrow rate
Operating leases	3.60%	3.39%

As of March 31,
2026
RMB
Maturities of lease liabilities were as follows:
2027	549
2028	245
Total undiscounted lease payments	794
Less: imputed interest	(26)
Total present value of lease liabilities	768

14 ACCRUALS AND OTHER LIABILITIES

	As of March 31,
	2025	2026
	RMB	RMB
Receipts under custody (1)	164,478	163,942
Deposits from merchants (2)	91,586	90,830
Accrued expenses	16,210	7,310
Payables for purchases of office building and building improvement	15,590	15,768
Other payables	13,340	14,142
	301,204	291,992

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

The Group is also subject to cultural undertaking development fees at the rate of 3% on advertising revenues, which are part of revenues from marketing services in PRC. The cultural undertaking development fees are recorded in the cost of revenues in the Consolidated Operations and Comprehensive (Loss)/Income.

The Group is also subject to urban construction tax at the rate of 1% or 7%, education surcharges at the rate of 3%, local education surcharges at the rate of 2% and other surcharges on VAT payments to the tax authorities according to PRC tax law, which are recorded in the cost of revenues in the Consolidated Operations and Comprehensive (Loss)/Income.

(b)
Income taxes benefits/(expenses)

Composition of income tax benefits/(expenses)

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Current income tax expense	(137)	(839)	(6,129)
Deferred income tax benefit	1,755	—	—
Total income tax benefit/(expense)	1,618	(839)	(6,129)

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

PRC

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT Law became effective on January 1, 2008. Under the new CIT Law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). The HNTE certificate of Hangzhou Shiqu was renewed in 2022 and 2025 respectively, thus was valid from 2022 to 2027. The HNTE certificate of Ruisha Technology and Hangzhou Juangua was renewed in 2024 and is valid from 2024 to 2026. The latest HNTE certificate of Hangzhou Juandou Network Co., Ltd. (“Hangzhou Juandou”) and Lishuijuanfu Network and Technology Co., Ltd. (“Lishui Juanfu”) was effective since 2021 and has expired in 2024 without renewal of the certificate.

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

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended March 31, 2024, 2025 and 2026, some PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

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

To the extent that the consolidated VIEs and the VIEs’ subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of March 31, 2025 and 2026, the Company did not record any withholding tax on the retained earnings of its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries in the PRC as they were still in accumulated deficit position.

The components of (loss)/income before tax are as follows:

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
(Loss)/income before tax
(Loss)/income from PRC entities	(51,949)	(51,527)	4,100
(Loss)/income from Cayman Islands and Hong Kong entities	(16,628)	(8,207)	5,249
Total (Loss)/income before tax	(68,577)	(59,734)	9,349

The income tax benefit/(expense) consists of the following:

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Current income tax expense
PRC	(137)	(772)	(5,715)
Hong Kong	—	(67)	(414)
Cayman	—	—	—
Total current income tax expense	(137)	(839)	(6,129)

Deferred income tax benefit
PRC	1,755	—	—
Hong Kong	—	—	—
Cayman	—	—	—
Total deferred income tax benefit	1,755	—	—

Total income tax benefit/(expense)
PRC	1,618	(772)	(5,715)
Hong Kong	—	(67)	(414)
Cayman	—	—	—
Total income tax benefit/(expense)	1,618	(839)	(6,129)

The reconciliation of the differences between the PRC statutory tax rate of 25% and the effective tax rate for the years ended March 31, 2024 and March 31, 2025 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the year ended March 31,
	2024	2025
PRC Statutory tax rate	25%	25%
Difference in EIT rates of certain subsidiaries	-11%	-24%
Permanent book – tax difference	-8%	-4%
Additional deduction for research and development expenditures	6%	5%
Effect of change on tax rate	-5%	0%
Changes in valuation allowance	-5%	-3%
Effective tax rate	2%	-1%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2 (aj), newly adopted accounting standard updates, the reconciliation of taxes at the PRC statutory rate to provision for income taxes for the year ended March 31, 2026 was as follows:

	For the year ended March 31, 2026
	RMB	%
Income before income tax	9,349	100%
PRC statutory income tax rate		25%
Computed income tax expense with PRC statutory income tax rate	(2,338)	25%
Domestic tax effects
Additional deduction of qualified R&D expenditures	4,572	-49%
Non-deductible entertainment expense	(263)	3%
Changes in valuation allowance	66,052	-705%
Changes in tax rates enacted in the current period	(54,792)	586%
Non-taxable deconsolidation gain	5,500	-59%
Deconsolidation	(1,302)	14%
Preferential tax rate	(4,206)	45%
Expired NOL	(19,546)	209%
Other adjustments	(8)	0%
Foreign tax effects
Hong Kong
- Statutory tax rate diﬀerence between Hong Kong and PRC	367	-4%
- Preferential tax rate	148	-2%
- Changes in valuation allowances	(548)	6%
Cayman
- Statutory tax rate diﬀerence between Cayman and PRC	235	-3%
Effective tax rate	(6,129)	66%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2 (aj), newly adopted accounting standard updates, cash paid for income taxes, during the years ended March 31, 2024, 2025 and 2026 were as follows:

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
PRC entities	(7,470)	(61)	(17)
Cayman Islands and Hong Kong entities	—	—	—
Total	(7,470)	(61)	(17)

(c)
Deferred tax assets

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred tax assets are as follows:

	As of March 31,
	2025	2026
	RMB	RMB
Deferred tax assets:
- Tax losses carried forward	104,326	47,216
- Carryforwards of un-deducted advertising expenses	321,372	319,310
- Provision of credit losses	3,298	3,169
- Accruals and other liabilities	4,729	1,912
- Impairment of available-for-sale investments	2,031	440
- Impairment of long-lived assets	4,488	2,693
Less: Valuation allowance	(440,244)	(374,740)
Net deferred tax assets	—	—

According to PRC tax regulations, the PRC enterprise's net operating loss can be generally carried forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. As of March 31, 2026, the Group had net operating loss carry forwards of approximately RMB382,446 which mainly arose from the subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries established in the PRC. The loss carry forwards from PRC entities will expire in the calendar year 2026 through 2036, if not utilized. Other than the expiration, there are no other limitations or restrictions upon Group’s ability to use these operating losses carry forwards. There is no expiration for the advertising expenses carryforwards.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, the Group has considered the Group’s history of losses and the uncertainty regarding the future profitability and concluded that it is more likely than not that the Group will not generate future taxable income to utilize the deferred tax assets. Accordingly, as of March 31, 2026 and 2025, a full valuation allowance of RMB374,740 and RMB440,244 has been established respectively.

Movement of valuation allowance

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Balance at beginning of the period	468,587	458,960	440,244
Addition	1,653	20,422	12,152
Deconsolidation	—	—	(1,302)
Change on tax rate	3,710	865	(53,680)
Written off for expiration of net operating losses	(4,371)	(23,864)	(19,546)
Utilization of previously unrecognized tax loss and un-deductible advertising expenses	(10,619)	(16,139)	(3,128)
Balance at end of the period	458,960	440,244	374,740

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

As of March 31, 2025 and 2026, the Group did not record any reserves for uncertain tax positions. For the years ended March 31, 2024, 2025 and 2026, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2020 through 2025 remain subject to the review by the relevant PRC tax authorities.

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

Effective September 1, 2022, the Board of Directors approved a share repurchase program to repurchase shares up to US$10 million worth of outstanding ADSs of the Company over the next 12 months.

On May 14, 2024, the board of directors of the Company approved a share repurchase program where the Company is authorized to repurchase up to US$8 million of its shares, effective until May 12, 2025.

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

These repurchased class A ordinary shares were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. There was no share repurchased during the year ended March 31, 2024. For the year ended March 31, 2025, 15,323,400 Class A Ordinary Shares were repurchased with a total consideration of US$117 (RMB823), at a weighted average price of US$0.01 per share in open market. There was no share repurchased during the year ended March 31, 2026. And 122,400 Class A Ordinary Shares were sold from the treasury stock for RMB 7 during the year ended March 31, 2026.

As of March 31, 2025 and 2026, the Company had 2,436,575,800 and 2,439,349,000 of Class A Ordinary Shares issued and 2,148,858,300 and 2,151,753,900 shares of Class A Ordinary Shares outstanding and 303,234,004 and 303,234,004 shares of Class B Ordinary Shares issued and outstanding, respectively. The Company’s one (1) ADS represents three hundred (300) Class A ordinary shares.

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

17 SHARE BASED COMPENSATION

(a) Global Share Plan

On December 9, 2011, the Company’s Board of Directors approved the establishment of Global Share Plan that provides for granting options to eligible directors, employees and etc. (collectively, the “Grantees”) to acquire ordinary shares of the Company at an exercise price as determined by the Board at the time of grant. According to the latest Amended and Restated Global Share Plan, the Board of Directors accumulatively authorized and reserved 384,111,187 ordinary shares for the issuance as of March 31, 2025 and 2026.

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

Valuation of stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The Group estimates the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. There were no options granted for the years ended March 31, 2024, 2025 and 2026.

Summary of option activities under the Global Share Plan

The following table sets forth the summary of option activities under the Company’s Global Share Plan:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(US$)	(In years)	(US$)
Outstanding as of March 31, 2023	11,442,858	0.11	1.21	—
Expired	(6,875,185)	0.03
Forfeited or cancelled (post-vesting)	(91,300)	0.29
Outstanding as of March 31, 2024	4,476,373	0.23	1.59	—
Expired	(890,000)	0.15
Forfeited or cancelled (post-vesting)	(615,073)	0.06
Outstanding as of March 31, 2025	2,971,300	0.29	1.09	—
Expired	—	—
Forfeited or cancelled (post-vesting)	(10,000)	0.30
Outstanding as of March 31, 2026	2,961,300	0.30	0.09	—
Vested and expected to vest as of March 31, 2026	2,961,300	0.30	0.09	—
Exercisable as of March 31, 2026	2,961,300	0.30	0.09	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The Company recognized no share-based compensation expenses for share options granted under the Global Share Plan in the Consolidated Statements of Operations and Comprehensive (Loss)/Income for the years ended March 31, 2024, 2025 and 2026, respectively.

As of March 31, 2025 and 2026, there was no unrecognized compensation expense in relation to the share options.

(b) Service-based RSUs

A summary of activities of the service-based RSUs for the years ended March 31, 2024, 2025 and 2026 is presented below:

	Number of RSUs	Weighted-Average Grant-Date Fair Value
		US$
Unvested at March 31, 2023	82,517,550	0.01
Vested	(42,129,300)	0.03
Forfeited	(186,000)	0.04
Unvested at March 31, 2024	40,202,250	0.01
Vested	(38,389,025)	0.01
Forfeited	(154,875)	0.07
Unvested at March 31, 2025	1,658,350	0.02
Vested	(1,658,350)	0.02
Unvested at March 31, 2026	—	—

For the years ended March 31, 2024, 2025 and 2026, total share-based compensation expenses recognized by the Group for the service-based RSUs granted were RMB4,590, RMB839 and RMB16, respectively.

As of March 31, 2025 and 2026, there were RMB80 and nil of unrecognized share-based compensation expenses related to the service-based RSUs granted which is expected to be recognized over a weighted-average period of 0.34 and nil years.

The total fair value and intrinsic value of RSUs vested was RMB2,036, RMB1,872 and RMB244 during the years ended March 31, 2024, 2025 and 2026, respectively.

18 RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence with the Group. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Group:

Name of related parties	Relationship with the Group
Tencent Group	Principal shareholder of the Group
Jiangxi Chenqianqihou	Subsidiary of one equity method investee
Ruisha Technology	Equity method investee

The Group had the following transactions with the major related parties:

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Revenues:
Technology services to Tencent	185	244	97
Total	185	244	97
Cost of revenue:
Cloud technology services from Tencent Group	17,111	13,963	14,675
Payment processing fees to Tencent Group	1,044	410	242
Total	18,155	14,373	14,917
Interest income:
Interest income from Jiangxi Chengqianqihou	—	404	551
Total	—	404	551

The Group had the following balances with the major related parties:

	As of March 31,
	2025	2026
	RMB	RMB
Due from Jiangxi Chengqianqihou	14,630	14,846
Due from Ruisha	—	70
Due from Tencent Group	501	—
Total	15,131	14,916
Due to Tencent Group	(3,477)	(5,407)

All balances with the Tencent as of March 31, 2025 and 2026 were unsecured, interest free and had no fixed terms.

In April and October 2024, the Company granted two loans to Jiangxi Chengqianqihou, with amounts of RMB10,000 and RMB6,000, respectively. The maturity dates of the two loans are May 1, 2025 and October 29, 2025, respectively, with interest rate of 3.65% per annum. In May 2025, the Company renewed the loan of RMB10,000 to May 1, 2026 with other terms unchanged. In April 2026, the Company renewed the loan of RMB 10,000 to May 1, 2027 with other terms unchanged. The loans were secured by the founder of Jiangxi Chengqianqihou. As of March 31, 2025 and 2026, the balance from Jiangxi Chengqianqihou includes the loan of RMB16,000 and interest receivable of RMB429 and RMB645. For the years ended March 31, 2025 and 2026, the Group recorded RMB1,799 and nil expected credit loss expense in general and administrative expenses.

19 (LOSS)/INCOME PER SHARE

Basic (loss)/income per share and diluted (loss)/income per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended March 31, 2024, 2025 and 2026 as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Numerator:
Net (loss)/income attributable to ordinary shareholders-Basic and Diluted	(59,285)	(62,557)	1,841
Denominator:
Weighted average number of ordinary shares-Basic	2,597,764,333	2,628,575,500	2,453,174,723
Weighted average number of ordinary shares-Diluted	2,597,764,333	2,628,575,500	2,637,344,662
Basic (loss)/income per share	(0.02)	(0.02)	0.00
Diluted (loss)/income per share	(0.02)	(0.02)	0.00

The following ordinary share equivalents were excluded from the computation of diluted net (loss)/income per share for the periods presented to eliminate any anti-dilutive effect:

	Year ended March 31,
	2024	2025	2026
Share options and RSUs	16,460,867	4,157,381	2,961,300

20 DECONSOLIDATION OF RUISHA TECHNOLOGY

In July 2021, Hangzhou Juangua obtained voting interest control over “Ruisha Technology” through a business acquisition transaction. As a result, the Group controls Hangzhou Ruisha through Hangzhou Juangua. In August 2025, Ruisha Technology repurchased its shares from the Group, resulting the Group’s share interest in Ruisha Technology decreased from 59.6% to 48.2%. The Group deconsolidated Ruisha Technology since August 31, 2025.

According to ASC 810-10-40, the difference between the carrying value of the assets, liabilities and non-controlling interest of Ruisha Technology that were deconsolidated, and the aggregate of the consideration received and fair value of the continuing investment, resulted in a gain in the amount of RMB36,909 before tax. This gain on the deconsolidation was presented on the Group’s Consolidated Statement of Operations and Comprehensive (Loss)/Income for the year ended March 31, 2026.

The following table sets forth details of the condensed balance sheet of Ruisha Technology, which was deconsolidated on August 31, 2025:

As of August 31, 2025
RMB
Cash and cash equivalents	6,337
Prepayments, receivables and other current assets	8,882
Amounts due from related parties	407
Property and equipment, net	154
Salaries and welfare payable	(218)
Taxes payable	(436)
Amounts due to related parties	(733)
Accruals and other current liabilities	(6,259)
Non-controlling interests	(29,424)
Carrying net liabilities of Ruisha Technology at deconsolidation	(21,290)

Fair value of 48.2% Ruisha Technology after deconsolidation	12,679
Fair value of consideration received	2,940
Aggregate of consideration received and fair value of continuing investment	15,619

Gain on deconsolidation of Ruisha Technology	36,909

21 RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended March 31, 2024, 2025 and 2026, nil, 3,374 and2,757 appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets were RMB285,152 as of March 31, 2026.

22 COMMITMENTS AND CONTINGENCIES

(a)
Operating lease commitments

The Group has entered into non-cancellable operating leases covering various facilities. See Note 13 for additional details on the Group’s operating lease commitments.

(b)
Capital and other commitments

There is no future capital and other commitments as of March 31, 2026.

(c)
Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of March 31, 2026, the Group is not a party to any material legal or administrative proceedings.

The Group accounts for loss contingencies if both of the following conditions are met: a) Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and b) The amount of loss can be reasonably estimated. As of March 31, 2026, the Group did not have material loss contingencies.

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

The Company did not have significant capital and other commitments, or guarantees as of March 31, 2026.

CONDENSED BALANCE SHEETS

	As of March 31,
	2025	2026
	RMB	RMB	US$ Note 2(f)
Cash and cash equivalents	954	12,838	1,861
Prepayments, receivables and other current assets	34,417	—	—
Short-term investments	2,777	—	—
Total current assets	38,148	12,838	1,861
Non-current assets:
Amounts due from subsidiaries, VIEs and VIEs’ subsidiaries	1,063,552	1,049,162	152,097
Investments in other investees	10,346	11,632	1,686
Total non-current assets	1,073,898	1,060,794	153,783
Total assets	1,112,046	1,073,632	155,644
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries, VIEs and VIEs’ subsidiaries	104,015	106,765	15,478
Accruals and other current liabilities	967	752	109
Total current liabilities	104,982	107,517	15,587
Non-current liabilities:
Investment deficit of subsidiaries, VIEs and VIEs’ subsidiaries	498,109	457,991	66,395
Total non-current liabilities	498,109	457,991	66,395
Total liabilities	603,091	565,508	81,982

	As of March 31,
	2025	2026
	RMB	RMB	US$ Note 2(f)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.00001 par value; 49,000,000,000 shares authorized as of March 31, 2025 and 2026; 2,436,575,800 and 2,439,349,000 shares issued as of March 31, 2025 and 2026,respectively; 2,148,858,300 and 2,151,753,900 shares outstanding as of March 31, 2025 and 2026,respectively)	165	165	24
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized as of March 31, 2025 and 2026; 303,234,004 shares issued and outstanding as of March 31, 2025 and 2026)	16	16	2
Treasury stock (US$0.00001 par value; 287,717,500 shares as of March 31, 2025 and 287,595,100 shares as of March 31,2026)	(138,269)	(138,262)	(20,044)
Additional paid-in capital	9,490,093	9,490,109	1,375,777
Statutory reserves	6,705	9,462	1,372
Accumulated other comprehensive income	72,670	69,975	10,144
Accumulated deficit	(8,922,425)	(8,923,341)	(1,293,613)
Total MOGU Inc. shareholders’ equity	508,955	508,124	73,662
Total liabilities and shareholders’ equity	1,112,046	1,073,632	155,644

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$ Note 2(f)
General and administrative expenses	(2,362)	(3,183)	(2,503)	(363)
Other income/(expense), net	3,892	885	(3,357)	(487)
Income/(loss) from operations	1,530	(2,298)	(5,860)	(850)
Interest income	—	1,984	870	126
(Loss)/income from subsidiaries, VIEs and VIEs' subsidiaries	(60,288)	(54,268)	6,374	924
Loss from investments, net	—	(8,062)	(179)	(26)
(Loss)/income before income tax and share of results of equity method investees	(58,758)	(62,644)	1,205	174
Share of results of equity method investees	(527)	87	636	92
Net (loss)/income	(59,285)	(62,557)	1,841	266
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	3,675	526	(2,695)	(391)
Share of other comprehensive income/(loss) of subsidiaries, VIEs and VIEs’ subsidiaries, net of tax	2,276	(1)	—	—
Unrealized securities holding gains/(loss), net of tax	1,220	(17,422)	—	—
Total other comprehensive income/(loss)	7,171	(16,897)	(2,695)	(391)
Total comprehensive loss	(52,114)	(79,454)	(854)	(125)

CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$ Note 2(f)
Net cash (used in)/provided by operating activities	(10,577)	(4,107)	519	75
Net cash (used in)/provided by investing activities	(2,216)	4,008	11,357	1,647
Net cash (used in)/provided by financing activities	—	(822)	8	1
Net (decrease)/increase in cash and cash equivalents	(12,793)	(921)	11,884	1,723
Cash and cash equivalents at beginning of year	14,668	1,875	954	138
Cash and cash equivalents at end of year	1,875	954	12,838	1,861

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

Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries, VIEs and VIEs’ subsidiaries’ loss are presented as “(Loss)/Income from subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive (Loss)/Income. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.